As filed with the Securities and Exchange Commission on December 2, 2025.
Registration No. 333-291538

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Amendment No. 1 to
FORM S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
HERITAGE FINANCIAL CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Washington	6021	91-1857900
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)
201 Fifth Avenue SW
Olympia, Washington 98501
(360) 943-1500
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Kaylene M. Lahn
Senior Vice President and Corporate Governance Officer and Corporate Secretary
Heritage Financial Corporation
201 Fifth Avenue SW
Olympia, Washington 98501
(360) 943-1500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Joseph T. Ceithaml Barack Ferrazzano Kirschbaum & Nagelberg LLP 200 W. Madison Street, Suite 3900 Chicago, Illinois 60606 (312) 984-3100	Kurt Leeper Otteson Shapiro LLP 7979 E. Tufts Avenue, Suite 1600 Denver, Colorado 80237 (720) 963-7546

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: As soon as reasonably practicable after the Registration Statement becomes effective and after the conditions to the completion of the proposed transaction described in the proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not offer or sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY COPY — SUBJECT TO COMPLETION,
DATED DECEMBER 2, 2025

PROSPECTUS OF HERITAGE FINANCIAL CORPORATION

JOINT PROXY STATEMENT OF HERITAGE FINANCIAL CORPORATION AND OLYMPIC BANCORP, INC.

Merger Proposal – Your Vote Is Important
DEAR HERITAGE FINANCIAL CORPORATION AND OLYMPIC BANCORP, INC. SHAREHOLDERS:
The boards of directors of Heritage Financial Corporation (“Heritage”) and Olympic Bancorp, Inc. (“Olympic”) have each unanimously approved a transaction that will result in the merger of Olympic with and into Heritage (the “merger”). Heritage will be the surviving bank holding company in the merger. If the merger is consummated, each issued and outstanding share of Olympic Class A voting common stock and Class B nonvoting common stock (other than any shares owned by Heritage or Olympic and other than shares held in any Olympic benefit plan or related trust accounts or otherwise held in a fiduciary or agency capacity or as a result of debts previously contracted) (together, “Olympic capital stock”) will be converted into the right to receive 45.0 shares (the “exchange ratio”) of Heritage common stock, with cash paid in lieu of fractional shares. A copy of the merger agreement is attached as Appendix A to the accompanying joint proxy statement/prospectus and is incorporated by reference herein. After the merger is consummated, based on the number of issued and outstanding shares of Heritage common stock and shares of Olympic capital stock on September 30, 2025, we expect that current Heritage shareholders will own approximately 82.6%, and current Olympic shareholders will own approximately 17.4%, of the outstanding shares of common stock of the combined company.
Heritage common stock currently trades on the Nasdaq Global Stock Market (“Nasdaq”) under the symbol “HFWA.” Based on the closing price of Heritage common stock reported on Nasdaq of $24.64 as of September 24, 2025, the trading day immediately preceding the public announcement of the merger, the implied merger consideration that an Olympic shareholder would be entitled to receive for each share of Olympic capital stock owned would be $1,108.80, with an aggregate transaction value of approximately $176.6 million. Based on the closing price of Heritage common stock reported on Nasdaq of $23.94 as of November 28, 2025, the latest practicable date before the date of the accompanying joint proxy statement/prospectus, the implied merger consideration that an Olympic shareholder would be entitled to receive for each share of Olympic capital stock owned would be $1,077.30, with an aggregate transaction value of approximately $171.6 million. We urge you to obtain current market quotations of Heritage common stock.
We cannot consummate the merger unless we obtain the necessary regulatory approvals, the shareholders of Olympic approve the merger agreement and the transactions contemplated therein, and the shareholders of Heritage approve the issuance of Heritage common stock pursuant to the merger agreement. Whether or not you plan to attend the applicable special meeting, please take the time to vote by following the voting instructions included in the enclosed proxy card. Submitting a proxy now will not prevent you from being able to vote in person during the special meeting. If you do not vote your shares as instructed in the enclosed proxy card, or if you do not instruct your broker how to vote any shares held for you in “street name,” the effect will be a vote “against” the merger agreement and the transactions contemplated therein. Your vote is important, regardless of the number of shares that you own.

The date, time and place of the Heritage virtual special meeting are:		The date, time and place of the Olympic special meeting are:
Date:	January 21, 2026	Date:	January 21, 2026
Time:	10:00 a.m., Pacific Time	Time:	10:00 a.m., Pacific Time
Access Link:	www.meetnow.global/MQGASCM	Location:	619 Bay Street, Port Orchard, Washington 98366
The accompanying joint proxy statement/prospectus contains a more complete description of the special meetings of Heritage and Olympic shareholders and the terms of the merger. We urge you to review this entire document carefully. You may also obtain information about Heritage from documents that Heritage has filed with the Securities and Exchange Commission (the “SEC”). Heritage’s board of directors recommends that Heritage’s shareholders vote “FOR” the proposal to approve the issuance of Heritage common stock pursuant to the merger agreement, and “FOR” the other matters to be considered at the Heritage virtual special meeting. Olympic’s board of directors recommends that Olympic’s shareholders vote “FOR” the proposal to approve the merger agreement and the transactions contemplated therein and “FOR” the other matters to be considered at the Olympic in-person special meeting.

Sincerely,	Sincerely,

Bryan D. McDonald	Steven L. Politakis
President and Chief Executive Officer	President and Chief Executive Officer
Heritage Financial Corporation	Olympic Bancorp, Inc.
You should read this entire joint proxy statement/prospectus carefully because it contains important information about the merger. In particular, you should read carefully the information under the section entitled “Risk Factors” beginning on page 18.
Neither the SEC nor any state securities regulatory body has approved or disapproved of the securities to be issued under the accompanying joint proxy statement/prospectus or determined if the accompanying joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The securities to be issued in connection with the merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
The accompanying joint proxy statement/prospectus is dated [ ], and is first being mailed to Heritage’s and Olympic’s respective shareholders on or about [ ].

Heritage Financial Corporation
201 Fifth Avenue SW
Olympia, Washington 98501
(360) 943-1500
Notice of Virtual Special Meeting of Shareholders

Date:	January 21, 2026
Time:	10:00 a.m., Pacific Time
Access Link:	www.meetnow.global/MQGASCM
TO HERITAGE FINANCIAL CORPORATION SHAREHOLDERS:
NOTICE IS HEREBY GIVEN that Heritage Financial Corporation (“Heritage”) will hold a virtual special meeting of its shareholders on January 21, 2026, at 10:00 a.m., Pacific Time, which can be accessed virtually only by visiting www.meetnow.global/MQGASCM and entering the unique control number found on the proxy card distributed to each Heritage shareholder entitled to vote as of the record date. The Heritage special meeting will be held virtually only and, because there will not be a physical location for the Heritage special meeting, you will not be able to attend in person. The purpose of the Heritage virtual special meeting is to consider and vote on the following matters:
•a proposal to approve the issuance of Heritage common stock pursuant to the Agreement and Plan of Merger, dated as of September 25, 2025, between Heritage and Olympic Bancorp, Inc. (“Olympic”), pursuant to which Olympic will merge (the “merger”) with and into Heritage (the “Heritage stock issuance proposal”); and
•a proposal to approve the adjournment of the special meeting to permit further solicitation of proxies in the event that an insufficient number of votes are cast to approve the Heritage stock issuance proposal (the “Heritage adjournment proposal”).
Holders of record of Heritage common stock at the close of business on November 26, 2025, are entitled to receive this notice and to vote at the virtual special meeting and any adjournments or postponements thereof. The presence at the Heritage virtual meeting, virtually or by proxy, of at least a majority of the shares of Heritage common stock entitled to vote at the meeting as of the close of business on the record date will constitute a quorum. Approval of both the Heritage stock issuance proposal and the Heritage adjournment proposal requires the affirmative vote of the majority of the shares of Heritage common stock present, virtually or by proxy, and entitled to vote at the virtual special meeting. Abstentions will have the same legal effect as a vote “against” these proposals, while broker non-votes, because they will not be counted as entitled to vote, will not affect the voting on these proposals. A copy of the merger agreement is attached as Appendix A to the accompanying joint proxy statement/prospectus, and a summary of the terms of the merger agreement is included in the accompanying joint proxy statement/prospectus under the heading “Description of the Merger Agreement;” both are incorporated by reference herein. Under Washington law, dissenters’ rights are not available to Heritage shareholders with respect to the Heritage stock issuance proposal.
The board of directors of Heritage unanimously recommends that you vote “FOR” the approval of the Heritage stock issuance proposal and “FOR” the approval of the Heritage adjournment proposal.
Your vote is important. Whether or not you plan to attend the meeting, please act promptly to vote your shares. You may vote your shares via the Internet or telephone or by completing, signing and dating a proxy card and returning it in the accompanying postage paid envelope. Please review the instructions for each of your voting options described in the accompanying joint proxy statement/prospectus. If you attend the meeting, you may vote your shares in person during the virtual special meeting, even if you have previously submitted a proxy in writing. Submitting a proxy will ensure that your shares are represented at the meeting.
If you have any questions regarding the accompanying joint proxy statement/prospectus, you may contact Heritage’s proxy solicitor at:
Advantage Proxy, Inc.
Attention: Karen Smith
Toll Free: (877) 870-8565
Collect: (206) 870-8565
Email: ksmith@advantageproxy.com

By Order of the Heritage Board of Directors

Brian L. Vance
Board Chair
Olympia, Washington
[ ]

Olympic Bancorp, Inc.
619 Bay Street
Port Orchard, Washington 98366
(360) 876-7800
Notice of In-Person Special Meeting of Shareholders

Date:	January 21, 2026
Time:	10:00 a.m., Pacific Time
Location:	619 Bay Street, Port Orchard, Washington 98366
TO OLYMPIC BANCORP, INC. SHAREHOLDERS:
NOTICE IS HEREBY GIVEN that Olympic Bancorp, Inc. (“Olympic”) will hold an in-person special meeting of its shareholders on January 21, 2026, at 10:00 a.m., Pacific Time, at 619 Bay Street, Port Orchard, Washington 98366. The purpose of the Olympic special meeting is to consider and vote on the following matters:
•a proposal to approve and adopt the Agreement and Plan of Merger, dated as of September 25, 2025, between Heritage Financial Corporation (“Heritage”) and Olympic, pursuant to which Olympic will merge (the “merger”) with and into Heritage, and the transactions contemplated therein (the “Olympic merger proposal”); and
•a proposal to approve the adjournment of the special meeting to permit further solicitation of proxies in the event that an insufficient number of votes are cast to approve the Olympic merger proposal (the “Olympic adjournment proposal”).
Holders of record of Olympic Class A voting common stock and Class B nonvoting common stock (together, “Olympic capital stock”) at the close of business on November 26, 2025, are entitled to receive this notice and to vote at the special meeting and any adjournments or postponements thereof. A majority of the shares of Olympic capital stock entitled to vote, represented in person or by proxy, shall constitute a quorum at the special meeting. Approval of the Olympic merger proposal requires the affirmative vote, in person or by proxy, of two-thirds of the outstanding shares of Olympic capital stock, voting together at a single class, at the Olympic special meeting. Approval of the Olympic adjournment proposal requires the affirmative vote, in person or by proxy, of the majority of the shares of Olympic capital stock represented at the special meeting and entitled to vote on the proposal. A copy of the merger agreement is attached as Appendix A to the accompanying joint proxy statement/prospectus, and a summary of the terms of the merger agreement is included in the accompanying joint proxy statement/prospectus under the heading “Description of the Merger Agreement;” both are incorporated by reference herein. Under Washington law, dissenters’ rights are available to Olympic shareholders with respect to the Olympic merger proposal.
The board of directors of Olympic unanimously recommends that you vote “FOR” the approval of the Olympic merger proposal and “FOR” the approval of the Olympic adjournment proposal.
Your vote is important. Whether or not you plan to attend the meeting, please act promptly to vote your shares. You may vote your shares by completing, signing and dating a proxy card and returning it in the accompanying postage paid envelope. Please review the instructions for each of your voting options described in the accompanying joint proxy statement/prospectus. If you attend the meeting, you may vote your shares in person during the special meeting, even if you have previously submitted a proxy in writing. Submitting a proxy will ensure that your shares are represented at the meeting.
We will send you a letter of transmittal separately on a later date with instructions informing you how to send in your stock certificates to the exchange agent to receive your portion of the merger consideration. Please do not send in your stock certificates at this time.
If you have any questions regarding the accompanying joint proxy statement/prospectus, you may contact Olympic at:
Olympic Bancorp, Inc.
Leigh Hagen
Secretary
619 Bay Street
Port Orchard, Washington 98366
(360) 876-7800

By Order of the Olympic Board of Directors

Cydly Langer Smith
Chairwoman of the Board
Port Orchard, Washington
[ ]

REFERENCES TO ADDITIONAL INFORMATION
This joint proxy statement/prospectus incorporates important business and financial information about Heritage Financial Corporation (“Heritage”) from documents filed with the Securities and Exchange Commission (the “SEC”) that are not included in or delivered with this joint proxy statement/prospectus. For a listing of the documents incorporated by reference into this joint proxy statement/prospectus, please see the section entitled “Where You Can Find More Information.” You can obtain any of the documents filed with or furnished to the SEC by Heritage at no cost from the SEC’s website at http://www.sec.gov. You may also request copies of these documents, including documents incorporated by reference in this joint proxy statement/prospectus, at no cost by requesting them in writing or by telephone at the following addresses and telephone numbers:

Heritage Financial Corporation	Advantage Proxy, Inc.
201 Fifth Avenue SW	Attention: Karen Smith
Olympia, Washington 98501	Toll Free: (877) 870-8565
(360) 943-1500	Collect: (206) 870-8565
Email: ksmith@advantageproxy.com
The section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” has additional information about obtaining copies of documents that Heritage has filed with the SEC.
You will not be charged for copies of any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of the applicable special meeting. This means that shareholders requesting documents must do so by January 13, 2026, to receive them before the Heritage virtual special meeting, and must do so by January 13, 2026, to receive them before the Olympic Bancorp, Inc. (“Olympic”) special meeting.
ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS
This document, which forms part of a registration statement on Form S-4 filed with the SEC by Heritage (File No. 333-291538), constitutes a prospectus of Heritage under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of common stock, no par value per share, of Heritage (“Heritage common stock”) to be issued pursuant to the Agreement and Plan of Merger, dated as of September 25, 2025, by and between Heritage and Olympic, as it may be amended from time to time (the “merger agreement”). This document also constitutes a joint proxy statement of Heritage and Olympic under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It also constitutes a notice of meeting with respect to the virtual special meeting at which Heritage shareholders will be asked to consider and vote upon the approval of the issuance of Heritage common stock pursuant to the merger agreement, and a notice of meeting with respect to the in-person special meeting at which Olympic shareholders will be asked to consider and vote upon the approval of the merger agreement and the transactions contemplated therein.
Heritage has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to Heritage, and Olympic has supplied all information contained in this joint proxy statement/prospectus relating to Olympic.
You should rely only on the information contained in, or incorporated by reference into, this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated [ ], and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such information. None of the mailing of this document to Heritage shareholders, the mailing of this document to Olympic shareholders or the issuance by Heritage of shares of Heritage common stock pursuant to the merger agreement will create any implication to the contrary.
This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

i

ii

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER
The following questions and answers are intended to briefly address some commonly asked questions regarding the merger, the merger agreement, the Heritage Financial Corporation (“Heritage”) virtual special meeting and the Olympic Bancorp, Inc. (“Olympic”) in-person special meeting. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to, and the information incorporated by reference in, this document. See “Where You Can Find More Information.”
Q:    Why am I receiving this joint proxy statement/prospectus?
A:    You are receiving this joint proxy statement/prospectus because Heritage and Olympic have entered into an Agreement and Plan of Merger, dated as of September 25, 2025 (the “merger agreement”), pursuant to which Olympic will be merged with and into Heritage, with Heritage continuing as the surviving company (the “merger”). Immediately following the merger, Kitsap Bank, a wholly-owned banking subsidiary of Olympic, will merge with and into Heritage’s wholly-owned banking subsidiary, Heritage Bank, with Heritage Bank continuing as the surviving bank under the name “Heritage Bank” (the “bank merger”). A copy of the merger agreement is included as Appendix A to this joint proxy statement/prospectus. In this joint proxy statement/prospectus, we refer to the date on which the consummation of the transactions contemplated by the merger agreement will occur as the “closing date,” and the time at which the merger will occur as the “effective time.”
In order to complete the merger, among other things:
•Heritage shareholders must approve the issuance of Heritage common stock pursuant to the merger agreement (the “Heritage stock issuance proposal”); and
•Olympic shareholders must approve and adopt the merger agreement, pursuant to which Olympic will merge with and into Heritage (the “Olympic merger proposal”).
Heritage is holding a virtual special meeting of its shareholders to obtain approval of the Heritage stock issuance proposal. Heritage shareholders will also be asked to approve a proposal to adjourn the Heritage special meeting to permit further solicitation of proxies in the event that an insufficient number of votes are cast to approve the Heritage stock issuance proposal (the “Heritage adjournment proposal”).
Olympic is holding an in-person special meeting of its shareholders to obtain approval of the Olympic merger proposal. Olympic shareholders will also be asked to approve a proposal to adjourn the Olympic special meeting to permit further solicitation of proxies in the event that an insufficient number of votes are cast to approve the Olympic merger proposal (the “Olympic adjournment proposal”).
This joint proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the Heritage and Olympic special meetings, and you should read it carefully. It is a joint proxy statement because Heritage’s board of directors (the “Heritage Board”) and Olympic’s board of directors (the “Olympic Board”) are soliciting proxies from their respective shareholders. It is a prospectus because, if the merger is consummated, Heritage will issue shares of Heritage common stock to holders of Olympic capital stock in connection with the merger. The enclosed materials allow you to have your shares voted by proxy without attending the Heritage virtual special meeting or Olympic in-person special meeting, as appropriate. Your vote is important. We encourage you to submit your proxy as soon as possible.
Q:    What will Olympic shareholders be entitled to receive in the merger?
A:    If the merger is consummated, each share of Olympic capital stock issued and outstanding immediately prior to the effective time will be converted into the right to receive 45.0 shares of Heritage common stock (the “exchange ratio”), with cash paid in lieu of fractional shares.
Q:    Will the exchange ratio adjust based on the trading price of Heritage common stock prior to closing?
A:    No, the exchange ratio is fixed and will not increase or decrease due to changes in the trading price of Heritage common stock prior to the closing of the merger. See “Description of the Merger Agreement—Consideration to be received in the merger.”

Q:    What is the value of the per share merger consideration?
A:    The value of the merger consideration to be received by Olympic shareholders will fluctuate as the market price of Heritage common stock fluctuates before the consummation of the merger. This price will not be known at the time of the Olympic special meeting, and may be more or less than the current price of Heritage common stock or the price of Heritage common stock at the time of the Olympic special meeting. Further, the value of the shares of Heritage common stock that each Olympic shareholder receives will continue to fluctuate until that shareholder sells his, her or its shares. Based on the closing price of Heritage common stock on the Nasdaq Global Stock Market (“Nasdaq”) as of September 24, 2025, the trading day immediately preceding the public announcement of the merger, the implied merger consideration that an Olympic shareholder would be entitled to receive for each share of Olympic capital stock owned would be $1,108.80, with an aggregate transaction value of approximately $176.6 million. Based on the closing price of Heritage common stock as reported on Nasdaq of $23.94 as of November 28, 2025, the latest practicable date before the date of this joint proxy statement/prospectus, the implied merger consideration that an Olympic shareholder would be entitled to receive for each share of Olympic capital stock owned would be $1,077.30 with an aggregate transaction value of approximately $171.6 million. We urge you to obtain current market quotations of Heritage common stock.
Q:    Why do Heritage and Olympic want to engage in the merger?
A:    Heritage believes that the merger will further its strategic growth plans and provide Heritage shareholders with substantial benefits, and Olympic believes that the merger will provide Olympic shareholders with an attractive return on their investment and other substantial benefits. To review the reasons for the merger in more detail, see “The Merger—Heritage’s reasons for the merger and recommendation of the Heritage Board” and “The Merger—Olympic’s reasons for the merger and recommendation of the Olympic Board.”
Q:    What are Heritage shareholders being asked to vote on?
A:    Heritage shareholders are being asked to approve the issuance of Heritage common stock pursuant to the merger agreement. Heritage shareholders are also being asked to approve a proposal to adjourn the Heritage virtual special meeting, if necessary or appropriate, including to solicit additional proxies to approve the issuance of Heritage common stock pursuant to the merger agreement. Consummation of the merger and the issuance of Heritage common stock pursuant to the merger agreement are not conditioned upon approval of the Heritage adjournment proposal.
Q:    What does the Heritage Board recommend?
A:    The Heritage Board has determined that the issuance of Heritage common stock pursuant to the merger agreement is in the best interests of Heritage and its shareholders. The Heritage Board unanimously recommends that Heritage shareholders vote “FOR” the Heritage stock issuance proposal, and “FOR” the Heritage adjournment proposal. To review Heritage’s reasons for the merger in more detail, see “The Merger—Heritage’s reasons for the merger and recommendation of the Heritage Board.”
Q:    What vote is required to approve each proposal at the Heritage special meeting, and how will abstentions and broker non-votes affect the vote?
A:    Approval of each of the Heritage stock issuance proposal and the Heritage adjournment proposal requires the affirmative vote of the majority of the shares of Heritage common stock present, virtually or by proxy, and entitled to vote at the special meeting. Abstentions will have the same legal effect as a vote “against” these proposals, while broker non-votes, because they will not be counted as entitled to vote, will not affect the voting on these proposals. Broker non-votes may also prevent Heritage from obtaining a quorum and require Heritage to adjourn the special meeting to solicit additional proxies.
Q:    What are Olympic shareholders being asked to vote on?
A:    Olympic shareholders are being asked to approve and adopt the merger agreement, which provides for the merger of Olympic with and into Heritage, and the transactions contemplated by the merger agreement. Olympic shareholders are also being asked to approve a proposal to adjourn the Olympic special meeting, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement and the transactions contemplated by the merger agreement. Consummation of the merger is not conditioned upon approval of the Olympic adjournment proposal.

Q:    What does the Olympic Board recommend?
A:    The Olympic Board has determined that the merger agreement and the transactions contemplated therein are in the best interests of Olympic and its shareholders. The Olympic Board unanimously recommends that Olympic shareholders vote “FOR” the approval of the Olympic merger proposal, and “FOR” the approval of the Olympic adjournment proposal. To review Olympic’s reasons for the merger in more detail, see “The Merger—Olympic’s reasons for the merger and recommendation of the Olympic Board.”
Q:    What vote is required to approve each proposal at the Olympic special meeting, and how will abstentions affect the vote?
A:    Approval of the Olympic merger proposal requires the affirmative vote, in person or by proxy, of two-thirds of the outstanding shares of Olympic capital stock, voting together as a single class, at the Olympic special meeting. Abstentions and shares not voted will have the same effect as a vote “against” the proposal to adopt the merger agreement. Approval of the Olympic adjournment proposal requires the affirmative vote, in person or by proxy, of the majority of the shares of Olympic capital stock represented at the special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “against” the adjournment proposal.
Q:    Why is my vote important?
A:    The merger cannot be consummated unless the merger agreement and the transactions contemplated therein are approved by Olympic’s shareholders, and the issuance of Heritage common stock pursuant to the merger agreement, is approved by Heritage’s shareholders. If, as an Olympic shareholder, you fail to submit a proxy or vote in person during the Olympic special meeting, or vote to abstain, this will have the same effect as a vote “against” the approval of the merger agreement. If, as a Heritage shareholder, you vote to abstain, this will have the same effect as a vote “against” the issuance of Heritage common stock pursuant to the merger agreement. If, as a Heritage shareholder, you fail to submit a proxy or vote in person during the Heritage virtual special meeting, or you do not provide your bank, brokerage firm or other nominee with voting instructions, as applicable, this will not affect voting on the issuance of Heritage common stock pursuant to the merger agreement, but could prevent Heritage from obtaining a quorum. The Olympic Board unanimously recommends that Olympic’s shareholders vote “FOR” the approval of the Olympic merger proposal, and the Heritage Board unanimously recommends that Heritage’s shareholders vote “FOR” the approval of the Heritage stock issuance proposal. Consummation of the merger and the issuance of Heritage common stock pursuant to the merger agreement are not conditional upon approval of the Heritage adjournment proposal or the Olympic adjournment proposal.
Q:    What do I need to do now? How do I vote?
A:    Heritage virtual special meeting. You may vote at the Heritage virtual special meeting if you own shares of Heritage common stock of record at the close of business on the record date for the Heritage virtual special meeting, November 26, 2025. After you have carefully read and considered the information contained in this joint proxy statement/prospectus, please vote your shares via the Internet or telephone or by completing, signing and dating a proxy card and returning it in the accompanying postage paid envelope. This will enable your shares to be represented at the Heritage virtual special meeting. You may also vote in person during the Heritage virtual special meeting. If you do not vote by proxy or vote in person during the Heritage virtual special meeting, this will make it more difficult to achieve a quorum for the meeting. Although you may vote by mail, we ask that you vote instead by Internet or telephone. You may vote by telephone by calling the toll-free number specified on your proxy card or vote by Internet by accessing the website specified on your proxy card and by following the preprinted instructions on the proxy card. The giving of a proxy by either of these means will not affect your right to vote in person if you decide to attend the Heritage virtual special meeting.
Olympic in-person special meeting. You may vote at the Olympic in-person special meeting if you own shares of Olympic capital stock of record at the close of business on the record date for the Olympic special meeting, November 26, 2025. After you have carefully read and considered the information contained in this joint proxy statement/prospectus, please vote by a method described on your proxy card. This will enable your shares to be represented at the Olympic special meeting. You may also vote in person during the Olympic special meeting. If you do not vote by proxy or in person during the Olympic special meeting, this will make it more difficult to achieve a quorum for the meeting.

Q:    What should I do if some or all of my shares are held by the Heritage 401(k) Profit Sharing Plan?
A:    Heritage maintains the Heritage Financial Corporation 401(k) Profit Sharing Plan and Trust (the “Heritage 401(k) Plan”), which owned 233,696 shares or 0.7% of Heritage common stock as of the record date. Each participant may instruct the Heritage 401(k) Plan trustee how to vote the shares of Heritage common stock allocated to the participant’s account under the Heritage 401(k) Plan by completing a vote authorization form, which will take the form of a separate proxy card indicating the shares held in the Heritage 401(k) Plan. If a participant properly executes a vote authorization form, the Heritage 401(k) Plan trustee will vote the participant’s shares in accordance with the participant’s instructions. Heritage 401(k) Plan shares for which proper voting instructions are not received will not be voted. To give the trustee sufficient time to vote, all vote authorization forms, which are in the form of a proxy card, must be received from Heritage 401(k) Plan participants by January 13, 2026.
Q:    Who will solicit the proxies and pay the cost of soliciting proxies for the special meetings?
A:    Heritage virtual special meeting. Heritage will pay the cost of soliciting proxies for the Heritage special meeting. Heritage has engaged Advantage Proxy, Inc. (“Advantage Proxy”) to assist in the solicitation of proxies for the Heritage special meeting. Heritage has agreed to pay Advantage Proxy a fee of $7,500 for this service. Heritage will also reimburse Advantage Proxy for reasonable out-of-pocket expenses and will indemnify Advantage Proxy and its affiliates against certain claims, liabilities, losses, damages and expenses. Solicitation initially will be made by mail. Forms of proxies and proxy materials may also be distributed through brokers, banks and other nominees to the beneficial owners of shares of Heritage common stock, in which case these parties will be reimbursed by Heritage for their reasonable out-of-pocket expenses. Proxies may also be solicited in person or by telephone, electronic mail or other electronic medium by certain of Heritage’s directors, officers and other employees, without additional compensation.
Olympic in-person special meeting. Olympic will pay the cost of soliciting proxies for the Olympic special meeting. Solicitation initially will be made by mail. Proxies may also be solicited in person or by telephone, electronic mail or other electronic medium by certain of Olympic’s directors, officers and other employees, without additional compensation.
Q:    If my shares of Heritage common stock are held in “street name” by my bank, broker or other fiduciary, will my bank, broker or other fiduciary automatically vote my shares for me?
A:    No. Your bank, broker or other fiduciary cannot vote your shares without instructions from you. If your shares of Heritage common stock are held in “street name” through a bank, broker or other fiduciary, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank, broker or other fiduciary. You may not vote shares held in street name by returning a proxy card directly to Heritage, or by voting in person during the Heritage virtual special meeting, unless you provide a “legal proxy,” which you must obtain from your broker, bank or other fiduciary. Further, banks, brokers or other fiduciaries that hold shares of Heritage common stock on behalf of their customers may not give a proxy to Heritage to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks and other fiduciaries do not have discretionary voting power on these matters.
Q:    How will my proxy be voted?
A:    Heritage shareholders. If you vote your shares via the Internet or telephone or by completing, signing and dating a proxy card and returning it in the accompanying postage paid envelope, your proxy will be voted in accordance with your instructions. If you sign, date and send in your proxy card, but you do not indicate how you want to vote, your proxy will be voted “FOR” the approval of the issuance of Heritage common stock pursuant to the merger agreement; and “FOR” the approval of the Heritage adjournment proposal.
Olympic shareholders. If you complete, sign, date and mail your proxy card, your proxy will be voted in accordance with your instructions. If you sign, date and send in your proxy card, but you do not indicate how you want to vote, your proxy will be voted “FOR” the approval of the merger agreement and the transactions contemplated therein; and “FOR” the approval of the Olympic adjournment proposal.
Q:    Can I revoke my proxy and change my vote?
A:    Heritage virtual special meeting. To revoke your proxy or change your vote, you must advise the Corporate Secretary of Heritage in writing before your Heritage common stock has been voted at the Heritage virtual special meeting, deliver a later dated proxy or attend the Heritage virtual special meeting and vote your shares in person during the virtual special meeting. Attendance at the Heritage virtual special meeting will not in itself constitute revocation of your proxy. If you hold your shares in the name of a broker, bank or other fiduciary and desire to revoke your proxy, you will need to contact your broker, bank or other fiduciary to revoke your proxy.
Olympic in-person special meeting. To revoke your proxy or change your vote, you must advise the Secretary of Olympic in writing before your Olympic capital stock has been voted at the Olympic special meeting, deliver a later dated proxy or attend the Olympic special meeting and vote your shares in person during the special meeting. Attendance at the Olympic special meeting will not in itself constitute revocation of your proxy.
Q:    What happens if I sell my shares of Olympic capital stock prior to the consummation of the merger?
A:    If you sell or otherwise transfer your shares of Olympic capital stock prior to the consummation of the merger, you will have transferred your right to receive the merger consideration. In order to receive the merger consideration, you must hold (or beneficially own, as the case may be) your shares through the effective time of the merger.
Q:    Are there risks I should consider in deciding to vote on the approval of the merger agreement or the issuance of Heritage common stock pursuant to the merger agreement?
A:    Yes, in evaluating the merger agreement and the transactions contemplated therein, including the issuance of Heritage common stock pursuant to the merger agreement, you should read this joint proxy statement/prospectus carefully, including the factors discussed in the section titled “Risk Factors” beginning on page 18.
Q:    What if I oppose the merger? Do I have dissenter’s rights?
A:    Heritage Shareholders. Under Washington law, dissenters’ rights are not available to Heritage shareholders with respect to the issuance of Heritage common stock pursuant to the merger agreement. For more information regarding the special meeting of Heritage shareholders, please see “Information About the Special Meeting of Heritage Shareholders” beginning on page 29.
Olympic Shareholders. Under Washington law, dissenters’ rights are available to Olympic shareholders with respect to the merger. For more information regarding the special meeting of Olympic shareholders, please see “Information About the Special Meeting of Olympic Shareholders” beginning on page 33.
Q:    What are the tax consequences of the merger to me?
The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), and it is a condition to Heritage’s and Olympic’s obligations to consummate the merger that each of them receives a legal opinion from its tax counsel to that effect. However, Heritage and Olympic have not, and will not seek, any ruling from the Internal Revenue Service (the “IRS”) regarding any matters related to the transactions, and as a result, there can be no assurance that the IRS would not assert that the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, or that a court would not sustain such a position.
Provided the merger qualifies as a reorganization for United States federal income tax purposes, Olympic shareholders generally will not recognize any gain or loss upon the exchange of their Olympic capital stock for shares of Heritage common stock, except with respect to cash received in lieu of fractional shares, if any.
The tax consequences of the merger to each Olympic shareholder will depend on such Olympic shareholder’s own situation and many variables not within Olympic’s control. In addition, an Olympic shareholder may be subject to state, local or non-U.S. tax laws that are not discussed in this joint proxy statement/prospectus. You should consult with your tax advisor for the specific tax consequences of the merger to you. See “The Merger—Material U.S. federal income tax consequences of the merger.”
Q:    When and where are the special meetings?
A:    Heritage virtual special meeting. The Heritage special meeting will take place on January 21, 2026 at 10:00 a.m., Pacific Time, which can be accessed virtually only by visiting www.meetnow.global/MQGASCM and entering the unique control number found on the proxy card distributed to each Heritage shareholder entitled to vote as of the record date. The Heritage special meeting will be held virtually only and, because there will not be a physical location for the Heritage special meeting, you will not be able to attend in person. If you are not a shareholder of record but hold shares as a beneficial owner in street name, you should follow the instructions for attending the Heritage virtual special meeting provided by your bank, broker or other fiduciary. The Heritage virtual special meeting platform is fully supported across browsers and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants should ensure that they have a strong Internet connection wherever they intend to participate in the Heritage virtual special meeting. Participants should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting.
Olympic in-person special meeting. The Olympic special meeting will take place on January 21, 2026 at 10:00 a.m., Pacific Time, at 619 Bay Street, Port Orchard, Washington 98366.
Q:    Who may attend the special meetings?
A:    Heritage virtual special meeting. Only Heritage shareholders as of the close of business on the record date for the special meeting, November 26, 2025, may attend the Heritage special meeting. If you are a Heritage shareholder of record, the Heritage special meeting may be accessed virtually only by visiting www.meetnow.global/MQGASCM and entering the unique control number found on the proxy card distributed to each Heritage shareholder entitled to vote as of the record date. If you are not a shareholder of record but hold shares as a beneficial owner in street name, you should follow the instructions for attending the Heritage special meeting provided by your bank, broker or other fiduciary.
Olympic in-person special meeting. Only Olympic shareholders as of the close of business on the record date for the special meeting, November 26, 2025, may attend the Olympic special meeting.
Q:    Will I be able to attend either special meeting in person?
A:    Heritage virtual special meeting. Heritage shareholders will not be able to attend the Heritage special meeting in person, as the Heritage special meeting will be held virtually only, and there will not be a physical location for the Heritage special meeting.
Olympic special meeting. Olympic shareholders will be able to attend Olympic special meeting in person on January 21, 2026 at 10:00 a.m., Pacific Time, at 619 Bay Street, Port Orchard, Washington 98366.
Q:    Where can I find the results of the special meetings?
A:    Heritage and Olympic intend to announce preliminary voting results at their respective special meetings. Heritage also intends to publish final voting results from its special meeting on a Current Report on Form 8-K, which Heritage must file with the SEC within four business days following its special meeting.
Q:    Should I send in my Olympic stock certificates now?
A:    No. The exchange agent will mail letters of transmittal within five business days following the closing date of the merger. After you receive the letter of transmittal, you should complete the letter of transmittal and, if you hold certificates representing Olympic capital stock, return them with your completed form to submit them for exchange. Please send the letter of transmittal and your certificates representing Olympic capital stock, if any, to the exchange agent, in the envelope provided with the letter of transmittal. Do not send your certificates representing Olympic capital stock with your proxy card.
Q:    Whom may I contact if I cannot locate my Olympic stock certificate(s)?
A:    If you are unable to locate your original certificate(s) representing Olympic capital stock, you should follow the instructions regarding lost or stolen stock certificates set forth in the letter of transmittal that will be mailed to you by Heritage’s exchange agent following the closing of the merger.
Q:    What should I do if I hold my shares of Olympic capital stock in book-entry form?
A:     If you hold shares of Olympic capital stock in book-entry form, you should follow the instructions set forth in the letter of transmittal with respect to shares of Olympic capital stock held in book-entry form.
Q:    What should I do if I receive more than one set of voting materials?
A:    Heritage and Olympic shareholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of Heritage common stock or Olympic capital stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of Heritage common stock or Olympic capital stock and your shares are registered in more than one name, you will receive more than one proxy card. If you are a holder of record of both Heritage common stock and Olympic capital stock, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this joint proxy statement/prospectus to ensure that you vote every share of Heritage common stock and/or Olympic capital stock that you own.
Q:    When is the merger expected to be consummated?
A:    The merger agreement must be approved by shareholders of Olympic, the issuance of Heritage common stock pursuant to the merger agreement must be approved by shareholders of Heritage, and we must obtain the necessary regulatory approvals, before we can consummate the merger. Assuming Olympic shareholders vote to approve the merger and adopt the merger agreement and the transactions contemplated therein, Heritage shareholders vote to approve the issuance of Heritage common stock pursuant to the merger agreement, and we obtain the other necessary approvals and satisfaction or waiver of the other conditions to the closing described in the merger agreement, we expect to consummate the merger in the first quarter of 2026. See “Description of the Merger Agreement—Conditions to consummation of the merger.”
Q:    Is consummation of the merger subject to any conditions besides shareholder approval?
A:    Yes. The transaction must receive the required regulatory approvals, and there are other standard closing conditions that must be satisfied. See “Description of the Merger Agreement—Conditions to consummation of the merger.”
Q:    What happens if the merger is not consummated?
A:    Heritage and Olympic expect to consummate the merger in the first quarter of 2026. However, neither Heritage nor Olympic can assure you of when or if the merger will be consummated. Heritage and Olympic must first obtain the approval of Olympic’s shareholders for the merger agreement and the approval of Heritage’s shareholders for the issuance of Heritage common stock pursuant to the merger agreement, as well as obtain necessary regulatory approvals and satisfy certain other standard closing conditions. If the merger is not consummated, Olympic shareholders will not receive any consideration for their shares and will continue to be Olympic shareholders. Each of Heritage and Olympic will remain independent companies. Under certain circumstances, either Heritage or Olympic as the terminating party may be required to pay the non-terminating party a fee with respect to the termination of the merger agreement, as described under “Description of the Merger Agreement—Termination fees.”
Q:    Who can answer my other questions?
A:    If you are a Heritage shareholder and have more questions about the merger or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should contact:

Heritage Financial Corporation	Advantage Proxy, Inc.
201 Fifth Avenue SW	Attention: Karen Smith
Olympia, Washington 98501	Toll Free: (877) 870-8565
(360) 943-1500	Collect: (206) 870-8565
Attention: Corporate Secretary	Email: ksmith@advantageproxy.com
If you are an Olympic shareholder and have more questions about the merger or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should contact:
Olympic Bancorp, Inc.
619 Bay Street
Port Orchard, Washington 98366
(360) 876-7800
Attention: Secretary

SUMMARY
This summary highlights selected information in this joint proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger more fully, you should read this entire joint proxy statement/prospectus carefully, including the Appendices and the documents referred to or incorporated in this joint proxy statement/prospectus. A copy of the merger agreement is attached as Appendix A to this joint proxy statement/prospectus and is incorporated by reference herein.
Information about Heritage and Olympic (See page 26)
Heritage Financial Corporation
201 Fifth Avenue SW
Olympia, Washington 98501
(360) 943-1500
Heritage Financial Corporation is a bank holding company that was incorporated in the State of Washington in August 1997. Heritage is primarily engaged in the business of planning, directing, and coordinating the business activities of its wholly-owned subsidiary and single reportable segment, Heritage Bank. Heritage Bank is headquartered in Olympia, Washington and conducts business from its 50 branch offices and one loan production office located throughout Washington State, the greater Portland, Oregon area, Eugene, Oregon and Boise, Idaho. Heritage Bank also does business under the Whidbey Island Bank name on Whidbey Island, Washington. The deposits of Heritage Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”). Heritage Bank’s business consists primarily of commercial lending and deposit relationships with small and medium-sized businesses and their owners in its market areas, and attracting deposits from the general public. Heritage Bank also makes real estate construction and land development loans and consumer loans.
As of September 30, 2025, Heritage had total assets of approximately $7.0 billion, total loans of approximately $4.8 billion, total deposits of approximately $5.9 billion and total shareholders’ equity of approximately $904 million.
Heritage common stock is traded on Nasdaq under the ticker symbol “HFWA.”
For more information about Heritage, please visit Heritage’s website at www.hf-wa.com. The information provided on Heritage’s website (other than the documents expressly incorporated by reference herein) is not part of this joint proxy statement/prospectus and is not incorporated herein by reference. Additional information about Heritage is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information,” beginning on page 134.
Olympic Bancorp, Inc.
619 Bay Street
Port Orchard, Washington 98366
(360) 876-7800
Olympic is a Washington corporation and bank holding company registered under the Bank Holding Company Act of 1956, as amended, that primarily provides traditional banking services through Kitsap Bank, a wholly-owned banking subsidiary of Olympic. At present, Kitsap Bank represents Olympic’s only business operations.
As of September 30, 2025, Olympic had, on a consolidated basis, total assets of approximately $1.7 billion, total loans of approximately $903 million, total deposits of approximately $1.4 billion and total shareholders’ equity of approximately $143 million.
For more information about Olympic, see “Where You Can Find More Information,” beginning on page 134 and “Olympic Bancorp, Inc. Index to Consolidated Financial Statements,” beginning on page F-1.
The merger and the merger agreement (See page 36)
Heritage’s acquisition of Olympic is governed by a merger agreement. The merger agreement provides that, if all of the conditions set forth in the merger agreement are satisfied or waived, Olympic will be merged with and into Heritage. The merger is anticipated to be consummated in the first quarter of 2026. Immediately following the consummation of the merger, Heritage will merge Kitsap Bank with and into Heritage Bank, with Heritage Bank as the surviving bank. At such time, Kitsap Bank’s banking offices will become banking offices of Heritage Bank. Certain legacy locations of Kitsap Bank may continue to do business using the “Kitsap Bank” name following the merger, with such locations identified as divisions of Heritage Bank.
The merger agreement is included as Appendix A to this joint proxy statement/prospectus and is incorporated by reference herein. We urge you to read the merger agreement carefully and fully, as it is the legal document that governs the merger.

What Olympic shareholders will receive (See page 79)
If the merger is consummated, each share of Olympic capital stock issued and outstanding immediately prior to the effective time (other than any shares owned by Heritage or Olympic and other than shares held in any Olympic benefit plan or related trust accounts or otherwise held in a fiduciary or agency capacity or as a result of debts previously contracted) will be converted into the right to receive 45.0 shares of Heritage common stock, with cash paid in lieu of fractional shares.
Material U.S. federal income tax consequences of the merger (See page 68)
The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and it is a condition to Heritage’s and Olympic’s obligations to consummate the merger that each of Barack Ferrazzano Kirschbaum & Nagelberg LLP (“Barack Ferrazzano”) and Otteson Shapiro LLP (“Otteson Shapiro”) have delivered opinions, dated as of the closing date, to the effect that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. These opinions will not bind the IRS, which could take a different view. Heritage and Olympic have not sought, and will not seek, any ruling from the IRS regarding any matters relating to the transactions, and as a result, there can be no assurance that the IRS would not assert that the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, or that a court would not sustain such a position.
Provided the merger qualifies as a reorganization for United States federal income tax purposes, Olympic shareholders generally will not recognize any gain or loss upon the exchange of their Olympic capital stock for shares of Heritage common stock, except with respect to cash received in lieu of fractional shares, if any.
Determining the actual tax consequences of the merger to you as an individual taxpayer can be complicated. The tax consequences of the merger to each Olympic shareholder will depend on such Olympic shareholder’s own situation and many variables not within Olympic’s control. In addition, an Olympic shareholder may be subject to state, local or non-U.S. tax laws that are not discussed in this joint proxy statement/prospectus. For these reasons, we strongly urge Olympic shareholders to consult with their own tax advisors for a full understanding of the federal and any applicable state, local or other tax consequences of the merger to them.
Heritage’s reasons for the merger and recommendation of the Heritage Board (See page 41)
The Heritage Board believes that the merger agreement and the transactions contemplated therein, including the issuance of Heritage common stock pursuant to the merger agreement, are in the best interests of Heritage and its shareholders. The Heritage Board unanimously recommends that Heritage shareholders vote “FOR” the approval of the Heritage stock issuance proposal and “FOR” the approval of the Heritage adjournment proposal.
Opinion of Heritage’s Financial Advisor (See page 42)
At the September 24, 2025 meeting of the Heritage Board, representatives of D.A. Davidson & Co. (“D.A. Davidson”) rendered D.A. Davidson’s oral opinion, which was subsequently confirmed by delivery of a written opinion to the Heritage Board dated September 24, 2025, that, as of such date, the merger consideration to be paid by Heritage in the merger pursuant to the merger agreement was fair, from a financial point of view, to Heritage.
The full text of the written opinion of D.A. Davidson, dated September 24, 2025, which sets forth, among other things, the various procedures followed, assumptions made, matters considered, qualifications and limitations on the scope of the review undertaken, is attached as Appendix C to this joint proxy statement/prospectus. D.A. Davidson provided its opinion for the information and assistance of the Heritage Board (solely in its capacity as such) in connection with, and for purposes of, its consideration of the merger and its opinion only addresses whether the merger consideration to be paid by Heritage in the merger pursuant to the merger agreement was fair, from a financial point of view, to Heritage, as of September 24, 2025. The opinion of D.A. Davidson did not address any other term or aspect of the merger agreement, or the transactions contemplated therein. The D.A. Davidson opinion does not constitute a recommendation to the Heritage Board, or to any Heritage shareholder, as to how the Heritage Board, such shareholder or any other person should vote with respect to the merger or any other matter.
Olympic’s reasons for the merger and recommendation of the Olympic Board (See page 55)
The Olympic Board believes that the merger agreement and the transactions contemplated therein are in the best interests of Olympic and its shareholders. The Olympic Board unanimously recommends that Olympic shareholders vote “FOR” the approval of the Olympic merger proposal and “FOR” the approval of the Olympic adjournment proposal.

Opinion of Olympic’s Financial Advisor (See page 57)
Piper Sandler & Co. (“PSC”) acted as financial advisor to the Olympic Board in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the September 25, 2025 meeting at which Olympic Board considered the merger and the merger agreement, PSC delivered to the Olympic Board its oral opinion, which was subsequently confirmed in writing, to the effect that, as of such date, the exchange ratio was fair to the holders of Olympic’s capital stock from a financial point of view. The full text of PSC’s opinion is attached as Appendix D to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered, qualifications and limitations on the review undertaken by PSC in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Olympic capital stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.
PSC’s opinion was directed to the Olympic Board in connection with its consideration of the merger and the merger agreement and does not constitute a recommendation to any shareholder of Olympic as to how any such shareholder should vote regarding the proposed merger. PSC’s opinion was directed only to the fairness, from a financial point of view, of the exchange ratio to the holders of Olympic capital stock and did not address the underlying business decision of Olympic to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for Olympic or the effect of any other transaction in which Olympic might engage.
Interests of directors and executive officers of Olympic in the merger may be different from, or in addition to, yours (See page 71)
When you consider the Olympic Board’s recommendation to vote in favor of approval of the merger agreement and the transactions contemplated therein, you should be aware that some of Olympic’s directors and executive officers may have interests in the merger that are different from, or in addition to, your interests as shareholders. The Olympic Board was aware of such interests and took them into account in reaching its decisions to approve and adopt the merger agreement and to recommend the approval of the merger agreement to Olympic shareholders. These interests include the following:
•Payments due under the change in control agreements between Olympic and its executive officers. See “The Merger—Interests of certain persons in the merger—Payments Pursuant to Change in Control Agreements.”
•Entry into employment continuity agreements between Heritage and Olympic’s executive officers, to be effective at the closing of the merger. See “The Merger—Interests of certain persons in the merger—Employment Continuity Agreements.”
•Payments due under Olympic’s deferred compensation plans to certain of its directors and its executive officers. See “The Merger—Interests of certain persons in the merger—Payments Pursuant to Deferred Compensation Plans.”
•Accelerated vesting of benefits under the supplemental retirement agreements between Olympic and certain of its executive officers. See “The Merger—Interests of certain persons in the merger—Acceleration of Supplemental Retirement Benefits.”
•Payments due under Olympic’s management incentive plans to certain of its executive officers. See “Merger—Interests of certain persons in the merger—Payments Pursuant to Management Incentive Plans.”
•Certain directors of Olympic will or may receive certain compensation payments in connection with the merger. See “The Merger—Interests of certain persons in the merger—Director Payments.”
•The continued indemnification, advancement of expenses and directors’ and officers’ insurance coverage of current Olympic and Kitsap Bank directors and officers following the merger. See “The Merger—Interests of certain persons in the merger—Indemnification and Insurance.”
For purposes of this compensation-related disclosure, Olympic’s executive officers are Steven Politakis (President and Chief Executive Officer of Olympic and Chief Executive Officer of Kitsap Bank), Anthony George (Executive Vice President and Chief Operating Officer of Olympic and President and Chief Operating Officer of Kitsap Bank), and Alan Crain (Executive Vice President and Chief Financial Officer of Olympic and Kitsap Bank).

The merger and the performance of the combined company are subject to a number of risks (See page 18)
There are a number of risks relating to the merger and to the businesses of Heritage, Olympic and the combined company following the merger. See the “Risk Factors” beginning on page 18 for a discussion of these and other risks relating to the merger. You should also consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. See the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information,” beginning on page 134.
Shareholder approval will be required to consummate the merger and approve the other proposals set forth in the notices (See page 86)
Heritage Virtual Special Meeting. Approval by Heritage’s shareholders of the Heritage stock issuance proposal at the Heritage virtual special meeting on January 21, 2026 is required to consummate the merger. The presence at the Heritage virtual meeting, virtually or by proxy, of at least a majority of the shares of Heritage common stock entitled to vote at the meeting as of the close of business on the record date will constitute a quorum. Each share of Heritage common stock outstanding on the record date for the Heritage special meeting entitles its holder to one vote on the Heritage stock issuance proposal, and any other proposal listed in the notice. Approval of each of the Heritage stock issuance proposal and the Heritage adjournment proposal requires the affirmative vote of the majority of the shares of Heritage common stock present, virtually or by proxy, and entitled to vote at the virtual special meeting. Abstentions will have the same legal effect as a vote “against” these proposals, while broker non-votes, because they will not be counted as entitled to vote, will not affect the voting on these proposals. Broker non-votes may also prevent Heritage from obtaining a quorum and require Heritage to adjourn the virtual special meeting to solicit additional proxies.
Olympic In-Person Special Meeting. Approval by Olympic’s shareholders of the Olympic merger proposal at the Olympic special meeting on January 21, 2026 is required to consummate the merger. A majority of the shares of Olympic capital stock entitled to vote, represented in person or by proxy, shall constitute a quorum at the special meeting. Each share of Olympic capital stock outstanding on the record date for the Olympic special meeting entitles its holder to one vote on the Olympic merger proposal and the Olympic adjournment proposal. Approval of the Olympic merger proposal requires the affirmative vote, in person or by proxy, of two-thirds of the outstanding shares of Olympic capital stock, voting together at a single class, at the Olympic special meeting. Abstentions and shares not voted will have the same effect as a vote “against” the proposal to adopt the merger agreement. Approval of the Olympic adjournment proposal requires the affirmative vote, in person or by proxy, of the majority of the shares of Olympic capital stock represented at the special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “against” the proposals. Shares not voted will have no effect on the Olympic adjournment proposal, although they may prevent Heritage from obtaining a quorum and require Olympic to adjourn the special meeting to solicit additional proxies.
Consummation of the merger is subject to regulatory approvals (See page 86)
The merger cannot proceed without the parties obtaining all requisite regulatory approvals. Heritage and Olympic have agreed to take all appropriate actions necessary to obtain the required approvals. The merger of Olympic with and into Heritage is subject to non-objection of the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Heritage filed a letter with the Federal Reserve on October 17, 2025, seeking a waiver of the application requirement for the merger of Olympic with and into Heritage.
Immediately following the consummation of the merger, Heritage will merge Kitsap Bank with and into Heritage Bank, with Heritage Bank as the surviving bank. The bank merger is subject to the prior approval of the FDIC. Heritage filed an application with the FDIC on October 17, 2025 seeking the necessary approval for the bank merger. The bank merger may not be consummated until 15 days after receipt of FDIC approval, during which time the United States Department of Justice may challenge the merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the FDIC’s approval, unless a court specifically orders otherwise.
The bank merger is also subject to the prior approval of the Washington State Department of Financial Institutions (the “WDFI”). Heritage filed an application with the WDFI on October 17, 2025 seeking the necessary approval for the bank merger.
While neither Heritage nor Olympic knows of any reason why the approval of any of the applications would be denied or unduly delayed, it cannot assure you that all regulatory approvals required to consummate the merger and the bank merger will be obtained or obtained in a timely manner.

Conditions to the merger (See page 86)
Closing Conditions for the Benefit of Heritage. Heritage’s obligations are subject to fulfillment of certain conditions, including:
•accuracy of representations and warranties of Olympic in the merger agreement as of the closing date, except as otherwise set forth in the merger agreement;
•performance by Olympic in all material respects of its obligations under the merger agreement;
•approval of the merger agreement and the transactions contemplated therein at the Olympic special meeting, and approval of the issuance of Heritage common stock pursuant to the merger agreement at the Heritage virtual special meeting;
•no proceeding, other than shareholder litigation, involving any challenge to, or seeking damages or other relief in connection with, any transaction contemplated by the merger agreement, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the contemplated transactions, in either case that would reasonably be expected to have a material adverse effect on Heritage, as the surviving entity;
•no order, injunction, decree, statute, rule, regulation or other legal restraint or prohibition preventing or making illegal the consummation of the merger or any of the other transactions contemplated by the merger agreement;
•receipt of all necessary regulatory approvals;
•the registration statement, of which this joint proxy statement/prospectus is a part, concerning Heritage common stock issuable pursuant to the merger agreement, having been declared effective by the SEC;
•receipt of a certificate signed on behalf of Olympic certifying (i) the accuracy of the representations and warranties of Olympic in the merger agreement and (ii) performance by Olympic in all material respects of its obligations under the merger agreement;
•receipt of a tax opinion from Barack Ferrazzano that (i) the merger constitutes a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, (ii) each of Heritage and Olympic will be a party to such reorganization within the meaning of Section 368(b) of the Internal Revenue Code, and (iii) no gain or loss will be recognized by holders of Olympic capital stock upon the receipt of shares of Heritage common stock in exchange for their shares of Olympic capital stock, except to the extent of any cash received in lieu of fractional shares of Heritage common stock;
•receipt of a Foreign Investment in Real Property Tax Act (“FIRPTA”) compliance certificate, executed by an officer of Olympic;
•non-objection of the Nasdaq Stock Market, LLC of the listing of the shares of Heritage common stock issuable pursuant to the merger agreement on Nasdaq; and
•no material adverse change in the financial condition, assets or business of Olympic since the date of the merger agreement.
Closing Conditions for the Benefit of Olympic. Olympic’s obligations are subject to fulfillment of certain conditions, including:
•accuracy of representations and warranties of Heritage in the merger agreement as of the closing date, except as otherwise set forth in the merger agreement;
•performance by Heritage in all material respects of its obligations under the merger agreement;
•approval of the merger agreement and the transactions contemplated therein at the Olympic special meeting, and approval of the issuance of Heritage common stock pursuant to the merger agreement at the Heritage virtual special meeting;
•no proceeding, other than shareholder litigation, involving any challenge to, or seeking damages or other relief in connection with, any transaction contemplated by the merger agreement, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the contemplated transactions, in either case that would reasonably be expected to have a material adverse effect on Heritage, as the surviving entity;
•no order, injunction, decree, statute, rule, regulation or other legal restraint or prohibition preventing or making illegal the consummation of the merger or any of the other transactions contemplated by the merger agreement;
•receipt of all necessary regulatory approvals;

•the registration statement, of which this joint proxy statement/prospectus is a part, concerning Heritage common stock issuable pursuant to the merger agreement, having been declared effective by the SEC;
•receipt of a certificate signed on behalf of Heritage certifying (i) the accuracy of representations and warranties of Heritage in the merger agreement and (ii) performance by Heritage in all material respects of its obligations under the merger agreement;
•receipt of a tax opinion from Otteson Shapiro that (i) the merger constitutes a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, (ii) each of Heritage and Olympic will be a party to such reorganization within the meaning of Section 368(b) of the Internal Revenue Code, and (iii) no gain or loss will be recognized by holders of Olympic capital stock upon the receipt of shares of Heritage common stock in exchange for their shares of Olympic capital stock, except to the extent of any cash received in lieu of fractional shares of Heritage common stock;
•non-objection of the Nasdaq Stock Market, LLC of the listing of the shares of Heritage common stock issuable pursuant to the merger agreement on Nasdaq; and
•no material adverse change in the financial condition, assets or business of Heritage since the date of the merger agreement.
How the merger agreement may be terminated by Heritage and Olympic (See page 88)
Heritage and Olympic may mutually agree to terminate the merger agreement and abandon the merger at any time. Subject to conditions and circumstances described in the merger agreement, either Heritage or Olympic may also terminate the merger agreement as follows:
•the other party has breached or failed to perform its obligations under the merger agreement, which breach or failure to perform would result in the failure of any of the closing conditions and such breach or failure has not or cannot be cured within 30 days, provided its inability to satisfy the condition was not caused by the non-breaching party’s failure to comply in all material respects with any of its obligations under the merger agreement;
•any regulatory authority has denied approval of any of the transactions contemplated by the merger agreement or any application for a necessary regulatory approval has been permanently withdrawn at the request of a regulatory authority or has been withdrawn and has not been resubmitted to such regulatory authority within 30 days, provided that such right to terminate is not available to a party whose failure to fulfill any of its obligations under the merger agreement has been the cause of the denial or withdrawal of regulatory approval;
•failure to receive approval by Olympic shareholders for the merger agreement and the transactions contemplated therein or failure to receive approval by Heritage shareholders for the issuance of Heritage common stock pursuant to the merger agreement, following the special meeting held for such purpose, provided that such right to terminate is not available to a party whose failure to fulfill any of its obligations under the merger agreement has been the cause of such failure;
•the merger is not consummated by June 25, 2026, provided that such date shall be extended to September 25, 2026 if any regulatory approval has not been obtained and neither party has received notice from any regulatory authority that any request for such regulatory approval has been denied, and provided further that such right to terminate is not available to a party whose failure to fulfill any of its obligations under the merger agreement has resulted in the failure of the merger to be consummated before such date; or
•a court or regulatory authority has enjoined or prohibited any of the transactions contemplated in the merger agreement.
In addition, a particular party may terminate the merger agreement as follows:
•Heritage may terminate if Olympic materially breaches any of its obligations with respect to soliciting alternative acquisition proposals or holding a meeting of its shareholders to approve the merger agreement and the transactions contemplated therein;
•Olympic may terminate in order to enter into an agreement with respect to an unsolicited superior proposal from a third party;
•Heritage may terminate in the event that certain types of encumbrances exist with respect to Olympic’s real property that materially interfere with the use or operation of such real property, or materially affect the fair market value of such real property, or certain environmental conditions exist with respect to Olympic’s real property that would reasonably be expected to require further investigation, cleanup or remediation;

•Heritage may terminate if the Olympic Board makes, or publicly proposes to make, an adverse recommendation to Olympic’s shareholders; or
•Olympic may terminate if Heritage materially breaches any of its obligations with respect to holding a meeting of its shareholders to approve the issuance of Heritage common stock pursuant to the merger agreement.
Termination fees and expenses may be payable under some circumstances (See page 89)
Termination Fees Payable by Olympic. Olympic has agreed to pay Heritage a termination fee of $7.0 million if the merger agreement is terminated under the following circumstances:
•Heritage terminates the merger agreement because Olympic breaches its covenant not to solicit an acquisition proposal from a third party or its obligations related to holding a shareholder meeting to approve the merger agreement and the transactions contemplated therein;
•Heritage terminates the merger agreement because the Olympic Board makes, or publicly proposed to make, an adverse recommendation to Olympic’s shareholders;
•Olympic terminates the merger agreement in order to enter into an agreement with respect to an unsolicited superior proposal; or
•if, prior to termination, another acquisition proposal is known to Olympic, has been made directly to Olympic’s shareholders or is publicly announced, and (i) thereafter the merger agreement is terminated by Heritage upon Olympic’s material breach of its obligations under the merger agreement and (ii) within twelve months after such termination Olympic enters into a definitive written agreement with respect to such acquisition proposal.
Termination Fee Payable by Heritage. Heritage has agreed to pay Olympic a termination fee of $7.0 million if Olympic terminates the merger agreement because Heritage materially breaches any of its obligations with respect to holding a meeting of its shareholders to approve the merger agreement and the transactions contemplated therein, including the issuance of Heritage common stock pursuant to the merger agreement.
Voting and support agreements (See page 77)
Olympic Voting and Support Agreement. As a condition to Heritage entering into the merger agreement, the directors and executive officers of Olympic who are Class A voting common shareholders of Olympic agreed to vote all of their shares of Olympic Class A voting common stock in favor of the merger agreement and the transactions contemplated therein at the Olympic special meeting. The voting and support agreement covers approximately 54% of Olympic’s outstanding shares of Class A voting common stock as of the record date. This voting and support agreement terminates if the merger agreement is terminated in accordance with its terms, or after the Olympic special meeting. A copy of the form of voting and support agreement is attached as Exhibit A to the merger agreement, which is attached to this joint proxy statement/prospectus as Appendix A. In addition, these individuals have indicated that they will also vote their shares of Olympic Class B nonvoting common stock, representing approximately 54% of the outstanding shares of Olympic Class B nonvoting common stock as of the record date, in favor of the merger agreement in the class vote required under Washington law.
Heritage Voting and Support Agreement. As a condition to Olympic entering into the merger agreement, the directors and executive officers of Heritage who are shareholders of Heritage agreed to vote all of their shares of Heritage common stock in favor of the issuance of Heritage common stock pursuant to the merger agreement, at the Heritage virtual special meeting. The voting and support agreement covers approximately 1.6% of Heritage’s outstanding shares of common stock as of the record date. This voting and support agreement terminates if the merger agreement is terminated in accordance with its terms, or after the Heritage virtual special meeting. A copy of the form of voting and support agreement is attached as Exhibit B to the merger agreement which is attached to this joint proxy statement/prospectus as Appendix A.
Employment agreements (See page 78)
In addition, as a condition to Heritage entering into the merger agreement, certain employees of Olympic entered into employment agreements with Heritage Bank, to become effective upon the consummation of the merger. A copy of the form of employment agreement is attached as Exhibit C to the merger agreement which is attached to this joint proxy statement/prospectus as Appendix A.

Resignation and confidentiality agreements (See page 78)
At the time of the execution of the merger agreement, the directors and executive officers of Olympic entered into resignation and confidentiality agreements, pursuant to which each such person agreed to, among other things, (i) resign from such person’s position as a director or officer of Olympic and/or Kitsap Bank, (ii) for a period of twelve months following the consummation of the merger, not engage in certain competitive activities with Heritage, including, but not limited to, not soliciting employees and customers of Olympic and Kitsap Bank, and (iii) not disclose or use any confidential information or trade secrets of Olympic or Kitsap Bank for any purpose for so long as such information remains confidential information or a trade secret. A copy of the form of resignation and confidentiality agreement is attached as Exhibit D to the merger agreement which is attached to this joint proxy statement/prospectus as Appendix A.
Employment continuity agreements (See page 79)
In addition, at the time of the execution of the merger agreement, the executive officers of Olympic entered into employment continuity agreements with Heritage, to become effective upon the consummation of the merger, which memorialize the terms of each executive officer’s employment for the ninety-day period following the closing of the merger and each executive officer’s continued eligibility for the severance benefit under the change in control agreements upon the executive officer’s termination of employment. A copy of the form of employment continuity agreement is attached as Exhibit E to the merger agreement which is attached to this joint proxy statement/prospectus as Appendix A.
Accounting treatment of the merger (See page 68)
For accounting and financial reporting purposes, the merger will be accounted for as an acquisition of Olympic by Heritage under the acquisition method of accounting for business combinations in accordance with accounting principles generally accepted in the United States (“GAAP”). Heritage will be treated as the acquiror for accounting purposes.
Certain differences in Heritage shareholder rights and Olympic shareholder rights (See page 116)
Because they will receive Heritage common stock, Olympic shareholders will become Heritage shareholders as a result of the merger. Their rights as shareholders after the merger will be governed by Heritage’s articles of incorporation and bylaws and Washington law. The rights of Heritage shareholders are different in certain respects from the rights of Olympic’s shareholders. The material differences are described later in this joint proxy statement/prospectus.
Unaudited Comparative Per Share Information (See page 16)
Heritage common stock is listed on Nasdaq under the symbol “HFWA.” Olympic capital stock is not listed on an exchange and is not actively traded. The following table sets forth the closing sale prices of Heritage common stock as reported on Nasdaq on September 24, 2025, the last full trading day before the public announcement of the merger agreement, and on November 28, 2025, the latest practicable trading date before the date of this joint proxy statement/prospectus.

	Heritage Common Stock	Implied Value of One Share of Olympic Capital Stock to be Converted into Heritage Common Stock
September 24, 2025	$24.64	$1,108.80
November 28, 2025	$23.94	$1,077.30
Under the merger agreement, Olympic is prohibited from paying any dividend or distribution to its shareholders before the effective time of the merger, other than dividends contemplated by the merger agreement and quarterly dividends to its shareholders made in the ordinary course of business and consistent with past practices, without the prior written consent of Heritage. Olympic’s ability to pay dividends is also subject to state and federal laws and regulations.
Heritage shares will be listed on Nasdaq
The shares of Heritage common stock to be issued pursuant to the merger will be listed on Nasdaq under the symbol “HFWA.”

UNAUDITED COMPARATIVE PER SHARE INFORMATION
The following table shows unaudited basic and diluted earnings, cash dividends, and book value per common share data for Heritage and Olympic on a historical and pro forma combined basis after giving effect to the acquisition of Olympic by Heritage as of and for the twelve months ended December 31, 2024 and the nine months ended September 30, 2025. The unaudited pro forma data was derived by combining the historical financial information of Heritage and Olympic using the acquisition method of accounting for business combinations, assumes the merger is completed as contemplated and represents a current estimate based on available information of the combined company’s results of operations. The unaudited pro forma data and equivalent per share information gives effect to the merger as if the merger had been effective on the dates presented, in the case of the book value data, and as if the merger had become effective on September 30, 2025, in the case of the earnings per share and dividends declared data. The pro forma adjustments record the assets and liabilities of Olympic at their estimated fair values and are subject to adjustment as additional information becomes available and as additional analysis is performed.
The information should be read together with the historical consolidated financial statements of Heritage and Olympic and the pro forma condensed combined consolidated financial information, including the notes thereto, which are included elsewhere in this joint proxy statement/prospectus.
The selected unaudited pro forma information, while helpful in illustrating the financial characteristics of the combined company under a set of assumptions including the effect of the merger, does not reflect the impact of other factors that may result as a consequence of the merger or consider any potential impacts of current market conditions or the merger on revenues, expense efficiencies, asset dispositions, among other factors, nor the impact of possible business model changes. As a result, unaudited pro forma data is presented for illustrative purposes only and does not represent an attempt to predict or suggest future results. Upon completion of the merger, the operating results of Olympic will be reflected in the consolidated financial statements of Heritage on a prospective basis.
The unaudited pro forma combined per share information does not purport to represent the actual results of operations that the combined company would have achieved had the merger been consummated during these periods, or to project the future results of operations that the combined company may achieve after consummation of the merger. The unaudited pro forma financial information also does not consider any potential impacts of current market conditions on revenues, potential revenue enhancements, anticipated cost savings and expense efficiencies, or asset dispositions, among other factors. The unaudited pro forma combined per share equivalent information set forth below shows the effect of the merger from the perspective of an owner of Olympic capital stock.
Heritage and Olympic shareholders are urged to obtain current market quotations for shares of Heritage common stock, and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus prior to voting. The market price of Heritage common stock will fluctuate between the date of this joint proxy statement/prospectus and the date of consummation of the merger. No assurance can be given concerning the market price of Heritage common stock or Olympic capital stock before the merger, or the market price of Heritage common stock after the effective time of the merger.

Changes in the market price of Heritage common stock prior to the consummation of the merger will affect the market value of the merger consideration that Olympic shareholders will receive upon consummation of the merger.

Comparative Per Share Data	Heritage Historical	Olympic Class A Voting Historical	Olympic Class B Nonvoting Historical	Pro Forma Combined	Equivalent Pro Forma Per Share of Olympic(1)
Book value per share
As of September 30, 2025	$26.62	$897.96	$897.96	$25.66	$1,154.84
As of December 31, 2024	25.40	777.94	777.94	24.19	1,088.66
Cash dividends paid(2)
For the nine months ended September 30, 2025	0.72	10.50	10.50	0.72	32.40
For the year ended December 31, 2024	0.92	14.00	14.00	0.92	41.40
Basic earnings
For the nine months ended September 30, 2025	1.33	63.50	63.50	1.56	70.01
For the year ended December 31, 2024	1.26	32.84	32.84	0.83	37.24
Diluted earnings
For the nine months ended September 30, 2025	1.31	63.50	63.50	1.54	69.22
For the year ended December 31, 2024	$1.24	$32.84	$32.84	$0.82	$36.85
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(1)The equivalent pro forma per share amounts of Olympic were calculated by multiplying the pro forma combined amounts by the fixed, unadjusted exchange ratio of 45.0 shares of Heritage common stock for each share of Olympic capital stock.
(2)Pro forma combined cash dividends per share are based upon Heritage’s historical amounts.

RISK FACTORS
In addition to general investment risks and the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the section “Special Notes Concerning Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this joint proxy statement/prospectus. You should also consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. See “References to Additional Information” in the forepart of this joint proxy statement/prospectus and the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information.”
Risks Associated with the Proposed Merger
The Value of the Merger Consideration Will Fluctuate Based on the Trading Price of Heritage Common Stock.
The exchange ratio determining the number of shares of Heritage common stock to be issued in the merger in exchange for each share of Olympic capital stock will not automatically adjust based on the trading price of Heritage common stock, and the market value of those shares may vary from the closing price of Heritage common stock on the date the merger was announced, on the date that this document was mailed to Heritage and Olympic shareholders, on the date of the Heritage special meeting and the Olympic special meeting, on the date the merger is consummated and thereafter. Any change in the market price of Heritage common stock prior to consummation of the merger will affect the amount of and the market value of the merger consideration that Olympic shareholders will receive upon consummation of the merger. Accordingly, at the time of the Heritage special meeting and at the time of the Olympic special meeting, shareholders will not know or be able to calculate with certainty the market value of the Heritage common stock to be issued to Olympic shareholders upon consummation of the merger. Further, the value of the shares of Heritage common stock that each Olympic shareholder receives will continue to fluctuate until that shareholder sells his, her or its shares. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in business, operations and prospects, and regulatory considerations. Many of these factors are beyond Heritage’s or Olympic’s control. You should obtain current market quotations of Heritage common stock before you vote.
The Market Price of Heritage Common Stock after the Merger May be Affected by Factors Different from Those Affecting the Shares of Heritage or Olympic Currently.
Upon consummation of the merger, holders of Olympic capital stock will become holders of Heritage common stock. Heritage’s business differs in important respects from that of Olympic. Accordingly, the results of operations of the combined company and the market price of Heritage common stock after the consummation of the merger may be affected by factors different from those currently affecting the independent results of operations of each of Heritage and Olympic. For a discussion of the businesses and markets of Heritage and Olympic and of some important factors to consider in connection with those businesses, please see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Where You Can Find More Information.”
Issuance of Shares of Heritage Common Stock Pursuant to the Merger Agreement May Adversely Affect the Market Price of Heritage Common Stock.
Pursuant to the merger agreement, Heritage expects to issue approximately 7,167,600 shares of Heritage common stock to Olympic shareholders. The dilution caused by the issuance of a large number of new shares of Heritage common stock may result in fluctuations in the market price of Heritage common stock, including a potential stock price decrease.
Olympic Shareholders Will Have a Reduced Ownership and Voting Interest After the Merger and Will Exercise Less Influence Over Management.
Olympic shareholders currently have the right to vote in the election of the Olympic Board and on other matters requiring shareholder approval under Washington law and Olympic’s articles of incorporation and bylaws. Upon the consummation of the merger, each Olympic shareholder will become a shareholder of Heritage with a percentage ownership of Heritage that is smaller than such shareholder’s current percentage ownership of Olympic. Based on the number of issued and outstanding shares of Heritage common stock and shares of Olympic capital stock on September 30, 2025, and based on the estimated total 7,167,600 shares of Heritage common stock to be issuable to Olympic shareholders pursuant to the merger agreement, as a group, will receive shares in the merger constituting approximately 17.4% of Heritage common stock expected to be outstanding immediately after the merger (without giving effect to any Heritage common stock held by Olympic shareholders prior to the merger). Because of this, current Olympic shareholders, as a group, will have less influence on the board of directors, management and policies of Heritage (as the combined company following the merger) than they now have on the board of directors, management and policies of Olympic.
Heritage May Fail to Realize the Anticipated Benefits of the Merger.
Heritage and Olympic have operated and, until the consummation of the merger, will continue to operate, independently. The success of the merger, including anticipated benefits and cost savings, will depend on, among other things, Heritage’s ability to combine the businesses of Heritage and Olympic in a manner that permits growth opportunities, including, among other things, enhanced revenues and revenue synergies, an expanded market reach and operating efficiencies, and does not materially disrupt the existing customer relationships of Heritage or Olympic nor result in decreased revenues due to any loss of customers. If Heritage is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could have an adverse effect on the surviving corporation’s business, financial condition, operating results, prospects and stock price.
While individuals employed by Olympic or Kitsap Bank immediately prior to the effective time will automatically become employees of Heritage or Heritage Bank following the merger, certain employees may not be retained by Heritage after the merger. In addition, certain employees that Heritage wishes to retain may elect to terminate their employment as a result of the merger, which could delay or disrupt the integration process. It is possible that the integration process could result in the disruption of Heritage’s or Olympic’s ongoing businesses or cause inconsistencies in standards, controls, procedures and policies that adversely affect the ability of Heritage or Olympic to maintain relationships with customers and employees or to achieve the anticipated benefits and cost savings of the merger.
Among the factors considered by the boards of directors of both Heritage and Olympic in connection with their respective approvals of the merger agreement were the anticipated benefits that could result from the merger. There can be no assurance that these benefits will be realized within the time periods contemplated or at all.
Regulatory Approvals May Not be Received, May Take Longer than Expected or May Impose Conditions that are Not Presently Anticipated or Cannot be Met.
Before the transactions contemplated in the merger agreement can be consummated, various approvals must be obtained from the bank regulatory and other governmental authorities. In deciding whether to grant regulatory clearances, the relevant governmental entities will consider a variety of factors, including the regulatory standing of each of the parties. An adverse condition or development in either party’s regulatory standing or other factors could result in an inability to obtain one or more of the required regulatory approvals, or delay their receipt. The terms and conditions of the approvals that are granted may impose requirements, limitations or costs, or may place restrictions on the conduct of the combined company’s business.
Heritage and Olympic believe that the merger should not raise significant regulatory concerns, and that the parties will be able to obtain all requisite regulatory approvals in a timely manner. Despite the parties’ commitments to use their reasonable best efforts to comply with conditions imposed by regulatory entities, under the terms of the merger agreement, Heritage and Olympic will not be required to consummate the merger if any such approvals would reasonably be expected to materially restrict or burden Heritage following the merger. There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions, or that such conditions, terms, obligations or restrictions will not have the effect of delaying the consummation of the merger, imposing additional material costs on or materially limiting the revenues of the combined company following the merger or otherwise reduce the anticipated benefits of the merger if the merger were consummated successfully within the expected timeframe. In addition, neither Heritage nor Olympic can provide assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the merger. The consummation of the merger is further conditioned on the absence of certain orders, injunctions or decrees by any court or regulatory agency of competent jurisdiction that would prohibit or make illegal the consummation of the merger.

The Merger Agreement May be Terminated in Accordance with its Terms and the Merger May Not be Consummated.
The merger agreement is subject to a number of conditions which must be fulfilled in order to consummate the merger. Those conditions include, among other things: approval of the merger agreement by Olympic shareholders; approval of the issuance of Heritage common stock pursuant to the merger agreement by Heritage shareholders; receipt of certain requisite regulatory approvals; absence of orders prohibiting consummation of the merger; effectiveness of the registration statement of which this joint proxy statement/prospectus is a part; nonobjection of the issuance of Heritage common stock, as applicable, for listing on Nasdaq; the accuracy of the representations and warranties by both parties (subject to the materiality standards set forth in the merger agreement); the performance by both parties of their covenants and agreements as set forth in the merger agreement; and the receipt by both parties of legal opinions from their respective tax counsels. These conditions to the closing of the merger may not be fulfilled in a timely manner or at all, and, accordingly, the merger may not be consummated. In addition, the parties can mutually decide to terminate the merger agreement at any time, before or after receipt of Heritage or Olympic shareholder approval, or Heritage or Olympic may elect to terminate the merger agreement in certain other circumstances.
Termination of the Merger Agreement Could Negatively Impact Heritage and/or Olympic.
If the merger is not consummated for any reason, including as a result of Olympic shareholders declining to approve the merger agreement and the transactions contemplated therein, or Heritage shareholders declining to approve the issuance of Heritage common stock pursuant to the merger agreement, the ongoing business of Heritage and/or Olympic may be adversely impacted and, without realizing any of the anticipated benefits of completing the merger, Heritage and/or Olympic would be subject to a number of risks, including the following:
•Heritage or Olympic may experience negative reactions from its customers, vendors and employees;
•Heritage and Olympic will have incurred substantial expenses and will be required to pay certain costs relating to the merger, whether or not the merger is consummated;
•the merger agreement places certain restrictions on the conduct of Heritage’s and Olympic’s respective businesses prior to consummation of the merger. Such restrictions, the waiver of which is subject to the consent of the other party (not to be unreasonably withheld, conditioned or delayed), may prevent Heritage or Olympic from making certain acquisitions or taking certain other specified actions during the pendency of the merger; and
•matters relating to the merger (including integration planning) will require substantial commitments of time and resources by Heritage’s and Olympic’s respective management teams, which would otherwise have been devoted to other opportunities that may have been beneficial to Heritage or Olympic, respectively, as an independent company.
If the merger agreement is terminated and the Olympic Board seeks another merger or business combination, Olympic shareholders cannot be certain that Olympic will be able to find a party willing to offer equivalent or more attractive consideration than the consideration Heritage has agreed to provide in the merger, or that such other merger or business combination will be consummated. Additionally, if the merger agreement is terminated under certain circumstances, the terminating party may be required to pay a termination fee to the non-terminating party of $7.0 million.
Olympic Will be Subject to Business Uncertainties and Contractual Restrictions While the Merger is Pending.
Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Olympic and, consequently, on Heritage. These uncertainties may impair Olympic’s ability to attract, retain and motivate key personnel until the merger is consummated, and could cause customers and others that deal with Olympic to seek to change existing business relationships with Olympic. Retention of certain employees may be challenging during the pendency of the merger, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, Heritage’s business following the merger could be negatively impacted. In addition, the merger agreement restricts Olympic from making certain transactions and taking other specified actions without the consent of Heritage until the merger occurs. These restrictions may prevent Olympic from pursuing attractive business opportunities that may arise prior to the consummation of the merger.

Olympic Directors and Executive Officers May Have Interests in the Merger Different From the Interests of Olympic Shareholders.
The interests of some of the directors and executive officers of Olympic may be different from those of Olympic’s shareholders, and directors and officers of Olympic may be participants in arrangements that are different from, or are in addition to, those of Olympic’s shareholders. The members of the Olympic Board knew about these additional interests and considered them among other matters, when making its decision to approve the merger agreement, and in recommending that Olympic’s shareholders vote in favor of adopting the merger agreement. Such interests include, among others:
•payments due under the change in control agreements between Olympic and its executive officers. See “The Merger—Interests of certain persons in the merger—Payments Pursuant to Change in Control Agreements.”
•entry into employment continuity agreements between Heritage and Olympic’s executive officers, to be effective at the closing of the merger. See “The Merger—Interests of certain persons in the merger—Employment Continuity Agreements.”
•payments due under Olympic’s deferred compensation plans to certain of its directors and its executive officers. See “The Merger—Interests of certain persons in the merger—Payments Pursuant to Deferred Compensation Plans.”
•accelerated vesting of benefits under the supplemental retirement agreements between Olympic and certain of its executive officers. See “The Merger—Interests of certain persons in the merger—Acceleration of Supplemental Retirement Benefits.”
•payments due under Olympic’s management incentive plans to certain of its executive officers. See “Merger—Interests of certain persons in the merger—Payments Pursuant to Management Incentive Plans.”
•certain directors of Olympic will or may receive certain compensation payments in connection with the merger. See “The Merger—Interests of certain persons in the merger—Director Payments.”
•the continued indemnification, advancement of expenses and directors’ and officers’ insurance coverage of current Olympic and Kitsap Bank directors and officers following the merger. See “The Merger—Interests of certain persons in the merger—Indemnification and Insurance.”
The Merger Agreement Contains Provisions that May Discourage Other Companies from Trying to Acquire Olympic for Greater Merger Consideration.
The merger agreement contains provisions that may discourage a third party from submitting a business combination proposal to Olympic that might result in greater value to Olympic’s shareholders than the proposed merger with Heritage, or that may result in a potential competing acquiror proposing to pay a lower per share price to acquire Olympic than it might otherwise have proposed to pay absent such provisions. These provisions include a general prohibition on Olympic from soliciting, or, subject to certain exceptions relating to the exercise of fiduciary duties by the Olympic Board, entering into discussions with any third party regarding any acquisition proposal or offers for competing transactions. In addition, Olympic may be required to pay Heritage a termination fee of $7.0 million upon termination of the merger agreement in certain circumstances involving acquisition proposals for competing transactions. See “Description of the Merger Agreement—Termination” and “Description of the Merger Agreement—Termination fees.”
The Opinions of Heritage’s and Olympic’s Respective Financial Advisors Will Not Reflect Changes in Circumstances Between the Signing of the Merger Agreement and the Consummation of the Merger.
Neither Heritage nor Olympic has obtained an updated opinion from its respective financial advisor as of the date of this joint proxy statement/prospectus. Changes in the operations and prospects of Heritage or Olympic, general market and economic conditions and other factors that may be beyond the control of Heritage or Olympic, and on which Heritage’s and Olympic’s respective financial advisors’ opinion were based, may significantly alter the value of Olympic, the price of the Heritage common stock to be issued to Olympic shareholders pursuant to the merger agreement or the price of Olympic capital stock by the time the merger is consummated. The opinions of Heritage’s and Olympic’s respective financial advisors do not speak as of the time the merger will be consummated, or as of any date other than the dates of such opinions. Because neither Heritage nor Olympic currently anticipates asking its respective financial advisors to update their opinions, the opinions will not address the fairness of the merger consideration or the exchange ratio from a financial point of view at the time the merger is consummated.

Heritage and Olympic Will Incur Transaction and Integration Costs in Connection with the Merger.
Each of Heritage and Olympic has incurred and expects that it will incur significant, non-recurring costs in connection with consummating the merger. In addition, Heritage will incur integration costs, some of which may not be anticipated, following the consummation of the merger as Heritage integrates the businesses of the two companies, including facilities and systems consolidation costs and employment-related costs, all of which may affect the total amount or timing of Heritage’s integration costs. There can be no assurances that the expected benefits and efficiencies related to the integration of the businesses will be realized to offset these transaction and integration costs over time. See the risk factor entitled “Heritage May Fail to Realize the Anticipated Benefits of the Merger.” Heritage and Olympic may also incur additional costs to maintain employee morale and to retain key employees. Heritage and Olympic will also incur significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, regulatory filing fees, printing and mailing fees and other costs associated with the merger.
The Shares of Heritage Common Stock to be Received by Olympic Shareholders as a Result of the Merger Will Have Different Rights From the Shares of Olympic Capital Stock.
Upon consummation of the merger, Olympic shareholders will become Heritage shareholders. While their rights as shareholders will continue to be governed by the Washington Business Corporation Act (the “WBCA”), their rights will also become governed by Heritage’s articles of incorporation and bylaws. The rights associated with Olympic capital stock are different from the rights associated with Heritage common stock. Please see “Comparison of Rights of Heritage Shareholders and Olympic Shareholders” for a discussion of the different rights associated with Heritage common stock.
The Unaudited Pro Forma Combined Financial Information Included in this Joint Proxy Statement/Prospectus is Preliminary, and the Actual Financial Condition and Results of Operations of the Combined Company After the Merger may Differ Materially.
The unaudited pro forma combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only, and is not necessarily indicative of what the combined company’s actual financial condition or results of operations would have been had the merger been consummated on the dates indicated. The unaudited pro forma combined financial information reflects adjustments, which are based upon preliminary estimates, to record Olympic’s identifiable assets acquired and liabilities assumed at fair value, and to record any resulting bargain purchase gain. The fair value estimates reflected in this joint proxy statement/prospectus are preliminary, and final amounts will be based upon the actual consideration paid and the fair value of the assets and liabilities of Olympic as of the closing date of the merger, which fair value is directly impacted by, among other things, changes in interest rates. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus. For more information, see “Unaudited Pro Forma Condensed Combined Financial Information and Notes.”
Litigation may be Filed Against Heritage or Olympic (or their Respective Boards of Directors) that Could Prevent or Delay the Consummation of the Merger or Result in the Payment of Damages Following Consummation of the Merger.
It is possible that, in connection with the merger, shareholders may file demands or putative class action lawsuits against Heritage or Olympic (or their respective boards of directors). Among other remedies, these shareholders could seek financial damages or to enjoin the merger. The outcome of any such litigation is uncertain. Additionally, one of the conditions to the closing of the merger is that there must be no order, injunction, decree, statute, rule, regulation or other legal restraint or prohibition preventing or making illegal the consummation of the merger or any of the other transactions contemplated by the merger agreement. If a dismissal is not granted or a settlement is not reached and any plaintiff were successful in obtaining an injunction prohibiting Heritage or Olympic from completing the merger or any of the other transactions contemplated by the merger agreement, then such injunction may delay or prevent the effectiveness of the merger and could result in significant costs to Heritage or Olympic, including any cost associated with the indemnification of directors and officers of each company. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is consummated may adversely affect the combined company’s business, financial condition, results of operations and cash flows and the market price of the combined company.

The Merger May Have Adverse Tax Consequences.
Heritage and Olympic have not sought, and will not seek, any ruling from the IRS regarding any matters relating to the transactions, and as a result, there can be no assurance that the IRS would not assert that the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, or that a court would not sustain such a position. If the merger were to fail to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, then each holder of Olympic capital stock generally would recognize a gain or loss, as applicable, equal to the difference between such holder’s adjusted tax basis in each share of Olympic capital stock surrendered and the sum of the fair value of Heritage common stock received in exchange for that share upon consummation of the merger. Because Olympic shareholders will not receive cash in exchange for their shares of Olympic capital stock, they may need to use cash from other sources or may be required to sell their Heritage common stock received in the merger to satisfy the resulting tax liability. See “The Merger—Material U.S. federal income tax consequences of the merger.”
Holders of Heritage Common Stock Will Not Have Dissenters’ Rights in Connection with the Merger.
Dissenters’ rights are statutory rights that, if applicable under law, enable security holders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for such dissenting shareholders’ shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to security holders in connection with the extraordinary transaction.
Under Section 23B.13.020 of the WBCA, shareholders do not have dissenters’ rights with respect to their shares of a corporation involved in a merger if the approval of such shareholders is not required to approve the merger pursuant to the WBCA. Pursuant to Section 23B.11A.040(6) of the WBCA, the approval of Heritage’s shareholders is not necessary to approve the merger because Heritage: (i) will survive the merger; (ii) its articles of incorporation will not be changed as a result of the merger; (iii) and each Heritage shareholder whose shares were outstanding immediately before the merger becomes effective will hold the same number of shares, with identical preferences, rights, and limitations, immediately after the merger becomes effective. The approval of the issuance of Heritage common stock pursuant to the merger agreement is required by the Nasdaq listing rules, which do not provide shareholders with dissenters’ rights. Holders of Olympic capital stock will have dissenters’ rights in connection with the merger. Please see the section entitled “The Merger—Heritage and Olympic shareholder dissenters’ rights.”
Risks Relating to Heritage’s Business
You should read and consider the risk factors specific to Heritage’s business that will also affect the combined company after the merger. These risks are described in the sections entitled “Risk Factors” in Heritage’s Annual Report on Form 10-K for the year ended December 31, 2024, and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025, and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

SPECIAL NOTES CONCERNING FORWARD-LOOKING STATEMENTS
This joint proxy statement/prospectus contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of Heritage and Olympic and certain plans, expectations, goals, projections and benefits relating to the proposed merger between Heritage and Olympic, all of which are subject to numerous assumptions, risks and uncertainties. These statements are often, but not always, identified by words such as “believes,” “expects,” “anticipates,” “estimates,” “forecasts,” “intends,” “plans,” “targets,” “potentially,” “probably,” “projects,” “outlook” or similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could,” or the negative version of those words or other comparable words of a future or forward-looking nature. Examples of forward-looking statements include, among others, statements Heritage and Olympic make regarding the ability of Heritage and Olympic to consummate the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the consummation of the merger, statements about the expected timing for completing the merger, the potential effects of the proposed merger on both Heritage and Olympic, the possibility of any termination of the merger agreement, projected growth, anticipated future financial performance, financial condition, credit quality, Heritage’s and Olympic’s respective managements’ long-term performance goals and the future prospects of the combined company.
Forward-looking statements are not historical facts but instead express only Heritage’s or Olympic’s management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors disclosed in reports filed by Heritage with the SEC, risks and uncertainties for Heritage, Olympic and the combined company that may cause actual results or outcomes to differ materially from those anticipated include, but are not limited to:
•the value of the merger consideration will fluctuate based on the trading price of Heritage common stock;
•the dilution caused by Heritage’s issuance of additional shares of Heritage common stock in connection with the merger;
•the possibility that any of the anticipated benefits of the merger will not be realized or will not be realized within the expected time period;
•the failure to satisfy other conditions to consummation of the proposed merger, including receipt of required regulatory and other approvals;
•the parties’ inability to meet expectations regarding the timing of the proposed merger;
•the inability to consummate the proposed merger due to the failure of Olympic’s shareholders to adopt the merger agreement and the transactions contemplated therein or the failure of Heritage’s shareholders to approve the issuance of Heritage common stock pursuant to the merger agreement;
•diversion of management’s attention from ongoing business operations and opportunities due to the proposed merger;
•the effect of the announcement of the proposed merger on Heritage’s, Olympic’s or the combined company’s respective customer and employee relationships and operating results;
•the risk that integration of Olympic’s operations with those of Heritage will be materially delayed or will be more costly or difficult than expected;
•the possibility that the proposed merger may be more expensive to consummate than anticipated, including as a result of unexpected factors or events;
•the challenges of integrating and retaining key employees;
•changes to tax legislation and their potential effects on the accounting for the merger;
•the failure of the proposed merger to close for any other reason; and
•changes in the global economy and financial market conditions and the business, results of operations and financial condition of Heritage, Olympic and the combined company.
These factors are not necessarily all of the factors that could cause Heritage’s, Olympic’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm Heritage’s, Olympic’s or the combined company’s results. Further information regarding Heritage, Olympic and factors which could affect the forward-looking statements contained herein can be found in the section entitled “Risk Factors” and set forth in Heritage’s annual reports and other filings with the SEC that are incorporated by reference into this joint proxy statement/prospectus, as described in the section entitled “Where You Can Find More Information.”
Any forward-looking statement included in this joint proxy statement/prospectus is based only on information currently available to management and speaks only as of the date on which it is made. Unless required by law, neither Heritage nor Olympic undertakes any obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.
Heritage and Olympic expressly qualify in their entirety all forward-looking statements attributable to either Heritage or Olympic, or any person acting on behalf of Heritage of Olympic, by the cautionary statements contained or referred to in this joint proxy statement/prospectus.

THE COMPANIES
Heritage Financial Corporation
Heritage Financial Corporation is a bank holding company that was incorporated in the State of Washington in August 1997. Heritage is primarily engaged in the business of planning, directing, and coordinating the business activities of its wholly-owned subsidiary and single reportable segment, Heritage Bank. Heritage Bank is headquartered in Olympia, Washington and conducts business from its 50 branch offices and one loan production office located throughout Washington State, the greater Portland, Oregon area, Eugene, Oregon and Boise, Idaho. Heritage Bank also does business under the Whidbey Island Bank name on Whidbey Island, Washington. The deposits of Heritage Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”). Heritage Bank’s business consists primarily of commercial lending and deposit relationships with small and medium-sized businesses and their owners in its market areas, and attracting deposits from the general public. Heritage Bank also makes real estate construction and land development loans and consumer loans.
Heritage common stock is traded on Nasdaq under the ticker symbol “HFWA.”
For more information about Heritage, please visit Heritage’s website at www.hf-wa.com. The information provided on Heritage’s website (other than the documents expressly incorporated by reference herein) is not part of this joint proxy statement/prospectus and is not incorporated herein by reference. Additional information about Heritage is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information,” beginning on page 134.
Olympic Bancorp, Inc.
Olympic Bancorp, Inc. provides commercial banking services in Washington state through its wholly owned subsidiary, Kitsap Bank. Olympic has no material business operations at the holding company level other than operating its wholly-owned banking subsidiary, Kitsap Bank. Olympic’s primary asset is its investment in the outstanding capital stock of Kitsap Bank. Olympic derives its revenues primarily from the operations of Kitsap Bank.
Kitsap Bank, founded in 1908, is a privately owned community bank headquartered in Port Orchard, Washington. Kitsap Bank operates under a state bank charter and provides full banking services. Kitsap Bank operates 16 branches and two loan production offices in Kitsap, Pierce, Clallam, Jefferson, King and Mason counties. The Bank provides loan and deposit services to customers, who are predominantly small and middle market businesses, individuals, and municipalities in western Washington.
As a bank holding company, Olympic is subject to supervision and regulation by the Federal Reserve. As a Washington state-chartered bank, Kitsap Bank is subject to regulation by the WDFI and the FDIC.
As of September 30, 2025, Olympic had, on a consolidated basis, total assets of approximately $1.7 billion, total loans of approximately $903 million, total deposits of approximately $1.4 billion and total shareholders’ equity of approximately $143 million.
Olympic’s principal office is located at 619 Bay Street, Port Orchard, Washington 98366, and its telephone number at that location is (360) 876-7834. For more information, see Kitsap Bank’s website at www.kitsapbank.com. The information on Kitsap Bank’s website is not part of this joint proxy statement/prospectus, and the reference to Kitsap Bank’s website address does not constitute incorporation by reference of any information on that website into this joint proxy statement/prospectus.
Products and Services
Kitsap Bank is a community-oriented, full-service financial institution that is engaged in substantially all of the business operations customarily conducted by independent financial institutions in Washington. Kitsap Bank offers a full complement of deposit, loan, and cash management products, including savings accounts, checking accounts, money market accounts, certificates of deposit, commercial loans, real estate loans and other consumer installment and term loans and lines of credit, as well as a host of electronic products. The terms of these loans vary by purpose and by type of underlying collateral, if any. Loan products are designed to meet the needs of the community while providing an appropriate risk-adjusted return to Kitsap Bank. Kitsap Bank does a substantial amount of business with individuals, as well as customers in small to medium-sized commercial, industrial, and professional businesses.
Deposits represent Kitsap Bank’s primary source of funds to support earning assets. Kitsap Bank offers traditional depository products, including checking, savings, money market, and certificates of deposit with a variety of rates.

Deposit products are structured to be competitive with rates, fees, and features offered by other in-market competitors. For the convenience of its customers, Kitsap Bank also offers drive-through banking facilities, automated and interactive teller machines, debit cards, night depositories, personalized checks and safe deposit boxes.
Market Area and Competition
The markets in which Kitsap Bank operates are highly competitive. In addition to competing with other commercial banks within and outside its primary service area, Kitsap Bank competes with other financial institutions engaged in the business of making loans or accepting deposits, such as savings and loan associations, credit unions, industrial loan associations, insurance companies, small loan companies, financial companies, mortgage companies, real estate investment trusts, certain governmental agencies, credit card organizations, and other enterprises. Banks and other financial institutions with which Kitsap Bank competes may have capital resources and legal loan limits substantially higher than those maintained by Kitsap Bank. Many of Kitsap Bank’s competitors have greater resources, have broader geographic markets, and have higher lending limits than those maintained by Kitsap Bank.
Legal Proceedings
From time to time, Olympic or its subsidiary may become a party to various litigation matters incidental to the conduct of its business. However, neither Olympic nor any of its subsidiaries is presently party to any legal proceeding the resolution of which, in the opinion of Olympic’s management, would be expected to have a material adverse effect on Olympic’s business, operating results, financial condition or prospects.
Employees
As of September 30, 2025, Olympic did not have any full-time equivalent employees and Kitsap Bank employed 262 full-time equivalent employees. No employees of Olympic or Kitsap Bank are covered by a collective bargaining agreement. Olympic considers its relationship with its employees to be good.
Description of Property
The principal executive offices of Olympic and Kitsap Bank are located in Port Orchard, Washington. The principal executive office of Olympic and Kitsap Bank is located at the leased property of 619 Bay Street, Port Orchard,

Washington 98366. Kitsap Bank operates 16 branch locations and two commercial loan offices. All banking locations are set forth in the table below.

Office Location	Type of Location	Owned or Leased
10140 High School Rd NE Bainbridge Island, WA 98110	Branch Office	Owned

24180 WA-3 Belfair, WA 98528	Branch Office	Owned

11711 SE 8th St #300 Bellevue, WA 98005	Commercial Loan Office	Leased

607 Pacific Ave Bremerton, WA 98337	Commercial Loan Office	Owned

1000 6th St Bremerton, WA 98337	Branch Office	Leased

3425 Wheaton Way Bremerton, WA 98310	Branch Office	Owned

4714 Point Fosdick Dr Gig Harbor, WA 98335	Branch Office	Owned

8190 NE State Hwy 104 Kingston, WA 98346	Branch Office	Owned

716 E Front St Port Angeles, WA 98362	Branch Office	Owned

69 Oak Bay Rd Port Hadlock, WA 98339	Branch Office	Leased

3324 Bethel Rd SE Port Orchard, WA 98366	Branch Office	Owned

619 Bay St Port Orchard, WA 98366	Main Office/Branch Office	Leased

1700 Village Ln SE Port Orchard, WA 98366	Branch Office	Owned

2313 E Sims Way Port Townsend, WA 98368	Branch Office	Owned

19725 7th Ave NE Poulsbo, WA 98370	Branch Office	Owned

1320 W Washington St Sequim, WA 98382	Branch Office	Owned

10488 Silverdale Way NW Silverdale, WA 98383	Branch Office	Owned

1498 Pacific Avenue, Suite 100 Tacoma, WA 98402	Branch Office	Leased

INFORMATION ABOUT THE SPECIAL MEETING OF HERITAGE SHAREHOLDERS
Purpose
Heritage shareholders are receiving this joint proxy statement/prospectus because, at the close of business on November 26, 2025, the record date for the special meeting of Heritage’s shareholders to be held at 10:00 a.m., Pacific Time on January 21, 2026, they owned shares of Heritage common stock, and the Heritage Board is soliciting proxies for the matters to be voted on at this special meeting, as described in more detail below. The Heritage special meeting can be accessed virtually only by visiting www.meetnow.global/MQGASCM and entering the unique control number found on the proxy card distributed to each Heritage shareholder entitled to vote as of the record date.
At the special meeting, the Heritage Board will ask you to vote upon the following proposals:
•to approve the issuance of Heritage common stock pursuant to the merger agreement; and
•to approve an adjournment of the special meeting to permit further solicitation of proxies in the event that an insufficient number of votes are cast to approve the issuance of Heritage common stock pursuant to the merger agreement.
When you vote your shares via the Internet or telephone or by completing, signing and dating a proxy card and returning it in the accompanying postage paid envelope, you appoint the proxy holder as your representative at the special meeting. The proxy holder will vote your shares as you have instructed in the proxy card, thereby ensuring that your shares will be voted whether or not you attend the special meeting. Even if you plan to attend the special meeting, we ask that you instruct the proxies how to vote your shares in advance of the special meeting just in case your plans change.
If you have not already done so, please vote your shares via the Internet or telephone or by completing, signing and dating a proxy card and returning it in the accompanying postage paid envelope. If you do not vote your shares as instructed on the proxy card, or if you do not attend and cast your vote at the special meeting, the effect will be a vote “against” the merger agreement and the transactions contemplated therein.
Record date, quorum and vote required
The record date for the Heritage special meeting is November 26, 2025. Heritage’s shareholders of record as of the close of business on that day will receive notice of and will be entitled to vote at the special meeting. As of the record date, there were 33,956,738 shares of Heritage common stock outstanding and entitled to vote at the special meeting. The outstanding shares are held by approximately 1,000 holders of record.
The presence at the Heritage special meeting, virtually or by proxy, of at least a majority of the shares of Heritage common stock entitled to vote at the meeting as of the close of business on the record date will constitute a quorum. Each share of Heritage common stock outstanding on the record date entitles its holder to one vote on the matters being brought before the special meeting.
To determine the presence of a quorum for the special meeting, Heritage will also count as present the shares of Heritage common stock present in person but not voting, and the shares of Heritage common stock for which Heritage has received proxies but with respect to which the holders of such shares have abstained or signed without providing instructions. Broker non-votes are not counted as present for the purposes of determining quorum. Based on the number of shares of Heritage common stock outstanding as of the record date, at least 16,978,370 shares of Heritage common stock need to be present at the Heritage special meeting, whether virtually or by proxy, to constitute a quorum.
Approval of each of the Heritage stock issuance proposal and the Heritage adjournment proposal requires the affirmative vote of the majority of the shares of Heritage common stock present, virtually or by proxy, and entitled to vote at the special meeting. Abstentions will have the same legal effect as a vote “against” these proposals, while broker non-votes, because they will not be counted as entitled to vote, will not affect the voting on these proposals. Broker non-votes may also prevent Heritage from obtaining a quorum and require Heritage to adjourn the special meeting to solicit additional proxies.
As of the record date, Heritage’s directors and executive officers beneficially owned a total of 556,476 shares, or approximately 1.6% of the outstanding shares, of Heritage common stock. These individuals have entered into a written agreement with Olympic that they will vote their shares in favor of the merger agreement, except as may be limited by their fiduciary obligations. For more information regarding this written agreement, see “Description of the Merger Agreement—Voting and Support Agreements” beginning on page 77.

Dissenters’ rights
Heritage shareholders are not entitled to assert dissenters’ rights with respect to the Heritage stock issuance proposal.
How to vote your shares
After you have carefully read and considered the information contained in this joint proxy statement/prospectus, please vote your shares via the Internet or telephone or by completing, signing and dating a proxy card and returning it in the accompanying postage paid envelope. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote for, against or abstain with respect to each matter brought before the special meeting. If you are the record holder of your shares and submit your proxy without specifying a voting instruction, your shares will be voted as the Heritage Board recommends and will be voted “FOR” the approval of the Heritage stock issuance proposal and “FOR” the approval of the Heritage adjournment proposal. Although you may vote by mail, we ask that you vote instead by Internet or telephone. You may vote by telephone by calling the toll-free number specified on your proxy card or vote by Internet by accessing the website specified on your proxy card and by following the preprinted instructions on the proxy card. The giving of a proxy by either of these means will not affect your right to vote in person if you decide to attend the Heritage special meeting.
Shares held in “street name”
If you hold shares of Heritage common stock in “street name” with a bank, broker or other fiduciary, you will receive voting instructions from the holder of record of your shares. Under the rules of various national and regional securities exchanges, brokers, banks and other fiduciaries may generally vote your shares on routine matters, such as the ratification of an independent registered public accounting firm, even if you provide no instructions, but may not vote on non-routine matters, such as the matters being brought before the special meeting, unless you provide voting instructions. Shares for which a broker does not have the authority to vote are recorded as “broker non-votes” and are not counted in the vote by shareholders or for purposes of a quorum. As a result, any broker non-votes will have the practical effect of a vote “against” the Heritage stock issuance proposal but will not affect the Heritage adjournment proposal.
If your shares are registered in the name of your bank, broker or other fiduciary, you are the “beneficial owner” of those shares, and those shares are considered as held in “street name.” If you are a beneficial owner of shares registered in the name or your bank, broker or other fiduciary, you should have received a proxy card and voting instructions with these proxy materials from that organization, rather than directly from Heritage. Please follow the instructions on the proxy card provided by your bank, broker or other fiduciary to complete and mail the proxy card to ensure that your vote is counted. You may also be eligible to vote your shares held in “street name” electronically over the Internet or by telephone. A large number of banks and brokerage firms offer Internet and telephone voting. If your bank, broker or other fiduciary does not offer Internet or telephone voting, please complete and return your proxy card pursuant to the instructions on the proxy card provided by your bank, broker or other fiduciary.
If your shares are held in “street name,” you must register in advance to fully participate in the Heritage special meeting. You may participate as a “Guest” without having a unique control number, but you will not have the option to vote your shares or ask questions at the special meeting. To fully participate in the Heritage special meeting as a “Shareholder,” you must obtain a unique control number by registering in advance with Computershare and submitting proof of your proxy power (legal proxy) reflecting your holdings along with your name and e-mail address to Computershare. Requests for registration must be labeled as “Legal Proxy” and be received by Computershare no later than 5:00 p.m., Eastern Time, on January 7, 2026. You will receive a confirmation of your registration by email after your registration materials are received. Requests for registration should be made as follows:
Forward the email from your broker, or attach an image of your legal proxy, to legalproxy@computershare.com or send by mail to: Computershare, Heritage Financial Corporation Legal Proxy, P.O. Box 43006, Providence, RI 02940-3006.
Heritage 401(k) Plan Participants
The Heritage 401(k) Plan owned 233,696 shares or 0.7% of Heritage common stock as of the record date. Each participant may instruct the Heritage 401(k) Plan trustee how to vote the shares of Heritage common stock allocated to the participant’s account under the Heritage 401(k) Plan by completing a vote authorization form, which will take the form of a separate proxy card indicating the shares held in the Heritage 401(k) Plan. If a participant properly executes a vote authorization form, the Heritage 401(k) Plan trustee will vote the participant’s shares in accordance with the participant’s instructions. Heritage 401(k) Plan shares for which proper voting instructions are not received will not be voted. To give the trustee sufficient time to vote, all vote authorization forms, which are in the form of a proxy card, must be received from Heritage 401(k) Plan participants by January 13, 2026.
Who can answer questions about voting your shares
If you have any questions about the mergers or how to submit your proxy card, or if you need additional copies of this joint proxy statement/prospectus, please contact Heritage’s Corporate Secretary, 201 Fifth Avenue SW, Olympia, Washington 98501 or by calling (360) 943-1500, or Advantage Proxy, Heritage’s proxy solicitor, by calling toll-free at (877) 870-8565, or for banks and brokers, collect at (206) 870-8565, or by email at ksmith@advantageproxy.com.
Revocability of proxies
You may revoke your proxy at any time before the vote is taken at the Heritage special meeting. To revoke your proxy, you must either advise the Corporate Secretary of Heritage in writing before your Heritage common stock has been voted at the special meeting, deliver a later dated proxy or attend the special meeting and vote your shares in person during the special meeting. Attendance at the special meeting will not in itself constitute revocation of your proxy.
All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to: Heritage Financial Corporation, Corporate Secretary, 201 Fifth Avenue SW, Olympia, Washington 98501. If you hold your shares in the name of a broker, bank or other fiduciary and desire to revoke your proxy, you will need to contact your broker, bank or other fiduciary to revoke your proxy.
Proxy solicitation
Heritage will pay the costs associated with the solicitation of proxies for the Heritage special meeting. Heritage will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of Heritage common stock. In addition to the solicitation of proxies by mail, directors, officers and employees of Heritage may solicit proxies personally or by telephone. None of these persons will receive additional compensation for these activities.
On behalf of the Heritage Board, Heritage has engaged Advantage Proxy, a proxy solicitation firm, to solicit proxies for the Heritage special meeting. Advantage Proxy will be paid a fixed fee of approximately $7,500 for this service, and be reimbursed out-of-pocket expenses for its services. Heritage has also agreed to indemnify Advantage Proxy and its affiliates against certain claims, liabilities, losses, damages and expenses.

THE HERITAGE PROPOSALS
Proposal 1 – Approval of the Stock Issuance
At the Heritage special meeting, shareholders of Heritage will be asked to approve the issuance of Heritage common stock pursuant to the merger agreement. Shareholders of Heritage should read this joint proxy statement/prospectus, including the appendices, carefully and in its entirety, for more detailed information concerning the merger agreement and the transactions contemplated therein. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Appendix A.
For the reasons discussed in this joint proxy statement/prospectus, the Heritage Board unanimously determined that the issuance of Heritage common stock pursuant to the merger agreement is in the best interests of Heritage and its shareholders, and unanimously adopted and approved the merger agreement providing for such issuance. The Heritage Board unanimously recommends that Heritage shareholders vote “FOR” the approval of the Heritage stock issuance proposal.
Proposal 2 – Adjournment of the Special Meeting
If, at the Heritage special meeting, the number of shares of Heritage common stock cast in favor of the Heritage stock issuance proposal is insufficient to approve the Heritage stock issuance proposal, Heritage intends to move to adjourn the Heritage special meeting in order to enable the Heritage Board to solicit additional proxies for approval of the Heritage stock issuance proposal. In this proposal, Heritage is asking its shareholders to authorize the holder of any proxy solicited by the Heritage Board, on a discretionary basis, to vote in favor of adjourning the Heritage special meeting to another time and place for the purpose of soliciting additional proxies.
The Heritage Board unanimously recommends a vote “FOR” the approval of the Heritage adjournment proposal.

INFORMATION ABOUT THE SPECIAL MEETING OF OLYMPIC SHAREHOLDERS
Purpose
Olympic shareholders are receiving this joint proxy statement/prospectus because, at the close of business on November 26, 2025, the record date for the special meeting of Olympic’s shareholders to be held at 10:00 a.m., Pacific Time on January 21, 2026, they owned shares of Olympic capital stock, and the Olympic Board is soliciting proxies for the matters to be voted on at this special meeting, as described in more detail below. The Olympic special meeting will be held at 619 Bay Street, Port Orchard, Washington 98366.
At the special meeting, the Olympic Board will ask you to vote upon the following proposals:
•to approve and adopt the merger agreement and the transactions contemplated therein; and
•to approve an adjournment of the special meeting to permit solicitation of proxies in the event that an insufficient number of votes are cast to approve the merger agreement and the transactions contemplated therein.
When you sign the enclosed proxy card, you appoint the proxy holder as your representative at the special meeting. The proxy holder will vote your shares as you have instructed in the proxy card, thereby ensuring that your shares will be voted whether or not you attend the special meeting. Even if you plan to attend the special meeting, we ask that you instruct the proxies how to vote your shares in advance of the special meeting just in case your plans change.
If you have not already done so, please complete, date and sign the accompanying proxy card and return it promptly in the enclosed, postage paid envelope. If you do not vote your shares as instructed on the proxy card, or if you do not attend and cast your vote at the special meeting, the effect will be a vote “against” the merger agreement and the transactions contemplated therein.
Record date, quorum and vote required
The record date for the Olympic special meeting is November 26, 2025. Olympic’s shareholders of record as of the close of business on that day will receive notice of and will be entitled to vote at the special meeting. As of the record date, there were 159,280 shares of Olympic capital stock outstanding and entitled to vote at the special meeting. The outstanding shares are held by approximately 81 holders of record.
A majority of the shares of Olympic capital stock entitled to vote, represented in person or by proxy, shall constitute a quorum at the special meeting. Each share of Olympic capital stock outstanding on the record date entitles its holder to one vote on the matters being brought before the special meeting.
To determine the presence of a quorum for the special meeting, Olympic will also count as present the shares of Olympic capital stock present in person but not voting, and the shares of Olympic capital stock for which Olympic has received proxies but with respect to which the holders of such shares have abstained or signed without providing instructions. Based on the number of shares of Olympic capital stock outstanding as of the record date, at least 79,641 shares of Olympic capital stock need to be present at the Olympic special meeting, whether in person or by proxy, to constitute a quorum.
Approval of the Olympic merger proposal requires the affirmative vote, in person or by proxy, of two-thirds of the outstanding shares of Olympic capital stock, voting together at a single class, at the Olympic special meeting. Abstentions and shares not voted will have the same effect as a vote “against” the Olympic merger proposal. Approval of the Olympic adjournment proposal requires the affirmative vote, in person or by proxy, of the majority of the shares of Olympic capital stock represented at the special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “against” the Olympic adjournment proposal.
As of the record date, Olympic’s directors and executive officers beneficially owned a total of 8,522 shares of Olympic Class A voting common stock and 76,692 shares of Olympic Class B nonvoting common stock, or approximately 54% of the outstanding shares of Olympic capital stock. These individuals have entered into voting and support agreements with Heritage requiring them to vote their shares of Olympic Class A voting common stock, representing approximately 54% of the outstanding shares of Olympic Class A voting common stock as of the record date, in favor of the merger agreement, except as may be limited by their fiduciary obligations. For more information regarding this written agreement, see “Description of the Merger Agreement—Voting and Support Agreements” beginning on page 77. In addition, these individuals have indicated that they will also vote their shares of Olympic Class B nonvoting common stock, representing approximately 54% of the outstanding shares of Olympic Class B nonvoting common stock as of the record date, in favor of the merger agreement in the class vote required under Washington law. For more information regarding the interests of Olympic’s directors and executive officers in the merger agreement and the transactions contemplated therein, see “The Merger—Interests of certain persons in the merger” beginning on page 71 and “Beneficial Ownership of Olympic Capital Stock by Management and Principal Shareholders of Olympic” beginning on page 91.
Dissenters’ rights
Olympic shareholders are entitled to assert dissenters’ rights with respect to the Olympic merger proposal. These dissenters’ rights are conditioned on strict compliance with the requirements of Subchapter 13 of the WBCA. Please see “The Merger—Heritage and Olympic shareholder dissenters’ rights,” beginning on page 73, and the full text of Subchapter 13 of the WBCA, which is reproduced in full in Appendix B to this joint proxy statement/prospectus, for additional information.
How to vote your shares
After you have carefully read and considered the information contained in this joint proxy statement/prospectus, please vote by a method described on your proxy card. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote for, against or abstain with respect to each matter brought before the special meeting. If you are the record holder of your shares and submit your proxy without specifying a voting instruction, your shares will be voted as the Olympic Board recommends and will be voted “FOR” the approval of the Olympic merger proposal and “FOR” the approval of the Olympic adjournment proposal. If you do not vote your shares as instructed on the proxy card, or if you do not attend and cast your vote at the special meeting, the effect will be a vote “against” the Olympic merger proposal.
You should not send any certificates representing shares of Olympic capital stock with your proxy card. If the merger is approved, you will receive instructions for exchanging your certificates representing shares of Olympic capital stock after the merger has been consummated.
Who can answer questions about voting your shares
If you have any questions about the mergers or how to submit your proxy card, or if you need additional copies of this joint proxy statement/prospectus, please contact Leigh Hagen, Secretary, 619 Bay Street, Port Orchard, Washington 98366 or by calling (360) 876-7834.
Revocability of proxies
You may revoke your proxy at any time before the vote is taken at the Olympic special meeting. To revoke your proxy, you must either advise the Secretary of Olympic in writing before your Olympic capital stock has been voted at the special meeting, deliver a later dated proxy or attend the special meeting and vote your shares in person during the special meeting. Attendance at the special meeting will not in itself constitute revocation of your proxy.
All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to: Olympic Bancorp, Inc., Attn: Leigh Hagen, Secretary, 619 Bay Street, Port Orchard, Washington 98366.
Proxy solicitation
Olympic will pay the costs associated with the solicitation of proxies for the Olympic special meeting. In addition to the solicitation of proxies by mail, directors, officers and employees of Olympic may solicit proxies personally or by telephone. None of these persons will receive additional compensation for these activities.

THE OLYMPIC PROPOSALS
Proposal 1 – Approval of the Merger Agreement
At the Olympic special meeting, holders of Olympic capital stock will be asked to approve the merger agreement, pursuant to which Olympic will merge with and into Heritage, and the transactions contemplated therein. Holders of Olympic capital stock should read this joint proxy statement/prospectus, including the appendices, carefully and in its entirety, for more detailed information concerning the merger agreement and the transactions contemplated therein. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Appendix A.
For the reasons discussed in this joint proxy statement/prospectus, the Olympic Board unanimously determined that the merger agreement and the transactions contemplated therein are in the best interests of Olympic and its shareholders, and unanimously adopted and approved the merger agreement. The Olympic Board unanimously recommends that holders of Olympic capital stock vote “FOR” the approval of the Olympic merger proposal.
Proposal 2 – Adjournment of the Special Meeting
If, at the Olympic special meeting, the number of shares of Olympic capital stock cast in favor of the merger agreement is insufficient to approve the Olympic merger proposal, Olympic intends to move to adjourn the Olympic special meeting in order to enable the Olympic Board to solicit additional proxies for approval of the Olympic merger proposal. In this proposal, Olympic is asking its shareholders to authorize the holder of any proxy solicited by the Olympic Board, on a discretionary basis, to vote in favor of adjourning the Olympic special meeting to another time and place for the purpose of soliciting additional proxies.
The Olympic Board unanimously recommends a vote “FOR” the approval of the Olympic adjournment proposal.

THE MERGER
This section of the joint proxy statement/prospectus describes material aspects of the merger. While Heritage and Olympic believe that the description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus, the attached Appendices and the other documents to which this joint proxy statement/prospectus refers for a more complete understanding of the merger. The merger agreement attached hereto as Appendix A, not this summary, is the legal document which governs the merger.
General
The Heritage Board is using this joint proxy statement/prospectus to solicit proxies from the holders of Heritage common stock for use at the Heritage special meeting of shareholders, at which Heritage shareholders as of the relevant record date will be asked to approve the issuance of Heritage common stock pursuant to the merger agreement. The Olympic Board is using this joint proxy statement/prospectus to solicit proxies from the holders of Olympic capital stock for use at the Olympic special meeting of shareholders, at which Olympic shareholders as of the relevant record date will be asked to approve the merger agreement and the transactions contemplated therein, including the merger. When the merger is consummated, Olympic will merge with and into Heritage and will cease to exist. The merger is anticipated to be consummated in the first quarter of 2026. Immediately following the consummation of the merger, Heritage will merge Kitsap Bank with and into Heritage Bank, with Heritage Bank as the surviving bank. At such time, Kitsap Bank’s banking offices will become banking offices of Heritage Bank. Certain legacy locations of Kitsap Bank may continue to do business using the “Kitsap Bank” label following the merger, with such locations identified as divisions of Heritage Bank.
If the merger is consummated, each share of Olympic capital stock issued and outstanding immediately prior to the effective time (other than any shares owned by Heritage or Olympic and other than shares held in any Olympic benefit plan or related trust accounts or otherwise held in a fiduciary or agency capacity or as a result of debts previously contracted) will be converted into the right to receive 45.0 shares of Heritage common stock, with cash paid in lieu of fractional shares.
Background of the merger
As part of its ongoing consideration and evaluation of Olympic’s long-term business strategy, the Olympic Board has engaged in periodic strategic reviews during which the Olympic Board considered Olympic’s strategic direction, performance and prospects in the context of trends and developments in the markets that Olympic serves, the banking industry in general and the regulatory environment. As part of these strategic reviews, the Olympic Board regularly consulted with its financial and legal advisors. Among other things, these reviews have often included the highly competitive banking landscape, Olympic’s recent and forecasted financial performance, changes in the regulatory environment, the impact of technology on the banking industry, the time horizon of executive management succession, bank stock values and liquidity, bank merger and acquisition activity, as well as possible strategic alternatives available to Olympic.
On December 6, 2024, Chairwoman Cydly Langer Smith, and directors Melinda Smith Pigors, Steve Politakis and Tony George met with representatives of PSC and asked PSC to provide a strategic update, including a discussion of historical transactions involving credit union acquisitions of banks as well as the broader bank merger and acquisition landscape. At the meeting PSC summarized Olympic’s strategic alternatives, including potential credit union acquirors of Kitsap Bank, potential bank acquirors of Olympic and the prospects for Olympic remaining independent. The analysis included an overview of potential credit union and bank counterparties, potential financial outcomes utilizing certain transaction assumptions based on guidance from Olympic management and PSC’s experience and judgement, and the potential risks and benefits associated with each alternative. Following the meeting, Olympic instructed PSC to reach out to a potential credit union acquiror and determine the level of interest and possible path forward to executing a transaction.
Throughout December 2024 and January 2025, PSC engaged with the credit union about a potential acquisition of Kitsap Bank. The credit union expressed interest in learning more. PSC offered the credit union the opportunity to have a meeting with Olympic’s executive team and asked the credit union to agree to keep the conversations confidential. In late January 2025, the credit union agreed to maintain confidentiality, but by the end of January 2025 an introductory meeting with Olympic’s executive team had not been set.

On February 7, 2025, Ms. Langer Smith, Ms. Smith Pigors, Mr. Politakis and Mr. George, along with representatives of Otteson Shapiro LLP, Olympic’s outside legal counsel (“Otteson Shapiro”), met with PSC to discuss the status of the conversations with the potential credit union acquiror and other potential transaction partners as well as the merger and acquisition landscape, strategic alternatives and the economics of recent transactions in the industry.
At a meeting of the Olympic Board on February 12, 2025, PSC provided an update on Olympic’s strategic alternatives, including an update regarding the discussions with the potential credit union acquiror. Given the protracted nature of the interactions with the potential credit union acquiror and the inability to schedule a management meeting in a timely fashion, coupled with the potential risks associated with a sale of Kitsap Bank to a credit union and the fact that Kitsap Bank would be the largest bank (by total assets) in the country to sell to a credit union, the Olympic Board decided to terminate discussions with the potential credit union acquiror and not pursue further conversations with other potential credit union acquirors. During the meeting and at the Olympic Board’s direction, PSC reviewed the landscape of potential bank acquirors and the possible financial impacts of each transaction utilizing certain assumptions based on guidance from Olympic management and PSC’s experience and judgment, the possible risks and benefits of merging with the potential partners and the values that might be realized by Olympic shareholders. PSC also discussed the overall process and timeline of selling Olympic to a bank buyer. The Olympic Board then asked PSC and Olympic’s executive team to engage in a limited marketing effort to a group of six potential bank buyers as selected by the Olympic Board with input from PSC.
Following the meeting and for the next month, PSC, with the assistance of Olympic’s executive management, prepared a package of confidential introductory information designed to discretely and efficiently market Olympic to potential bank buyers.
On March 17, 2025, PSC, at the direction of the Olympic Board, contacted six potential bank acquirors, including Heritage, to gauge their interest in a transaction with Olympic. On that date, a representative of PSC contacted Jeff Deuel, at the time President and Chief Executive Officer of Heritage, and Bryan McDonald, at the time President of Heritage Bank, about the possibility of a transaction between the two organizations.
Of the six banks contacted, four executed a confidentiality agreement and received a package of introductory information regarding Olympic. Heritage and Olympic entered into a confidentiality agreement on March 17, 2025, and on March 20, 2025, Heritage received a copy of a confidential information memorandum from PSC.
On March 25, 2025, Olympic formally engaged PSC to act as Olympic’s financial advisor in connection with a potential sale of Olympic.
At a March 28, 2025 meeting of the Olympic Board, PSC provided an update on the process of soliciting potential acquirors and the next steps in terms of choosing a counterparty and authorizing a transaction should the Olympic Board elect to do so.
Throughout the latter half of March and all of April 2025, Heritage and another interested party (“Party A”) each independently reviewed the provided confidential introductory information, met with Olympic executive management and met with Olympic’s Chairwoman. One of the parties that signed the confidentiality agreement reviewed the introductory materials and determined that they were not interested in further investigation given their preference for a larger-sized acquisition. Another party that signed the confidentiality agreement reviewed the introductory materials and determined that they were not interested in further investigation on account of their pursuit of a different acquisition that was a higher priority for them.
On March 31, 2025, representatives from the management teams of Heritage and Olympic met to discuss transaction structuring and due diligence matters. The meeting included Mr. Deuel, Mr. McDonald and Don Hinson from Heritage and Mr. Politakis, Mr. George and Alan Crain from Olympic. A representative from PSC also attended the meeting.
On April 8, 2025, Heritage received a request for a non-binding proposal, with a due date of May 1, 2025.
On April 16, 2025, representatives from the management teams of Heritage and Olympic met again to discuss the potential transaction. The meeting included Mr. Deuel, Mr. McDonald and Mr. Hinson from Heritage, and Mr. Politakis, Mr. George and Mr. Crain from Olympic. A representative from each of PSC and D.A. Davidson also attended the meeting.
On April 23, 2025, the Heritage Board met to review a presentation from management regarding the proposed terms of a transaction with Olympic and a financial presentation from D.A. Davidson. The Heritage Board discussed how a proposed transaction with Olympic fit into Heritage’s strategic plans, and it was noted that Heritage has regularly pursued acquisitions and other business combinations as a means to achieve its strategic goals. In addition to other key terms, management informed the Heritage Board that, because of the large amount of common stock that Heritage would be issuing in the transaction, management expected that the shareholders of Heritage would also have to approve the transaction. Following a detailed discussion, the Heritage Board approved moving forward and authorized management to prepare and submit a non-binding letter of intent.
By May 1, 2025, PSC had received non-binding proposals from Heritage and Party A, describing the terms on which they would pursue an acquisition of Olympic. PSC shared the terms of each non-binding proposal with Olympic.
The Olympic Board met on May 5, 2025, to discuss the proposals from Heritage and Party A. At the meeting, PSC reviewed each of the proposals received, including the financial and non-financial terms and possible financial and strategic impacts of pursuing each potential transaction. Both proposals contemplated 100% stock consideration with fixed exchange ratios. The Heritage proposal provided for 46.5 Heritage common shares in exchange for each share of Olympic capital stock. At the time of the meeting, the Heritage proposal was valued at approximately $175 million in total, or approximately $1,096.47 per share of Olympic capital stock. At the time of the meeting, Party A’s proposal was valued at approximately $181 million, or approximately $1,134.45 per share of Olympic capital stock. PSC also reviewed the financial position and stock performance of Heritage and Party A. Representatives of Otteson Shapiro reviewed with the Olympic Board its fiduciary duties in the context of the proposals. With the assistance of PSC and Otteson Shapiro, the Olympic Board extensively discussed the terms of each proposal, including the exchange ratio, the aggregate consideration payable to Olympic shareholders, as well as the potential pro forma impact of the proposed transaction on each acquiror and on Olympic. With PSC’s assistance, the Olympic Board also considered the financial strength of each potential counterparty, including its historical profitability and capital position, the historical performance of each counterparty’s stock, as well as the advantages and disadvantages of Olympic continuing to remain independent.
At the conclusion of the meeting, the Olympic Board determined to pursue Party A’s proposal due primarily to the fact that it represented a higher value for Olympic shareholders. The Olympic Board instructed PSC to attempt to negotiate improved terms with Party A and proceed to execute the non-binding proposal, triggering a period of exclusive negotiations. On May 5, 2025, a representative of PSC contacted Mr. McDonald to inform him that Olympic had decided to accept a proposal from another bidder and to not accept the Heritage letter of intent.
Over the course of the next four days, at the Olympic Board’s direction, PSC worked with Party A to negotiate Party A’s proposal, including agreeing to an exchange ratio that was 2% higher than contemplated in Party A’s initial proposal. On May 9, 2025, Olympic and Party A executed a revised non-binding proposal which included a 65-day exclusivity period.
Throughout the rest of May and June 2025, Party A executed a thorough due diligence review of Olympic, including a review of Olympic’s corporate files and records, a review of Olympic’s loan files and numerous meetings between Olympic’s management team and Party A’s management team.
Otteson Shapiro received a draft of a proposed merger agreement and ancillary documents from Party A’s counsel on June 20, 2025, and began negotiations with respect to the proposed transaction documents at that time.
In late June 2025, Party A relayed its due diligence findings, including some differences in the fair market value of certain Olympic assets and higher transaction expenses arising primarily from the early termination of one of Olympic’s vendor contracts. Over several days, Party A and Olympic, along with their financial advisors, spent time reviewing these findings in greater detail and sharing additional information.
Over the following weeks, Olympic and Party A discussed, revisited and more deeply analyzed Party A’s due diligence findings.
In early July 2025, Party A shared with Olympic that due to the unexpected due diligence findings, the exchange ratio agreed upon in the May 9, 2025 non-binding proposal would need to be reduced by approximately 9%.
On July 10, 2025, the Olympic Board met to discuss Party A’s due diligence findings and proposed reduction of the exchange ratio. At the meeting, PSC described the financial impacts of the due diligence findings and resulting reduced exchange ratio. The Olympic Board discussed and considered Party A’s due diligence findings. At the meeting, Olympic’s executive management also discussed potential challenges regarding the integration of Olympic with Party A. The Olympic Board also discussed that the exclusivity period with Party A was set to expire in three days, on July 13, 2025. At the conclusion of the meeting and at the direction of the Olympic Board, PSC’s representative informed Party A that Olympic did not agree with all of Party A’s diligence findings and did not accept the reduced exchange ratio proposed by Party A but would continue to work with Party A to bridge Party A’s adverse due diligence findings to try to arrive at an exchange ratio that was closer to what was agreed upon in the May 9, 2025 non-binding proposal.
On July 13, 2025, the exclusivity period included in the May 9, 2025 non-binding proposal expired.
The Olympic Board met on July 14, 2025, to discuss whether to extend the exclusivity period with Party A. The Olympic Board elected not to extend the exclusivity period with Party A, but agreed that it would continue to work with Party A to resolve the adverse due diligence findings in pursuit of a higher exchange ratio from Party A.
On July 17, 2025, the Olympic Board held a meeting. Olympic and Party A had not made any meaningful progress on resolving the due diligence findings. The Olympic Board reviewed the revised proposal from Party A which was then valued at approximately $182 million, or approximately $1,141.24 per share of Olympic capital stock, but subject to potential downward adjustment pending the completion of certain diligence findings. The Olympic Board also reviewed Heritage’s non-binding proposal from May and the 46.5x exchange ratio which was now valued at approximately $186 million, or approximately $1,168.55 per share of Olympic capital stock, because of the increase in the trading price of Heritage common stock. The Olympic Board also discussed the possibility that Heritage would have similar due diligence findings and how they might impact the 46.5x exchange ratio proposed by Heritage. The Olympic Board asked PSC to contact Mr. McDonald, now Heritage’s President and CEO to ask if Heritage was still interested in pursuing the acquisition of Olympic on terms reasonably similar to its initial non-binding proposal. At the direction of Olympic’s Board, a representative of PSC contacted Mr. McDonald and reported back to the Olympic Board that Heritage was still interested in a transaction with Olympic on terms reasonably similar to its initial non-binding proposal, subject to due diligence and updated transaction modeling. On this same date, Mr. McDonald met with directors Brian Vance and Brian Charneski to discuss the potential transaction with Olympic. Mr. Vance and Mr. Charneski expressed support on behalf of the Heritage Board for management’s recommendation to re-engage with Olympic to pursue a business combination.
Because of the disaccord regarding some of Party A’s due diligence findings, the lower value (when compared to the 46.5x exchange ratio from Heritage’s initial non-binding proposal) and concerns regarding the integration of Olympic into Party A, the Olympic Board decided to terminate discussions with Party A and work with Heritage to execute an updated proposal.
Over the next several days, Olympic provided Heritage with a selection of updated financial information and the two parties held a series of meetings. Following a review of the updated financial information and other limited due diligence materials, Heritage management updated the previous letter of intent. On July 23, 2025, the Heritage Board met to review an updated financial presentation from D.A. Davidson and the new letter of intent and approved moving forward and authorized management to submit the letter to Olympic.
On July 23, 2025, Heritage provided an updated non-binding proposal to Olympic, and on July 24, 2025, the Olympic Board met to consider the proposal. Heritage’s updated proposal contemplated a 46.5x exchange ratio which was valued at approximately $186 million, or $1,166.22 per share of Olympic capital stock at that time. The Olympic Board discussed the potential benefits and considerations of a merger with Heritage as compared to remaining independent. Following due consideration, the Olympic Board directed management to enter into Heritage’s non-binding proposal, which included a 60-day period of exclusivity. Heritage and Olympic executed the letter of intent on July 24, 2025.
On August 1, 2025, representatives and advisors of Heritage received access to a virtual data room, which included comprehensive due diligence materials regarding Olympic’s business condition, financial results and operations. Over the next two months, Heritage and its advisors executed a thorough due diligence review of Olympic, including a review of Olympic’s corporate files and records, loan files and other information requested by Heritage and numerous meetings between Olympic’s management team and Heritage’s management team. During this time, Olympic also conducted a review of Heritage’s reports and other materials filed with the SEC and its corporate files and records and held due diligence meetings with Heritages executive management.
On August 20, 2025, representatives of Barack Ferrazzano Kirschbaum and Nagelberg LLP, Heritage’s outside legal counsel (“Barack Ferrazzano”), provided representatives of Otteson Shapiro with a first draft of the merger agreement, and subsequently provided representatives of Otteson Shapiro with first drafts of the forms of voting agreement and other agreements to be signed in connection with and following the execution of the merger agreement.

On September 3, 2025, Otteson Shapiro delivered to Barack Ferrazzano a revised draft of the merger agreement.
Throughout September 2025, representatives of Olympic and Heritage, together with representatives of Otteson Shapiro and Barack Ferrazzano, negotiated the specific terms of the merger agreement and the related ancillary agreements.
In early September 2025, Heritage provided its due diligence findings to Olympic. Some of the findings resulted in a less desirable financial transaction for Heritage, when compared to the assumptions used in preparation of the July 23, 2025, proposal, and as a result, Heritage proposed an adjustment to the exchange ratio to 44.15x from 46.5x. Over the course of the following days, Heritage and Olympic discussed and analyzed Heritage’s diligence findings.
On September 10, 2025, the Olympic Board held a meeting to discuss Heritage’s diligence findings and proposed revised exchange ratio. The Olympic Board reviewed Heritage’s findings and the potential financial impact on the transaction. Olympic management shared its views on the veracity of Heritage’s diligence findings. At the end of the meeting, the Olympic Board advised PSC to attempt to negotiate a revised exchange ratio of 45.0x.
At the direction of the Olympic Board, PSC conveyed the updated 45.0x exchange ratio to Heritage and over the following days, Olympic and Heritage continued to share information and work towards the signing of the merger agreement.
On September 11, 2025, Barack Ferrazzano delivered to Otteson Shapiro a revised draft of the merger agreement with a placeholder for the exchange ratio.
On September 16, 2025, Otteson Shapiro delivered a further revised draft of the merger agreement, and representatives from both law firms discussed the remaining open items, which included the exchange ratio.
Following detailed discussions between management of Heritage and its advisors, on September 19, 2025, Heritage communicated through D.A. Davidson that it would accept the 45.0x exchange ratio and other minor adjustments in the merger agreement being made. The merger agreement and ancillary agreements were finalized during the week of September 22, 2025.
The Olympic Board met on September 22 and September 25, 2025, to review the proposed merger agreement and related ancillary agreements. Representatives of Otteson Shapiro also attended the meetings and reviewed with the Olympic Board its fiduciary duties and reviewed in detail the terms of the proposed definitive merger agreement and ancillary agreements, copies of which had been delivered to the directors in advance of the meetings. PSC reviewed the financial aspects of the proposed transaction and rendered to the Olympic Board its opinion (which was initially rendered verbally and confirmed in a written opinion, dated September 25, 2025) to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by PSC, as set forth in its opinion, the exchange ratio in the proposed merger was fair to the holders of Olympic’s capital stock from a financial point of view. For more information, see “Opinion of Olympic’s Financial Advisor” beginning on page 57, as well as the full text of PSC’s opinion which is attached as Appendix D to this joint proxy statement/prospectus.
After considering the proposed terms of the merger agreement and the various presentations of its advisors, and taking into consideration the matters discussed during the meeting, including those set forth under “The Merger—Olympic’s reasons for the merger and recommendation of the Olympic Board” the members of the Olympic Board then unanimously determined that the merger agreement and the merger were in the best interests of Olympic and its shareholders, authorized and approved the merger agreement and the merger, and recommended to Olympic’s shareholders that they approve and adopt the merger agreement.
On September 24, 2025, the Heritage Board met to review the proposed merger agreement and overall transaction. Heritage’s legal and financial advisors reviewed with the Heritage Board a substantially final, negotiated version of the merger agreement and related exhibits, including the final, negotiated version of the voting and support agreement to be entered into by directors and executive officers of Heritage, and a financial presentation prepared by D.A. Davidson providing an overview of Olympic and the financial terms of the proposed acquisition. The Heritage Board received copies of these materials in advance of the meeting.
Barack Ferrazzano described for the Heritage Board the fiduciary duties of directors in connection with the proposed transaction, which would require Heritage shareholder approval, and summarized the process undertaken by the Heritage Board to satisfy those duties. Barack Ferrazzano provided a comprehensive review of the proposed merger agreement and the ancillary agreements. Various provisions of the merger agreement were discussed and director questions regarding the merger agreement were asked and answered.

Representatives of D.A. Davidson presented a summary of the financial terms of the proposed merger, including the merger consideration, valuation multiples of the merger consideration compared to precedent transactions, pro forma analyses and transaction analyses. Representatives of D.A. Davidson presented the firm’s financial analysis, which included a review of the fairness opinion process. At the end of its presentation, D.A. Davidson delivered its oral opinion, which was subsequently confirmed in writing, to the effect that, as of September 24, 2025, and based on the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by D.A. Davidson as set forth in its opinion, the merger consideration to be paid to holders of Olympic capital stock in the merger is fair, from a financial point of view, to Heritage. For more information, see “Opinion of Heritage’s Financial Advisor” beginning on page 42, as well as the full text of D.A. Davidson’s opinion which is attached as Appendix C to this joint proxy statement/prospectus.
The Heritage Board engaged in a detailed and extensive discussion of the merger agreement, financial analyses and fairness opinion. Following extensive discussion, including consideration of the factors described under “Heritage’s reasons for the merger and recommendation of the Heritage Board,” the Heritage Board unanimously determined that the merger agreement and the transactions contemplated thereby, including the stock issuance, were in the best interests of Heritage and its shareholders and authorized Heritage’s management to execute and deliver the merger agreement.
On September 25, 2025, Heritage and Olympic executed the merger agreement and issued a joint press release announcing the transaction.
Heritage’s reasons for the merger and recommendation of the Heritage Board
The Heritage Board believes that the merger, including the issuance of Heritage common stock pursuant to the merger agreement, is advisable to its shareholders. Accordingly, the Heritage Board has approved the merger agreement and recommends that Heritage’s common shareholders vote “FOR” the approval of the issuance of Heritage common stock pursuant to the merger agreement as required by the Nasdaq listing rules.
In deciding to approve the merger agreement, including the issuance of Heritage common stock pursuant to the merger agreement, the Heritage Board, after consulting with its management as well as its legal and financial advisors, considered a number of factors, including the following, which are not presented in order of priority:
•management’s view that the acquisition of Olympic provides an attractive opportunity to enhance Heritage’s existing deposit and commercial banking presence in the northwest Washington state region;
•a review of the expected financial impact of the acquisition of Olympic, and the expectation that it should increase Heritage’s earnings and enhance other important financial metrics which should drive a higher share price for Heritage common stock;
•Olympic’s complementary relationship-oriented community banking model, and its compatibility with Heritage;
•a review of the demographic, economic and financial characteristics of the markets in which Olympic operates, including existing and potential competition and history of the market area with respect to financial institutions;
•management’s review of Olympic’s business, operations, earnings and financial condition, including its management, capital levels and strong asset quality;
•anticipated efficiencies to come from integrating certain of Olympic’s operations into Heritage’s existing operations;
•the ability of Heritage to use its common stock as consideration;
•its review and discussions among Heritage’s legal and financial advisors, concerning the due diligence investigation of Olympic;
•management’s expectation that Heritage will retain its strong capital position upon consummation of the transaction;
•the opportunity to build a greater recognition and awareness of the Heritage brand;
•the Heritage Board’s review with its legal advisors of the exclusivity and termination provisions of the merger agreement and the $7.0 million termination fee payable by Olympic in the event that the merger agreement is terminated under certain specified circumstances;
•the financial presentation and fairness opinion, dated September 24, 2024, of D.A. Davidson, Heritage’s financial advisor, to the Heritage Board, to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by D.A. Davidson as set forth in its opinion, the merger consideration to be paid by Heritage in the merger pursuant to the merger agreement was fair, from a financial point of view, to Heritage, as more fully described under “Opinion of Heritage’s Financial Advisor” beginning on page 42;
•the similarity between Olympic’s and Heritage’s management philosophies, approaches and commitments to the communities, customers and shareholders they each serve and their respective employees; and
•the terms of the merger agreement, including the expected tax treatment and termination fee provisions, which it reviewed with Heritage’s outside legal and financial advisors.
The Heritage Board also considered potential risks relating to the merger, including but not limited to the following:
•the need to obtain regulatory approvals to consummate the merger;
•the dilution to current Heritage shareholders from the issuance of additional shares of Heritage common stock pursuant to the merger agreement;
•the potential for diversion of management and employee attention, and for employee attrition, during the period prior to the consummation of the merger and the potential effect on Heritage’s business and relations with customers, service providers and other stakeholders, whether or not the merger is consummated;
•expected benefits and synergies sought in the merger, including cost savings and Heritage’s ability to successfully market its products and services to Olympic’s customers, may not be realized within the expected time period, or at all;
•the challenges of integrating the businesses, operations and employees of Heritage and Olympic;
•certain anticipated merger-related costs and the fact that Heritage expects to incur a number of nonrecurring costs in connection with the merger, even if the merger is not ultimately consummated, including a potential $7.0 million termination fee payable by Heritage if the merger agreement is terminated under certain circumstances;
•the potential for legal claims challenging the merger; and
•the other risks described in the section entitled “Risk Factors” beginning on page 18 and the risks of investing in Heritage common stock identified in the Risk Factors sections of Heritage’s periodic reports filed with the SEC and incorporated by reference herein.
The foregoing discussion of the information and factors considered by the Heritage Board is not intended to be exhaustive, but to include a description of material factors considered by the Heritage Board. In reaching its decision to approve the merger agreement and the transactions contemplated therein, including the merger and the issuance of Heritage common stock pursuant to the merger agreement, the Heritage Board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Heritage Board considered all these factors as a whole, including discussions with, and questioning of, Heritage’s management and Heritage’s independent financial and legal advisors and overall considered the factors to be favorable to, and to support, its determination.
The Heritage Board unanimously recommends that Heritage shareholders vote “FOR” the approval of the Heritage stock issuance proposal and “FOR” the approval of the Heritage adjournment proposal.
This summary of the reasoning of the Heritage Board and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Special Notes Concerning Forward-Looking Statements.”
Opinion of Heritage’s financial advisor
On August 6, 2025, Heritage entered into an engagement agreement with D.A. Davidson to render financial advisory and investment banking services to Heritage. As part of its engagement, D.A. Davidson agreed to assist Heritage in analyzing, structuring, negotiating and, if appropriate, effecting a transaction between Heritage and Olympic. D.A. Davidson also agreed to provide the Heritage Board with an opinion as to the fairness, from a financial point of view, to Heritage of the merger consideration in the proposed merger. Heritage engaged D.A. Davidson because D.A. Davidson is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with Heritage and its business. As part of its investment banking business, D.A. Davidson is continually engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.
On September 24, 2025, the Heritage Board held a meeting to evaluate the proposed merger. At this meeting, D.A. Davidson reviewed the financial aspects of the proposed merger and rendered an opinion to the Heritage Board that, as such date and based upon and subject to assumptions made, procedures followed, matters considered and limitations on the review undertaken, the merger consideration to be paid to holders of Olympic capital stock in the proposed merger is fair, from a financial point of view, to Heritage.
The full text of D.A. Davidson’s written opinion, dated September 24, 2025, is attached as Appendix C to this joint proxy statement/prospectus and is incorporated herein by reference. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion. Heritage’s shareholders are urged to read the opinion in its entirety.
D.A. Davidson’s opinion speaks only as of the date of the opinion and D.A. Davidson undertakes no obligation to revise or update its opinion. The opinion is directed to the Heritage Board and addresses only the fairness, from a financial point of view, to Heritage of the merger consideration in the proposed merger. The opinion does not address, and D.A. Davidson does not express a view or opinion with respect to, (i) the underlying business decision of Heritage to engage in the merger, (ii) the relative merits or effect of the merger as compared to any alternative business transactions or strategies that may be or may have been available to or contemplated by Heritage or the Heritage Board, or (iii) any legal, regulatory, accounting, tax or similar matters relating to Heritage, its shareholders or relating to or arising out of the merger. The opinion does not express a view or opinion as to any terms or other aspects of the merger, except for the merger consideration. Heritage and Olympic determined the merger consideration through the negotiation process. The opinion does not express any view as to the amount or nature of the compensation to any of Heritage’s or Olympic’s officers, directors or employees, or any class of such persons, relative to the merger consideration, or with respect to the fairness of any such compensation. The opinion has been reviewed and approved by D.A. Davidson’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.
D.A. Davidson has reviewed the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part and consented to the inclusion of its opinion to the Heritage Board as Appendix C to this joint proxy statement/prospectus and to the references to D.A. Davidson and its opinion contained herein. A copy of the consent of D.A. Davidson is attached as Exhibit 23.3 to the registration statement on Form S-4.
In connection with rendering its opinion, D.A. Davidson reviewed, among other things, the following:
•a draft of the merger agreement, dated September 19, 2025;
•certain financial statements and other historical financial and business information about Heritage and Olympic made available to D.A. Davidson from published sources and/or from the internal records of Heritage and Olympic that D.A. Davidson deemed relevant;
•certain publicly available analyst earnings estimates for Heritage for the years ended December 31, 2025 and December 31, 2026, and a 5.00% estimated long-term growth rate for the years thereafter, in each case as discussed with and confirmed by, senior management of Heritage;
•certain financial projections for Olympic for the years ended December 31, 2025 and December 31, 2026, and a 5.00% estimated long-term growth rate for the years thereafter, in each case as discussed with and confirmed by, senior management of Heritage;
•a comparison of the financial and operating performance of Heritage and Olympic with publicly available information concerning certain other companies that D.A. Davidson deemed relevant;
•a comparison of the proposed financial terms of the merger with the publicly available financial terms of certain other transactions that D.A. Davidson deemed relevant;
•a comparison of the current and historical market prices and trading activity of Heritage common stock with that of certain other publicly-traded companies that D.A. Davidson deemed relevant;
•the pro forma financial effects of the merger, taking into consideration the amounts and timing of transaction costs, earnings estimates, potential cost savings, and other financial and accounting considerations in connection with the merger, in each case as prepared by or at the direction of senior management of Heritage, as approved for D.A. Davidson’s use by Heritage;
•the implied valuations derived by discounting future cash flows and a terminal value of each of Olympic and Heritage based upon the financial projections and estimates for Heritage and Olympic referred to above and certain other financial forecasts for Heritage and Olympic (such forecasts discussed with and approved for D.A. Davidson’s use by senior management of Heritage) at discount rates that D.A. Davidson deemed appropriate; and
•other such financial studies, analyses, investigations, economic and market information that D.A. Davidson considered relevant including discussions with the respective senior managements and other representatives and advisors of Heritage and Olympic concerning the business, financial condition, results of operations and prospects of Heritage and Olympic.
In arriving at its opinion, D.A. Davidson assumed and relied upon the accuracy and completeness of all information that was publicly available or supplied or otherwise made available to, discussed with or reviewed by or for D.A. Davidson. D.A. Davidson did not independently verify, and did not assume responsibility for independently verifying, such information or its accuracy or completeness. D.A. Davidson relied on the assurances of senior management of Heritage and senior management of Olympic that they are not aware of any facts or circumstances that would make any of such information, forecasts or estimates inaccurate or misleading. D.A. Davidson did not undertake an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Heritage or Olympic. In addition, D.A. Davidson did not assume any obligation to conduct, nor did D.A. Davidson conduct any physical inspection of the properties or facilities of Heritage or Olympic and has not been provided with any reports of such physical inspections. D.A. Davidson assumed that there has been no material change in Heritage’s or Olympic’s business, assets, financial condition, results of operations, cash flows, or prospects since the date of the most recent financial statements provided to D.A. Davidson.
With respect to the financial projections and estimates (including information relating to the amounts and timing of merger costs, cost savings, and revenue enhancements) provided to or otherwise reviewed by or for or discussed with D.A. Davidson, D.A. Davidson was advised by senior management of Heritage and senior management of Olympic that such projections and estimates were reasonably prepared on bases reflecting (or in the case of publicly available analyst earnings estimates for Heritage were reasonable estimates consistent with) the best currently available estimates and good faith judgments of senior management of Heritage and senior management of Olympic as to the future financial performance of Heritage and Olympic and the other matters covered thereby, and that the financial results reflected in such projections and estimates will be realized in the amounts and at the times projected. D.A. Davidson did not assume responsibility for and did not express an opinion as to these projections and estimates or the assumptions on which they were based. D.A. Davidson relied on the assurances of senior management of Heritage and senior management of the Olympic that they were not aware of any facts or circumstances that would make any of such information, projections or estimates inaccurate or misleading.
D.A. Davidson is not an expert in the evaluation or appraisal of loan and lease portfolios, classified loans, other real estate owned or assess the adequacy of the allowance for credit with respect thereto, and D.A. Davidson did not make an independent evaluation or appraisal thereof, or of any other specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Heritage or Olympic or any of their respective subsidiaries. D.A. Davidson did not review any individual loan or credit files relating to Heritage or Olympic. D.A. Davidson assumed that the respective allowances for loan losses for both Heritage and Olympic are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. D.A. Davidson did not make an independent evaluation of the quality of Heritage’s or Olympic’s deposit base, nor did D.A. Davidson independently evaluate potential deposit concentrations or the deposit composition of Heritage or Olympic. D.A. Davidson did not make an independent evaluation of the quality of Heritage’s or Olympic’s investment securities portfolio, nor did D.A. Davidson independently evaluate potential concentrations in the investment securities portfolio of Heritage or Olympic.
D.A. Davidson assumed that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct in all respects material to D.A. Davidson’s analysis, and that the merger will be consummated in accordance with the terms of the merger agreement, without waiver, modification, or amendment of any term, condition or covenant thereof the effect of which would be in any respect material to D.A. Davidson’s analysis. D.A. Davidson also assumed that all material governmental, regulatory or other consents, approvals, and waivers necessary for the consummation of the merger will be obtained without any material adverse effect on Heritage or the contemplated benefits of the merger. D.A. Davidson assumes that the executed merger agreement did not differ in any material respected from the draft merger agreement, dated September 19, 2025, reviewed by D.A. Davidson. In addition, D.A. Davidson assumed that the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes and that there will be no adjustment to the merger consideration.
D.A. Davidson assumed in all respects material to its analysis that Heritage and Olympic will remain as going concerns for all periods relevant to its analysis. D.A. Davidson’s opinion was necessarily based upon information available to D.A. Davidson and economic, market, financial and other conditions as they exist and can be evaluated on the date the fairness opinion letter was delivered to the Heritage Board.

D.A. Davidson did not express a view as to, and D.A. Davidson’s opinion did not address, the relative merits of the merger as compared to any alternative business transactions or strategies, or whether such alternative transactions or strategies could be achieved or are available. In addition, D.A. Davidson’s opinion did not address any legal, regulatory, tax or accounting matters, as to which D.A. Davidson understood that Heritage obtained such advice as it deemed necessary from qualified professionals.
D.A. Davidson did not express an opinion as to the actual value of Heritage’s common stock when issued in the merger or the prices at which Heritage’s common will trade following announcement of the merger or at any future time.
D.A. Davidson did not evaluate the solvency or fair value of Heritage or Olympic under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. D.A. Davidson’s opinion is not a solvency opinion and does not in any way address the solvency or financial condition of Heritage or Olympic. D.A. Davidson did not express any opinion as to the impact of the merger on the solvency or viability of Heritage or Olympic or the ability of Heritage or Olympic to pay their respective obligations when they come due.
Set forth below is a summary of the material financial analyses performed by D.A. Davidson in connection with rendering its opinion. The summary of the analyses of D.A. Davidson set forth below is not a complete description of the analysis underlying its opinion, and the order in which these analyses are described below is not indicative of any relative weight or importance given to those analyses by D.A. Davidson. The following summaries of financial analyses include information presented in tabular format. You should read these tables together with the full text of the summary financial analyses, as the tables alone are not a complete description of the analyses.
Unless otherwise indicated, the following quantitative information, to the extent it is based on market data, is based on market data as of September 22, 2025, and is not necessarily indicative of market conditions after such date.
Implied Valuation Multiples for Olympic based on the Merger Consideration
D.A. Davidson reviewed the financial terms of the proposed merger. As described in the merger agreement, each share of Olympic capital stock will be converted into the right to receive 45.0 shares of Heritage common stock. The terms and conditions of the merger are more fully described in the merger agreement. For purposes of the financial analyses described below, based on the closing price of Heritage common stock on September 22, 2025, of $24.58, the merger consideration represented an implied value of $1,106.10 per share of Olympic capital stock. Based upon financial information as of or for the twelve-month or three-month period ended June 30, 2025 and other financial and market information described below, D.A. Davidson calculated the following implied transaction ratios:

Implied Valuation Multiples
	Per Share	Aggregate
Price / Q2 2025 Last Twelve Months Net Income (1)	17.9x	17.9x
Price / Q2 2025 Annualized Net Income (2)	19.7x	19.7x
Price / 2025E Net Income (3)	20.3x	20.3x
Price / 2026E Net Income (3)	16.9x	16.9x
Price / Book Value	132%	132%
Price / Tangible Book Value	151%	151%
Price / Tangible Book Value (Excluding Accumulated Other Comprehensive Income)	103%	103%
Tangible Book Premium / Core Deposits (4)	—	4.5%
__________________
(1) Q2 2025 last twelve months earnings adjusted to exclude gain/loss on securities, reversal of legal expense and employee retention tax credit
(2) Q2 2025 adjusted to exclude reversal of legal expense and employee retention tax credit
(3) Financial projections for Olympic in 2025 and 2026, as discussed with and approved for D.A. Davidson’s use by Heritage
(4) Core deposits equals total deposits less time deposits greater than $250,000

Stock Price Performance of Heritage
D.A. Davidson reviewed the history of the reported trading prices and volume of Heritage common stock and certain stock indices, including the Russell 2000 and the KRE Index. D.A. Davidson compared the stock price performance of Heritage with the performance of the Russell 2000 and the KRE Index as follows:

Last Twelve Months Stock Performance
	Beginning Value on 9/20/2024	Ending Value on 9/22/2025
Russell 2000	100.0%	110.6%
KRE	100.0%	111.2%
Heritage	100.0%	110.3%

Last Three Years Stock Performance
	Beginning Value on 9/22/2022	Ending Value on 9/22/2025
Russell 2000	100.0%	143.0%
KRE	100.0%	104.7%
Heritage	100.0%	89.4%
Note: KRE denotes S&P SPDR Regional Banking ETF
Heritage Comparable Companies Analysis
D.A. Davidson used publicly available information to compare selected financial and market trading information for Heritage and a group of 14 financial institutions selected by D.A. Davidson which: (i) had their common stock listed on the NYSE or Nasdaq; (ii) were headquartered in Arizona, California, Colorado, Idaho, Montana, Nevada, New Mexico, Oregon, Utah, Washington and Wyoming; (iii) had assets between $3.0 billion and $20.0 billion; and (iv) were not pending merger targets, banks with a significant fintech component or ethnic-focused banks. The 14 financial institutions were as follows:

Bank of Marin Bancorp	Five Star Bancorp
Banner Corporation	FS Bancorp, Inc.
California BanCorp.	Heritage Commerce Corp
Community West Bancshares	National Bank Holdings Corporation
CVB Financial Corp.	Sierra Bancorp
First Western Financial, Inc.	TriCo Bancshares
FirstSun Capital Bancorp	Westamerica Bancorporation
Note: Does not reflect impact from pending acquisitions or acquisitions closed after June 30, 2025
The analysis compared the financial condition and market performance of Heritage and the 14 financial institutions identified above based on publicly available financial and market trading information for Heritage and the 14 financial institutions as of and for the twelve-month or three-month period ended June 30, 2025. The analysis also compared the 2025 and 2026 earnings per share multiples for Heritage and the 14 financial institutions identified above based on publicly available consensus Street estimates for Heritage and the 14 financial institutions. The table below shows the results of this analysis (excluding the impact of earnings per share multiples considered not meaningful by D.A. Davidson).

Financial Condition and Performance
		Comparable Companies
	Heritage	Median	Average	Low	High
Total Assets (in millions)	$7,071	$4,940	$6,939	$3,027	$16,437
Loan / Deposit Ratio	83%	85%	81%	16%	102%
Non-Performing Assets / Total Assets	0.11%	0.37%	0.40%	0.05%	0.87%
Tangible Common Equity Ratio	9.44%	9.90%	9.92%	7.59%	14.03%
Accumulated Other Comprehensive Income (in millions)	$(37)	$(32)	$(70)	$(268)	$(1)
Net Interest Margin (Most Recent Quarter)	3.51%	3.87%	3.74%	2.67%	4.61%
Cost of Deposits (Most Recent Quarter)	1.40%	1.50%	1.64%	0.25%	3.03%
Efficiency Ratio (Most Recent Quarter)	65%	60%	59%	39%	79%
Return on Average Assets (Most Recent Quarter)	0.70%	1.15%	1.00%	-0.92%	1.93%
Return on Average Tangible Common Equity (Most Recent Quarter)	7.85%	12.18%	10.14%	-9.19%	14.62%

Market Performance Multiples
		Comparable Companies
	Heritage	Median	Average	Low	High
Market Capitalization (in millions)	$835	$665	$995	$222	$2,711
Price Change (Last Twelve Months)	10%	5%	4%	-10%	20%
Price Change (Year-to-Date)	0%	4%	3%	-8%	17%
Price / Most Recent Quarter Earnings Per Share	17.1x	12.2x	13.4x	9.7x	25.4x
Price / Last Twelve Months Earnings Per Share	17.2x	13.3x	13.8x	9.9x	19.9x
Price / 2025E Earnings Per Share (1)	13.2x	12.1x	14.0x	10.0x	39.8x
Price / 2026E Earnings Per Share (1)	10.6x	11.3x	11.1x	9.2x	13.0x
Price / Tangible Book Value Per Share	129%	142%	138%	98%	185%
Price / Tangible Book Value Per Share (Excluding Accumulated Other Comprehensive Income)	122%	129%	127%	97%	165%
Dividend Yield (Most Recent Quarter)	3.91%	3.19%	3.34%	2.24%	5.13%
Three-Month Average Daily Trading Volume (shares)	173,803	117,971	194,340	16,990	793,337
Three-Month Average Daily Trading Volume (in thousands)	$4,272	$3,432	$5,476	$706	$15,605
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Note: Bank-level financials wherever consolidated holding company unavailable
(1)Earnings per share estimates based on average Street EPS estimates
Olympic Comparable Companies Analysis
D.A. Davidson used publicly available information to compare selected financial and market trading information for Olympic and a group of 12 financial institutions selected by D.A. Davidson which: (i) had their common stock listed on the NYSE or Nasdaq; (ii) were headquartered in Arizona, California, Colorado, Idaho, Montana, Nevada, New Mexico, Oregon, Utah, Washington or Wyoming; (iii) had assets between $1.0 billion and $3.0 billion; and (iv) were not pending merger targets, banks with a significant fintech component or ethnic-focused banks. These 12 financial institutions were as follows:

Avidbank Holdings, Inc.	Provident Financial Holdings
BayCom Corp	Riverview Bancorp, Inc.
Eagle Bancorp Montana, Inc.	Sound Financial Bancorp, Inc.
First Northwest Bancorp	Summit State Bank
Oak Valley Bancorp	Timberland Bancorp, Inc.
Plumas Bancorp	United Security Bancshares
Note: Does not reflect impact from pending acquisitions or acquisitions closed after June 30, 2025
The analysis compared the financial condition and market performance of Olympic and the 12 financial institutions identified above based on publicly available financial and market trading information for Olympic and the 12 financial institutions as of and for the twelve-month or three-month period ended June 30, 2025. The analysis also compared the 2025 and 2026 earnings per share multiples for the 12 financial institutions identified above based on publicly available consensus Street estimates for the 12 financial institutions. The table below shows the results of this analysis (excluding the impact of earnings per share multiples considered not meaningful by D.A. Davidson).

Financial Condition and Performance
		Comparable Companies
	Olympic	Median	Average	Low	High
Total Assets (in millions)	$1,694	$1,775	$1,743	$1,032	$2,622
Loan / Deposit Ratio	69%	91%	91%	65%	118%
Non-Performing Assets / Total Assets	0.01%	0.28%	0.47%	0.00%	1.33%
Tangible Common Equity Ratio	6.96%	9.73%	9.67%	6.77%	12.42%
Accumulated Other Comprehensive Income (in millions)	$(55)	$(12)	$(15)	$(45)	$0
Net Interest Margin (Most Recent Quarter)	3.40%	3.72%	3.69%	2.78%	4.83%
Cost of Deposits (Most Recent Quarter)	1.09%	1.66%	1.69%	0.67%	2.77%
Efficiency Ratio (Most Recent Quarter)	66%	65%	68%	54%	88%
Return on Average Assets (Most Recent Quarter)	1.22%	0.86%	0.90%	0.33%	1.56%
Return on Average Tangible Common Equity (Most Recent Quarter)	15.19%	9.97%	9.36%	3.70%	13.91%

Market Performance Multiples
		Comparable Companies
	Olympic	Median	Average	Low	High
Market Capitalization (in millions)	—	$152	$183	$64	$321
Price Change (Last Twelve Months)	—	9%	9%	-31%	41%
Price Change (Year-to-Date)	—	-3%	4%	-28%	57%
Price / Most Recent Quarter Earnings Per Share	—	10.5x	12.2x	4.4x	21.5x
Price / Last Twelve Months Earnings Per Share	—	12.2x	13.3x	8.4x	21.5x
Price / 2025E Earnings Per Share (1)	—	11.9x	14.1x	8.8x	25.8x
Price / 2026E Earnings Per Share (1)	—	9.1x	11.0x	6.8x	20.6x
Price / Tangible Book Value Per Share	—	106%	102%	47%	138%
Price / Tangible Book Value Per Share (Excluding Accumulated Other Comprehensive Income)	—	97%	94%	39%	124%
Dividend Yield (Most Recent Quarter)	—	2.99%	2.93%	1.55%	4.93%
Three-Month Average Daily Trading Volume (shares)	—	20,567	32,962	6,576	119,853
Three-Month Average Daily Trading Volume (in thousands)	—	$566	$531	$103	$907
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Note: Bank-level financials wherever consolidated holding company unavailable
(1)Earnings per share estimates based on average Street EPS estimates
Precedent Merger and Acquisition Transactions Analysis
D.A. Davidson evaluated two groups of precedent merger and acquisition transactions. The sets of mergers and acquisitions included: (1) “Western U.S.” and (2) “Nationwide.”
“Western U.S. Transactions” included 10 transactions where:
•the selling company was a bank or bank holding company headquartered in Arizona, California, Colorado, Idaho, Montana, Nevada, New Mexico, Oregon, Utah, Washington or Wyoming;
•the transaction was announced between January 1, 2021 and September 22, 2025;
•the selling company’s total assets were between $1.0 billion and $3.0 billion;
•the transaction’s pricing information was publicly available; and
•the transaction was not a merger of equals.
“Nationwide Transactions” included 27 transactions where:
•the selling company was a bank or bank holding company headquartered in the United States;
•the transaction was announced between January 1, 2024 and September 22, 2025;
•the selling company’s total assets were between $1.0 billion and $3.0 billion;
•the transaction’s pricing information was publicly available; and
•the transaction was not a merger of equals.

The following tables set forth the transactions included in “Western U.S. Transactions” and “Nationwide Transactions,” and are sorted by announcement date:

Western U.S. Transactions
Announcement Date	Acquirer	Target
1/13/2025	Glacier Bancorp, Inc.	Bank of Idaho Holding Company
5/20/2024	West Coast Community Bancorp	1st Capital Bancorp
1/11/2024	Global Federal Credit Union	First Financial Northwest Bank
10/10/2023	Central Valley Community Bancorp	Community West Bancshares
4/01/2022	National Bank Holdings Corporation	Bancshares of Jackson Hole, Inc.
7/27/2021	CVB Financial Corp.	Suncrest Bank
7/27/2021	TriCo Bancshares	Valley Republic Bancorp
6/23/2021	Columbia Banking System, Inc.	Bank of Commerce Holdings
4/26/2021	Enterprise Financial Services Corp	First Choice Bancorp
3/22/2021	Banc of California, Inc.	Pacific Mercantile Bancorp

Nationwide Transactions
Announcement Date	Acquirer	Target
9/15/2025*	National Bank Holdings Corporation	Vista Bancshares Inc.
9/02/2025*	Equity Bancshares, Inc.	Frontier Holdings, LLC**
8/19/2025*	TowneBank	Dogwood State Bank
8/11/2025*	First Financial Bancorp.	BankFinancial Corporation
7/18/2025*	Prosperity Bancshares, Inc.	American Bank Holding Corporation**
7/18/2025*	Bank First Corporation	Centre 1 Bancorp, Inc.
7/01/2025*	Investar Holding Corporation	Wichita Falls Bancshares, Inc.
6/23/2025*	First Financial Bancorp.	Westfield Bancorp
6/05/2025*	NB Bancorp, Inc.	Provident Bancorp, Inc.
4/03/2025	TowneBank	Old Point Financial Corporation
3/31/2025	FB Financial Corporation	Southern States Bancshares, Inc.
3/17/2025*	MetroCity Bankshares, Inc.	First IC Corporation
2/25/2025	Old Second Bancorp, Inc.	Bancorp Financial, Inc.
1/13/2025	Glacier Bancorp, Inc.	Bank of Idaho Holding Company
1/10/2025	CNB Financial Corporation	ESSA Bancorp, Inc.
12/17/2024	Northwest Bancshares, Inc.	Penns Woods Bancorp, Inc.
9/16/2024	EverBank Financial Corp	Sterling Bank and Trust, FSB
9/10/2024	Camden National Corporation	Northway Financial, Inc.
9/09/2024	NBT Bancorp Inc.	Evans Bancorp, Inc.
7/29/2024	German American Bancorp, Inc.	Heartland BancCorp
7/25/2024	ChoiceOne Financial Services, Inc.	Fentura Financial, Inc.
5/20/2024	West Coast Community Bancorp	1st Capital Bancorp
5/15/2024	Alerus Financial Corporation	HMN Financial, Inc.
5/10/2024	United Bankshares, Inc.	Piedmont Bancorp, Inc.
4/29/2024	Hope Bancorp, Inc.	Territorial Bancorp Inc.
4/15/2024	Wintrust Financial Corporation	Macatawa Bank Corporation
1/11/2024	Global Federal Credit Union	First Financial Northwest Bank
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*Indicates the transaction was pending as of September 22, 2025
**Indicates target is S-corp. All financials and price / earnings per share adjusted for after-tax equivalent

For each transaction referred to above, D.A. Davidson compared, among other things, the following implied ratios:
•transaction price compared to tangible book value on an aggregate basis and excluding accumulated other comprehensive income, based on the latest publicly available financial statements of the target company prior to the announcement of the transaction;
•transaction price compared to earnings per share for the last twelve months, based on the latest publicly available financial statements of the target company prior to the announcement of the transaction;
•tangible book premium to core deposits based on the latest publicly available financial statements of the target company prior to the announcement of the transaction.
D.A. Davidson compared the multiples of the comparable transaction groups and other operating financial data where relevant to the proposed merger multiples and other operating financial data of Heritage as of or for the three-month period ended June 30, 2025. The table below sets forth the results of this analysis.

Financial Condition and Performance
		Western U.S.				Nationwide
	Olympic	Median	Average	Minimum	Maximum	Median	Average	Minimum	Maximum
Total Assets (in millions)	$1,694	$1,449	$1,538	$1,015	$2,501	$1,757	$1,849	$1,015	$2,851
Return on Average Assets (Last Twelve Months)	0.43%	1.06%	0.97%	0.35%	1.51%	0.76%	0.82%	0.14%	2.10%
Return on Average Equity (Last Twelve Months)	5.68%	10.37%	10.06%	5.45%	15.79%	8.21%	8.66%	1.23%	18.50%
Tangible Common Equity Ratio	6.96%	9.18%	8.71%	6.43%	9.98%	9.39%	9.07%	4.92%	15.06%
Non-Performing Assets / Total Assets	0.01%	0.18%	0.45%	0.08%	2.53%	0.20%	0.35%	0.00%	2.02%

Transaction Multiples
		Western U.S.				Nationwide
	Olympic	Median	Average	Minimum	Maximum	Median	Average	Minimum	Maximum
Transaction Price / Tangible Book Value (Aggregate)	151%	159%	158%	89%	209%	142%	143%	32%	242%
Transaction Price / Tangible Book Value (Excluding AOCI)	103%	165%	153%	65%	197%	131%	128%	31%	219%
Transaction Price / Last Twelve Months EPS	17.9x	17.3x	17.6x	10.9x	29.2x	16.7x	18.7x	11.6x	38.7x
Tangible Book Premium / Core Deposits (1)	4.5%	7.6%	8.5%	5.3%	12.5%	7.8%	8.0%	0.8%	15.7%
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Note: AOCI is abbreviation for accumulated other comprehensive income
(1)Core deposits exclude time deposits with account balances greater than $250,000. Tangible book premium / core deposits calculated by dividing the excess or deficit of the merger consideration over tangible book value by core deposits
Net Present Value Analysis for Olympic
D.A. Davidson performed an analysis that estimated the implied net present value per share of Olympic capital stock under various circumstances. The analysis assumed: (i) Olympic performed in accordance with financial projections for the years ending December 31, 2025 and December 31, 2026, and (ii) a 5.00% estimated long-term growth rate for the years thereafter, as discussed with and confirmed for D.A. Davidson’s use by Heritage management. To approximate the terminal value of Olympic capital stock at December 31, 2030, D.A. Davidson applied price to earnings multiples of 10.0x to 20.0x and multiples of tangible book value ranging from 120.0% to 170.0%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 11.00% to 17.00% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Olympic’s capital stock. In evaluating the discount rate of 13.94%, D.A. Davidson used industry standard methods of adding the current risk-free rate, which is based on the 10-year U.S. Treasury yield, plus the published Kroll Cost of Capital Navigator Equity Risk Premium and plus the published Kroll Cost of Capital Navigator Size Premium.

At the September 24, 2025 Heritage Board meeting, D.A. Davidson noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.
As illustrated in the following tables, the analysis indicates a range of $383.75 to $953.48 per share of Olympic capital stock when applying price to earnings multiples to the financial projections and $576.75 to $1,056.99 per share of Olympic capital stock when applying multiples of tangible book value to the financial projections.

	Earnings Per Share Multiple
Discount Rate	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
11.00%	$504.60	$594.38	$684.15	$773.93	$863.70	$953.48
12.00%	$481.51	$566.96	$652.41	$737.86	$823.31	$908.76
13.00%	$459.71	$541.08	$622.44	$703.81	$785.18	$866.54
14.00%	$439.10	$516.62	$594.13	$671.64	$749.16	$826.67
15.00%	$419.62	$493.50	$567.37	$641.24	$715.12	$788.99
16.00%	$401.19	$471.63	$542.06	$612.50	$682.93	$753.36
17.00%	$383.75	$450.93	$518.12	$585.30	$652.48	$719.66

	Tangible Book Value Per Share Multiple
Discount Rate	120.0%	130.0%	140.0%	150.0%	160.0%	170.0%
11.00%	$762.50	$821.40	$880.30	$939.20	$998.10	$1,056.99
12.00%	$726.99	$783.05	$839.11	$895.17	$951.23	$1,007.29
13.00%	$693.46	$746.84	$800.22	$853.60	$906.98	$960.36
14.00%	$661.78	$712.63	$763.49	$814.34	$865.19	$916.05
15.00%	$631.84	$680.31	$728.77	$777.24	$825.71	$874.17
16.00%	$603.53	$649.74	$695.95	$742.16	$788.37	$834.58
17.00%	$576.75	$620.83	$664.90	$708.98	$753.05	$797.13
D.A. Davidson also considered and discussed with the Heritage Board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, D.A. Davidson performed a similar analysis assuming Olympic estimated earnings per share in 2030 varied from 20.00% above projections to 20.00% below projections. As illustrated in the following table, the analysis resulted in the following range of and $362.57 to $984.48 per share of Olympic capital stock, using price to earnings multiples of 10.0x to 20.0x and a discount rate of 13.94%.

	Earnings Per Share Multiple
Variance to 2030 EPS	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
20.00%	$518.05	$611.33	$704.62	$797.90	$891.19	$984.48
15.00%	$498.61	$588.01	$677.41	$766.81	$856.21	$945.61
10.00%	$479.18	$564.69	$650.20	$735.71	$821.22	$906.74
5.00%	$459.74	$541.37	$622.99	$704.62	$786.24	$867.87
0.00%	$440.31	$518.05	$595.78	$673.52	$751.26	$829.00
-5.00%	$420.87	$494.72	$568.58	$642.43	$716.28	$790.13
-10.00%	$401.44	$471.40	$541.37	$611.33	$681.30	$751.26
-15.00%	$382.00	$448.08	$514.16	$580.24	$646.31	$712.39
-20.00%	$362.57	$424.76	$486.95	$549.14	$611.33	$673.52
Net Present Value Analysis for Heritage
D.A. Davidson performed an analysis that estimated the implied net present value per share of Heritage common stock under various circumstances. The analysis assumed: (i) Heritage performed in accordance with publicly available analyst earnings estimates for the years ending December 31, 2025 and December 31, 2026; and (ii) a

5.00% estimated long-term growth rate for the years thereafter, as discussed with and approved for D.A. Davidson’s use by Heritage. To approximate the terminal value of Heritage common stock at December 31, 2030, D.A. Davidson applied price to earnings multiples of 10.0x to 15.0x and multiples of tangible book value ranging from 100.0% to 200.0%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 8.00% to 14.00% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Heritage’s common stock. In evaluating the discount rate of 10.65%, D.A. Davidson used industry standard methods of adding the current risk-free rate, which is based on the 10-year U.S. Treasury yield, plus the published Kroll Cost of Capital Navigator Equity Risk Premium and plus the published Kroll Cost of Capital Navigator Size Premium.
At the September 24, 2025 Heritage Board meeting, D.A. Davidson noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.
As illustrated in the following tables, the analysis indicates a range of $17.41 to $32.05 per share of Heritage common stock when applying price to earnings multiples to the financial projections and $17.00 to $40.16 per share of Heritage common stock when applying multiples of tangible book value to the financial projections.

	Earnings Per Share Multiple
Discount Rate	10.0x	11.0x	12.0x	13.0x	14.0x	15.0x
8.00%	$22.83	$24.67	$26.52	$28.36	$30.21	$32.05
9.00%	$21.79	$23.54	$25.30	$27.05	$28.81	$30.56
10.00%	$20.81	$22.48	$24.15	$25.82	$27.49	$29.15
11.00%	$19.89	$21.48	$23.06	$24.65	$26.24	$27.83
12.00%	$19.02	$20.53	$22.04	$23.55	$25.06	$26.57
13.00%	$18.19	$19.63	$21.07	$22.51	$23.95	$25.39
14.00%	$17.41	$18.79	$20.16	$21.53	$22.90	$24.27

	Tangible Book Value Per Share Multiple
Discount Rate	100.0%	120.0%	140.0%	160.0%	180.0%	200.0%
8.00%	$22.26	$25.84	$29.42	$33.00	$36.58	$40.16
9.00%	$21.26	$24.66	$28.06	$31.46	$34.86	$38.27
10.00%	$20.31	$23.54	$26.78	$30.01	$33.25	$36.48
11.00%	$19.41	$22.49	$25.56	$28.64	$31.72	$34.80
12.00%	$18.56	$21.49	$24.42	$27.35	$30.28	$33.21
13.00%	$17.76	$20.55	$23.34	$26.13	$28.92	$31.71
14.00%	$17.00	$19.66	$22.31	$24.97	$27.63	$30.29
D.A. Davidson also considered and discussed with the Heritage Board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, D.A. Davidson performed a similar analysis assuming Heritage estimated earnings per share in 2030 varied from 20.00% above projections to 20.00% below projections. As illustrated in the following table, the analysis resulted in the following range of $16.98 to $33.13 per share for Heritage common stock, using price to earnings multiples of 10.0x to 15.0x and a discount rate of 10.65%.

	Earnings Per Share Multiple
Variance to 2030 EPS	10.0x	11.0x	12.0x	13.0x	14.0x	15.0x
20.00%	$23.44	$25.38	$27.31	$29.25	$31.19	$33.13
15.00%	$22.63	$24.49	$26.34	$28.20	$30.06	$31.92
10.00%	$21.82	$23.60	$25.38	$27.15	$28.93	$30.71
5.00%	$21.01	$22.71	$24.41	$26.10	$27.80	$29.49
0.00%	$20.21	$21.82	$23.44	$25.05	$26.67	$28.28
-5.00%	$19.40	$20.93	$22.47	$24.00	$25.54	$27.07
-10.00%	$18.59	$20.05	$21.50	$22.95	$24.41	$25.86
-15.00%	$17.78	$19.16	$20.53	$21.90	$23.28	$24.65
-20.00%	$16.98	$18.27	$19.56	$20.85	$22.14	$23.44
Financial Impact Analysis
D.A. Davidson performed pro forma merger analyses that combined projected income statement and balance sheet information of Heritage and Olympic. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of Heritage. In the course of this analysis, D.A. Davidson used the publicly available analyst earnings estimates for Heritage for the years ending December 31, 2025 and December 31, 2026, and used financial projections for Olympic for the years ending December 31, 2025 and December 31, 2026, as discussed with and confirmed for D.A. Davidson’s use by Heritage management. This analysis indicated that the merger is expected to be accretive to Heritage’s estimated earnings per share beginning in 2026, after excluding non-recurring transaction-related expenses. The analysis also indicated that the merger is expected to be dilutive to tangible book value per share for Heritage and that Heritage would maintain capital ratios in excess of those required for Heritage to be considered well-capitalized under existing regulations. For all of the above analyses, the actual results achieved by Heritage and Olympic prior to and following the merger will vary from the projected results, and the variations may be material.
D.A. Davidson prepared its analyses for purposes of providing its opinion to the Heritage Board as to the fairness, from a financial point of view, to Heritage of the merger consideration in the proposed merger and to assist the Heritage Board in analyzing the proposed merger. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties and their respective advisors, none of Heritage, Olympic or D.A. Davidson or any other person assumes responsibility if future results are materially different from those projected.
D.A. Davidson’s opinion was one of many factors considered by the Heritage Board in its evaluation of the merger and should not be viewed as determinative of the views of the Heritage Board or Heritage’s management with respect to the merger or the merger consideration.
D.A. Davidson and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions. D.A. Davidson acted as financial advisor to Heritage in connection with, and participated in certain of the negotiations leading to, the merger. D.A. Davidson is a full-service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, D.A. Davidson and its affiliates may provide such services to Heritage, Olympic and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of Heritage and Olympic for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities. Heritage selected D.A. Davidson as its financial advisor because it is a recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement executed on August 6, 2025, Heritage engaged D.A. Davidson as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of the engagement letter, Heritage agreed to pay D.A. Davidson a cash fee of $200,000 concurrently with the rendering of its opinion. Heritage agreed to pay D.A. Davidson at the time of closing of the merger a contingent cash fee equal to 1.00% of the aggregate consideration, less the $200,000 fee paid in connection with the opinion. Heritage has also agreed to reimburse D.A. Davidson for all reasonable out-of-pocket expenses, including fees of counsel, and to indemnify D.A. Davidson and certain related persons against specified liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.
D.A. Davidson has not had any other material financial advisory or other material commercial or investment banking relationships with Heritage or Olympic during the two years preceding the date of the fairness opinion letter. D.A. Davidson may seek to provide investment banking services to the combined company in the future for which D.A. Davidson would expect to receive compensation.
Olympic’s reasons for the merger and recommendation of the Olympic Board
The Olympic Board believes that the merger is in the best interests of its shareholders. Accordingly, the Olympic Board has approved the merger agreement and the transactions contemplated therein, and recommends that Olympic’s shareholders vote “FOR” the approval of the Olympic merger proposal.
In reaching its decision to approve the merger agreement, the Olympic Board consulted with Olympic’s outside legal counsel and Olympic’s financial advisor regarding the merger and considered a variety of factors, including the following:
•the Olympic Board’s consideration of forthcoming executive management succession and the challenges and risks associated with successfully executing on executive management succession;
•the Olympic Board’s assessment that there was a growing desire for liquidity amongst Olympic’s shareholders and that options for accessing liquidity at an appealing value were likely to decline in the future and that Heritage’s shares are publicly listed for trading on Nasdaq and would offer improved liquidity for Olympic shareholders following closing;
•the Olympic Board’s familiarity with and review of Heritage’s business, financial condition, results of operations and prospects, including, but not limited to, its business plan, credit quality and its potential for future growth and profitability;
•the current and prospective environment in which Olympic operates, including national and local economic conditions, the competitive environment for financial institutions generally, many of which competitors enjoy tax or regulatory advantages; the increasing prevalence of technology in the financial services industry, the cost and challenge of deploying technology at a community bank and the trend toward consolidation in the financial services industry;
•the Olympic Board’s belief that Olympic needs to grow profitably to be in a position to deliver a competitive return to its shareholders and that profitable growth has been increasingly difficult to achieve and likely would continue to be difficult to achieve for the foreseeable future and the fact that an all-stock merger with Heritage provided a path for Olympic shareholders to hold shares with the potential greater earnings power in the future;
•the Olympic Board’s review, with the assistance of Olympic’s legal and financial advisors, of strategic alternatives to the merger, including the possibility of remaining independent;
•the comparative current and prospective valuation of Olympic capital stock versus the current and prospective valuation of Heritage common stock;
•the Olympic Board’s review, based in part on presentations by Olympic’s management and advisors and on the due diligence performed in connection with the merger, of Heritage’s business, financial condition, results of operations and management, including the prospects for integrating Olympic’s customers and employees into Heritage;
•the strategic business and geographic fit between the parties;
•the potential synergies expected from the merger, and the business risks associated with the merger;
•the expectation that the merger will provide holders of Olympic capital stock with the opportunity to receive a merger premium for their shares, and that the exchange of Heritage common stock for Olympic capital stock will be tax-free for federal income tax purposes;

•the expected pro forma financial impact of the transaction, factoring in the anticipated cost savings, purchase accounting adjustments and other factors, to both Olympic shareholders and Heritage shareholders;
•the prospects for continuation of Heritage’s regular quarterly dividend rate, which is currently $0.24 per share of Heritage common stock, or $10.80 per share of Olympic capital stock based on the exchange ratio of 45.0, assuming that Heritage’s regular quarterly dividend rate remains unchanged;
•the Olympic Board’s review with Olympic’s legal advisors of the exclusivity and termination provisions of the merger agreement, the flexibility of the Olympic Board to consider unsolicited proposals from other institutions after the execution of the merger agreement, and the $7.0 million termination fee owed to Heritage in the event that the merger agreement is terminated under certain specified circumstances;
•the financial presentation and fairness opinion, dated September 25, 2025, of PSC, Olympic’s financial advisor, to the Olympic Board, to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by PSC as set forth in its opinion, the exchange ratio to be paid to the holders of the Olympic capital stock in the merger was fair, from a financial point of view, to such holders, as more fully described under “Opinion of Olympic’s Financial Advisor” beginning on page 57;
•the impact of the merger on depositors, customers and communities served by Olympic and the expectation that the combined company will continue to provide quality service, and expanded product offerings, to the communities and customers currently served by Olympic;
•the fact that Olympic solicited proposals from a group of potential acquirors and that Heritage’s proposal was the most advantageous proposal for Olympic and its shareholders;
•the effects of the merger on Olympic’s employees, including the contiguous market area and prospects for continued employment; and
•the severance and other benefits agreed to be provided to Olympic’s employees by Heritage.
The Olympic Board also considered potential risks relating to the merger, including but not limited to the following:
•the need to obtain regulatory and shareholder approvals to consummate the merger;
•the fact that other conditions to consummating the merger may not be satisfied;
•the potential for diversion of management and employee attention, and for employee attrition, during the period prior to the consummation of the merger and the potential effect on Olympic’s business and relations with customers, service providers and other stakeholders, whether or not the merger is consummated;
•the merger agreement provisions generally requiring Olympic to conduct its business in the ordinary course and the other restrictions on the conduct of Olympic’s business prior to consummation of the merger, which may delay or prevent Olympic from undertaking business opportunities that may arise pending consummation of the merger;
•expected benefits and synergies sought in the merger, including cost savings and Heritage’s ability to successfully market its products and services to Olympic’s customers, may not be realized within the expected time period, or at all;
•the challenges of integrating the businesses, operations and employees of Olympic and Heritage;
•certain provisions of the merger agreement prohibit Olympic from soliciting, and limit its ability to respond to, proposals for alternative strategic transactions;
•Olympic’s obligation to pay to Heritage a termination fee of $7.0 million if Olympic recommends or accepts an alternative acquisition proposal may deter others from proposing an alternative transaction that may be more advantageous to holders of Olympic capital stock;
•the possible effects on Olympic should the parties fail to consummate the merger, including the possible effects on the Olympic’s business and opportunity costs;
•that Olympic’s directors and executive officers have interests in the merger that are different from or in addition to those the holders of its common stock generally, as described in the section entitled “The Merger—Interests of certain persons in the merger” beginning on page 71; and
•the other risks described in the section entitled “Risk Factors” beginning on page 18 and the risks of investing in Heritage common stock identified in the Risk Factors sections of Heritage’s periodic reports filed with the SEC and incorporated by reference herein.
The foregoing discussion of the information and factors considered by the Olympic Board is not intended to be exhaustive, but to include a description of material factors considered by the Olympic Board. In reaching its decision to approve the merger agreement and the transactions contemplated therein, including the merger, the Olympic Board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Olympic Board considered all these factors as a whole, including discussions with, and questioning of, Olympic’s management and Olympic’s independent financial and legal advisors and overall considered the factors to be favorable to, and to support, its determination.
The Olympic Board unanimously recommends that Olympic shareholders vote “FOR” the approval of the Olympic merger proposal, and “FOR” the approval of the Olympic adjournment proposal. Olympic shareholders should be aware that Olympic’s directors and executive officers have interests in the merger that are different from, or in addition to, those of other Olympic shareholders. The Olympic Board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement, and in recommending that the Olympic merger proposal be approved by the shareholders of Olympic. See “The Merger—Interests of certain persons in the merger.”
This summary of the reasoning of the Olympic Board and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Special Notes Concerning Forward-Looking Statements.”
Opinion of Olympic’s financial advisor
Olympic retained PSC to act as financial advisor to the Olympic Board in connection with Olympic’s consideration of a possible business combination. Olympic selected PSC to act as its financial advisor because PSC is a nationally recognized investment banking firm which specializes in financial institutions. In the ordinary course of its investment banking business, PSC is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.
PSC acted as financial advisor to the Olympic Board in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the September 25, 2025 meeting at which Olympic Board considered the merger and the merger agreement, PSC delivered to the Olympic Board its oral opinion, which was subsequently confirmed in writing, to the effect that, as of such date, the exchange ratio was fair to the holders of Olympic’s capital stock from a financial point of view. The full text of PSC’s opinion is attached as Appendix D to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered, qualifications and limitations on the review undertaken by PSC in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Olympic capital stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.
PSC’s opinion was directed to the Olympic Board in connection with its consideration of the merger and the merger agreement and does not constitute a recommendation to any shareholder of Olympic as to how any such shareholder should vote regarding the proposed merger. PSC’s opinion was directed only to the fairness, from a financial point of view, of the exchange ratio to the holders of Olympic capital stock and did not address the underlying business decision of Olympic to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for Olympic or the effect of any other transaction in which Olympic might engage. PSC also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of Olympic or Heritage, or any class of such persons, if any, relative to the compensation to be received in the merger by any other shareholder. PSC’s opinion was approved by PSC’s fairness opinion committee.
In connection with its opinion, PSC reviewed and considered, among other things:
•a draft of the merger agreement, dated September 19, 2025;
•certain publicly available financial statements and other historical financial information of Olympic that PSC deemed relevant;
•certain publicly available financial statements and other historical financial information of Heritage that PSC deemed relevant;
•certain internal financial projections for Olympic for the years ending December 31, 2025 through December 31, 2029 as well as estimated dividends per share for Olympic for the years ending December 31, 2025 through December 31, 2029, as provided by the senior management of Olympic;

•publicly available mean analyst estimates for Heritage for the years ending December 31, 2025 and December 31, 2026, as well as an estimated long-term annual asset and net income growth rate for Heritage for the years ending December 31, 2027 through December 31, 2029 and estimated dividends per share for Heritage for the years ending December 31, 2027 through December 31, 2029 as directed by the senior management of Heritage;
•the pro forma financial impact of the merger on Heritage based on certain assumptions relating to transaction expenses, cost savings, purchase accounting adjustments and certain adjustments for current expected credit losses (CECL) accounting standards, as well as estimated net income for Olympic for the years ending December 31, 2025 and December 31, 2026 with estimated annual asset and income growth rates for Olympic for the years ending December 31, 2027 through December 31, 2029, as directed by the senior management of Heritage;
•the publicly reported historical price and trading activity for Heritage common stock, including a comparison of certain stock trading information for Heritage common stock and certain stock indices as well as similar publicly available information for certain other companies, the securities of which are publicly traded;
•a comparison of certain financial information for Olympic and Heritage with similar financial institutions for which information is publicly available;
•the financial metrics of certain recent business combinations in the bank industry, to the extent publicly available;
•the current market environment generally and the banking environment in particular; and
•such other information, financial studies, analyses and investigations and financial, economic and market criteria as PSC considered relevant.
PSC also discussed with certain members of the senior management of Olympic and its representatives the business, financial condition, results of operations and prospects of Olympic and held similar discussions with certain members of the senior management of Heritage and its representatives regarding the business, financial condition, results of operations and prospects of Heritage.
In performing its review, PSC relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by PSC from public sources, that was provided to PSC by Olympic or Heritage or their respective representatives, or that was otherwise reviewed by PSC, and PSC assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. PSC relied on the assurances of the respective senior managements of Olympic and Heritage that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading. PSC was not asked to and did not undertake an independent verification of any of such information and PSC did not assume any responsibility or liability for the accuracy or completeness thereof. PSC did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Olympic or Heritage, nor was PSC furnished with any such evaluations or appraisals. PSC rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of Olympic or Heritage or any of their respective subsidiaries. PSC did not make an independent evaluation of the adequacy of the allowance for loan losses of Olympic or Heritage, any of their respective subsidiaries or of the combined entity after the merger, and PSC did not review any individual credit files relating to Olympic or Heritage or any of their respective subsidiaries. PSC assumed, with Olympic’s consent, that the respective allowances for credit losses for Olympic and Heritage and their respective subsidiaries were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.
In preparing its analyses, PSC used certain internal financial projections for Olympic for the years ending December 31, 2025 through December 31, 2029 as well as estimated dividends per share for Olympic for the years ending December 31, 2025 through December 31, 2029, as provided by the senior management of Olympic. In addition, PSC used publicly available mean analyst estimates for Heritage for the years ending December 31, 2025 and December 31, 2026, as well as an estimated long-term annual asset and net income growth rate for Heritage for the years ending December 31, 2027 through December 31, 2029 and estimated dividends per share for Heritage for the years ending December 31, 2027 through December 31, 2029, as directed by the senior management of Heritage. PSC also received and used in its pro forma analyses certain assumptions relating to transaction expenses, cost savings, purchase accounting adjustments and certain adjustments for CECL accounting standards, as well as estimated net income for Olympic for the years ending December 31, 2025 and December 31, 2026 with estimated annual asset and income growth rates for Olympic for the years ending December 31, 2027 through December 31, 2029, as directed by the senior management of Heritage. With respect to the foregoing information, the respective senior managements of Olympic and Heritage confirmed to PSC that such information reflected (or, in the case of the publicly available analyst estimates referred to above, was consistent with) the best currently available projections, estimates and judgments of those respective senior managements as to the future financial performance of Olympic and Heritage, respectively, and PSC assumed that the financial results reflected in such information would be achieved. PSC expressed no opinion as to such projections, estimates or judgments, or the assumptions on which they are based. PSC also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of Olympic or Heritage since the date of the most recent financial statements made available to PSC. PSC assumed in all respects material to its analysis that Olympic and Heritage would remain as going concerns for all periods relevant to its analysis.
PSC also assumed, with Olympic’s consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Olympic, Heritage, the merger or any related transactions, and (iii) the merger and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with Olympic’s consent, PSC relied upon the advice that Olympic received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement. PSC expressed no opinion as to any such matters.
PSC’s opinion was necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to PSC as of, the date thereof. Events occurring after the date thereof could materially affect PSC’s opinion. PSC has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. PSC expressed no opinion as to the trading value of Heritage common stock at any time or what the value of Heritage common stock would be once the shares are actually received by the holders of Olympic capital stock.
In rendering its opinion, PSC performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying PSC’s opinion or the presentation made by PSC to the Olympic Board, but is a summary of the material analyses performed and presented by PSC. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. PSC believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in PSC’s comparative analyses described below is identical to Olympic or Heritage and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the value of Olympic and Heritage and the companies to which they were compared. In arriving at its opinion, PSC did not attribute any particular weight to any analysis or factor that it considered. Rather, PSC made qualitative judgments as to the significance and relevance of each analysis and factor. PSC did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, PSC made its determination as to the fairness of the exchange ratio to the holders of Olympic capital stock on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, PSC also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Olympic, Heritage, and PSC. The analyses performed by PSC are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. PSC prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Olympic Board at its September 25, 2025 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, PSC’s analyses do not necessarily reflect the value of Olympic capital stock or Heritage common stock or the prices at which Olympic or Heritage common stock may be sold at any time. The analyses of PSC and its opinion were among a number of factors taken into consideration by Olympic Board in making its determination to approve the merger agreement and the analyses described below should not be viewed as determinative of the decision of the Olympic Board with respect to its evaluation of the exchange ratio.
Summary of Proposed Merger Consideration and Implied Transaction Metrics
PSC reviewed the financial terms of the proposed merger. Pursuant to the terms of the merger agreement, at the effective time of the merger each share of Olympic capital stock issued and outstanding immediately prior to the effective time of the transaction, except for certain shares as set forth in the merger agreement, shall be converted into the right to receive 45.0 shares of Heritage common stock. Based upon the closing price of Heritage common stock on September 24, 2025 of $24.64, PSC calculated a value per Olympic share of $1,108.80 and an aggregate implied transaction value of $176.6 million based upon 159,280 shares of Olympic capital stock outstanding. Based upon financial information for Olympic as of or for the last twelve months (“LTM”) ended June 30, 2025, PSC calculated the following implied transaction metrics:

Transaction Value / Tangible Book Value Per Share	151%
Transaction Value / LTM Earnings Per Share	24.4x
Transaction Value / LTM Core Earnings Per Share(¹)	20.2x
Tangible Book Premium / Core Deposits (CDs > $250k)(2)	4.6%
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(1)Last twelve months core earnings per share excludes non-recurring income and expense, tax affected at 21% as provided by Olympic senior management
(2) Core deposits defined as total deposits less time deposits with balances greater than $250,000
Comparable Company Analyses
PSC used publicly available information to compare selected financial information for Olympic with a group of financial institutions selected by PSC. The Olympic peer group included publicly traded Western region banks with total assets between $1.0 billion and $2.5 billion, with last-twelve-months interest income/ average assets less than or equal to 5.00%, and last-twelve-months interest expense/ average assets less than or equal to 1.60%, but excluded targets of announced merger transactions, mutual holding companies, non-depository trusts, cooperative banks, and banks traded on the OTCPK and OTCEM Markets (the “Olympic Peer Group”). The Olympic Peer Group consisted of the following companies:

American Riviera Bancorp	Oak Valley Bancorp
Cashmere Valley Bank	Pacific Financial Corporation
CW Bancorp	Riverview Bancorp, Inc.
First Northern Community Bancorp
The analysis compared publicly available financial information and financial information as provided by the senior management of Olympic with corresponding publicly available data for the Olympic Peer Group as of or for the last twelve months ended June 30, 2025 with stock price data as of September 24, 2025. The table below sets forth the data for Olympic and the median, mean, low and high data for the Olympic Peer Group.

Olympic Comparable Company Analysis

		Olympic	Olympic	Olympic	Olympic
		Peer Group	Peer Group	Peer Group	Peer Group
	Olympic	Median	Mean	Low	High
Total Assets ($mm)	1,694	1,517	1,600	1,182	2,192
Loans / Deposits (%)	69	70	73	53	90
Non-performing Assets(1) / Total Assets (%)	0.01	0.19	0.3	0	0.74
Tangible Common Equity/ Tangible Assets (%)	7.0	9.0	9.2	7.3	10.9
Tier 1 Leverage Ratio(2) (%)	11.5	11.2	11.5	10.2	13.3
LTM Interest Income / Average Assets (%)	4.23	4.5	4.53	3.94	4.91
LTM Interest Expense / Average Assets (%)	1.30	1.28	1.16	0.72	1.49
LTM Net Interest Margin (%)	3.21	3.65	3.56	2.62	4.13
LTM Non-Interest Income / Average Assets (%)	0.88	0.53	0.56	0.26	0.99
LTM Efficiency Ratio (%)	78	61	67	56	88
LTM Core Return on Average Assets(³) (%)	0.52⁴	1.13	0.97	0.32	1.34
LTM Core Return on Average Tangible Common Equity(3) (%)	7.9(4)	12.1	11.0	3.7	15.8
Price/ Tangible Book Value (%)	-	112	110	81	132
Price/ LTM Core Earnings Per Share(3) (x)	-	9.8	12.0	8.1	22.8
Current Dividend Yield (%)	-	2.1	2.0	0.0	4.9
Market Value ($mm)	-	126	163	103	251
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(1)Bank level financial data utilized for CW Bancorp and Olympic
(2)Bank level financial data utilized for First Northern Community Bancorp, Riverview Bancorp, Inc., CW Bancorp, and Olympic
(3)Core metrics as calculated by S&P Capital IQ Pro unless otherwise noted; core income defined as net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, gain on the sale of held to maturity and available for sale securities, amortization of intangibles, goodwill and nonrecurring items
(4)Core metrics exclude non-recurring revenue and expense, tax effected at 21% as provided by Olympic senior management
PSC used publicly available information to perform a similar analysis for Heritage by comparing selected financial information for Heritage with a group of financial institutions selected by PSC. The Heritage peer group included nationwide exchange-traded banks with total assets between $5.0 billion and $10.0 billion, last-twelve-months interest income/ average assets less than or equal to 5.00%, and last-twelve-months interest expense/ average assets less than or equal to 1.60%, but excluded targets of announced merger transactions, mutual holding companies, non-depository trusts, cooperative banks, ethnic focused banks (the “Heritage Peer Group”). The Heritage Peer Group consisted of the following companies:

Amalgamated Financial Corp.	Heritage Commerce Corp
Central Pacific Financial Corp.	TriCo Bancshares
City Holding Company	TrustCo Bank Corp NY
German American Bancorp, Inc.	Westamerica Bancorporation
The analysis compared publicly available financial information for Heritage with corresponding data for the Heritage Peer Group as of or for the last twelve months ended June 30, 2025 with stock price data as of September 24, 2025. The table below sets forth the data for Heritage and the median, mean, low and high data for the Heritage Peer Group.

Heritage Comparable Company Analysis

		Heritage	Heritage	Heritage	Heritage
		Peer Group	Peer Group	Peer Group	Peer Group
	Heritage	Median	Mean	Low	High
Total Assets ($mm)	7,071	6,984	7,304	5,467	9,924
Loans / Deposits (%)	83	82	72	16	94
Non-performing Assets / Total Assets (%)	0.11	0.25	0.28	0.08	0.67
TCE /Tangible Assets (%)	9.4	9.6	9.8	7.7	14.0
Tier 1 Leverage Ratio (%)	10.3	10.8	11.1	9.2	15.5
LTM Interest Income / Average Assets (%)	4.42	4.66	4.53	3.96	4.94
LTM Interest Expense / Average Assets (%)	1.39	1.40	1.25	0.25	1.60
LTM Net Interest Margin (%)	3.40	3.63	3.51	2.64	3.98
LTM Non-Interest Income / Average Assets (%)	0.43	0.67	0.62	0.21	1.18
LTM Efficiency Ratio (%)	65	56	54	37	63
LTM Core Return on Average Assets(¹) (%)	0.97(²)	1.25	1.32	0.86	2.02
LTM Core Return on Average Tangible Common Equity(¹) (%)	11.0(²)	13.5	13.8	7.9	21.6
Price/ Tangible book value Per Share (%)	130	149	165	105	295
Price/ LTM Core Earnings Per Share(¹) (x)	12.4(²)	13.1	12.2	7.7	14.4
Price/ Estimated 2025 Earnings Per Share (x)	11.8	11.8	11.7	7.9	14.2
Price/ Estimated 2026 Earnings Per Share (x)	10.7	11.5	11.1	6.7	14.7
Current Dividend Yield (%)	3.9	3.3	3.4	2.0	5.1
Market Value ($mm)	837	1,045	1,126	620	1,786
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(1)Core metrics as calculated by S&P Capital IQ Pro unless otherwise noted; core income defined as net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, gain on the sale of held to maturity and available for sale securities, amortization of intangibles, goodwill and nonrecurring items
(2)Heritage financial core net income per Q2’25 earnings release
Heritage Stock Trading History
PSC reviewed the publicly available daily closing trading price of Heritage common stock for the one-year and three-year periods ended September 24, 2025. PSC then compared the relationship between the movement in the daily closing trading price of Heritage common stock to movements in its peer group (as described below) as well as certain stock indices.
Heritage’s One-Year Stock Performance

	Beginning Value 9/24/2024	Ending Value 9/24/2025
Heritage	100%	113.8%
Heritage Peer Group	100%	105.0%
S&P 500 Index	100%	115.8%
NASDAQ Bank Index	100%	108.6%
Heritage’s Three-Year Stock Performance

	Beginning Value 9/26/2022	Ending Value 9/24/2025
Heritage	100%	91.0%
Heritage Peer Group	100%	113.0%
S&P 500 Index	100%	181.6%
NASDAQ Bank Index	100%	111.3%

Analysis of Precedent Transactions
PSC reviewed a nationwide group of historical merger and acquisition transactions. The nationwide group consisted of bank merger transactions nationwide announced between January 1, 2024 and September 24, 2025 with target total assets between $1.0 billion and $2.5 billion at time of announcement (the “Nationwide Precedent Transactions”).
The Nationwide Precedent Transactions group was composed of the following transactions:

Acquiror	Target
National Bank Holdings Corporation	Vista Bancshares Inc.
Equity Bancshares, Inc.	Frontier Holdings, LLC
TowneBank	Dogwood State Bank
First Financial Bancorp.	BankFinancial Corporation
Bank First Corporation	Centre 1 Bancorp, Inc.
Investar Holding Corporation	Wichita Falls Bancshares, Inc.
First Financial Bancorp.	Westfield Bancorp
NB Bancorp, Inc.	Provident Bancorp, Inc.
TowneBank	Old Point Financial Corporation
MetroCity Bankshares, Inc.	First IC Corporation
Old Second Bancorp, Inc.	Bancorp Financial, Inc.
Glacier Bancorp, Inc.	Bank of Idaho Holding Company
CNB Financial Corporation	ESSA Bancorp, Inc.
Northwest Bancshares, Inc.	Penns Woods Bancorp, Inc.
EverBank Financial Corp	Sterling Bank and Trust, FSB
Camden National Corporation	Northway Financial, Inc.
NBT Bancorp Inc.	Evans Bancorp, Inc.
German American Bancorp, Inc.	Heartland BancCorp
ChoiceOne Financial Services, Inc.	Fentura Financial, Inc.
West Coast Community Bancorp	1st Capital Bancorp
Alerus Financial Corporation	HMN Financial, Inc.
United Bankshares, Inc.	Piedmont Bancorp, Inc.
Hope Bancorp, Inc.	Territorial Bancorp Inc.
Southern California Bancorp	California BanCorp
Global Federal Credit Union	First Financial Northwest Bank
Using the latest publicly available information prior to the announcement of the relevant transaction, PSC reviewed the following transaction metrics: transaction price to last-twelve-months earnings per share, transaction price to tangible book value per share, and core deposit premium. PSC compared the indicated transaction metrics for the transaction to the median, mean, low and high metrics of the Nationwide Precedent Transactions group.

		Nationwide Precedent Transactions
	Heritage/ Olympic	Median	Mean	Low	High
Transaction Price / LTM Earnings Per Share (x)	24.4	15.0	15.8	8.3	28.6
Transaction Price / Tangible Book Value Per Share (%)	151	135	135	31	231
Tangible Book Value Premium to Core Deposits (%)	4.6	3.7	4.5	(14.2)	15.7
Net Present Value Analyses
PSC performed an analysis that estimated the net present value of Olympic capital stock assuming Olympic performed in accordance with certain internal financial projections for Olympic for the years ending December 31, 2025 through December 31, 2029 as well as estimated dividends per share for Olympic for the years ending

December 31, 2025 through December 31, 2029, as provided by the senior management of Olympic. To approximate the terminal value of a share of Olympic capital stock at December 31, 2029, PSC applied price to earnings multiples ranging from 8.5x to 12.5x and multiples of tangible book value ranging from 90% to 130%. PSC selected these price to earnings and tangible book value multiples based on PSC’s review of, among other matters, the trading multiples of the Olympic Peer Group. The terminal values were then discounted to present values using different discount rates ranging from 9.5% to 13.5%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Olympic capital stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Olympic capital stock of $871 to $1,476 when applying multiples of earnings and $785 to $1,305 when applying multiples of tangible book value.
Earnings Per Share Multiples

Discount
Rate	8.5x	9.5x	10.5x	11.5x	12.5x
9.5%	$1,020	$1,134	$1,248	$1,362	$1,476
10.5%	$980	$1,089	$1,199	$1,308	$1,418
11.5%	$942	$1,047	$1,152	$1,257	$1,363
12.5%	$905	$1,006	$1,108	$1,209	$1,310
13.5%	$871	$968	$1,065	$1,162	$1,259
Tangible Book Value Per Share Multiples

Discount
Rate	90%	100%	110%	120%	130%
9.5%	$919	$1,016	$1,112	$1,209	$1,305
10.5%	$883	$976	$1,066	$1,161	$1,254
11.5%	$849	$938	$1,027	$1,116	$1,205
12.5%	$816	$902	$987	$1,073	$1,158
13.5%	$785	$867	$949	$1,032	$1,114
PSC also considered and discussed with Olympic Board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to projected earnings. To illustrate this impact, PSC performed a similar analysis, assuming Olympic’s earnings varied from 20% above projections to 20% below projections. This analysis resulted in the following range of per share values for Olympic’s common stock, applying the price to earnings multiple range of 8.5x to 12.5x referred to above and a discount rate of 11.39%.
Earnings Per Share Multiples

Annual Projections
Variance	8.5x	9.5x	10.5x	11.5x	12.5x
(20.0%)	$766	$851	$935	$1,020	$1,104
(10.0%)	$856	$951	$1,046	$1,141	$1,236
0.0%	$946	$1,051	$1,157	$1,263	$1,368
10.0%	$1,036	$1,152	$1,268	$1,384	$1,501
20.0%	$1,125	$1,252	$1,379	$1,506	$1,633
PSC also performed an analysis that estimated the net present value per share of Heritage common stock, assuming Heritage performed in accordance with publicly available mean analyst estimates for Heritage for the years ending December 31, 2025 and December 31, 2026, as well as an estimated long-term annual asset and net income growth rate for Heritage for the years ending December 31, 2027 through December 31, 2029 and estimated dividends per share for Heritage for the years ending December 31, 2027 through December 31, 2029 as directed by the senior management of Heritage. To approximate the terminal value of a share of Heritage common stock at December 31, 2029, PSC applied price to earnings multiples ranging from 10.0x to 15.0x and multiples of tangible book value ranging from 110% to 185%. PSC selected these price to earnings and tangible book value multiples based on PSC’s review of, among other matters, the trading multiples of the Heritage Peer Group. The terminal values were then discounted to present values using different discount rates ranging from 8.0% to 12.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Heritage common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Heritage common stock of $19.46 to $32.17 when applying multiples of earnings and $20.29 to $37.25 when applying multiples of tangible book value.
Earnings Per Share Multiples

Discount
Rate	10.0x	11.0x	12.0x	13.0x	14.0x	15.0x
8.0%	$22.66	$24.56	$26.46	$28.37	$30.27	$32.17
9.0%	$21.80	$23.63	$25.45	$27.27	$29.10	$30.92
10.0%	$20.98	$22.74	$24.49	$26.24	$27.99	$29.74
11.0%	$20.21	$21.89	$23.57	$25.25	$26.93	$28.61
12.0%	$19.46	$21.08	$22.69	$24.31	$25.92	$27.53
Tangible Book Value Per Share Multiples

Discount
Rate	110%	125%	140%	155%	170%	185%
8.0%	$23.63	$26.36	$29.08	$31.80	$34.53	$37.25
9.0%	$22.73	$25.35	$27.96	$30.57	$33.19	$35.80
10.0%	$21.88	$24.39	$26.89	$29.40	$31.91	$34.42
11.0%	$21.06	$23.47	$25.88	$28.29	$30.70	$33.10
12.0%	$20.29	$22.60	$24.91	$27.23	$29.54	$31.85
PSC also considered and discussed with Olympic Board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to estimated earnings. To illustrate this impact, PSC performed a similar analysis assuming Heritage’s earnings varied from 20% above estimates to 20% below estimates. This analysis resulted in the following range of per share values for Heritage common stock, applying the price to 2029 earnings multiples range of 10.0x to 15.0x referred to above and a discount rate of 9.94%.
Earnings Per Share Multiples

Annual Estimate
Variance	10.0x	11.0x	12.0x	13.0x	14.0x	15.0x
(20.0%)	$17.52	$18.93	$20.33	$21.73	$23.14	$24.54
(10.0%)	$19.28	$20.86	$22.44	$24.02	$25.59	$27.17
0.0%	$21.03	$22.79	$24.54	$26.30	$28.05	$29.81
10.0%	$22.79	$24.72	$26.65	$28.58	$30.51	$32.44
20.0%	$24.54	$26.65	$28.75	$30.86	$32.96	$35.07
PSC noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.
Pro Forma Transaction Analysis
PSC analyzed certain potential pro forma effects of the merger on Heritage assuming the transaction closes December 31, 2025. PSC utilized the following information and assumptions as directed by the senior management of Heritage: (a) estimated net income for Olympic for the years ending December 31, 2025 and December 31, 2026 with estimated annual asset and income growth rates for Olympic for the years ending December 31, 2027 through December 31, 2029, (b) publicly available mean analyst estimates for Heritage for the years ending December 31, 2025 and December 31, 2026, as well as an estimated long-term annual asset and net income growth rate for Heritage for the years ending December 31, 2027 through December 31, 2029 and estimated dividends per share for Heritage for the years ending December 31, 2027 through December 31, 2029, and (c) certain assumptions relating to transaction expenses, cost savings, purchase accounting adjustments and certain adjustments for CECL accounting standards. For more information about the assumptions utilized by PSC in its pro forma analysis, as directed by the senior management of Heritage, see the Investor Presentation filed by Heritage as an exhibit to its Current Report on Form 8-K filed with the SEC on September 25, 2025, which is incorporated by reference herein. The analysis indicated that the transaction would be accretive to Heritage’s projected earnings per share (excluding one-time transaction costs and expenses) in the years ending December 31, 2026, through 2029 and dilutive to Heritage’s estimated tangible book value per share at close and through December 31, 2028.
PSC’s Relationship
PSC is acting as Olympic’s financial advisor in connection with the transaction and will receive a fee for such services in an amount equal to 1.55% of the aggregate purchase price, which fee is contingent upon the closing of the merger. At the time of announcement of the transaction, PSC’s fee was approximately $3.03 million. PSC received a $300,000 fee from Olympic upon rendering its opinion, which opinion fee will be credited in full towards the advisory fee which will become payable to PSC upon closing of the transaction. Olympic has also agreed to indemnify PSC against certain claims and liabilities arising out of PSC’s engagement and to reimburse PSC for certain of its out-of-pocket expenses incurred in connection with PSC’s engagement.
PSC did not provide any other investment banking services to Olympic in the two years preceding the date of its opinion, nor did PSC provide any investment banking services to Heritage in the two years preceding the date of its opinion. In the ordinary course of PSC’s business as a broker-dealer, PSC may purchase securities from and sell securities to Olympic, Heritage and their respective affiliates. PSC may also actively trade the equity and debt securities of Heritage and its affiliates for PSC’s account and for the accounts of PSC’s customers.
Certain unaudited prospective financial information
Heritage and Olympic do not, as a matter of course, publicly disclose forecasts or internal projections as to their respective future performance, financial condition, revenues, earnings or other results due to, among other reasons, the inherent uncertainty of the underlying assumptions and estimates.
However, in connection with the merger, Heritage’s senior management and Olympic’s senior management prepared or approved for use certain unaudited prospective financial information about their respective institutions which was provided to and considered by PSC for the sole purpose of performing financial analyses in connection with its fairness opinion, as described in this joint proxy statement/prospectus under “Opinion of Olympic’s Financial Advisor” beginning on page 57. We refer to this information collectively as the “prospective financial information.”
The prospective financial information was not prepared for the purpose of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles, or GAAP. The prospective financial information was prepared or approved for the exclusive use of PSC for the sole purpose of performing financial analyses in connection with its fairness opinion. The Olympic prospective financial information was prepared or approved for use solely by Olympic and its advisors, and the Heritage prospective financial information was prepared or approved for use solely by Heritage and its advisors. A summary of certain significant elements of this information used by PSC is set forth below, and is included in this joint proxy statement/prospectus solely for the purpose of providing holders of Heritage common stock and Olympic capital stock access to certain nonpublic information made available to or considered by PSC for the sole purpose of performing financial analyses in connection with its fairness opinion.
Although presented with numeric specificity, the prospective financial information reflects numerous estimates and assumptions made or approved by Heritage’s senior management or Olympic’s senior management, as applicable, at the time such prospective financial information was prepared or approved for use by PSC for the limited purposes outlined above, and represents Heritage senior management’s evaluation of Heritage’s expected future financial performance on a stand-alone basis, without reference to the merger, and Olympic senior management’s evaluation of Olympic’s expected future financial performance on a stand-alone basis, without reference to the merger. These and the other estimates and assumptions underlying the prospective financial information involve judgments with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which Heritage and Olympic operate and the risks and uncertainties described under “Risk Factors” and “Special Notes Concerning Forward-Looking Statements” in this joint proxy statement/prospectus, all of which are difficult to predict and many of which are outside the control of Heritage and Olympic and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions would prove to be accurate or that the projected results would be realized, and actual results could differ materially from those reflected in the prospective financial information, whether or not the merger is completed. Further, these assumptions do not include all potential actions that the senior management of Heritage or Olympic could or might have taken during these time periods. The inclusion in this joint proxy statement/prospectus of the unaudited prospective financial information below should not be regarded as an indication that Heritage, Olympic or their respective boards of directors or PSC considered, or now consider, this prospective financial information to be material information to any holders of Heritage common stock or Olympic capital stock, particularly in light of the inherent risks and uncertainties associated with such prospective financial information. The prospective financial information is not fact and should not be relied upon as being necessarily indicative of actual future results. The prospective financial information also reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change and do not take into account any circumstances or events occurring after the date they were prepared. No assurances can be given that if the prospective financial information and the underlying assumptions had been prepared as of the date of this joint proxy statement/prospectus, similar assumptions would be used. In addition, the prospective financial information may not reflect the manner in which the combined company would operate after the merger.
The prospective financial information included in this document has been prepared by, and is the responsibility of, management of Heritage and Olympic, with respect to each of their respective institutions. Neither Crowe LLP, Heritage’s independent registered public accounting firm, nor CliftonLarsonAllen LLP, Olympic’s independent auditor, has audited, reviewed, examined, compiled nor applied agreed upon procedures with respect to the prospective financial information and, accordingly, neither Crowe LLP nor CliftonLarsonAllen LLP has expressed any opinion or given any other form of assurance with respect thereto and assumes no responsibility for the prospective financial information. The reports of Heritage’s independent registered public accounting firm and Olympic’s independent auditor included in this joint proxy statement/prospectus relate to the historical financial information of Heritage and Olympic, respectively. Such reports do not extend to the prospective financial information and should not be read to do so. No independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the prospective financial information and, accordingly, no independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto and no independent registered public accounting firm assumes any responsibility for the prospective financial information.
In light of the foregoing, and taking into account that the Heritage special meeting and the Olympic special meeting will be held several months after the prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Heritage shareholders and Olympic shareholders are strongly cautioned not to place unwarranted reliance on such information, which was prepared or approved for the exclusive use of PSC for the sole purpose of performing financial analyses in connection with its fairness opinion, as described in this joint proxy statement/prospectus under “Opinion of Olympic’s Financial Advisor” beginning on page 57.
Olympic Prospective Financial Information

	2025E	2026E	2027E	2028E	2029E
Net Income ($000s)	$12,739	$15,460	$19,601	$23,444	$27,351
Earnings Per Share	$79.98	$97.06	$123.06	$147.19	$171.72
Dividends Per Share	$14.00	$14.00	$14.00	$14.00	$14.00
Tangible Book Value Per Share	$784.82	$915.62	$1,071.64	$1,250.09	$1,453.28
Heritage Prospective Financial Information

	2025E	2026E	2027E	2028E	2029E
Net Income ($000s)	$63,600	$78,856	$82,798	$86,964	$91,312
Earnings Per Share	$1.86	$2.32	$2.44	$2.56	$2.69

Dividends Per Share	$0.96	$0.98	$1.00	$1.02	$1.04
Tangible Book Value Per Share	$19.63	$20.99	$22.45	$24.01	$25.68
Accounting treatment of the merger
For accounting and financial reporting purposes, the merger will be accounted for under the acquisition method of accounting for business combinations in accordance with GAAP. Under the acquisition method of accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Olympic as of the effective time of the merger will be recorded at their respective fair values and added to those of Heritage. Any excess of purchase price over the fair values is recorded as goodwill. Consolidated financial statements of Heritage issued after the merger will reflect these fair values and will not be restated retroactively to reflect the historical consolidated financial position or results of operations of Olympic.
Material U.S. federal income tax consequences of the merger
The following summary describes the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Olympic capital stock. The summary is based upon the Internal Revenue Code, applicable Treasury Regulations, judicial decisions and administrative rulings and practice, all as in effect as of the date hereof. These authorities may change, possibly retroactively, or be subject to differing interpretations, and any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth in this discussion. This summary does not address any tax consequences of the merger under state, local or foreign laws, or any federal laws other than those pertaining to income tax.
For purposes of this discussion, the term “U.S. holder” means a beneficial owner that is: an individual citizen or resident of the United States; a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions; a trust that (i) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or an estate that is subject to U.S. federal income taxation on its income regardless of its source.
If a partnership (or other entity that is taxed as a partnership for federal income tax purposes) holds Olympic capital stock, the tax treatment of a partner in that partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in partnerships should consult their own tax advisors about the tax consequences of the merger to them.
This discussion addresses only those U.S. holders of Olympic capital stock that hold their Olympic capital stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. This discussion is not a complete description of all of the U.S. federal income tax consequences of the merger, nor does it address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax (such as estate or gift tax laws). Further, this discussion does not address all the U.S. federal income tax consequences that may be relevant to particular holders of Olympic capital stock in light of their individual circumstances or to holders of Olympic capital stock that are subject to special rules, including, without limitation, a person who is not a U.S. holder; banks or other financial institutions; an S corporation, partnership or other pass-through entities (or a shareholder, partner or investor therein); persons who are subject to alternative minimum tax; insurance companies; mutual funds; tax-exempt organizations; brokers or dealers in commodities, securities or currencies; traders in securities that elect to use a mark-to-market method of accounting; persons that hold Olympic capital stock as part of a straddle, hedge, constructive sale or conversion or other integrated transaction; regulated investment companies; real estate investment trusts; persons whose “functional currency” is not the U.S. dollar; and holders who acquired their shares of Olympic capital stock through the exercise of an employee stock option or otherwise as compensation; a holder of Olympic capital stock subject to the U.S. anti-inversion rules or the base erosion or anti-abuse tax; a holder of Olympic capital stock who holds such stock in connection with a trade or business, permanent establishment or fixed base outside the United States; an expatriate or former citizen or long-term resident of the United States; and holders who actually or constructively own 5% or more of Olympic capital stock.
If you are a U.S. holder subject to special provisions and/or tax treatment under the Code, including but not limited to those described immediately above, you should consult your own tax advisors regarding the tax consequences relating to the merger in light of your particular circumstances. This discussion is not a complete description of all of the U.S. federal income tax consequences of the merger and, in particular, does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 or any consequences under the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations issued thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith)
This discussion is not intended to be, and should not be construed as, legal or tax advice and does not purport to be a complete analysis or discussion of all U.S. federal income tax considerations relating to the merger. The tax consequences of the merger are complex and will depend on your specific situation and factors not within Heritage’s or Olympic’s control. No ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences applicable to U.S. holders as discussed herein. This discussion is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this discussion. In addition, because the authorities on which this discussion is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this discussion. You should consult your own tax advisor as to the tax consequences of the merger in light of your particular circumstances, including the ability and effect of the alternative minimum tax and any U.S. federal, U.S. state or local, non-U.S. or other tax laws and of changes in such laws.
In General. The parties intend for the merger to be treated as a “reorganization” for U.S. federal income tax purposes. Each of Barack Ferrazzano and Otteson Shapiro have delivered opinions, dated November 14, 2025, and filed as exhibits to the registration statement of which this joint proxy statement/prospectus is a part, to the effect that (i) the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, (ii) Heritage and Olympic will each be a party to such reorganization within the meaning of Section 368(b) of the Internal Revenue Code, and (iii) no gain or loss will be recognized to Olympic’s shareholders upon receipt of Heritage common stock in exchange for their shares of Olympic capital stock, except to the extent of any cash received in lieu of fractional shares of Heritage common stock. Additionally, it is a condition to Olympic’s obligation to consummate the merger that Olympic receive an opinion from Otteson, dated the closing date of the merger, and it is a condition to Heritage’s obligation to consummate the merger that Heritage receive an opinion from Barack Ferrazzano, dated the closing date of the merger, each to the same effect as the opinions described in the preceding sentence. These conditions are waivable, and Heritage and Olympic undertake to recirculate and resolicit if either of these conditions is waived and the change in tax consequences is material. These opinions are and will be based upon representation letters provided by Heritage and Olympic and upon customary factual assumptions. If any of these facts, assumptions, representations and warranties or covenants underlying the tax opinions described above is or becomes incorrect, incomplete, inaccurate or is violated, the validity of, and the conclusions reached in, such tax opinions may be affected, no longer accurate or jeopardized. In addition, the opinions will be subject to certain qualifications and limitations as set forth therein. Neither Heritage nor Olympic has sought, and neither of them will seek, any ruling from the Internal Revenue Service regarding any matters relating to the merger, and the opinions described above will not be binding on the Internal Revenue Service or any court. Consequently, there can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.
Tax Consequences of the Merger. Subject to the limitations, assumptions and qualifications described herein, and based upon the facts and representations contained in the representation letters received from Heritage and Olympic in connection with the filing of the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part, Barack Ferrazzano, counsel to Heritage, and Otteson Shapiro, counsel to Olympic, are of the opinion that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code for U.S. federal income tax purposes.
Accordingly, and on the basis of the foregoing opinions, as a result of the merger qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, upon exchanging their Olympic capital stock for Heritage common stock, Olympic shareholders generally will not recognize gain or loss, except with respect to cash received in lieu of fractional Heritage common stock, if any (as discussed below). The aggregate tax basis of the Heritage common stock received by a U.S. holder in the merger (including any fractional shares deemed received and redeemed for cash as described below) will equal such U.S. holder’s aggregate adjusted tax basis in the Olympic capital stock surrendered in the merger. The holding period for the Heritage common stock that a U.S. holder receives in the merger (including any fractional share deemed received and redeemed for cash as described below) will include such U.S. holder’s holding period of the Olympic capital stock that such U.S. holder surrendered in the merger. If a U.S. holder acquired different blocks of Olympic capital stock at different times or at different prices, the Heritage common stock such U.S. holder receives generally will be allocated pro rata to each block of Olympic capital stock, and the basis and holding period of each block Heritage common stock such U.S. holder receives will be determined on a block-for-block basis depending on the basis and holding period of the blocks of Olympic capital stock exchanged for such block of Heritage common stock. A U.S. holder that acquired different blocks of shares of Olympic capital stock at different times or at different prices should consult its own tax advisors regarding the determination of its adjusted basis in, and its holding period for, shares of Heritage common stock received in the merger.
Cash in Lieu of Fractional Shares of Heritage Common Stock. A U.S. holder who receives cash instead of a fractional share of Heritage common stock will be treated as having received the fractional share of Heritage common stock pursuant to the merger and then as having exchanged the fractional share of Heritage common stock for cash in a redemption by Heritage. In general, this deemed redemption will be treated as a sale or exchange, and a U.S. holder will recognize gain or loss equal to the difference between (i) the amount of cash received by such U.S. holder and (ii) the portion of the basis of the shares of Olympic capital stock allocable to such fractional share. Such gain or loss generally will constitute capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for such fractional share (including the holding period of the Olympic capital stock surrendered therefor) is greater than one year as of the effective time of the merger. Long-term capital gains of certain non-corporate taxpayers including individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.
Backup Withholding and Information Reporting. Payments of cash to a U.S. holder of Olympic capital stock pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding (currently at a rate of 24%) unless the holder provides proof of an applicable exemption satisfactory to Heritage and the exchange agent or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
A U.S. holder of Olympic capital stock, as a result of having received Heritage common stock in the merger, will be required to retain records pertaining to the merger. In addition, each U.S. holder of Olympic capital stock who is a “significant holder” will be required to file a statement with such holder’s U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3(b) setting forth such holder’s basis in the Olympic capital stock surrendered and the fair value of the Heritage common stock and cash received in the merger. A “significant holder” is a holder of Olympic capital stock who, immediately before the merger, owned at least 1% of the vote or value of the outstanding capital stock of Olympic or securities of Olympic with a basis for federal income taxes of at least $1 million.
The preceding discussion is intended only as a summary of certain material U.S. federal income tax consequences of the merger. This discussion does not address tax consequences that may vary with, or are contingent upon, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign tax consequences to you of the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, foreign, and other tax laws and the effect of any proposed changes in the tax laws.
Regulatory approvals
The merger cannot proceed without the parties obtaining all requisite regulatory approvals. Heritage and Olympic have agreed to take all appropriate actions necessary to obtain the required approvals. The merger of Olympic with and into Heritage is subject to non-objection of the Federal Reserve. Heritage filed a letter with the Federal Reserve on October 17, 2025, seeking a waiver of the application requirement for the merger of Olympic with and into Heritage because the bank merger is also subject to prior approval by a federal banking agency.

Immediately following the consummation of the merger, Heritage will merge Kitsap Bank with and into Heritage Bank, with Heritage Bank as the surviving bank. The bank merger is subject to the prior approval of the FDIC and the WDFI. Heritage filed an application with each of the FDIC and the WDFI on October 17, 2025 seeking the necessary approvals for the bank merger.
In reviewing the application filed with the FDIC, the FDIC is required to consider a number of factors, including but not limited to the following:
•competitive factors, such as whether the merger will result in a monopoly or whether the benefits of the merger to the public in meeting the needs and convenience of the community clearly outweigh the merger’s anticompetitive effects or restraints on trade; and
•banking and community factors, which includes an evaluation of:
◦the financial and managerial resources of Heritage, including its subsidiaries, and of Olympic, and the effect of the proposed transaction on these resources;
◦management expertise;
◦internal control and risk management systems;
◦the capital of Olympic;
◦the convenience and needs of the communities to be served; and
◦the effectiveness of Heritage and Olympic in combating money laundering activities.
The application process includes publication and opportunity for comment by the public. The FDIC may receive, and must consider, properly filed comments and protests from community groups and others regarding (among other issues) each institution’s performance under the Community Reinvestment Act of 1977, as amended. The merger may not be consummated until 15 days after receipt of FDIC approval, during which time the United States Department of Justice may challenge the merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the Federal Reserve’s approval, unless a court specifically orders otherwise.
While Heritage knows of no reason why the approval of any of the applications would be denied or unduly delayed, it cannot assure you that all regulatory approvals required to consummate the merger will be obtained or obtained in a timely manner.
Interests of certain persons in the merger
Members of the board of directors and executive officers of Olympic and Kitsap Bank may have interests in the merger that are different from, or are in addition to, the interests of Olympic’s shareholders generally. The Olympic Board was aware of these interests and considered them, among other matters, in approving the merger agreement and determining to recommend to Olympic’s shareholders to vote for adoption of the merger agreement. For purposes of the compensation-related disclosure in this section, Olympic’s executive officers are Steven Politakis (President and Chief Executive Officer of Olympic and Chief Executive Officer of Kitsap Bank), Anthony George (Executive Vice President and Chief Operating Officer of Olympic and President and Chief Operating Officer of Kitsap Bank), and Alan Crain (Executive Vice President and Chief Financial Officer of Olympic and Kitsap Bank).
Stock Ownership. As of the record date, Olympic’s directors and executive officers owned, in the aggregate, 85,214 shares of Olympic capital stock, representing approximately 54% of the outstanding shares of Olympic capital stock. As of the record date, Olympic’s directors and executive officers beneficially owned a total of 8,522 shares of Olympic Class A voting common stock, or approximately 54% of the outstanding shares of Olympic Class A voting common stock. These individuals have entered into voting and support agreements with Heritage requiring them to vote their shares of Olympic Class A voting common stock in favor of the merger agreement, except as may be limited by their fiduciary obligations. For more information regarding this written agreement, see “Description of the Merger Agreement—Voting and Support Agreements” beginning on page 77. In addition, these individuals have indicated that they will also vote their shares of Olympic Class B nonvoting common stock, representing approximately 54% of the outstanding shares of Olympic Class B nonvoting common stock as of the record date, in favor of the merger agreement in the class vote required under Washington law. For more information regarding the interests of Olympic’s directors and executive officers in the merger agreement and the transactions contemplated therein, see “The Merger—Interests of certain persons in the merger” beginning on page 71 and “Beneficial Ownership of Olympic Capital Stock by Management and Principal Shareholders of Olympic” beginning on page 91.
Payments Pursuant to Change in Control Agreements. Pursuant to their respective change in control agreements as currently in effect, each of Steven Politakis, Anthony George, and Alan Crain is entitled to certain payments if a

“change in control” (as defined in each such change in control agreement) occurs and the executive officer’s employment is terminated. The merger, if consummated, will constitute a change of control under each of the change in control agreements.
Under the change in control agreements, if any of the executive officers’ employment is involuntarily terminated by Heritage other than a “termination for cause” (as defined in each such change in control agreement), or if the executive officer resigns for “good reason” (as defined in each such change in control agreement), in either case on the date of a change in control or within two years thereafter, then the executive officer will be entitled to receive lump sum cash payments equal to (i) two times (or, for Alan Crain, one times) the sum of the executive officer’s annualized base salary as of the termination date (or, if higher, one day prior to the change in control) and the executive officer’s three most recent annual cash bonuses and (ii) 12 months of COBRA continuation coverage at no cost to the executive officer. The receipt of the benefits under the change in control agreement are contingent upon the executive officer executing and not revoking a release of claims.
If any payments made to any employee of Olympic or its subsidiaries pursuant to a change in control agreement or any other agreement or plan are deemed to be “excess parachute payments,” as defined by Section 280G of the Internal Revenue Code, the recipient would be subject to an excise tax equal to 20% of the amount of such payments in excess of the recipient’s average compensation over the preceding five-year period, or such lesser period if the executive has not been employed by the employer for five years. Pursuant to the terms of the merger agreement, Olympic has agreed to take all necessary steps to ensure that any payments made in connection with the merger, including payments under the change in control agreements outlined above, will not trigger any such excise taxes, including, if requested by Heritage, seeking a shareholder “cleansing” vote under Section 280G of the Internal Revenue Code.
Under the change in control agreements, if the cash payments due and the other benefits to which an executive officer is entitled under his change in control agreement or any other agreement or plan, either alone or together with other payments in the nature of compensation to the executive which are contingent on a change in control, would constitute an excess parachute payment, such payments and benefits will be reduced (but not below zero) to the largest aggregate amount as will result in no portion thereof being subject to the excise tax or being non-deductible to Olympic or Kitsap Bank for federal income tax purposes pursuant to Section 280G of the Internal Revenue Code. In that case, Olympic will reasonably determine, based on calculations prepared by an independent advisor, the amount of any reduction to be made.
Employment Continuity Agreements. At the time of the execution of the merger agreement, the executive officers entered into employment continuity agreements with Heritage, to become effective upon the consummation of the merger, which memorialize the terms of each executive officer’s employment for the ninety-day period following the closing of the merger and each executive officer’s continued eligibility for the severance benefit under the change in control agreements upon the executive officer’s termination of employment.
Payments Pursuant to Deferred Compensation Plans. In connection with the closing of the merger, Olympic will terminate, or cause Kitsap Bank to terminate, certain deferred compensation plans, including the Kitsap Bank Employee Deferred Compensation Plan, Kitsap Bank Director Deferred Compensation Plan, Kitsap Bank Phantom Stock Plan, and Olympic Bancorp Stock Appreciation Rights Plans. In connection with the termination of the Kitsap Bank Employee Deferred Compensation Plan, Kitsap Bank Phantom Stock Plan, and Olympic Bancorp Stock Appreciation Rights Plans, Steven Politakis and Anthony George will become entitled to the lump sum payment of their entire vested account balances under such plans. Additionally, in connection with the termination of the Kitsap Bank Phantom Stock Plan, each director will become entitled to the lump sum payment of their entire vested account balances under such plan, and, as a result of the termination of the Kitsap Bank Director Deferred Compensation Plan, director Cydly Langer Smith will become entitled to the lump sum payment of her entire vested account balances under such plan. All vested account balances owed in connection with the termination of the deferred compensation plans will be paid to each respective executive officer and director upon the closing of the merger.
Accelerated Vesting of Supplemental Retirement Benefits. Pursuant to the terms of the supplemental retirement agreements between Kitsap Bank and each of Steven Politakis and Anthony George, upon a change in control followed within twelve months by the applicable executive officer’s termination of employment other than due to death, disability, or retirement, each of Steven Politakis and Anthony George will have the remainder of their respective unvested supplemental retirement agreement benefit become vested. The merger, if consummated, will constitute a change of control under such supplemental retirement agreements.
Payments Pursuant to Management Incentive Plans. Pursuant to the terms of the Kitsap Bank Management Incentive Plans, the short-term and long-term incentive amounts owed to the executive officers will become fully vested and payable upon a change in control. The merger, if consummated, will constitute a change of control under the Kitsap Bank Management Incentive Plans.
Director Payments. Upon the closing of the merger, directors John Hogan, Bob Wise, Tony Panagiotu, Tina Pappas, and Jeff Dolven will each receive a payment of $122,000, subject to the execution of a general release of claims in favor of Olympic and Kitsap Bank (and their respective successors).
Indemnification and Insurance. Under the merger agreement, Heritage has agreed that for a period of 6 years from and after the effective time of the merger, Heritage shall indemnify, defend and hold harmless, each current or former director, officer or employee of Olympic or any of its subsidiaries (including Kitsap Bank) or any person who is or was serving at the request of Olympic or any of its subsidiaries as a director, officer or employee of another person, (each, an “indemnified party”) and any person who becomes an indemnified party between the date of the merger agreement and the effective time of the merger, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the effective time of the merger, including the transactions contemplated by the merger agreement, whether asserted or claimed prior to, at or after the effective time of the merger, to the fullest extent permitted by law. Heritage has also agreed to advance expenses incurred by an indemnified party in each such case to the fullest extent permitted by applicable law, as set forth in the merger agreement.
Pursuant to the terms of the merger agreement, Heritage agreed to maintain, for up to six years following the effective time, insurance coverage under the current policy of directors’ and officers’ liability insurance maintained by Olympic and Kitsap Bank for actions taken prior to the effective time of the merger. If a six-year term of insurance coverage is not available, the term for the insurance will be such other maximum period of time for which coverage is available at a cost not to exceed 150% of the premiums Olympic or Kitsap Bank paid for its current policy term.
Heritage will ensure that, if Heritage consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger, or if Heritage transfers all or substantially all its properties and assets to any person, any successor or assign of Heritage will assume the indemnification, advancement of expenses, and insurance obligations set forth in the merger agreement.
Restrictions on resale of Heritage common stock
The shares of Heritage common stock to be issued in connection with the merger will be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be freely transferable, except for shares issued to any shareholder who may be deemed to be an “affiliate” of Heritage for purposes of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates of Heritage include individuals or entities that control, are controlled by, or are under common control with Heritage and may include the executive officers, directors and significant shareholders of Heritage.
Heritage and Olympic shareholder dissenters’ rights
Under Washington law, dissenters’ rights are not available to Heritage shareholders with respect to the issuance of Heritage common stock pursuant to the merger agreement; however, dissenters’ rights are available to Olympic shareholders with respect to the merger.
General. The following discussion is a summary of the material statutory procedures to be followed by a holder of record of Olympic capital stock to dissent from the merger and perfect appraisal rights. Under the WBCA Olympic shareholders of record as of the record date have the right to dissent from the merger and to receive payment in cash for the “fair value” of their shares of Olympic capital stock, by complying with Subchapter 13 of the WBCA. Subchapter 13 of the WBCA defines “fair value,” with respect to a dissenters’ shares, as the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

Olympic shareholders electing to exercise dissenters’ rights must comply with the provisions of applicable Washington laws in order to perfect their rights. The following is intended only as a brief summary of the material provisions of the procedures that an Olympic shareholder must follow in order to dissent from the merger and perfect dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to the Washington dissenters’ rights laws, the full text of which is set forth in Appendix B to this joint proxy statement/prospectus.
An Olympic shareholder who wishes to exercise dissenters’ rights must:
•deliver to Heritage before the vote is taken at the Olympic special meeting written notice of the shareholder’s intent to demand payment for the shareholder’s shares of Olympic capital stock if the proposed merger is effected; and
•not vote such shares in favor of the proposed merger.
Pursuant to Subchapter 13 of the WBCA, a shareholder who wishes to assert dissenters’ rights must not vote their shares in favor of the proposed merger. Notwithstanding the foregoing, not voting in favor of the proposed merger is not, on its own, sufficient to properly provide Heritage with notice of exercise of dissenters’ rights. An Olympic shareholder wishing to deliver a notice asserting dissenters’ rights should hand deliver or mail the notice to the following address:
Olympic Bancorp, Inc.
Attn: Leigh Hagen, Secretary
619 Bay Street, Port Orchard
Washington 98366
Shareholders who wish to exercise dissenters’ rights should sign every communication. A shareholder who wishes to exercise dissenters’ rights generally must dissent with respect to all of the shares of Olympic capital stock the shareholder owns or over which the shareholder has the power to direct the vote. However, if a record shareholder is a nominee for several beneficial shareholders, some of whom wish to dissent and some of whom do not, then the record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to Heritage a notice of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter shall be determined as if the shares as to which the dissenter dissents and the dissenter’s other shares were registered in the names of different shareholders. A beneficial shareholder may assert dissenters’ rights directly by submitting to Heritage the record shareholder’s written consent and by dissenting with respect to all the shares of which the shareholder is the beneficial shareholder or over which the shareholder has the power to direct the vote.
A shareholder who does not, prior to the Olympic special shareholders meeting, properly deliver to Heritage a written notice of such shareholder’s intent to demand payment for the shares will lose the right to exercise dissenters’ rights. In addition, any shareholder electing to exercise dissenters’ rights must either vote against the Olympic merger proposal or abstain from voting.
If the merger is completed, Heritage (as the surviving corporation) will, within 10 days after the effective date of the merger, deliver a written notice to all Olympic shareholders who properly gave notice of their intent to exercise dissenters’ rights. The notice will, among other things:
•state where the payment demand must be sent and where and when certificates for certificated shares of Olympic capital stock must be deposited;
•inform holders of uncertificated shares of Olympic capital stock to what extent transfer of the shares will be restricted after the payment demand is received;
•supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;
•set a date by which Heritage must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice is delivered; and
•be accompanied by a copy of the dissenters’ rights provisions of Subchapter 13 of the WBCA.
A shareholder sent a notice as described above must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date the terms of the merger were first announced as set forth in the notice, and deposit the shareholder’s certificates representing of Olympic capital stock, if applicable, in accordance with the terms of the notice. A shareholder who demands payment and deposits the shareholder’s certificates representing shares of Olympic capital stock retains all other rights of a shareholder until these rights are canceled or modified. Heritage may restrict the transfer of uncertificated shares of Olympic capital stock from the date the demand for payment is received until the proposed merger is effected or the restriction is released under the terms of the WBCA. Persons for whom dissenters’ rights are asserted as to uncertificated shares of Olympic capital stock retain all other rights of a shareholder until the effective date of the proposed merger.
A shareholder who does not demand payment or does not deposit the shareholder’s certificates representing shares of Olympic capital stock if required, each by the date set in the notice, is not entitled to payment for the shareholder’s shares.
Other than with respect to after-acquired shares of Olympic capital stock which are addressed separately below, within 30 days of the later of the effective date of the proposed merger, or the date the payment demand is received, Heritage shall pay each dissenter who complied with Subchapter 13 of the WBCA with the amount Heritage estimates to be the “fair value” of the shareholder’s shares of Olympic capital stock, plus accrued interest. The payment must be accompanied by Heritage’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any; an explanation of how Heritage estimated the fair value of the shares; an explanation of how the interest was calculated; a statement of the dissenter’s right to demand payment; and a copy of Subchapter 13 of the WBCA.
If Heritage does not effect the proposed merger action within 60 days after the date set for demanding payment and depositing share certificates representing Olympic capital stock, Heritage shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares. If, after returning deposited certificates representing Olympic capital stock and releasing such transfer restrictions, Heritage wishes to effect the proposed merger, it must deliver a new dissenters’ notice and repeat the payment demand procedure.
Heritage may elect to withhold payment from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed merger. To the extent Heritage elects to withhold payment, after the effective date of the merger, it shall estimate the fair value of the affected shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. Heritage shall deliver with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under Subchapter 13 of the WBCA.
A dissenter may deliver a notice to Heritage informing Heritage of the dissenter’s own estimate of the fair value of the dissenter’s shares of Olympic capital stock and amount of interest due, and demand payment of the dissenter’s estimate, less any payment made by Heritage pursuant to the above procedures, or reject Heritage’s offer with respect to after-acquired shares and demand payment of the dissenter’s estimate of the fair value of the dissenter’s shares and interest due, if: the dissenter believes that the amount paid, or offered in the case of after-acquired shares, is less than the fair value of the dissenter’s shares of Olympic capital stock or that the interest due is incorrectly calculated; Heritage fails to make payment as required above within 60 days after the date set for demanding payment; or Heritage does not effect the proposed merger and does not return the deposited certificates representing Olympic capital stock or release the transfer restrictions imposed on uncertificated shares of Olympic capital stock within 60 days after the date set for demanding payment. A dissenter waives the right to demand payment pursuant to this paragraph unless the dissenter notifies Heritage of the dissenter’s demand within 30 days after Heritage made or offered payment for the dissenter’s shares of Olympic capital stock.
If a demand for payment under the preceding paragraph remains unsettled, Heritage shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If Heritage does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.
In view of the complexity of the Washington statutes governing dissenters’ rights, Olympic shareholders who wish to dissent from the merger and pursue dissenters’ rights should consult their legal advisors.
Failure to follow the steps required by WCBA for perfecting dissenters’ rights may result in the loss of dissenters’ rights. In that event, you will be entitled to receive the merger consideration for your shares in accordance with the merger agreement. In view of the complexity of the provisions of Subchapter 13 of the WBCA, if you are an Olympic shareholder and are considering exercising your appraisal rights under the WBCA, you should consult your own legal advisor. A copy of the relevant statutory provisions is attached as Appendix B. You should refer to Appendix B for a complete statement concerning dissenters’ rights and the foregoing summary of such rights is qualified in its entirety by reference to Appendix B.
THE PROCESS OF DEMANDING AND EXERCISING DISSENTERS’ RIGHTS REQUIRES STRICT COMPLIANCE WITH TECHNICAL PREREQUISITES. IF YOU WISH TO EXERCISE YOUR DISSENTERS’ RIGHTS, YOU SHOULD CONSULT WITH YOUR OWN LEGAL COUNSEL IN CONNECTION WITH COMPLIANCE UNDER SUBCHAPTER 13 OF THE WBCA. TO THE EXTENT THERE ARE ANY INCONSISTENCIES BETWEEN THE FOREGOING SUMMARY AND SUBCHAPTER 13 OF THE WBCA, THE WBCA WILL GOVERN.

DESCRIPTION OF THE MERGER AGREEMENT
The following is a summary of the material terms of the merger agreement. This summary does not purport to describe all the terms of the merger agreement and is qualified by reference to the complete text of the merger agreement, which is attached as Appendix A to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus. You should read the merger agreement completely and carefully as it, rather than this description, is the legal document that governs the merger.
The text of the merger agreement has been included to provide you with information regarding its terms. The terms of the merger agreement (such as the representations and warranties) are intended to govern the contractual rights and relationships, and allocate risks, between the parties in relation to the merger. The merger agreement contains representations and warranties Heritage and Olympic made to each other as of specific dates. The representations and warranties were negotiated between the parties with the principal purpose of setting forth their respective rights with respect to their obligations to consummate the merger. The statements embodied in those representations and warranties may be subject to important limitations and qualifications as set forth therein, including a contractual standard of materiality different from that generally applicable under federal securities laws.
General
The merger agreement provides for the merger of Olympic with and into Heritage, with Heritage as the surviving company. The merger is anticipated to be consummated in the first quarter of 2026. Immediately following the consummation of the merger, Heritage will merge Kitsap Bank, Olympic’s wholly-owned bank subsidiary, with and into Heritage Bank, with Heritage Bank as the surviving bank. At such time, Kitsap Bank’s banking offices will become banking offices of Heritage Bank. Certain legacy locations of Kitsap Bank may continue to do business using the “Kitsap Bank” label following the merger, with such locations identified as divisions of Heritage Bank.
Closing and effective time
Closing. The closing of the merger will take place on the third business day following the satisfaction or waiver, subject to applicable legal requirements, of the conditions to closing set forth in the merger agreement, or at another time mutually agreed upon by the parties. See “Description of the Merger Agreement—Conditions to consummation of the merger” for a more complete description of the conditions that must be satisfied prior to closing. The date of the consummation of the merger sometimes is referred to in this joint proxy statement/prospectus as the closing date.
Consummation of the Merger. The merger will become effective as of the date and time specified in the certificate of merger that will be filed with the Secretary of State of the State of Washington. The time at which the merger becomes effective is sometimes referred to in this joint proxy statement/prospectus as the effective time.
Voting and Support Agreements
Olympic Voting and Support Agreement. On September 25, 2025, concurrently with the execution of the merger agreement, the directors and executive officers of Olympic who are Class A voting common shareholders of Olympic entered into a voting and support agreement with Heritage. Under this agreement, these shareholders have each agreed to vote, subject to their fiduciary duties, their respective shares of Olympic Class A voting common stock:
•in favor of the merger agreement and the transactions contemplated therein;
•against (i) any tender or exchange offer to acquire more than 25% of the voting power of Olympic or Kitsap Bank, (ii) any proposal for a merger, consolidation or other business combination involving Olympic or Kitsap Bank, or (iii) any other proposal or offer to acquire more than 25% of the voting power in or business, assets or deposits of Olympic or Kitsap Bank other than as contemplated under the merger agreement; and
•against any action or agreement that would reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation of Olympic under the merger agreement.
Furthermore, each of these shareholders has also agreed not to sell, assign, transfer or otherwise dispose of any shares of Olympic Class A voting common stock that they own, subject to certain limited exceptions. The shares subject to the voting and support agreement represent approximately 54% of Olympic’s outstanding shares of Class A voting common stock as of the record date. The voting obligations under the voting and support agreement will automatically terminate upon the earlier of (i) the date of the termination of the merger agreement, (ii) the favorable vote of Olympic shareholders with respect to the approval of the merger agreement and the transactions contemplated therein, or (iii) the date, if any, on which Olympic publicly discloses that the Olympic Board has made an adverse recommendation to Olympic’s shareholders. A copy of the form of voting and support agreement is attached as Exhibit A to the merger agreement, which is attached to this joint proxy statement/prospectus as Appendix A. In addition, these individuals have indicated that they will also vote their shares of Olympic Class B nonvoting common stock, representing approximately 54% of the outstanding shares of Olympic Class B nonvoting common stock as of the record date, in favor of the merger agreement in the class vote required under Washington law.
Heritage Voting and Support Agreement. On September 25, 2025, concurrently with the execution of the merger agreement, the directors and executive officers of Heritage who are shareholders of Heritage entered into a voting and support agreement with Olympic. Under this agreement, these shareholders have each agreed to vote, subject to their fiduciary duties, their respective shares of Heritage common stock:
•in favor of the issuance of Heritage common stock pursuant to the merger agreement; and
•against any action or agreement that would reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation of Heritage under the merger agreement.
Furthermore, each of these shareholders has also agreed not to sell, assign or transfer any shares of Heritage common stock that they own, subject to certain limited exceptions. The shares subject to the voting and support agreement represent approximately 1.6% of Heritage’s outstanding shares of common stock as of the record date. The voting obligations under the voting and support agreement will automatically terminate upon the earlier of (i) the date of the termination of the merger agreement, (ii) the favorable vote of Heritage shareholders with respect to the approval of the issuance of Heritage common stock pursuant to the merger agreement, or (iii) the date, if any, on which Olympic publicly discloses that the Olympic Board has made an adverse recommendation to Olympic’s shareholders. A copy of the form of voting and support agreement is attached as Exhibit B to the merger agreement, which is attached to this joint proxy statement/prospectus as Appendix A.
Employment Agreements
As a condition to Heritage entering into the merger agreement, certain employees of Olympic entered into employment agreements with Heritage Bank. The following summary of the employment agreements is subject to, and qualified in its entirety by reference to, the form of employment agreement attached as Exhibit C to the merger agreement which is attached to this joint proxy statement/prospectus as Appendix A.
The employment agreements provide, among other things, that:
•Heritage Bank will employ the signing employee for a period beginning on the effective date of the merger and ending on the 18 month anniversary of such date (the “employment period”); provided however, that the employment period may be earlier terminated pursuant to the terms of the employment agreement;
•the signing employee will be eligible to receive a performance-based annual incentive bonus for the 2026 fiscal year, in accordance with Heritage’s annual cash incentive plan, as may be in effect for fiscal year 2026, or otherwise as determined by the Heritage Board;
•the signing employee will be eligible to participate, subject to the terms thereof, in Heritage’s equity based incentive plan as may be in effect from time to time with respect to employees of Heritage and Kitsap Bank, with eligibility for such equity awards beginning in the first quarter of 2027;
•the grant of a one-time award of restricted stock units with a grant date fair market value equal to approximately $100,000 within 60 days following the commencement of the employment period;
•the signing employee will be entitled to receive certain payments in the event his or her employment is terminated during the employment period, for any reason, which benefits may be increased if the termination is other than a “termination for cause” or is a termination for “good reason” (as such terms are defined in the employment agreements) during such period; and
•for a period of 18 months following the employee’s termination of employment (such period to be 12 months if employment terminates following the expiration of the employment period), the employee will be bound by certain non-competition and non-solicitation restrictions.
The employment agreements become effective at the effective time of the merger, and will not go into effect if the merger is not consummated for any reason.
Resignation and Confidentiality Agreements
In addition to the voting and support agreements, as a condition to Heritage entering into the merger agreement, at the time of the execution of the merger agreement, the directors and executive officers of Olympic entered into resignation and confidentiality agreements. The following summary of the resignation and confidentiality agreements is subject to, and qualified in its entirety by reference to, the form of resignation and confidentiality agreements attached as Exhibit D to the merger agreement which is attached to this joint proxy statement/prospectus as Appendix A.
Each party to a resignation and confidentiality agreement has agreed, for a period of 12 months following the effective time of the merger (the “restricted period”), not to, unless acting with the prior written consent of Heritage, among other things:
•refer any current customers, including but not limited to loan, deposit and asset management customers, of Olympic or Kitsap Bank to any financial institution other than the financial institution subsidiaries of Heritage;
•solicit the business or patronage of any current customer of Olympic or Kitsap Bank for the purpose of providing financial services by a financial institution other than Heritage or any of its financial institution subsidiaries;
•induce any current customer to terminate or reduce any aspect of its relationship with Heritage or any of its financial institution subsidiaries in any material respect;
•directly or indirectly solicit or offer employment to any current officer or employee of Olympic, Kitsap Bank, Heritage or any of its subsidiaries, or take any action intended, or that a reasonable person acting in like circumstances would expect, to have the effect of causing any current officer or employee of, or vendor or service provider doing business with, Olympic, Kitsap Bank, Heritage or any of its subsidiaries to terminate his, her or its employment or independent contractor relationship with Olympic, Kitsap Bank, Heritage or any of its subsidiaries; or
•subject to certain exceptions, use for his or her personal benefit, or disclose, communicate or divulge to, or use for the direct or indirect benefit of any person or entity other than Heritage and its subsidiaries, any confidential information regarding the business methods, business policies, procedures, techniques, research or development projects or results, trade secrets, or other confidential and proprietary knowledge or processes of or developed by Olympic or Kitsap Bank or any names and addresses of customers or any data on or relating to past, present or prospective customers or any other information relating to or dealing with the business operations or activities of Olympic or Kitsap, made known to him or her or learned or acquired by him or her while an employee or director of Olympic or Kitsap Bank.
The restrictions in the resignation and confidentiality agreements become effective at the effective time of the merger, but will automatically terminate and be null and void upon any termination of the merger agreement in accordance with its terms, prior to the consummation of the merger.
Employment Continuity Agreements
At the time of the execution of the merger agreement, certain executive officers of Olympic who are party to existing change in control agreements with Olympic or Kitsap Bank entered into employment continuity agreements with Heritage. The following summary of the employment continuity agreements is subject to, and qualified in its entirety by reference to, the form of employment continuity agreement attached as Exhibit E to the merger agreement which is attached to this joint proxy statement/prospectus as Appendix A.
The employment continuity agreements provide, among other terms, that:
•Heritage shall assume and continue such executive officer’s existing change in control agreement;
•the signing executive officer will remain in the continuous employment of Heritage for the 90 day period immediately following the effective date of the merger, with such employment automatically terminating as of the close of business on the last day of such period;
•following such termination date, the signing executive officer will receive certain severance amounts as set forth in his or her existing change in control agreement with Olympic or Kitsap Bank, subject to certain limitations; and
•the signing executive officer will deliver to Heritage a release and waiver agreement in exchange for receipt of such severance amounts.
Consideration to be received in the merger
If the merger is consummated, each share of Olympic capital stock issued and outstanding immediately prior to the effective time (other than any shares owned by Heritage or Olympic and other than shares held in any Olympic benefit plan or related trust accounts or otherwise held in a fiduciary or agency capacity or as a result of debts previously contracted) will be converted into the right to receive 45.0 shares of Heritage common stock, with cash paid in lieu of fractional shares.
Notwithstanding the foregoing, no fractional shares of Heritage common stock will be issued in the merger. Instead, Heritage will pay to each holder of Olympic capital stock who would otherwise be entitled to a fractional share of Heritage common stock an amount in cash (without interest) rounded down to the nearest whole cent, determined by multiplying the fraction of a share to which such Olympic shareholder would otherwise be entitled by the weighted average daily closing sales price of Heritage common stock as reported on Nasdaq for the 15 consecutive trading days immediately preceding the closing date.
If, between the date of the merger agreement and the effective time, shares of Heritage common stock or Olympic capital stock are changed into a different number of shares or a different class of shares due to a reclassification, recapitalization, stock split (including a reverse stock split), split-up, combination, exchange of shares or readjustment, or if a stock dividend on shares of Heritage common stock is declared with a record date between the date of the merger agreement and the effective time, then the number of shares of Heritage common stock issued to the holders of Olympic capital stock shall be proportionately adjusted to provide to the holders of Olympic capital stock the same economic effect as contemplated by the merger agreement prior to such event.
The market price of Heritage common stock will fluctuate before the consummation of the merger and before holders of Olympic capital stock receive the merger consideration to which they are entitled pursuant to the merger agreement. Holders of Olympic capital stock should obtain current stock price quotations for Heritage common stock before voting on the merger.
Exchange procedures
Heritage has engaged Computershare to act as its exchange agent to handle the exchange of Olympic capital stock for the merger consideration and the payment of cash for any fractional share interests. Within five business days after the closing date, the exchange agent will send to each record holder of Olympic capital stock, whether certificated or book-entry, a letter of transmittal for use in the exchange with instructions explaining how to receive the merger consideration and, if applicable, surrender Olympic capital stock certificates to the exchange agent. Olympic shareholders who properly tender their letters of transmittal and, if applicable, surrender their certificates to the exchange agent, will receive the merger consideration including cash in lieu of any fractional shares of Heritage common stock. Olympic shareholders that do properly tender their letters of transmittal and, if applicable, surrender their certificates to the exchange agent, will not be entitled to receive the merger consideration or any dividends or other distributions by Heritage until such actions are completed. After proper tender of the letter of transmittal and, if applicable, surrender of the certificates representing Olympic capital stock, any unpaid dividends or distributions with respect to the Heritage common stock will be paid without interest.
Holders of Olympic capital stock who cannot locate their stock certificates should follow the instructions set forth in the letter of transmittal for lost or stolen stock certificates. Holders of Olympic capital stock who hold their shares in book-entry form should follow the instructions set forth in the letter of transmittal respect to shares of Olympic capital stock held in book-entry form.
Conduct of business pending the merger
Conduct of Business of Olympic. Under the merger agreement, Olympic has agreed to certain restrictions on its activities and the activities of its subsidiaries until the merger is consummated or the merger agreement is terminated. In general, Olympic is required to (i) conduct its business in the ordinary course of business, (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships, and (iii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Heritage or Olympic to obtain any of the requisite regulatory approvals, to perform its covenants and agreements under the merger agreement or to consummate the contemplated transactions.
The following is a summary of the more significant restrictions imposed upon Olympic and its subsidiaries, subject to the exceptions set forth in the merger agreement. Olympic will not, without Heritage’s prior written consent or as otherwise provided in the merger agreement or as required by applicable legal requirements or requested by any regulatory authority:
•change its authorized capital stock, issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of its capital stock or any security convertible into Olympic capital stock;

•permit any additional shares of its capital stock to become subject to new grants, including issuances under Olympic benefit plans;
•grant any registration rights with respect to shares of its capital stock;
•make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on its capital stock, other than (i) dividends from or among its wholly-owned subsidiaries, (ii) dividends contemplated by the merger agreement and (iii) quarterly dividends to its shareholders made in the ordinary course of business;
•adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock;
•amend the articles of incorporation or bylaws of Olympic, or similar governing documents of its subsidiaries;
•amend the terms of, waive any rights under, terminate, violate the terms of or enter into any (i) contract material to Olympic, (ii) material restriction on Olympic’s ability to conduct its business as presently conducted or (iii) any contract or other binding obligation relating to its capital stock or any outstanding indebtedness;
•enter into loan or lease transactions not in accordance with, or consistent with, past practices of Kitsap Bank or that are on terms and conditions that, to the knowledge of Olympic, are materially more favorable than those available to the borrower from competitive sources in arm’s-length transactions;
•(i) make, renew, modify or extend any secured loan or extension of credit in excess of $6,000,000;
•make, renew, modify or extend any unsecured loan or extension of credit in excess of $500,000;
•enter into any new non-real estate Small Business Administration (“SBA”) credit or loan greater than $500,000;
•make, renew, modify or extend any loan or extension of credit that would result in Kitsap Bank’s aggregate direct or indirect exposure to the borrowing relationship exceeding $10,000,000;
•make, renew, modify or extend any solar equipment lease;
•other than incident to a reasonable loan restructuring, extend additional credit to any person their borrowing affiliate if such person or borrowing affiliate is the obligor under any indebtedness to Olympic or Kitsap Bank which constitutes a nonperforming loan or against any part of such indebtedness Olympic or Kitsap Bank has established loss reserves or any part of which has been charged-off;
•enter into any new loan in an amount that exceeds Kitsap Bank’s lending limit, except with respect to loan participations;
•permit the total amount of non-owner occupied commercial real estate, construction and land development and multifamily loans to exceed $560.0 million;
•purchase or sell any loan participations or whole loans;
•commit to make, renew, extend the term of or increase the amount of any loan to any person if such loan, or any other Kitsap Bank loan to such person or their affiliate, is on Kitsap Bank’s “watch list” or similar internal report, or has been classified by Kitsap Bank or a regulatory authority as “substandard,” “doubtful,” “loss,” or “other loans specially mentioned” or listed as a “potential problem loan;”
•fail to maintain an allowance for credit losses which is not adequate in all material respects under the requirements of GAAP to provide for possible losses, net of recoveries relating to loans previously charged off, on loans and leases outstanding;
•reduce the allowance for credit losses through a negative provision for credit losses, unless required to do so by any regulatory authority or in accordance with GAAP as required by Olympic’s auditors;
•fail to charge-off any loans or leases that would be deemed uncollectible in accordance with GAAP or any applicable legal requirement, or place on non-accrual any loans or leases that are past due greater than 90 days;
•sell, transfer, mortgage, encumber, license, let lapse, cancel, abandon or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except for dispositions or discontinuances in the ordinary course of business, including SBA and United States Department of Agriculture loans originated by Olympic, or of obsolete or unused equipment, fixtures or assets and in a transaction that, together with other such transactions, is not material to Olympic;
•acquire all or any portion of the assets, business, deposits or properties of any other entity, except in the ordinary course of business;
•implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements;

•increase in any manner the compensation or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of Olympic or its subsidiaries, other than increases in the ordinary course of business in timing, metrics and amount, other than as permitted by the merger agreement or the terms of existing Olympic employee benefit plans;
•become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation, severance, pension, consulting, non-competition, change in control, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any employee, director or shareholder;
•accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Olympic employee benefit plans;
•cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Olympic employee benefit plan;
•materially change any actuarial assumptions used to calculate funding obligations with respect to any Olympic employee benefit plan that is required by applicable legal requirements to be funded, or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP;
•incur or guarantee any indebtedness for borrowed money, including any increase in outstanding indebtedness, other than overnight borrowings in the ordinary course of business;
•enter into any new line of business or materially change its deposit, lending, investment, underwriting, risk and asset liability management and other banking and operating policies;
•materially change its deposits or increase rates paid on deposits, other than in the ordinary course of business;
•(i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices; (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk; or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk;
•settle any action, suit, claim or proceeding against it or any of its subsidiaries in excess of $100,000 and that would not impose any material restriction on the business of Olympic or its subsidiaries or create precedent for claims that is reasonably likely to be material to it or its subsidiaries;
•permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch or other facility of Olympic or its subsidiaries, or make any application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;
•make or commit to make, any capital expenditures in excess of $50,000 individually or $250,000 in the aggregate, except for emergency repairs or replacements;
•make any charitable or similar contributions;
•make or change any tax elections, change or consent to any change in it or its Subsidiaries’ method of accounting for tax purposes, take any position on any material tax return, settle or compromise any tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to an amount of taxes, surrender any right to claim a refund for a material amount of taxes, file any material amended tax return or take any other similar action with respect to taxes outside the ordinary rouse of business; or
•hire, terminate (other than for cause) or promote any employee with an annual salary or an independent contractor with annual compensation opportunities in excess of $75,000;
•purchase, sell, transfer or pledge any investment securities;
•purchase or acquire any investments, direct or indirect, in any derivative securities, financial futures or commodities or enter into any interest rate swap, floors and option agreements, or other similar interest rate management agreements;
•enter into, terminate or extend any joint venture or similar agreement pursuant to any contract or any similar transaction;
•merge or consolidate with or into any other person, or acquire any stock, equity interest or business of any other person; or

•agree to take, make any commitment to take, or adopt any resolutions of the Olympic Board in support of, any of the actions prohibited by the merger agreement.
Conduct of Business of Heritage. Under the merger agreement, Heritage has agreed to certain restrictions on its activities and the activities of its subsidiaries until the merger is consummated or the merger agreement is terminated. In general, Heritage is required to (i) conduct its business in the ordinary course of business, and (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships.
The following is a summary of the more significant restrictions imposed upon Heritage and its subsidiaries, subject to the exceptions set forth in the merger agreement. Heritage will not, without Olympic’s prior written consent or as otherwise provided in the merger agreement or as required by applicable legal requirements or requested by any regulatory authority:
•take any action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Heritage or Olympic to obtain any of the requisite regulatory approvals, to perform its covenants and agreements under the merger agreement or to consummate the transactions contemplated therein, including the issuance of Heritage common stock pursuant to the merger agreement;
•amend the articles of incorporation or bylaws of Heritage, or similar governing documents of its subsidiaries, in a manner that would materially and adversely affect the benefits of the merger to Olympic’s shareholders;
•directly or indirectly adjust, split, combine, redeem or reclassify any shares of Heritage common stock;
•amend the terms of, waive any rights under, terminate (other than at its stated expiration date), violate the terms of or enter into any contract or other binding obligation relating to Heritage common stock or rights associated therewith; or
•agree to take, make any commitment to take, or adopt any resolutions of the Heritage Board in support of, any of the actions prohibited by the merger agreement.
Certain covenants of the parties
Both parties have agreed to cooperate with the other in connection with obtaining the regulatory approvals for the transactions contemplated by the merger agreement. Both parties agree, among other things:
•to cooperate in the preparation and filing of all applications, notices and documents required to obtain regulatory approval and/or consents from governmental authorities for the merger;
•to coordinate any disclosure of nonpublic information to third parties concerning the transactions contemplated by the merger agreement;
•to exercise good faith and use reasonable best efforts to satisfy the covenants and conditions required to close the merger and to consummate the merger as soon as practicable;
•that neither will intentionally act in a manner that would cause a breach of the merger agreement; and
•to provide one another reasonable opportunity to consult concerning the defense of any shareholder litigation against the Heritage or Olympic, as applicable, or any of their respective directors or officers relating to the transactions contemplated by the merger agreement.
Olympic has also agreed, among other things, to the following:
•to notify Heritage of any fact, event or circumstance known to it that is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in a material adverse effect on Olympic;
•to notify Heritage of any fact, event or circumstance known to it that would cause or constitute a material breach of any of Olympic’s representations, warranties, covenants or agreements contained in the merger agreement that reasonably would be expected to give rise, individually or in the aggregate, to the failure of a closing condition;
•to duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of obtaining approval of the merger agreement and the transactions contemplated therein;
•to take all steps necessary, at the written request of Heritage, to amend or terminate, prior to the effective time, any of its benefit plans and pay all amounts owing pursuant to such plans;
•to amend or terminate, as requested by Heritage, any employee benefit plan (other than certain salary continuation agreements or supplemental retirement agreements) of Olympic or its subsidiaries, including the Kitsap Bank 401(k) plan, prior to the effective time of the merger;

•to terminate, and distribute all amounts deferred pursuant to, the certain identified deferred compensation plans prior to the effective time of the merger, and obtain from recipients of such payments an acknowledgement that such payment is all that is owing to the recipient pursuant to the deferred compensation plan and that neither Olympic nor Kitsap Bank bears any responsibility for any tax consequences related thereto;
•to deliver title commitments, surveys and title insurance policies with respect to all real properties owned by Olympic and its subsidiaries;
•to use commercially reasonable efforts to deliver to Heritage executed landlord estoppel letters with respect to all properties leased by Olympic and Kitsap Bank;
•to redeem its outstanding subordinated notes prior to the closing date;
•to sell all of its Visa Class B restricted shares prior to the closing date;
•to use commercially reasonable efforts to terminate and unwind any interest rate hedges;
•to provide Heritage with an analysis, prepared by an independent accounting firm of nationally recognized standing, calculating certain payments and determining whether any such payments constitute an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code, such that the payments will not cause a disallowance of a deduction under Section 280G of the Internal Revenue Code or an excise tax on the recipient imposed by Section 4999 of the Internal Revenue Code; and
•to take all steps necessary to ensure that any severance benefits or other payment made to any employee of Olympic or its subsidiaries (pursuant to any employment, change in control, severance, salary continuation agreement, or other agreement), that is triggered by the merger, will not constitute an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code.
No solicitation of or discussions relating to an acquisition proposal
The merger agreement contains provisions prohibiting Olympic from initiating, soliciting, encouraging or knowingly facilitating an alternative proposal to the merger. Olympic agreed to immediately cease and terminate any activities, discussions or negotiations conducted before the date of the merger agreement with any persons other than Heritage with respect to any acquisition proposal. Moreover, Olympic has agreed that it will not, and will cause each of its subsidiaries its and its subsidiaries’ officers, directors, agents, advisors and affiliates not to, initiate, solicit, encourage or knowingly facilitate any inquiry or proposal or enter into any negotiations or discussions with any person or entity concerning any proposed acquisition of Olympic or its subsidiaries, or furnish any confidential or nonpublic information to any person or entity proposing or seeking such an acquisition.
However, the merger agreement provides that Olympic may furnish such information pursuant to a customary confidentiality agreement and engage in such negotiations or discussions in response to an unsolicited acquisition proposal, if the Olympic Board determines in good faith that such proposal constitutes or is reasonably likely to result in a superior proposal, and, after consultation with outside counsel, concludes the failure to take action with respect to such proposal is reasonably likely to result in a violation of the Olympic Board’s fiduciary duties. If the Olympic Board determines that it is necessary to pursue a superior proposal in order to act in a manner consistent with its fiduciary duties, the Olympic Board may withhold, withdraw, qualify or adversely modify its recommendation to Olympic shareholders with respect to the approval and adoption of the merger agreement and the transactions contemplated therein, and/or terminate the merger agreement. However, the Olympic Board may not terminate the merger agreement for a superior proposal unless it has first notified Heritage and otherwise negotiated with Heritage so that the merger may be effected.
Under the merger agreement, a “superior proposal” means any written acquisition proposal which the Olympic Board concludes in good faith to be more favorable from a financial point of view to its shareholders than the merger and the transactions contemplated by the merger agreement, after (i) receiving the advice of its financial advisor, (ii) taking into account the likelihood and timing of consummation of the proposed transaction on the terms set forth therein as compared to the merger and (iii) taking into account all legal, financial, regulatory and other aspects of such proposal and any other relevant factors permitted under applicable legal requirements. If Heritage terminates the merger agreement because Olympic breaches its covenant not to solicit an acquisition proposal from a third party or if Olympic terminates the merger agreement in order to enter into an agreement for a superior proposal, Olympic will pay to Heritage a termination fee equal to $7.0 million. See “Description of the Merger Agreement—Termination fees.”

Representations and warranties
The merger agreement contains representations and warranties made by Olympic and Heritage. These include, among other things, representations relating to:
•valid corporate organization and existence;
•ownership and corporate organization and existence of their respective subsidiaries;
•corporate power and authority to enter into the merger and the merger agreement;
•absence of any breach of organizational documents or law as a result of the merger;
•capitalization;
•financial statements and regulatory filings;
•books and records;
•certain tax matters;
•employee matters and employee benefits;
•compliance with laws;
•absence of certain litigation or orders;
•absence of material adverse changes;
•absence of certain defaults;
•compliance with environmental laws;
•transactions with affiliates;
•investment matters;
•insurance matters;
•cybersecurity;
•broker/finder fees;
•absence of any reason why the granting of any of the required regulatory approvals would be denied or unduly delayed;
•financial advisor fairness opinions; and
•full disclosure.
Olympic made additional representations and warranties to Heritage in the merger agreement relating to, among other things:
•real property, personal property and other material assets;
•loans and allowance for loan losses;
•tax matters;
•employee benefit matters;
•absence of any breach of material contracts as a result of the merger;
•compliance with, absence of default under and information regarding, material contracts;
•labor matters;
•intellectual property;
•investment securities;
•fiduciary accounts and investment management activities; and
•indemnification matters.
Regulatory matters
Heritage and Olympic have agreed to cooperate with each other and use their respective reasonable best efforts to promptly (and in the case of the requisite regulatory approvals, within 60 days after the date of the merger agreement) prepare and file with the applicable regulatory authorities, including the FDIC, WDFI and the Federal Reserve, all appropriate applications, waiver requests, notices or filings to obtain all requisite regulatory approvals, and will comply with the terms of such requisite regulatory approvals. Heritage shall provide Olympic with copies of the non-confidential portions of all applications, notices or filings, keep Olympic informed as to the progress of such applications and provide Olympic with copies of all non-confidential correspondence or orders evidencing the requisite regulatory approvals. Olympic will, upon request, furnish Heritage with all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any such applications, notices or filings.

Employee matters
The merger agreement provides that all individuals employed by Olympic and its subsidiaries immediately prior to the closing of the merger will automatically become employees of Heritage or its subsidiaries, to be covered by a severance policy under which employees who incur a qualifying involuntary termination of employment will be eligible to receive severance pay. Notwithstanding the foregoing, continuing employees of Olympic and its subsidiaries who are entitled to receive severance in connection with an existing employment or similar agreement shall not be eligible for such standard severance payments. Continuing employees will initially receive or be eligible to participate in employee benefit plans and compensation opportunities Heritage, in the aggregate, are substantially comparable those made available to similarly-situated employees of Heritage under its existing employee benefit plans, subject to certain exceptions set forth in the merger agreement. For the avoidance of doubt, nothing in the merger agreement is intended to provide any rights to continued employment for any employees of Olympic or its subsidiaries for any period of time following the closing of the merger.
Heritage shall use commercially reasonable efforts to provide that each continuing employee of Olympic or its subsidiaries shall be immediately eligible to participate, without any waiting time, in any and all Heritage employee benefit plans (excluding equity or equity-based, nonqualified deferred compensation, severance, retention, long-term incentive, change in control, defined benefit pension and post-employment welfare benefit plans and opportunities), to the extent coverage under such plans is similar in type to an applicable Olympic employee benefit plan in which such continuing employee was participating immediately prior to the closing date of the merger. For purposes of each Heritage employee benefit plan providing medical, dental, pharmaceutical, vision or similar benefits, all pre-existing condition exclusions and actively-at-work requirements shall be waived for each continuing employee and his or her covered dependents, unless such conditions would not have been waived under the prior Olympic employee benefit plan in which such continuing employee participated or was eligible to participate immediately prior to the closing of the merger.
In addition, with respect to any Heritage employee benefit plan in which any continuing employees first become eligible to participate on or after the closing date, Heritage will credit all years of service of such employees with Olympic and its subsidiaries. Notwithstanding the foregoing, Heritage’s obligation to provide credit for years of service shall not apply to the extent it would result in duplication of benefits for the same period of services.
In addition, if directed by Heritage, Olympic will terminate any of its existing employee benefit plans (other than certain salary continuation agreements or supplemental retirement agreements), effective as of, and contingent upon, the effective time, including without limitation Kitsap Bank’s 401(k) plan.
Conditions to consummation of the merger
Closing Conditions for the Benefit of Heritage. Heritage’s obligations are subject to fulfillment of certain conditions, including:
•accuracy of representations and warranties of Olympic in the merger agreement as of the closing date, except as otherwise set forth in the merger agreement;
•performance by Olympic in all material respects of its obligations under the merger agreement;
•approval of the merger agreement and the transactions contemplated therein at the Olympic special meeting, and approval of the issuance of Heritage common stock pursuant to the merger agreement at the Heritage special meeting;
•no proceeding, other than shareholder litigation, involving any challenge to, or seeking damages or other relief in connection with, any transaction contemplated by the merger agreement, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the contemplated transactions, in either case that would reasonably be expected to have a material adverse effect on Heritage, as the surviving entity;
•no order, injunction, decree, statute, rule, regulation or other legal restraint or prohibition preventing or making illegal the consummation of the merger or any of the other transactions contemplated by the merger agreement;
•receipt of all necessary regulatory approvals;
•the registration statement, of which this joint proxy statement/prospectus is a part, concerning Heritage common stock issuable pursuant to the merger agreement, having been declared effective by the SEC;

•receipt of a certificate signed on behalf of Olympic certifying (i) the accuracy of the representations and warranties of Olympic in the merger agreement and (ii) performance by Olympic in all material respects of its obligations under the merger agreement;
•receipt of a tax opinion from Barack Ferrazzano that (i) the merger constitutes a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, (ii) each of Heritage and Olympic will be a party to such reorganization within the meaning of Section 368(b) of the Internal Revenue Code, and (iii) no gain or loss will be recognized by holders of Olympic capital stock upon the receipt of shares of Heritage common stock in exchange for their shares of Olympic capital stock, except to the extent of any cash received in lieu of fractional shares of Heritage common stock;
•receipt of a FIRPTA compliance certificate, executed by an officer of Olympic;
•non-objection of the Nasdaq Stock Market, LLC of the listing of the shares of Heritage common stock issuable pursuant to the merger agreement on Nasdaq;
•dissenters’ shares shall be less than 5% of the issued and outstanding shares of Olympic capital stock; and
•no material adverse change in the financial condition, assets or business of Olympic since the date of the merger agreement.
Closing Conditions for the Benefit of Olympic. Olympic’s obligations are subject to fulfillment of certain conditions, including:
•accuracy of representations and warranties of Heritage in the merger agreement as of the closing date, except as otherwise set forth in the merger agreement;
•performance by Heritage in all material respects of its obligations under the merger agreement;
•approval of the merger agreement and the transactions contemplated therein at the Olympic special meeting, and approval of the issuance of Heritage common stock pursuant to the merger agreement at the Heritage special meeting;
•no proceeding, other than shareholder litigation, involving any challenge to, or seeking damages or other relief in connection with, any transaction contemplated by the merger agreement, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the contemplated transactions, in either case that would reasonably be expected to have a material adverse effect on Heritage, as the surviving entity;
•no order, injunction, decree, statute, rule, regulation or other legal restraint or prohibition preventing or making illegal the consummation of the merger or any of the other transactions contemplated by the merger agreement;
•receipt of all necessary regulatory approvals;
•the registration statement, of which this joint proxy statement/prospectus is a part, concerning Heritage common stock issuable pursuant to the merger agreement, having been declared effective by the SEC;
•receipt of a certificate signed on behalf of Heritage certifying (i) the accuracy of representations and warranties of Heritage in the merger agreement and (ii) performance by Heritage in all material respects of its obligations under the merger agreement;
•receipt of a tax opinion from Otteson Shapiro that (i) the merger constitutes a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, (ii) each of Heritage and Olympic will be a party to such reorganization within the meaning of Section 368(b) of the Internal Revenue Code, and (iii) no gain or loss will be recognized by holders of Olympic capital stock upon the receipt of shares of Heritage common stock in exchange for their shares of Olympic capital stock, except to the extent of any cash received in lieu of fractional shares of Heritage common stock;
•non-objection of the Nasdaq Stock Market, LLC of the listing of the shares of Heritage common stock issuable pursuant to the merger agreement on Nasdaq; and
•no material adverse change in the financial condition, assets or business of Heritage since the date of the merger agreement.
Indemnification and insurance
Under the merger agreement, Heritage has agreed that for a period of six years from and after the effective time of the merger, Heritage shall indemnify, defend and hold harmless, each current or former director, officer or employee of Olympic or any of its subsidiaries (including Kitsap Bank) or any person who is or was serving at the request of Olympic or any of its subsidiaries as a director, officer or employee of another person, (each, an “indemnified party”) and any person who becomes an indemnified party between the date of the merger agreement and the effective time of the merger, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the effective time of the merger, including the transactions contemplated by the merger agreement, whether asserted or claimed prior to, at or after the effective time of the merger, to the fullest extent permitted by law. Heritage has also agreed to advance expenses incurred by an indemnified party in each such case to the fullest extent permitted by applicable law, as set forth in the merger agreement.
•Pursuant to the terms of the merger agreement, Heritage agreed to maintain, for up to six years following the effective time, insurance coverage under the current policy of directors’ and officers’ liability insurance maintained by Olympic and Kitsap Bank for actions taken prior to the effective time of the merger. If a six-year term of insurance coverage is not available, the term for the insurance will be such other maximum period of time for which coverage is available at a cost not to exceed 150% of the premiums Olympic or Kitsap Bank paid for its current policy term.
•Heritage will ensure that, if Heritage consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger, or if Heritage transfers all or substantially all its properties and assets to any person, any successor or assign of Heritage will assume the indemnification, advancement of expenses, and insurance obligations set forth in the merger agreement.
Dividends
Heritage and Olympic have agreed to coordinate with each other the declaration of any dividends in respect of Heritage common stock and Olympic capital stock and the record dates and payment dates relating thereto, it being the intention of the parties that holders of Olympic capital stock will not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Olympic capital stock and any shares of Heritage common stock any such holder receives in exchange therefor in the merger.
Termination
Heritage and Olympic may mutually agree to terminate the merger agreement and abandon the merger at any time. Subject to conditions and circumstances described in the merger agreement, either Heritage or Olympic may also terminate the merger agreement as follows:
•the other party has breached or failed to perform its obligations under the merger agreement, which breach or failure to perform would result in the failure of any of the closing conditions and such breach or failure has not or cannot be cured within 30 days, provided its inability to satisfy the condition was not caused by the non-breaching party’s failure to comply in all material respects with any of its obligations under the merger agreement;
•any regulatory authority has denied approval of any of the transactions contemplated by the merger agreement or any application for a necessary regulatory approval has been permanently withdrawn at the request of a regulatory authority or has been withdrawn and has not been resubmitted to such regulatory authority within 30 days, provided that such right to terminate is not available to a party whose failure to fulfill any of its obligations under the merger agreement has been the cause of the denial or withdrawal of regulatory approval;
•failure to receive approval by Olympic shareholders for the merger agreement and the transactions contemplated therein or failure to receive approval by Heritage shareholders for the issuance of Heritage common stock pursuant to the merger agreement, following the special meeting held for such purpose, provided that such right to terminate is not available to a party whose failure to fulfill any of its obligations under the merger agreement has been the cause of such failure;
•the merger is not consummated by June 25, 2026, provided that such date shall be extended to September 25, 2026 if any regulatory approval has not been obtained and neither party has received notice from any regulatory authority that any request for such regulatory approval has been denied, and provided further that such right to terminate is not available to a party whose failure to fulfill any of its obligations under the merger agreement has resulted in the failure of the merger to be consummated before such date; or
•a court or regulatory authority has enjoined or prohibited any of the transactions contemplated in the merger agreement.

In addition, a particular party may terminate the merger agreement as follows:
•Heritage may terminate if Olympic materially breaches any of its obligations with respect to soliciting alternative acquisition proposals or holding a meeting of its shareholders to approve the merger agreement and the transactions contemplated therein;
•Olympic may terminate in order to enter into an agreement with respect to an unsolicited superior proposal from a third party;
•Heritage may terminate in the event that certain types of encumbrances exist with respect to Olympic’s real property that materially interfere with the use or operation of such real property, or materially affect the fair market value of such real property, or certain environmental conditions exist with respect to Olympic’s real property that would reasonably be expected to require further investigation, cleanup or remediation;
•Heritage may terminate if the Olympic Board makes, or publicly proposes to make, an adverse recommendation to Olympic’s shareholders; or
•Olympic may terminate if Heritage materially breaches any of its obligations with respect to holding a meeting of its shareholders to approve the issuance of Heritage common stock pursuant to the merger agreement.
Any termination of the merger agreement will not relieve the breaching party from liability resulting from its fraud or any willful and material beach by that party of the merger agreement.
Termination fees
Termination Fees Payable by Olympic. Olympic has agreed to pay Heritage a termination fee of $7.0 million if the merger agreement is terminated under the following circumstances:
•Heritage terminates the merger agreement because Olympic breaches its covenant not to solicit an acquisition proposal from a third party or its obligations related to holding a shareholder meeting to approve the merger agreement and the transactions contemplated therein;
•Heritage terminates the merger agreement because the Olympic Board makes, or publicly proposed to make, an adverse recommendation to Olympic’s shareholders;
•Olympic terminates the merger agreement in order to enter into an agreement with respect to an unsolicited superior proposal; or
•if, prior to termination, another acquisition proposal is known to Olympic, has been made directly to Olympic’s shareholders or is publicly announced, and (i) thereafter the merger agreement is terminated by Heritage upon Olympic’s material breach of its obligations under the merger agreement and (ii) within twelve months after such termination Olympic enters into a definitive written agreement with respect to such acquisition proposal.
Termination Fee Payable by Heritage. Heritage has agreed to pay Olympic a termination fee of $7.0 million if Olympic terminates the merger agreement because Heritage materially breaches any of its obligations with respect to holding a meeting of its shareholders to approve the merger agreement and the transactions contemplated therein, including the issuance of Heritage common stock pursuant to the merger agreement.
Management of Heritage and Olympic after the merger
Each of the officers and directors of Heritage immediately prior to the effective time of the merger will be the officers and directors of the surviving company from and after the effective time of the merger, until their respective successors have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of Heritage, as amended.
Expenses and fees
Except as otherwise provided in the merger agreement, all costs and expenses incurred in connection with the merger, the merger agreement and the transactions contemplated therein will be paid by the party incurring such expense, including the costs and expenses of printing and mailing this joint proxy statement/prospectus to the parties’ respective shareholders, whether or not the merger is consummated.
Nasdaq stock listing
Heritage common stock currently is listed on Nasdaq under the symbol “HFWA.” The shares of Heritage common stock to be issued to Olympic’s shareholders as merger consideration also will be eligible for trading on Nasdaq.

Governing law
The merger agreement is governed by and will be construed in accordance with the laws of the State of Washington, without regard to any applicable conflicts of law principles.
Amendment
The merger agreement may be amended in writing by the parties.

BENEFICIAL OWNERSHIP OF OLYMPIC CAPITAL STOCK BY MANAGEMENT AND PRINCIPAL SHAREHOLDERS OF OLYMPIC
The following table sets forth the beneficial ownership of Olympic capital stock as of November 28, 2025, which is the most recent practicable date prior to the filing of this joint proxy statement/prospectus, by: (i) each person who is known by Olympic to beneficially own more than 5% of the outstanding shares of Olympic capital stock; (ii) each director and executive officer of Olympic; and (iii) all directors and executive officers of Olympic as a group. The information has been obtained from Olympic, or from information furnished directly by the person named below to Olympic.
Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares. The percentage of beneficial ownership is calculated based upon 159,280 shares of Olympic capital stock issued and outstanding as of November 28, 2025, including 15,928 shares of Class A voting common stock and 143,352 shares of Class B nonvoting common stock.
In connection with the merger agreement, each director and executive officer of Olympic who is also a Class A voting common shareholder of Olympic entered into a voting and support agreement with Heritage, pursuant to which they have agreed to vote all of their shares of Olympic Class A voting common stock, representing approximately 54% of the outstanding shares of Olympic Class A voting common stock as of the record date, in favor of the merger agreement and the transactions contemplated therein at the Olympic special meeting, subject to the terms and conditions of such agreement. In addition, these individuals have indicated that they will also vote their shares of Olympic Class B nonvoting common stock, representing approximately 54% of the outstanding shares of Olympic Class B nonvoting common stock as of the record date, in favor of the merger agreement in the class vote required under Washington law. Following the merger, it is anticipated that Ms. Smith and Ms. Smith Pigors will each own approximately 5% of the outstanding shares of Heritage common stock.
Unless indicated otherwise, the address for each shareholder listed in the table below is: c/o Olympic Bancorp, Inc., 619 Bay Street, Port Orchard, Washington 98366.

Directors and Executive Officers	Amount and Nature of Beneficial Ownership of Class A Voting Common Stock(1)		Amount and Nature of Beneficial Ownership of Class B Nonvoting Common Stock(1)		Ownership as % of Capital Stock Outstanding
Cynthia Langer Smith	4,188		37,683		26.29%
Melinda Smith Pigors	4,281	(2)	38,532	(2)	26.88%
Steven L. Politakis	10		90		* %
John C. Hogan	8		72		* %
Robert Wise	3	(3)	27	(3)	* %
Anthony Panagiotu	30		270		* %
Tina Pappas	—		—		—%
Jeff Dolven	—		—		—%
Anthony George	2	(4)	18	(4)	* %
Alan Crain
All Directors and Executive Officers as a Group (10 persons)	8,522		76,692		53.50%

5% Shareholders
Stephanie Meredith Smith	4,307	(5)	38,765	(5)	27.04%
__________________
Notes:
*Denotes less than 1%.
(1)In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner for purposes of this table, of any shares of Olympic capital stock if he or she has shares or voting or investment power with respect to such security, or has a right to acquire beneficial ownership at any time within 60 days from November 28, 2025, the most recent practicable date. For purposes of calculating each person’s percentage ownership, shares issuable pursuant to stock awards exercisable within 60 days from November 28, 2025 are included as outstanding and beneficially owned for that person or group, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each person identified in the table has sole voting and investment power over all of the shares shown opposite such person’s name. As used herein, “voting power” is the power to vote or direct the voting of shares, and “investment power” is the power to dispose or direct the disposition of shares. The nature of beneficial ownership for shares shown in this column, unless otherwise noted, represents sole voting and investment power.
(2)Includes 4,277 shares of Class A voting common stock and 38,496 shares of Class B nonvoting common stock held jointly by Ms. Smith Pigors and her spouse in a trust for the benefit of Ms. Smith Pigors and her spouse; 2 shares of Class A voting common stock and 18 shares of Class B nonvoting common stock owned by Ms. Smith Pigors’ spouse; and 2 shares of Class A voting common stock and 18 shares of Class B nonvoting common stock owned by Ms. Smith Pigors’ daughter.
(3)Includes 2 shares of Class A voting common stock and 18 shares of Class B nonvoting common stock held jointly by Mr. Wise and his spouse.
(4)All shares held jointly by Mr. George and his spouse in a trust for the benefit of Mr. George and his spouse.
(5)Includes 1,706 shares of Class A voting common stock and 36,020 shares of Class B nonvoting common stock held in a trust for the benefit of Ms. Smith.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF OLYMPIC
The following is a discussion of the financial condition of Olympic as of September 30, 2025, December 31, 2024, and December 31, 2023, and its results of operations for each of the nine months ended September 30, 2025, and 2024, as well as the two years ended December 31, 2024, and 2023. The following discussion and analysis should be read in conjunction with the sections of this joint proxy statement/prospectus entitled “Special Cautionary Note regarding Forward-Looking Statements,” “Risk Factors,” and Olympic’s consolidated financial statements and the accompanying notes included elsewhere in this joint proxy statement/prospectus.
Olympic is a bank holding company providing community banking products and services through its wholly‑owned subsidiary, Kitsap Bank, headquartered in Port Orchard, Washington. Kitsap Bank grants commercial, residential and consumer loans, accepts deposits and provides banking services to customers primarily in western Washington. Kitsap Bank is subject to competition from other financial institutions and nonfinancial institutions providing financial products. Additionally, Olympic and Kitsap Bank are subject to the regulations of certain regulatory agencies and undergo periodic examination by those regulatory agencies.
As of September 30, 2025, Olympic had total consolidated assets of $1.67 billion, total net loans of $893.8 million, total deposits of $1.42 billion and total shareholders’ equity of $143.0 million.
This management’s discussion and analysis is presented to assist the reader in understanding and evaluating the financial condition and results of operations of Olympic. The analysis focuses on the consolidated financial statements, footnotes, and other financial data presented. The discussion highlights material changes from prior reporting periods and any identifiable trends which may affect Olympic. Amounts have been rounded for presentation purposes. This management’s discussion and analysis should be read in conjunction with the “Audited Consolidated Financial Statements of Olympic Bancorp, Inc.” beginning on page F-3 and the “Unaudited Consolidated Financial Statements of Olympic Bancorp, Inc.” beginning on page F-38.
Critical Accounting Policies
The accounting and reporting policies of Olympic conform to GAAP in the United States and general practices within the financial institution industry. To prepare financial statements in conformity with GAAP, management makes estimates, assumptions and judgments based on available information that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates, assumptions and judgments are based on information available as of the date of the financial statements and, as this information changes, actual results could differ from the estimates, assumptions and judgments reflected in the financial statements. Olympic uses peer group historical loss factors as one factor in determining the inherent loss that may be present in its loan portfolio, however actual losses could differ significantly from the peer group historical factors that are used. In addition, GAAP itself may change from one previously acceptable method to another method. Management has identified the allowance for credit losses as an accounting policy critical in understanding Olympic’s financial statements.
Olympic’s significant accounting policies are presented in Note 1 of its audited consolidated financial statements included with this joint proxy statement/prospectus, beginning on page F-11. These policies, along with the disclosures presented in the other financial statement notes and in this discussion, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Recent accounting pronouncements and standards that have impacted or could potentially affect Olympic are also discussed in Note 1 of its audited consolidated financial statements included with this joint proxy statement/prospectus.
Allowance for Credit Losses—The Allowance for Credit Losses (“ACL”) on loans is a valuation account that is deducted from the amortized cost basis of loans to present the net amount expected to be collected. The ACL is adjusted through the provision for credit losses to the amount of amortized cost basis not expected to be collected at the balance sheet date.
The measurement of expected credit losses encompasses information about historical events, current conditions and reasonable and supportable forecasts. Determining the amount of the ACL is complex and requires extensive judgment by management about matters that are inherently uncertain. Re-evaluation of the ACL estimate in future periods, in light of changes in composition and characteristics of the loan portfolio, changes in the reasonable and supportable forecast and other factors then prevailing may result in material changes in the amount of the ACL and credit loss expense in those future periods.
When available information confirms that specific loans or portions thereof are uncollectible, the identified amounts are charged against the ACL. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent and the borrower has not demonstrated the ability or intent to bring the loan current; Olympic has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair value of the loan collateral is significantly below the current loan balance; and there is little or no near-term prospect for improvement.
Expected credit losses are estimated on a collective basis for groups of loans that share similar risk characteristics. Factors that may be considered in aggregating loans for this purpose include but are not necessarily limited to, product or collateral type, geography, and internal risk ratings. For loans that do not share similar risk characteristics with other loans such as collateral dependent loans, expected credit losses are estimated on an individual basis.
Collateral Dependent Loans. Collateral dependent loans are those for which the borrower is experiencing financial difficulty and repayment is potentially expected to be provided substantially through the operation or sale of the collateral. These loans do not typically share similar risk characteristics with other loans and expected credit losses are evaluated on an individual basis. Loans evaluated individually are not included in the collective evaluation. When repayment depends on sale of the collateral, expected losses are based on the fair value of the collateral at the reporting date and adjusted for selling costs as appropriate.
Unfunded Commitments. Expected credit losses related to off-balance sheet credit exposures are estimated over the contractual period for which Olympic is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by Olympic. Expected credit losses are estimated using essentially the same methodologies employed to estimate expected credit losses on the amortized cost basis of loans, taking into consideration the likelihood and amount of additional amounts expected to be funded over the terms of the commitments. The liability for credit losses on off-balance sheet credit exposures is presented within other liabilities, distinct from the ACL. Adjustments to the liability are included in the provision for credit losses.
Interest Accrued and Not Yet Collected. Accrued interest is recorded separately on the balance sheet from loans and the allowance for credit losses. For any loans placed on non-accrual or charged off, all accrued interest not yet recognized is reversed against interest income. Additionally, the amortization of related deferred loan fees or costs is suspended. Interest for these loans is accounted for using the cash-basis or cost-recovery method until they qualify for return to accrual status. The cash-basis method is utilized when it is determined that both the principal and interest of the loan are collectible. Conversely, if there are doubts regarding the collectability of the principal and interest, payments are applied to reduce the loan principal. The decision on the ultimate collectability of the loan is supported by a current and thoroughly documented credit evaluation of the borrower's financial condition. This evaluation includes an assessment of the borrower's historical repayment performance and other relevant factors influencing their prospects for repayment. Loans are reinstated to accrual status when all contractual principal and interest payments are brought up to date, the borrower has demonstrated a sustained period of performance, and future payments are deemed reasonably assured.
Held-to-Maturity Debt Securities. Olympic maintains an ACL for HTM debt securities to recognize potential future losses due to credit risk. The allowance is established on a collective basis by major security type based on historical experience, current market conditions, and reasonable and supportable forecasts.
The ACL is a valuation allowance deducted from the amortized cost of the debt securities to present the net carrying amount at the amount expected to be collected. Factors considered in the estimation of the allowance include historical industry default and loss rates, industry trends, economic conditions, and specific borrower or issuer considerations.
Management performs regular assessments of the ACL, adjusting the allowance as necessary to reflect changes in credit risk and market conditions. When available information confirms that specific HTM debt securities or portions thereof are uncollectible, the identified amounts are charged against the ACL.
HTM debt securities will be placed on non-accrual status if Olympic does not reasonably expect to receive interest payments in the future and interest accrued will be reversed against interest income. HTM debt securities will be returned to accrual status only when collection of interest is reasonably assured.

Results of Operations—Comparison of Results Between the Nine Months Ended September 30, 2025 and the Nine Months Ended September 30, 2024
General. Net income increased $5.1 million, or 100.8%, to $10.1 million for the nine months ended September 30, 2025, from $5.0 million for the nine months ended September 30, 2024. Details of significant changes are discussed below.
Net Interest Income. Net interest income increased $1.9 million, or 5.3%, to $38.1 million for the nine months ended September 30, 2025, from $36.2 million for the nine months ended September 30, 2024. Total average interest-earning assets were unchanged at $1.49 billion for both the nine months ended September 30, 2025 and September 30, 2024. Olympic’s net interest margin increased 17 basis points to 3.42% for the nine months ended September 30, 2025, from 3.25% for the nine months ended September 30, 2024. The increase was driven primarily by the repricing of variable rate loans and the origination of new loans in a higher interest rate environment, as well as reduced funding costs due to growth in deposits and reduced usage of Federal Home Loan Bank borrowings.
Interest Income. Total interest income increased $746,000, or 1.4%, to $53.7 million for the nine months ended September 30, 2025, from $52.9 million for the nine months ended September 30, 2024. This increase was driven by higher yields on loan originations during 2025. The yield on loans receivable increased 8 basis points to 5.80% for the nine months ended September 30, 2025, from 5.72% for the nine months ended September 30, 2024. The increase was driven primarily by the origination of new loans in a higher interest rate environment.
Interest Expense. Interest expense decreased $1.1 million, or 7.0%, to $15.6 million for the nine months ended September 30, 2025, from $16.7 million for the nine months ended September 30, 2024. This decrease was a result of a shift in funding sources from higher rate FHLB advances to lower cost deposits. Deposits increased to 96% of all funding sources at September 30, 2025, from 89% of all funding sources at September 30, 2024.
Provision for Credit Losses. Olympic’s provision for (reversal of) credit losses is a charge (credit) to income in order to bring its allowance for credit losses to a level deemed appropriate by management. The reversal of provision for credit losses was $429,000 for the nine months ended September 30, 2025, compared to a provision of $3.0 million for the nine months ended September 30, 2024. The reversal of provision was primarily due to reduced total loans from loan payoffs of construction and development loans. The reversal and provision for credit losses for the nine months ended September 30, 2025 and 2024, respectively, were related to management’s estimation of the allowance for credit losses, as described above in the “Allowance for Credit Losses” section. Olympic’s credit quality metrics remained strong with minimal nonperforming assets and past due loans as of September 30, 2025.
The following table presents the components of the (reversal of) provision for credit losses for the nine months ended September 30, 2025 and 2024:

	For the nine months ended, September 30
(Dollars in thousands)	2025	2024
(Reversal of) provision for credit losses on:
Loans	$(388)	$(147)
Unfunded commitments	(41)	50
Securities held-to-maturity	—	3,080
Total (reversal of) provision for credit losses	$(429)	$2,983
Noninterest Income. Noninterest income increased $3.7 million, or 40.9% to $12.6 million for the nine months ended September 30, 2025, from $8.9 million for the nine months ended September 30, 2024. Olympic’s primary sources of noninterest income are service charges and fees on deposits accounts, merchant and interchange income, income from bank-owned life insurance, and lease payments on solar leases. Noninterest income does not include loan origination fees, which are recognized over the life of the related loan as an adjustment to yield using the interest method.

The following table is a comparison of the components of noninterest income for the nine months ended September 30, 2025 and 2024:

	For the nine months ended, September 30
(Dollars in thousands)	2025	2024	Change ($)	Change (%)
Service charges and fees on deposit accounts	$1,305	$1,307	$(2)	(0.2)%
Merchant and interchange income	2,552	2,559	$(7)	(0.3)%
Leased solar equipment income	1,608	1,608	$—	—%
Employee Retention Credit	3,814	—	$3,814	—%
Income from bank-owned life insurance	1,069	731	$338	46.2%
Notable variances for the noninterest income table above are as follows:
•Employee Retention Credits were recognized when received in 2025.
•Income from bank-owned life insurance increased due to death benefit gains, increased investments in bank-owned life insurance, and higher crediting rates.
Noninterest Expense. Noninterest expense increased $2.5 million, or 7.0% to $39.1 million for the nine months ended September 30, 2025, from $36.5 million for the nine months ended September 30, 2024. Olympic’s primary components of noninterest expense are compensation and employee benefits, premises and occupancy costs, data processing and technology expense, depreciation on leased solar equipment, merchant and interchange expenses, and state and local taxes.
The following table is a comparison of the components of noninterest expense for the nine months ended September 30, 2025 and 2024:

	For the nine months ended, September 30
(Dollars in thousands)	2025	2024	Change ($)	Change (%)
Compensation and employee benefits	$24,106	$22,260	$1,846	8.3%
Premises and occupancy costs	2,750	2,658	92	3.5%
Data processing and technology expense	4,429	4,165	264	6.3%
Depreciation on leased solar equipment	1,562	1,562	—	—%
Merchant and interchange expense	675	663	12	1.8%
State and local taxes	1,046	986	60	6.1%
Notable variances in the noninterest expense table above are as follows:
•Compensation and employee benefits increased primarily because of normal merit increases which occurred on January 1, 2025, as well as an increase in health benefit costs provided to employees, and higher profit sharing accruals for compensation tied to Olympic’s profitability.
•Premises and occupancy costs increased due to higher utility rates and maintenance and repair costs.
•Data processing increased due to new technology investments and contractual price increases in IT-related contracts based primarily on increases in CPI.
•State and local taxes increased due to higher revenue and increases in local tax rates.
Income Tax Expense. Income tax expense increased $1.4 million, or 225.2%, to $2.0 million for nine months ended September 30, 2025, from $600,000 for the nine months ended September 30, 2024. This increase was due to an increase in the effective tax rate, which increased to 16.2% for the nine months ended September 30, 2025, from 10.6% for the nine months ended September 30, 2024, as well as an increase in pretax earnings, which increased by $6.4 million, or 114.0%, to $12.1 million for the nine months ended September 30, 2025, from $5.6 million for the nine months ended September 30 2024.
The following table provides a reconciliation of Olympic’s effective income tax rate with the Federal statutory income tax rate of 21% for the nine months ended September 30, 2025 and 2024:

	For the nine months ended, September 30, 2025		For the nine months ended, September 30, 2024
(Dollars in thousands)	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
Income taxes at statutory rate	$2,534	21.0%	$1,184	21.0%
Tax-exempt interest	(489)	(4.1)%	(506)	(9.0)%
Income from investments in life insurance	(201)	(1.7)%	(154)	(2.7)%
Other, net	107	1.0%	76	1.3%
Total income tax expense	1,951	16.2%	600	10.6%
Results of Operations—Comparison of Results Between the Year Ended December 31, 2024 and the Year Ended December 31, 2023
General. Net income decreased $9.3 million, or 64.0%, to $5.2 million for the year ended December 31, 2024, from $14.5 million for the year ended December 31, 2023. In 2024, Olympic charged off a municipal loan due to a municipal bankruptcy which required a $5.9 million provision for credit losses on held-to-maturity securities to replenish the ACL.
Net Interest Income. Net interest income decreased $2.4 million, or 4.8%, to $48.5 million for the year ended December 31, 2024, from $51.0 million for the year ended December 31, 2023. Total average interest-earning assets increased to $1.49 billion for the year ended December 31, 2024 from $1.46 billion for the year ended December 31, 2023. Olympic’s net interest margin decreased 23 basis points to 3.26% for the year ended December 31, 2024, from 3.49% for the year ended December 31, 2023.
Interest Income. Total interest income increased $6.3 million, or 9.7%, to $70.9 million for the year ended December 31, 2024, from $64.6 million for the year ended December 31, 2023. This increase was driven by higher yields on loan originations during 2024. The yield on loans receivable increased 35 basis points to 5.74% for the year ended December 31, 2024, from 5.39% for the year ended December 31, 2023.
Interest Expense. Interest expense increased $8.7 million, or 63.6%, to $22.3 million for the year ended December 31, 2024, from $13.7 million for the year ended December 31, 2023. This increase was a result of an increase in the cost of interest-bearing deposits and an increase in Federal Home Loan Bank borrowings. The total cost of interest bearing liabilities increased 75 basis points, to 2.07% for the year ended December 31, 2024, from 1.32% for the year ended December 31, 2023.
Provision for Credit Losses. Provision for credit losses increased $5.4 million, to $6.0 million for the year ended December 31, 2024, compared to $550,000 for the year ended December 31, 2023. The provision for credit losses recorded in 2024 primarily related to one held to maturity municipal security. The allowance for credit losses was $9.6 million, or 1.07% of total loans, at December 31, 2024, compared to $10.0 million, or 1.19% of total loans, at December 31, 2023.
Noninterest Income. Noninterest income increased $1.3 million, or 12.3%, to $11.6 million for the year ended December 31, 2024, from $10.3 million for the year ended December 31, 2023.
The following table is a comparison of select components of noninterest income for the twelve months ended December 31, 2024 and 2023:

	For the twelve months ended December 31,
(Dollars in thousands)	2024	2023	Change ($)	Change (%)
Service charges and fees on deposit accounts	$1,750	$1,807	$(57)	-3.2%
Merchant and interchange income	3,384	3,561	(177)	-5.0%
Leased solar equipment income	2,144	1,775	369	20.8%
Income from bank-owned life insurance	855	856	(1)	-0.1%
Gain on sale of equity securities	811	—	811	0.0%
Notable variances for the noninterest income table above are as follows:
•Service fees on deposit accounts decreased from the prior year due to lower transaction volumes.
•Merchant and interchange income decreased compared to the prior year due to lower transaction volumes.

•Income on leased solar equipment increased due to new leases.
•Gain on sale of equity of securities increased due to the sale of Visa C shares.
Noninterest Expense. Noninterest expense decreased $260,000, or 0.5%, to $48.6 million for the year ended December 31, 2024, from $48.8 million for the year ended December 31, 2023.
The following table is a comparison of the components of noninterest expense for the twelve months ended December 31, 2024 and 2023:

	For the twelve months ended December 31,
(Dollars in thousands)	2024	2023	Change ($)	Change (%)
Compensation and employee benefits	$29,137	$29,480	$(343)	(1.2)%
Premises and occupancy costs	3,475	3,374	101	3.0%
Data processing and technology expense	5,588	4,933	655	13.3%
Depreciation on leased solar equipment	2,082	1,808	274	15.2%
Merchant and interchange expenses	872	780	92	11.8%
State and local taxes	1,334	923	411	44.5%
Net loss on sales of equity securities available for sale	—	2,090	(2,090)	—%
Notable variances for the noninterest income table above are as follows:
•Compensation and employee benefits decreased primarily because of reduced profit-sharing accruals for compensation tied to Company profitability.
•Premises and occupancy costs increased due to higher utility rates and maintenance and repair costs.
•Data processing and technology expense increased due to the effect of contractual increases based on the Consumer Price Index.
•Depreciation on leased solar equipment increased due to new solar leases.
•State and local taxes increased due to higher revenue and increases in local tax rates.
•Net loss on sales of securities available for sale decreased due to no sales of securities in 2024.
Income Tax Expense. Income tax expense increased $3.0 million, or 112.0%, to $322,000 for the year ended December 31, 2024, from a $2.7 million benefit for the year ended December 31, 2023
Financial Condition
Total Assets. Total assets increased $1.3 million, or 0.1%, to $1.668 billion at September 30, 2025 from $1.667 billion at December 31, 2024. Total assets increased $17.6 million, or 1.1%, to $1.67 billion at December 31, 2024 from $1.65 billion at December 31, 2023. The changes in the various asset categories are discussed below.
Cash and Cash Equivalents. Cash and cash equivalents increased by $38.1 million, or 117.9%, to $70.5 million at September 30, 2025, from $32.4 million at December 31, 2024. This increase was a result of increased liquidity from growth in customer deposits and amortization and maturities of investments. Cash and cash equivalents decreased by $4.2 million, or 11.5%, to $32.4 million at December 31, 2024 from $36.6 million at December 31, 2023. This decrease was the result of an increase in loans from the prior year.
Investment Securities. The carrying value of total investment securities decreased $34.1 million, or 5.8%, to $555.4 million at September 30, 2025, from $589.5 million at December 31, 2024. The decrease was primarily due to amortization and maturities of investments, and reduced holdings of Federal Home Loan Bank stock with the cash received being redeployed into the loan portfolio. The carrying value of total investment securities decreased $40.7 million, or 6.5%, to $589.5 million at December 31, 2024 from $630.2 million at December 31, 2023. This decrease was primarily a result of amortization and maturities of investments with the cash received being redeployed into the loan portfolio.
The following tables show the fair value and weighted average yield of available for sale and held-to-maturity securities as of September 30, 2025, December 31, 2024 and December 31, 2023 according to contractual maturity. Actual maturities may differ from contractual maturities of mortgage-backed securities because the mortgages underlying the securities may be called or prepaid with or without penalty.

	September 30, 2025
(Dollars in thousands)	1 Year or Less	1 to 5 Years	5 to 10 Years	After 10 Years	Total Fair Value
U.S. Treasury and federal Agencies	$—	$37,579	$—	$—	$37,579
U.S. Government sponsored entities and agencies	1,060	196	—	3,555	4,811
Mortgage-backed securities	—	3,083	503	19,049	22,635
Collateralized mortgage obligations	—	3,167	12,081	223,140	238,388
State and municipal securities	14,978	49,841	98,102	78,929	241,850
Corporate debt securities	—	981	4,242	1,353	6,576
Total securities	$16,038	$94,847	$114,928	$326,026	$551,839

Weighted average yield:
U.S. Treasury and federal Agencies	—%	1.44%	—%	—%	1.44%
U.S. Government sponsored entities and agencies	6.30%	5.38%	—%	5.52%	5.68%
Mortgage-backed securities	—%	3.25%	4.39%	3.35%	3.36%
Collateralized mortgage obligations	—%	5.36%	4.19%	2.82%	2.92%
State and municipal securities	3.79%	3.06%	2.61%	2.95%	2.89%
Corporate debt securities	—%	2.00%	5.44%	5.00%	4.91%
Total securities	3.96%	2.49%	2.89%	2.92%	2.87%

	December 31, 2024
(Dollars in thousands)	1 Year or Less	1 to 5 Years	5 to 10 Years	After 10 Years	Total Fair Value
U.S. Treasury and federal Agencies	$24,943	$36,241	$—	$—	$61,184
U.S. Government sponsored entities and agencies	1,284	205	—	3,768	5,257
Mortgage-backed securities	—	3,077	488	20,624	24,189
Collateralized mortgage obligations	4,790	3,933	9,917	223,409	242,049
State and municipal securities	10,773	52,971	81,474	94,232	239,450
Corporate debt securities	—	961	7,934	1,481	10,376
Total securities	$41,790	$97,388	$99,813	$343,514	$582,505

Weighted average yield:
U.S. Treasury and federal Agencies	1.55%	1.44%	—%	—%	1.49%
U.S. Government sponsored entities and agencies	2.76%	5.38%	—%	5.89%	5.10%
Mortgage-backed securities	—%	3.27%	4.41%	3.30%	3.32%
Collateralized mortgage obligations	2.53%	5.81%	4.62%	2.86%	2.98%
State and municipal securities	3.45%	3.13%	2.60%	2.92%	2.88%
Corporate debt securities	—%	2.00%	5.30%	—%	4.24%
Total securities	2.19%	2.61%	3.02%	2.93%	2.84%

	December 31, 2023
(Dollars in thousands)	1 Year or Less	1 to 5 Years	5 to 10 Years	After 10 Years	Total Fair Value
U.S. Treasury and federal Agencies	$4,963	$60,061	$—	$—	$65,024
U.S. Government sponsored entities and agencies	2,215	205	—	4,631	7,051
Mortgage-backed securities	—	3,074	—	23,389	26,464
Collateralized mortgage obligations	—	13,011	11,983	232,397	257,392
State and municipal securities	8,100	39,285	92,482	117,303	257,169
Corporate debt securities	—	948	8,448	—	9,396
Total securities	$15,278	$116,584	$112,913	$377,720	$622,496

Weighted average yield:
U.S. Treasury and federal Agencies	2.43%	1.49%	—%	—%	1.56%
U.S. Government sponsored entities and agencies	6.93%	5.38%	—%	6.63%	6.69%
Mortgage-backed securities	—%	3.30%	—%	3.20%	3.21%
Collateralized mortgage obligations	—%	4.20%	5.08%	2.84%	3.02%
State and municipal securities	3.03%	3.38%	2.75%	2.96%	2.95%
Corporate debt securities	—%	2.00%	5.05%	—%	4.74%
Total securities	3.40%	2.49%	3.17%	2.95%	2.91%
The weighted average yield is calculated based upon the fair values of the investment securities available for sale and held-to-maturity, adjusted for income tax benefits of tax-exempt securities.
The following tables present the activity in the allowance for credit losses for debt securities held-to-maturity by major security type for the nine months ended September 30, 2025, twelve months ended December 31, 2024, and twelve months ended December 31, 2023.

	For the nine months ended September 30, 2025
(Dollars in thousands)	Collateralized Mortgage Obligations	State and Municipal Securities	Corporate Debt Securities
Allowance for credit losses:
Beginning Balance	—	—	195
Provision for credit losses	—	—	—
Charge-offs	—	—	—
Total ending allowance balance	$—	$—	$195

	For the twelve months ended December 31, 2024
(Dollars in thousands)	Collateralized Mortgage Obligations	State and Municipal Securities	Corporate Debt Securities
Allowance for credit losses:
Beginning Balance	—	—	85
Provision for credit losses	—	5,940	110
Charge-offs	—	(5,940)	—
Total ending allowance balance	$—	$—	$195

	For the twelve months ended December 31, 2023
(Dollars in thousands)	Collateralized Mortgage Obligations	State and Municipal Securities	Corporate Debt Securities
Allowance for credit losses:
Beginning Balance	—	—	—
Provision for credit losses	—	—	85
Charge-offs	—	—	—
Total ending allowance balance	$—	$—	$85
Deposits. Kitsap Bank’s main source of funding is comprised of deposits received from individuals, governmental entities and businesses located within Kitsap Bank’s service area. Deposit accounts include demand deposits, savings, money market and certificates of deposit.
Deposits increased $50.2 million, or 3.7%, to $1.42 billion at September 30, 2025, from $1.37 billion at December 31, 2024. Deposits increased $1.0 million, or 0.7%, to $1.371 billion at December 31, 2024 from $1.370 billion at December 31, 2023. These increases were a result of Olympic’s customer-focused approach to deposit gathering and the deepening of existing relationships as part of Olympic’s operating strategy.
The following table sets forth the average balance amounts and the average rates paid on deposits held by Olympic for the periods presented:

	For the nine months ended September 30, 2025		For the twelve months ended December 31, 2024		For the twelve months ended December 31, 2023
(Dollars in thousands)	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
Noninterest-bearing demand deposits	$430,867	—%	$431,099	—%	$468,689	—%
Interest-bearing demand deposits	324,777	0.96%	319,540	0.96%	339,357	0.87%
Money market deposits	223,317	1.54%	232,222	1.50%	274,432	1.17%
Savings deposits	175,367	0.11%	183,759	0.07%	221,442	0.06%
Time deposits	242,807	3.67%	189,016	3.87%	133,656	2.94%
Total deposits	$1,397,135	1.12%	$1,355,636	1.03%	$1,437,576	0.71%
The following table sets forth the portion of Olympic’s certificates and other time deposits, which are in excess of the FDIC insurance limit, by remaining time until maturity, as of September 30, 2025:

(Dollars in thousands)	September 30, 2025
Three months or less	$27,150
Over three months through six months	43,918
Over six months through twelve months	5,437
Over twelve months	1,183
Total	$77,688
As of September 30, 2025, December 31, 2024, and December 31, 2023, approximately $317.3 million, $357.3 million, and $346.3 million, respectively, of Olympic’s total deposit portfolio was uninsured. The uninsured amounts are estimates based on the methodologies and assumptions used for Olympic’s regulatory reporting requirements. The aggregate amount of time deposits, each with a minimum denomination over $250,000, as of September 30, 2025, December 31, 2024 and December 31, 2023 was $75.7 million, $72.0 million and $46.6 million, respectively.
Borrowings. Borrowings decreased $67.8 million, or 51.1%, to $65.0 million at September 30, 2025, from $132.8 million at December 31, 2024. These decreases were attributed to prudent management of Olympic’s cash levels using excess cash from investment maturities and deposit increases to repay other higher cost funding sources. Borrowings increased $11.2 million, or 9.2%, to $132.8 million at December 31, 2024, from $121.7 million at December 31, 2023. Borrowings increased as Olympic drew on borrowing lines to fund loan growth during 2024.

Stockholders’ Equity. Total stockholders’ equity increased $19.1 million, or 15.4%, to $143.0 million at September 30, 2025, from $123.9 million at December 31, 2024. This increase was attributed to net income during the nine-month period as well as an increase in the fair value of available-for-sale investments and related other comprehensive income adjustment within equity. Total stockholders’ equity increased $5.2 million, or 4.4%, to $123.9 million at December 31, 2024 from $118.7 million at December 31, 2023. Net income was the primary source of this increase.
Loans. Net loans increased by $6.5 million, or 0.74%, to $893.8 million at September 30, 2025 from $887.1 million at December 31, 2024. This increase was due to a continued effort to expand Olympic’s customer base, while protecting its current customers from other financial institutions. Net loans increased by $60.9 million, or 7.4%, to $887.1 million at December 31, 2024 from $826.2 million at December 31, 2023. This increase was due to new loan customers and the deepening of relationships with existing customers. Commercial loans increased $18.8 million during the year ended December 31, 2024.
Loan Portfolio
Olympic manages the loan portfolios and the respective exposure to credit losses (credit risk) by the following specific portfolio segments, which are levels at which it develops and documents credit losses attributable to each respective portfolio segment. These segments are as follows:
Commercial: Commercial loans generally possess a lower inherent risk of loss than real estate portfolio segments because these loans are generally underwritten to existing cash flows of operating businesses. Debt coverage is provided by the business cash flows and economic trends influenced by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans.
Agriculture: This segment includes agricultural operating lines and real estate loans. Agricultural loans carry risk associated with the successful operation of a business and the continued credit worthiness of the borrower. There is risk associated with the value of the collateral as it may depreciate over time and cannot be appraised with as much precision. In addition, loans collateralized by real estate are also dependent upon the successful operation of the business as well as land prices.
Small Business Administration (“SBA”): SBA loans generally possess lower inherent risk of loss than other loan segments because of the strict underwriting guidelines required to qualify as an SBA loan. Risks of loss is further reduced by the amount of the SBA guarantee. There is risk depending on the SBA program as SBA guarantees are less than 100% and vary by program. There is also risk that Kitsap Bank did not adhere to SBA requirements and therefore the SBA could deny a guarantee claim. Kitsap Bank is an SBA Preferred Lender which provides the authority to approve most SBA loans without prior approval from the SBA.
Construction and Land Development: Construction and land development loans generally possess a higher inherent risk of loss than other real estate portfolio segments. A major risk arises from the necessity to complete projects within a specified cost and timeline. Trends in the construction industry significantly impact the credit quality of these loans, as demand drives construction activity. In addition, trends in real estate values significantly impact the credit quality of these loans, as property values determine the economic viability of construction projects and ultimate repayment of these loans.
Residential 1-4 Family and Multifamily: The degree of risk in residential mortgage lending depends primarily on the loan amount in relation to collateral value, the interest rate and the borrowers’ ability to repay in an orderly fashion. These loans generally possess a lower inherent risk of loss than other real estate portfolio segments. Economic trends determined by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. Weak economic trends can negatively impact the borrowers' capacity to repay their obligations.
Nonresidential Non-Farm: Nonresidential non-farm loans, also known as commercial real estate loans, generally possess a higher inherent risk of loss than other real estate portfolio segments, except land and construction loans. Adverse economic developments or an overbuilt market can impact commercial real estate projects and may result in troubled loans. Trends in vacancy rates of commercial properties impact the credit quality of these loans. High vacancy rates reduce operating revenues and the ability for the properties to produce sufficient cash flow to service debt obligations.
Consumer: The consumer loan portfolio is usually comprised of a large number of small loans. Most loans are made directly for consumer purchases. Economic trends determined by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. Weak economic trends can negatively impact the borrowers’ capacity to repay their obligations.
The information in the following table is based on the contractual maturities of individual loans, including loans that may be subject to renewal at their contractual maturity. Renewal of these loans is subject to review and credit approval, as well as modification of terms upon maturity. Actual repayments of loans may differ from the maturities reflected below because borrowers have the right to prepay obligations with or without prepayment penalties. Demand loans, loans having no stated repayment schedule and stated maturity date, and overdraft loans were reported as being due in one year or less. The following table summarizes the loan maturity distribution by type and related interest rate characteristics as of the periods presented:

(Dollars in thousands)	1 Year or Less	After 1 Through 5 Years		After 5 Through 15 Years		After 15 Years		Total
As of September 30, 2025		Fixed	Variable	Fixed	Variable	Fixed	Variable
Commercial and agriculture	$33,244	$43,843	$3,974	$71,618	$6,272	$—	$—	$158,951
Nonresidential non-farm	39,530	207,121	50,659	144,542	55,511	3,306	942	501,611
Construction and land development	40,979	24,719	7,712	1,543	—	—	—	74,953
Multifamily	31,616	29,036	1,134	17,214	1,738	4	—	80,742
1-4 family residential	5,281	3,265	8,999	20,571	19,310	9,907	—	67,333
Consumer	627	1,396	—	1,588	—	—	—	3,611
SBA	155	255	698	679	9,538	—	4,602	15,927
Total loans	$151,432	$309,635	$73,176	$257,755	$92,369	$13,217	$5,544	$903,128

(Dollars in thousands)	1 Year or Less	After 1 Through 5 Years		After 5 Through 15 Years		After 15 Years		Total
As of December 31, 2024		Fixed	Variable	Fixed	Variable	Fixed	Variable
Commercial and agriculture	$31,469	$37,573	$3,515	$89,342	$5,936	$221	$—	$168,056
Nonresidential non-farm	29,919	167,833	43,099	172,586	68,100	3,393	960	485,890
Construction and land development	39,033	19,682	20,296	1,616	2,737	—	—	83,364
Multifamily	16,262	35,739	877	21,765	2,047	8	—	76,698
1-4 family residential	6,237	3,559	6,952	14,718	19,643	11,923	—	63,032
Consumer	497	1,458	—	971	—	—	—	2,926
SBA	132	924	658	750	9,377	—	4,916	16,757
Total loans	$123,549	$266,768	$75,397	$301,748	$107,840	$15,545	$5,876	$896,723

(Dollars in thousands)	1 Year or Less	After 1 Through 5 Years		After 5 Through 15 Years		After 15 Years		Total
As of December 31, 2023		Fixed	Variable	Fixed	Variable	Fixed	Variable
Commercial and agriculture	$18,174	$26,667	$5,762	$96,246	$2,036	$230	$—	$149,115
Nonresidential non-farm	7,427	102,602	55,953	232,251	68,001	3,493	979	470,706
Construction and land development	38,218	24,626	3,319	1,711	2,076	—	—	69,950
Multifamily	12	31,620	670	29,831	2,624	12	—	64,769
1-4 family residential	3,280	4,872	8,183	17,290	16,045	12,957	—	62,627
Consumer	821	1,052	—	1,666	—	—	—	3,539
SBA	28	1,681	1,354	840	5,080	—	6,498	15,481
Total loans	$67,960	$193,120	$75,241	$379,835	$95,862	$16,692	$7,477	$836,187

There were no nonaccrual loans for the periods ending September 30, 2025, December 31, 2024 and December 31, 2023.
Allowance for Credit Losses on Loans
Olympic utilizes a Probability of Default and Loss Given Default method (“PD/LGD”) in determining its current expected credit losses for each of the loan pools with the exception of homogenous loan pools which use an adjusted historical incurred loss model. The PD/LGD methodology estimates credit losses based on the probability that a borrower will default on their loan (“PD”), the loss given default (“LGD”), and the exposure at default (“EAD”). Olympic uses a PD/LGD transition matrix model that determines the probability of default by tracking historical movement of loan states over a period of time. The quantitative calculation of the allowance for credit losses is calculated by multiplying the probability of default by the loss given default, to get the estimated loss rate then multiplying by the exposure at default to arrive at an estimated loss.
Olympic’s expected loss estimate is anchored in historical credit loss experience, with an emphasis on all available portfolio data Olympic’s historical look-back period includes periods from 2011 through the current period, on an annual basis. When historical credit loss experience is not sufficient for a specific portfolio, Olympic may supplement its own portfolio data with external models or data.
Qualitative reserves reflect management’s overall estimate of the extent to which current expected credit losses on collectively evaluated loans will differ from historical loss experience. Management attempts to quantify qualitative reserves whenever possible. The CECL methodology applied focuses on evaluation of qualitative and environmental factors, including but not limited to: (i) evaluation of facts and issues related to specific loans; (ii) management’s ongoing review and grading of the loan portfolio; (iii) consideration of historical loan loss and delinquency experience on each portfolio segment; (iv) trends in past due and nonperforming loans; (v) the risk characteristics of the various loan segments; (vi) changes in the size and character of the loan portfolio; (vii) concentrations of loans to specific borrowers or industries; (viii) existing economic (x) other qualitative and quantitative factors which could affect expected credit losses.
Olympic’s qualitative reserves include industry loss rates as well as consideration of macroeconomic trends, other environmental trends, as well as management’s judgment, as the basis for the forecast period. The historical loss rate was utilized as the base rate, and qualitative adjustments were utilized to reflect reasonable and supportable forecasts and other relevant factors.
In addition, various regulatory agencies periodically review the allowance for credit losses. These agencies may require Olympic to make additions to the allowance for credit losses based on their judgments of collectability from information available to them at the time of their examination.
The allowance for credit losses was $9.3 million, or 1.03% of total loans at September 30, 2025. The allowance for credit losses was $9.6 million, or 1.07% of total loans, at December 31, 2024, and $10.0 million, or 1.19% of total loans, at December 31, 2023.
The following table presents, as of and for the periods indicated, an analysis of the allowance for credit losses and other related data:

(Dollars in thousands)	Nine months ended September 30, 2025	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023
Average loans outstanding	$927,168	$875,719	$809,463
Total loans outstanding at the end of the period	903,128	896,723	836,187
Allowance for credit losses at the beginning of the period	9,578	9,983	9,882
(Reversal of) provision for credit losses	(388)	(147)	126
Charge-offs:
Commercial and agriculture	$—	$249	$—
1-4 family residential	—	—	13
Consumer	25	36	36
Total charge-offs for all loan types	$25	$285	$49
Recoveries:
Commercial and agriculture	$143	$—	$3

(Dollars in thousands)	Nine months ended September 30, 2025	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023
1-4 family residential	18	4	—
Consumer	12	20	13
SBA	—	3	8
Total recoveries for all loan types	$173	$27	$24
Net charge-offs (recoveries)	$(148)	$258	$25
Allowance for credit losses at the end of the period	$9,338	$9,578	$9,983
Allowance for credit losses to total loans outstanding	1.03%	1.07%	1.19%
Nonaccrual loans to total loans outstanding	—%	—%	—%
Allowance for credit losses to nonaccrual loans	—%	—%	—%
Net charge-offs to average loans outstanding:
Commercial and agriculture	(0.02)%	0.03%	—%
The following table shows the allocation of the allowance for credit losses among Olympic’s loan categories and the percentage of the respective loan category to total loans held for investment as of the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance for credit losses is available to absorb losses from any loan category.

	As of September 30, 2025		As of December 31, 2024		As of December 31, 2023
(Dollars in thousands)	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
Commercial and agriculture	$2,120	17.6%	$1,631	18.7%	$1,483	17.8%
Nonresidential Non-Farm	3,026	55.5%	2,493	54.2%	2,662	56.3%
Construction and land development	2,697	8.3%	2,886	9.3%	3,078	8.4%
Multifamily	335	8.9%	1,776	8.6%	1,780	7.7%
1-4 family residential	1,026	7.5%	721	7.0%	842	7.5%
Consumer	127	0.4%	64	0.3%	131	0.4%
SBA	7	1.8%	7	1.9%	7	1.9%
Total allowance for credit losses	$9,338	100.0%	$9,578	100.0%	$9,983	100.0%
Indebtedness
Olympic debt consisted of the following components at the dates set forth below:

(Dollars in thousands)	September 30, 2025	December 31, 2024	December 31, 2023
Federal Home Loan Bank advances	$30,000	$97,900	$86,850
Subordinated debt, net of unamortized costs	35,000	34,940	34,826
Olympic has made a blanket pledge of certain loan types held on its books as collateral for advances from the Federal Home Loan Bank of Des Moines. Olympic was eligible to borrow funds from the FHLB in the amount of up to $295.6 million as of September 30, 2025, up to $300.0 million as of December 31, 2024, and up to $321.4 million as of December 31, 2023. Borrowings of $30.0 million at September 30, 2025 consisted of fixed rate advances which mature in 2027 and 2028. In addition to borrowing ability with the FHLB, Kitsap Bank had Fed Fund lines of credit of $50.0 million with a correspondent lender as of September 30, 2025, December 31, 2024 and December 31, 2023.
On July 10, 2020, Olympic issued $35,000,000 of 10-year fixed-to-floating subordinated notes. The subordinated debt is structured such that it qualifies as Tier 2 capital at the holding company. The notes have a fixed rate of 4.75% per annum for the first 5 years. Semiannual fixed rate interest payments begin on January 10, 2021. Thereafter the notes pay a quarterly floating rate equal to three-month term Secured Overnight Financing Rate (SOFR) plus 466 basis points. Quarterly floating rate interest payments began on October 10, 2025. The notes mature on July 10, 2030, and the first available call date is July 10, 2025.
Capital
Kitsap Bank desires to maintain a strong capital base to support current operations. As of September 30, 2025, Kitsap Bank’s total risk based capital and Tier 1 leverage ratios were 17.53% and 11.72%, respectively. These ratios are in excess of required regulatory minimums to be considered “well capitalized.”
Kitsap Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Olympic’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Kitsap Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Kitsap Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
Quantitative measures established by regulation to ensure capital adequacy require Kitsap Bank to maintain minimum thresholds for Common Equity Tier 1, or CET 1, total, and Tier 1 capital to risk-weighted assets, and Tier 1 capital to adjusted total assets, or Tier 1 leverage ratio. Tier 1 capital of Kitsap Bank consists of common shareholders equity, excluding the unrealized gain or loss on securities available-for-sale, less certain intangible assets (if applicable), while CET 1 is comprised of Tier 1 capital, adjusted for certain regulatory deductions and limitations. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The new rule requires banks to hold CET 1 capital in excess of minimum risk-based capital ratios by at least 2.5% to avoid limits on capital distributions and certain discretionary bonus payments to executive officers. Management believes that Kitsap Bank meets all capital adequacy requirements to which it is subject. Kitsap Bank’s actual capital amounts and ratios and minimum regulatory amounts and ratios established by regulations are set forth below:

The following table summarizes Olympic’s consolidated and the Bank’s actual capital ratios compared to the regulatory “adequately capitalized” capital ratio and the regulatory minimum capital ratio needed to qualify as a “well capitalized” institution, as calculated under regulatory guideline at the dates presented:

(dollars in thousands)	Amount		Minimum for Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provision
As of September 30, 2025	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 capital (to average assets)
Company	$174,063	10.28%	$67,732	4.0%	N/A	N/A
Bank	198,465	11.72%	67,717	4.0%	84,646	5.0%
Tier 1 capital (to risk-weighted assets)
Company	174,063	14.65%	71,302	6.0%	N/A	N/A
Bank	198,465	16.70%	71,302	6.0%	95,070	8.0%
Total capital (to risk-weighted assets)
Company	218,944	18.42%	95,070	8.0%	N/A	N/A
Bank	208,346	17.53%	95,070	8.0%	118,837	10.0%
Common equity tier 1 capital (to risk-weighted assets)
Company	174,063	14.65%	53,477	4.5%	N/A	N/A
Bank	198,465	16.70%	53,477	4.5%	77,244	6.5%
As of December 31, 2024
Tier 1 capital (to average assets)
Company	$164,753	9.60%	$68,666	4.0%	N/A	N/A
Bank	189,591	11.05%	68,615	4.0%	85,769	5.0%
Tier 1 capital (to risk-weighted assets)
Company	164,753	13.65%	72,412	6.0%	N/A	N/A
Bank	189,591	15.71%	72,388	6.0%	96,517	8.0%
Total capital (to risk-weighted assets)
Company	209,855	17.39%	96,549	8.0%	N/A	N/A
Bank	199,753	16.56%	96,517	8.0%	120,647	10.0%
Common equity tier 1 capital (to risk-weighted assets)
Company	164,753	13.65%	54,309	4.5%	N/A	N/A
Bank	189,591	15.71%	54,291	4.5%	78,420	6.5%
As of December 31, 2023
Tier 1 capital (to average assets)
Company	$161,661	9.54%	$67,796	4.0%	N/A	N/A
Bank	186,757	11.03%	67,743	4.0%	84,679	5.0%
Tier 1 capital (to risk-weighted assets)
Company	161,661	14.04%	69,074	6.0%	N/A	N/A
Bank	186,757	16.23%	69,053	6.0%	92,071	8.0%
Total capital (to risk-weighted assets)
Company	206,894	17.97%	92,099	8.0%	N/A	N/A
Bank	197,164	17.13%	92,071	8.0%	115,088	10.0%
Common equity tier 1 capital (to risk-weighted assets)
Company	161,661	14.04%	51,806	4.5%	N/A	N/A
Bank	186,757	16.23%	51,790	4.5%	74,807	6.5%
Olympic makes contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to customers of Olympic at predetermined interest rates for a specified period of time. At September 30, 2025, December 31, 2024, and December 31, 2023, unfunded commitments to extend credit were $163.4 million, $200.8 million, and $176.6 million, respectively.

In addition to commitments to extend credit, Olympic also issues standby letters of credit that are assurances to a third party that it will not suffer a loss if Olympic’s customer fails to meet its contractual obligation to the third party. Standby letters of credit totaled approximately $433,000, $404,000 and $354,000 at September 30, 2025, December 31, 2024, and December 31, 2023, respectively. Past experience indicates that many of these standby letters of credit will expire unused. However, through its various sources of liquidity discussed below, Olympic believes that it will have the necessary resources to meet these obligations should the need arise.
Liquidity
Liquidity is the ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, and marketable securities. Kitsap Bank’s ability to obtain deposits and purchase funds at favorable rates determines its liquidity exposure. As a result of Kitsap Bank’s management of liquid assets and the ability to generate liquidity through liability funding, management believes that Kitsap Bank maintains overall liquidity sufficient to satisfy its depositors’ requirements and meet its customers’ credit needs.
The following table summarizes Kitsap Bank’s available liquidity as of September 30, 2025:

(Dollars in thousands)	September 30, 2025
On-balance sheet liquidity
Net cash, cash equivalents, and marketable securities	$407,914
Total on-balance sheet liquidity	$407,914
Off-balance sheet liquidity
FRB borrowing availability	103,070
FHLB borrowing availability	265,579
Fed funds line borrowing availability with correspondent banks	50,000
Total off-balance sheet liquidity	$418,649
Total available liquidity	$826,563
Additional sources of liquidity available to Kitsap Bank include, but are not limited to, loan repayments, the ability to obtain deposits through the adjustment of interest rates and the purchasing of federal funds. To further meet its liquidity needs, Kitsap Bank also maintains lines of credit with the Federal Home Loan Bank of Des Moines, the Federal Reserve Bank of San Francisco, and its primary correspondent financial institution.
Olympic is a legal entity, separate and distinct from Kitsap Bank. A significant portion of the revenues of Olympic result from dividends paid to it by Kitsap Bank. There are various legal limitations applicable to the payment of dividends by Kitsap Bank to Olympic and to the payment of dividends by Olympic to its shareholders. The payment of dividends by Kitsap Bank or Olympic may be limited by other factors, such as requirements to maintain capital above regulatory guidelines. Kitsap Bank’s regulatory agencies have the authority to prohibit Kitsap Bank or Olympic from engaging in an unsafe or unsound practice in conducting their business. The payment of dividends, depending on the financial condition of Kitsap Bank, or Olympic, could be deemed to constitute such an unsafe or unsound practice. In addition, under the current supervisory practices of the Federal Reserve, Olympic should inform and consult with the Federal Reserve reasonably in advance of declaring or paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in a material adverse change to Olympic’s capital structure.

Olympic Bancorp, Inc.
Average Balance Sheet
(Dollar Amounts in Thousands)
(Unaudited)
The following tables set forth certain information relating to Olympic’s average balance sheet and reflect the average yield on interest-earning assets and average cost of interest-bearing liabilities for the periods indicated. Such yields and cost are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

	Nine Months Ended September 30,
	2025			2024
	Average Balance(1)	Interest Earned/ Paid	Average Yield/ Rate(1)	Average Balance(1)	Interest Earned/ Paid	Average Yield/ Rate
	(Dollars in thousands)
Interest Earning Assets:
Loans receivable (2)(3)	$920,892	$39,983	5.80%	$868,258	$37,170	5.72%
Taxable securities	382,926	10,268	3.59	401,854	11,435	3.80
Nontaxable securities (3)(4)	177,112	3,152	2.38	208,139	4,167	2.67
Interest earning deposits(5)	8,523	278	4.36	4,121	163	5.28
Total interest earning assets	1,489,453	53,681	4.82%	1,482,372	52,935	4.77%
Noninterest earning assets	164,924			175,249
Total assets	$1,654,377			$1,657,621
Interest Bearing Liabilities:
Certificates of Deposit	$242,807	$6,660	3.67%	$178,285	$5,117	3.84%
Savings accounts	175,367	149	0.11	185,659	83	0.06
Interest bearing demand and money market accounts	548,094	4,902	1.20	559,611	4,975	1.18
Total interest bearing deposits	966,268	11,711	1.62	923,555	10,175	1.47
Subordinated debt, net of unamortized costs	34,976	1,657	6.34	34,865	1,332	5.09
Borrowings	66,194	2,207	4.46	124,097	5,231	5.62
Total interest bearing liabilities	1,067,438	15,575	1.95%	1,082,517	16,738	2.06%
Noninterest bearing demand deposits	418,097			415,804
Other noninterest bearing liabilities	38,525			38,795
Shareholders’ equity	130,317			120,505
Total liabilities and shareholders’ equity	$1,654,377			$1,657,621
Net interest income and spread		$38,106	2.87%		$36,197	2.71%
Net interest margin			3.42%			3.25%
__________________
(1)Average balances are calculated using daily balances. Average yield/rate is annualized.
(2)Average loans receivable includes loans classified as nonaccrual, which carry a zero yield. Interest earned on loans receivable includes the amortization of net deferred loan fees of $504,000 and $398,000 for the nine months ended September 30, 2025 and 2024, respectively.
(3)Yields on tax-exempt loans and securities have not been stated on a tax-equivalent basis.
(4)Includes hedge income of $822,000 and $1,757,000 for the nine months ended September 30, 2025 and 2024, respectively.
(5)Includes other interest income of $98,000 and $58,000 for the nine months ended September 30, 2025 and 2024, respectively

Olympic Bancorp, Inc.
Average Balance Sheet
(Dollar Amounts in Thousands)
(Unaudited)

	Year Ended December 31,
	2024			2023
	Average Balance(1)	Interest Earned/ Paid	Average Yield/ Rate(1)	Average Balance(1)	Interest Earned/ Paid	Average Yield/ Rate
	(Dollars in thousands)
Interest Earning Assets:
Loans receivable (2)(3)	$875,818	$50,249	5.74%	$809,534	$43,672	5.39%
Taxable securities	402,031	15,077	3.75	407,096	15,551	3.82
Nontaxable securities (3)(4)	206,815	5,314	2.57	239,585	5,171	2.16
Interest earning deposits(5)	4,626	234	5.06	4,452	220	4.94
Total interest earning assets	1,489,290	70,874	4.76%	1,460,667	64,614	4.42%
Noninterest earning assets	173,427			169,971
Total assets	$1,662,717			$1,630,638
Interest Bearing Liabilities:
Certificates of Deposit	$188,946	$7,323	3.88%	$133,656	$3,926	2.94%
Savings accounts	183,777	120	0.07	221,442	128	0.06
Interest bearing demand and money market accounts	551,819	6,558	1.19	613,789	6,143	1.00
Total interest bearing deposits	924,542	14,001	1.51	968,887	10,197	1.05
Subordinated debt, net of unamortized costs	34,879	1,776	5.09	34,765	1,776	5.11
Borrowings	121,930	6,562	5.38	31,329	1,685	5.38
Total interest bearing liabilities	1,081,351	22,339	2.07%	1,034,981	13,658	1.32%
Noninterest bearing demand deposits	419,012			457,197
Other noninterest bearing liabilities	39,015			36,963
Shareholders’ equity	123,339			101,497
Total liabilities and shareholders’ equity	$1,662,717			$1,630,638
Net interest income and spread		$48,535	2.69%		$50,956	3.10%
Net interest margin			3.26%			3.49%
__________________
(1)Average balances are calculated using daily balances. Average yield/rate is annualized.
(2)Average loans receivable includes loans classified as nonaccrual, which carry a zero yield. Interest earned on loans receivable includes the amortization of net deferred loan fees of $615,000 and $666,000 for the year ended December 31, 2024 and 2023, respectively.
(3)Yields on tax-exempt loans and securities have not been stated on a tax-equivalent basis.
(4)Includes hedge income of $2,112,000 and $1,547,000 for the years ended December 31, 2024 and 2023, respectively.
(5)Includes other income of $95,000 and $74,000 for the years ended December 31, 2024 and 2023, respectively

Rate/Volume Analysis of Net Interest Income
As discussed under the headings “Net Interest Income” above, Olympic’s net income is largely dependent on net interest income. The table below calculates the relative impact on net interest income caused by changes in the average balances (volume) of interest sensitive assets and liabilities and the impact caused by changes in interest rates earned or paid. Each table compares two periods as indicated below. The effect of a change in average balance has been determined by applying the average rate in the earlier year to the change in average balance in the later year, as compared with the earlier year. The effect of a change in the average rate has been determined by applying the average balance in the earlier year to the change in the average rate in the later year, as compared with the earlier year.

Nine Months Ended September 30, 2025 and 2024
	Increase (Decrease) Due to Changes In:
	Volume	Yield/Rate	Total
	(Dollars in thousands)
Interest Earning Assets:
Loans receivable	$2,251	$562	$2,813
Taxable securities	(529)	(639)	(1,168)
Nontaxable securities	(583)	(432)	(1,015)
Interest earning deposits	138	(22)	116
Total interest income	$1,277	$(531)	$746
Interest Bearing Liabilities:
Certificates of deposit	$1,758	$(215)	$1,543
Savings accounts	(4)	70	66
Interest bearing demand and money market accounts	(139)	66	(73)
Total interest bearing deposits	1,615	(79)	1,536
Subordinated debt, net of unamortized costs	4	321	325
Borrowings	(2,097)	(927)	(3,024)
Total interest expense	$(478)	$(685)	$(1,163)
Net interest income	$1,755	$154	$1,909

Year Ended December 31, 2024 and 2023
	Increase (Decrease) Due to Changes In:
	Volume	Yield/Rate	Total
	(Dollars in thousands)
Interest Earning Assets:
Loans receivable	$3,704	$2,873	$6,577
Taxable securities	(192)	(282)	(474)
Nontaxable securities	(365)	508	143
Interest earning deposits	9	5	14
Total interest income	$3,156	$3,104	$6,260
Interest Bearing Liabilities:
Certificates of deposit	$1,917	$1,480	$3,397
Savings accounts	(33)	25	(8)
Interest bearing demand and money market accounts	(485)	901	416
Total interest bearing deposits	1,399	2,406	3,805
Subordinated debt, net of unamortized costs	—	—	—
Borrowings	4,876	—	4,876
Total interest expense	$6,275	$2,406	$8,681
Net interest income	$(3,119)	$698	$(2,421)

DESCRIPTION OF HERITAGE CAPITAL STOCK
As a result of the merger, Olympic shareholders who receive shares of Heritage common stock in the merger will become Heritage shareholders. Your rights as Heritage shareholders will be governed by Washington law, the Heritage articles of incorporation, as amended, and the Heritage bylaws, as amended. The following provides a description of the material terms of Heritage common stock, including the Heritage common stock to be issued in connection with the merger, and reflects the anticipated state of affairs upon consummation of the merger. We urge you to read the applicable provisions of Washington law, the Heritage articles of incorporation, the Heritage bylaws and federal law governing bank holding companies carefully and in their entirety because they describe your rights as a holder of Heritage common stock.
Authorized Shares of Capital Stock
The Heritage amended and restated articles of incorporation, as amended, which are referred to in this section as the “Heritage charter,” authorize Heritage to issue up to 50,000,000 shares of common stock, no par value per share, and up to 2,500,000 shares of preferred stock, no par value per share (the “Heritage preferred stock”).
Common Stock
General. The Heritage charter provides that Heritage may issue up to 50,000,000 shares of common stock, no par value per share. As of September 30, 2025, Heritage had 33,956,738 shares of common stock issued and outstanding. All outstanding shares of Heritage common stock are fully paid and nonassessable.
Heritage common stock is listed on the Nasdaq Global Stock Market under the symbol “HFWA.”
Dividend Rights. Holders of Heritage common stock are entitled to share equally in any dividends that the Heritage Board may declare from time to time out of funds legally available for dividends, subject to limitations under the WBCA and any preferential rights of holders of any then outstanding shares of Heritage preferred stock. Heritage is subject to certain restrictions on dividend payments under the WBCA as well as restrictions under certain banking laws, regulations and policies. Subject to these restrictions, the declaration and payment of future dividends to holders of Heritage common stock will be at the discretion of the Heritage Board and will depend upon Heritage’s earnings and financial condition, its capital requirements and those of its subsidiaries, regulatory conditions and considerations and other factors as the Heritage Board may deem relevant.
Voting Rights. Except as otherwise provided by the Heritage charter, Heritage common shareholders are entitled to one vote per share on any matter to be voted on by the shareholders of Heritage. Except as otherwise provided by the WBCA, the Heritage charter or the Heritage bylaws, at each meeting of shareholders, a majority of the shares of Heritage common stock entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. Unless otherwise provided by the WBCA, the Heritage charter or bylaws, when a quorum is present, on all matters other than the election of directors, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders. The holders of Heritage common stock are not entitled to cumulative voting rights with respect to the election of directors. Directors shall be elected by the majority of votes cast by Heritage shareholders in uncontested elections. An election is considered a “contested election” if there are shareholder nominees for director who are properly submitted pursuant to Heritage’s advance notice provision and who are not withdrawn by the advance notice deadline set forth in the Heritage charter. If the Heritage Board determines that there is a “contested election,” the election of directors will be held under a plurality standard.
Liquidation Rights. Heritage common stock ranks junior to all other securities and indebtedness of Heritage with respect to dividend rights and rights upon liquidation, dissolution or winding up of Heritage. Upon any voluntary or involuntary liquidation, dissolution or winding up of Heritage, holders of Heritage common stock are entitled to share equally, on a per share basis, in all of Heritage’s assets available for distribution, after payment to creditors and subject to any prior distribution rights granted to holders of any then outstanding shares of Heritage preferred stock.
Preemptive Rights. The holders of Heritage common stock have no preemptive rights.
Miscellaneous. Shares of Heritage common stock are not convertible into shares of any other class of capital stock. Heritage has no obligation to redeem its common stock.

Preferred Stock
Subject to limitations under the WBCA, the Heritage Board is authorized to issue, from time to time and without shareholder approval, up to an aggregate of 2,500,000 shares of preferred stock, no par value per share, in one or more series and to fix the designations, powers, preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions of the shares of each such series, including the dividend rights, conversion rights, voting rights, redemption rights (including sinking fund provisions), liquidation preferences and the number of shares constituting any series.
As of September 30, 2025, Heritage had no shares of Heritage preferred stock issued and outstanding.
Anti-Takeover Provisions
General. Certain provisions of the Heritage charter, the Heritage bylaws and the WBCA may have the effect of delaying, deferring or discouraging the acquisition of control of Heritage by means of a tender offer, a proxy fight, open-market purchases or otherwise in a transaction not approved by the Heritage Board. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the Heritage Board but which individual shareholders may deem to be in their best interests or in which Heritage shareholders may receive a substantial premium for their shares over then-current market prices. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of the current Heritage Board or management more difficult. Heritage believes that these provisions are beneficial because they encourage negotiation with the Heritage Board, which could result in improved terms of any unsolicited proposal.
Charter; Bylaws. These provisions of the Heritage charter and the Heritage bylaws include the following:
Authorized Shares. The Heritage charter authorizes the issuance of 50,000,000 shares of common stock and 2,500,000 shares of preferred stock. These shares of common stock and preferred stock provide the Heritage Board with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and the exercise of employee stock options. However, these additional authorized shares may also be used by Heritage Board consistent with its fiduciary duty to deter future attempts to gain control of Heritage. The Heritage Board also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the Heritage Board has the power to the extent consistent with its fiduciary duty to issue a series of preferred stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of Heritage, and thereby assist members of management to retain their positions.
Restrictions on Voting Rights. The Heritage charter provides for restrictions on voting rights of shares owned in excess of 10% of any class of Heritage’s equity securities. Specifically, the Heritage charter provides that if any person or group acting in concert acquires the beneficial ownership of more than 10% of any class of Heritage’s equity securities without the prior approval by a two-thirds vote of Heritage’s “Continuing Directors” (as defined below), then, with respect to each vote in excess of 10% of the voting power of Heritage’s outstanding shares of voting stock which such person would otherwise have been entitled to cast, such person is entitled to cast only one-hundredth of one vote per share. Exceptions from this limitation are provided for, among other things, any proxy granted to one or more of Heritage’s “Continuing Directors” and for Heritage’s employee benefit plans. Under the Heritage charter, the restriction on voting shares beneficially owned in violation of the foregoing limitations is imposed automatically, and the Heritage charter provides that a majority of Heritage’s Continuing Directors have the power to construe the forgoing restrictions and to make all determinations necessary or desirable to implement these restrictions. These restrictions would, among other things, restrict voting power of a beneficial owner of more than 10% of Heritage’s outstanding shares of common stock in a proxy contest or on other matters on which such person is entitled to vote.
Heritage Board. The Heritage charter provides that the size of the Heritage Board is not less than five or more than 25 as set in accordance with the Heritage bylaws. The Heritage charter provides that any vacancy occurring in the Heritage Board, including a vacancy created by an increase in the number of directors, will be filled by a vote of two-thirds of the directors then in office and any director so chosen will hold office until the next annual meeting. The Heritage charter further provides that a director may be removed from the Heritage Board prior to the expiration of his or her term only for cause and only upon the vote of the holders of 66-2/3% of the total votes eligible to be cast thereon. In the absence of this provision, the vote of the holders of a majority of the shares could remove the entire Heritage Board, but only with cause, and replace it with persons of such holders’ choice.
Cumulative Voting, Special Meetings and Action by Written Consent. The Heritage charter does not provide for cumulative voting for any purpose. The Heritage bylaws provide that special meetings of shareholders may be called only by the Chairman of the Heritage Board, the Chief Executive Officer, a majority of the Heritage Board, or any shareholder or shareholders holding in the aggregate not less than one-tenth of all shares entitled to vote at the special meeting. The WBCA provides that any action taken by written consent in lieu of a shareholder meeting must receive the consent of all shareholders entitled to vote on the action.
Amendment of Heritage Charter and Heritage Bylaws. Amendments to the Heritage charter must be approved by the Heritage Board by a majority vote of the Heritage Board and by Heritage’s shareholders by a majority of the voting group comprising all the votes entitled to be cast on the proposed amendment, and a majority of each other voting group entitled to vote separately on the proposed amendment; provided, however, that the affirmative vote of the holders of at least 66- 2/3% of the voting power of all the then-outstanding shares of the stock entitled to vote generally in the election of directors (giving effect to the 10% voting limitation described above), voting together as a single class, is required to amend or repeal certain provisions of the Heritage charter, including the provisions relating to the number of directors and the filling of Heritage Board vacancies, the 10% voting limitation, provisions relating to business combinations with certain principal shareholders (as described below), indemnification and amendment of the Heritage charter. The Heritage bylaws may be amended by the Heritage Board by vote of a majority of the whole Heritage Board or by Heritage’s shareholders by the affirmative vote of a majority of the shares represented and entitled to vote on the subject matter.
Shareholder Nominations and Proposals. The Heritage charter generally requires a shareholder who intends to nominate a candidate for election to the Heritage Board to give not less than 14 nor more than 50 days’ advance notice to the Secretary of Heritage. If fewer than 21 days’ notice of the annual meeting is given to shareholders, shareholder nominations must be mailed or delivered to the Chairman of the Heritage Board by the close of business on the seventh day after the day the notice of the annual meeting is mailed. The notice provision requires a shareholder who desires to raise new business to provide certain information to us concerning the nature of the new business, the shareholder and the shareholder’s interest in the business matter. Similarly, a shareholder wishing to nominate any person for election as a director must provide Heritage with certain information concerning the nominee and the proposing shareholder.
The cumulative effect of the restrictions on a potential acquisition of Heritage that are contained in the Heritage charter and Heritage bylaws, and federal and Washington law, may be to discourage potential takeover attempts and perpetuate incumbent management, even though certain shareholders may deem a potential acquisition to be in their best interests, or deem existing management not to be acting in their best interests.
Shareholder Vote Required to Approve Business Combinations with Principal Shareholders. The Heritage charter requires the approval of the holders of at least 66-2/3% of the total shares attributable to persons other than a “Control Person” (as defined below), considered as one class, to approve certain “Business Combinations” (as defined below) involving a Control Person, except in cases where the proposed transaction has been approved in advance by a majority of the “Continuing Directors” (as defined below) or certain fair price and procedure criteria have been met. The term “Control Person” includes any individual, corporation, partnership or other person or entity which, together with the affiliates and associates of such person or entity, owns beneficially 20% or more of the outstanding shares of the common stock of Heritage or an affiliate or associate of such person or entity. The term “Continuing Director” means a director of Heritage who was a director prior to the time when the Control Person became the beneficial owner of 10% or more of the outstanding shares of the common stock of Heritage or who was designated as a Continuing Director before initially becoming a director by a majority of the Continuing Directors. The term “Business Combination” is defined to include: (i) any merger or consolidation of Heritage with or into a Control Person; (ii) any sale, lease, exchange, transfer, or other disposition of 10% or more of the assets of Heritage, or of a subsidiary, to a Control Person; (iii) any merger or consolidation of a Control Person with or into Heritage or a subsidiary of Heritage; (iv) any sale, lease, exchange, transfer, or other disposition of 10% or more of the assets of a Control Person to Heritage or a subsidiary of Heritage; (v) the issuance of any securities of Heritage or a subsidiary of Heritage Person; (vii) any reclassification of common stock of Heritage, or any recapitalization involving the common stock of Heritage consummated within five years after a Control Person becomes a Control Person; or (viii) any agreement or other arrangement providing for any of the foregoing.

Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. Subsection 19 of the WBCA prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions” with an “Acquiring Person” who acquires 10% or more of the voting securities of a target corporation for a period of 5 years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the date of the acquisition or, at or subsequent to the date of the acquisition, the transaction is approved by a majority of the members of the target corporation’s board of directors and authorized at a shareholders’ meeting by the vote of at least two-thirds of the outstanding voting shares of the target corporation, excluding shares owned or controlled by the Acquiring Person. The prohibited transactions include, among others, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the Acquiring Person, termination of 5% or more of the employees of the target corporation as a result of the Acquiring Person’s acquisition of 10% or more of the shares, or allowing the Acquiring Person to receive any disproportionate benefit as a shareholder. After the five-year period during which significant business transactions are prohibited, certain significant business transactions may occur if certain “fair price” criteria or shareholder approval requirements are met. Target corporations include all publicly-traded corporations incorporated under Washington law, as well as publicly traded foreign corporations that meet certain requirements.
Banking Laws. The ability of a third party to acquire Heritage is also subject to applicable banking laws and regulations. The Bank Holding Company Act of 1956 and the regulations thereunder require any “bank holding company” (as defined therein) to obtain the approval of the Federal Reserve prior to acquiring more than 5% of the outstanding shares of a class of Heritage voting stock. Any person other than a bank holding company is required to obtain prior approval of the Federal Reserve to acquire 10% or more of the outstanding shares of a class of Heritage voting stock under the Change in Bank Control Act of 1978. Federal law also prohibits any person or company from acquiring “control” of an FDIC-insured depository institution or its holding company without prior notice to the appropriate federal bank regulator. On January 30, 2020, the Federal Reserve issued a final rule (which became effective September 30, 2020) that clarified and codified the Federal Reserve’s standards for determining whether one company has control over another. The final rule established four categories of tiered presumptions of control that are based on the percentage of voting shares held by the investor (less than 5%, 5-9.9%, 10-14.9% and 15-24.9%) and the presence of other indicia of control. As the percentage of ownership increases, fewer indicia of control are permitted without falling outside of the presumption of noncontrol. These indicia of control include nonvoting equity ownership, director representation, management interlocks, business relationships and restrictive contractual covenants. Under the final rule, investors can hold up to 24.9% of the voting securities and up to 33% of the total equity of a company without necessarily having a controlling influence. For purposes of calculating ownership thresholds under these banking regulations, bank regulators would likely at least take the position that the minimum number of shares, and could take the position that the maximum number of shares, of a company’s common stock that a holder is entitled to receive pursuant to securities convertible into or settled in such company’s common stock, including pursuant to warrants to purchase such company’s common stock held by such holder, must be taken into account in calculating a shareholder’s aggregate holdings of a such company’s common stock.

COMPARISON OF RIGHTS OF HERITAGE SHAREHOLDERS AND OLYMPIC SHAREHOLDERS
As a shareholder of Olympic, your rights are governed by Olympic’s articles of incorporation and bylaws, each as currently in effect. Upon consummation of the merger, the rights of Olympic shareholders who receive shares of Heritage common stock in exchange for their shares of Olympic capital stock will be governed by Heritage’s amended and restated articles of incorporation and amended and restated bylaws, as well as the rules and regulations applying to public companies. Heritage and Olympic are both incorporated in Washington and are subject to the Washington Business Corporation Act, as amended, or the WBCA.
The following discussion summarizes material similarities and differences between the rights of Olympic shareholders and Heritage shareholders and is not a complete description of all of the differences. This discussion is qualified in its entirety by reference to the WBCA and Heritage’s and Olympic’s respective articles of incorporation and bylaws, each as currently in effect.

	Heritage Shareholder Rights	Olympic Shareholder Rights
Authorized Capital Stock:
Heritage is authorized to issue 50,000,000 shares of common stock, no par value per share, and 2,500,000 shares of preferred stock, no par value per share.
As of September 30, 2025, Heritage had 33,956,738 shares of common stock outstanding, and no shares of preferred stock outstanding. Issuances of shares of Heritage preferred stock may affect the relative rights of the holders of its common stock, depending upon the exact terms, qualifications, limitations and relative rights and preferences, if any, of the shares of the preferred stock as determined by the Heritage Board.

Olympic is authorized to issue 10,000,000 shares of a single class of no par value common stock, consisting of 1,000,000 shares of Class A voting common stock, which have voting rights, and 9,000,000 shares of Class B nonvoting common stock which, except as required under the WBCA, have no voting rights.
As of September 30, 2025, Olympic had 15,928 shares of Class A voting common stock outstanding and 143,352 shares of Class B nonvoting common stock outstanding.

Dividends:	Subject to any rights of holders of Heritage preferred stock, Heritage may pay dividends if, as and when declared by the Heritage Board.	Subject to any rights of holders of Olympic preferred stock, Olympic may pay dividends if, as and when declared by the Olympic Board.

	Heritage Shareholder Rights	Olympic Shareholder Rights
Voting Limitations:
If any person or group acting in concert acquires the beneficial ownership of more than 10% of any class of Heritage’s equity securities without the prior approval by a 2/3 vote of Heritage’s “Continuing Directors,” (as defined above) then, with respect to each vote in excess of 10% of the voting power of Heritage’s outstanding shares of voting stock which such person would otherwise have been entitled to cast, such person is entitled to cast only one-hundredth of one vote per share.
Exceptions from this limitation are provided for, among other things, any proxy granted to one or more of Heritage’s “Continuing Directors” and for Heritage’s employee benefit plans.
Under Olympic’s articles of incorporation, shares of Class B nonvoting common stock have only those voting rights required under the WBCA.

Number of Directors; Classification:
The Heritage Board currently consists of 10 members. Heritage’s bylaws provide that the number of directors constituting the entire board of directors shall be fixed by the Heritage Board from time to time, except as required by the Heritage charter or the WBCA. The Heritage charter states that the board of directors shall consist of a maximum of 25 persons and a minimum of 5 persons.
The Heritage Board is not classified and each director is elected for a one-year term.

The Olympic Board currently consists of nine members. Olympic’s bylaws provide that the number of directors may be increased or decreased by the Olympic Board within the limits established by the Olympic Board. Olympic’s articles of incorporation provide for five to 11 members of the Olympic Board. The number of directors elected by shareholders at the last preceding annual meeting may be increased by no more than two directors between annual meetings.
The Olympic Board is not classified and each director is elected for a one-year term.

	Heritage Shareholder Rights	Olympic Shareholder Rights
Election of Directors; Vacancies:
Each Heritage shareholder is entitled to one vote for each share of the voting stock held by such shareholder, subject to the restriction on 10% shareholders described above.
The Heritage charter and bylaws do not provide for cumulative voting.
Directors shall be elected by the majority of votes cast by Heritage shareholders in uncontested elections. An election is considered a “contested election” if there are shareholder nominees for director who are properly submitted pursuant to Heritage’s advance notice provision and who are not withdrawn by the advance notice deadline set forth in the Heritage charter. If the Heritage Board determines that there is a “contested election,” the election of directors will be held under a plurality standard.
The Heritage bylaws provide that any vacancy on the Heritage Board may be filled by the affirmative vote of two-thirds of the directors then in office, whether or not a quorum.

Each Olympic shareholder is entitled to one vote for each share of voting stock held by such shareholder, subject to any provisions in Olympic’s articles of incorporation.
Olympic shareholders do not have cumulative voting rights with respect to the election of directors.
Directors are elected at an annual meeting by an act of the shareholders by plurality vote.
The Olympic bylaws provide that any vacancy on the Olympic Board may be filled by the affirmative vote of a majority of the remaining directors.

Removal of Directors:	Subject to any rights of holders of Heritage preferred stock with respect to any director elected thereby, the Heritage bylaws provide that any director or the entire Heritage Board may be removed, at any time, but only for cause and only by the affirmative vote of the holders of at least 66-2/3% of Heritage’s outstanding shares of capital stock entitled to vote generally in the election of directors (considered for this purpose as one class) cast at a meeting of the shareholders called for that purpose.	Under the WBCA, subject to the rights of any class of shareholders to elect a director, a director may be removed if the number of votes cast to remove exceeds the number of votes cast not to remove the director.

Call of Special Meeting of Directors:	The Heritage bylaws provide that special meetings of the Heritage Board may be called by the Chairman, the Chief Executive Officer, or by any 2 directors.	The Olympic bylaws provide that special meetings of the Olympic Board may be called by the Chairperson or the Chief Executive Officer or by unanimous consent of all of the members or with the presence and participation of all members at such meeting.

	Heritage Shareholder Rights	Olympic Shareholder Rights
Limitation on Director Liability:
The Heritage charter and bylaws provide that no director, officer-director, former director or former officer-director of the corporation shall be personally liable to Heritage or its shareholders for monetary damages for conduct as a director or officer-director unless the conduct is finally adjudged to have been egregious conduct (as defined in the Heritage charter).
Additionally, no director, officer-director, former director, or former officer-director of a subsidiary corporation of Heritage shall be personally liable in any action brought directly by Heritage as a shareholder of the subsidiary corporation or derivatively on behalf of the subsidiary corporation (or by any shareholder of Heritage double-derivatively on behalf of this corporation and the subsidiary corporation) for monetary damages for conduct as a director or officer-director of such subsidiary corporation unless the conduct is finally adjudged to have been egregious conduct.
The Olympic articles of incorporation provide that no director, officer-director, former director or former officer-director of the corporation shall be personally liable to Olympic or its shareholders for monetary damages for conduct as a director or officer-director unless the conduct is finally adjudged to have been egregious conduct (as defined in the Olympic articles of incorporation).
Additionally, no director, officer-director, former director, or former officer-director of a of a subsidiary corporation of Olympic shall be personally liable in any action brought directly by Olympic as a shareholder of the subsidiary corporation or derivatively on behalf of the subsidiary corporation (or by any shareholder of Olympic double-derivatively on behalf of the corporation and the subsidiary corporation) for monetary damages for conduct as a director or officer-director of such subsidiary corporation unless the conduct is finally adjudged to have been egregious conduct.

	Heritage Shareholder Rights	Olympic Shareholder Rights
Indemnification:	The Heritage charter provides that Heritage shall indemnify any person who is, or is threatened to be made, a party to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, and whether by or in the right of the corporation or its shareholders or by any other party, by reason of the fact that the person is or was a director or officer-director of Heritage or of a subsidiary corporation against judgments, penalties or penalty taxes, fines, settlements even if paid or payable to Heritage or its shareholders or to a subsidiary corporation) and reasonably expenses, including attorneys’ fees, actually incurred in connection with such proceeding unless the liability and expenses were on account of conduct finally adjudged to be egregious conduct (as defined in the Heritage charter). The reasonable expenses, including attorneys’ fees, of such person incurred in connection with such proceeding shall be paid or reimbursed by Heritage, upon request of such person, in advance of the final disposition of such proceeding upon receipt by Heritage of a written, unsecured promise by the person to repay such amount if it shall be finally adjudged that the person is not eligible for indemnification. All expenses incurred by such person in connection with such proceeding shall be considered reasonably unless finally adjudged to be unreasonable.	The Olympic articles of incorporation provide that Olympic shall indemnify any person who is, or is threatened to be made, a party to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, and whether by or in the right of the corporation or its shareholders or by any other party, by reason of the fact that the person is or was a director, officer-director, or subsidiary outside director against judgments, penalties or penalty taxes, fines, settlements (even if paid or payable to the corporation or its shareholders or to a subsidiary corporation) and reasonable expenses, including attorneys’ fees, actually incurred in connection with such proceeding unless the liability and expenses were on account of conduct finally adjudged to be egregious conduct. The reasonable expenses, including attorneys’ fees, of a director, officer-director or subsidiary outside director incurred in connection with a proceeding in which the individual is entitled to indemnification, shall be paid or reimbursed by Olympic, upon request of such person, in advance of the final disposition of such proceeding upon receipt by Olympic of a written, unsecured promise by the person to repay such amount if it shall be finally adjudged that the person is not eligible for indemnification. All expenses incurred by such person in connection with such proceeding shall be considered reasonable unless finally adjudged to be unreasonable.

	Heritage Shareholder Rights	Olympic Shareholder Rights
Call of Special Meetings of Shareholders:
The Heritage bylaws provide that special meetings of Heritage’s shareholders may be called at any time by the Chairman, the Chief Executive Officer, a majority of the Heritage Board, or any shareholder or shareholders holding in the aggregate not less than 1/10 of all shares entitled to vote at the special meeting. Shareholders may hold a meeting at any time and place without notice or call, upon appropriate waivers signed by all shareholders who are entitled to vote at a shareholders’ meeting.
Written notice stating the place, day, and hour of the meeting, and in case of a special meeting the purpose or purposes for which the meeting is called, shall be delivered not less than 10 nor more than 60 days before the date of the meeting, either personally, by mail, or electronically by or at the direction of the Chairman, the Chief Executive Officer, the President, the Secretary, or the person or persons calling the meeting to each shareholder of record entitled to vote at such meeting. If mailed or e-mailed, such notice shall be deemed to be delivered when deposited in the U.S. mail, postage prepaid, addressed to the shareholder at his or her physical address or e-mail as it appears on the stock transfer books of Heritage. A shareholder may waive any notice required for any meeting by executing a written waiver of notice either before or after said meeting and such waiver shall be equivalent to the giving of such notice. The attendance of a shareholder at a shareholders’ meeting, in person or by proxy, shall constitute a waiver of notice of the meeting.

The Olympic bylaws provide that special meetings of Olympic shareholders may be called at any time by the President, a majority of the Olympic Board, or by shareholders holding a majority of the voting stock of the corporation. No business shall be transacted at any special meeting of shareholders except as is specified in the notice calling for the meeting.
Written notice stating the place, day, and hour of the meeting, and in case of a special meeting the purpose or purposes for which the meeting is called, shall be delivered not less than 10 days nor more than 60 days before the date of the meeting, either personally or by mail to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, postage prepaid, addressed to the shareholder at the shareholder’s address as it appears on the stock transfer books of Olympic. A shareholder may waive any notice required for any meeting by executing a written waiver of notice either before or after said meeting and such waiver shall be equivalent to the giving of such notice. The attendance of a shareholder at a shareholders’ meeting, in person or by proxy, shall constitute a waiver of notice of the meeting.

Quorum of Shareholders:	The Heritage bylaws provide that a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders.	The Olympic bylaws provide that a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders.

	Heritage Shareholder Rights	Olympic Shareholder Rights
Advance Notice Regarding Shareholder Proposals
The matters to be considered and brought before any annual or special meeting of shareholders of Heritage shall be limited to only such matters, including the nomination and election of directors, as shall be brought properly before such meeting in compliance with the procedures set forth in the Heritage charter and bylaws.
In order to be eligible for inclusion in the proxy materials for the next annual meeting of shareholders, any shareholder proposal to take action at such meeting must be received at the executive offices of Heritage no less than 120 days before the anniversary of the date Heritage’s proxy statement was released to shareholders in connection with the most recent annual meeting of shareholders. Any such proposals shall be subject to the requirements of the proxy rules adopted under the Exchange Act, and as with any shareholder proposal (regardless of whether included in Heritage’s proxy materials), the Heritage charter and bylaws and Rule 14a-8 of the Exchange Act.
Nominations for directors, other than those made by the Heritage Board, shall be made in writing and shall be delivered or mailed to the Chairman of the Heritage Board not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors; provided, however, that if less than 21 days’ notice of the meeting is given to shareholders, such nomination shall be delivered or mailed not later than the close of business of the 7th day following the day on which the notice of meeting was mailed; and, provided, further, that if the date of the next annual meeting has changed by more than 30 calendar days from the date of the most recent year’s annual meeting, then notice must be provided by the later of 60 calendar days prior to the date of next annual meeting, or the 10th calendar day following the day on which public announcement of the date of such annual meeting is first made by Heritage.
Olympic’s articles of incorporation and bylaws do not include any applicable provisions on shareholder proposals.

	Heritage Shareholder Rights	Olympic Shareholder Rights
Such notification shall contain the following information to the extent known to the notifying shareholder: (i) the name and address of each proposed nominee; (ii) the principal occupation of each proposed nominee; (iii) the total number of shares of Heritage stock that will be voted for each proposed nominee; (iv) the name and address of the notifying shareholder; (v) the number of shares of Heritage common stock owned by the notifying shareholder; and (vi) the information required under Rule 14a-19 of the Exchange Act. Nominations not made in accordance with such procedures may, in his discretion, be disregarded by the Chairman of the meeting, and upon his instructions, the vote teller may disregard all votes cast for such nominee.

Shareholder Action by Written Consent:	The WBCA provides that any action taken by written consent in lieu of a shareholder meeting must receive the consent of all shareholders entitled to vote on the action.	The Olympic bylaws provide that any action which may be taken at a meeting of the shareholders may be taken without a meeting if a consent in writing, setting forth the actions so taken shall be signed by all of the shareholders. Such consent shall have the same force and effect as a unanimous vote at a duly convened meeting.

	Heritage Shareholder Rights	Olympic Shareholder Rights
Appointment and Removal of Officers:
The Heritage bylaws provide that the Heritage Board shall elect a Chairman and a Chief Executive Officer and may elect a Lead Independent Director and/or a President. The offices of President and Chief Executive Officer may be held by the same person. The Heritage Board shall also elect a Secretary and a Treasurer and such Vice Presidents and other officers as, in the opinion of the Heritage Board, Heritage’s business requires. The Heritage Board may also elect or appoint, or in its discretion delegate to the Chief Executive Officer the authority to appoint, from time to time such other or additional officers as are desirable for the conduct of Heritage’s business. None of the officers, except the Chairman, and Chief Executive Officer, need be directors of Heritage. The Chairman and officers shall be elected annually by the Heritage Board at the meeting of the Heritage Board following the annual meeting of Heritage’s shareholders, and such officers shall hold office at the pleasure of the Heritage Board.
Any officer, agent, or employee may be removed by the Heritage Board at any time with or without cause. Such removal, however, shall be without prejudice to the contract rights, if any, of the persons so removed.
If any officer position becomes vacant by reason of death, resignation, removal or otherwise, the Heritage Board, or the Chief Executive Officer possessing delegated authority to appoint such an officer, shall have power to fill such vacancy. In case of the absence or disability of any officer, the Heritage Board or the Chief Executive Officer may delegate the powers or duties of such officer to another officer for the time being.

The Olympic bylaws provide that the Olympic Board may elect a Chairperson and Vice-Chairperson. The Olympic Board may also appoint a Chief Executive Officer, a President, an Executive Vice-President, one or more Vice-Presidents, a Chief Operating Officer, a Secretary and/or a Treasurer, and such additional officers as, in the opinion of the Olympic Board, Olympic’s business requires. The Olympic Board may also elect or appoint, or, in its discretion, delegate to the Chief Executive Officer or President, or in their absence the Chief Operating Officer or the Executive Vice-President, the authority to appoint, from time-to-time, such other or additional officers as are desirable for the conduct of Olympic’s business. The Olympic Board shall not be obligated to fill each of the officer positions and may elect to fill such positions as the board determines in its discretion. None of the officers, except the Chairperson and any Vice Chairperson of the Board, the Chief Executive Officer and the President, need be a director of Olympic. The officers shall be elected annually by the Olympic Board at the meeting of the Board following the annual meeting of Olympic shareholders, and such officers shall hold office at the pleasure and at the discretion of the Olympic Board.
Any officer, agent, or employee may be removed by the Olympic Board at any time with or without cause. Such removal, however, shall be without prejudice to the contract rights, if any, of the persons so removed.
If any corporate office becomes vacant by reason of death, resignation, removal or otherwise, the Olympic Board or the executive officer possessing the delegated authority to appoint such an officer, shall have power to fill such vacancies. In case of the absence or disability of any officer, the Olympic Board or the Chief Executive Officer may delegate the powers or duties of any such officer to another officer for the time being.

	Heritage Shareholder Rights	Olympic Shareholder Rights

Amendment to Charter and Bylaws:
The Heritage bylaws may be amended, altered or repealed, at any regular meeting of the Heritage Board, by a vote of the majority of the whole Heritage Board, provided that a written statement of the proposed action shall have been personally delivered, mailed or electronically distributed to all directors at least 2 days prior to such meeting.
Pursuant to the Heritage charter, Heritage reserves the right to amend or repeal any provision contained in the Heritage charter in the manner prescribed by the WBCA, and all rights conferred upon shareholders are granted subject to this reservation; provided, however, that, notwithstanding any other provision of the Heritage charter or any provision of the WBCA which might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of Heritage stock required by the WBCA or by the Heritage charter, the affirmative vote of the holders of 66-2/3% of the voting power of all the then-outstanding shares of Heritage stock entitled to vote generally in the election of directors (subject to the restriction on 10% shareholders described above), voting together as a single class, shall be required to amend or repeal Article 17 (Amendments), Article 9 (Directors), Article 12 (Acquisition of Capital Stock), Article 14 (Certain Business Combinations), or Article 16 (Indemnification – Limitation of Liability) of the Heritage charter.

The Olympic bylaws may be amended, altered or repealed, at any regular or special meeting of the Olympic Board, by a vote of the majority of the whole Olympic Board, provided that a written statement of the proposed action shall have been personally delivered or mailed to all directors at least two days prior to any such meeting.
Pursuant to the Olympic articles of incorporation, Olympic reserves the right to amend, alter, change or repeal any provisions of the articles to the extent permitted by the laws of the State of Washington. All rights of shareholders are granted subject to this reservation.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION AND NOTES
The following unaudited pro forma condensed combined financial information and notes thereto have been prepared in accordance with Article 11 of Regulation S-X in order to give effect to the merger and the related transaction accounting adjustments (pro forma adjustments) described in the accompanying notes. The following unaudited pro forma combined financial statements present the historical consolidated financial positions and results of operations of Heritage and Olympic as an acquisition by Heritage of Olympic. Under the acquisition method of accounting, the assets and liabilities of Olympic are, as of the effective date of the merger, recorded at their respective fair values and added to Heritage.
The unaudited pro forma condensed combined balance sheet combines the historical balance sheets of Heritage and Olympic as of September 30, 2025, giving effect to the merger (including the issuance of shares of Heritage common stock pursuant to the merger agreement) as if those transactions had occurred on that date. The unaudited pro forma combined consolidated condensed statements of income for the nine months ended September 30, 2025, and for the year ended December 31, 2024 combines the historical consolidated statements of income of Heritage and Olympic giving effect to the merger (including the issuance of shares of Heritage common stock pursuant to the merger agreement) as if those transactions had occurred on January 1, 2024, the first day of Heritage’s fiscal year. The unaudited pro forma condensed combined financial information contained herein does not give effect to any of the financial results of Heritage or Olympic following September 30, 2025, including the to-date fourth quarter 2025 financial results of either Heritage or Olympic.
The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the actual results that would have occurred if the merger had been consummated during the period or as of the date of which the pro forma information is presented, nor is it necessarily indicative of future results. The pro forma information includes transaction costs such as change in control payments, investment banker fees, and contract termination costs. The pro forma costs do not include the benefits of expected cost savings or opportunities to earn additional revenue, as these are nonrecurring in nature and not factually supportable. Estimated merger costs are subject to change, and actual merger costs could differ from such estimates. The pro forma fair values for assets and liabilities are subject to change as result of final valuation analyses. In addition, the pro forma information assumes changes to the combined capitalization, such as decreases in long-term debt. However, there were no assumptions for the repurchase of shares issued in connection with the merger.
The unaudited pro forma condensed combined financial information is based on and should be read in conjunction with:
•the accompanying notes to the unaudited pro forma condensed combined financial information;
•the separate historical audited consolidated financial statements of Heritage as of and for the year ended December 31, 2024, and the related notes, included in Heritage’s Annual Report on Form 10-K for the year ended December 31, 2024;
•the separate historical audited consolidated financial statements of Olympic as of and for the year ended December 31, 2024, and the related notes, included in Olympic’s Consolidated Financial Statements for the year ended December 31, 2024, beginning on page F-1;
•the separate historical unaudited consolidated financial statements of Heritage as of and for the nine-month period ended September 30, 2025 contained in Heritage’s Quarterly Report on Form 10-Q for the period ended September 30, 2025; and
•the separate historical unaudited consolidated financial statements of Olympic as of and for the nine-month period ended September 30, 2025 contained in Olympic’s Consolidated Financial Statements for the period ended September 30, 2025, beginning on page F-1.
As of the date of this joint proxy statement/prospectus, Heritage has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair value of Olympic’s assets to be acquired or liabilities to be assumed, other than a preliminary estimate for intangible assets and certain financial assets and financial liabilities. Accordingly, apart from the aforementioned, certain Olympic assets and liabilities are presented at their respective carrying amounts and should be treated as preliminary values. A final determination of the fair value of Olympic’s assets and liabilities will be based on Olympic’s actual assets and liabilities as of the closing date and therefore cannot be made prior to the consummation of the merger. In addition, the value of the merger consideration to be paid by Heritage in shares of Heritage common stock upon the consummation of the merger will be determined based on the closing price of Heritage common stock on the closing date and the number of issued and outstanding shares of Olympic capital stock immediately prior to the closing. Actual adjustments may differ from the amounts reflected in the unaudited pro forma combined financial information, and the differences may be material.
Further, Heritage has not identified all adjustments necessary to conform Olympic’s accounting policies to Heritage’s accounting policies. Upon consummation of the merger, or as more information becomes available, Heritage will perform a more detailed review of Olympic’s accounting policies. As a result of that review, differences could be identified between the accounting policies of the two companies that, when conformed, could have a material impact on the combined company’s financial information.
As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma combined financial information. Heritage estimated the fair value of certain Olympic assets and liabilities based on a preliminary valuation analysis and due diligence information. Until the merger is consummated, both companies are limited in their ability to share certain information.
Upon consummation of the merger, a final determination of the fair value of Olympic’s assets acquired and liabilities assumed will be performed. Any changes in the fair values of the net assets or total purchase consideration as compared with the information shown in the unaudited pro forma combined financial information may change the amount of the total purchase consideration allocated to goodwill and other assets and liabilities and may impact the combined company’s statement of income. The final purchase consideration allocation may be materially different than the preliminary purchase consideration allocation presented in the unaudited pro forma combined financial information.

Unaudited Pro Forma Condensed Combined Balance Sheet
as of September 30, 2025
(dollars in thousands, except per share data)

	Heritage Financial Corporation	Olympic Bancorp, Inc. (1)	Pro Forma Adjustments	Reclass Adjustments	Reference	Pro Forma Combined
Assets
Cash and cash equivalents	245,491	$70,498	$(45,711)	$—	A	$270,278
Investment securities
Available for sale (at fair value)	631,231	525,639	—	(42,169)	B	1,114,701
Held to maturity	681,626	27,387	(2,157)	(25,230)	C	681,626
Loans and leases receivable	4,769,160	903,128	(30,049)	87,379	D	5,729,618
Allowance for credit losses on loans	(53,974)	(9,338)	(1,637)	—	E	(64,949)
Loans receivable, net	4,715,186	893,790	(31,686)	87,379		5,664,669
Premises and equipment, net	70,382	20,037	12,405	—	F	102,824
Federal Home Loan Bank stock, at cost	10,473	2,349	—	—		12,822
Bank owned life insurance	105,464	37,307	—	—		142,771
Accrued interest receivable	19,146	6,050	—	—		25,196
Prepaid expenses and other assets	289,677	67,728	(14,985)	(28,620)	G	313,800
Other intangible assets, net	2,264	—	46,891	—	H	49,155
Goodwill	240,939	17,105	15,924	—	I	273,968
Total assets	7,011,879	$1,667,890	$(19,319)	$(8,640)		$8,651,810

Liabilities and Shareholders’ Equity
Liabilities
Deposits
Non-interest bearing	$1,617,909	$440,724	$—	$—		$2,058,633
Interest bearing	4,239,555	980,022	(671)	—	J	5,218,906
Total deposits	5,857,464	1,420,746	(671)	—		7,277,539
Borrowings	138,000	30,000	252	—	K	168,252
Subordinated debt, net	22,277	35,000	(35,000)	—	L	22,277
Accrued expenses and other liabilities	90,074	39,118	7,813	(8,640)	M	128,365
Total liabilities	6,107,815	1,524,864	(27,606)	(8,640)		7,596,433
Common stock	529,949	20,132	156,478	—	N	706,559
Retained earnings	407,561	171,035	(196,332)	—	N	382,264
Accumulated other comprehensive loss, net	(33,446)	(48,141)	48,141	—	N	(33,446)
Total shareholders’equity	904,064	143,026	8,287	—		1,055,377
Total liabilities and shareholders’ equity	$7,011,879	$1,667,890	$(19,319)	$(8,640)		$8,651,810
__________________
(1) Reclassifications have been made to conform with the presentation of Heritage.

Unaudited Pro Forma Condensed Combined Statement of Income
for the Year Ended December 31, 2024
(dollars in thousands, except per share data)

	Heritage Financial Corporation	Olympic Bancorp, Inc.	Pro Forma Adjustments	Reference	Pro Forma Combined
Loans and leases	$247,472	$50,249	$10,923	O	$308,644
Investment securities	55,623	18,278	10,943	P	84,844
Other interest income	6,617	2,347	—		8,964
Interest income	309,712	70,874	21,866		402,452
Deposits	75,069	14,001	671	Q	89,741
Borrowings	23,140	6,562	(126)	R	29,576
Subordinated debt	2,139	1,776	(1,776)	S	2,139
Interest expense	100,348	22,339	(1,231)		121,456
Net interest income	209,364	48,535	23,097		280,996
Provision for (reversal of) credit losses	6,282	5,953	8,573	T	20,808
Net interest income after provision for (reversal of) credit losses	203,082	42,582	14,524		260,188
Noninterest income	7,473	11,552	—		19,025
Noninterest expense	158,296	48,581	31,779	U	238,656
Income before income taxes	52,259	5,553	(17,255)		40,557
Income tax expense	9,001	322	(3,218)	V	6,105
Net income	$43,258	$5,231	$(14,037)		$34,452
Per Common Share Data
Basic earnings per share	$1.26	$32.84			$0.83
Diluted earnings per share	$1.24	$32.84			$0.82
Average number of basic shares outstanding	34,465,323	159,280	7,008,320	W	41,632,923
Average number of diluted shares outstanding	34,899,036	159,280	7,008,320	W	42,066,636

Unaudited Pro Forma Condensed Combined Statement of Income
For The Nine Months Ended September 30, 2025
(dollars in thousands, except per share data)

	Heritage Financial Corporation	Olympic Bancorp, Inc.	Pro Forma Adjustments	Reference	Pro Forma Combined
Loans and leases	$196,231	$39,983	$6,952	O	$243,166
Investment securities	34,834	12,597	8,207	P	55,638
Other interest income	4,309	1,101	—		5,410
Interest income	235,374	53,681	15,159		304,214
Deposits	59,760	11,711	—		71,471
Borrowings	8,153	2,207	(126)	R	10,234
Subordinated debt	1,417	1,657	(1,657)	S	1,417
Interest expense	69,330	15,575	(1,783)		83,122
Net interest income	166,044	38,106	16,942		221,092
Provision for (reversal of) credit losses	2,782	(429)	—		2,353
Net interest income after provision for (reversal of) credit losses	163,262	38,535	16,942		218,739
Noninterest income	13,745	12,593	—		26,338
Noninterest expense	124,083	39,062	5,987	U	169,132
Income before income taxes	52,924	12,066	10,955		75,945
Income tax expense	7,629	1,951	2,301	V	11,881
Net income	$45,295	$10,115	$8,654		64,064
Per Common Share Data
Basic earnings per share	$1.33	$63.50			$1.56
Diluted earnings per share	$1.31	$63.50			$1.54
Average number of basic shares outstanding	34,009,010	159,280	7,008,320	W	41,176,610
Average number of diluted shares outstanding	34,481,877	159,280	7,008,320	W	41,649,477

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(all amounts are in thousands, except per share data, unless otherwise indicated)
NOTE 1 Basis of Presentation
The unaudited pro forma condensed combined consolidated financial statements and explanatory notes have been prepared under the acquisition method of accounting for business combinations. The unaudited pro forma condensed combined balance sheet as of September 30, 2025 gives effect to the merger as if it had occurred on that date. The unaudited pro forma condensed combined statements of income for the nine months ended September 30, 2025, and the year ended December 31, 2024 give effect to the merger as if it had become effective on January 1, 2024. This information is not intended to reflect the actual results that would have been achieved had the acquisition actually occurred on that date. The pro forma adjustments are preliminary, based on estimates and are subject to change as more information becomes available and after final analyses of the fair values of both tangible and intangible assets acquired and liabilities assumed are completed. Accordingly, the final fair value adjustments may materially differ from those presented in this document.
NOTE 2 Purchase Price
Pursuant to the merger agreement, each issued and outstanding share of Olympic capital stock will be exchanged for 45.0 shares of Heritage common stock, with cash paid in lieu of fractional shares. After the merger is consummated, based on the number of issued and outstanding shares of Olympic capital stock on September 30, 2025, we expect that approximately 7,167,600 shares of Heritage common stock will be issued as merger consideration. Based on the closing price of Heritage common stock on Nasdaq as of September 24, 2025, the trading day immediately preceding the public announcement of the merger, of $24.64, the implied merger consideration that an Olympic shareholder would be entitled to receive for each share of Olympic capital stock owned would be $1,108.80 with an implied aggregate transaction value of approximately $176.6 million.
NOTE 3 Estimated Merger Costs
Estimated merger costs of $18.5 million (net of $4.4 million of taxes) are included in the pro forma financial statements. It is expected that these costs will be recognized over time. These cost estimates are forward-looking. The type and amount of actual costs incurred could vary materially from these estimates. The current estimates of the merger costs, primarily comprised of anticipated cash charges are:

(dollars in thousands)
Change in control and vendor contract termination payments	$13,745
System conversion related expenses	$2,151
Legal and professional fees	$3,027
Other merger related expenses	$4,012
Pre-tax merger costs	$22,935
Taxes	$4,411
Total merger costs	$18,524
NOTE 4 Pro Forma Adjustments to Unaudited Condensed Combined Financial Information
The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined financial information. All adjustments are based on preliminary assumptions and valuations, which are subject to change.
A.Represents $10.7 million to pay out Olympic’s company benefit plans, which have been fully accrued; and redemption of subordinated debt, which will occur prior to the merger in accordance with the merger agreement attached as Appendix A hereto.
B.Reclassification of certain municipal bonds from investments to loans receivable in conformity with Heritage’s accounting policies and reclassification of Olympic held to maturity investments to available for sale.
C.Adjustment to reflect the estimate of fair value on investment securities held to maturity, reclassification of certain investments to loans receivable in conformity with Heritage’s accounting policies and reclassification of remaining held to maturity investments to available for sale.
D.Adjustment to reflect acquired loans at their estimated fair value, including current interest rates, the credit related adjustment for purchased credit-deteriorated (“PCD”) loans and non-purchased credit-deteriorated

(“non-PCD”) loans, and a gross up of PCD loans. In addition, includes the reclassification of certain municipal bonds and solar leases from investment and premises and equipment to loans receivable in conformity with Heritage’s accounting policies.
E.Adjustment to the allowance for credit losses (“ACL”) on loans to reflect the following:

(dollars in thousands)
Reversal of historical Olympic’s ACL on loans	$9,338
Increase in ACL on loans for gross-up of estimated lifetime of credit losses for purchased credit-deteriorated (PCD) loans	(2,402)
Provision for estimate of lifetime loan losses on non-PCD loans	(8,573)
$(1,637)
Heritage will assess the impact of changes in accounting for purchased financial assets based on an Accounting Standards Update recently released by the Financial Accounting Standards Board that, if applied to this transaction, would be expected to increase the ACL initially recognized as part of the purchase transaction, effectively increasing goodwill, and reducing the Day 1 charge to the provision for credit losses.
F.Adjustment to reflect the estimate of fair value on premises and equipment.
G.Adjustment to reflect estimate of fair value on solar equipment and related leases and reclassification to loans and leases receivable in conformity with Heritage’s accounting policies and recognize net deferred tax assets associated with the fair value adjustments recorded in the merger.
H.To record core deposit intangible assets of $46.9 million which will be amortized on an accelerated basis over a period of 10 years.
I.To record goodwill resulting from the difference between the purchase price and identifiable net assets as follows:

(dollars in thousands)
Purchase price allocation
Total deal consideration	176,610
Olympic Net Assets at Fair Value
Assets
Cash and cash equivalents	24,787
Investment securities	483,470
Loans receivable, net	958,056
Premises and equipment, net	32,442
Federal Home Loan Bank stock, at cost	2,349
Bank owned life insurance	37,307
Accrued interest receivable	6,050
Prepaid expenses and other assets	22,323
Other intangible assets, net	46,891
Total assets	1,613,675
Liabilities
Deposits	1,420,075
Borrowings	30,252
Accrued expenses and other liabilities	19,767
Total liabilities	1,470,094
Net assets acquired	143,581
Preliminary goodwill	33,029
J.Adjustment to reflect the estimate of fair value on time deposits with an estimated life of approximately one year.
K.Adjustment to reflect the estimate of fair value on borrowings.

L.Redemption of Olympic subordinated debt.
M.Payoff of Olympic company benefit plans and reclassification of unearned income on solar leases to loans and leases receivable.
N.Adjustments to shareholder’s equity:

(dollars in thousands)
To eliminate Olympic’s shareholders’ equity	$(143,026)
To reflect issuance of Heritage common stock in merger	176,610
Adjustments to record provision for credit losses on non-PCD loans, net of tax	(6,773)
To reflect Heritage merger related costs, net of tax	(18,524)
$8,287
O.Adjustment reflects the yield adjustment for interest income on loans and investments. The fair value adjustments for loans will be accreted through loan interest income over the estimated life of the portfolio. The weighted average remaining life of the loan portfolio was estimated at approximately three years.
P.Adjustment reflects the yield adjustment for interest income on investments. The fair value adjustments for investments will be accreted through investment interest income over the estimated life of the portfolio. The weighted average remaining life of the investment portfolio was estimated at approximately five years.
Q.To record estimated premium amortization on the Olympic time deposits.
R.To record estimated discount accretion on the Olympic borrowings.
S.To remove interest expense related to Olympic’s subordinated debt.
T.To record provision for credit losses on non-PCD acquired loans.
U.To record estimated amortization expense of the Olympic core deposit intangible asset and adjustments for estimated merger costs.
V.To record tax effects of the Olympic pro forma adjustments at an estimated tax rate of 21.0%.
W.Adjustment to weighted-average shares of Heritage’s common stock outstanding to eliminate weighted-average shares of Olympic capital stock outstanding and to reflect the estimated number of shares of Heritage’s common stock to be issued to holders of Olympic’s capital stock using an exchange ratio of 45.0.

LEGAL MATTERS
The validity of the Heritage common stock to be issued in connection with the merger will be passed upon for Heritage by Barack Ferrazzano Kirschbaum & Nagelberg LLP. Certain U.S. federal income tax consequences relating to the merger will be passed upon for Heritage by Barack Ferrazzano Kirschbaum & Nagelberg LLP and for Olympic by Otteson Shapiro LLP.
EXPERTS
The financial statements incorporated in this joint proxy statement/prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2024 have been so incorporated in reliance on the report of Crowe LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The consolidated financial statements of Olympic as of December 31, 2024 and 2023, and for each of the years in the two-year period ended December 31, 2024, have been audited by CliftonLarsonAllen LLP, independent auditor, as set forth in their report thereon, included in this registration statement. Such consolidated financial statements have been included herein in reliance upon such report pertaining to such financial statements given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
Heritage has filed a registration statement on Form S-4 with the SEC that registers the Heritage common stock to be issued in the merger to Olympic shareholders. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Heritage and a joint proxy statement of each of Heritage and Olympic for their respective shareholder special meetings. As allowed by SEC rules and regulations, this joint proxy statement/prospectus does not contain all of the information in the registration statement.
Heritage files reports, proxy statements and other information with the SEC under the Exchange Act. The SEC maintains a web site that contains such reports, proxy statements and other information about public companies, including Heritage’s filings. The Internet address of that site is www.sec.gov. You may also read and copy any materials filed with the SEC by Heritage at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may obtain copies of the information that Heritage files with the SEC, free of charge by accessing Heritage’s website at w at hf-wa.com under the tab “Financials.” Alternatively, these documents, when available, can be obtained free of charge from Heritage upon written request to Heritage Financial Corporation, Attn: Investor Relations, 201 Fifth Avenue SW, Olympia, Washington 98501 or by calling (360) 943-1500.
The website addresses of the SEC and Heritage are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those websites is not part of this joint proxy statement/prospectus.
Statements contained in this joint proxy statement/prospectus, or in any document incorporated by reference into this joint proxy statement/prospectus, regarding the contents of any contract or other document, are not necessarily complete, and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows Heritage to incorporate by reference into this document documents filed with the SEC by Heritage. This means that the company can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this document, and later information that the companies file with the SEC will automatically update and supersede that information. Heritage incorporates by reference the documents listed below and any documents filed by Heritage under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus until the date of the offering is terminated:
•Heritage’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 27, 2025;
•Heritage’s Quarterly Reports on Form 10-Q for the period ended March 31, 2025, filed with the SEC on May 6, 2025, for the period ended June 30, 2025, filed with the SEC on August 8, 2025, and for the period ended September 30, 2025, filed with the SEC on November 7, 2025;
•Heritage’s definitive Proxy Statement on Schedule 14A, filed with the SEC on March 21, 2025, for the 2025 annual meeting of shareholders held on May 5, 2025;

•Heritage’s Current Reports on Form 8-K filed with the SEC on January 23, 2025; April 24, 2025; May 6, 2025; July 24, 2025; September 26, 2025; and October 23, 2025 (except to the extent any such Current Reports on Form 8-K contain any information furnished but not filed); and
•the description of Heritage common stock contained in Exhibit 4.2 to Heritage’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 27, 2025.
If you would like to request documents, please do so by January 13, 2026 to receive them before the Heritage special meeting, or by January 13, 2026 to receive them before the Olympic special meeting.
Heritage has supplied all of the information contained in this joint proxy statement/prospectus relating to Heritage and its subsidiaries. Olympic has supplied all of the information relating to Olympic and its subsidiaries.
You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus to vote on the proposals to Heritage and Olympic shareholders in connection with the merger. Neither Heritage nor Olympic has authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [ ]. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any other date other than such date, and neither the mailing of this joint proxy statement/prospectus nor the issuance by Heritage of shares of Heritage common stock pursuant to the merger agreement will create any implication to the contrary.

Olympic Bancorp, Inc. and Subsidiary
Contents

OLYMPIC BANCORP, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Olympic Bancorp, Inc. and Subsidiary
Contents

Independent Auditors’ Report
Audit Committee and Board of Directors
Olympic Bancorp Inc. and Subsidiary
Port Orchard, Washington

Report on the Audit of the Consolidated Financial Statements
Opinion
We have audited the consolidated financial statements of Olympic Bancorp, Inc. and Subsidiary, which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Olympic Bancorp, Inc. and Subsidiary as of December 31, 2024 and 2023, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of Olympic Bancorp, Inc. and Subsidiary and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Responsibilities of Management for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Olympic Bancorp Inc. and Subsidiary’s ability to continue as a going concern for one year after the date the consolidated financial statements are available to be issued.
Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

CLA (CliftonLarsonAllen LLP) is an independent network member of CLA Global. See CLAglobal.com/disclaimer.

In performing an audit in accordance with GAAS, we:
•Exercise professional judgment and maintain professional skepticism throughout the audit.
•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Olympic Bancorp Inc. and Subsidiary’s internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Olympic Bancorp, Inc. and Subsidiary’s ability to continue as a going concern for a reasonable period of time.
We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

CliftonLarsonAllen LLP

Bellevue, Washington
March 25, 2025

Olympic Bancorp, Inc. and Subsidiary
Consolidated Balance Sheets
(dollars in thousands except share amounts)

Consolidated Financial Statements

As of December 31,	2024	2023
Cash and due from banks	$26,489	$33,455
Interest bearing deposits in banks	5,871	3,100
Cash and cash equivalents	32,360	36,555
Securities available for sale carried at fair value	553,292	584,053
Securities held to maturity carried at amortized cost, net of allowance for credit losses of $195 and $85, (fair values of $29,214 and $38,443)	30,849	41,257
Federal Home Loan Bank stock, at cost	5,394	4,891
Loans held for investment	896,723	836,187
Allowance for credit losses	(9,578)	(9,983)
Net loans	887,145	826,204
Solar equipment leased to others, net	41,675	43,757
Premises and equipment, net	22,060	20,479
Goodwill	17,105	17,105
Accrued interest receivable	6,665	7,053
Cash value of life insurance	33,737	32,844
Net deferred tax asset	22,428	23,526
Other assets	13,876	11,225
Total Assets	$1,666,586	$1,648,949
Liabilities and Shareholders’ Equity
Liabilities:
Non-interest bearing	$422,525	$422,906
Savings and interest-bearing demand	715,070	786,013
Time	232,911	160,633
Total Deposits	1,370,506	1,369,552
Subordinated debt, net of unamortized costs	34,940	34,826
Short-term borrowings	97,900	86,850
Accrued interest payable	2,453	1,687
Other liabilities	36,877	37,309
Total Liabilities	1,542,676	1,530,224
Commitments and Contingencies (Note 15)
Shareholders’ Equity
Common stock
Class A, voting, no par value; 1,000,000 shares authorized; issued and outstanding -- 15,928 shares	4,304	4,304
Class B, non-voting, no par value; 9,000,000 shares authorized; issued and outstanding -- 143,352 shares	15,828	15,828
Retained earnings	162,593	159,592
Accumulated other comprehensive loss	(58,815)	(60,999)
Total Shareholders’ Equity	123,910	118,725
Total Liabilities and Shareholders’ Equity	$1,666,586	$1,648,949
See accompanying notes to consolidated financial statements.

Olympic Bancorp, Inc. and Subsidiary
Consolidated Statements of Income
(dollars in thousands except share amounts)

Years Ended December 31,	2024	2023
Interest Income
Loans	$50,249	$43,672
Federal funds sold and deposits in banks	140	146
Securities available for sale and held to maturity
Taxable	15,076	15,552
Tax-exempt	3,202	3,623
Other interest income	2,207	1,621
Total Interest Income	70,874	64,614
Interest Expense
Deposits	14,001	10,197
Borrowings	6,562	1,685
Subordinated debt	1,776	1,776
Total Interest Expense	22,339	13,658
Net Interest Income	48,535	50,956
Provision for credit losses	5,953	550
Net Interest Income after Provision for Loan Losses	42,582	50,406
Non-Interest Income
Service charges on deposit accounts	1,750	1,807
Merchant and interchange income	3,384	3,561
Income from investments in life insurance	855	856
Leased solar equipment income	2,144	1,775
Net gain from sales of loans	—	19
Net gain on sale of equity securities	811	—
Net gain from sales of fixed assets	23	140
Other	2,585	2,125
Total Non-Interest Income	11,552	10,283
Non-Interest Expenses
Salaries and employee benefits	29,137	29,480
Occupancy and equipment	3,475	3,374
Depreciation of leased solar equipment	2,082	1,808
Data processing expenses	5,588	4,933
Merchant and interchange expenses	872	780
State and local taxes	1,334	923
Net loss from sales of securities available for sale	—	2,090
Other	6,093	5,453
Total Non-Interest Expenses	48,581	48,841
Income Before Income Taxes	5,553	11,848
Income tax (benefit) expense	322	(2,674)
Net Income	$5,231	$14,522
Basic earnings per share	$32.84	$91.17
See accompanying notes to consolidated financial statements.

Olympic Bancorp, Inc. and Subsidiary
Consolidated Statements of Comprehensive Income
(dollars in thousands)

Years Ended December 31,	2024	2023

Net Income	$5,231	$14,522
Other comprehensive income, net of tax
Unrealized holding gain on securities available for sale:
Unrealized holding gain arising during the year, net of tax	2,184	13,985
Reclassification adjustment for loss on sale of available for sale securities realized in income, net of tax	—	1,651
Other comprehensive income, net of tax	2,184	15,636
Comprehensive Income	$7,415	$30,158
Income tax included in other comprehensive income	$576	$4,158
See accompanying notes to consolidated financial statements.

Olympic Bancorp, Inc. and Subsidiary
Consolidated Statements of Shareholders’ Equity
(dollars in thousands except share and per share amounts)

	Shares of
	Class A Common Stock	Class B Common Stock	Class A Common Stock	Class B Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2022	15,928	143,352	$4,304	$15,828	$147,300	$(76,635)	$90,797
Net income					14,522		14,522
Other Comprehensive income, net of tax						15,636	15,636
Cash dividends declared ($14.00 per common share)					(2,230)		(2,230)
Balance, December 31, 2023	15,928	143,352	$4,304	$15,828	$159,592	$(60,999)	$118,725
Net income					5,231		5,231
Other Comprehensive income, net of tax						2,184	2,184
Cash dividends declared ($14.00 per common share)					(2,230)		(2,230)
Balance, December 31, 2024	15,928	143,352	$4,304	$15,828	$162,593	$(58,815)	$123,910
See accompanying notes to consolidated financial statements.

Olympic Bancorp, Inc. and Subsidiary
Consolidated Statements of Cash Flows
(dollars in thousands)

Years Ended December 31,	2024	2023
Cash Flows From Operating Activities
Net income	$5,231	$14,522
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of premises and equipment	1,374	1,224
Depreciation of solar equipment leased to others	2,082	1,808
Provision for credit losses	5,953	550
Net amortization of bond discounts and premiums	2,241	2,831
Net accretion of deferred loan fees and costs	—	(730)
Amortization of subordinated debt issuance costs	114	114
Gain on sale of fixed asset	(23)	(140)
Net gain from sales of loans	—	(19)
Proceeds from sales of loans held for sale	—	21,436
Net gain from sales of equity securities	(811)	—
Net loss from sales of securities available for sale	—	2,090
Income from investments in life insurance	(855)	(856)
Deferred tax expense (benefit)	522	(1,980)
Change in operating assets and liabilities:
Accrued interest receivable	358	(1,429)
Accrued interest payable	766	667
Other assets and liabilities, net	(450)	1,810
Net Cash Provided By Operating Activities	16,502	41,898
Cash Flows From Investing Activities
Proceeds from maturities and payments received on securities available for sale	30,688	29,510
Purchases of securities available for sale	(3,950)	(13,527)
Proceeds from sales of securities available for sale	—	32,503
Proceeds from sales of equity securities	811
Net increase in loans	(60,844)	(62,243)
Proceeds from sales of premises and equipment	30	—
Additions to solar equipment leased to others	—	(14,500)
Additions to premises and equipment	(2,972)	(2,113)
Proceeds from maturities and payments received on securities held to maturity	6,307	2,625
Purchase of FHLB stock	(45,483)	(33,377)
Proceeds from redemption of FHLB stock	44,980	30,522
Net Cash Used In Investing Activities	$(30,433)	$(30,600)
Cash Flows From Financing Activities
Net increase (decrease) in deposits	$954	$(108,014)
Premiums paid for investments in life insurance	(38)	—
Proceeds from FHLB advances	1,007,300	816,650
Repayment on FHLB advances	(996,250)	(729,800)
Cash dividends paid	(2,230)	(2,230)
Net Cash Provided (Used) By Financing Activities	9,736	(23,394)

Net Decrease In Cash And Cash Equivalents	(4,195)	(12,096)

Olympic Bancorp, Inc. and Subsidiary
Consolidated Statements of Cash Flows
(dollars in thousands)

Years Ended December 31,	2024	2023
Cash and cash equivalents, beginning of year	36,555	48,651
Cash and cash equivalents, end of year	$32,360	$36,555

Supplemental Disclosures of Cash Flow Information
Cash payments for interest	$21,573	$12,991
Cash payments for federal income tax	$265	$850
Exchange of AFS security and accrued interest for preferred stock	$1,780	$—
Change in fair value of securities available for sale, net of tax	$2,184	$15,636
See accompanying notes to consolidated financial statements.

Olympic Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements

1. Nature of Operations and Summary of Significant Accounting Policies
Nature of Operations
Olympic Bancorp, Inc. (the Company) provides commercial banking services in Washington State through its wholly owned subsidiary, Kitsap Bank (the Bank). The Bank operates under a state bank charter and provides full banking services. As a state bank, the Bank is subject to regulation by the Washington State Department of Financial Institutions and the Federal Deposit Insurance Corporation. The Bank operates sixteen branches and two loan production offices in Kitsap, Pierce, Clallam, Jefferson, King, and Mason Counties. The Bank provides loan and deposit services to customers, who are predominately small and middle market businesses, individuals, and municipalities in western Washington.
Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Kitsap Bank. All significant intercompany transactions and balances have been eliminated.
Consolidated Financial Statement Presentation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and practices within the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the balance sheet, and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for credit losses, the valuation of goodwill, and the fair value of financial instruments.
Cash and Cash Equivalents and Cash Flows
Cash and Cash Equivalents include cash on hand, amounts due from banks, including cash items in the process of clearing, and interest-bearing balances due from correspondent banks and the Federal Reserve Bank. Cash flows from loans, deposits, and short-term borrowings are reported net. The Company maintains its cash in depository institutions, which, at times, may exceed federally insured limits. The Company has not experienced losses in such accounts.
Securities
Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity debt securities and reported at cost.
Debt securities available for sale consist of debt securities that the Company intends to hold for an indefinite period, but not necessarily to maturity. Such debt securities may be sold to implement the Company’s asset/liability management strategies and in response to changes in interest rates and similar factors. Debt securities available for sale are reported at fair value. Unrealized gains and losses are reported in a separate component of shareholders' equity entitled “accumulated other comprehensive loss.” Realized gains and losses on securities available for sale, determined using the specific identification method, are included in earnings. The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity. For callable debt securities purchased at a premium, the amortization period is shortened to the earliest call date.
Equity securities held by the Company are measured at fair value, with changes in fair value recognized in earnings.
Federal Home Loan Bank Stock
At December 31, 2024 and 2023, the Company held $5,394,000 and $4,891,000 of common stock in the FHLB of Des Moines, respectively. This security is reported at par value, which represents the Company’s cost. Ownership of FHLB stock is restricted to the FHLB and member institutions, and can only be purchased and redeemed at par.
Management periodically evaluates FHLB stock for impairment. Management’s determination of whether these investments are impaired is based on their assessment of the ultimate recoverability of cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of cost is influenced by criteria such as: (i) the significance of any decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (ii) commitment by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, (iii) the impact of legislative and regulatory changes on institutions and, accordingly, the

Olympic Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements

customer base of the FHLB, and (iv) the liquidity position of the FHLB. Management has determined there is no impairment on its FHLB stock as of December 31, 2024 or 2023.
Transfers of Financial Assets
Transfers of financial assets are accounted for as sales only when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (i) the assets have been isolated from the Company, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. In addition, for transfers of a portion of financial assets (for example, participations of loan receivables), the transfer must meet the definition of a ‘participating interest’ in order to account for the transfer as a sale.
Following are the characteristics of a ‘participating interest’:
•Pro-rata ownership in an entire financial asset.
•From the date of the transfer, all cash flows received from entire financial assets, except any cash flows allocated for servicing, are divided proportionately among the participating interest holders in an amount equal to their share of ownership.
•The rights of each participating interest holder have the same priority, and no participating interest holder’s interest is subordinated to the interest of another participating interest holder.
•No party has the right to pledge or exchange the entire financial asset unless all participating interest holders agree to pledge or exchange the entire financial asset.
Loans
Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for credit losses on loans, and any deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the effective interest method or straight-line method.
Interest income on loans is accrued daily over the term of the loans based upon the principal outstanding. The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due as well as when required by regulatory provision. Past due status is based on contractual terms of loans. When interest accrual is discontinued, all unpaid accrued interest is reversed against interest income. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current, the borrower has demonstrated a period of sustained performance, and future payments are reasonably assured.
Allowance for Credit Losses
Held-to-maturity Debt Securities
The Company maintains an allowance for credit losses (ACL) for HTM debt securities to recognize potential future losses due to credit risk. The allowance is established on a collective basis by major security type based on historical experience, current market conditions, and reasonable and supportable forecasts.
The ACL is a valuation allowance deducted from the amortized cost of the debt securities to present the net carrying amount at the amount expected to be collected. Factors considered in the estimation of the allowance include historical industry default and loss rates, industry trends, economic conditions, and specific borrower or issuer considerations.
Management performs regular assessments of the ACL, adjusting the allowance as necessary to reflect changes in credit risk and market conditions. When available information confirms that specific HTM debt securities or portions thereof are uncollectible, the identified amounts are charged against the ACL.
HTM debt securities will be placed on non-accrual status if the Company does not reasonably expect to receive interest payments in the future and interest accrued will be reversed against interest income. HTM debt securities will be returned to accrual status only when collection of interest is reasonably assured.
Available-for-sale Debt Securities
For available-for-sale debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost

Olympic Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements

basis. If either of the criteria regarding intent or requirement to sell is met, the debt security’s amortized cost basis is written down to fair value through income. For debt securities available-for-sale that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the debt security by a rating agency, and adverse conditions specifically related to the debt security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income.
Changes in the allowance for credit losses are recorded as a credit loss expense or reversal. Losses are charged against the allowance when management believes the uncollectibility of an available-for-sale debt security is confirmed.
Loans
The ACL on loans is a valuation account that is deducted from the amortized cost basis of loans to present the net amount expected to be collected. The ACL is adjusted through the provision for credit losses to the amount of amortized cost basis not expected to be collected at the balance sheet date.
The measurement of expected credit losses encompasses information about historical events, current conditions and reasonable and supportable forecasts. Determining the amount of the ACL is complex and requires extensive judgment by management about matters that are inherently uncertain. Re-evaluation of the ACL estimate in future periods, in light of changes in composition and characteristics of the loan portfolio, changes in the reasonable and supportable forecast and other factors then prevailing may result in material changes in the amount of the ACL and credit loss expense in those future periods.
When available information confirms that specific loans or portions thereof are uncollectible, the identified amounts are charged against the ACL. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent and the borrower has not demonstrated the ability or intent to bring the loan current; the Company has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair value of the loan collateral is significantly below the current loan balance; and there is little or no near-term prospect for improvement.
Expected credit losses are estimated on a collective basis for groups of loans that share similar risk characteristics. Factors that may be considered in aggregating loans for this purpose include but are not necessarily limited to, product or collateral type, geography, and internal risk ratings. For loans that do not share similar risk characteristics with other loans such as collateral dependent loans, expected credit losses are estimated on an individual basis.
Collateral Dependent Loans
Collateral dependent loans are those for which the borrower is experiencing financial difficulty and repayment is potentially expected to be provided substantially through the operation or sale of the collateral. These loans do not typically share similar risk characteristics with other loans and expected credit losses are evaluated on an individual basis. Loans evaluated individually are not included in the collective evaluation. When repayment depends on sale of the collateral, expected losses are based on the fair value of the collateral at the reporting date and adjusted for selling costs as appropriate.
Unfunded Commitments
Expected credit losses related to off-balance sheet credit exposures are estimated over the contractual period for which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. Expected credit losses are estimated using essentially the same methodologies employed to estimate expected credit losses on the amortized cost basis of loans, taking into consideration the likelihood and amount of additional amounts expected to be funded over the terms of the commitments. The liability for credit losses on off-balance sheet credit exposures is presented within other liabilities l condition, distinct from the ACL. Adjustments to the liability are included in the provision for credit losses.
Interest Accrued and not yet Collected
Accrued interest is recorded separately on the balance sheet from loans and the allowance for credit losses. For any loans placed on non-accrual or charged off, all accrued interest not yet recognized is reversed against interest

Olympic Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements

income. Additionally, the amortization of related deferred loan fees or costs is suspended. Interest for these loans is accounted for using the cash-basis or cost-recovery method until they qualify for return to accrual status. The cash-basis method is utilized when it is determined that both the principal and interest of the loan are collectible. Conversely, if there are doubts regarding the collectibility of the principal and interest, payments are applied to reduce the loan principal. The decision on the ultimate collectibility of the loan is supported by a current and thoroughly documented credit evaluation of the borrower's financial condition. This evaluation includes an assessment of the borrower's historical repayment performance and other relevant factors influencing their prospects for repayment. Loans are reinstated to accrual status when all contractual principal and interest payments are brought up to date, the borrower has demonstrated a sustained period of performance, and future payments are deemed reasonably assured.
Investment in Solar Equipment Leased to Others
The Company classifies new equipment purchased for the purpose of leasing such equipment to customers for renewable energy projects as operating leases.
The term of each operating lease is generally 9 to 15 years. The Company retains ownership of the equipment and the associated tax benefits of such investment tax credits and accelerated depreciation. At the end of the lease term, the lessee has the option to renew the lease for two additional terms or purchase the equipment at the then current fair market value.
Rental revenue from operating leases is recognized on a straight-line basis over the term of the lease. Rental equipment is recorded at cost and depreciated to an estimated residual value on a straight line-basis over the estimated useful life. The useful lives generally range from 30 to 50 years and residual values generally range from 20% to 60%, however, they are subject to periodic evaluation. Changes in useful lives or residual values will impact depreciation expense and any gain or loss from the sale of used equipment. The estimated useful lives and residual values of the Company’s leasing equipment are based on industry experience and the Company’s expectations for future sale prices.
Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation, which is computed on the straight-line method over the estimated useful lives of the assets. Asset lives range from three to thirty-nine years. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter.
Assets are reviewed for impairment when events indicate that their carrying value may not be recoverable. If management determines impairment exists, the assets are reduced with an offsetting charge to expense. No impairment was recognized in 2024 or 2023.
Goodwill
Goodwill represents costs in excess of net assets acquired and is evaluated periodically for impairment in accordance with ASC Topic 350, “Intangibles.” The balance of goodwill was reviewed as of December 31, 2024 and 2023, and management determined that no impairment charges were necessary.
Cash Value of Life Insurance
The Company has purchased life insurance policies on certain key executives. Bank owned life insurance is recorded at its cash surrender value, or the amount that can be realized, if lower.
Income Taxes
The Company is taxed for federal income tax purposes as a corporation under Subchapter C of the Internal Revenue Code. Income tax expense is comprised of current and deferred taxes. Current income tax expense reflects taxes to be paid or refunded for the current period. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. These gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences in the bases of assets and liabilities as measured by tax laws and their bases as reported under GAAP. Deferred tax assets are also recognized for tax attributes such as net operating loss carryforwards and tax credit carryforwards. Valuation allowances, if necessary, are recorded to reduce deferred tax assets to the amounts management concludes are more likely than not to be realized.

Olympic Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements

The Company has reviewed the Company’s tax positions for the open tax years (current and prior three tax years) and has concluded that no unrecognized tax position should be recognized in the Company’s consolidated financial statements.
Off-Balance Sheet Financial Instruments
In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, standby letters of credit, and real estate loans sold in the secondary market with limited recourse. Such financial instruments are recorded in the consolidated financial statements when they become payable.
Derivatives
At the inception of a derivative contract, the Company designates the derivative as one of three types based on the Company’s intentions and belief as to likely effectiveness as a hedge. These three types are (1) a hedge of fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value hedge”), (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow hedge”), or (3) an instrument with no hedging designation (“non-designated derivative”). For a fair value hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognized in current earnings as fair values change. For a cash flow hedge, the gain or loss on the derivative is reported in other comprehensive income and is reclassified into earnings in the same period during which the hedged transaction affects earnings. The Company has no derivatives that are classified as “non-designated derivatives” as of December 31, 2024 and 2023.
Accrued settlements on derivatives that qualify for hedge accounting are recorded in interest income or interest expense, based on the item being hedged. Cash flows on hedges are classified in the cash flow statement as the cash flows of the items being hedged.
The Company formally documents the relationship between derivatives and hedged items, as well as the risk-management objective and the strategy for hedge transactions at the inception of the hedging relationship. This documentation includes linking fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivative instruments that are designated are highly effective in offsetting changes in fair values or cash flows of the hedged items. The Company discontinues hedge accounting when it determines the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative is settled or terminates, a hedged forecasted transaction is no longer probable, hedged firm commitment is no longer firm, or treatment of the derivative as a hedge is longer appropriate or intended.
When hedge accounting is discontinued, subsequent changes in fair value of the derivative are recorded as non-interest income. When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transactions are still expected to occur, gains or losses that were accumulated in other comprehensive income (loss) are amortized into earnings over the same periods which the hedged transactions will affect earnings.
The Company is exposed to losses if a counterparty fails to make its payments under a contract in which the Company is in the net receiving position. The Company anticipates that the counter parties will be able to fully satisfy their obligations under the agreements. All of the contracts to which the Company is a party settle monthly, quarterly, or semi-annually. In addition, the Company obtains collateral above certain thresholds of the fair value of its derivatives for each dealer counterparty based upon their credit standing and the Company has netting agreements with the dealers with which it does business.
Advertising Costs
Advertising costs are expensed as incurred. Advertising expense was $234,000 and $156,000 for the years ended December 31, 2024 and 2023, respectively.
Postretirement Benefit Aspects of Endorsement Split-Dollar Arrangements
The Company has entered into agreements with directors, officers and select employees of the Company to pay life insurance premiums over the life of the officer. The Company accounts for the postretirement benefit aspects of endorsed split dollar arrangements in accordance with ASC Topic 715, “Compensation-Retirement Benefits”, which requires the recognition of a liability and related compensation expense for the endorsement split-dollar life

Olympic Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements

insurance policies that provide a benefit to an employee that extends to post retirement periods. As the Company has agreed to maintain a split-dollar arrangement and share some portion of the death benefits of the underlying insurance policy, the postretirement cost of insurance, rather than the death benefit, is accrued. The liability for the split dollar arrangements totaled approximately $1,380,000 as of December 31, 2024 and 2023.
Fair Value of Financial Instruments
ASC Topic 820, “Fair Value Measurements and Disclosures,” defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires certain disclosures about fair value measurements. See Note 19. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.
The fair value measurements establish a fair value hierarchy that prioritizes the use of inputs used in valuation methodologies into the following three levels:
Level 1:    Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.
Level 2:    Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; inputs to the valuation methodology include quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs to the valuation methodology that are derived principally from or can be corroborated by observable market data by correlation or other means.
Level 3:    Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using discounted cash flow methodologies, as well as instruments for which the determination of fair value requires significant management judgment or estimation.
Such information, which pertains to the Company’s financial instruments, does not purport to represent the aggregate net fair value of the Company. Further, the fair value estimates are based on various assumptions, methodologies and subjective considerations, which vary widely among different financial institutions, and which are subject to change.
Revenue Recognition arising from Contracts with Customers
The Company recognizes revenues from contracts with customers in accordance with ASC Topic 606, Revenue from Contracts with Customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.
The majority of the Company's revenue-generating transactions are not subject to ASC Topic 606, including revenue generated from financial instruments, such as loans, letters of credit, derivatives and investment securities, as well as income from bank owned life insurance, as these activities are outside of the scope of ASC Topic 606 and are discussed elsewhere in “Note 1 -- Summary of Significant Accounting Policies.” Descriptions of the Company's revenue generating activities that are within the scope of ASC Topic 606, which are presented in the consolidated income statements as components of noninterest income, are as follows:
Service charges on deposit accounts. Service charges on deposit accounts are earned for account maintenance and overdraft, wire and treasury management services. Revenue is recognized at the time the services are performed and is included in service charges on deposit accounts within noninterest income on the consolidated statements of income.
Merchant and Interchange Income. Interchange and merchant services income are earned from credit and debit card payment processing through card association networks, merchant services and other card related services. Fees for these services are primarily based on interchange rates set by the networks and transaction volumes and are recognized as transactions are processed and settled with networks on behalf of cardholders.

Olympic Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements

The following table presents noninterest income segregated between customers within the scope of ASC Topic 606 and those within the scope of other ASC topics:

Years Ended December 31,	2024	2023
Noninterest income
Service charges on deposit accounts	$1,750	$1,807
Merchant and interchange income	3,384	3,561
Other	1,131	1,409
Noninterest income within the scope of ASC Topic 606	6,265	6,777
Noninterest income outside the scope of ASC Topic 606	5,287	3,506
Total noninterest income	$11,552	$10,283
The Company does not typically enter into long-term revenue contracts with customers with significant incremental costs, and therefore, does not experience significant contract balances. As of December 31, 2024 and 2023, the Company did not have any significant contract balances. As of December 31, 2024, the Company did not capitalize any contract acquisition costs.
Recent Accounting Pronouncements
ASU 2023-09, Improvements to Income Tax Disclosures
In December 2023, the FASB issued ASU No. 2023-09, “Improvements to Income Tax Disclosures.” This ASU requires incremental disclosures primarily related to the reconciliation of the statutory income tax rate to the effective income tax rate, as well as income taxes paid. This ASU is effective for annual periods beginning after December 15, 2025 under a prospective approach with the option to apply it retrospectively. Early adoption is permitted. Since this ASU only requires additional disclosures, adoption of this ASU will not have an impact on the Company’s financial condition, results of operations or cash flows.
2. Restricted Assets
Federal Reserve Board (FRB) regulations provide that the Bank may be required to maintain reserves in the form of cash on hand and deposit balances with the Federal Reserve Bank, based on a percentage of deposits. As of March 2020, the FRB has reduced the reserve requirement to zero. As such, the bank had no balances for required reserves for the years ended December 31, 2024 and 2023.
3. Securities
Debt and equity securities have been classified according to management’s intent. The amortized cost of securities, their approximate fair values, and allowance for credit losses at December 31, 2024 and 2023 are as follows (dollars in thousands):

December 31, 2024	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
Available for Sale
U.S. Treasury and federal Agencies	$64,652	$-	$(3,468)	$-	$61,184
U.S. Government sponsored entities and agencies	5,239	18	-	-	5,257
Mortgage-backed securities	26,507	86	(2,403)	-	24,190
Collateralized mortgage obligations	261,902	24	(41,364)	-	220,562
State and municipal securities	263,595	537	(27,576)	-	236,556
Corporate debt securities	5,850	2	(309)	-	5,543
Total Available for Sale Securities	$627,745	$667	$(75,120)	$-	$553,292
Equity Securities(1)	$157	$-	$(10)	$-	$147
Total Equity Securities	$157	$-	$(10)	$-	$147

Olympic Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Allowance for Credit Losses	Net Carrying Amount
Held to Maturity
Collateralized mortgage obligations	$22,561	$1	$(1,074)	$21,488	$-	$22,561
State and municipal securities	3,154	22	(283)	2,893	-	3,154
Corporate debt securities	5,329	-	(496)	4,833	(195)	5,134
Total Held to Maturity Securities	$31,044	$23	$(1,853)	$29,214	$(195)	$30,849
___________________
(1)Equity securities with a fair value of $147,000 at December 31, 2024 are classified within Other Assets on the Consolidated Balance Sheet.

December 31, 2023	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
Available for Sale
U.S. Treasury and federal Agencies	$69,650	$-	$(4,626)	$-	$65,024
U.S. Government sponsored entities and agencies	7,062	6	(16)	-	7,052
Mortgage-backed securities	29,037	-	(2,573)	-	26,464
Collateralized mortgage obligations	272,488	13	(41,565)	-	230,936
State and municipal securities	276,179	872	(28,650)	-	248,401
Corporate debt securities	6,850	-	(674)	-	6,176
Total Available for Sale Securities	$661,266	$891	$(78,104)	$-	$584,053
Equity Securities(1)	$157	$-	$(29)	$-	$128
Total Equity Securities	$157	$-	$(29)	$-	$128

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Allowance for Credit Losses	Net Carrying Amount
Held to Maturity
Collateralized mortgage obligations	$28,101	$-	$(1,646)	$26,455	$-	$28,101
State and municipal securities	9,741	69	(1,042)	8,768	-	9,741
Corporate debt securities	3,500	-	(280)	3,220	(85)	3,415
Total Held to Maturity Securities	$41,342	$69	$(2,968)	$38,443	$(85)	$41,257
___________________
(1)Equity securities with a fair value of $128,000 at December 31, 2023 are classified within Other Assets on the Consolidated Balance Sheet.
The contractual maturities of debt securities as of December 31, 2024, are shown below (dollars in thousands). Expected maturities may differ from contractual maturities, because debt issuers may have the right to call obligations. Maturities are categorized by the earlier of the securities’ due date or call date.

	Available for Sale		Held to Maturity
December 31, 2024	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$42,002	$41,790	$-	$-
Due after one year through five years	100,761	94,478	2,948	2,911
Due after five years through ten years	109,002	97,423	2,500	2,390
Due after ten years	375,980	319,601	25,596	23,913
Total	$627,745	$553,292	$31,044	$29,214

Olympic Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements

Securities carried at approximately $156,660,000 and $152,599,000 at December 31, 2024 and 2023, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.
The following table shows realized gains and realized losses on sold and called securities for the year ended December 31, 2024 and 2023 (dollars in thousands):

December 31, 2024	Amortized Cost	Gross Realized Gains	Gross Realized Losses	Proceeds
Equity Securities	$-	$811	$-	$811
Equity Securities	$-	$811	$-	$811

December 31, 2023	Amortized Cost	Gross Realized Gains	Gross Realized Losses	Proceeds
Available for Sale
U.S. Treasury and federal Agencies	$12,910	$-	$(1,163)	$11,747
State and municipal securities	21,683	9	(936)	20,756
Total Available for Sale Securities	$34,593	$9	$(2,099)	$32,503
The following tables summarizes debt securities available-for-sale in an unrealized loss position for which an allowance for credit losses has not been recorded at December 31, 2024 and 2023, aggregated by major security type and length of time in a continuous unrealized loss position (dollars in thousands):

	Less Than 12 Months Unrealized		More Than 12 Months Unrealized		Total Unrealized
December 31, 2024	Gross Losses	Fair Value	Gross Losses	Fair Value	Gross Losses	Fair Value
Available for Sale
U.S. Treasury and federal Agencies	$-	$-	$(3,468)	$61,184	$(3,468)	$61,184
U.S. Government sponsored entities and agencies	-	-	-	-	-	-
Mortgage-backed securities	(12)	488	(2,391)	18,046	(2,403)	18,534
Collateralized mortgage obligations	(2)	276	(41,362)	216,072	(41,364)	216,348
State and municipal securities	(69)	5,635	(27,507)	210,556	(27,576)	216,191
Corporate debt securities	-	-	(309)	5,543	(309)	5,543
Total Available for Sale	$(83)	$6,399	$(75,037)	$511,401	$(75,120)	$517,800

	Less Than 12 Months Unrealized		More Than 12 Months Unrealized		Total Unrealized
December 31, 2023	Gross Losses	Fair Value	Gross Losses	Fair Value	Gross Losses	Fair Value
Available for Sale
U.S. Treasury and federal Agencies	$-	$-	$(4,626)	$65,024	$(4,626)	$65,024
U.S. Government sponsored entities and agencies	-	-	(16)	2,125	(16)	2,125
Mortgage-backed securities	(25)	5,430	(2,548)	21,034	(2,573)	26,464
Collateralized mortgage obligations	(16)	4,041	(41,549)	226,625	(41,565)	230,666
State and municipal securities	(5)	248	(28,645)	222,258	(28,650)	222,506
Corporate debt securities	-	-	(674)	6,176	(674)	6,176
Total Available for Sale	$(46)	$9,719	$(78,058)	$543,242	$(78,104)	$552,961

Olympic Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements

The Company reviews the investment securities portfolio on a quarterly basis to monitor debt securities in unrealized loss positions, which were comprised of 227 individual securities, to determine whether the impairment is due to credit-related factors or noncredit-related factors. As of December 31, 2024 and 2023, no allowance for credit losses and no impairment on debt securities available-for-sale was recognized. The Company does not consider its securities with unrealized losses to be attributable to credit-related factors, as the unrealized losses in each category have occurred as a result of changes in noncredit-related factors such as changes in interest rates, market spreads and market conditions subsequent to purchase, not credit deterioration. Furthermore, the Company does not have the intent to sell and it is more likely than not that we will not have to sell any such debt securities before a recovery of cost.
The following table presents the activity in the allowance for credit losses for debt securities held-to-maturity by major security type for the year ended December 31, 2024 (dollars in thousands):

December 31, 2024	Collateralized Mortgage Obligations	State and Municipal Securities	Corporate Debt Securities
Allowance for credit losses:
Beginning Balance	$-	$-	$85
Provision for credit losses	-	5,940	110
Charge-offs	-	(5,940)	-
Total Ending Allowance Balance	$-	$-	$195
4. Loans and Allowance for Credit Losses
Loans at December 31, 2024 and 2023 consist of the following (dollars in thousands):

December 31,	2024	2023
Commercial and agricultural	$167,110	$148,300
SBA	16,647	15,389
Real estate
Construction and land development	84,055	70,512
Residential 1-4 family	62,759	62,359
Nonresidential non-farm	486,868	471,695
Multifamily	76,891	64,990
Consumer	3,432	4,084
Gross loans receivable	897,762	837,329
Less:
Net deferred loan fees	1,039	1,142
Loans receivable, net	896,723	836,187
Allowance for credit losses	(9,578)	(9,983)
Total loans receivable, net	$887,145	$826,204
The Company manages the loan portfolios and the respective exposure to credit losses (credit risk) by the following specific portfolio segments, which are levels at which we develop and document our or credit losses attributable to each respective portfolio segment. These segments are as follows:
Commercial: Commercial loans generally possess a lower inherent risk of loss than real estate portfolio segments because these loans are generally underwritten to existing cash flows of operating businesses. Debt coverage is provided by the business cash flows and economic trends influenced by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans.
Agriculture: This segment includes agricultural operating lines and real estate loans. Agricultural loans carry risk associated with the successful operation of a business and the continued credit worthiness of the borrower. There is risk associated with the value of the collateral as it may depreciate over time and cannot be appraised with as much precision. In addition, loans collateralized by real estate are also dependent upon the successful operation of the business as well as land prices.

Olympic Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements

Small Business Administration (“SBA”): SBA loans generally possess lower inherent risk of loss than other loan segments because of the strict underwriting guidelines required to qualify as an SBA loan. Risks of loss is further reduced by the amount of the SBA guarantee. There is risk depending on the SBA program as SBA guarantees are less than 100% and vary by program. There is also risk that the Bank did not adhere to SBA requirements and therefore the SBA could deny a guarantee claim. The Bank is an SBA Preferred Lender which provides the authority to approve most SBA loans without prior approval from the SBA.
Construction and Land Development: Construction and land development loans generally possess a higher inherent risk of loss than other real estate portfolio segments. A major risk arises from the necessity to complete projects within a specified cost and time line. Trends in the construction industry significantly impact the credit quality of these loans, as demand drives construction activity. In addition, trends in real estate values significantly impact the credit quality of these loans, as property values determine the economic viability of construction projects and ultimate repayment of these loans.
Residential 1-4 Family and Multifamily: The degree of risk in residential mortgage lending depends primarily on the loan amount in relation to collateral value, the interest rate and the borrowers’ ability to repay in an orderly fashion. These loans generally possess a lower inherent risk of loss than other real estate portfolio segments. Economic trends determined by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. Weak economic trends can negatively impact the borrowers' capacity to repay their obligations.
Nonresidential Non-Farm: Nonresidential non-farm loans, also known as commercial real estate loans, generally possess a higher inherent risk of loss than other real estate portfolio segments, except land and construction loans. Adverse economic developments or an overbuilt market can impact commercial real estate projects and may result in troubled loans. Trends in vacancy rates of commercial properties impact the credit quality of these loans. High vacancy rates reduce operating revenues and the ability for the properties to produce sufficient cash flow to service debt obligations.
Consumer: The consumer loan portfolio is usually comprised of a large number of small loans. Most loans are made directly for consumer purchases. Economic trends determined by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. Weak economic trends can negatively impact the borrowers’ capacity to repay their obligations.
The following tables detail activity in the allowance for credit losses by portfolio segment for the years ended December 31, 2024 and 2023 (dollars in thousands). Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

December 31, 2024	Commercial and Agricultural	SBA	Construction and Land Development	Residential 1-4 Family	Nonresidential Non-Farm	Multifamily	Consumer	Unallocated	Total
Beginning Balance	$1,483	$7	$3,078	$842	$2,662	$1,780	$131	$-	$9,983
Provision (credit) for loan losses	397	(3)	(192)	(125)	(169)	(4)	(51)	-	(147)
Charge-offs	(249)	-	-	-	-	-	(36)	-	(285)
Recoveries	-	3	-	4	-	-	20	-	27
Ending Balance	$1,631	$7	$2,886	$721	$2,493	$1,776	$64	$—	$9,578

December 31, 2023	Commercial and Agricultural	SBA	Construction and Land Development	Residential 1-4 Family	Nonresidential Non-Farm	Multifamily	Consumer	Unallocated	Total
Beginning Balance	$475	$55	$1,247	$472	$6,781	$742	$101	$9	$9,882
Adoption of ASC 326	1,502	(47)	1,572	654	(4,528)	343	(30)	(9)	(543)
Provision (credit) for loan losses	(497)	(9)	259	(271)	409	695	83	-	669
Charge-offs	-	-	-	(13)	-	-	(36)	-	(49)
Recoveries	3	8	-	-	-	-	13	-	24
Ending Balance	$1,483	$7	$3,078	$842	$2,662	$1,780	$131	$-	$9,983
The Company utilizes a Probability of Default and Loss Given Default method (PD/LGD) in determining its current expected credit losses for each of the loan pools with the exception of homogenous loan pools which use an adjusted historical incurred loss model. The PD/LGD methodology estimates credit losses based on the probability that a borrower will default on their loan (PD), the loss given default (LGD), and the exposure at default (EAD). The Company uses a PD/LGD transition matrix model that determines the probability of default by tracking historical

Olympic Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements

movement of loan states over a period of time. The quantitative calculation of the allowance for credit losses is calculated by multiplying the probability of default x the loss given default, to get the estimated loss rate then multiplying by the exposure at default to arrive at an estimated loss.
The Company’s expected loss estimate is anchored in historical credit loss experience, with an emphasis on all available portfolio data The Company’s historical look-back period includes periods from 2011 through the current period, on an annual basis. When historical credit loss experience is not sufficient for a specific portfolio, the Company may supplement its own portfolio data with external models or data.
Qualitative reserves reflect management’s overall estimate of the extent to which current expected credit losses on collectively evaluated loans will differ from historical loss experience. Management attempts to quantify qualitative reserves whenever possible. The CECL methodology applied focuses on evaluation of qualitative and environmental factors, including but not limited to: (i) evaluation of facts and issues related to specific loans; (ii) management’s ongoing review and grading of the loan portfolio; (iii) consideration of historical loan loss and delinquency experience on each portfolio segment; (iv) trends in past due and nonperforming loans; (v) the risk characteristics of the various loan segments; (vi) changes in the size and character of the loan portfolio; (vii) concentrations of loans to specific borrowers or industries; (viii) existing economic (x) other qualitative and quantitative factors which could affect expected credit losses.
The Company’s qualitative reserves include industry loss rates as well as consideration of macroeconomic trends, other environmental trends, as well as managements judgement, as the basis for the forecast period. The historical loss rate was utilized as the base rate, and qualitative adjustments were utilized to reflect reasonable and supportable forecasts and other relevant factors.
Allowance for Credit Losses – Unfunded Commitments:
The Company’s off-balance sheet credit exposure consists of unfunded loan commitments and revolving lines of credit. The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit unless that obligation is unconditionally cancellable by the Company. The allowance for credit losses on off-balance sheet credit exposures is adjusted through credit loss expense. The reserve for unfunded commitments is recorded separately from the allowance for credit losses for on-balance sheet loans and securities and is presented within other liabilities on the balance sheet.
The Company calculates the historical average additional draws on undisbursed commitments using a two-year lookback period and generally utilizes the same quantitative and qualitative loss factors for its on-balance sheet portfolios. Additional qualitative factors may be applied based on relative risk factors for unfunded commitments that are not applied to its on-balance sheet portfolio.
The allowance for unfunded commitments at December 31, 2024 and 2023 was $389,000 and $339,000, respectively.
Provision for Credit Losses:
The provision for credit losses is determined by the Company as the amount to be added to the allowance for credit loss accounts for various types of financial instruments measured at amortized-cost, including loans, investment securities, and unfunded commitment credit exposures after net charge-offs have been deducted to bring the allowance to a level that, in management’s judgement, is necessary to absorb expected credit losses over the lives of the respective financial instruments.
The following table presents the components of the provision for credit losses for the years ended December 31, 2024 and 2023 (dollars in thousands):

December 31,	2024	2023
Provision (credit) for credit losses on:
Loans	$(147)	$669
Unfunded Commitments	50	(46)
Investments	6,050	(73)
Total	$5,953	$550

Olympic Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements

Collateral Dependent Loans
A loan is considered to be collateral dependent when, based upon management’s assessment, the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. For collateral dependent loans, expected credit losses are based on the estimated fair value of the collateral at the balance sheet date, with consideration for estimated selling costs if satisfaction of the loan depends on the sale of the collateral. There were no collateral dependent loans as of December 31, 2024 and 2023.
Loans are considered past due if the required principal and interest payments have not been received as of the date such payments are due. Additionally, the Company categorizes loans as performing or nonperforming based on payment activity. Loans that are more than 90 days past due and nonaccrual loans are considered nonperforming. There were no nonperforming or nonaccrual loans at December 31, 2024 and 2023.
The following table presents past due loans, net of partial loan charge-offs, by type as of December 31, 2024 and 2023 (dollars in thousands).

December 31, 2024	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans
Commercial and Agricultural	$-	$-	$-	$-	$167,110	$167,110
SBA	62	-	-	62	16,585	16,647
Construction and Land Development	-	-	-	-	84,055	84,055
Residential 1-4 Family	-	-	-	-	62,759	62,759
Nonresidential non-Farm	-	-	-	-	486,868	486,868
Multifamily	-	-	-	-	76,891	76,891
Consumer	-	-	-	-	3,432	3,432
Total	$62	$-	$-	$62	$897,700	$897,762

December 31, 2023	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans
Commercial and Agricultural	$197	$3	$-	$200	$148,100	$148,300
SBA	-	-	-	-	15,389	15,389
Construction and Land Development	-	-	-	-	70,512	70,512
Residential 1-4 Family	-	44	-	44	62,315	62,359
Nonresidential non-Farm	-	-	-	-	471,695	471,695
Multifamily	-	-	-	-	64,990	64,990
Consumer	4	-	-	4	4,080	4,084
Total	$201	$47	$-	$248	$837,081	$837,329
Credit Quality Indicators:
The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company annualizes loans individually to classify the loans as to credit risk. The Company uses the following definitions for risk ratings:
Special Mention. Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or the institutions credit position at some future date.
Substandard. Loans classified as substandard may be inadequately protected by the current net worth and paying capacity of the of the obligor or the collateral pledged, if any. Loans so classified have a well-defined weakness that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Olympic Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements

Doubtful. Loan classified as doubtful have all the weaknesses inherent of those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions, and values, highly questionable and improbable.
Loans not meeting the criteria above that are analyzed individually or as part of the above process are considered to be pass-rated loans.
The following table represents the internally assigned grade as of December 31, 2024 and 2023, by type of loans (dollars in thousands):

December 31, 2024	Commercial and Agricultural	SBA	Construction and Land Development	Residential 1-4 Family	Nonresidential Non-Farm	Multifamily	Consumer	Total
Grade
Pass (1-3)	$160,644	$16,202	$75,175	$61,650	$467,581	$76,871	$3,432	$861,555
Watch (4)	6,466	-	8,880	1,109	14,639	16	-	31,110
Special Mention (5)	-	-	-	-	4,607	2	-	4,609
Substandard (6)	-	445	-	-	41	2	-	488
Total	$167,110	$16,647	$84,055	$62,759	$486,868	$76,891	$3,432	$897,762

December 31, 2023	Commercial and Agricultural	SBA	Construction and Land Development	Residential 1-4 Family	Nonresidential Non-Farm	Multifamily	Consumer	Total
Grade
Pass (1-3)	$147,318	$13,453	$70,512	$62,172	$459,187	$64,974	$4,084	$821,700
Watch (4)	979	1,419	-	157	8,698	12	-	11,265
Special Mention (5)	-	-	-	-	3,769	4	-	3,773
Substandard (6)	3	517	-	30	41	-	-	591
Total	$148,300	$15,389	$70,512	$62,359	$471,695	$64,990	$4,084	$837,329
The Company had no loans modified or restructured for borrowers experiencing financial difficulty in 2024 or 2023.
5. Loan Servicing
The Company’s portfolio of loans serviced for others is comprised of single-family loans originated and sold by the Company. The Company retains the right to service these loans and has entered into a subservicing arrangement with an independent third party. The portfolio balance totaled $1,684,000 and $1,819,000 at December 31, 2024 and 2023, respectively, and is not included in the accompanying consolidated balance sheets as they are not assets of the Company. The Company has not recorded a mortgage servicing asset (MSA) related to this portfolio as it has determined any remaining unamortized MSA would be immaterial to the consolidated financial statements.
6. Investment in Solar Equipment Leased to Others
The Company purchases solar equipment for the purpose of leasing such equipment to customers for renewable energy products. The term of each operating lease is generally 9 to 15 years. The Company retains ownership of the equipment and the associated tax benefits of such investment tax credits and accelerated depreciation. At the end of the lease term, the lessee has the option to renew the lease for two additional terms or purchase the equipment at the then current fair market value.
Net investment in Solar Operating Leases are as follows for the years ending December 31 are as follows (dollars in thousands):

Years Ended December 31,	2024	2023
Gross Investment in Solar Operating Leases	$49,085	$49,085
Accumulated Depreciation	(7,410)	(5,328)
Net Investment in Solar Operating Leases	$41,675	$43,757
Depreciation expense recognized on these assets for the twelve months ended as of December 31, 2024 and 2023 was $2,082,000 and $1,808,000, respectively.

Olympic Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements

Lease incentive payments paid at each lease’s commencement date, are deferred and recognized as income on a straight-line basis over the life of the lease. Unearned lease income related to these incentives of $9,437,000 and $10,498,000 are recorded within other liabilities on the balance sheet as December 31, 2024 and 2023, respectively.
Future minimum lease payments to be received on these leases for future years ending December 31 are due as follows (dollars in thousands):

Year ended December 31,	Amount
2025	$1,082
2026	1,090
2027	1,083
2028	1,060
2029	1,060
Thereafter	4,241
Total	$9,616
7. Premises and Equipment
The components of premises and equipment at December 31 are as follows (dollars in thousands):

Years Ended December 31,	2024	2023
Land and improvements	$7,202	$7,145
Buildings	16,176	16,178
Leasehold improvements	73	78
Furniture and equipment	11,415	13,217
Solar panels on premises	113	113
Construction in process	3,779	2,026
Total Cost	38,758	38,757
Less accumulated depreciation	16,698	18,278
Premises and Equipment, Net	$22,060	$20,479
Depreciation expense was $1,374,000 and $1,223,000 in 2024 and 2023, respectively.
8. Lessee Leases
The Company enters into various building and land operating leases in the normal course of business primarily for branches and independent loan centers. The Company’s leases have remaining terms ranging from less than one year to 6 years, some of which include renewal options to extend the lease for up 5 years.
Right-of-use assets and lease liabilities by lease type, and the associated balance sheet classification, are as follows (dollars in thousands):

	Balance Sheet Classification	December 31, 2024	December 31, 2023
Right-of-use assets:
Operating leases	Other assets	$945	$255

Lease liabilities:
Operating leases	Other liabilities	$1,027	$267

Olympic Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements

The Company is obligated under various noncancellable operating lease agreements for land and buildings. Future undiscounted lease payments on these leases for future years ending December 31 are due as follows (dollars in thousands):

Year Ended December 31,	Amount
2025	$273
2026	283
2027	291
2028	263
2029	198
Total undiscounted lease payments	$1,308
Impact of imputed interest	(215)
Short-term and other leases	(66)
Net lease liabilities	$1,027
Lease liabilities are recorded upon transfer of the right-of-use assets. During the year ended December 31, 2024, the Company entered into a new lease agreement totaling approximately $867,000 and commencing on January 1, 2025. The lease agreement is not included in the lease payment obligation table above.
Total rent expense was $361,000 and $528,000 for the years ended December 31, 2024 and 2023, respectively.
Supplemental Lease Information (dollars in thousands):

	December 31, 2024	December 31, 2023
Operating lease weighted average remaining lese term (years)	4.6	5.2
Operating lease weighted average discount rate	4.39%	4.33%

Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$(224)	$(373)

Right-of-use assets obtained in exchange for new operating lease liabilities	$998	$-

	December 31, 2024	December 31, 2023
Operating lease cost	$276	$459
Short-term and other lease cost	85	69
Total lease cost	$361	$528
9. Deposits
The composition of deposits at December 31 is as follows (dollars in thousands):

Year Ended December 31,	2024	2023
Demand deposits, non-interest bearing	$422,525	$422,906
Demand deposits, interest bearing	81,089	94,336
NOW and money market accounts	457,859	496,337
Savings deposits	176,122	195,340
Time certificates, more than $250,000	71,966	46,627
Other time certificates	160,945	114,006
Total	$1,370,506	$1,369,552

Olympic Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements

Scheduled maturities of certificates of deposit for future years ending December 31 are as follows (dollars in thousands):

Year Ended December 31,	Amount
2025	$206,347
2026	20,947
2027	1,245
2028	2,390
2029	1,982
Total	$232,911
10. Subordinated Debt
On July 10, 2020, the Company issued $35,000,000 of 10-year fixed-to-floating subordinated notes. The subordinated debt is structured such that it qualifies as Tier 2 capital at the holding company. The notes have a fixed rate of 4.75% per annum for the first 5 years. Semiannual fixed rate interest payments begin on January 10, 2021. Thereafter the notes pay a quarterly floating rate equal to three-month term Secured Overnight Financing Rate (SOFR) plus 466 basis points. Quarterly floating rate interest payments begin on October 10, 2025. The notes mature on July 10, 2030, and the first available call date is July 10, 2025.
At year-end, subordinated debt was as follows (dollars in thousands):

	Principal	Unamortized Debt Issuance Costs
4.75%, Subordinated debentures, due July 10, 2030	$35,000	$60
11. Borrowings
The Company has made a blanket pledge of certain loan types held on its books as collateral for advances from the Federal Home Loan Bank of Des Moines. The Company has loans pledged to the FHLB of $474,640,000 and $462,900,000, as of December 31, 2024 and 2023, respectively to support borrowing lines established with the FHLB. The Company’s short-term borrowings consist of 90-day maturity daily rate reset advances. The Company’s long-term advances consist of fixed rate advances that mature in three to four years. The Company is eligible to borrow up to a total of $299,975,000 at December 31, 2024.
The following table represents FHLB Advances at December 31, 2024 and December 31, 2023 (dollars in thousands):

	December 31, 2024		December 31, 2023
	Total Outstanding	Weighted Average Rate	Total Outstanding	Weighted Average Rate
Overnight fixed rate advances	$-	-	$86,850	5.64%
90-Day daily reset advances	67,900	4.76%	-	-
Long-term fixed rate advances, maturities between 2027 and 2028, fixed rates between 3.78% and 4.56%	30,000	4.20%	-	-
Total Advances	$97,900		$86,850
Maturities over the next five years are as follows (dollars in thousands):

2025	$67,900
2026	-
2027	20,000
2028	10,000
Total	$97,900

Olympic Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements

12. Derivatives
Fair Value Hedges: Interest rate swaps with notional amounts totaling $111 million as of December 31, 2024 and 2023, were designated as fair value portfolio layer hedges of specified fixed rate debt securities. The Company expects the hedges to remain effective during the remaining term of the swaps.
Derivatives not Designated as Hedges: The Company periodically enters into certain commercial loan interest rate swap agreements in order to provide commercial loan customers the ability to convert from variable to fixed interest rates. Under these agreements, the Company enters into a variable-rate loan agreement with a customer in addition to a swap agreement. The swap agreement effectively converts the customer’s variable rate loan into a fixed rate. The Company simultaneously enters into a corresponding swap agreement with a correspondent bank counterparty in order to offset its exposure on the variable and fixed components of the customer agreement. As the interest rate swap agreements with the customers and correspondent banks are not designated as hedges under the Derivatives and Hedging topic of the FASB ASC, the instruments are marked to market in earnings. Because the swap agreements are directly offsetting, the change in fair value of the swaps had no impact on earnings. Total notional amounts of derivatives not designated as hedges were $79,348,000 and $68,620,000 as of December 31, 2024 and 2023, respectively.
The following table presents the amounts recorded on the balance sheet related to cumulative basis adjustments for fair value hedges as of December 31:

Line Item in the Balance Sheet in Which the Hedged Item is Included	Carrying Amount of the Hedged Assets		Cumulative Amount of Fair Value Hedging Adjustment Included in the Carrying Amount of the Hedged Assets
	2024	2023	2024	2023
Available-for-sale debt securities	$131,978	$132,896	$(3,407)	$(783)
The Company presents derivative positions gross on the balance sheet. The following table derivative financial instruments recorded on the balance sheet as of December 31, 2024 and 2023 (dollars in thousands):

	2024		2023
	Notional Amount	Fair Value	Notional Amount	Fair Value
Included in other assets:
Derivatives designated as hedging instruments:
Interest rate swaps related to available-for-sale debt securities(1)	$110,920	$4,396	$110,000	$1,901
Derivatives not designated as hedging instruments:
Interest rate swaps related to customer loans	39,674	2,680	34,310	2,316
Total included in other assets	$150,594	$7,076	$144,310	$4,217
Included in other liabilities
Derivatives designated as hedging instruments:
Interest rate swaps related to available-for-sale debt securities	$-	$-	$1,000	$(14)
Derivatives not designated as hedging instruments:
Interest rate swaps related to customer loans	39,674	(2,680)	34,310	(2,316)
Total included in other liabilities	$39,674	$(2,680)	$35,310	$(2,330)
__________________
(1)$952,000 and $1,100,000 of the fair value of the interest rate swaps are recorded within accrued interest receivable as of December 31, 2024 and 2023, respectively.

Olympic Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements

The effect of fair value hedge accounting on the consolidated statements of income for the years ended December 31, 2024 and 2023 are as follows (dollars in thousands):

	Location and amount of Gain or Loss Recognized in Income on Fair Value Hedging Relationships
	2024		2023
	Interest Income (Expense)	Other Income (Expense)	Interest Income (Expense)	Other Income (Expense)
Interest rate contracts designated as hedging instruments	$2,112	$-	$1,547	$-
13. Regulatory Matters
The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. The regulations require the Bank to meet specific capital adequacy guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of common equity tier 1, tier 1 and total capital (as defined) to risk-weighted assets (as defined). These measures were modified effective January 1, 2015 to reflect Basel III capital standards.
As of December 31, 2024, the most recent notification from the Bank’s regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, tier 1 risk-based, common equity tier 1, and tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution’s category.
The Company’s and the Bank’s actual capital amounts and ratios are also presented in the table (dollars in thousands):
.

	Actual		Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
December 31, 2024	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 capital (to average assets)
Company	$164,753	9.60%	$68,666	4.00%	$ N/A	N/A
Bank	189,591	11.05%	68,615	4.00%	85,769	5.00%
Tier 1 capital (to risk-weighted assets)
Company	164,753	13.65%	72,412	6.00%	N/A	N/A
Bank	189,591	15.71%	72,388	6.00%	96,517	8.00%
Total capital (to risk-weighted assets)
Company	209,855	17.39%	96,549	8.00%	N/A	N/A
Bank	199,753	16.56%	96,517	8.00%	120,647	10.00%
Common equity tier 1 capital (to risk-weighted assets)
Company	164,753	13.65%	54,309	4.50%	N/A	N/A
Bank	$189,591	15.71%	$54,291	4.50%	$78,420	6.50%

Olympic Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements

	Actual		Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
December 31, 2023	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 capital (to average assets)
Company	$161,661	9.54%	$67,796	4.00%	$ N/A	N/A
Bank	186,757	11.03%	67,743	4.00%	84,679	5.00%
Tier 1 capital (to risk-weighted assets)
Company	161,661	14.04%	69,074	6.00%	N/A	N/A
Bank	186,757	16.23%	69,053	6.00%	92,071	8.00%
Total capital (to risk-weighted assets)
Company	206,894	17.97%	92,099	8.00%	N/A	N/A
Bank	197,164	17.13%	92,071	8.00%	115,088	10.00%
Common equity tier 1 capital (to risk-weighted assets)
Company	161,661	14.04%	51,806	4.50%	N/A	N/A
Bank	$186,757	16.23%	$51,790	4.50%	$74,807	6.50%
Management believes, as of December 31, 2024, that the Company and the Bank meet all capital requirements to which they are subject.
State of Washington banking regulations limit the amount of dividends that may be paid by the Bank to the Company without prior approval of the Director of Financial Institutions. Generally, dividends may be paid as long as their payment does not adversely affect the Bank’s compliance with capital regulations.
14. Employee Benefits
Profit Sharing & 401(k) Plan
The Company has a profit sharing and 401(k) plan covering substantially all employees who meet eligibility requirements. Employees can contribute up to 50 percent of gross compensation, subject to IRS maximum contribution limits. The Company contributes an amount equal to 100 percent of each participant’s current year contribution, not to exceed 4 percent of compensation. 401(k) contributions are immediately vested. Additional contributions may be made at the discretion of the board of directors. Total Company contributions to this plan were $886,000 and $1,685,000 in 2024 and 2023, respectively.
Incentive Bonus Plan
The Company has an incentive bonus plan for corporate officers and employees. Contributions may be made at the discretion of the board of directors. Total contributions to this plan were $1,730,000 and $2,020,000, in 2024 and 2023, respectively.
Deferred Compensation Plan
The Company has a deferred compensation plan for Company employees for whom annual contributions of profit sharing benefits by the Company are limited due to provisions of the Internal Revenue Code. The Company will contribute annually an amount equal to the contribution it would have made to the profit sharing plan for the participant, absent any IRS limitation. Earnings of the plan are based on changes in the book value of the Company’s stock. Upon termination, the participant will receive the value of the phantom shares at the date of termination. There were no payments made from the plan in 2024 and 2023. The total deferred compensation liability was $129,000 at December 31, 2024 and 2023. As of July 1, 2012, with the establishment of the new Phantom Stock Plan, no new deferrals are allowed under this plan and no further contributions will be made.
Directors Deferred Compensation Plan
Directors have the option to be paid in cash fees earned for each board meeting attended or defer the fees. Upon retiring from the board, the directors will receive the fees accrued into the plan. The Company incurred expenses of $17,000 and $13,000 for the years ended December 31, 2024 and 2023, respectively. Payments made from the plan

Olympic Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements

totaled $19,000 and $29,000 in 2024 and 2023. As of December 31, 2024, deferred director compensation liability totaled $375,000 versus $377,000 at December 31, 2023. Effective January 1, 2013 any new deferrals are to be incorporated into the Company’s Phantom Stock Plan.
Executive Retirement Plan
The Company has a deferred compensation plan for key employees. Participation in the plan is at the discretion of the board of directors. The deferred compensation of each employee will equal an amount determined on the first business day of each year. Deferred compensation reflected in other liabilities on the consolidated balance sheets is $46,000 and $111,000 at December 31, 2024 and 2023, respectively. Payments from the plan totaled $83,000 in 2024 and $66,000 in 2023. The liability grows and contracts based on the S&P 500 market index. The Company recognized expense in the plan of $18,000 and $28,000 in 2024 and 2023, respectively. Income from investments in life insurance policies held in the participants names are intended to offset expenses of the plan. The life insurance policies had a cash surrender value of $1,909,000 and $1,746,000 at December 31, 2024 and December 31, 2023, respectively.
‘
Phantom Stock Plans
During 2012, the Company established a Phantom Stock Plan to consolidate and replace various existing deferred compensation plans so that both mandatory and elective individual deferred compensation, and employer-funded deferred compensation, are invested in “phantom stock” that reflects the growth in the value of the Company’s stock. Earnings of the plan are based on changes in the book value of the Company’s stock with additional cash compensation that will be equivalent to cash distributions made to the Company’s shareholders. Contributions to this plan may be made by directors who chose to defer the fees they are entitled to, by executives that are eligible to defer both short and long-term incentive pay under the Management Incentive Plan, and by contributions made to directors and officers at the discretion of the Company’s board. Deferred compensation reflected in other liabilities on the consolidated balance sheets is $6,713,000 and $6,482,000 at December 31, 2024 and 2023, respectively. Expense to the Company related to this plan was $598,000 and $605,000 for the years ended December 31, 2024 and 2023. Cash distributions made under this plan equivalent to distributions made to shareholders totaled $721,000 and $398,000 at December 31, 2024 and 2023, respectively.
In 2022, the Company established a new Phantom Stock Plan for select officers of the bank subsidiary. The plan was developed to attract and retain highly-qualified employees who contribute to the Company’s long-term success, by providing incentives that align the interest of such key employees with those of the shareholders of the Company. Awards of Phantom Shares are determined by the compensation committee and paid out after the three-year performance period starting on the first day of the calendar award year. A total of $865,000 in awards were made in the 2022 plan year. An additional $90,000 in awards were made in the 2024 plan year. The liability for the plan totaled $1,142,000 and $1,019,000 as of December 31, 2024 and 2023, respectively. Expenses related to the plan were $123,000 and $82,000 for the 2024 and 2023 plan years, respectively.
Management Incentive Plan
In 2012, the Company established a Management Incentive Plan (MIP) as a means to promote the short-term and long-term interests of the Company and to motivate, reward and retain key executives who significantly contribute to the financial performance of the Company. The Plan consists of two pools: a Short-term Incentive pool (STI) and a Long-term Incentive Pool (LTI). Participants may elect to defer any STI or LTI payments under this plan to the Phantom Stock Plan but at a minimum must defer 50% of LTI payments every year. The total MIP liability for STI was $150,000 as of December 31, 2024 and $376,000 as of December 31, 2023. Total expense related to STI was $150,000 in 2024 and $376,000 in 2023. STI payments of $376,000 and $374,000 were made in the year ended December 31, 2024 and December 31, 2023, respectively. LTI payments of $708,000 were made in the year ended December 31, 2024 and $688,000 in the year ended December 31, 2023. For both years, 50% of the LTI payment was paid in cash while 50% was transferred to the Phantom Stock Plan. The total MIP liability for LTI was $772,000 as of December 31, 2024 and $1,258,000 as of December 31, 2023. The total expense related to the LTI was $222,000 and $612,000 in 2024 and 2023, respectively.
Salary Continuation Plan
During 2012, the Company adopted a Salary Continuation Plan (SCP) covering a select group of management personnel. The post-retirement benefit provided by the SCP is designed to supplement a participating officer’s retirement benefits from social security, in order to provide the officer with a certain percentage of final average

Olympic Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements

income at retirement age. Liabilities to these employees, which will be accrued over their expected time to retirement, were $1,359,000 at December 31, 2024 and $1,194,000 at December 31, 2023. Compensation expense related to this plan totaled $165,000 and $153,000 in 2024 and 2023, respectively. No payments were made from the plan in 2024 or 2023.
Salary Executive Retirement Plan
During 2003, the Company adopted a Supplemental Executive Retirement Plan (SERP) covering a select group of management personnel. The post-retirement benefit provided by the SERP is designed to supplement a participating officer’s retirement benefits from social security, in order to provide the officer with a certain percentage of final average income at retirement age. Liabilities to these employees, which will be accrued over their expected time to retirement, were $4,826,000 and $5,063,000 at December 31, 2024 and 2023, respectively. Compensation expense related to this plan totaled $78,000 and $172,000 in 2024 and 2023, respectively. Payments of $315,000 and $306,000 were made from the Plan in 2024 and 2023, respectively.
Benefits may be funded by life insurance policies, which had a cash surrender value of $33,737,000 and $32,844,000 as of December 31, 2024 and December 31, 2023, respectively.
Stock Appreciation Rights Plan
Effective January 1, 2001, the Company adopted a Stock Appreciation Rights (SARs) Plan for key employees and directors of the Company. Each SAR entitles the holder to the difference between the adjusted book value of a share of common stock at the date of grant and the date of surrender. The SARs expire upon termination of employment. The accrued liabilities for this plan were $2,662,000 and $2,599,000 in 2024 and 2023, respectively. Compensation expense related to this plan totaled $78,000 and $177,000 in 2024 and 2023, respectively. No distributions were made in the years ended December 31, 2024 and 2023. During 2012, this plan was replaced by the Phantom Stock plan and no further contributions will be made.
15. Commitments and Contingencies
The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which are only recorded in the Company’s financials when funded. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the consolidated balance sheets.
The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company’s uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.
A summary and distribution of the Bank’s commitments for December 31 are as follows (dollars in thousands):

December 31,	2024	2023
Commitments to extend credit:
Real estate	$144,044	$109,548
Consumer	2,492	2,418
Commercial	52,238	62,088
State and municipal	2,000	2,500
Total	$200,774	$176,554

Standby letters of credit	$404	$354
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, crops, livestock, inventory, property and equipment, residential real estate, and income-producing commercial properties.

Olympic Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above, and is required in instances where the Company deems necessary.
At December 31, 2024, the Company had federal funds lines with available credit totaling $60,000,000 with correspondent banks. The Company maintains a borrowing line with the Federal Reserve Discount Window supported by collateral held by the FRB. As of December 31, 2024, the Company had $106,341,000 in available Discount Window credit. Additionally, the Company also has a funding line with the Federal Home Loan Bank of Des Moines. This line is maintained at approximately 20 percent of total assets. Under this program, the Company had $202,075,000 in available credit, net of $97,900,000 in overnight advances as of December 31, 2024.
Because of the nature of its activities, the Company is subject to various pending and threatened legal actions which arise in the ordinary course of business. In the opinion of management, liabilities arising from these claims, if any, will not have a material effect on the financial position of the Company.
16. Income Taxes
Income tax expense for the years ended December 31, 2024 and 2023 consisted of the following:

Years Ended December 31,	2024	2023
Current benefit	$(200)	$(694)
Deferred expense (benefit)	522	(1,980)
Federal income tax expense (benefit)	$322	$(2,674)
A reconciliation of the Company’s effective income tax rate with the Federal statutory income tax rate of 21% is as follows:

Years Ended December 31,	2024	Percent of Pretax Income	2023	Percent of Pretax Income
Income taxes at statutory rate	$1,166	21%	$2,488	21%
Tax-exempt interest	(512)	(9%)	(625)	(5%)
Income from investments in life insurance	(180)	(3%)	(180)	(2%)
Solar Investment Tax credits	(104)	(2%)	(4,112)	(35%)
Other, net	(48)	(1%)	(245)	(2%)
Total income tax expense (benefit)	$322	6%	$(2,674)	(23%)
Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and those amounts used for tax reporting purposes. The following is a summary of the Company’s significant portions of deferred tax assets and liabilities:

Olympic Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements

Years Ended December 31,	2024	2023
Deferred Tax Assets:
Allowance for loan and lease losses	$2,134	$2,096
Deferred compensation	4,157	4,629
Unrealized loss on securities available for sale	15,634	16,210
Tax Credit Carryforward	868	1,094
Other	3,408	2,758
Total deferred tax assets	26,201	26,787
Deferred Tax Liabilities:
Depreciation	1,194	1,133
Net deferred loan fees and costs	843	1,047
Other	1,736	1,081
Total deferred tax liabilities	3,773	3,261
Net Deferred Tax Assets	$22,428	$23,526
17. Concentrations of Credit Risk
The Company has credit risk exposure, including off-balance-sheet credit risk exposure, related to loans as disclosed in Notes 4 and 15. At December 31, 2024, 54% of total loans outstanding were for loans secured by commercial real estate. Of those, 17% of total loans outstanding were for owner occupied properties. The ultimate collectability of a substantial portion of the loan portfolio is susceptible to changes in economic and market conditions in the region. The Company generally requires collateral on all real estate exposures, and typically maintains loan-to-value ratios of no greater than 80 percent.
Most of the Bank’s business activity is with customers located in the state of Washington. Investments in state and municipal securities involve governmental entities primarily within the state of Washington. Loans are generally limited, by state banking regulations, to 20 percent of the sum of the Bank’s tier 1 capital and its allowance for loan losses.
18. Transactions with Related Parties
In the ordinary course of business, the Company has transactions with directors, principal officers, their immediate families, and affiliated companies in which they are principal stockholders (commonly referred to as related parties), all of which have been, in the opinion of management, on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with outside parties. Aggregate loans outstanding at December 31, 2024 and 2023, with related parties were $22,885,000 and $19,707,000 respectively. $5,300,000 and $8,120,000 in additional loan advances were made in 2024 and 2023, respectively. Loan repayments totaled $2,122,000 and $1,322,000 in 2024 and 2023 and respectively. Total deposits outstanding at December 31, 2024 and 2023, with related parties were $8,704,000 and $22,548,000, respectively.
19. Fair Value Accounting and Measurement
The Fair Value Measurements and Disclosures topic of the FASB ASC defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value. The Company holds fixed and variable rate interest-bearing securities, investments in marketable equity securities and certain other derivative instruments, which are carried at fair value. Fair value is determined based upon quoted prices when available or through the use of alternative approaches, such as matrix or model pricing, when market quotes are not readily accessible or available.
The valuation techniques are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our own market assumptions. These two types of inputs create the following fair value hierarchy:
Level 1 – Quoted prices for identical instruments in active markets that are accessible at the measurement date.
Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model derived valuations whose inputs are observable or whose significant value drivers are observable.

Olympic Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.
Securities at fair value are priced using a combination of market activity, industry recognized information sources, yield curves, discounted cash flow models and other factors. These fair value calculations are considered a Level 2 input method under the provisions of the Fair Value Measurements and Disclosures topic of the FASB ASC for all securities reported.
Interest rate swaps are valued in models, which use as their basis readily observable market parameters and are classified within Level 2 of the valuation hierarchy.
The following table sets forth the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis at December 31, 2024 and 2023 by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement (dollars in thousands):

	Fair Value at December 31, 2024	Fair Value Measurements at Reporting Date Using
		Level 1	Level 2	Level 3
Assets
Securities available for sale
U.S. Treasury and federal Agencies	$61,184	$-	$61,184	$-
U.S. Government sponsored entities and agencies	5,257	-	5,257	-
Mortgage-backed securities	24,190	-	24,190	-
Collateralized mortgage obligations	220,562	-	220,562	-
State and municipal securities	236,556	-	165,278	71,278
Corporate debt securities	5,543	-	-	5,543
Total securities available for sale	553,292	-	476,471	76,821
Equity securities	147	147	-	-
Derivative assets	7,076	-	7,076	-
Total Assets	$560,515	$147	$483,547	$76,821
Liabilities
Derivative liabilities	$2,680	$-	$2,680	$-
Total Liabilities	$2,680	$-	$2,680	$-

Olympic Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements

	Fair Value at December 31, 2023	Fair Value Measurements at Reporting Date Using
		Level 1	Level 2	Level 3
Assets
Securities available for sale
U.S. Treasury and federal Agencies	$65,024	$-	$65,024	$-
U.S. Government sponsored entities and agencies	7,052	-	7,052	-
Mortgage-backed securities	26,464	-	26,464	-
Collateralized mortgage obligations	230,936	-	230,936	-
State and municipal securities	248,401	-	168,143	80,258
Corporate debt securities	6,176	-	-	6,176
Total securities available for sale	584,053	-	497,619	86,434
Equity securities	128	128	-	-
Derivative assets	4,217	-	4,217	-
Total Assets	$588,398	$128	$501,836	$86,434
Liabilities
Derivative liabilities	$2,330	$-	$2,330	$-
Total Liabilities	$2,330	$-	$2,330	$-
20. Condensed Financial Information - Parent Company Only
Condensed Balance Sheets
(Dollars in Thousands)

Years Ended December 31,	2024	2023
Assets
Cash	$12,562	$12,102
Other assets	990	1,024
Investment in subsidiary	148,750	143,821
Total Assets	$162,302	$156,947
Liabilities
Subordinated debt, net of unamoritzed costs of issuance	$34,940	$34,826
Other Liabilities	3,452	3,396
Total Liabilities	38,392	38,222
Shareholders' Equity	123,910	118,725
Total Liabilities and Shareholders' Equity	$162,302	$156,947

Olympic Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements

Condensed Statements of Income and Comprehensive Income
(Dollars in Thousands)

Years Ended December 31,	2024	2023
Income
Dividends received from subsidiaries	$4,000	$4,115
Dividends received from equity securities	6	5
Other	18	-
Total Income	4,024	4,120
Expenses
Interest expense	1,776	1,776
Operating expenses	164	295
Other	-	56
Total Expenses	1,940	2,127
Income before equity in undistributed income of subsidiaries	2,084	1,993
Equity in undistributed income of subsidiaries	2,744	12,102
Income Before Income Taxes	4,828	14,095
Income Tax Benefit	(403)	(427)
Net income	$5,231	$14,522
Comprehensive Income	$7,416	$30,158
Condensed Statements of Cash Flows
(Dollars in Thousands)

Years Ended December 31,	2024	2023
Cash Flows from Operating Activities
Net income	$5,231	$14,522
Adjustments to reconcile net income to net cash provided by operating activities
Equity in undistributed income	(2,744)	(12,102)
Other	203	216
Net Cash Provided By Operating Activities	2,690	2,636
Cash Flows from Financing Activities
Proceeds from issuance of subordinated debt	-	-
Dividends paid	(2,230)	(2,230)
Net Cash Used In Financing Activities	(2,230)	(2,230)
Net Increase In Cash	460	406
Cash and cash equivalents at the beginning of year	12,102	11,696
Cash and cash equivalents at the end of year	$12,562	$12,102
21. Subsequent Events
The Company has evaluated subsequent events through March 25, 2025, which is the date that these consolidated financial statements were available to be issued, and determined there are no significant subsequent events for disclosure.

OLYMPIC BANCORP, INC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (Unaudited)
(Dollars in thousands)

September 30, 2025
ASSETS
Cash on hand and in banks	$30,106
Interest earning deposits	40,392
Cash and cash equivalents	70,498
Investment securities available for sale, at fair value, net (amortized cost of $586,577)	525,639
Investment securities held to maturity, at amortized cost, net (fair value of $26,200)	27,387
Total investment securities	553,026
Federal Home Loan Bank stock, at cost	2,349
Loans receivable	903,128
Allowance for credit losses on loans	(9,338)
Loans receivable, net	893,790
Solar equipment leased to others, net	40,113
Premises and equipment, net	20,037
Goodwill	17,105
Accrued interest receivable	6,050
Goodwill	37,307
Net deferred tax asset	18,572
Other assets	9,043
Total assets	$1,667,890
LIABILITIES AND STOCKHOLDERS' EQUITY
Non-interest bearing deposits	$440,724
Interest bearing deposits	726,575
Time	253,447
Total deposits	1,420,746
Subordinated debt, net of unamortized costs	35,000
FHLB borrowings	30,000
Accrued interest payable	2,442
Other liabilities	36,676
Total liabilities	1,524,864
Shareholders’ equity
Common stock
Class A, voting, no par value; 1,000,000 shares authorized; issued and outstanding -- 15,928 shares	4,304
Class B, non-voting, no par value; 9,000,000 shares authorized; issued and outstanding -- 143,352 shares	15,828
Retained earnings	171,035
Accumulated other comprehensive loss, net	(48,141)
Total stockholders’ equity	143,026
Total liabilities and stockholders’ equity	$1,667,890

OLYMPIC BANCORP, INC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024
(Dollars in thousands, except shares and per share data)

	2025	2024
INTEREST INCOME:
Loans	$39,983	$37,170
Federal funds sold and deposits in banks	181	104
Securities available for sale and held to maturity
Taxable	10,268	11,436
Tax-exempt	2,329	2,410
Other interest income	920	1,815
Total interest income	53,681	52,935
INTEREST EXPENSE:
Deposits	11,711	10,175
Borrowings	2,207	5,231
Subordinated debt	1,657	1,332
Total interest expense	15,575	16,738
Net interest income	38,106	36,197
(Reversal of) provision for credit losses	(429)	2,983
Net interest income after (reversal of) provision for credit losses	38,535	33,214
NONINTEREST INCOME:
Service charges on deposit accounts	1,305	1,307
Merchant and interchange income	2,552	2,559
Income from investments in life insurance	1,069	731
Leased solar equipment income	1,608	1,608
Net gain on sale of equity securities	—	811
Net gain from sales of fixed assets	423	23
Other	5,636	1,899
Total noninterest income	12,593	8,938
NONINTEREST EXPENSE:
Salaries and employee benefits	24,106	22,260
Occupancy and equipment	2,750	2,658
Depreciation of leased solar equipment	1,562	1,562
Data processing expenses	4,429	4,165
Merchant and interchange expenses	675	663
State and local taxes	1,046	986
Other	4,494	4,221
Total noninterest expense	39,062	36,515
Income before income taxes	12,066	5,637
Income tax expense	1,951	600
Net income	$10,115	$5,037
Basic earnings per share	$63.50	$31.62

OLYMPIC BANCORP, INC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2024
(Dollars in thousands)

	2025	2024
Net Income	$10,115	$5,037
Change in fair value of investment securities available for sale, net of tax of $2,837 and $2,788 respectively	10,674	10,487
Other comprehensive income	10,674	10,487
Comprehensive income	$20,789	$15,524

OLYMPIC BANCORP, INC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (Unaudited)
(Dollars in thousands, except shares and per share data)

	Nine months ended September 30, 2024
	Number of common shares	Common stock	Retained earnings	AOCI	Total stockholders’ equity
Balance at December 31, 2023	159,280	$20,132	$159,592	$(60,999)	$118,725
Net income			5,037		5,037
Other comprehensive income, net of tax				10,487	10,487
Cash dividends declared on common stock ($10.50 per share)			(1,673)		(1,673)
Balance at September 30, 2024	159,280	$20,132	$162,956	$(50,512)	$132,576

	Nine Months Ended September 30, 2025
	Number of common shares	Common stock	Retained earnings	AOCI	Total stockholders’ equity
Balance at December 31, 2024	159,280	$20,132	$162,593	$(58,815)	$123,910
Net income			10,115		10,115
Other comprehensive income, net of tax				10,674	10,674
Cash dividends declared on common stock ($10.50 per share)			(1,673)		(1,673)
Balance at September 30, 2025	159,280	$20,132	$171,035	$(48,141)	$143,026

OLYMPIC BANCORP, INC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
FOR THE NINE MONTHS ENDED, SEPTEMBER 30, 2025 AND 2024
(Dollars in thousands)

	2025	2024
Cash flows from operating activities:
Net income	$10,115	$5,037
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of premises and equipment	1,250	1,013
Depreciation of solar equipment leased to others	1,562	1,562
(Reversal of) provision for credit losses	(429)	2,983
Net amortization of bond discounts and premiums	1,657	1,701
Amortization of subordinated debt issuance costs	60	86
Deferred tax expense	1,019	472
Income from investments in life insurance	(959)	(731)
Gain on sale of equity securities	—	(811)
Gain on sale of premises and equipment	(423)	(23)
Change in operating assets and liabilities:
Accrued interest receivable	615	340
Accrued interest payable	(11)	595
Other	1,222	(1,547)
Net cash provided by operating activities	15,678	10,677
Cash flows from investing activities:
Loan originations and purchases, net of payments	(6,216)	(50,786)
Maturities and repayments of investment securities available for sale	52,683	19,360
Maturities and repayments of investment securities held to maturity	3,541	3,999
Purchase of investment securities available for sale	(9,845)	(2,500)
Purchase of premises and equipment	(469)	(1,882)
Purchase of bank owned life insurance	(2,611)	—
Purchases of Federal Home Loan Bank stock	(26,885)	(34,224)
Proceeds from sales of equity securities	—	811
Proceeds from redemption of Federal Home Loan Bank stock	29,930	32,342
Proceeds from sales of premises and equipment	1,665	39
Net cash provided (used) by investing activities	41,793	(32,841)
Cash flows from financing activities:
Net increase in deposits	50,240	(19,488)
Proceeds from borrowings	597,100	757,100
Repayment of borrowings	(665,000)	(715,410)
Common stock cash dividends paid	(1,673)	(1,673)
Net cash (used) provided by financing activities	(19,333)	20,529
Net increase (decrease) in cash and cash equivalents	38,138	(1,635)
Cash and cash equivalents at beginning of period	32,360	36,555
Cash and cash equivalents at end of period	$70,498	$34,920

Supplemental disclosures of cash flow information:
Cash paid for interest	$15,586	$16,143
Cash paid for income taxes, net of refunds	475	240

	2025	2024
Supplemental non-cash disclosures of cash flow information:
Right of use assets obtained in exchange for new operating lease liabilities	687	998

Appendix A
Agreement and Plan of Merger
Between
Heritage Financial Corporation
And
Olympic Bancorp, Inc.
September 25, 2025

A-ii

A-iii

A-iv

Exhibits

A	Form of Company Voting Agreement

B	Form of Acquiror Voting Agreement

C	Form of Employment Agreement

D	Form of Resignation and Confidentiality Agreement

E	Form of Employment Continuity Agreement

F	Form of Bank Merger Agreement

G	Form of Transition and Separation Agreement

H	Form of Estoppel Certificate
A-v

INDEX OF DEFINED TERMS

280G Analysis	A-62
401(k) Plan	A-49
Acquiror	A-1
Acquiror Articles of Incorporation	A-73
Acquiror Bank	A-73
Acquiror Benefit Plan	A-73
Acquiror Board	A-74
Acquiror Bylaws	A-74
Acquiror Capital Stock	A-74
Acquiror Capitalization Date	A-33
Acquiror Common Stock	A-74
Acquiror Disclosure Schedules	A-82
Acquiror Equity Award	A-74
Acquiror ERISA Affiliate	A-74
Acquiror Evaluation Date	A-35
Acquiror Financial Statements	A-35
Acquiror Investment Securities	A-39
Acquiror Preferred Stock	A-33
Acquiror Previous Disclosure	A-31
Acquiror SEC Reports	A-74
Acquiror Shareholder Approval	A-74
Acquiror Shareholders’ Meeting	A-56
Acquiror Stock Issuance	A-74
Acquiror Stock Plans	A-74
Acquiror Termination Fee	A-69
Acquiror Voting Agreement	A-1
Acquisition Proposal	A-75
Affiliate	A-75
Agreement	A-1
Agreement Date	A-1
Articles of Merger	A-2
ASTM Standard	A-52
Bank	A-75
Bank Merger	A-75
Bank Merger Agreement	A-3
BHCA	A-75
BOLI	A-24
Book-Entry Share	A-5
Borrowing Affiliate	A-44
Burdensome Condition	A-75
Business Day	A-75
CARES Act	A-75
A-vi

CIC Payment	A-76
Closing	A-2
Closing Acquiror Common Stock Price	A-76
Closing Date	A-2
Code	A-76
Company	A-1
Company Adverse Recommendation	A-48
Company Articles of Incorporation	A-76
Company Benefit Plan	A-76
Company Board	A-76
Company Bylaws	A-76
Company Capital Stock	A-76
Company Capitalization Date	A-9
Company Class A Voting Common Stock	A-76
Company Class B Nonvoting Common Stock	A-76
Company Disclosure Schedules	A-82
Company Employees	A-45
Company ERISA Affiliate	A-77
Company Financial Statements	A-10
Company Investment Securities	A-29
Company Loans	A-12
Company Material Contract	A-21
Company Permitted Exceptions	A-12
Company Phantom Plans	A-77
Company Quarterly Dividend	A-43
Company Shareholder Approval	A-77
Company Shareholders’ Meeting	A-48
Company Stock Certificates	A-5
Company Termination Fee	A-69
Company Voting Agreement	A-1
Confidentiality Agreement	A-42
Contemplated Transactions	A-77
Contract	A-77
Control, Controlling or Controlled	A-77
Conversion Fund	A-5
Covered Employees	A-61
CRA	A-77
D.A. Davidson	A-40
Deferred Compensation Cash Out Payments	A-49
Deferred Compensation Plans	A-49
Deferred Payroll Taxes	A-77
Deposit Insurance Fund	A-78
Derivative Transactions	A-78
A-vii

Dissenters’ Shares	A-6
DOL	A-78
Effective Time	A-2
Employee Retention Credits	A-78
Employment Agreements	A-1
Employment Continuity Agreements	A-1
Employment Laws	A-26
Environmental Laws	A-78
Environmental Report	A-52
EO 11246	A-27
ERISA	A-78
Exchange Act	A-78
Exchange Agent	A-5
Excluded Benefits	A-61
Existing D&O Policy	A-57
FDIC	A-78
Federal Reserve	A-78
FFCRA	A-78
GAAP	A-78
Hazardous Materials	A-78
ICFR	A-79
Immediate Family Member	A-79
Indemnified Party	A-56
Intended Tax Consequences	A-60
IRS	A-79
IRS Guidelines	A-60
IT Assets	A-29
IT Systems and Data	A-30
Knowledge	A-79
Legal Action	A-79
Legal Requirement	A-79
Letter of Transmittal	A-5
Material Adverse Effect	A-79
Merger	A-1
Nasdaq Rules	A-80
New Encumbrance	A-51
New Plans	A-61
Old Plans	A-61
Order	A-80
Ordinary Course of Business	A-80
OREO	A-80
PBGC	A-80
Per Share Merger Consideration	A-4
A-viii

Person	A-80
Phase I Report	A-52
Phase II Report	A-52
Piper Sandler	A-25
Proceeding	A-80
Proxy Statement	A-80
Registration Statement	A-80
Regulation S-K	A-80
Regulatory Authority	A-81
Representative	A-81
Requisite Regulatory Approvals	A-81
Resignation and Confidentiality Agreements	A-1
SBA	A-14
Schedules	A-82
SEC	A-81
Section 503	A-27
Securities Act	A-81
Subsidiary	A-81
Superior Proposal	A-81
Surviving Entity	A-1
Tax	A-81
Tax Return	A-81
Taxing Authority	A-82
Title Commitments	A-51
Title Company	A-51
Title Insurance Policies	A-51
Total Payments	A-62
Transaction Litigation	A-63
Transition and Separation Agreements	A-51
Transition Date	A-82
U.S.	A-82
VEVRAA	A-27
WADFI	A-82
WBCA	A-82
A-ix

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (together with all exhibits and schedules, this “Agreement”) is entered into as of September 25, 2025 (the “Agreement Date”), by and between HERITAGE FINANCIAL CORPORATION, a Washington corporation (“Acquiror”), and OLYMPIC BANCORP, INC., a Washington corporation (the “Company”).
RECITALS
A.    The Company Board and Acquiror Board have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for herein, pursuant to which the Company will, subject to the terms and conditions set forth herein, merge with and into Acquiror (the “Merger”), with Acquiror as the surviving entity in the Merger (sometimes referred to in such capacity as the “Surviving Entity”).
B.    The parties intend that the Merger qualify as a “reorganization” under the provisions of Section 368(a) of the Code, and that this Agreement be and hereby is adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code.
C.    As an inducement to Acquiror to enter into this Agreement, the directors and executive officers of the Company and the Bank in office as of the Agreement Date, in each case, who own or control the voting of any shares of Company Capital Stock have, concurrently with the execution of this Agreement, entered into a Voting and Support Agreement in substantially the form attached hereto as Exhibit A (the “Company Voting Agreement”).
D.    As an inducement to the Company to enter into this Agreement, the directors and executive officers of Acquiror in office as of the Agreement Date, in each case, who own or control the voting of any shares of Acquiror Common Stock have, concurrently with the execution of this Agreement, entered into a Voting and Support Agreement in substantially the form attached hereto as Exhibit B (the “Acquiror Voting Agreement”).
E.    As an inducement to Acquiror to enter into this Agreement, each of Charles Robertson and Basant Singh has, concurrently with the execution of this Agreement, entered into an Employment Agreement in substantially the form attached hereto as Exhibit C (the “Employment Agreements”).
F.    As an inducement to Acquiror to enter into this Agreement, the directors and certain executive officers of the Company and the Bank in office as of the Agreement Date have, concurrently with the execution of this Agreement, entered into Resignation, Non-Compete and Confidentiality Agreements in substantially the form attached hereto as Exhibit D (the “Resignation and Confidentiality Agreements”).
G.    As an inducement to Acquiror to enter into this Agreement, each of Steven Politakis, Anthony George and Alan Crain has, concurrently with the execution of this Agreement, entered into Employment Continuity Agreements in substantially the form attached hereto as Exhibit E (the “Employment Continuity Agreements”).

H.    The parties desire to make certain representations, warranties and agreements in connection with the Merger and the Contemplated Transactions, and agree to certain prescribed conditions to the Merger and the Contemplated Transactions.
AGREEMENTS
In consideration of the foregoing premises and the following mutual promises, covenants and agreements and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:
ARTICLE 1
THE MERGER
Section 1.1    The Merger. Provided that this Agreement shall not prior thereto have been terminated in accordance with its express terms, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the WBCA, at the Effective Time, the Company shall be merged with and into Acquiror pursuant to the provisions of, and with the effects provided in, the WBCA, and the separate corporate existence of the Company shall cease and Acquiror will be the Surviving Entity.
Section 1.2    Effective Time; Closing.
(a)    Provided that this Agreement shall not prior thereto have been terminated in accordance with its express terms, the closing of the Merger (the “Closing”) shall occur through the mail or at a place that is mutually acceptable to Acquiror and the Company, or if they fail to agree, at the offices of Barack Ferrazzano Kirschbaum & Nagelberg LLP, located at 200 West Madison Street, Suite 3900, Chicago, Illinois 60606, at 10:00 a.m., local time, on the date that is three (3) Business Days after the satisfaction or waiver (subject to applicable Legal Requirements) of the latest to occur of the conditions set forth in ARTICLE 8 and ARTICLE 9 (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions) or at such other time and place as the Company and Acquiror may agree in writing (the “Closing Date”). Subject to the provisions of ARTICLE 10, failure to consummate the Merger on the date and time and at the place determined pursuant to this Section 1.2 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.
(b)    The parties hereto agree to file on the Closing Date articles of merger with the Washington Secretary of State (the “Articles of Merger”). The Merger shall become effective as of the date and time specified in the Articles of Merger (the “Effective Time”).
Section 1.3    Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the WBCA and this Agreement. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company shall be vested in the Surviving Entity, and all debts, liabilities and duties of the Company shall become the debts, liabilities and duties of the Surviving Entity.
Section 1.4    Organizational Documents of the Surviving Entity. The Acquiror Articles of Incorporation and the Acquiror Bylaws, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation and Bylaws of the Surviving Entity until thereafter amended in accordance with the provisions thereof and applicable Legal Requirements. A true, complete and correct copy of the Acquiror Articles of Incorporation and all amendments thereto, which is in full force and effect as of the Agreement Date, is included as Exhibit 3.1 and Exhibit 3.2 to Acquiror’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as filed with the SEC on February 27, 2025. A true, complete and correct copy of the Acquiror Bylaws and all amendments thereto, which are in full force and effect as of the Agreement Date, is included as Exhibit 3.3 to Acquiror’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as filed with the SEC on February 27, 2025.
Section 1.5    Directors and Officers of the Surviving Entity. The directors and officers of Acquiror, in each case, as of immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Entity until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Entity.
Section 1.6    Bank Merger. Immediately following the Merger, Acquiror Bank and the Bank will effectuate the Bank Merger. At the effective time of the Bank Merger, the separate existence of the Bank will terminate and Acquiror Bank will be the surviving bank and will continue its existence under applicable Legal Requirements. Promptly following the execution of this Agreement, Acquiror Bank and the Bank will enter into an Agreement and Plan of Merger in substantially the form attached hereto as Exhibit F (the “Bank Merger Agreement”). The Company shall cause the Bank, and Acquiror shall cause Acquiror Bank, to execute such certificates of merger, articles of combination and other documents and certificates as are necessary to make the Bank Merger effective immediately following the Merger.
Section 1.7    Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, the parties may mutually agree to change the method of effecting the Contemplated Transactions if and to the extent that they deem such a change to be desirable; provided, that: (i) any such change shall not affect the U.S. federal income tax consequences of the Merger to holders of Company Capital Stock or the Intended Tax Consequences (as defined in Section 7.5(a)); and (ii) no such change shall (a) alter or change the amount or kind of the consideration to be issued to holders of Company Capital Stock as consideration in the Merger; (b) materially impede or delay consummation of the Merger; (c) require submission to or approval of the Company’s shareholders after the Company Shareholder Approval has been received; or (d) require submission to or approval of Acquiror’s shareholders after the Acquiror Shareholder Approval has been received. If the parties agree to make such a change, they shall execute appropriate documents to reflect the change.
Section 1.8    Additional Actions. If, at any time after the Effective Time, the Surviving Entity shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to: (i) vest, perfect or confirm, of record or otherwise, in the Surviving Entity its right, title or interest in, to or under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Entity as a result of, or in connection with, the Merger; or (ii) otherwise carry out the purposes of this Agreement, then the Company, and its proper officers and directors, shall be deemed to have granted to the Surviving Entity an irrevocable power of attorney coupled with an interest to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Entity and otherwise to carry out the purposes of this Agreement, and the proper officers and directors of the Surviving Entity are fully authorized in the name of the Company or the Surviving Entity or otherwise to take any and all such action without limitation except as otherwise required by applicable law.
ARTICLE 2
CONVERSION OF SECURITIES IN THE MERGER
Section 2.1    Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, the Company or any holder of shares of Company Capital Stock:
(a)    Each share of Company Capital Stock issued and outstanding immediately prior to the Effective Time, except for shares of Company Capital Stock owned by the Company or Acquiror (in each case other than shares of Company Capital Stock held in any Company Benefit Plan or related trust accounts or otherwise held in a fiduciary or agency capacity or as a result of debts previously contracted), shall be cancelled and extinguished and automatically converted into the right to receive 45.0 fully paid and nonassessable shares of Acquiror Common Stock (the “Per Share Merger Consideration”).
(b)    Notwithstanding anything contained herein to the contrary, if, between the Agreement Date and the Effective Time, shares of Acquiror Common Stock or Company Capital Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, stock split (including a reverse stock split), split-up, combination, exchange of shares or readjustment, or if a stock dividend on shares of Acquiror Common Stock shall be declared with a record date within such period, then the number of shares of Acquiror Common Stock issued to holders of Company Capital Stock at the Effective Time pursuant to this Agreement will be appropriately and proportionally adjusted to provide the holders of Company Capital Stock the same economic effect as contemplated by this Agreement prior to such event.
Section 2.2    Cancellation of Shares. At the Effective Time, each share of Company Capital Stock will no longer be outstanding and will automatically be cancelled and will cease to exist. Certificates (it being understood that any reference herein to a “certificate” be deemed to include reference to any book-entry account statement relating to the ownership of Company Capital Stock) that represented Company Capital Stock before the Effective Time will be deemed for all purposes to represent only the right to receive, upon proper surrender thereof, the Per Share Merger Consideration subject to the terms of this Agreement. Notwithstanding anything in Section 2.1 to the contrary, at the Effective Time and by virtue of the Merger, each share of Company Capital Stock held in the Company’s treasury will be cancelled and no Per Share Merger Consideration will be issued or paid in exchange thereof.
Section 2.3    No Fractional Shares. Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Acquiror Common Stock shall be issued as Per Share Merger Consideration in the Merger. Each holder of Company Capital Stock who would otherwise be entitled to receive a fractional share of Acquiror Common Stock pursuant to this ARTICLE 2 (after aggregating all fractional shares of Acquiror Common Stock that otherwise would be received by such holder) shall instead be entitled to receive an amount in cash (without interest) rounded down to the nearest whole cent, determined by multiplying the Closing Acquiror Common Stock Price by the fractional share of Acquiror Common Stock to which such former holder would otherwise be entitled.

Section 2.4    Exchange of Company Shares.
(a)    The parties to this Agreement agree: (i) that Acquiror’s transfer agent shall serve, pursuant to the terms of an exchange agent agreement, as the exchange agent for purposes of this Agreement (the “Exchange Agent”); and (ii) to execute and deliver the exchange agent agreement at or prior to the Effective Time. Acquiror shall be solely responsible for the payment of any fees and expenses of the Exchange Agent.
(b)    At or prior to the Effective Time, Acquiror shall authorize the issuance of and shall make available to the Exchange Agent, for the benefit of the holders of Company Capital Stock for exchange in accordance with this ARTICLE 2: (i) the aggregate number of shares of Acquiror Common Stock deliverable pursuant to Section 2.1; and (ii) sufficient cash for payment of cash in lieu of fractional shares of Acquiror Common Stock pursuant to Section 2.3. Such amount of cash and shares of Acquiror Common Stock, together with any dividends or distributions with respect thereto paid after the Effective Time, are referred to in this ARTICLE 2 as the “Conversion Fund”.
(c)    As soon as reasonably practicable after the Closing Date, and in any event within five (5) Business Days after the Closing Date, subject to receipt by the Exchange Agent of a list of Company’s shareholders as of the Closing Date in a form and substance reasonably acceptable to the Exchange Agent, Acquiror shall cause the Exchange Agent to mail to each holder of record of shares of Company Capital Stock evidenced by one or more certificates (“Company Stock Certificates”) or designated by a book entry representing a non-certificated share of Company Common Stock (each, a “Book-Entry Share”) a letter of transmittal (“Letter of Transmittal”), in a form to be agreed by the parties, which specifies, among other things, that delivery shall be effected, and risk of loss and title to Company Stock Certificates or Book-Entry Shares shall pass only upon delivery of the properly completed Letter of Transmittal, to the Exchange Agent, together with the proper surrender of Company Stock Certificates pursuant to this Agreement, if applicable.
(d)    Promptly following the delivery to the Exchange Agent of a properly completed and duly executed Letter of Transmittal, together with the proper surrender of a Company Stock Certificate, if applicable, the Exchange Agent shall deliver to the holder of such Company Stock Certificate or Book-Entry Share his, her or its Per Share Merger Consideration, plus cash in lieu of any fractional shares of Acquiror Common Stock in accordance with Section 2.3, deliverable in respect of the shares of Company Capital Stock represented by such Company Stock Certificate or Book-Entry Share; thereupon, such Company Stock Certificate or Book-Entry Share shall be marked or recorded as cancelled. No interest will be paid or accrued on any portion of the Per Share Merger Consideration deliverable upon surrender, exchange or cancellation of a Company Stock Certificate or Book-Entry Share.
(e)    After the Effective Time, there shall be no transfers on the stock transfer books of the Company of Company Capital Stock.
(f)    No dividends or other distributions declared with respect to Acquiror Common Stock and payable to the holders of record thereof after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate or Book-Entry Share until the holder thereof shall properly surrender such Company Stock Certificate or Book-Entry Share in accordance with this ARTICLE 2. Promptly after the surrender of a Company Stock Certificate or Book-Entry

Share in accordance with this ARTICLE 2, the record holder thereof shall be entitled to receive any such dividends or other distributions, without interest thereon, which theretofore had become payable with respect to shares of Acquiror Common Stock into which the shares of Company Capital Stock represented by such Company Stock Certificate or Book-Entry Share were converted at the Effective Time pursuant to Section 2.1. No holder of an unsurrendered Company Stock Certificate or Book-Entry Share shall be entitled, until the proper surrender of such Company Stock Certificate or Book-Entry Share, to vote the shares of Acquiror Common Stock into which such holder’s Company Capital Stock shall have been converted.
(g)    Any portion of the Conversion Fund that remains unclaimed by the shareholders of the Company twelve (12) months after the Effective Time shall be paid to the Surviving Entity, or its successors in interest. Any shareholders of the Company who have not theretofore complied with this ARTICLE 2 shall thereafter look only to the Surviving Entity, or its successors in interest, for issuance and payment of the Per Share Merger Consideration (including the payment of cash in lieu of any fractional shares deliverable in respect of such shareholders’ shares of Company Capital Stock in accordance with Section 2.3), as well as any accrued and unpaid dividends or distributions on shares of such Acquiror Common Stock. Notwithstanding the foregoing, none of the Surviving Entity, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Capital Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.
(h)    In the event that any Company Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit with indemnity of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed in a form reasonably acceptable to the Exchange Agent and, if required by the Exchange Agent, the posting by such Person of a bond in such amount as the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Company Stock Certificate, and in accordance with this ARTICLE 2, the Per Share Merger Consideration (including cash in lieu of any fractional shares deliverable in respect of such shareholders’ shares of Company Capital Stock in accordance with Section 2.3, as well as any accrued and unpaid dividends or distributions on shares of such Acquiror Common Stock).
Section 2.5    Dissenting Shares. Notwithstanding any other provision of this Agreement to the contrary, shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and which are held by shareholders who shall have not voted in favor of the Merger or consented thereto in writing and who properly shall have demanded payment of the fair value for such shares in accordance with the provisions of Sections 23B.13.010 through 23B.13.310 of the WBCA (collectively, the “Dissenters’ Shares”) shall not be converted into or represent the right to receive the Per Share Merger Consideration. Such shareholders instead shall be entitled to receive payment of the fair value, and other rights, of such shares of Company Capital Stock held by them in accordance with the provisions of the WBCA, except that all Dissenters’ Shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights as dissenting shareholders under the WBCA shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Per Share Merger Consideration upon proper surrender in the manner provided in Section 2.4 of the certificate(s) that, immediately prior to the Effective Time, evidenced such shares of Company Capital Stock. The Company shall give Acquiror: (i) prompt notice of any written demands for payment of fair value of any shares of Company Capital Stock, attempted withdrawals of such demands and any other instruments served pursuant to the WBCA and received by the Company relating to shareholders’ dissenters’ rights; and (ii) the right to direct all negotiations and Proceedings with respect to demands under the WBCA consistent with the obligations of the Company thereunder. The Company shall not, except with the prior written consent of Acquiror, (a) make any payment with respect to such demand; (b) offer to settle or settle any demand for payment of fair value; or (c) waive any failure to timely deliver a written demand for payment of fair value or timely take any other action to perfect payment of fair value rights in accordance with the WBCA. Any portion of the merger consideration made available to the Exchange Agent pursuant to this ARTICLE 2 to pay for shares of Company Capital Stock for which dissenters’ rights have been properly demanded shall be returned to Acquiror upon demand.
Section 2.6    Withholding Rights. The Exchange Agent or Acquiror will be entitled to deduct and withhold from the Per Share Merger Consideration or any other amounts payable pursuant to this Agreement or the Contemplated Transactions to any holder of Company Capital Stock such amounts as the Exchange Agent or Acquiror are required to deduct and withhold with respect to the making of such payment under the Code or any applicable provision of U.S. federal, state, local or non-U.S. tax law. To the extent that such amounts are properly withheld by the Exchange Agent or Acquiror and paid over to the appropriate Taxing Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Capital Stock in respect of whom such deduction and withholding were made by the Exchange Agent or Acquiror.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as disclosed in the Company Disclosure Schedules, and except as may not be disclosed as a result of an applicable Legal Requirement, the Company hereby represents and warrants to Acquiror as follows:
Section 3.1    Company Organization. The Company: (i) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Washington; (ii) is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing has not had, and is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company; (iii) is registered with the Federal Reserve as a bank holding company under the BHCA; and (iv) has full power and authority, corporate and otherwise, to operate as a bank holding company and to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The Company has provided to Acquiror true and correct copies of the Company Articles of Incorporation, the Company Bylaws and all amendments thereto, each of which are true, complete and correct and in full force and effect as of the Agreement Date. The Company is not in violation of any provision of the Company Articles of Incorporation or the Company Bylaws. The Company has no Subsidiaries other than the Bank and those entities listed on Section 3.1 of the Company Disclosure Schedules.
Section 3.2    Company Subsidiary Organization. The Bank is a Washington state chartered bank duly organized, validly existing and in good standing under the laws of the state of Washington.

Each Subsidiary of the Company is: (i) an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization; and (ii) is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing has not had, and is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company. Each Subsidiary of the Company has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The deposit accounts of the Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by applicable Legal Requirements, and all premiums and assessments required to be paid in connection therewith have been paid when due. The Company has delivered or made available to Acquiror copies of the charter (or similar organizational documents) and bylaws of each Subsidiary of the Company and all amendments thereto, each of which are true, complete and correct and in full force and effect as of the Agreement Date. No Subsidiary of the Company is in violation of any provision of its charter, articles of incorporation or similar organizational document or bylaws.
Section 3.3    Authorization; Enforceability. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the Contemplated Transactions have been duly and validly authorized by the Company Board. The Company Board has determined that the Merger and the Contemplated Transactions, on substantially the terms and conditions set forth in this Agreement, are in the best interests of the Company and its shareholders and, subject to the receipt of the Company Shareholder Approval, this Agreement and the Contemplated Transactions hereby have been approved and authorized by all necessary corporate action of the Company on or prior to the Agreement Date. The Company Board has directed or will direct the Merger, on substantially the terms and conditions set forth in this Agreement, be submitted to the Company’s shareholders for consideration at a duly held meeting of such shareholders and has resolved to recommend that the Company’s shareholders vote in favor of the adoption and approval of this Agreement and the Contemplated Transactions. The execution, delivery and performance of this Agreement by the Company, and the consummation by it of its obligations under this Agreement, have been authorized by all necessary corporate action on or prior to the Agreement Date, subject to the Company Shareholder Approval, and, subject to the receipt of the Requisite Regulatory Approvals and assuming due authorization, execution, and delivery by Acquiror, this Agreement constitutes a legal, valid and binding obligation of the Company enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements relating to or affecting creditors’ rights generally and subject to general principles of equity, or by 12 U.S.C. Section 1818(b)(6)(D) (or any successor statute) and other applicable authority of any Regulatory Authority.
Section 3.4    No Conflict. Neither the execution nor delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (i) assuming receipt of the Company Shareholder Approval, contravene, conflict with or result in a violation of any provision of the articles of incorporation, certificate of formation or charter (or similar organizational documents) or bylaws or operating agreement, each as in effect on the Agreement Date, or any currently effective resolution adopted by the board of directors, shareholders, manager or members of, the Company or any of its Subsidiaries; (ii) assuming receipt of the Requisite Regulatory Approvals, contravene, conflict with or result in a violation of any Legal Requirement or any Order to which the Company or any of its Subsidiaries, or any of their respective assets that are owned or used by them, may be subject, except for any contravention, conflict or violation that is permissible by virtue of obtaining the Requisite Regulatory Approvals; or (iii) except as listed on Section 3.4 of the Company Disclosure Schedules, contravene, conflict with or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, or which would result in the creation of any material lien, charge or encumbrance upon or with respect to any of the assets owned or used by the Company or its Subsidiaries under any Company Material Contract. Except for: (a) the filing of applications, filings, notices and waiver requests, as applicable, with the Federal Reserve, if applicable, and approval of such applications, filings, notices and waiver requests; (b) the filing of any required applications, filings or notices with the FDIC and approval of such applications, filings and notices; (c) the filing of any required applications, filings or notices with the WADFI and approval of such applications, filings and notices; (d) the filing with the SEC of the Proxy Statement in definitive form and of the Registration Statement and declaration of effectiveness of the Registration Statement; (e) the filing of the Articles of Merger with the Washington Secretary of State pursuant to the WBCA; and (f) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Acquiror Common Stock pursuant to this Agreement and the listing of additional shares of Acquiror Common Stock on the Nasdaq Global Stock; no consents or approvals of or filings or registrations with any court, administrative agency or commission or other Regulatory Authority or instrumentality are necessary in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.
Section 3.5    Company Capitalization.
(a)    The authorized capital stock of the Company currently consists exclusively of: (i) 1,000,000 shares of Company Class A Voting Common Stock, of which, as of September 25, 2025 (the “Company Capitalization Date”), 15,928 shares were issued and outstanding, including no shares held in the treasury of the Company; and (ii) 9,000,000 shares of Company Class B Nonvoting Common Stock, of which, as of the Company Capitalization Date, 143,352 shares were issued and outstanding, including no shares held in the treasury of the Company. The Company does not have outstanding any bonds, debentures, notes or other debt obligations having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the shareholders of the Company on any matter. All of the issued and outstanding shares of Company Capital Stock have been duly authorized and validly issued and fully paid, nonassessable and free of preemptive rights.
(b)    Except as listed on Section 3.5(b) of the Company Disclosure Schedules, no equity-based awards were outstanding as of the Company Capitalization Date. Since the Company Capitalization Date through the Agreement Date, the Company has not: (i) issued or repurchased any shares of Company Capital Stock or other equity securities of the Company; or (ii) issued or awarded any stock options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of Company Capital Stock or any other equity-based awards. From the Company Capitalization Date through the Agreement Date, neither the Company nor any of its Subsidiaries has: (A) accelerated the vesting of or lapsing of restrictions with respect to any award under any Company Phantom Plan; (B) with respect to executive officers of the Company or its Subsidiaries, entered into or amended any employment, severance, change in control or similar agreement (including any agreement providing for the reimbursement of excise taxes under Section 4999 of the Code); or (C) adopted or materially amended any Company Benefit Plan.
(c)    None of the shares of Company Capital Stock were issued in violation of any federal or state securities laws or any other applicable Legal Requirement. As of the Agreement Date there are: (i) no outstanding subscriptions, Contracts, conversion privileges, options, warrants, calls or other rights obligating the Company or any of its Subsidiaries to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of the Company or any of its Subsidiaries; and (ii) no contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Capital Stock or any equity security of the Company or its Subsidiaries, or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of the Company or its Subsidiaries. Except as permitted by this Agreement, since the Company Capitalization Date, no shares of Company Capital Stock have been purchased, redeemed or otherwise acquired, directly or indirectly, by the Company or any of its Subsidiaries, and no dividends or other distributions payable on any equity securities of the Company or any of its Subsidiaries has been declared, set aside, made or paid to the shareholders of the Company. Other than its Subsidiaries, the Company does not own, nor has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.
Section 3.6    Company Subsidiary Capitalization. All of the issued and outstanding shares of capital stock or other equity ownership interests of: (i) each Subsidiary; or (ii) any other company in which the Company holds an equity interest other than through the Company’s investment portfolio, are owned by the Company, directly or indirectly, free and clear of any material liens, pledges, charges, claims and security interests and similar encumbrances, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. No Subsidiary of the Company owns, or has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.
Section 3.7    Financial Statements and Reports; Regulatory Filings.
(a)    True and complete copies of the following financial statements (collectively, the “Company Financial Statements”) have been made available to Acquiror: (i) the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2024, 2023 and 2022, and the related statements of income, changes in shareholders’ equity and cash flows for the fiscal years then ended; (ii) the unaudited consolidated interim balance sheet of Company and its Subsidiaries as of June 30, 2025 and the related statement of income for the six-month period then ended; and (iii) the unaudited consolidated interim balance sheet of Company and its Subsidiaries as of August 31, 2025 and the related statement of income for the eight-month period then ended.
(b)    The Company Financial Statements have been prepared in conformity with GAAP, except in each case as indicated in such statements or the notes thereto, and comply in all material respects with all applicable Legal Requirements. Taken together, the Financial Statements are complete and correct in all material respects and fairly and accurately present the respective financial position, assets, liabilities and results of operations of the Company and its Subsidiaries at the respective dates of and for the periods referred to in the Company Financial Statements, subject to normal year-end audit adjustments in the case of unaudited Company Financial Statements. As of the Agreement Date, CliftonLarsonAllen LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent registered public accountants of the Company.
(c)    The Company has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
(d)    The Company and each of its Subsidiaries has filed all forms, reports and documents required to be filed since January 1, 2024, with all applicable federal or state securities or banking authorities. Such forms, reports and documents: (i) complied as to form in all material respects with applicable Legal Requirements; and (ii) did not at the time they were filed, after giving effect to any amendment thereto filed prior to the Agreement Date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the Agreement Date) is deemed to modify information as of an earlier date.
(e)    There has not been any event or occurrence since January 1, 2024 that would result in a determination that the Bank is not an eligible depository institution as defined in 12 C.F.R. § 303.2(r).
Section 3.8    Books and Records. The books of account, minute books, stock record books and other records of the Company and each of its Subsidiaries are complete and correct in all material respects and have been maintained in accordance with the Company’s business practices and all applicable Legal Requirements, including the maintenance of an adequate system of internal controls required by such Legal Requirements. The minute books of the Company and each of its Subsidiaries fairly reflect the substance of events and transactions included therein.
Section 3.9    Properties.
(a)    Section 3.9(a) of the Company Disclosure Schedules lists or describes, as of the Agreement Date: (i) all interests in real property owned by the Company and each of its Subsidiaries; (ii) all OREO owned by the Company and each of its Subsidiaries; and (iii) each lease of real property to which the Company or any of its Subsidiaries is a party, including in each case the address of such real property and the proper identification, if applicable, of each such property as a main office, branch office or other office and, in the case of each lease, the position of the Company as landlord or tenant under such lease.

(b)    The Company and each of its Subsidiaries has good and marketable title to all assets and properties, whether real or personal, tangible or intangible, that it purports to own, other than OREO, subject to no liens, mortgages, security interests, encumbrances or charges of any kind, except: (i) as noted in the most recent Company Financial Statements or incurred in the Ordinary Course of Business since the date of the most recent Company Financial Statements; (ii) statutory liens for Taxes not yet delinquent or being contested in good faith by appropriate Proceedings and for which appropriate reserves have been established and reflected in the Company Financial Statements; (iii) pledges or liens required to be granted in connection with the acceptance of government deposits, granted in connection with repurchase or reverse repurchase agreements, securing any discount with, borrowing from, or obligations to any Federal Reserve Bank or Federal Home Loan Bank, interbank credit facilities or any transaction by the Bank acting in a fiduciary capacity or otherwise incurred in the Ordinary Course of Business; (iv) easements, rights of way and other similar encumbrances that do not materially adversely affect the present use of the properties or assets subject thereto or affected thereby or otherwise materially impair the present business operations at such properties; (v) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purposes for which they are held as of the Agreement Date; (vi) liens or deposits in connection with worker’s compensation, unemployment insurance, social security or other insurance; (vii) inchoate mechanic’s and materialmen’s liens for construction in progress and workmen’s, repairmen’s, warehousemen’s and carrier’s liens arising in the Ordinary Course of Business of the Company or the Bank; (viii) liens existing on any asset of any Person at the time such Person is acquired by or is combined with the Company or any of the Company’s Subsidiaries, provided the lien was not created in contemplation of that event, and, provided further, that the lien does not materially impact the use or the value of the subject property or asset; (ix) liens on property required by Regulation W promulgated by the Federal Reserve; and (x) liens incidental to the conduct of business or ownership of property of the Company or any of its Subsidiaries which do not in the aggregate materially detract from the value of the property or materially impair the use thereof as of the Agreement Date (collectively, the “Company Permitted Exceptions”). The Company and each of its Subsidiaries as tenant has the right under valid and existing leases to occupy, use, possess and control any and all of the respective property leased by it, and each such lease is valid, in full force and effect, and without default thereunder by the tenant or, to the Knowledge of the Company, the landlord. The Company has delivered to Acquiror full, complete and correct copies of all leases for leased real property, including any amendments or modifications thereto. To the Knowledge of the Company, all buildings and structures owned by the Company and each of its Subsidiaries lie wholly within the boundaries of the real property owned or validly leased by it, and do not encroach upon the property of, or otherwise conflict with the property rights of, any other Person. There are no pending, or, to the Knowledge of the Company, threatened condemnation or similar proceedings against any owned or leased real property set forth on Section 3.9(a) of the Company Disclosure Schedules. No Person other than the Company and its Subsidiaries has any right to use, occupy or operate any portion of the owned or leased real property set forth on Section 3.9(a) of the Company Disclosure Schedules.
Section 3.10    Loans and Leases; Loan Loss Reserve.
(a)    Each loan, loan agreement, note or other borrowing agreement by the Bank, any participation therein, any lease, including solar equipment leases, and any guaranty, renewal or extension thereof (the “Company Loans”) reflected as an asset on any of the Company Financial Statements or reports filed with the Regulatory Authorities is evidenced by documentation that is customary and legally sufficient in all material respects and constitutes the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, except to the extent that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors’ rights generally or equitable principles or doctrines.
(b)    All Company Loans originated or purchased by the Bank were, at the time of such origination or purchase, made or purchased in accordance with the policies of the board of directors of the Bank and in the Ordinary Course of Business of the Bank. The Bank’s interest in all Company Loans is free and clear of any security interest, lien, encumbrance or other charge, and, the Bank has complied in all material respects with all Legal Requirements relating to such Company Loans. There has been no default on, or forgiveness or waiver of, in whole or in part, any Company Loan made to an executive officer or director of the Company or the Bank or an entity controlled by an executive officer or director of the Company or the Bank during the three (3) years immediately preceding the Agreement Date.
(c)    Section 3.10(c) of the Company Disclosure Schedules lists, as of August 31, 2025, each Company Loan: (i) under the terms of which the obligor is more than ninety (90) days delinquent in payment of principal or interest or in default of any other material provision as of the dates shown thereon or for which the Bank has discontinued the accrual of interest; (ii) that has been classified as “substandard,” “doubtful,” “loss,” “other loans especially mentioned” or any comparable classifications by the Bank; (iii) that has been listed on any “watch list” or similar internal report of the Bank; (iv) the collateral for which is the subject of any notice from any obligor, or about which the Bank otherwise has Knowledge, of adverse environmental conditions affecting the value of such collateral; or (v) that represents an extension of credit to an executive officer or director of the Bank or an entity controlled by an executive officer or director of the Bank.
(d)    The Bank’s allowance for credit losses reflected in the Company Financial Statements (including footnotes thereto) was determined on the basis of the Bank’s continuing review and evaluation of the portfolio of Company Loans under the requirements of GAAP and Legal Requirements, was, as of the applicable dates thereof, established in a manner consistent with the Bank’s internal policies, and, in the reasonable judgment of the Bank, was adequate in all material respects under the requirements of GAAP and all Legal Requirements to provide for possible or specific losses, net of recoveries relating to Company Loans previously charged-off, on outstanding Company Loans, provided, however, that the Company makes no guarantee regarding the financial ability or the sufficiency of any collateral of the borrower or guarantor.
(e)    To the Knowledge of the Company: (i) none of the Company Loans is subject to any material offset or claim of offset; and (ii) the aggregate loan balances in excess of the Bank’s allowance for credit losses are, based on past loan loss experience, collectible in accordance with their terms (except as limited above) and all uncollectible loans have been charged off.
(f)    Other than participation loans purchased by the Company or any of its Subsidiaries from third parties as set forth on Section 3.10(f) of the Company Disclosure Schedules, no Company Loans are currently serviced by third parties and there is no obligation which would result in any Company Loan becoming subject to third-party servicing.

(g)    To the Knowledge of the Company, all guarantees of indebtedness owed to the Bank, including guarantees made by the Small Business Administration (the “SBA”) or any other Regulatory Authority, are valid and enforceable and not subject to any defense of offset, except to the extent enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors rights generally or equitable principles or doctrines.
Section 3.11    Taxes.
(a)    Except as set forth on Section 3.11(a) of the Company Disclosure Schedules, the Company and each of its Subsidiaries has duly and timely filed, or caused to be filed (taking into account all applicable extensions), all Tax Returns required to be filed by them, and each such Tax Return was true, correct and complete in all material respects when filed. The Company and each of its Subsidiaries has paid, or made adequate provision for the payment of, all Taxes (whether or not reflected in Tax Returns as filed or due to be filed) due and payable by the Company or any of its Subsidiaries, or claimed to be due and payable by any Taxing Authority, and is not delinquent in the payment of any Tax, except such Taxes as are being contested in good faith and as to which adequate reserves have been provided in the Company Financial Statements.
(b)    There is no claim or assessment pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries for any Taxes that they owe. No audit, examination or investigation related to Taxes paid or payable by the Company or any of its Subsidiaries is presently being conducted or, to the Knowledge of the Company, threatened by any Taxing Authority. Neither the Company nor its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return, and there are no liens for Taxes (other than Taxes not yet due and payable) upon any of the Company’s or its Subsidiaries’ assets. Neither the Company nor any of its Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax that is currently in effect.
(c)    The Company and each of its Subsidiaries has delivered or made available to Acquiror true, correct and complete copies of all Tax Returns relating to income taxes, franchise taxes and all other material taxes owed by the Company and each of its Subsidiaries with respect to the last three (3) fiscal years.
(d)    To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has engaged in any transaction that would materially affect the Tax liability for any Tax Returns not closed by applicable statute of limitations: (i) which is a “reportable transaction” or a “listed transaction” or (ii) a “significant purpose of which is the avoidance or evasion of U.S. federal income tax” within the meaning of Sections 6662, 6662A, 6011, 6111 or 6707A of the Code or of the regulations of the U.S. Department of the Treasury promulgated thereunder or pursuant to notices or other guidance published by the IRS (irrespective of the effective dates).
(e)    Neither the Company nor any of its Subsidiaries (i) is a “controlled foreign corporation” as defined in Section 957 of the Code, (ii) is a “passive foreign investment company” within the meaning of Section 1297 of the Code, or (iii) has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(f)    No claim has been made in writing by any Taxing Authority in any jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries, as applicable, is, or may be, subject to Tax by that jurisdiction. No private letter rulings, technical advice memoranda or similar rulings have been requested by or with respect to the Company or any of its Subsidiaries, or entered into or issued by any taxing authority with respect to the Company or any of its Subsidiaries.
(g)    The Company and each of its Subsidiaries has complied in all respects with all Legal Requirements relating to the payment and withholding of Taxes and has properly and timely withheld all Taxes required to be withheld by the Company in connection with amounts paid or owing to any employee, former employee, independent contractor, creditor, shareholder, Affiliate, customer, supplier or other Person, and the Company and each of its Subsidiaries have complied with all reporting and record-keeping requirements relating thereto. To the extent required by Legal Requirements, the Company and each of its Subsidiaries has properly and timely paid all such withheld Taxes to the Taxing Authority or has properly set aside such withheld amounts in accounts for such purpose.
(h)    Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item or deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of:
(i)    Any change in a method of accounting under Section 481 of the Code (or any comparable provision of state, local or foreign Tax laws), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date;
(ii)    An open transaction occurring on or prior to the Closing Date;
(iii)    A prepaid amount or advance payments received on or before the Closing Date;
(iv)    Any closing agreement under Section 7121 of the Code, or similar provision of state, local or foreign law entered into on or before the Closing Date;
(v)    Any election under Section 108(i) of the Code;
(vi)    A transaction entered into on or before the Closing Date reported under the installment method of accounting or the long-term contract method of accounting;
(vii)    The application of Section 263A of the Code;
(viii)    Intercompany transactions or any excess loss account described in the Treasury Regulations under Section 1502 of the Code;
(ix)    An election under Section 965 of the Code; or
(x)    Pursuant to any provision of local, state or foreign Tax law comparable to any of the foregoing.

(i)    Except as set forth on Section 3.11(i) of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries (i) is a party to a Tax sharing, Tax allocation or similar agreement; (ii) is or has been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes (other than an affiliated group of which the Company is, or was, the common parent); or (iii) otherwise has liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.
(j)    Except as set forth on Section 3.11(j) of the Company Disclosure Schedules, within the three (3) years prior to the Agreement Date, neither the Company nor any of its Subsidiaries has: (i) applied for or received loans or payments under the CARES Act (or any comparable analogous or similar provision of state, local or foreign law or regulation or conforming U.S. law or regulation), including pursuant to the Paycheck Protection Program or the Economic Injury Disaster Loan Program; (ii) claimed any Employee Retention Credits or otherwise claimed any tax credits under the CARES Act or the FFCRA including for providing any paid sick leave under the FFCRA; or (iii) any Deferred Payroll Taxes. With respect to any Employee Retention Credits set forth on Section 3.11(j) of the Company Disclosure Schedules, the Company’s claims were and are in accordance with all applicable laws and regulations and all forms filed in connection with such claims (including, without limitation, Forms 941-X and any amended Tax returns required by such claims) were and are correct in all respects and the Company was eligible to receive all such Employee Retention Credits claimed. The Company has no liability to pay such Employee Retention Credits to any person and has no liability to any third-party service provider for any fees or services associated with obtaining such Employee Retention Credits.
(k)    Within the three (3) years prior to the Agreement Date, neither the Company nor any of its Subsidiaries has distributed stock of another Person, nor has the stock of either the Company or any of its Subsidiaries been distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.
(l)    There is currently no limitation on the utilization of net operating losses, capital losses, built-in losses, tax credits or similar items of the Company nor any Subsidiary under Sections 269, 382, 383, 384 or 1502 of the Code and the Treasury Regulations thereunder (and comparable provisions of state, local or foreign Law).
(m)    No property owned by the Company nor any Subsidiary is (i) required to be treated as being owned by another person pursuant to the so-called “safe harbor lease” provisions of former 168(f)(8) of the Internal Revenue Code of 1954, as amended; (ii) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code; (iii) “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code; (iv) subject to Section 168(g)(1)(A) of the Code; (v) subject to a disqualified leaseback or long-term agreement as defined in Section 467 of the Code; or (vi) subject to any provision of state, local or foreign Law comparable to any of the provisions listed above.
(n)    Neither the Company nor any of its Subsidiaries is subject to a Tax holiday or Tax incentive or grant in any jurisdiction that will terminate (or be subject to a clawback or recapture) as a result of any of the Contemplated Transactions.

(o)    Neither the Company nor any of its Subsidiaries has any contractual obligation to pay the amount of any Tax benefits or Tax refunds (or an amount determined by reference thereto) realized or received by the Company nor any Subsidiary to any Person(s).
(p)    The Company and each of its Subsidiaries is in material compliance with all federal, state and foreign laws applicable to abandoned or unclaimed property or escheat and has timely paid, remitted or delivered to each jurisdiction all material unclaimed or abandoned property required by any applicable Laws to be paid, remitted or delivered to that jurisdiction.
Section 3.12    Employee Benefits.
(a)    Section 3.12(a) of the Company Disclosure Schedules includes a complete and correct list of each Company Benefit Plan. The Company has delivered or made available to Acquiror a copy of the Company’s current employee policy manual and true and complete copies of the following with respect to each material Company Benefit Plan: (i) copies of each Company Benefit Plan (or a written description where no formal plan document exists), and all related and current plan descriptions, summaries of material modifications, amendments, trusts or funding vehicles and other material written communications provided to participants of Company Benefit Plans; (ii) to the extent applicable, the last three (3) years’ annual reports on Form 5500, including all schedules thereto and the opinions of independent accountants; (iii) Forms 1094 and the Forms 1095 for 2024, 2023 and 2022; (iv) the most recent IRS determination letter or opinion letter and any pending application with respect to each such Company Benefit Plan which is intended to qualify under Section 401(a) of the Code; (v) ERISA bonds; and (vi) other material ancillary documents including the following documents related to each Company Benefit Plan:
(i)    All material contracts with third party administrators, actuaries, investment managers, consultants, insurers and independent contractors;
(ii)    All notices and other material written communications that were given by the Company, any of its Subsidiaries or any Company Benefit Plan to the IRS, DOL or PBGC pursuant to applicable Legal Requirements within the six (6) years preceding the Agreement Date;
(iii)    All notices or other material written communications that were given by the IRS, the PBGC, or the DOL to the Company, any Subsidiary, or any Company Benefit Plan within the six (6) years preceding the Agreement Date; and
(iv)    With respect to any equity-based compensation plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award): (i) a complete and correct list of recipients of outstanding awards as of the Agreement Date; (ii) the number of outstanding awards held by each recipient as of the Agreement Date; and (iii) the form of award agreement pursuant to which each such outstanding award was issued or otherwise granted.
(b)    Except as set forth in Section 3.12(b) of the Company Disclosure Schedules, neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions (including in combination with any other event) will (i) cause a payment, forgiveness, vesting, increase or acceleration of benefits or benefit entitlements, or funding of the benefits under any Company Benefit Plan or (ii) any other increase in the liabilities of the Company or any Subsidiary under any Company Benefit Plan as a result of the Contemplated Transactions.
(c)    No Company Benefit Plan provides for payment or forgiveness of any amount which, considered in the aggregate with amounts payable pursuant to all other Company Benefit Plans, would result in any amount being non-deductible for federal income tax purposes by virtue of Section 280G of the Code or would result in a gross-up or reimbursement of Taxes imposed under Section 4999 of the Code.
(d)    Neither the Company, any of its Subsidiaries nor any Company ERISA Affiliate sponsors, maintains, administers or contributes to, or has sponsored, maintained, administered or contributed to, or has, has had or, would reasonably be expected to have any liability with respect to: (i) any plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code; (ii) any “multiemployer plan” (as defined in Section 3(37) of ERISA); (iii) any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA); (iv) any self-insured plan (including any plan pursuant to which a stop loss policy or contract applies); (v) any “multiple employer plan” (as described in Section 413(c) of the Code or Sections 4063 or 4604 of ERISA); or (vi) a plan that is provided by or through a professional employer organization. No Company Benefit Plan is underfunded.
(e)    Each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code is the subject of a favorable determination letter from the IRS to the effect that it is so qualified under the Code and that its related funding instrument is tax exempt under Section 501 of the Code (or the Company and each of its Subsidiaries are otherwise relying on an opinion letter issued to the prototype sponsor, and no subsequent amendment has been made to such plan that would prevent the Company from relying on such opinion letter), and, to the Knowledge of the Company, there are no facts or circumstances that would adversely affect the qualified status of any Company Benefit Plan or the tax-exempt status of any related trust.
(f)    Each Company Benefit Plan is and has been established, maintained, funded and administered in all material respects in compliance with its terms and with all applicable Legal Requirements.
(g)    Each Company Benefit Plan that is subject to Section 409A of the Code, in whole or in part, at all applicable times has been established and administered to comply in all respects with the requirements of Section 409A of the Code. No payment to be made under any Company Benefit Plan is or will be subject to penalties of Section 409A(a)(1) of the Code. Neither the Company nor any of its Subsidiaries has any obligations to any employee or other service provider to make any reimbursement or other payment with respect to any Tax imposed under Section 409A of the Code. The Company and the Bank have made no representations or warranties to any participant in any Company Benefit Plan that is subject to, or would be subject to, Section 409A of the Code regarding (i) the compliance of such plan, in form or operation, with Section 409A of the Code or (ii) the tax consequences to any participant with respect thereto.
(h)    Other than routine claims for benefits made in the Ordinary Course of Business, there is no litigation, claim or assessment pending or, to the Knowledge of the Company,

threatened by, on behalf of, or against any Company Benefit Plan or against the administrators or trustees or other fiduciaries of any Company Benefit Plan that alleges a violation of applicable state or federal law or violation of any Company Benefit Plan document or related agreement.
(i)    There are no pending or, to the Knowledge of the Company, threatened, audits or investigations by any Regulatory Authority involving any Company Benefit Plans.
(j)    No Company Benefit Plan fiduciary or, to the Knowledge of the Company, any other Person has, or has had, any liability to any Company Benefit Plan participant, beneficiary or any other Person under any provisions of ERISA or any other applicable Legal Requirement by reason of any action or failure to act in connection with any Company Benefit Plan, including any liability by any reason of any payment of, or failure to pay, benefits or any other amounts or by reason of any credit or failure to give credit for any benefits or rights. No disqualified person (as defined in Section 4975(e)(2) of the Code) of any Company Benefit Plan has engaged in any nonexempt prohibited transaction (as described in Section 4975(c) of the Code or Section 406 of ERISA).
(k)    All accrued contributions and other payments to be made by the Company, any Subsidiary or Company ERISA Affiliate to any Company Benefit Plan (i) through the Agreement Date have been made or reserves adequate for such purposes have been set aside therefor and reflected in Company Financial Statements and (ii) through the Closing Date will have been made or reserves adequate for such purposes will have been set aside therefore and reflected in the Company Financial Statements.
(l)    There are no obligations under any Company Benefit Plan to provide health or other welfare benefits to retirees or other former employees, directors, consultants or their dependents (other than with respect to rights under Section 4980B of the Code or Section 601 of ERISA or comparable state laws).
(m)    No event has occurred, or to the Knowledge of the Company, circumstance exists that would reasonably be expected to result in a material increase in premium costs of Company Benefit Plans or a material increase in benefit costs of such Company Benefit Plans that are self-insured as compared to the Company’s fiscal year ended December 31, 2024.
(n)    No condition exists as a result of which the Company or any Subsidiary would have any material liability, whether absolute or contingent, under any Company Benefit Plan with respect to any misclassification of a Person performing services for the Company or any Subsidiary as an independent contractor rather than as an employee. All individuals participating in Company Benefit Plans are in fact eligible and authorized to participate in such Company Benefit Plan in all material respects.
(o)    Neither the Company nor any of its Subsidiaries has any liabilities for employee benefits to employees or former employees that are not reflected in the Company Benefit Plans.
(p)    No Company Benefit Plan is funded with or allows for payments, investments or distributions in any employer security of the Company or any of its Subsidiaries.

(q)    No current or former employee of the Company, any of its Subsidiaries or any Company ERISA Affiliate participates or participated in any Company Benefit Plan pursuant to the terms of a collective bargaining agreement.
(r)    No Company Benefit Plan is subject to the laws of any jurisdiction outside of the U.S.
(s)    Neither the Company nor any of its Subsidiaries has announced any intent to amend or modify any existing Company Benefit Plan or adopt any plan, arrangement or program that, once established, would come within the definition of an Employee Benefit Plan.
(t)    Each Company Benefit Plan may be amended, terminated or otherwise discontinued as of the Closing Date in accordance with its terms without any liability to Acquiror or to Acquiror ERISA Affiliates, except for the related administrative costs and the payment of all benefits payable in accordance with the terms and conditions of each Company Benefit Plan accrued through the date of each such plan’s termination, which accruals are reflected in the Company Financial Statements in accordance with GAAP.
Section 3.13    Compliance with Legal Requirements. The Company and each of its Subsidiaries holds all material licenses, certificates, permits, franchises and rights from all appropriate Regulatory Authorities necessary for the conduct of their respective businesses as presently conducted. The Company and each of its Subsidiaries is, and at all times since January 1, 2023, has been, in compliance in all material respects with each Legal Requirement that is or was applicable to it or to the conduct or operation of its respective businesses or the ownership or use of any of its respective assets. Neither the Company nor any of its Subsidiaries has received, at any time since January 1, 2023, any notice or other communication (whether oral or written) from any Regulatory Authority or any other Person regarding: (i) any actual, alleged, possible or potential violation of, or failure to comply with, any Legal Requirement; or (ii) any actual, alleged, possible or potential obligation on the part of the Company or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement.
Section 3.14    Legal Proceedings; Orders.
(a)    Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of the Company, threatened, Proceedings against the Company or any of its Subsidiaries. There is no Order imposed on the Company or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Entity or any of its Affiliates) that would reasonably be expected to be material to the Company and each of its Subsidiaries taken as a whole. No officer, director, employee or agent of the Company or any of its Subsidiaries is subject to any Order that prohibits such officer, director, employee or agent from engaging in or continuing any conduct, activity or practice relating to the businesses of the Company or any of its Subsidiaries as currently conducted. There are no pending or, to the Knowledge of the Company, threatened Proceedings against any current or, to the Knowledge of the Company, former director or employee of the Company with respect to which the Company has, or is reasonably likely to have, an indemnification obligation.

(b)    Neither the Company nor any of its Subsidiaries: (i) is subject to any cease and desist or other Order or enforcement action issued by; (ii) is a party to any written agreement, consent agreement or memorandum of understanding with; (iii) is a party to any commitment letter or similar undertaking to; (iv) is subject to any Order or directive by; (v) is subject to any supervisory letter from; (vi) has been ordered to pay any civil money penalty, which has not been paid, by; or (vii) has adopted any policies, procedures or board resolutions at the request of, any Regulatory Authority that currently restricts in any material respect the conduct of its business, in any manner relates to its capital adequacy, restricts its ability to pay dividends or interest or limits in any material manner its credit or risk management policies, its management or its business. To the Knowledge of the Company, since January 1, 2024, none of the foregoing has been threatened by any Regulatory Authority.
Section 3.15    Absence of Certain Changes and Events. Since December 31, 2024, except as set forth on Section 3.15 of the Company Disclosure Schedules:
(a)    The Company and each of its Subsidiaries has conducted their respective businesses only in the Ordinary Course of Business;
(b)    No Material Adverse Effect with respect to the Company has occurred;
(c)    There has been no discharge or satisfaction of any material lien or encumbrance on their assets or repayment of any material indebtedness for borrowed money, except for obligations incurred and repaid in the Ordinary Course of Business; and
(d)    There has not been any action taken by the Company that, if taken without Acquiror’s consent (and during the period from the date of this Agreement through the Effective Time), would constitute a breach of Section 5.2(b).
Section 3.16    Material Contracts. Except for Contracts evidencing Company Loans made by the Bank in the Ordinary Course of Business, Section 3.16 of the Company Disclosure Schedules lists or describes the following with respect to the Company and each of its Subsidiaries (each such agreement or document, a “Company Material Contract”) as of the Agreement Date, true, complete and correct copies of each of which have been delivered or made available to Acquiror:
(a)    Each lease of real property to which the Company or any of its Subsidiaries is a party;
(b)    All loan and credit agreements, conditional sales Contracts or other title retention agreements or security agreements relating to money borrowed by it in excess of $2,500,000, exclusive of deposit agreements with customers of the Bank entered into in the Ordinary Course of Business, agreements for the purchase of federal funds and repurchase agreements and Federal Home Loan Bank advances;
(c)    Any agreement of guarantee, support or indemnification by the Company or any of its Subsidiaries, assumption or endorsement by the Company or any of its Subsidiaries of, or any similar commitment by the Company or any of its Subsidiaries with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person other than those entered into in the Ordinary Course of Business;

(d)    Each Contract that involves performance of services or delivery of goods or materials by it of an amount or value in excess of $250,000 (other than Contracts for the sale of loans);
(e)    Each Contract that was not entered into in the Ordinary Course of Business and that involves expenditures or receipts by it of an amount or value in excess of $250,000;
(f)    Each lease, rental, license, installment and conditional sale agreement and other Contract affecting the ownership of, leasing of, title to or use of, any personal property (except personal property leases and installment and conditional sales agreements having aggregate remaining payments of less than $250,000);
(g)    Each material licensing agreement or other Contract with respect to patents, trademarks, copyrights or other intellectual property (other than shrink-wrap license agreements or other similar license agreements), including material agreements with current or former employees, consultants or contractors, regarding the appropriation or the nondisclosure of any of its intellectual property;
(h)    Any Contract or agreement that contains any: (i) exclusive dealing obligation; (ii) “clawback” or similar undertaking requiring the reimbursement or refund of any fees; (iii) “most favored nation” or similar provision granted by the Company or any of its Subsidiaries; or (iv) provision that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business;
(i)    Any Contract under which the Company or any of its Subsidiaries will have a material obligation with respect to an “earn-out,” contingent purchase price or similar contingent payment obligation, or any other material liability after the Agreement Date;
(j)    Each collective bargaining agreement and other Contract to or with any labor union or other employee representative of a group of employees;
(k)    Each joint venture, partnership and other Contract (however named) involving a sharing of profits, losses, costs or liabilities by it with any other Person;
(l)    Each Contract containing covenants that in any way purport to restrict, in any material respect, the business activity of the Company or its Subsidiaries or limit, in any material respect, the ability of the Company or its Subsidiaries to engage in any line of business or to compete with any Person;
(m)    Each Contract providing for payments to or by any Person based on sales, purchases or profits, other than direct payments for goods having an average annual amount in excess of $500,000;
(n)    Each current material consulting, employment or non-competition agreement to which the Company, any of its Subsidiaries or its employees is a party;

(o)    Any Contract or agreement that is a settlement agreement other than releases immaterial in nature or amount entered into in the Ordinary Course of Business with the former employees of the Company or any of its Subsidiaries or independent contractors in connection with the routine cessation of such employee’s or independent contractor’s employment;
(p)    The name of each Person who is or would be entitled pursuant to any Company Benefit Plan to receive any payment from the Company or its Subsidiaries as a result of the consummation of the Contemplated Transactions (including in combination with any other event), the applicable Company Benefit Plan and the maximum amount of such payment;
(q)    Each Contract for capital expenditures for a single property, individually, or collectively with any other Contract for capital expenditures on such property, in excess of $250,000;
(r)    Each Contract entered into by the Company or any of its Subsidiaries with an Affiliate of the Company or any of its Subsidiaries;
(s)    Each material Contract or agreement which would require any consent or approval of, or notice to, a counterparty as a result of the consummation of the Contemplated Transactions;
(t)    Each Contract not referred to elsewhere in this Section 3.16 that: (i) relates to the future purchase of goods or services that materially exceeds the requirements of its business at current levels or for normal operating purposes; or (ii) has a Material Adverse Effect on the Company; and
(u)    Each amendment, supplement and modification in respect of any of the foregoing, to the extent not referred to elsewhere in this Section 3.16.
Section 3.17    No Defaults. Each Company Material Contract is in full force and effect and is valid and enforceable against the Company, and to the Knowledge of the Company, against such other party to such Company Material Contract, in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity. To the Knowledge of the Company, no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with or result in a material violation or breach of, or give the Company, any of its Subsidiaries or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Company Material Contract, except as listed in Section 3.17 of the Company Disclosure Schedules. Except in the Ordinary Course of Business with respect to any Company Loan, neither the Company nor any of its Subsidiaries has given to or received from any other Person, at any time since January 1, 2024, any notice or other communication (whether oral or written) regarding any actual, alleged, possible or potential violation or breach of, or default under, any Company Material Contract, that has not been terminated or satisfied prior to the Agreement Date. Other than in the Ordinary Course of Business, there are no renegotiations of, attempts to renegotiate or outstanding rights to renegotiate, any material amounts paid or payable to the Company or any of its Subsidiaries under current or completed Company Material Contracts with any Person, and no such Person has made written demand for such renegotiation.

Section 3.18    Insurance.
(a)    Section 3.18(a) of the Company Disclosure Schedules lists all insurance policies and bonds (other than policies and bonds maintained in connection with Company Benefit Plans) owned or held as of the Agreement Date by the Company and each of its Subsidiaries with respect to their respective business, operations, properties or assets (including bankers’ blanket bond and insurance providing benefits for employees), true, complete and correct copies of each of which have been delivered or made available to Acquiror. The Company and each of its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with comparable entities engaged in the same business and industry. The Company and each of its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof. Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Company and each of its Subsidiaries, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies. All premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. Section 3.18(a) of the Company Disclosure Schedules lists and briefly describes all claims that have been filed under such insurance policies and bonds within the past two (2) years prior to the Agreement Date that individually or in the aggregate exceed $250,000 and the current status of such claims. None of the Company or any of its Subsidiaries has had any insurance policy or bond cancelled or nonrenewed by the issuer of the policy or bond within the past two (2) years.
(b)    Section 3.18(b) sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by the Company or its Subsidiaries, including the value of its BOLI as of the end of the month prior to the agreement Date. The value of such BOLI is and has been fairly and accurately reflected in the most recent balance sheet included in the Company Financial Statements in accordance with GAAP. All BOLI is owned by the Company or its Subsidiaries, no other Person has any ownership claims with respect to such BOLI or proceeds of insurance derived therefrom and there is no split dollar or similar benefit under the Company’s BOLI. Neither the Company nor any of its Subsidiaries has any outstanding borrowings secured in whole or part by its BOLI.
Section 3.19    Compliance with Environmental Laws.
(a)    The Company and each of its Subsidiaries is, and at all times has been, in material compliance with all Environmental Laws.
(b)    There are no actions, suits, investigations, liabilities, inquiries, Proceedings or Orders involving the Company or any of its Subsidiaries or any of their respective assets that are pending or, to the Knowledge of the Company, threatened, nor, to the Knowledge of the Company, is there any reasonable factual basis for any of the foregoing, as a result of any asserted failure of the Company or any of its Subsidiaries of, or any predecessor thereof, to comply with any Environmental Law.
(c)    Neither the Company nor any of its Subsidiaries has received any written notice from any Regulatory Authority, or from any other Person, alleging that the Company or any of its Subsidiaries is or has been in violation of any Environmental Law, or alleging that the Company or any of its Subsidiaries is liable under any Environmental Law to conduct or pay for any investigation, cleanup, removal or remediation of any Hazardous Materials.
(d)    No permits or other governmental approvals are required for the conduct of the business of the Company or any of its Subsidiaries, nor for the consummation of the Contemplated Transactions.
(e)    Neither the Company nor any of its Subsidiaries has released or caused to be released any Hazardous Materials at, on, to, from or under any real property in such a manner as would reasonably be expected to give rise to any liability or obligation under any Environmental Law.
(f)    To the Knowledge of the Company, no third party has released or caused to be released any Hazardous Materials at, on, to, from or under any real property currently or formerly owned or operated by the Company or any of its Subsidiaries during the period of such ownership or operation.
(g)    Neither the Company nor any of its Subsidiaries has transported or disposed of, or arranged for the transportation or disposal of, any Hazardous Materials to, at or on any property which has been placed on, or has been proposed for placement on, the U.S. Environmental Protection Agency’s Superfund Enterprise Management System database, the Comprehensive Environmental Response, Compensation, and Liability Information System database, or any similar state or local list.
(h)    Neither the Company nor any of its Subsidiaries has assumed any liability for any actual or alleged violation of any Environmental Law, nor for the costs of any investigation, cleanup, or remediation of any real property pursuant to any Environmental Law, from or on behalf of any third party, or to indemnify any third party for any liabilities arising under any Environmental Law.
Section 3.20    Transactions with Affiliates. Except as set forth in Section 3.20 of the Company Disclosure Schedules, no officer or director of the Company or any of its Subsidiaries, any Immediate Family Member of any such Person, and no entity that any such Person “controls” within the meaning of Regulation O of the Federal Reserve has (i) any Company Loan or any other agreement with the Company or any of its Subsidiaries (other than an agreement related to a deposit account) or (ii) any interest in any material property, real, personal or mixed, tangible or intangible, used in or pertaining to, the business of the Company or any of its Subsidiaries.
Section 3.21    Brokerage Commissions. Except for fees payable to Piper Sandler & Co. (“Piper Sandler”) pursuant to an engagement letter that has been delivered or made available to Acquiror, none of the Company or its Subsidiaries, or any of their respective Representatives, has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.
Section 3.22    Approval Delays. To the Knowledge of the Company, there is no reason why the granting of any of the Requisite Regulatory Approvals would be denied. The Bank’s most recent CRA rating was “satisfactory” or better, and the Bank does not reasonably anticipate any adverse change to this rating in the next twelve (12) months.

Section 3.23    Labor Matters.
(a)    Section 3.23(a) of the Company Disclosure Schedules sets forth a list of each employee and independent contractor providing services to the Company or any of its Subsidiaries, including the following information for each, as applicable, as of the Agreement Date: (i) identification of the entity or entities employing each such employee or for which each independent contractor provides services; (ii) title or position; (iii) date of hire or commencement of services; (iv) work location; (v) whether full-time or part-time; (vi) whether exempt or non-exempt; (vii) whether absent from active employment, and, if so, the date such absence commenced, the reason for such absence and the anticipated date of return to active employment; (viii) annual salary, hourly rate or fee arrangement and, if applicable, bonus target or other incentive compensation; and (ix) accrued but unused vacation or other paid time off.
(b)    Except as set forth on Section 3.23(b) of the Company Disclosure Schedules, all employees of the Company and each of its Subsidiaries are employed at will and can be terminated without incurring any liability for the payment of any severance, and without accelerating the vesting of any deferred compensation owed by the Company or any of its Subsidiaries.
(c)    There are no collective bargaining agreements or other labor union Contracts applicable to any employees of the Company or any of its Subsidiaries. There is no labor dispute, strike, work stoppage or lockout, or, to the Knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any of its Subsidiaries, and there has been no labor dispute, strike, work stoppage or lockout in the previous three (3) years. There are no organizational efforts with respect to the formation of a collective bargaining unit presently being made, or to the Knowledge of the Company, threatened, involving employees of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has engaged or is engaging in any unfair labor practice.
(d)    The Company and each of its Subsidiaries is, and for the past three (3) years has been, in compliance in all material respects with all applicable Legal Requirements respecting employment and employment practices, terms and conditions of employment, wages, payment of wages, withholding from wages, hours of work, discrimination (including but not limited to harassment and sexual harassment), retaliation, collective bargaining, paid and unpaid leaves of absence, immigration, work authorization verification (including but not limited to the preparation and maintenance of Form I-9s for current and former employees), workers’ compensation, unemployment compensation and occupational safety and health (collectively “Employment Laws”).
(e)    No Proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act of 1935) or seeking to compel the Company or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment is pending or, to the Knowledge of the Company, threatened with respect to the Company or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Regulatory Authority.

(f)    There is no pending, or, to the Knowledge of the Company threatened, charge, claim or Proceeding against the Company or any of its Subsidiaries alleging that the Company or any of its Subsidiaries is liable for any violation of any Employment Laws or for the violation or breach of any Contract with any current or former employee, consultant, or independent contractor, and there have been no such Proceedings filed within the past three (3) years.
(g)    All independent contractors and consultants providing services to the Company or any of its Subsidiaries have been properly classified as independent contractors for all purposes and in accordance with all applicable Legal Requirements, including but not limited to Legal Requirements relating to employee benefits.
(h)    All employees of the Company and each of its Subsidiaries are and have been properly classified as exempt or non-exempt under the Fair Labor Standards Act and similar applicable state laws.
(i)    The Company and each of its Subsidiaries: (i) has withheld and reported all amounts required by any Legal Requirement or any Contract to be withheld or reported with respect to wages, salaries and other payments to current and former employees, consultants and independent contractors; (ii) is not liable for any arrearage of wages or Taxes or any interest, fine or penalty for failure to comply with any of the foregoing; and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Regulatory Authority with respect to unemployment compensation benefits, social security, or other benefits or obligations for current or former employees.
(j)    To the Knowledge of the Company, no executive officer or other key employee of the Company or any of its Subsidiaries is subject to any noncompete, nonsolicitation, nondisclosure, confidentiality, employment, consulting, or other similar Contract or agreement relating to, affecting, limiting, prohibiting, restricting, or otherwise conflicting with the present or proposed business activities of the Company or any of its Subsidiaries, or with such executive officer’s or key employee’s ability to perform their duties or anticipated duties for or on behalf of the Company or any of its Subsidiaries.
(k)    To the Knowledge of the Company, no executive officer or key employee of the Company or any of its Subsidiaries is planning to terminate his or her employment for any reason (or for no reason), including the consummation of the Contemplated Transactions.
(l)    The Company and each of its Subsidiaries is, and for the past three (3) years has been, in compliance in all material respects with, to the extent applicable, Executive Order No. 11246 of 1965 (“EO 11246”), Section 503 of the Rehabilitation Act of 1973 (“Section 503”) and the Vietnam Era Veterans’ Readjustment Assistance Act of 1974 (“VEVRAA”), including all of their respective implementing regulations. To the extent required by any applicable Legal Requirement, the Company and each of its Subsidiaries maintains and complies with affirmative action plans in compliance with EO 11246, Section 503 and VEVRAA, including all of their respective implementing regulations. Within the past three (3) years, neither the Company nor any of its Subsidiaries has been the subject of any audit, investigation, or enforcement action by any Regulatory Authority arising out of or related to compliance with EO 11246, Section 503, or VEVRAA.

(m)    Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Regulatory Authority relating to employees or employment practices. None of the Company, any of its Subsidiaries or any of its or their executive officers has received within the past three (3) years any written notice of intent by any Regulatory Authority responsible for the enforcement of labor or employment laws to conduct an investigation relating to the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is in progress.
Section 3.24    Intellectual Property.
(a)    Each of the Company and each of its Subsidiaries has the unrestricted right and authority, and the Surviving Entity and each of its Subsidiaries will have the unrestricted right and authority from and after the Effective Time, to use all patents, trademarks, copyrights, service marks, trade names or other intellectual property owned by them as is necessary to enable them to conduct and to continue to conduct all material phases of the businesses of the Company and each of its Subsidiaries in the manner presently conducted by them, and, to the Knowledge of the Company, such use does not, and will not, conflict with, infringe on or violate any patent, trademark, copyright, service mark, trade name or any other intellectual property right of any Person.
(b)    To the extent the Company has designated any of its information, materials, or processes a trade secret, the Company and each of its Subsidiaries has taken commercially reasonable measures to protect the confidentiality of all such trade secrets that are owned, used, or held by them.
(c)    To the Knowledge of the Company, none of the software utilized by the Company: (i) contains any bug, defect or error that materially and adversely affects the use, functionality, or performance of such software or any system containing or used in conjunction with such software that has not been patched and fixed by the software provider and installed and applied by the Company and each of its Subsidiaries, or (ii) fails to comply with any applicable warranty or other contractual commitment relating to the use, functionality or performance of such software system.
(d)    To the Knowledge of the Company, no software utilized by the Company contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware,” “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or facilitating, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding, in any manner, the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) compromising the privacy or data security of any user or damaging or destroying any data file without the user’s consent, which in the case of (i) and (ii) has not been patched or fixed by the software provider and installed and applied by the Company and each of its Subsidiaries.
(e)    The computers, software utilized by the Company, computer programs, in source code and object code forms, servers, workstations, routers, hubs, switches, circuits, networks, data communication lines, repair and refurbishment equipment and all other information technology equipment, in each case, relating to the transmission, storage or processing of data, owned or controlled by the Company or any of its Subsidiaries (“IT Assets”) (i) operate and perform, in all material respects, as required for the conduct of the Company’s and each of its Subsidiaries’ businesses, and have not materially malfunctioned or failed within the past three (3) years; and (ii) to the Knowledge of the Company, do not contain any open source code which has a Material Adverse Effect on the Company. The Company and each of its Subsidiaries takes reasonable actions, consistent with industry standards to which it has expressly committed to adhere, to protect the security of the IT Assets (and all third party and customer information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification, or corruption, such as: (A) the use of encryption technology and (B) the implementation of a security plan which (x) identifies, within a reasonably prompt period of time, material external risks to the security of the Company’s or its Subsidiaries’ confidential information or that of third parties or customers, and (y) implements, monitors and improves adequate and effective safeguards designed to control those risks. The Company has implemented reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a reasonable business continuity plan, in each case consistent with banking industry practices. To the Knowledge of the Company, no claims are pending or threatened in writing against the Company or any of its Subsidiaries alleging a violation of any the Company’s privacy rights or rights regarding the protection of personally identifiable information or other non-public information.
Section 3.25    Investments.
(a)    Section 3.25(a) of the Company Disclosure Schedules includes a complete and correct list and description as of August 31, 2025, of: (i) all investment and debt securities, mortgage-backed and related securities, marketable equity securities and securities purchased under agreements to resell that are owned by the Company or its Subsidiaries, other than, with respect to the Bank, in a fiduciary or agency capacity (the “Company Investment Securities”); and (ii) any such Company Investment Securities that are pledged as collateral to another Person. The Company and each Subsidiary has good and marketable title to all Company Investment Securities held by it, free and clear of any liens, mortgages, security interests, encumbrances or charges, except for Company Permitted Exceptions and except to the extent such Company Investment Securities are pledged in the Ordinary Course of Business to secure obligations of the Company or the Bank. The Company Investment Securities are valued on the books of the Company and the Bank in accordance with GAAP.
(b)    Except as may be imposed by applicable securities laws and restrictions that may exist for securities that are classified as “held to maturity,” none of the Company Investment Securities is subject to any restriction, whether contractual or statutory, that materially impairs the ability of the Company or any of its Subsidiaries to dispose of such investment at any time. With respect to all material repurchase agreements to which the Company or any of its Subsidiaries is a party, the Company or such Subsidiary of the Company, as the case may be, has a valid, perfected first lien or security interest in the securities or other collateral securing each such repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.
(c)    Neither the Company nor any of its Subsidiaries has sold or otherwise disposed of any Company Investment Securities in a transaction in which the acquiror of such Company Investment Securities or other Person has the right, either conditionally or absolutely, to require the Company or any of its Subsidiaries to repurchase or otherwise reacquire any such Company Investment Securities.
(d)    All Derivative Transactions, whether entered into for the account of the Company or any of its Subsidiaries or for the account of a customer of the Company or any of its Subsidiaries, were entered into in the Ordinary Course of Business and in accordance with prudent banking practice and applicable Legal Requirements of applicable Regulatory Authorities and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and each of its Subsidiaries, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. All of such Derivative Transactions are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity), and are in full force and effect. The Company and each of its Subsidiaries has duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, to the Knowledge of the Company, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.
Section 3.26    Fiduciary Accounts; Investment Management Activities. Each of the Company, the Bank and their respective Subsidiaries has properly administered all accounts for which it acts as fiduciary, including accounts for which it serves as trustee, agent, custodian or investment advisor, in accordance with the terms of the governing documents and applicable Legal Requirements. To the Knowledge of the Company, none of the Company, the Bank, nor any of their respective Subsidiaries or any of their directors, officers or employees has committed any breach of trust with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account in all material respects. To the Knowledge of the Company, none of the Company, the Bank, nor any of their Subsidiaries or the Company’s, the Bank’s or any of their Subsidiaries’ directors, officers or employees that is required to be registered, licensed or authorized as an investment adviser, a broker, dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Regulatory Authority is not so registered, licensed or authorized.
Section 3.27    Indemnification. To the Knowledge of the Company, no action or failure to take action by any present or former director, officer, employee or agent of the Company or any of its Subsidiaries has occurred which is expected to give rise to a claim by any such individual for indemnification from the Company or any of its Subsidiaries.
Section 3.28    Cybersecurity. (i) To the Knowledge of the Company, there has not been any security breach or other compromise relating to the Company’s or its Subsidiaries’ information technology and computer systems, networks, hardware, software, data and databases (including the data and information of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, “IT Systems and Data”); (ii) neither the Company nor any of its Subsidiaries has been notified of, and has no

Knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to their IT Systems and Data; and (iii) the Company and each of its Subsidiaries has implemented appropriate controls, policies, procedures and technological safeguards to maintain and protect the integrity, continuous operation, redundancy and security of their IT Systems and Data reasonably consistent with industry standards and practices, or as required by applicable regulatory standards. The Company and each of its Subsidiaries are in compliance in all material respects with all applicable Legal Requirements relating to the privacy and security of IT Systems and Data and to the reasonable protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification.
Section 3.29    Fairness Opinion. Prior to the Agreement Date, the Company Board shall have received the opinion of Piper Sandler (a copy of which will be provided to Acquiror after receipt thereof solely for information purposes) to the effect that, as of the date of such opinion and based upon and subject to the qualifications and assumptions set forth therein, the exchange ratio (as defined in such opinion) in the Merger is fair, from a financial point of view, to the holders of Company Capital Stock, and such opinion has not been withdrawn, revoked or modified.
Section 3.30    Full Disclosure. No representation or warranty by the Company in this Agreement and no statement contained in the Company Disclosure Schedules or any certificate or other document furnished or to be furnished to Acquiror pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading. To the Knowledge of the Company, there is no event or circumstance which the Company has not disclosed to Acquiror which would reasonably be expected to have a Material Adverse Effect on the Company.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF ACQUIROR
Except as disclosed (i) in the Acquiror Disclosure Schedules, or (ii) in any Acquiror SEC Report filed with or furnished to the SEC since December 31, 2022, and is publicly available at least five (5) Business Days prior to the Agreement Date and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (but disregarding risk factor disclosures contained under the heading “Risk Factors” or disclosure of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature) (the “Acquiror Previous Disclosure”), and except as may not be disclosed as a result of an applicable Legal Requirement, Acquiror hereby represents and warrants to the Company as follows:
Section 4.1    Acquiror Organization. Acquiror: (i) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Washington; (ii) is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing has not had, and is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Acquiror; (iii) is registered with the Federal Reserve as a bank holding company under the BHCA; and (iv) has full power and authority, corporate and otherwise, to operate as a bank holding company and to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The copies of the Acquiror Articles of Incorporation and Acquiror Bylaws and all amendments thereto set forth in the Acquiror SEC Reports are true, complete and correct, and in full force and effect as of the Agreement Date. Acquiror has no Subsidiaries other than the Subsidiaries listed on Exhibit 21.1 to Acquiror’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as filed with the SEC on February 27, 2025.
Section 4.2    Acquiror Subsidiary Organization. Acquiror Bank is a Washington state chartered bank duly organized, validly existing and in good standing under the laws of the state of Washington. Each Subsidiary of Acquiror is: (i) an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization; and (ii) is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing has not had, and is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Acquiror. Each Subsidiary of Acquiror has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The deposit accounts of Acquiror Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by applicable Legal Requirements, and all premiums and assessments required to be paid in connection therewith have been paid when due.
Section 4.3    Authorization; Enforceability. Acquiror has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the Contemplated Transactions have been duly and validly authorized by the Acquiror Board. The Acquiror Board has determined that the Merger and the Contemplated Transactions, on substantially the terms and conditions set forth in this Agreement, are in the best interests of Acquiror and its shareholders and, subject to the receipt of the Acquiror Shareholder Approval, this Agreement and the Contemplated Transactions hereby have been approved and authorized by all necessary corporate action of Acquiror on or prior to the Agreement Date. The Acquiror Board has directed or will direct the Merger, on substantially the terms and conditions set forth in this Agreement, be submitted to Acquiror’s shareholders for consideration at a duly held meeting of such shareholders and has resolved to recommend that Acquiror’s shareholders vote in favor of the adoption and approval of this Agreement and the Contemplated Transactions. The execution, delivery and performance of this Agreement by Acquiror, and the consummation by it of its obligations under this Agreement, have been authorized by all necessary corporate action on or prior to the Agreement Date, subject to the Acquiror Shareholder Approval, and, subject to the receipt of the Requisite Regulatory Approvals and assuming due authorization, execution, and delivery by the Company, this Agreement constitutes a legal, valid and binding obligation of Acquiror enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements relating to or affecting creditors’ rights generally and subject to general principles of equity, or by 12 U.S.C. Section 1818(b)(6)(D) (or any successor statute) and other applicable authority of any Regulatory Authority.
Section 4.4    No Conflict. Neither the execution nor delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (i) assuming receipt of the Acquiror Shareholder Approval, contravene, conflict with or result in a violation of any provision of the articles of incorporation, certificate of formation or charter (or similar organizational documents) or bylaws or operating agreement, each as in effect on the Agreement Date, or any currently effective resolution adopted by the board of directors, shareholders, manager or members of, Acquiror or any of its Subsidiaries; or (ii) assuming receipt of the Requisite Regulatory Approvals, contravene, conflict with or result in a violation of any Legal Requirement or any Order to which Acquiror or any of its Subsidiaries, or any of their respective assets that are owned or used by them, may be subject, except for any contravention, conflict or violation that is permissible by virtue of obtaining the Requisite Regulatory Approvals. Except for: (a) the filing of applications, filings, notices and waiver requests, as applicable, with the Federal Reserve, if applicable, and approval of such applications, filings, notices and waiver requests; (b) the filing of any required applications, filings or notices with the FDIC and approval of such applications, filings and notices; (c) the filing of any required applications, filings or notices with the WADFI and approval of such applications, filings and notices; (d) the filing with the SEC of the Proxy Statement in definitive form and of the Registration Statement and declaration of effectiveness of the Registration Statement; (e) the filing of the Articles of Merger with the Washington Secretary of State pursuant to the WBCA; and (f) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Acquiror Common Stock pursuant to this Agreement and the listing of additional shares of Acquiror Common Stock on the Nasdaq Global Stock; no consents or approvals of or filings or registrations with any court, administrative agency or commission or other Regulatory Authority or instrumentality are necessary in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.
Section 4.5    Acquiror Capitalization.
(a)    The authorized capital stock of Acquiror currently consists exclusively of: (i) 50,000,000 shares of Acquiror Common Stock, no par value per share, of which, as of June 30, 2025 (the “Acquiror Capitalization Date”), 33,953,194 shares were issued and outstanding, and no shares were held in the treasury of Acquiror; and (ii) 2,500,000 shares of Acquiror’s preferred stock, no par value per share (the “Acquiror Preferred Stock”), of which no shares were issued and outstanding as of the Acquiror Capitalization Date. Acquiror does not have outstanding any bonds, debentures, notes or other debt obligations having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the shareholders of Acquiror on any matter. All of the issued and outstanding shares of Acquiror Capital Stock have been, and those shares of Acquiror Common Stock to be issued pursuant to the Merger will be, duly authorized and validly issued and fully paid, nonassessable and free of preemptive rights. Acquiror’s securities are not listed, or quoted, for trading on any U.S. domestic or foreign securities exchange, other than the Nasdaq Global Stock Market and Acquiror satisfies in all material respects all of the continued listing criteria of the Nasdaq Global Stock Market. Acquiror has not received any notice of non-compliance or deficiency from the Nasdaq Capital Market that is outstanding or has not been cured as of the Agreement Date.
(b)    As of the Acquiror Capitalization Date, no shares of Acquiror Capital Stock were reserved for issuance except for: (i) 488,982 shares of Acquiror Common Stock reserved for issuance in connection with stock options, restricted stock units, or other equity awards under Acquiror Stock Plans; and (ii) 730,467 shares of Acquiror Common Stock reserved for issuance pursuant to future awards under Acquiror Stock Plans.

(c)    Other than awards under Acquiror Stock Plans that are outstanding as of the Agreement Date, no equity-based awards were outstanding as of the Acquiror Capitalization Date. Since the Acquiror Capitalization Date, other than pursuant to Acquiror Stock Plans that are outstanding as of the Agreement Date, through the Agreement Date, Acquiror has not: (i) issued or repurchased any shares of Acquiror Capital Stock or other equity securities of Acquiror, other than in connection with the exercise of Acquiror Equity Awards that were outstanding on the Acquiror Capitalization Date or settlement thereof, in each case in accordance with the terms of the relevant Acquiror Stock Plan; or (ii) issued or awarded any material options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of Acquiror Capital Stock or any other equity-based awards.
(d)    None of the shares of Acquiror Capital Stock were issued in violation of any federal or state securities laws or any other applicable Legal Requirement. As of the Agreement Date there are: (i) other than outstanding Acquiror Equity Awards, no outstanding subscriptions, Contracts, conversion privileges, options, warrants, calls or other rights obligating Acquiror or any of its Subsidiaries to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of Acquiror or any of its Subsidiaries; and (ii) other than Acquiror’s stock repurchase plan, no contractual obligations of Acquiror or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Acquiror Capital Stock or any equity security of Acquiror or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Acquiror or its Subsidiaries.
Section 4.6    Acquiror Subsidiary Capitalization. All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Acquiror are owned by Acquiror, directly or indirectly, free and clear of any material liens, pledges, charges, claims and security interests and similar encumbrances, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of Acquiror has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. No Subsidiary of Acquiror owns, or has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.
Section 4.7    Acquiror SEC Reports; Financial Statements and Reports; Regulatory Filings.
(a)    Acquiror has timely filed all Acquiror SEC Reports, except where the failure to file any Acquiror SEC Report, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror, and all such Acquiror SEC Reports complied as to form in all material respects, as of their respective filing dates and effective dates, as the case may be, with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the published rules and regulations of the SEC thereunder which are applicable to Acquiror. The Acquiror SEC Reports were prepared in accordance with applicable Legal Requirements in all material respects. As of their respective filing dates, none of the Acquiror SEC Reports contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the Agreement Date) is deemed to modify information as of an earlier date. As of the Agreement Date, there are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the Acquiror SEC Reports, and to the Knowledge of Acquiror, none of the Acquiror SEC Reports is the subject of ongoing SEC review or investigation. No Subsidiary of Acquiror is required to file with or furnish to the SEC any forms, reports or other documents. No Subsidiary of Acquiror is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.
(b)    The financial statements presented (or incorporated by reference) in the Acquiror SEC Reports (including the related notes, where applicable) have been prepared in conformity with GAAP, except in each case as indicated in such statements or the notes thereto, and comply in all material respects with all applicable Legal Requirements. Taken together, the financial statements presented in the Acquiror SEC Reports (collectively, the “Acquiror Financial Statements”) are complete and correct in all material respects and fairly and accurately present the respective financial position, assets, liabilities and results of operations of Acquiror and each of its Subsidiaries at the respective dates of and for the periods referred to in the Acquiror Financial Statements, subject to normal year-end audit adjustments in the case of unaudited Acquiror Financial Statements. As of the Agreement Date, Crowe LLP has not resigned (or informed Acquiror that it intends to resign) or been dismissed as independent registered public accountants of Acquiror.
(c)    Acquiror is in compliance in all material respects with all of the provisions of the Sarbanes-Oxley Act of 2002 that are applicable to it or any of its Subsidiaries. Acquiror maintains a system of “disclosure controls and procedures” as defined in Rule 13a-15 and 15d-15 under the Exchange Act. As of the Agreement Date, to the Knowledge of Acquiror, Acquiror’s “disclosure controls and procedures” were effective, in all material respects.
(d)    Acquiror has established and maintained a system of ICFR applicable to Acquiror and its consolidated Subsidiaries. Acquiror’s certifying officers have evaluated the effectiveness of Acquiror’s ICFR as of the end of the period covered by the most recently filed annual report on Form 10-K of Acquiror under the Exchange Act (the “Acquiror Evaluation Date”). Acquiror presented in such report the conclusions of the certifying officers about the effectiveness of Acquiror’s ICFR based on their evaluations as of the Acquiror Evaluation Date. Since the Acquiror Evaluation Date, there have been no changes in Acquiror’s ICFR that have materially affected, or are reasonably likely to materially affect, Acquiror’s ICFR. No executive officer of Acquiror has failed in any respect to make the certifications required of such executive officer under Section 302 or 906 of the Sarbanes-Oxley Act.
(e)    Acquiror and each of its Subsidiaries has filed all forms, reports and documents required to be filed since January 1, 2024, with all applicable banking authorities. Such forms, reports and documents: (i) complied as to form in all material respects with applicable Legal Requirements; and (ii) did not at the time they were filed, after giving effect to any amendment thereto filed prior to the Agreement Date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the Agreement Date) is deemed to modify information as of an earlier date.

(f)    To the Knowledge of Acquiror, there has not been any event or occurrence since January 1, 2024 that would result in a determination that Acquiror Bank is not an eligible depository institution as defined in 12 C.F.R. § 303.2(r).
Section 4.8    Books and Records. The books of account, minute books, stock record books and other records of Acquiror and each of its Subsidiaries are complete and correct in all material respects and have been maintained in accordance with Acquiror’s business practices and all applicable Legal Requirements, including the maintenance of an adequate system of internal controls required by such Legal Requirements. The minute books of Acquiror and each of its Subsidiaries fairly reflect the substance of events and transactions included therein.
Section 4.9    Taxes.
(a)    Acquiror and each of its Subsidiaries has duly and timely filed, or caused to be filed (taking into account all applicable extensions) all Tax Returns required to be filed by them, except for jurisdictions where neither Acquiror nor any of its Subsidiaries would have any material tax liability. All such Tax Returns were true, correct and complete in all material respects when filed. All Taxes of Acquiror and each of its Subsidiaries (whether or not shown on any Tax Return) have been paid, except such Taxes as are being contested in good faith and as to which adequate reserves have been provided.
(b)    There is no claim or assessment pending or, to the Knowledge of Acquiror, threatened against Acquiror or any of its Subsidiaries for any Taxes that they owe. No audit, examination or investigation related to Taxes paid or payable by Acquiror or any of its Subsidiaries is presently being conducted or, to the Knowledge of Acquiror, threatened in writing by any Taxing Authority. Neither Acquiror nor any of its Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax that is currently in effect.
(c)    To the Knowledge of Acquiror, neither Acquiror nor any of its Subsidiaries has engaged in any transaction that would materially affect the Tax liability for any Tax Returns not closed by applicable statute of limitations which is a “reportable transaction” or a “listed transaction”.
(d)    Acquiror and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party.
Section 4.10    Employee Benefits.
(a)    Neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions ((including in combination with any other event) will cause (i) a payment, forgiveness, vesting, increase or acceleration of benefits or benefit entitlements, or funding of benefits, under any Acquiror Benefit Plan or (ii) any other increase in the liabilities of Acquiror or any Subsidiary under any Acquiror Benefit Plan as a result of the Contemplated Transactions.
(b)    With respect to any Acquiror Benefit Plan that is a “multiple employer plan” (as described in Section 413(c) of the Code) or is provided by or through a professional employer organization, such Acquiror Benefit Plan complies in all respects with the requirements of the Code and ERISA and neither Acquiror nor any of Acquiror ERISA Affiliates has any liabilities other than the payment and/or remittance of premiums and/or required contributions on behalf of enrolled individuals. Neither Acquiror nor any of Acquiror ERISA Affiliates sponsors, maintains, administers or contributes to, or has ever sponsored, maintained, administered or contributed to, or has, has had or would reasonably be expected to have any liability with respect to any Acquiror Benefit Plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, or any tax-qualified “defined benefit plan” (as defined in Section 3(35) of ERISA).
(c)    Each Acquiror Benefit Plan that is intended to qualify under Section 401(a) and related provisions of the Code is the subject of a favorable determination letter, or, in the case of a volume submitter or prototype plan, an advisory or sponsor letter, from the IRS to the effect that it is so qualified under the Code and that its related funding instrument is tax exempt under Section 501 of the Code (or Acquiror and each of its Subsidiaries are otherwise relying on an opinion letter issued to the prototype sponsor), and, to the Knowledge of Acquiror, there are no facts or circumstances that would adversely affect the qualified status of any Acquiror Benefit Plan or the tax-exempt status of any related trust.
(d)    Each Acquiror Benefit Plan is and has been administered in all material respects in compliance with its terms and with all applicable Legal Requirements.
(e)    Other than routine claims for benefits made in the Ordinary Course of Business, there is no litigation, claim or assessment pending or, to the Knowledge of Acquiror, threatened by, on behalf of, or against any Acquiror Benefit Plan or against the administrators or trustees or other fiduciaries of any Acquiror Benefit Plan that alleges a violation of applicable state or federal law or violation of any Acquiror Benefit Plan document or related agreement.
(f)    To the Knowledge of Acquiror, no Acquiror Benefit Plan fiduciary has, or has had, any liability to any Acquiror Benefit Plan participant, beneficiary or any other Person under any provisions of ERISA or any other applicable Legal Requirement by reason of any action or failure to act in connection with any Acquiror Benefit Plan, including any liability by any reason of any payment of, or failure to pay, benefits or any other amounts or by reason of any credit or failure to give credit for any benefits or rights. No disqualified person (as defined in Section 4975(e)(2) of the Code) of any Acquiror Benefit Plan has engaged in any nonexempt prohibited transaction (as described in Section 4975(c) of the Code or ERISA Section 406).
(g)    All accrued contributions and other payments to be made by Acquiror or any Subsidiary to any Acquiror Benefit Plan (i) through the Agreement Date have been made or reserves adequate for such purposes will have been set aside therefore and reflected in the Acquiror Financial Statements and (ii) through the Closing Date will have been made or reserves adequate for such purposes will have been set aside therefore and reflected in the Acquiror Financial Statements.
(h)    No condition exists as a result of which Acquiror or any Subsidiary would have any material liability, whether absolute or contingent, under any Acquiror Benefit Plan with respect to any misclassification of a Person performing services for Acquiror or any Subsidiary as an independent contractor rather than as an employee. All individuals participating in Acquiror Benefit Plans are in fact eligible and authorized to participate in such Acquiror Benefit Plan in all material respects.

(i)    Neither Acquiror nor any of any of its Subsidiaries has any material liabilities for employee benefits to employees or former employees that are not reflected in the Acquiror Benefit Plans.
Section 4.11    Compliance with Legal Requirements. Acquiror and each of its Subsidiaries holds all material licenses, certificates, permits, franchises and rights from all appropriate Regulatory Authorities necessary for the conduct of their respective businesses as presently conducted. Acquiror and each of its Subsidiaries is, and at all times since January 1, 2024, has been, in compliance in all material respects with each Legal Requirement that is or was applicable to it or to the conduct or operation of its respective businesses or the ownership or use of any of its respective assets. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Acquiror, neither Acquiror nor any of its Subsidiaries has received, at any time since January 1, 2024, any notice or other communication (whether oral or written) from any Regulatory Authority or any other Person regarding: (i) any actual, alleged, possible or potential violation of, or failure to comply with, any Legal Requirement; or (ii) any actual, alleged, possible or potential obligation on the part of Acquiror or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement.
Section 4.12    Legal Proceedings; Orders.
(a)    Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Acquiror, neither Acquiror nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of Acquiror, threatened, Proceedings against Acquiror or any of its Subsidiaries. There is no Order imposed on Acquiror or any of its Subsidiaries that would reasonably be expected to be material to Acquiror and each of its Subsidiaries taken as a whole. No officer, director, employee or agent of Acquiror or any of its Subsidiaries is subject to any Order that prohibits such officer, director, employee or agent from engaging in or continuing any conduct, activity or practice relating to the businesses of Acquiror or any of its Subsidiaries as currently conducted.
(b)    Neither Acquiror nor any of its Subsidiaries: (i) is subject to any cease and desist or other Order or enforcement action issued by; (ii) is a party to any written agreement, consent agreement or memorandum of understanding with; (iii) is a party to any commitment letter or similar undertaking to; (iv) is subject to any Order or directive by; (v) is subject to any supervisory letter from; (vi) has been ordered to pay any civil money penalty, which has not been paid, by; or (vii) has adopted any policies, procedures or board resolutions at the request of, any Regulatory Authority that currently restricts in any material respect the conduct of its business, in any manner relates to its capital adequacy, restricts its ability to pay dividends or interest or limits in any material manner its credit or risk management policies, its management or its business. To the Knowledge of Acquiror, since January 1, 2024, none of the foregoing has been threatened by any Regulatory Authority.
Section 4.13    Absence of Certain Changes and Events. Since December 31, 2024:
(a)    Acquiror and each of its Subsidiaries has conducted their respective businesses only in the Ordinary Course of Business; and
(b)    No Material Adverse Effect with respect to Acquiror has occurred.

Section 4.14    No Defaults. To the Knowledge of Acquiror, each Acquiror Material Contract is in full force and effect and is valid and enforceable against Acquiror, and against such other party to such Acquiror Material Contract, in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity. To the Knowledge of Acquiror, no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with or result in a material violation or breach of, or give Acquiror, any of its Subsidiaries or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Acquiror Material Contract. Neither Acquiror nor any of its Subsidiaries has given to or received from any other Person, at any time since January 1, 2022, any notice or other communication (whether oral or written) regarding any actual, alleged, possible or potential violation or breach of, or default under, any Acquiror Material Contract, that has not been terminated or satisfied prior to the Agreement Date. Other than in the Ordinary Course of Business, there are no renegotiations of, attempts to renegotiate or outstanding rights to renegotiate, any material amounts paid or payable to Acquiror or any of its Subsidiaries under current or completed Acquiror Material Contracts with any Person, and no such Person has made written demand for such renegotiation.
Section 4.15    Compliance with Environmental Laws. Except as would not reasonably be expected to have a Material Adverse Effect on Acquiror, Acquiror and its Subsidiaries are in compliance, and have complied, with all Environmental Laws. There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the Knowledge of Acquiror, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that would reasonably be expected to result in the imposition, on Acquiror or any of its Subsidiaries of any material liability or obligation arising under any Environmental Law, pending or, to the Knowledge of Acquiror, threatened against Acquiror or any of its Subsidiaries. To the Knowledge of Acquiror, there is no reasonable basis for any such proceeding, claim, action or governmental investigation. Neither Acquiror nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with Regulatory Authority or third party imposing any liability or obligation with respect to the foregoing.
Section 4.16    Transactions with Affiliates. Since January 1, 2024, all transactions required to be disclosed by Acquiror pursuant to Item 404 of Regulation S-K have been disclosed in the Acquiror SEC Reports. No transaction, or series of related transactions, is currently proposed by Acquiror or any of its Subsidiaries or, to the Knowledge of Acquiror, by any other Person, to which Acquiror or any of its Subsidiaries would be a participant that would be required to be disclosed under Item 404 of Regulation S-K if consummated.
Section 4.17    Investments. Acquiror and each Subsidiary has good and marketable title to all investment and debt securities, mortgage-backed and related securities, marketable equity securities and securities purchased under agreements to resell that are owned by Acquiror or its Subsidiaries, other than, with respect to Acquiror Bank, in a fiduciary or agency capacity (the “Acquiror Investment Securities”) held by it, free and clear of any liens, mortgages, security interests, encumbrances or charges, except for (i) as noted in the most recent Acquiror Financial Statements or incurred in the Ordinary Course of Business since the date of the most recent Acquiror Financial Statements; (ii) statutory liens for Taxes not yet delinquent or being contested in good faith by appropriate Proceedings and for which appropriate reserves have been established and reflected in the Acquiror Financial Statements; (iii) pledges or liens required to be granted in connection with the acceptance of government deposits, granted in connection with repurchase or reverse repurchase agreements, securing any discount with, borrowing from, or obligations to any Federal Reserve Bank or Federal Home Loan Bank, interbank credit facilities or any transaction by Acquiror Bank acting in a fiduciary capacity or otherwise incurred in the Ordinary Course of Business; (iv) easements, rights of way and other similar encumbrances that do not materially adversely affect the present use of the properties or assets subject thereto or affected thereby or otherwise materially impair the present business operations at such properties; (v) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purposes for which they are held as of the Agreement Date; (vi) liens or deposits in connection with worker’s compensation, unemployment insurance, social security or other insurance; (vii) inchoate mechanic’s and materialmen’s liens for construction in progress and workmen’s, repairmen’s, warehousemen’s and carrier’s liens arising in the Ordinary Course of Business of Acquiror or Acquiror Bank; (viii) liens existing on any asset of any Person at the time such Person is acquired by or is combined with Acquiror or any of Acquiror’s Subsidiaries, provided the lien was not created in contemplation of that event, and, provided further, that the lien does not materially impact the use or the value of the subject property or asset; (ix) liens on property required by Regulation W promulgated by the Federal Reserve; and (x) liens incidental to the conduct of business or ownership of property of Acquiror or any of its Subsidiaries which do not in the aggregate materially detract from the value of the property or materially impair the use thereof as of the Agreement Date and except to the extent such Acquiror Investment Securities are pledged in the Ordinary Course of Business to secure obligations of Acquiror or Acquiror Bank. The Acquiror Investment Securities are valued on the books of Acquiror and Acquiror Bank in accordance with GAAP.
Section 4.18    Insurance. Acquiror maintains insurance for the benefit of Acquiror and any applicable Subsidiary in amounts deemed adequate by Acquiror’s and each such Subsidiary’s respective management against risks customarily insured against. No written notice has been received of the cancellation, or threatened or proposed cancellation, of any such policy and there are no unpaid premiums due thereon. Neither Acquiror nor any of its Subsidiaries is in default with respect to the material provisions of any such policy or has failed to give any notice or present any known claim thereunder in a due and timely fashion.
Section 4.19    Cybersecurity. (i) To the Knowledge of Acquiror, there has not been any security breach or other compromise relating to Acquiror’s or its Subsidiaries’ IT Systems and Data; (ii) neither Acquiror nor any of its Subsidiaries has been notified of, and has no Knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to their IT Systems and Data; and (iii) Acquiror and each of its Subsidiaries has implemented appropriate controls, policies, procedures and technological safeguards to maintain and protect the integrity, continuous operation, redundancy and security of their IT Systems and Data reasonably consistent with industry standards and practices, or as required by applicable regulatory standards. Acquiror and each of its Subsidiaries are in compliance in all material respects with all applicable Legal Requirements relating to the privacy and security of IT Systems and Data and to the reasonable protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification.
Section 4.20    Brokerage Commissions. Except for fees payable to D.A. Davidson & Co. (“D.A. Davidson”) pursuant to an engagement letter that has been delivered or made available to the

Company, none of Acquiror or its Subsidiaries, or any of their respective Representatives, has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.
Section 4.21    Approval Delays. To the Knowledge of Acquiror, there is no reason why the granting of any of the Requisite Regulatory Approvals would be denied. Acquiror Bank’s most recent CRA rating was “satisfactory” or better, and Acquiror does not reasonably anticipate any adverse change to this rating in the next twelve (12) months.
Section 4.22    Fairness Opinion. Prior to the Agreement Date, the Acquiror Board shall have received the opinion of D.A. Davidson (a copy of which will be provided to the Company after receipt thereof solely for information purposes) to the effect that, as of the date of such opinion and based upon and subject to the qualifications and assumptions set forth therein, the merger consideration (as defined in such opinion) in the Merger is fair, from a financial point of view, to Acquiror, and such opinion has not been withdrawn, revoked or modified.
Section 4.23    Full Disclosure. No representation or warranty by Acquiror in this Agreement and no statement contained in the Acquiror Disclosure Schedules or any certificate or other document furnished or to be furnished to the Company pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading. To the Knowledge of Acquiror, there is no event or circumstance which Acquiror has not disclosed to the Company which would reasonably be expected to have a Material Adverse Effect on Acquiror.
ARTICLE 5
THE COMPANY’S COVENANTS
Section 5.1    Access and Investigation.
(a)    Subject to any applicable Legal Requirement, Acquiror and its Representatives shall, at all times during normal business hours and with reasonable advance notice, have such reasonable access to the facilities, operations, records and properties of the Company and each of its Subsidiaries in accordance with the provisions of this Section 5.1(a) as shall be necessary for the purpose of determining the Company’s continued compliance with the terms and conditions of this Agreement and preparing for the integration of the Company and Acquiror following the Effective Time. Acquiror and its Representatives may, during such period, make or cause to be made such reasonable investigation of the operations, records and properties of the Company and each of its Subsidiaries and of their respective financial and legal conditions as Acquiror shall deem necessary or advisable to familiarize itself with such records, properties and other matters; provided, however, that such access or investigation shall not materially interfere with the normal operations of the Company or any of its Subsidiaries. Upon request, the Company and each of its Subsidiaries will furnish Acquiror or its Representatives attorneys’ responses to auditors’ requests for information regarding the Company or such Subsidiary, as the case may be, and such financial and operating data and other information reasonably requested by Acquiror (provided, such disclosure would not result in the waiver by the Company or any of its Subsidiaries of any claim of attorney-client privilege). No investigation by Acquiror or any of its Representatives shall affect the representations and warranties made by the Company in this Agreement. This Section 5.1(a) shall not require the disclosure of any information to Acquiror the disclosure of which, in the Company’s reasonable judgment: (i) would be prohibited by any applicable Legal Requirement; (ii) would result in the breach of any agreement with any third party in effect on the Agreement Date; or (iii) relate to pending or threatened litigation or investigations, if disclosure might affect the confidential nature of, or any privilege relating to, the matters being discussed. If any of the restrictions in the preceding sentence shall apply, the Company and Acquiror will cooperate in good faith to make appropriate alternative disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with any applicable Legal Requirement.
(b)    From the Agreement Date until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company shall promptly furnish to Acquiror: (i) a copy of each report, schedule and other document filed, furnished or received by it during such period pursuant to the requirements of federal and state banking laws or federal or state securities laws; and (ii) a copy of each report filed by it or any of its Subsidiaries with any Regulatory Authority, in each case other than such documents, or portions thereof, relating to confidential supervisory or examination materials or the disclosure of which would violate any applicable Legal Requirement.
(c)    The Company shall provide, and cause each of its Subsidiaries to provide, to Acquiror all information provided to the directors on all such boards or members of such committees in connection with all meetings of the board of directors and committees of the board of directors of the Company or otherwise provided to the directors or members, and to provide any other financial reports or other analysis prepared for senior management of the Company or its Subsidiaries, in each case other than such documents, or portions thereof: (i) relating to confidential supervisory or examination materials; (ii) the disclosure of which would violate any applicable Legal Requirement; (iii) the disclosure of which would, in the reasonable judgment of the Company’s outside counsel, result in the waiver of the attorney-client privilege; (iv) related to an Acquisition Proposal (disclosure of which shall be governed solely by Section 5.8); or (v) related to the Contemplated Transactions.
(d)    All information obtained by Acquiror in accordance with this Section 5.1 shall be treated in confidence as provided in that certain Confidentiality Agreement, dated March 17, 2025, between the Company and Acquiror (as amended, the “Confidentiality Agreement”).
Section 5.2    Operation of the Company and its Subsidiaries.
(a)    Except as expressly contemplated by or permitted by this Agreement, as described in Section 5.2(b) of the Company Disclosure Schedules, as required by applicable Legal Requirements, or with the prior written consent of Acquiror, which shall not be unreasonably withheld, conditioned or delayed, during the period from the Agreement Date to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, the Company shall, and shall cause each of its Subsidiaries to: (i) conduct its business in the Ordinary Course of Business; (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships; and (iii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of the Company or Acquiror to obtain any of the Requisite Regulatory Approvals, to perform its covenants and agreements under this Agreement or to consummate the Contemplated Transactions.

(b)    Except as set forth in the applicable subsection of Section 5.2(b) of the Company Disclosure Schedules, as expressly contemplated by or permitted by this Agreement, as required by applicable Legal Requirements, or with the prior written consent of Acquiror, which shall not be unreasonably withheld, conditioned or delayed, during the period from the Agreement Date to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, the Company will not, and will cause each of its Subsidiaries not to:
(i)    Other than pursuant to the terms of any Contract to which the Company is a party that is outstanding on the Agreement Date: (A) change its authorized capital stock, issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of Company Capital Stock or any security convertible into Company Capital Stock; (B) permit any additional shares of Company Capital Stock to become subject to new grants, including issuances under Company Benefit Plans; or (C) grant any registration rights with respect to shares of Company Capital Stock;
(ii)    Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of Company Capital Stock, other than: (A) dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries; (B) dividends contemplated by this Agreement; and (C) quarterly dividends in the amount of $3.50 per share to the holders of Company Capital Stock made in the Ordinary Course of Business (the “Company Quarterly Dividend”); provided, however that during the fiscal quarter in which the Closing Date occurs, the Company Quarterly Dividend shall not be paid by the Company if payment of such Company Quarterly Dividend would result in the shareholders of the Company receiving more than one quarterly dividend from the Company and Acquiror during such fiscal quarter. Each of the Company and Acquiror shall coordinate with the other regarding the declaration of any dividends in respect of Company Capital Stock and Acquiror Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Company Capital Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Company Capital Stock and any shares of Acquiror Common Stock any such holder receives in exchange therefor in connection with the Merger;
(iii)    Directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of Company Capital Stock;
(iv)    Amend the Company Articles of Incorporation or the Company Bylaws, or the articles of incorporation (or similar organizational documents) or bylaws of any of its Subsidiaries;
(v)    Amend the terms of, waive any rights under, terminate (other than at its stated expiration date), violate the terms of or enter into: (A) any Company Material Contract; (B) any material restriction on the ability of the Company or its Subsidiaries to conduct its business as it is presently being conducted; or (C) any Contract or other binding obligation relating to any class of Company Capital Stock or rights associated therewith or any outstanding instrument of indebtedness;

(vi)    Enter into loan or lease transactions not in accordance with, or consistent with, past practices of the Bank or that are on terms and conditions that, to the Knowledge of the Company, are materially more favorable than those available to the borrower from competitive sources in arm’s-length transactions;
(vii)    Make, renew, modify or extend any secured Loan or extension of credit in excess of $6,000,000; (B) make, renew, modify or extend any unsecured Loan or extension of credit in excess of $500,000; (C) enter into any new non-real estate SBA credit or Company Loan greater than $500,000; (D) make, renew, modify or extend any Loan or extension of credit that would result in the Bank’s aggregate direct or indirect exposure to the borrowing relationship exceeding $10,000,000; (E) make, renew, modify or extend any solar equipment lease; or (F) other than incident to a reasonable loan restructuring, extend additional credit to any Person and any director or officer of, or any owner of a material interest in, such Person (any of the foregoing with respect to a Person being referred to as a “Borrowing Affiliate”) if such Person or such Borrowing Affiliate is the obligor under any indebtedness to the Company or any of its Subsidiaries which constitutes a nonperforming loan or against any part of such indebtedness the Company or any of its Subsidiaries has established loss reserves or any part of which has been charged-off by the Company or any of its Subsidiaries;
(viii)    Enter into any new Company Loan in an amount that exceeds the Bank’s legal lending limit;
(ix)    Permit the total amount of non-owner occupied commercial real estate, construction and land development and multifamily Company Loans to exceed $560.0 million;
(x)    Purchase or sell any loan participations or whole loans;
(xi)    Commit to make, renew, extend the term of or increase the amount of any Company Loan to any Person if such Company Loan or any other Company Loan to such Person or an Affiliate of such Person is on the “watch list” or similar internal report of the Bank, or has been classified by the Bank or a Regulatory Authority as “substandard,” “doubtful,” “loss,” or “other loans specially mentioned” or listed as a “potential problem loan;”
(xii)    Fail to maintain an allowance for credit losses which is not adequate in all material respects under the requirements of GAAP to provide for possible losses, net of recoveries relating to Company Loans previously charged off, on Company Loans and leases outstanding (including accrued interest receivable);
(xiii)    Reduce the allowance for credit losses through a negative provision for credit losses unless required to do so by any Regulatory Authority or in accordance with GAAP as required by the Company’s auditors;
(xiv)    Fail to: (A) charge-off any Company Loans or leases that would be deemed uncollectible in accordance with GAAP or any applicable Legal Requirement; or

(B) place on non-accrual any Company Loans or leases that are past due greater than ninety (90) days;
(xv)    Sell, transfer, mortgage, encumber, license, let lapse, cancel, abandon or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except for sales, transfers, mortgages, encumbrances, licenses, lapses, cancellations, abandonments or other dispositions or discontinuances (A) in the Ordinary Course of Business, including SBA and United States Department of Agriculture loans originated by the Company; or (B) of obsolete or unused equipment, fixtures or assets and in a transaction that, together with other such transactions, is not material to the Company and each of its Subsidiaries, taken as a whole;
(xvi)    Acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course of Business), or contract to acquire, all or any portion of the assets, business, deposits or properties of any other entity except in the Ordinary Course of Business;
(xvii)    Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements;
(xviii)    Except as permitted by this Agreement or as required by any applicable Legal Requirement or the terms of any Company Benefit Plan existing as of the Agreement Date: (A) increase in any manner the compensation or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of the Company or its Subsidiaries (collectively, the “Company Employees”), other than increases in the Ordinary Course of Business; (B) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation, severance, pension, consulting, non-competition, change in control, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any Company Employee (or newly hired employees), director or shareholder; (C) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Company Benefit Plans; (D) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan; or (E) materially change any actuarial assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by applicable Legal Requirements to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or any applicable Legal Requirement;
(xix)    Incur or guarantee any indebtedness for borrowed money, including any increase in outstanding indebtedness, other than overnight borrowings in the Ordinary Course of Business;

(xx)    Enter into any new line of business or materially change its deposit, lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable Legal Requirements or requested by any Regulatory Authority;
(xxi)    Materially change its deposits or increase rates paid on deposits, other than in the Ordinary Course of Business;
(xxii)    (A) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices; (B) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk; or (C) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.
(xxiii)    Settle any action, suit, claim or Proceeding against it or any of its Subsidiaries, except for an action, suit, claim or Proceeding that is settled in an amount and for consideration not in excess of $100,000 and that would not: (A) impose any material restriction on the business of the Company or its Subsidiaries; or (B) create precedent for claims that is reasonably likely to be material to it or its Subsidiaries;
(xxiv)    Permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch or other facility of the Company or any of its Subsidiaries, or make any application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;
(xxv)    Make or commit to make, any capital expenditures in excess of $50,000 individually or $250,000 in the aggregate, except for emergency repairs or replacements;
(xxvi)    Make any charitable or similar contributions, except as set forth on Section 5.2(b)(xxvi) of the Company Disclosure Schedules;
(xxvii)    Make or change any Tax elections, change or consent to any change in it or its Subsidiaries’ method of accounting for Tax purposes (except as required by a change in GAAP or applicable Tax law), take any position on any material Tax Return filed on or after the Agreement Date, settle or compromise any Tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to an amount of Taxes, surrender any right to claim a refund for a material amount of Taxes, file any amended Tax Return or take any other similar action with respect to Taxes outside the Ordinary Course of Business;
(xxviii)    Hire, terminate (other than for cause) or promote any employee with an annual salary or an independent contractor with annual compensation opportunities in excess of $75,000; provided, however, that Acquiror shall not enforce or attempt to enforce its rights pursuant to this Section 5.2(b)(xxviii) to exercise “prior control” (as defined in Section 2(a)(2) of the BHCA) over the management or policies of the Company or the Bank; and provided, further, that the Company will deliver a monthly report to Acquiror promptly following the end of each calendar month during the period from the Agreement Date to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms listing all employees or independent contractors with annual compensation opportunities not in excess of $75,000 that have been hired, terminated or promoted during the applicable calendar month;
(xxix)    Purchase, sell, transfer or pledge (except, in the case of pledges, for Company Permitted Exceptions) any Company Investment Securities;
(xxx)    Purchase or acquire any investments, direct or indirect, in any derivative securities, financial futures or commodities or enter into any interest rate swap, floors and option agreements, or other similar interest rate management agreements;
(xxxi)    Enter into, terminate or extend any joint venture or similar agreement pursuant to any Contract or any similar transaction;
(xxxii)    Except for the Contemplated Transactions, merge or consolidate with or into any other Person, or acquire any stock, equity interest or business of any other Person; or
(xxxiii)    Agree to take, make any commitment to take, or adopt any resolutions of the Company Board, or to allow the board of directors of any of the Company’s Subsidiaries to take or adopt any resolutions of such board of directors of such Subsidiary, in support of, any of the actions prohibited by this Section 5.2(b).
(c)    For purposes of Section 5.2(b)(vii), Section 5.2(b)(ix), Section 5.2(b)(x) and Section 5.2(b)(xvi), Acquiror’s consent shall be deemed to have been given if the Company has made a written request to the Chief Credit Officer or Regional Credit Officer of Acquiror for permission to take any action otherwise prohibited by such section, and has provided Acquiror with information sufficient for Acquiror to make an informed decision with respect to such request, and Acquiror has consented in writing or failed to respond to such request within two (2) Business Days after Acquiror’s receipt of such request.
(d)    For purposes of Section 5.2(b)(xxix), Acquiror’s consent shall be deemed to have been given if the Company has made a written request to the Chief Financial Officer of Acquiror for permission to take any action otherwise prohibited by such section, and has provided Acquiror with information sufficient for Acquiror to make an informed decision with respect to such request, and Acquiror has consented in writing or failed to respond to such request within two (2) Business Days after Acquiror’s receipt of such request.
Section 5.3    Notice of Changes. The Company will give prompt notice to Acquiror of any fact, event or circumstance known to it that: (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in a Material Adverse Effect on the Company; or (ii) would cause or constitute a material breach of any of the Company’s representations, warranties, covenants or agreements contained herein that reasonably would be expected to give rise, individually or in the aggregate, to the failure of a condition in ARTICLE 8.

Section 5.4    Company Shareholders’ Meeting. Subject to the other provisions of this Agreement and unless there has been a Company Adverse Recommendation, the Company shall, as promptly as reasonably practicable after the date the Registration Statement is declared effective, but in any event within sixty (60) days thereafter, take all action necessary, including as required by and in accordance with the WBCA, Company Articles of Incorporation and Company Bylaws to duly call, give notice of, convene and hold a meeting of its shareholders (including any adjournment or postponement, the “Company Shareholders’ Meeting”) for the purpose of obtaining the Company Shareholder Approval. The Company and Company Board will use their commercially reasonable efforts to obtain from its shareholders the votes in favor of the adoption of this Agreement required by the WBCA, including by recommending that its shareholders vote in favor of this Agreement, and the Company and Company Board will not withhold, withdraw, qualify or adversely modify (or publicly propose or resolve to withhold, withdraw, qualify or adversely modify) the Company Board’s recommendation to the Company’s shareholders that the Company’s shareholders vote in favor of the adoption and approval of this Agreement and the Contemplated Transactions, including the Merger (a “Company Adverse Recommendation”). However, if, prior to the time the Company Shareholder Approval is obtained, the Company Board, after consultation with outside counsel, determines in good faith it is reasonably likely that to, or to continue to, recommend this Agreement to its shareholders would result in a violation of its fiduciary duties under applicable Legal Requirements, then the Company Board may make a Company Adverse Recommendation or publicly propose or resolve to make a Company Adverse Recommendation.
Section 5.5    Information Provided to Acquiror. The Company agrees that the information concerning the Company or any of its Subsidiaries that is provided or to be provided by the Company to Acquiror for inclusion or that is included in the Registration Statement or Proxy Statement and any other documents to be filed with any Regulatory Authority in connection with the Contemplated Transactions will: (i) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (ii) in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Company Shareholders’ Meeting, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Proxy Statement shall be mailed. Notwithstanding the foregoing, the Company shall have no responsibility for the truth or accuracy of any information with respect to Acquiror or any of its Subsidiaries or any of their Affiliates contained in the Registration Statement, the Proxy Statement or in any document submitted to, or other communication with, any Regulatory Authority.
Section 5.6    Operating Functions. The Company and the Bank shall cooperate with Acquiror and Acquiror Bank in connection with planning for the efficient and orderly combination of the parties and the operations of the Bank and Acquiror Bank, and in preparing for the consolidation of the banks’ appropriate operating functions to be effective at the Effective Time or such later date as the parties may mutually agree; including, to the extent necessary, by providing notices and other documentation to all insurance carriers, which will confirm to such carriers that Acquiror is the owner of all insurance accounts after the Effective Time and that Acquiror is the agent of record for all policies relating to such insurance accounts after the Effective Time.

Section 5.7    Company Benefit Plans.
(a)    At the written request of Acquiror at least fifteen (15) days prior to the Closing Date, the Company will take, or cause the Bank to take, all appropriate action to amend or terminate, prior to the Effective Time, any Company Benefit Plan (other than any Company Benefit Plan that is a salary continuation agreement or supplemental retirement agreement that the Bank is party to as of the date of this Agreement and has been disclosed to Acquiror in Section 3.12(a) of the Company Disclosure Schedules) and pay all amounts owing pursuant to such plans at, or prior to, Closing through the Company’s or the Bank’s payroll; provided, however, that no action taken by the Company or the Bank with respect to the termination of a Company Benefit Plan shall be required to be irrevocable until one day prior to the Effective Time.
(b)    Prior to the Effective Time, the Company shall accrue the costs associated with any payments due under any Company Benefit Plan, including without limitation any change of control or severance agreements, or other similar arrangements, consistent with GAAP.
(c)    The Company shall take all appropriate action to terminate the Kitsap Bank 401(k) Profit Sharing Plan and any other Company Benefit Plan which provides for a “cash or deferred arrangement” pursuant to Section 401(k) of the Code (each, a “401(k) Plan”) as of at least one day prior to the Closing Date; provided, however, that Acquiror agrees that nothing in this Section 5.7(c) will require the Company to cause the final dissolution and liquidation of any such plan prior to the Closing Date. The Company shall provide Acquiror with evidence that each 401(k) Plan has been terminated and provide copies of the appropriate resolutions terminating each 401(k) Plan (the form and substance of which shall be subject to review and approval by Acquiror, which will not be unreasonably withheld, conditioned or delayed) not later than three (3) days prior to the Effective Time. The accounts of all participants and beneficiaries in each 401(k) Plan shall become fully vested upon termination of the respective 401(k) Plan.
(d)    Prior to the Closing Date, the Company shall take, or cause the Bank to take, all necessary actions to terminate the Company Benefit Plans set forth on Section 5.7(d) of the Company Disclosure Schedules (collectively, the “Deferred Compensation Plans”) prior to the Effective Time in accordance with Treasury Regulation 1.409A-3(j)(4)(ix) and to distribute all amounts deferred under the Deferred Compensation Plans at, or prior to, Closing through the Company’s or the Bank’s payroll. Section 5.7(d) of the Company Disclosure Schedules shall also set forth, on a plan-by-plan basis, the amounts that will be distributed under the Deferred Compensation Plans as the result of their termination (collectively, the “Deferred Compensation Cash Out Payments”). The Company and/or the Bank shall, in exchange for any Deferred Compensation Plan Cash Out Payment paid to any participant under any Deferred Compensation Plan, obtain from any such participant an acknowledgement that such Deferred Compensation Cash Out Payment is all that is owing to participant under the Deferred Compensation Plan and that neither the Company nor the Bank bear any responsibility for any tax consequences related thereto. The Company shall provide Acquiror with: (i) evidence that the Deferred Compensation Plans have been terminated and all amounts deferred thereunder have been distributed; (ii) copies of the appropriate resolutions terminating the Deferred Compensation Plans and approving the distribution of the amounts deferred thereunder (the form and substance of which shall be subject to review and approval by Acquiror, which will not be unreasonably withheld, conditioned or delayed); and (iii) copies of the acknowledgments obtained from each Deferred Compensation Plan participant receiving a Deferred

Compensation Cash Out Payment, in each case, not later than three (3) days prior to the Effective Time.
(e)    Any director of the Company or the Bank who receives any compensation in connection with the Closing shall, as a condition to the receipt of such compensation, execute, deliver to the Company or the Bank (or any successor thereto) and not revoke a general release of claims in favor of the Company and the Bank (and any successor thereto) in a form and substance reasonably acceptable to Acquiror.
Section 5.8    Acquisition Proposals.
(a)The Company will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the Agreement Date with any Persons other than Acquiror with respect to any Acquisition Proposal. The Company will within two (2) Business Days advise Acquiror following receipt of any Acquisition Proposal (including any material revision or resubmission of a previous proposal) and the substance thereof (including the identity of the Person making such Acquisition Proposal), and will keep Acquiror apprised of any related developments, discussions and negotiations (including the material terms and conditions of the Acquisition Proposal) on a reasonably current basis.
(b)The Company agrees that it will not, and will not authorize or permit its respective Subsidiaries and its and each of its Subsidiaries’ officers, directors, agents, advisors and controlled Affiliates to, initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any Person relating to, any Acquisition Proposal (other than contacting a Person for the sole purpose of seeking clarification of the terms and conditions of such Acquisition Proposal); provided, that, in the event the Company receives an unsolicited bona fide Acquisition Proposal from a Person other than Acquiror after the Agreement Date, and the Company Board concludes in good faith that such Acquisition Proposal constitutes a Superior Proposal or would reasonably be likely to result in a Superior Proposal and, after considering the advice of outside counsel, that failure to take such actions would be reasonably likely to result in a violation of the directors’ fiduciary duties under applicable Legal Requirements, the Company may: (i) furnish information with respect to it to such Person making such Acquisition Proposal pursuant to a customary confidentiality agreement (subject to the requirement that any such information not previously provided to Acquiror shall be promptly furnished to Acquiror); (ii) participate in discussions or negotiations regarding such Acquisition Proposal; and (iii) terminate this Agreement in order to concurrently enter into an agreement with respect to such Acquisition Proposal, subject to Section 10.3; provided, however, that the Company may not terminate this Agreement pursuant to this Section 5.8 unless and until (A) five (5) Business Days have elapsed following the delivery to Acquiror of a written notice of such determination by the Company Board and, during such five (5) Business Day period, to the extent that Acquiror so requests, the Company and Acquiror cooperate with one another with the intent of enabling the parties to engage in good faith negotiations so that the Contemplated Transactions may be completed; and (B) at the end of such five (5) Business Day period, the Company continues, in good faith and after consultation with outside legal counsel and financial advisor, to believe that a Superior Proposal continues to exist.

Section 5.9    Transition and Separation Agreements. Following Agreement Date, the Company and Acquiror shall cooperate in good faith to enter into Transition and Separation Agreements in substantially the form attached hereto as Exhibit G (the “Transition and Separation Agreements”) with certain employees of the Company and the Bank as mutually agreed upon in good faith by the Acquiror and the Company.
Section 5.10    Title to Real Estate.
(a)As soon as practical after the Agreement Date, but in any event no later than forty-five (45) days after the Agreement Date, the Company shall obtain and deliver to Acquiror, with respect to all interests in real property owned by the Company and any of its Subsidiaries, other than property carried as OREO, a commitment for an owner’s title insurance policy (collectively, the “Title Commitments”), issued by a title company selected by the Company and reasonably acceptable to Acquiror (the “Title Company”), showing fee simple title in the Company or one of its Subsidiaries in such real property with coverage over all standard exceptions and subject to no liens, mortgages, security interests, encumbrances or charges of any kind except for any Company Permitted Exceptions. The cost of obtaining any preliminary report of title discussed in this Section 5.10(a) shall be split equally between Acquiror and the Company. With respect to property carried as OREO, the Company shall provide reasonably acceptable written proof of ownership by the Company and each of its Subsidiaries of such OREO property.
(b)At the Closing, the Company shall obtain at Acquiror’s expense and deliver to Acquiror, with respect to all interests in real property owned by the Company and each of its Subsidiaries, an owner’s title insurance policy (collectively, the “Title Insurance Policies”), or an irrevocable commitment to issue such a policy to Acquiror, dated as of the later of the Closing Date and the actual date of recording of the deed for such property, on ALTA Policy Form 2006, if available (if not available, then on Form B-1992), with respect to all interests in real property owned by the Company and each of its Subsidiaries, other than property carried as OREO, issued by the Title Company, subject to only such exceptions as are Company Permitted Exceptions or have been otherwise accepted by Acquiror, containing any endorsements reasonably requested by Acquiror, insuring the fee simple estate of the Company or one of its Subsidiaries in the such properties in the amount not less than the greater of (i) the appraised value of the property, and (ii) the value at which the Company or its applicable Subsidiary currently carries the property on its books, subject only to the Company Permitted Exceptions; provided, however, in no event shall the Company be obligated to obtain any appraisal of any real property owned by the Company or its Subsidiaries.
(c)Except for Company Permitted Exceptions, neither the Company nor any of its Subsidiaries shall voluntarily encumber any real property prior to the Closing Date. In the event that the Company cannot obtain any of the Title Insurance Policies, and Acquiror has not, prior to the Closing Date, given notice to the Company that Acquiror is willing to waive objection to each title exception which is not set forth in the applicable Title Commitment (each, a “New Encumbrance”), the Company shall discharge or remove each such New Encumbrance that can be discharged or removed by the payment of a liquidated sum of money. The Company shall use commercially reasonable efforts to discharge any New Encumbrance that cannot be discharged solely by the payment of a liquidated sum of money, unless such New Encumbrance is a Company Permitted Exception. The Company shall be entitled to postpone the Closing Date for up to thirty (30) days in the aggregate, in order to discharge any New Encumbrance which is not a Company Permitted

Exception. If the Company has not discharged any New Encumbrance that is: (i) not a Company Permitted Exception and (ii) would reasonably be expected to materially interfere with the fair market value, use or operation of such real property, and which cannot be discharged solely by the payment of a liquidated sum of money that, individually or in the aggregate with all other liquidated sums to be paid pursuant to this Section 5.10(c), would not exceed $3,000,000, on or prior to the Closing Date (subject to any postponement in accordance with the preceding sentence), then Acquiror shall have the right to terminate this Agreement upon ten (10) days prior written notice to the Company.
(d)If the consent of any landlord is required for transfer or assignment of any lease by virtue of the Contemplated Transactions, the Company shall obtain such required consents as soon as reasonably practicable after the Agreement Date, but in no event later than ten (10) Business Days before the Closing.
Section 5.11    Surveys. Acquiror may, in its discretion, within forty-five (45) days after the Agreement Date, require the Company to obtain a current American Land Title Association survey, including any Table A items reasonably requested by Acquiror, of any or all parcels of real property owned by the Company and any of its Subsidiaries, other than property carried as OREO, disclosing no survey defects that would impair the use thereof for the purposes for which it is held or materially impair the value of such property. The cost of obtaining the surveys discussed in this Section 5.11 shall be split equally between Acquiror and the Company.
Section 5.12    Environmental Investigation.
(a)Acquiror may, in its discretion, within forty-five (45) days after the Agreement Date, require the Company to order a Phase I environmental site assessment to be conducted in accordance with ASTM Standard E1527-21, Standard Practice for Environmental Site Assessments (the “ASTM Standard”) to be delivered to Company and Acquiror for each parcel of real property in which the Company or any of its Subsidiaries holds an interest, including property carried as OREO (each, a “Phase I Report”), conducted by an independent professional consultant selected by the Company and reasonably acceptable to Acquiror to determine if any real property in which the Company or any of its Subsidiaries holds any interest contains or gives evidence of any “Recognized Environmental Conditions,” as that term is defined in the ASTM Standard. The cost of obtaining any Phase I Report discussed in this Section 5.12(a) shall be split equally between Acquiror and the Company. If a Phase I Report discloses any “Recognized Environmental Conditions” under the ASTM Standard that would constitute a material breach of the Company’s representations in Section 3.19, then Acquiror may, upon receipt of written permission from the Company, which permission shall not be unreasonably withheld, promptly obtain a Phase II subsurface investigation with respect to any Recognized Environmental Condition identified in a Phase I, which report shall, to the extent feasible, contain an estimate of the approximate cost of any remediation or other follow-up work recommended to address those conditions in accordance with applicable Legal Requirements (each, a “Phase II Report,” and, together with the associated Phase I Report, an “Environmental Report”), the cost of obtaining any Phase II Report discussed in this Section 5.12(a) shall be split equally between Acquiror and the Company. and shall be provided to both the Company and Acquiror. Neither the Company nor Acquiror shall have any duty to act upon any information produced by an Environmental Report. All Environmental Reports shall be the property of the Company and shall be held in confidence as provided in the Confidentiality Agreement.
(b)In the event that the results of any Phase II Report disclose any environmental condition or conditions which, either in accordance with Environmental Laws or reasonable commercial practices, would reasonably be expected to require cleanup and/or remediation the cost of which, either individually or in the aggregate, would reasonably be expected to exceed $5,000,000, then Acquiror may, at its sole option, terminate this Agreement upon ten (10) days prior written notice to the Company.
(c)Acquiror hereby agrees to indemnify, defend and hold the Company harmless from and against any cost, expense, charge, lien, action or judgment, as well as any claim of a right to any such cost, expense, charge, lien, action or judgment arising from any act or omission of Acquiror, Acquiror’s agents or contractors, or any services, labor, supplies or materials provided or performed by surveyors, engineers, and others hired by Acquiror to make the inspections and tests, and from and against any personal injury and property damage caused by the act or neglect of Acquiror or any of its agents, or independent contractors in connection with any Phase II Report. Notwithstanding the foregoing, in no event shall Acquiror be held liable for the costs of any further investigation, cleanup and/or remediation of any condition identified by a Phase II Report.
Section 5.13    Landlord Estoppel Certificates. The Company shall use reasonable efforts to obtain and deliver to Acquiror, no later than ten (10) Business Days prior to Closing, an executed landlord estoppel letter in substantially the form attached hereto as Exhibit H (subject to comments and edits received from each landlord), from each landlord under each lease where the Company or the Bank is a tenant, as such leases are listed in Section 3.9(a) of the Company Disclosure Schedules; provided, however, that neither the Company nor any of its Affiliates shall be obligated to (a) pay any consideration to the Person from whom any landlord estoppel certificate is requested; or (b) reimburse Acquiror for any consideration paid to such Person, if any. Section 3.9(a) of the Company Disclosure Schedules. Notwithstanding anything herein to the contrary, the Company shall not be in default hereunder for the failure to obtain any such landlord estoppel certificate and the receipt of such landlord estoppel certificates shall not be a condition to the Closing.
Section 5.14    Company Voting Agreement. Concurrently with the execution and delivery of this Agreement, the Company shall deliver to Acquiror the Company Voting Agreement, signed by all of the directors and executive officers of the Company and the Bank as of the Agreement Date who own or control the voting of any shares of Company Capital Stock.
Section 5.15    Employment Agreements. Concurrently with the execution and delivery of this Agreement, the Company shall deliver to Acquiror the fully-executed Employment Agreements, to be effective as of the Effective Time.
Section 5.16    Resignation and Confidentiality Agreements. Concurrently with the execution and delivery of the Agreement, the Company shall deliver to Acquiror fully-executed Resignation and Confidentiality Agreements with each of the directors and executive officers of the Company and the Bank as set forth on Section 5.16 of the Company Disclosure Schedules, each to be effective as of the Effective Time.

Section 5.17    Employment Continuity Agreements. Concurrently with the execution and delivery of the Agreement, the Company shall deliver to Acquiror fully-executed Employment Continuity Agreements with each of Steven Politakis, Anthony George and Alan Crain, each in a form and substance reasonably acceptable to Acquiror.
Section 5.18    Redemption of Subordinated Notes. Prior to the Closing, the Company shall take all actions necessary to redeem $35,000,000 total principal amount of its 4.75% Fixed-to-Floating Subordinated Notes Due July 10, 2030, on the next permissible redemption date in accordance with the terms thereof.
Section 5.19    Sale of Visa Stock. Prior to the Closing Date, the Company shall take all actions necessary to sell all of its Visa Class B restricted shares.
Section 5.20    Interest Rate Hedge. Prior to the Closing Date, the Company shall use commercially reasonable efforts to terminate and unwind any interest rate hedge existing as of the Agreement Date.
ARTICLE 6
ACQUIROR’S COVENANTS
Section 6.1    Access and Investigation.
(a)Subject to any applicable Legal Requirement, the Company and its Representatives shall, at all times during normal business hours and with reasonable advance notice of not less than three (3) Business Days, have such reasonable access to the facilities, operations, records and properties of Acquiror and each of its Subsidiaries in accordance with the provisions of this Section 6.1(a), as shall be necessary for the purpose of determining Acquiror’s continued compliance with the terms and conditions of this Agreement. The Company and its Representatives may, during such period, make or cause to be made such reasonable investigation of the operations, records and properties of Acquiror and each of its Subsidiaries and of their respective financial and legal conditions as Company shall deem necessary or advisable to familiarize itself with such records, properties and other matters; provided, however, that such access or investigation shall not interfere materially with the normal operations of Acquiror or any of its Subsidiaries. Upon request, Acquiror and each of its Subsidiaries will furnish the Company or its Representatives attorneys’ responses to auditors’ requests for information regarding Acquiror or such Subsidiary, as the case may be, and such financial and operating data and other information reasonably requested by the Company (provided, such disclosure would not result in the waiver by Acquiror or any of its Subsidiaries of any claim of attorney-client privilege). No investigation by the Company or any of its Representatives shall affect the representations and warranties made by Acquiror in this Agreement. This Section 6.1(a) shall not require the disclosure of any information to the Company the disclosure of which, in Acquiror’s reasonable judgment: (i) would be prohibited by any applicable Legal Requirement; (ii) would result in the breach of any agreement with any third party in effect on the Agreement Date; or (iii) relate to pending or threatened litigation or investigations, if disclosure might affect the confidential nature of, or any privilege relating to, the matters being discussed. If any of the restrictions in the preceding sentence shall apply, the Company and Acquiror will make appropriate alternative disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with any applicable Legal Requirement.
(b)From the Agreement Date until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, Acquiror shall promptly furnish to the Company: (i) a copy of each report, schedule, registration statement and other document filed, furnished or received by it during such period pursuant to the requirements of federal and state banking laws or federal or state securities laws, which is not available on the SEC’s EDGAR internet database; and (ii) a copy of each report filed by it or any of its Subsidiaries with any Regulatory Authority; in each case other than such documents, or portions thereof, relating to confidential supervisory or examination materials or the disclosure of which would violate any applicable Legal Requirement.
(c)All information obtained by the Company in accordance with this Section 6.1 shall be treated in confidence as provided in the Confidentiality Agreement.
Section 6.2    Operation of Acquiror and Acquiror Subsidiaries.
(a)Except as previously disclosed in the Acquiror Previous Disclosure, as required by applicable Legal Requirements, or with the prior written consent of the Company, which shall not be unreasonably withheld, conditioned or delayed, during the period from the Agreement Date to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, Acquiror shall, and shall cause each of its Subsidiaries to: (i) conduct its business in the Ordinary Course of Business; and (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships.
(b)Except as previously disclosed in the Acquiror Previous Disclosure, as expressly contemplated by or permitted by this Agreement, as required by applicable Legal Requirements or with the prior written consent of the Company, which shall not be unreasonably withheld, conditioned or delayed, during the period from the Agreement Date to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, Acquiror shall not, and shall cause each of its Subsidiaries not to: (i) take any action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Acquiror or the Company to obtain any of the Requisite Regulatory Approvals, to perform its covenants and agreements under this Agreement or to consummate the Contemplated Transactions; (ii) amend the Acquiror Articles of Incorporation or the Acquiror Bylaws, or similar governing documents of any of its Subsidiaries, in a manner that would materially and adversely affect the benefits of the Merger to the shareholders of the Company; (iii) directly or indirectly adjust, split, combine or reclassify any shares of Acquiror Common Stock; (iv) amend the terms of, waive any rights under, terminate (other than at its stated expiration date), violate the terms of or enter into any Contract or other binding obligation relating to Acquiror Common Stock or rights associated therewith; or (v) agree to take, make any commitment to take, or adopt any resolutions of the Acquiror Board in support of, any of the actions prohibited by this Section 6.2.
Section 6.3    Acquiror Shareholders’ Meeting. Subject to the other provisions of this Agreement, Acquiror shall, as promptly as reasonably practicable after the date the Registration Statement is declared effective but in any event within sixty (60) days thereafter, take all action necessary, including as required by and in accordance with the WBCA, Acquiror Articles of Incorporation and Acquiror Bylaws to duly call, give notice of, convene and hold a meeting of its shareholders (including any adjournment or postponement, the “Acquiror Shareholders’ Meeting”) for the purpose of obtaining the Acquiror Shareholder Approval. Acquiror and the Acquiror Board will use their commercially reasonable efforts to obtain from its shareholders the Acquiror Shareholder Approval, including by recommending that its shareholders vote in favor of any proposal for the Acquiror Shareholder Approval, and Acquiror and the Acquiror Board will not withhold, withdraw, qualify or adversely modify (or publicly propose or resolve to withhold, withdraw, qualify or adversely modify) the Acquiror Board’s recommendation to Acquiror’s shareholders that Acquiror’s shareholders vote in favor of any proposal for the Acquiror Shareholder Approval.
Section 6.4    Information Provided to the Company. Acquiror agrees that the information concerning Acquiror or any of its Subsidiaries that is provided or to be provided by Acquiror to the Company for inclusion or that is included in the Registration Statement or Proxy Statement and any other documents to be filed with any Regulatory Authority in connection with the Contemplated Transactions will (i) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (ii) in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Acquiror Shareholders’ Meeting, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Proxy Statement shall be mailed. Notwithstanding the foregoing, Acquiror shall have no responsibility for the truth or accuracy of any information with respect to the Company or any of its Subsidiaries or any of their Affiliates contained in the Registration Statement, the Proxy Statement or in any document submitted to, or other communication with, any Regulatory Authority.
Section 6.5    Operating Functions. Acquiror and Acquiror Bank shall cooperate with the Company and the Bank in connection with planning for the efficient and orderly combination of the parties and the operation of the Bank and Acquiror Bank, and in preparing for the consolidation of the banks’ appropriate operating functions to be effective at the Effective Time or such later date as the parties may mutually agree.
Section 6.6    Indemnification.
(a)For a period of six (6) years from and after the Effective Time, Acquiror shall indemnify, defend and hold harmless, each current or former director, officer or employee of the Company or any of its Subsidiaries or any Person who is or was serving at the request of the Company or any of its Subsidiaries as a director, officer or employee of another Person (each, an “Indemnified Party”) and any Person who becomes an Indemnified Party between the Agreement Date and the Effective Time, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including the Contemplated Transactions, whether asserted or claimed prior to, at or after the Effective Time to the fullest extent permitted by law. Acquiror shall also advance expenses incurred by an Indemnified

Party in each such case to the fullest extent permitted by applicable Legal Requirements, subject to the receipt of an undertaking from such Indemnified Party to repay such advanced expenses if it is determined by a final and nonappealable judgment of a court of competent jurisdiction that such Indemnified Party was not entitled to indemnification hereunder.
(b)Prior to the Effective Time, the Company shall obtain or cause its Subsidiaries to obtain and Acquiror shall fully pay the premium for the extension of the Company’s and each of its Subsidiaries’ directors’ and officers’ liability insurance policies set forth on Section 6.6(b) of the Company Disclosure Schedules (complete and accurate copies of which have been heretofore made available to Acquiror) (the “Existing D&O Policy”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each Person currently covered by the Existing D&O Policy for a period of up to six (6) years after the Effective Time; provided, that, Acquiror shall not be required to pay in the aggregate more than 150% of the amount of the aggregate annual premium paid by the Company, or its Subsidiaries, as applicable, for the current policy term for such policy, which annual premium is set forth on Section 6.6(b) of the Company Disclosure Schedules. It is understood and agreed that if the aggregate premiums for the coverage set forth in this Section 6.6(b) would exceed such 150% amount, Acquiror shall be obligated to pay for the maximum available coverage as may be obtained by the Company, or its Subsidiaries, as applicable, for such 150% amount.
(c)If Acquiror or any of its successors or assigns shall: (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfer all or substantially all its properties and assets to any Person; then, and in each such case, Acquiror shall cause proper provision to be made so that the successor and assign of Acquiror assumes the obligations set forth in this Section 6.6.
(d)The provisions of this Section 6.6 shall survive consummation of the Merger and the Bank Merger and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives.
Section 6.7    Authorization and Reservation of Acquiror Common Stock. The Acquiror Board shall authorize and reserve the maximum number of shares of Acquiror Common Stock to be issued pursuant to this Agreement.
Section 6.8    Stock Exchange Listing. Acquiror shall use its reasonable best efforts to cause all shares of Acquiror Common Stock issuable or to be reserved for issuance under this Agreement to be approved for listing on the Nasdaq Global Stock Market prior to the Closing Date.
Section 6.9    Notice of Changes. Acquiror will give prompt notice to the Company of any fact, event or circumstance known to it that: (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in a Material Adverse Effect on Acquiror; or (ii) would cause or constitute a material breach of any of Acquiror’s representations, warranties, covenants or agreements contained herein that reasonably would be expected to give rise, individually or in the aggregate, to the failure of a condition in ARTICLE 9.
Section 6.10    Acquiror Voting Agreement. Concurrently with the execution and delivery of this Agreement, Acquiror shall deliver to the Company the Acquiror Voting Agreement, signed by all of the directors and executive officers of Acquiror as of the Agreement Date who own or control the voting of any shares of Acquiror Common Stock.
ARTICLE 7
COVENANTS OF ALL PARTIES
Section 7.1    Regulatory Approvals. As soon as practicable following the Agreement Date, but in no event more than sixty (60) days after the Agreement Date, Acquiror shall prepare and file with the applicable Regulatory Authorities appropriate applications, notices or filings to obtain all Requisite Regulatory Approvals, and the Company and each of its Subsidiaries will cooperate with Acquiror as reasonably requested by Acquiror. The Company shall have the right to review in advance, and consult with Acquiror on, the non-confidential portions of any filing to be made with, or written materials to be submitted to, any Regulatory Authority in connection with the Contemplated Transactions, including the information relating to the Company and its Subsidiaries. In exercising the foregoing right, the Company shall act reasonably and as promptly as practicable. Acquiror shall provide the Company with copies of the non-confidential portions of all applications, notices or filings filed with any Regulatory Authorities for the Requisite Regulatory Approvals, and Acquiror shall keep the Company informed as to the progress of such applications and provide the Company with copies of all non-confidential correspondence or orders evidencing the Requisite Regulatory Approvals. The Company will, upon reasonable request, furnish Acquiror with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any application, notices or filing made by or on behalf of Acquiror with or to any Regulatory Authority in connection with the Contemplated Transactions.
Section 7.2    SEC Registration. As soon as practicable following the Agreement Date, but in no event more than sixty (60) days after the Agreement Date, the Company and Acquiror shall prepare and file with the SEC the Proxy Statement and Acquiror shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement will be included. Acquiror shall use its commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the Contemplated Transactions. Prior to the filing of the Registration Statement, Acquiror shall consult with the Company with respect to such filing and shall afford the Company and its Representatives reasonable opportunity to review and comment thereon. The Registration Statement and the Proxy Statement shall include all information reasonably requested by the Company to be included. The Company will use its commercially reasonable efforts to cause the Proxy Statement to be mailed to the Company’s shareholders, and Acquiror will use its commercially reasonable efforts to cause the Proxy Statement to be mailed to Acquiror’s shareholders, in each case as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Acquiror shall also take any action required to be taken under any applicable Legal Requirement in connection with the Acquiror Stock Issuance, and each party shall furnish all information concerning itself and its shareholders as may be reasonably requested in connection with any such action. Acquiror will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Acquiror Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC to amend the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. The parties shall use commercially reasonable efforts to respond (with the assistance of the other party) as promptly as practicable to any comments of the SEC with respect thereto. If prior to the Effective Time any event occurs with respect to the Company, Acquiror or any Subsidiary of the Company or Acquiror, respectively, or any change occurs with respect to information supplied by or on behalf of the Company or Acquiror, respectively, for inclusion in the Proxy Statement or the Registration Statement that, in each case, is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Registration Statement, the Company or Acquiror, as applicable, shall promptly notify the other of such event (including, prior to entering into any agreement providing for any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction involving Acquiror or any of its Subsidiaries), and the Company or Acquiror, as applicable, shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and the Registration Statement and, as required by applicable Legal Requirements, in disseminating the information contained in such amendment or supplement to the Company’s shareholders and to Acquiror’s shareholders. Acquiror shall take all action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “Blue Sky” Legal Requirements and the rules and regulations thereunder in connection with the Merger and the issuance of Acquiror Common Stock as consideration hereunder. Except as otherwise set forth in this Agreement, no amendment or supplement (including by incorporation by reference) to the Registration Statement or the Proxy Statement shall be made without the approval of the Company or Acquiror, which approval shall not be unreasonably withheld, conditioned or delayed; provided, however, that the Company, in connection with a Company Adverse Recommendation, may amend or supplement the Proxy Statement or the Registration Statement (including by incorporation by reference) pursuant to an amendment to effect such change, and in such event, Acquiror’s approval right in this Section 7.2 shall apply only with respect to such information relating to Acquiror or its business, financial condition or results of operations, and shall be subject to the right of Acquiror to have the Acquiror Board’s deliberations and conclusions be accurately described therein.
Section 7.3    Publicity. Neither the Company nor Acquiror shall, and neither the Company nor Acquiror shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement or, except as otherwise specifically provided in this Agreement, any disclosure of nonpublic information to a third party, concerning the Contemplated Transactions without the prior consent (which shall not be unreasonably withheld or delayed) of Acquiror, in the case of a proposed announcement, statement or disclosure by the Company, or the Company, in the case of a proposed announcement, statement or disclosure by Acquiror; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances), issue or cause the publication of any press release or other public announcement to the extent required by applicable Legal Requirements or by the Nasdaq Rules.
Section 7.4    Commercially Reasonable Efforts; Cooperation. Each of the Company and Acquiror agrees to exercise good faith and use its commercially reasonable efforts to satisfy the various covenants and conditions to Closing in this Agreement, and to consummate the Contemplated Transactions as promptly as practicable. Neither the Company nor Acquiror will intentionally take or intentionally permit to be taken any action that would be a breach of the terms or provisions of this

Agreement. The Company agrees to use its commercially reasonable efforts to obtain all material consents or approvals necessary to consummate the Contemplated Transactions, including all applicable consents under the Contracts listed (or required to be listed) on Section 3.4 and Section 3.16 of the Company Disclosure Schedules. Between the Agreement Date and the Closing Date, each of the Company and Acquiror will, and will cause each of its respective Subsidiaries, and all of their respective Affiliates and Representatives to, cooperate with respect to all filings that any party is required by any applicable Legal Requirements to make in connection with the Contemplated Transactions. Subject to applicable Legal Requirements and the instructions of any Regulatory Authority, each party shall keep the other party reasonably apprised of the status of matters relating to the completion of the Contemplated Transactions, including promptly furnishing the other party with copies of non-confidential notices or other written communications received by it or any of its Subsidiaries from any Regulatory Authority with respect to such transactions.
Section 7.5    Tax Free Reorganization.
(a)The parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) and related sections of the Code and that this Agreement constitutes a “plan of reorganization” within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code (the “Intended Tax Consequences”). From and after the Agreement Date and until the Effective Time, each of the Company and Acquiror shall use its commercially reasonable efforts, and shall cause their Subsidiaries to use commercially reasonable efforts, to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Following the Effective Time, neither Acquiror nor any Affiliate of Acquiror knowingly shall take any action, cause any action to be taken, fail to take any action, or cause any action to fail to be taken, which action or failure to act would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Within forty-five (45) days following the Effective Time, the Surviving Entity shall comply with the reporting requirements of Section 1.6045B-1(a)(2) of the Treasury Regulations. Each of the Company and Acquiror shall report the Merger as a reorganization within the meaning of Section 368(a) of the Code on its United States federal income Tax Return, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.
(b)As of the Agreement Date, to the Knowledge of the Company, there is no reason: (i) why the Company would not be able to deliver to counsel to the Company and counsel to Acquiror, at the date of the legal opinions referred to in Section 8.8 and Section 9.8, certificates substantially in compliance with IRS published advance ruling guidelines, with reasonable or customary exceptions and modifications thereto (the “IRS Guidelines”), to enable counsel to the Company and counsel to Acquiror to deliver the legal opinions contemplated Section 8.8 and Section 9.8, respectively, and the Company hereby agrees to deliver such certificates effective as of the date of such opinions; or (ii) why counsel to the Company would not be able to deliver the opinion required by Section 9.8. The Company will deliver such certificates to counsel to the Company and counsel to Acquiror.

(c)As of the Agreement Date, to the Knowledge of Acquiror, there is no reason: (i) why Acquiror would not be able to deliver to counsel to Acquiror and counsel to the Company, at the date of the legal opinions referred to in Section 8.8 and Section 9.8, certificates substantially in compliance with IRS Guidelines, to enable counsel to Acquiror and counsel to the Company to deliver the legal opinions contemplated Section 8.8 and Section 9.8, respectively, and Acquiror hereby agrees to deliver such certificates effective as of the date of such opinions; or (ii) why counsel to Acquiror would not be able to deliver the opinion required by Section 8.8. Acquiror will deliver such certificates to counsel to Acquiror and counsel to the Company.
Section 7.6    Employees and Employee Benefits.
(a)All individuals employed by the Company or any of its Subsidiaries immediately prior to the Closing (“Covered Employees”) shall automatically become employees of Acquiror as of the Closing. Following the Closing, Acquiror shall initially provide employee benefit plans and compensation opportunities (excluding any equity or equity-based, nonqualified deferred compensation, severance, retention, long-term incentive, change in control, defined benefit pension and post-employment welfare benefit plans and opportunities (collectively, “Excluded Benefits”) for the benefit of Covered Employees that, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are made available to similarly-situated employees of Acquiror under the Acquiror Benefit Plans; provided, however, that: (i) in no event shall any Covered Employee be eligible to participate in any closed or frozen Acquiror Benefit Plan; and (ii) until such time as Acquiror shall cause Covered Employees to participate in the Acquiror Benefit Plans, a Covered Employee’s continued participation in Company Benefit Plans shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in the Acquiror Benefit Plans may commence at different times with respect to each Acquiror Benefit Plan). For the avoidance of doubt, nothing in this Section 7.6 is intended to, or shall be interpreted to, provide any rights to continued employment for any Covered Employee for any period of time following the Closing or to provide any rights to participate in any Excluded Benefits for any Covered Employee.
(b)For the purpose of satisfying eligibility requirements and vesting periods (but not for the purpose of benefit accruals) under the Acquiror Benefit Plans providing benefits to the Covered Employees (the “New Plans”), each Covered Employee shall be credited with his or her years of service with the Company and each of its Subsidiaries and their respective predecessors, in each case only from such Covered Employee’s most recent date of hire, to the same extent as such Covered Employee was entitled to credit for such service under any applicable Company Benefit Plan in which such Covered Employee participated or was eligible to participate immediately prior to the Transition Date; provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service or be in connection with any Excluded Benefits.
(c)In addition, and without limiting the generality of the foregoing, as of the Transition Date, Acquiror shall use commercially reasonable efforts to provide that: (i) each Covered Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is similar in type to an applicable Company Benefit Plan in which such Covered Employee was participating immediately prior to the Transition Date (such Company Benefit Plans prior to the Transition Date collectively, the “Old Plans”); (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision or similar benefits to any Covered Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan shall be waived for such Covered Employee and his or her covered dependents, unless such conditions would not have been waived under the Old Plan in which such Covered Employee, as applicable, participated or was eligible to participate immediately prior to the Transition Date; and (iii) any eligible expenses incurred by such Covered Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the Transition Date shall be taken into account under such New Plan to the extent such eligible expenses were incurred during the plan year of the New Plan in which the Transition Date occurs for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Covered Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
(d)The Company and each of its Subsidiaries shall take all actions necessary to terminate the Company’s severance policies immediately prior to the Effective Time. Subject to the provisions of Section 7.6(e), following the Effective Time, Acquiror or Acquiror’s Subsidiary will cause each Covered Employee (exempt and non-exempt) to be eligible for severance benefits in accordance with the terms, conditions and amounts set forth on Section 7.6(d) of the Acquiror Disclosure Schedules. Notwithstanding the foregoing, no Covered Employee eligible to receive a CIC Payment shall be eligible to receive severance benefits as set forth in this Section 7.6(d) or otherwise, but will receive such CIC Payment to the extent it is required to be paid under the applicable agreement. Any Covered Employee who waives and relinquishes his or her right to a CIC Payment will be eligible for a severance payment as provided in this Section 7.6(d).
(e)The Company shall, and shall cause its Subsidiaries, to use an independent accounting firm of nationally recognized standing selected by the Company (and reasonably acceptable to Acquiror) to prepare an analysis calculating the Total Payments (as defined below) and determining whether any such payments constitute an “excess parachute payment” (as defined below) (such analysis, the “280G Analysis”). The Company shall deliver to Acquiror a copy of the 280G Analysis no later than forty-five (45) days prior to the Company Shareholders’ Meeting. On or before the Closing Date, the Company will take all steps necessary to ensure that in the event that the amount of any CIC Payment, either individually or in conjunction with a payment or benefit under any other plan, agreement or arrangement that is aggregated for purposes of Section 280G of the Code (in the aggregate, the “Total Payments”), would, as determined by the 280G Analysis, constitute an “excess parachute payment” within the meaning of Section 280G of the Code that is subject to the Tax imposed by Section 4999 of the Code, then the amounts of the CIC Payment shall be reduced such that the value of the Total Payments that each counterparty is entitled to receive shall be $1.00 less than the maximum amount which the counterparty may receive without becoming subject to the excise tax or resulting in a disallowance of a deduction of the payment of such amount under Section 280G of the Code. At the written request of Acquiror at least thirty-one (31) days prior to the Company Shareholders’ Meeting (or later, if the 280G Analysis is not timely delivered to Acquiror as set forth in this Section 7.6(e)), the Company shall seek a shareholder vote under Section 280G of the Code for approval of the CIC Payments prior to the Effective Time. If such vote is requested, not less than one (1) business day prior to the Closing Date, Acquiror and its counsel shall be provided copies of all documents executed by the shareholders and “disqualified individuals” (within the meaning of Section 280G of the Code) in connection with the vote and a certification, with backup documentation (e.g., a spreadsheet), that the vote resulted in the approval of the waived payments and benefits by more than seventy-five percent (75%) of the voting power of the Company entitled to vote.
(f)With respect to any Company Benefit Plan terminated pursuant to this Agreement, for purposes of determining the “applicable Company Benefit Plan in which such Covered Employee was participating immediately prior to the Transition Date,” the period following such Company Benefit Plan’s termination shall be disregarded.
Section 7.7    Takeover Laws. If any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other anti-takeover Legal Requirement is or may become applicable to the Merger, the parties shall use their respective commercially reasonable efforts to (i) take such actions as are reasonably necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and (ii) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such Legal Requirement on the Merger and the Contemplated Transactions.
Section 7.8    Shareholder Litigation. Each of Acquiror and the Company shall promptly advise the other party in writing after becoming aware of any Legal Action commenced, or to the Knowledge of such party, threatened, against such party or any of its officers or directors by any shareholder of such party (on their own behalf or on behalf of such party) or by any Regulatory Authority relating to this Agreement or the Contemplated Transactions (the “Transaction Litigation”) and shall keep the other party reasonably informed regarding any Transaction Litigation. Each party shall: (i) give the other party the opportunity to participate in the defense and settlement of any such Transaction Litigation; (ii) keep the other party reasonably apprised on a prompt basis of proposed strategy and other significant decisions with respect to any Transaction Litigation, and provide the other party with the opportunity to consult with such party regarding the defense of any such litigation, which advice such party shall consider in good faith; and (iii) not settle any Transaction Litigation without the prior written consent of the other party (which consent shall not be unreasonably withheld, delayed or conditioned).
ARTICLE 8
CONDITIONS PRECEDENT TO OBLIGATIONS OF ACQUIROR
The obligations of Acquiror to consummate the Contemplated Transactions and to take the other actions required to be taken by Acquiror at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Acquiror in whole or in part):
Section 8.1    Accuracy of Representations and Warranties. Other than the representations and warranties of the Company contained in Section 3.1, Section 3.2, Section 3.3, Section 3.5, Section 3.6, and Section 3.21, the representations and warranties of the Company contained in this Agreement and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the Agreement Date and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of the Company contained in Section 3.1, Section 3.2, Section 3.3, Section 3.5, Section 3.6, and Section 3.21 shall be true and correct in all respects on and as of the Agreement Date and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).
Section 8.2    Performance by the Company. The Company shall have performed and complied in all material respects with all of the agreements, covenants and obligations to be performed or complied with by it under the terms of this Agreement on or prior to the Closing Date.
Section 8.3    Shareholder Approvals. The Company Shareholder Approval and the Acquiror Shareholder Approval shall have been obtained.
Section 8.4    No Proceedings, Injunctions or Restraints; Illegality. Since the Agreement Date, there must not have been commenced any Proceeding: (i) other than any Transaction Litigation contemplated by Section 7.8, involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions; or (ii) that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Contemplated Transactions; in either case that would reasonably be expected by the Acquiror Board to have a Material Adverse Effect on the Surviving Entity. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other Contemplated Transactions shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Regulatory Authority which prohibits or makes illegal consummation of the Merger.
Section 8.5    Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated, and no such Requisite Regulatory Approval shall contain or shall have resulted in, or would reasonably be expected to result in, the imposition of a Burdensome Condition.
Section 8.6    Registration Statement. The Registration Statement shall have become effective under the Securities Act. No stop order shall have been issued or threatened by the SEC that suspends the effectiveness of the Registration Statement, and no Proceeding shall have been commenced or be pending or threatened for such purpose.
Section 8.7    Officers’ Certificate. Acquiror shall have received a certificate signed on behalf of the Company by an executive officer of the Company certifying as to the matters set forth in Section 8.1 and Section 8.2.
Section 8.8    Tax Opinion. Acquiror shall have received a written opinion of Barack Ferrazzano Kirschbaum & Nagelberg LLP, tax counsel to Acquiror, in form and substance reasonably satisfactory to the Company and Acquiror, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion: (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (ii) the Company and Acquiror will each be a party to such reorganization within the meaning of Section 368(b) of the Code; and (iii) no gain or loss will be recognized by holders of Company Capital Stock upon the receipt of shares of Acquiror Common Stock in exchange for their shares of Company Capital Stock, except to the extent of any cash received in lieu of fractional shares of Acquiror Common Stock pursuant to Section 2.3. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Acquiror and the Company, reasonably satisfactory in form and substance to such counsel.
Section 8.9    FIRPTA Certificate. The Company shall have delivered to Acquiror a properly executed statement from the Company that meets the requirements of Sections 1.1445-2(c)(3) and 1.897-2(h)(1) of the Treasury Regulations, dated as of the Closing Date in a form and substance reasonably acceptable to Acquiror.
Section 8.10    Stock Exchange Listing. Acquiror shall have filed with the Nasdaq Global Stock a notification form for the listing of all shares of Acquiror Common Stock to be delivered in the Merger, and the Nasdaq Global Stock shall not have objected to the listing of such shares of Acquiror Common Stock.
Section 8.11    Dissenters’ Shares. Dissenters’ Shares shall be less than five percent (5%) of the issued and outstanding shares of Company Capital Stock.
Section 8.12    No Material Adverse Effect. From the Agreement Date to the Closing, there shall be and have been no change in the financial condition, assets or business of the Company or any of its Subsidiaries that has had or would reasonably be expected to have a Material Adverse Effect on the Company.
ARTICLE 9
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE COMPANY
The obligations of the Company to consummate the Contemplated Transactions and to take the other actions required to be taken by the Company at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by the Company, in whole or in part):
Section 9.1    Accuracy of Representations and Warranties. Other than the representations and warranties of Acquiror contained in Section 4.1, Section 4.2, Section 4.3, Section 4.5, Section 4.6 and Section 4.20, the representations and warranties of Acquiror contained in this Agreement and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the Agreement Date and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of Acquiror contained in Section 4.1, Section 4.2, Section 4.3, Section 4.5, Section 4.6 and Section 4.20 shall be true and correct in all respects on and as of the Agreement Date and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

Section 9.2    Performance by Acquiror. Acquiror shall have performed and complied in all material respects with all of the agreements, covenants and obligations to be performed or complied with by it under the terms of this Agreement on or prior to the Closing Date.
Section 9.3    Shareholder Approvals. The Company Shareholder Approval and the Acquiror Shareholder Approval shall have been obtained.
Section 9.4    No Proceedings; No Injunctions or Restraints; Illegality. Since the Agreement Date, there must not have been commenced any Proceeding: (i) other than any Transaction Litigation contemplated by Section 7.8, involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions; or (ii) that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Contemplated Transactions; in either case that would reasonably be expected by the Company Board to have a Material Adverse Effect on the Surviving Entity. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other Contemplated Transactions shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Regulatory Authority which prohibits or makes illegal consummation of the Merger.
Section 9.5    Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated, and no such Requisite Regulatory Approval shall contain or shall have resulted in, or would reasonably be expected to result in, the imposition of a Burdensome Condition.
Section 9.6    Registration Statement. The Registration Statement shall have become effective under the Securities Act. No stop order shall have been issued or threatened by the SEC that suspends the effectiveness of the Registration Statement, and no Proceeding shall have been commenced or be pending or threatened for such purpose.
Section 9.7    Officers’ Certificate. The Company shall have received a certificate signed on behalf of Acquiror by an executive officer of Acquiror certifying as to the matters set forth in Section 9.1 and Section 9.2.
Section 9.8    Tax Opinion. The Company shall have received a written opinion of Otteson Shapiro LLP, tax counsel to the Company, in form and substance reasonably satisfactory to the Company and Acquiror, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion: (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (ii) the Company and Acquiror will each be a party to such reorganization within the meaning of Section 368(b) of the Code; and (iii) no gain or loss will be recognized by holders of Company Capital Stock upon the receipt of shares of Acquiror Common Stock in exchange for their shares of Company Capital Stock, except to the extent of any cash received in lieu of fractional shares of Acquiror Common Stock pursuant to Section 2.3. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Acquiror and the Company, reasonably satisfactory in form and substance to such counsel.

Section 9.9    Stock Exchange Listing. Acquiror shall have filed with the Nasdaq Global Stock a notification form for the listing of all shares of Acquiror Common Stock to be delivered in the Merger, and the Nasdaq Global Stock shall not have objected to the listing of such shares of Acquiror Common Stock.
Section 9.10    No Material Adverse Effect. From the Agreement Date to the Closing, there shall be and have been no change in the financial condition, assets or business of Acquiror or any of its Subsidiaries that has had or would reasonably be expected to have a Material Adverse Effect on Acquiror.
ARTICLE 10
TERMINATION
Section 10.1    Termination of Agreement. This Agreement may be terminated only as set forth below, whether before or after approval of the matters presented in connection with the Merger by the shareholders of the Company or Acquiror, by:
(a)Mutual consent of the Acquiror Board and Company Board, each evidenced by appropriate written resolutions;
(b)Acquiror, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (except for breaches of Section 5.4 or Section 5.8, which are separately addressed in Section 10.1(g)), which breach or failure to perform, either individually or together with other such breaches, in the aggregate, if occurring or continuing on the date on which the Closing would otherwise occur would result in the failure of any of the conditions set forth in ARTICLE 8 and such breach or failure to perform has not been or cannot be cured within thirty (30) days following written notice to the party committing such breach, making such untrue representation and warranty or failing to perform; provided, however, that such breach or failure is not a result of the failure by Acquiror or any of its Subsidiaries to perform and comply in all material respects with any of their obligations under this Agreement that are to be performed or complied with by them prior to or on the date required hereunder;
(c)The Company, if Acquiror shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or together with other such breaches, in the aggregate, if occurring or continuing on the date on which the Closing would otherwise occur would result in the failure of any of the conditions set forth in ARTICLE 9 and such breach or failure to perform has not been or cannot be cured within thirty (30) days following written notice to the party committing such breach, making such untrue representation and warranty or failing to perform; provided, however, that such breach or failure is not a result of the failure by the Company or any of its Subsidiaries to perform and comply in all material respects with any of their obligations under this Agreement that are to be performed or complied with by it prior to or on the date required hereunder;
(d)Acquiror or the Company if: (i) any Regulatory Authority that must grant a Requisite Regulatory Approval has denied approval of any of the Contemplated Transactions and such denial has become final and nonappealable; (ii) any application, filing or notice for a Requisite Regulatory Approval has been permanently withdrawn at the request or recommendation of the applicable Regulatory Authority or has been withdrawn and has not been resubmitted to such

Regulatory Authority within thirty (30) days thereafter; (iii) the Company Shareholder Approval is not obtained following the Company Shareholders’ Meeting; or (iv) the Acquiror Shareholder Approval is not obtained following the Acquiror Shareholders’ meeting; provided, however, that the right to terminate this Agreement under this Section 10.1(d) shall not be available to a party whose failure (or the failure of any of its Affiliates) to fulfill any of its obligations (excluding warranties and representations) under this Agreement has been the cause of or resulted in the occurrence of any event described in clauses (i) and (ii) above;
(e)Acquiror or the Company, if the Effective Time shall not have occurred at or before the nine (9) month anniversary of the Agreement Date; provided, however, that such date shall be extended for an additional three (3) months in the event that any Requisite Regulatory Approval has not been obtained and neither party has received notice from any applicable Regulatory Authority that any request for such a Requisite Regulatory Approval has been denied; and, provided further that the right to terminate this Agreement under this Section 10.1(e) shall not be available to any party to this Agreement whose failure to fulfill any of its obligations (excluding warranties and representations) under this Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or before such date;
(f)Acquiror or the Company, if any court of competent jurisdiction or other Regulatory Authority shall have issued a judgment, Order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the Contemplated Transactions and such judgment, Order, injunction, rule, decree or other action shall have become final and nonappealable;
(g)Acquiror, if the Company materially breaches any of its obligations under Section 5.4 or Section 5.8;
(h)The Company, pursuant to Section 5.8;
(i)Acquiror, pursuant to Section 5.10(c) or Section 5.12(b);
(j)Acquiror, if the Company makes or publicly proposes to make a Company Adverse Recommendation; or
(k)The Company, if Acquiror materially breaches any of its obligations under Section 6.3.
Section 10.2    Effect of Termination or Abandonment. In the event of the termination of this Agreement and the abandonment of the Merger pursuant to Section 10.1, this Agreement shall become null and void, and there shall be no liability of one party to the other or any restrictions on the future activities on the part of any party to this Agreement, or its respective directors, officers or shareholders, except that: (i) the Confidentiality Agreement, this Section 10.2, Section 10.3 and ARTICLE 11 shall survive such termination and abandonment; and (ii) no such termination shall relieve the breaching party from liability resulting from a willful and material breach by that party of this Agreement.

Section 10.3    Fees and Expenses.
(a)Except as otherwise provided in this Section 10.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other Contemplated Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.
(b)If this Agreement is terminated by Acquiror pursuant to Section 10.1(g) or Section 10.1(j) or by the Company pursuant to Section 10.1(h), then the Company shall pay to Acquiror, within two (2) Business Days after such termination, an amount equal to $7,000,000 (the “Company Termination Fee”) by wire transfer of immediately available funds to such account as Acquiror shall designate.
(c)If, after the Agreement Date and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made known to senior management of the Company or has been made directly to its shareholders generally or any Person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to the Company and (i) thereafter this Agreement is terminated by Acquiror pursuant to Section 10.1(b) as a result of a material breach; and (ii) within twelve (12) months after such termination the Company shall enter into a definitive written agreement with respect to such Acquisition Proposal, the Company shall pay to Acquiror, within two (2) Business Days after the consummation of such definitive written agreement, the Company Termination Fee by wire transfer of immediately available funds to such account as Acquiror shall designate; provided, however, that for purposes of this paragraph, Acquisition Proposal has the meaning ascribed thereto in Section 12.1(o).
(d)Notwithstanding anything to the contrary in this Agreement, in the circumstances in which the Company Termination Fee is or becomes payable pursuant to Section 10.3(b), Acquiror’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against the Company or any of its Affiliates with respect to the facts and circumstances giving rise to such payment obligation shall be payment of the Company Termination Fee pursuant to Section 10.3(b), and except in the case of fraud or willful and material breach of this Agreement, upon payment in full of such amount, none of Acquiror or any of its Affiliates nor any other Person shall have any rights or claims against the Company or any of its Affiliates (whether at law, in equity, in contract, in tort or otherwise) under or relating to this Agreement or the Contemplated Transactions. The Company shall not be required to pay the Company Termination Fee on more than one occasion.
(e)If this Agreement is terminated by Company pursuant to Section 10.1(k), then Acquiror shall pay to the Company, within two (2) Business Days after such termination, an amount equal to $7,000,000 (the “Acquiror Termination Fee”) by wire transfer of immediately available funds to such account as Acquiror shall designate.
(f)Notwithstanding anything to the contrary in this Agreement, in the circumstances in which the Acquiror Termination Fee is or becomes payable pursuant to Section 10.3(e), the Company’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against Acquiror or any of its Affiliates with respect to the facts and circumstances giving rise to such payment obligation shall be payment of the Acquiror Termination Fee pursuant to

Section 10.3(e), and except in the case of fraud or willful and material breach of this Agreement, upon payment in full of such amount, none of the Company or any of its Affiliates nor any other Person shall have any rights or claims against Acquiror or any of its Affiliates (whether at law, in equity, in contract, in tort or otherwise) under or relating to this Agreement or the Contemplated Transactions. Acquiror shall not be required to pay the Acquiror Termination Fee on more than one occasion.
ARTICLE 11
MISCELLANEOUS
Section 11.1    Survival. Except for covenants that are expressly to be performed after the Closing, none of the representations, warranties and covenants contained herein shall survive beyond the Closing.
Section 11.2    Governing Law. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Washington applicable to Contracts made and wholly to be performed in such state without regard to conflicts of laws. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts located in Washington solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the Contemplated Transactions, and hereby waives, and agrees not to assert, as a defense in any action, suit or Proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or Proceeding may not be brought or is not maintainable in said court or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such court, and the parties hereto irrevocably agree that all claims with respect to such action or Proceeding shall be heard and determined in such court. The parties hereby consent to and grant any such court jurisdiction over the Person of such parties and agree that mailing of process or other papers in connection with any such action or Proceeding in the manner provided under Section 11.6 or in such other manner as may be permitted by Legal Requirements shall be valid and sufficient service thereof. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, TO IT THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH HEREIN.
Section 11.3    Assignments, Successors and No Third Party Rights. Neither party to this Agreement may assign any of its rights under this Agreement (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement and every representation, warranty, covenant, agreement and provision hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except for Section 6.6, nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 11.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the Agreement Date or as of any other date.
Section 11.4    Modification. This Agreement may be amended, modified or supplemented by the parties at any time before or after the Company Shareholder Approval is obtained; provided, however, that after the Company Shareholder Approval is obtained, there may not be, without further approval of the Company’s shareholders, any amendment of this Agreement that requires further approval under applicable Legal Requirements. This Agreement may not be amended, modified or supplemented except by an instrument in writing signed on behalf of each of the parties.
Section 11.5    Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, to the extent permitted by applicable Legal Requirements: (i) extend the time for the performance of any of the obligations or other acts of the other party; (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement; or (iii) waive compliance with or amend, modify or supplement any of the agreements or conditions contained in this Agreement which are for the benefit of the waiving party. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. Except as provided in ARTICLE 10, the rights and remedies of the parties to this Agreement are cumulative and not alternative. To the maximum extent permitted by applicable Legal Requirements: (i) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (ii) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (iii) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.
Section 11.6    Notices. All notices, consents, waivers and other communications under this Agreement shall be in writing (which shall include electronic mail) and shall be deemed to have been duly given if delivered by hand or by nationally recognized overnight delivery service (receipt requested), mailed by registered or certified U.S. mail (return receipt requested) postage prepaid or sent by electronic mail (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
If to Acquiror, to:
Heritage Financial Corporation
201 Fifth Avenue SW
Olympia, Washington 98501
Telephone: (360) 943-1500
Attention: Bryan D. McDonald
Email: Bryan.McDonald@heritagebanknw.com
with copies, which shall not constitute notice, to:
Barack Ferrazzano Kirschbaum & Nagelberg LLP
200 W. Madison Street, Suite 3900
Chicago, Illinois 60606
Telephone: (312) 629-5143
Attention: Joseph Ceithaml
Email: Joseph.Ceithaml@bfkn.com
If to the Company, to:
Olympic Bancorp, Inc.
619 Bay Street
Port Orchard, Washington 98366
Telephone: (360) 876-7816
Attention: Steve Politakis, President and CEO
Email: SPolitakis@kitsapbank.com
with copies, which shall not constitute notice, to:
Otteson Shapiro LLP
7979 E. Tufts Avenue, Suite 1600
Denver, Colorado 80237
Telephone: (720) 488-5425
Attention: Christian Otteson
Email: CEO@os.law
or to such other Person or place as the Company shall furnish to Acquiror or Acquiror shall furnish to the Company in writing. Except as otherwise provided herein, all such notices, consents, waivers and other communications shall be effective: (i) if delivered by hand, when delivered; (ii) if delivered by overnight delivery service, on the next Business Day after deposit with such service; (iii) if mailed in the manner provided in this Section 11.6, five (5) Business Days after deposit with the U.S. Postal Service; and (iv) if by e-mail, when sent.
Section 11.7    Entire Agreement. This Agreement, the Schedules and any documents executed by the parties pursuant to this Agreement and referred to herein, together with the

Confidentiality Agreement, constitute the entire understanding and agreement of the parties hereto and supersede all other prior agreements and understandings, written or oral, relating to such subject matter between the parties.
Section 11.8    Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Legal Requirements, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Legal Requirements, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement unless the consummation of the Contemplated Transactions is adversely affected thereby.
Section 11.9    Further Assurances. The parties agree: (i) to furnish upon request to each other such further information; (ii) to execute and deliver to each other such other documents; and (iii) to do such other acts and things; all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.
Section 11.10    Counterparts. This Agreement and any amendments thereto may be executed in any number of counterparts (including by other electronic means), each of which shall be deemed an original, but all of which together shall constitute one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.
Section 11.11    Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. Section 261.2(c) and as identified in 12 C.F.R. Section 309.5(g)(8)) of a Regulatory Authority by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.
ARTICLE 12
DEFINITIONS
Section 12.1    Definitions. In addition to those terms defined throughout this Agreement, the following terms, when used herein, shall have the following meanings:
(a)“Acquiror Articles of Incorporation” means the Amended and Restated Articles of Incorporation of Heritage Financial Corporation, as amended.
(b)“Acquiror Bank” means Heritage Bank, a Washington-chartered nonmember bank headquartered in Olympia, Washington, and a wholly-owned subsidiary of Acquiror.
(c)“Acquiror Benefit Plan” means any: (i) qualified or nonqualified “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or other deferred compensation or retirement plan or arrangement; (ii) “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) or other health, welfare or similar plan or arrangement; (iii) “employee benefit plan” (as defined in Section 3(3) of ERISA); (iv) equity-based plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit or similar plan, agreement or award); (v) other compensation, severance, bonus, profit-sharing or incentive plan or arrangement; or (vi) change in control agreement or employment or severance agreement, in each case with respect to clauses (i) through (vi) of this definition, that are maintained by, sponsored by, contributed to, or required to be contributed to, by Acquiror or any of its Subsidiaries for the benefit of any current or former employee, officer or director of Acquiror or any of its Subsidiaries, or any beneficiary thereof.
(d)“Acquiror Board” means the board of directors of Acquiror.
(e)“Acquiror Bylaws” means the Heritage Financial Corporation Amended and Restated Bylaws, as amended.
(f)“Acquiror Capital Stock” means the Acquiror Common Stock and the Acquiror Preferred Stock, collectively.
(g)“Acquiror Common Stock” means the common stock, no par value per share, of Acquiror.
(h)“Acquiror Equity Award” means any outstanding stock option, stock appreciation right, restricted stock award, restricted stock unit, or other equity award granted under an Acquiror Stock Plan.
(i)“Acquiror ERISA Affiliate” means each “person” (as defined in Section 3(9) of ERISA) that, at any relevant time, would be treated as a single employer with Acquiror or any of its Subsidiaries for purposes of Section 414 of the Code.
(j)“Acquiror Material Contract” means each Contract filed or incorporated by reference as an exhibit to an Acquiror SEC Report.
(k)“Acquiror SEC Reports” means the annual, quarterly and other reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) filed or furnished by Acquiror with the SEC under the Securities Act, the Exchange Act, or the regulations thereunder.
(l)“Acquiror Shareholder Approval” means the approval of the Acquiror Stock Issuance, as required by Rule 5635(a) of the Nasdaq Rules, by the affirmative vote of the holders of a majority of the votes cast on the matter assuming that a quorum is present.
(m)“Acquiror Stock Issuance” means the issuance of the Acquiror Common Stock pursuant to this Agreement.
(n)“Acquiror Stock Plans” means collectively the following:
(i)Heritage Financial Corporation 2023 Omnibus Equity Plan; and
(ii)Heritage Financial Corporation 2014 Omnibus Equity Plan, as amended.

(o)“Acquisition Proposal” means a tender or exchange offer to acquire more than 25% of the voting power in the Company or any of its Subsidiaries, a proposal for a merger, consolidation or other business combination involving the Company or any of its Subsidiaries or any other proposal or offer to acquire in any manner more than 25% of the voting power in, or more than 25% of the business, assets or deposits of, the Company or any of its Subsidiaries, other than the Contemplated Transactions and other than any sale of whole loans and securitizations in the Ordinary Course of Business.
(p)“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly Controlling, Controlled by or under common Control with, such specified Person.
(q)“Bank” means Kitsap Bank, a Washington-chartered nonmember bank headquartered in Port Orchard, Washington, and a wholly-owned subsidiary of the Company.
(r)“Bank Merger” means the merger of the Bank with and into, and under the charter of, Acquiror Bank.
(s)“BHCA” means the Bank Holding Company Act of 1956, as amended.
(t)“Burdensome Condition” means any condition or restriction contained in or issued in connection with any Requisite Regulatory Approval that would: (i) reasonably be expected to be materially burdensome on, or impair in any material respect the benefits of the Contemplated Transactions to the Surviving Entity; (ii) require a material modification of, or impose any material limitation or restriction on, the activities, governance, legal structure, compensation or fee arrangements of the Surviving Entity or any of its Subsidiaries; (iii) require any Person other than the Surviving Entity to guaranty, support or maintain the capital of any of its Subsidiaries after the Closing Date; (iv) cause any Person other than the Surviving Entity to be deemed to control Surviving Entity’s Subsidiaries after the Closing Date; or (v) require any contribution of capital to the Company, Bank or any Subsidiary of Acquiror at the Closing; provided, however, that the following shall not be deemed to be included in the preceding list and shall not be deemed a “Burdensome Condition:” any restraint, limitation, term, requirement, provision or condition that applies generally to financial or bank holding companies and banks as provided by any Legal Requirement or written and publicly available supervisory guidance of general applicability, in each case, as in effect on the date hereof.
(u)“Business Day” means any day except Saturday, Sunday and any day on which banks in Olympia or Port Orchard, Washington, are authorized or required by law or other government action to close.
(v)“CARES Act” means the Coronavirus Aid, Relief, and Economics Act (Pub. L. 116-136), as amended and supplemented, and any administrative or other guidance published with respect thereto by any Regulatory Authority (including IRS Notices 2020-22 and 2020-65), or any other law (including the Consolidated Appropriations Act, 2021 (Pub. L. 116-260) and the American Rescue Plan Act of 2021 (Pub. L. 117-2)) or executive order or executive memorandum (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020) intended to address the consequences of COVID-19 (in each case, including any comparable provisions of state, local or foreign law and including any related or similar orders or declarations from any Regulatory Authority).
(w)“CIC Payment” means any severance benefit or other payment in connection with the Contemplated Transactions (including in connection with any other event) under the Transition and Separation Agreements, an employment, change in control, severance, retention, salary continuation agreement or other agreement.
(x)“Closing Acquiror Common Stock Price” means the weighted average of the daily closing sales prices of a share of Acquiror Common Stock as reported on the Nasdaq Global Stock for the fifteen (15) consecutive trading days immediately preceding the Closing Date.
(y)“Code” means the Internal Revenue Code of 1986, as amended, and any rules, regulations and guidance promulgated thereunder.
(z)“Company Articles of Incorporation” means the Amended and Restated Articles of Incorporation of the Company, as amended.
(aa)“Company Benefit Plan” means any: (i) qualified or nonqualified “employee pension benefit plan” (as defined in Section 3(2) of ERISA), whether or not subject to ERISA, or other deferred compensation or retirement plan or arrangement; (ii) “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), whether or not subject to ERISA, or other health, welfare or similar plan or arrangement; (iii) “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA; (iv) equity-based compensation plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award); (v) other compensation, deferred compensation, severance, bonus, profit-sharing or incentive plan or arrangement; or (vi) change in control agreement, retention agreement or employment or severance agreement, in each case with respect to clauses (i) through (vi) of this definition, that are maintained by, sponsored by, contributed to, or required to be contributed to, by the Company, any of its Subsidiaries or any Company ERISA Affiliate, for the benefit of any current or former employee, officer or director of the Company, any of its Subsidiaries or any Company ERISA Affiliate, or any beneficiary thereof. For the avoidance of doubt, each Company Phantom Plan constitutes a Company Benefit Plan.
(ab)“Company Board” means the board of directors of the Company.
(ac)“Company Bylaws” means the Amended and Restated Bylaws of the Company, as amended and restated.
(ad)“Company Capital Stock” means the Company Class A Voting Common Stock and the Company Class B Nonvoting Common Stock, collectively.
(ae)“Company Class A Voting Common Stock” means the Class A Voting Common Stock, no par value per share, of the Company.
(af)“Company Class B Nonvoting Common Stock” means the Class B Nonvoting Common Stock, no par value per share, of the Company.

(ag)“Company ERISA Affiliate” means each “person” (as defined in Section 3(9) of ERISA) that is treated as a single employer with the Company or any of its Subsidiaries for purposes of Section 414(b), (c), (m) or (o) of the Code.
(ah)“Company Phantom Plans” means, collectively, the following:
(i)Kitsap Bank Phantom Stock Plan;
(ii)Kitsap Bank 2022 Long Term Incentive Plan;
(iii)Olympic Bancorp Stock Appreciation Rights Plan; and
(iv)Olympic Bancorp 2005 Stock Appreciation Rights Plan.
(ai)“Company Shareholder Approval” means the adoption and approval of this Agreement by the shareholders of the Company, in accordance with Section 23B.11A.040 of the WBCA and Company Articles of Incorporation, by the affirmative vote of holders of two-thirds of the outstanding shares of Company Capital Stock, voting together as a single class, at the Company Shareholders’ Meeting.
(aj)“Contemplated Transactions” means all of the transactions contemplated by this Agreement, including: (i) the Merger; (ii) the performance by the Company and Acquiror of their respective covenants and obligations under this Agreement; (iii) Acquiror’s issuance of shares of Acquiror Common Stock pursuant to the Registration Statement and payment of cash in lieu of fractional shares of Acquiror Common Stock pursuant to Section 2.3 in connection with the Merger; and (iv) the Bank Merger.
(ak)“Contract” means any agreement, contract, obligation, promise or understanding (whether written or oral and whether express or implied) that is legally binding: (i) under which a Person has or may acquire any rights; (ii) under which such Person has or may become subject to any obligation or liability; or (iii) by which such Person or any of the assets owned or used by such Person is or may become bound.
(al)“Control,” “Controlling” or “Controlled” when used with respect to any specified Person, means the power to vote twenty-five percent (25%) or more of any class of voting securities of a Person, the power to control in any manner the election of a majority of the directors or partners of such Person, or the power to exercise a controlling influence over the management or policies of such Person.
(am)“CRA” means the Community Reinvestment Act, as amended.
(an)“Deferred Payroll Taxes” means any Taxes payable by the Company or any of its Subsidiaries that: (i) relates to the portion of the “payroll tax deferral period” (as defined in Section 2302(d) of the CARES Act) that occurs prior to the Closing; and (ii) that is payable following the Closing as permitted by Section 2302(a) of the CARES Act, similar law or executive order (together with all regulations and guidance related thereto issued by a Regulatory Authority).

(ao)“Deposit Insurance Fund” means the fund that is maintained by the FDIC to allow it to make up for any shortfalls from a failed depository institution’s assets.
(ap)“Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or nonfinancial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.
(aq)“DOL” means the U.S. Department of Labor.
(ar)“Employee Retention Credits” means any “employee retention credit” pursuant to Section 2301 of the CARES Act.
(as)“Environmental Laws” means, collectively, any Legal Requirement, judgment or permit: (i) relating to pollution or the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or any exposure to or release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of) any hazardous or toxic materials, substances or wastes; or (ii) that regulates, imposes liability (including for enforcement, investigatory costs, cleanup, removal or response costs, natural resource damages, contribution, injunctive relief, personal injury or property damage) or establishes standards of care with respect to any of the foregoing.
(at)“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
(au)“Exchange Act” means the Securities Exchange Act of 1934, as amended.
(av)“FDIC” means the Federal Deposit Insurance Corporation.
(aw)“Federal Reserve” means the Board of Governors of the Federal Reserve System or the appropriate Federal Reserve Bank acting under delegated authority.
(ax)“FFCRA” means the Families First Coronavirus Response Act, as amended.
(ay)“GAAP” means generally accepted accounting principles in the U.S., consistently applied.
(az)“Hazardous Materials” means any substance, waste, contaminant, pollutant, gas or other material that is regulated by, subject to control or remediation pursuant to, or the use, handling, storage, disposal or release of which is subject to or may result in liability under, any Environmental Laws or is otherwise regulated under Environmental Laws. For the avoidance of doubt, Hazardous Materials includes, but is not limited to, polychlorinated biphenyls, asbestos in any form or condition, petroleum or petroleum products and any per- or poly-fluoroalkyl substances.
(ba)“ICFR” means internal control over financial reporting.
(bb)“Immediate Family Member” means a Person’s spouse, parents, stepparents, children, stepchildren, mothers and fathers-in-law, sons and daughters-in-law, siblings, brothers and sisters-in-law, and any other Person (other than a tenant or employee) sharing such Person’s household.
(bc)“IRS” means the U.S. Internal Revenue Service.
(bd)“Knowledge” means, assuming due inquiry under the facts or circumstances, the actual knowledge of (i) for the Company, its Chief Executive Officer, President, Chief Financial Officer and Chief Operating Officer; and (ii) for Acquiror, its President and Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, in each case as the context requires.
(be)“Legal Action” means any legal, administrative, arbitral or other Proceedings, suits, actions, investigations, examinations, claims, audits, hearings, charges, complaints, indictments, litigations or examinations.
(bf)“Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational or other Order, constitution, law, ordinance, regulation, rule, statute or treaty.
(bg)“Material Adverse Effect” as used with respect to a party, means an event, circumstance, change, effect or occurrence which, individually or together with any other event, circumstance, change, effect or occurrence: (i) is or would reasonably be expected to be materially adverse to the business, financial condition, assets, liabilities or results of operations of such party and each of its Subsidiaries, taken as a whole; or (ii) materially impairs or would be reasonably likely to materially impair the ability of such party to perform its obligations under this Agreement or to consummate the Merger and the other Contemplated Transactions on a timely basis; provided, that, in determining whether a Material Adverse Effect has occurred, there shall be excluded any effect to the extent attributable to or resulting from: (A) changes in Legal Requirements and the interpretation of such Legal Requirements by courts or Regulatory Authorities; (B) changes in GAAP or regulatory accounting requirements; (C) changes or events generally affecting banks, bank holding companies or financial holding companies, or the economy or the financial, securities or credit markets, including changes in prevailing interest rates, liquidity and quality, currency exchange rates, price levels or trading volumes in the U.S. or foreign securities markets; (D) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States; (E) the effects of the actions expressly permitted or required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the Contemplated Transactions, including the costs and expenses associated therewith and the response or reaction of customers, vendors, licensors, investors or employees; (F) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or other financial forecasts (it being understood that the underlying cause of such decline or failure may be taken into account in determining whether a

Material Adverse Effect has occurred); and (G) changes after the Agreement Date resulting from any hurricanes, earthquakes, tornados, floods or other natural disasters, man-made disasters or any outbreak of any epidemic, pandemic or other public health event or emergencies (including any law, directive or guideline issued by a Regulatory Authority in response thereto); except, with respect to clauses (A), (B), (C) and (D), to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations or business of such party and each of its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and each of its Subsidiaries operate.
(bh)“Nasdaq Rules” means the listing rules of the Nasdaq Stock Market.
(bi)“Order” means any award, decision, injunction, judgment, order, ruling, extraordinary supervisory letter, memorandum of understanding, resolution, agreement, directive, subpoena or verdict entered, issued, made, rendered or required by any court, administrative or other governmental agency, including any Regulatory Authority, or by any arbitrator.
(bj)“Ordinary Course of Business” shall include any action taken by a Person only if such action is consistent with the past practices of such Person and is similar in nature and magnitude to actions customarily taken in the ordinary course of the normal day-to-day operations of such Person.
(bk)“OREO” means real estate owned by a Person and designated as “other real estate owned.”
(bl)“PBGC” means the U.S. Pension Benefit Guaranty Corporation.
(bm)“Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, foundation, joint venture, estate, trust, association, organization, labor union or other entity or Regulatory Authority.
(bn)“Proceeding” means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any judicial or governmental authority, including a Regulatory Authority, or arbitrator.
(bo)“Proxy Statement” means a proxy statement prepared by the Company or Acquiror for use in connection with the Company Shareholders’ Meeting and the Acquiror Shareholders’ Meeting, respectively, all in accordance with the WBCA, the rules and regulations of the SEC and other Legal Requirements.
(bp)“Registration Statement” means a registration statement on Form S-4 or other applicable form under the Securities Act covering the shares of Acquiror Common Stock to be issued pursuant to this Agreement, which shall include the Proxy Statement.
(bq)“Regulation S-K” means Regulation S-K promulgated under the Securities Act, as amended.

(br)“Regulatory Authority” means any federal, state or local governmental body, agency, court or authority that, under applicable Legal Requirements: (i) has supervisory, judicial, administrative, police, enforcement, taxing or other power or authority over the Company, Acquiror, or any of their respective Subsidiaries; (ii) is required to approve, or give its consent to, the Contemplated Transactions; or (iii) with which a filing must be made in connection therewith.
(bs)“Representative” means with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors.
(bt)“Requisite Regulatory Approvals” means all necessary permits, consents, approvals and authorizations from all applicable Regulatory Authorities for approval of the Contemplated Transactions, other than the Bank Merger.
(bu)“SEC” means the Securities and Exchange Commission.
(bv)“Securities Act” means the Securities Act of 1933, as amended.
(bw)“Subsidiary” with respect to any Person means an affiliate controlled by such Person directly or indirectly through one or more intermediaries.
(bx)“Superior Proposal” means a bona fide written Acquisition Proposal (with all references to “25%” in the definition of Acquisition Proposal being treated as references to “51%” for these purposes) which the Company Board concludes in good faith to be more favorable from a financial point of view to its shareholders than the Merger and the Contemplated Transactions, (i) after receiving the advice of its financial advisor; (ii) after taking into account the likelihood and timing of consummation of the proposed transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein); and (iii) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory (including the advice of outside counsel regarding the potential for regulatory approval of any such proposal) and other aspects of such proposal and any other relevant factors permitted under applicable Legal Requirements.
(by)“Tax” or “Taxes” means any U.S. federal, state, local, non-U.S., income tax or non-income tax, gross receipts, net receipts, license tax, lease tax, service tax, service use tax, alternative or add-on minimum tax, franchise tax, capital gains tax, value-added tax, sales tax, use tax, excise tax, property (real or personal) tax, unclaimed property, escheat tax, production tax, ad valorem tax, payroll tax, withholding tax, employment tax, unemployment tax, severance tax, social security or similar tax, gift tax or estate tax, transfer tax, recording tax, documentary tax, levy, assessment, tariff, duty (including any customs duty), deficiency or other fee and any other taxes of any kind, together with any related charge or amount (including any fine, penalty, interest or addition to tax), imposed, assessed or collected by or under the authority of any Taxing Authority or payable pursuant to any tax-sharing agreement or any other Contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency or fee.
(bz)“Tax Return” means any return (including any information return), report, statement, schedule, notice, form or other document or information filed with or submitted to, or required to be filed with or submitted to, any Regulatory Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax, including any schedule or attachment thereto, and including any amendment thereof.
(ca)“Taxing Authority” means any Regulatory Authority which imposes federal, state, local or foreign Taxes.
(cb)“Transition Date” means, with respect to any Covered Employee, the date Acquiror commences providing benefits to such employee with respect to each New Plan.
(cc)“U.S.” means the United States of America.
(cd)“WADFI” means the Washington State Department of Financial Institutions.
(ce)“WBCA” means the Washington Business Corporation Act, as amended.
Section 12.2    Principles of Construction.
(a)In this Agreement, unless otherwise stated or the context otherwise requires, the following uses apply: (i) actions permitted under this Agreement may be taken at any time and from time to time in the actor’s sole discretion; (ii) references to a statute shall refer to the statute and any successor statute, and to all regulations promulgated under or implementing the statute or its successor, as in effect at the relevant time; (iii) in computing periods from a specified date to a later specified date, the words “from” and “commencing on” (and the like) mean “from and including,” and the words “to,” “until” and “ending on” (and the like) mean “to, but excluding;” (iv) references to a governmental or quasi-governmental agency, authority or instrumentality shall also refer to a regulatory body that succeeds to the functions of the agency, authority or instrumentality; (v) indications of time of day mean Central Time; (vi) “including” means “including, but not limited to;” (vii) all references to sections, schedules and exhibits are to sections, schedules and exhibits in or to this Agreement unless otherwise specified; (viii) all words used in this Agreement will be construed to be of such gender or number as the circumstances and context require; (ix) the captions and headings of articles, sections, schedules and exhibits appearing in or attached to this Agreement have been inserted solely for convenience of reference and shall not be considered a part of this Agreement nor shall any of them affect the meaning or interpretation of this Agreement or any of its provisions; and (x) any reference to a document or set of documents in this Agreement, and the rights and obligations of the parties under any such documents, means such document or documents as amended from time to time, and any and all modifications, extensions, renewals, substitutions or replacements thereof.
(b)The schedules of each of the Company and Acquiror referred to in this Agreement (the “Company Disclosure Schedules” and the “Acquiror Disclosure Schedules,” respectively, and collectively the “Schedules”) shall consist of items, the disclosure of which with respect to a specific party is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained herein or to one or more covenants contained herein, which Schedules were delivered by each of the Company and Acquiror to the other before the Agreement Date; provided, that: (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect; (ii) the mere inclusion of an item in the Company Disclosure Schedules or Acquiror Disclosure Schedules as an exception to a representation or warranty shall not be deemed an admission by the Company or Acquiror, as applicable, that such item represents a material exception or fact, event or circumstance, including as the term “material” is defined in applicable laws and regulations promulgated by the SEC, or that such item is reasonably likely to result in a Material Adverse Effect; and (iii) any disclosures made with respect to a section of the Agreement shall be deemed to qualify (A) any other section of the Agreement specifically referenced or cross-referenced; and (B) other sections of the Agreement to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections. In the event of any inconsistency between the statements in the body of this Agreement and those in the Schedules (other than an exception expressly set forth as such in the Schedules), the statements in the body of this Agreement will control.
(c)All accounting terms not specifically defined herein shall be construed in accordance with GAAP.
(d)With regard to each and every term and condition of this Agreement and any and all agreements and instruments subject to the terms hereof, the parties hereto understand and agree that the same have or has been mutually negotiated, prepared and drafted, and that if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which party hereto actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto.
[Remainder of Page Intentionally Left Blank]
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers on the day and year first written above.

ACQUIROR:		COMPANY:

Heritage Financial Corporation		Olympic Bancorp, Inc.

By:	/s/ Bryan D. McDonald	By:	/s/ Steven L. Politakis
Name:	Bryan D. McDonald	Name:	Steven L. Politakis
Title:	President and Chief Executive Officer	Title:	President and Chief Executive Officer
[Signature Page to Agreement and Plan of Merger]

Exhibit A
Form of Company Voting Agreement
See attached.

VOTING AND SUPPORT AGREEMENT
This Voting and Support Agreement (this “Agreement”) is entered into as of September 25, 2025, among HERITAGE FINANCIAL CORPORATION, a Washington corporation (“Acquiror”), OLYMPIC BANCORP, INC., a Washington corporation (the “Company”), and those directors and/or officers of the Company whose names appear on the signature page of this Agreement and who own or control the voting of any shares of voting common stock of the Company (such shareholders collectively referred to in this Agreement as the “Principal Shareholders,” and individually as a “Principal Shareholder”).
RECITALS
A.    As of the date hereof, each Principal Shareholder is the owner or controls the vote of the number of shares of the Company’s Class A Voting Common Stock, no par value per share (“Company Class A Voting Common Stock”), as is set forth opposite such Principal Shareholder’s name on the signature page attached hereto.
B.    Acquiror is contemplating the acquisition of the Company by means of a merger (the “Merger”) of the Company with and into Acquiror, all pursuant to an Agreement and Plan of Merger, dated as of September 25, 2025 (the “Merger Agreement”), between Acquiror and the Company.
C.    Acquiror and the Company are unwilling to expend the substantial time, effort and expense necessary to implement the Merger, including applying for and obtaining necessary approvals of regulatory authorities, unless all of the Principal Shareholders enter into this Agreement.
D.    Each Principal Shareholder believes it is in his or her best interest as well as the best interest of the Company for Acquiror and the Company to consummate the Merger.
AGREEMENTS
In consideration of the foregoing premises, which are incorporated herein by this reference, and the covenants and agreements of the parties herein contained, and as an inducement to Acquiror and the Company to enter into the Merger Agreement and to incur the expenses associated with the Merger, the parties hereto, intending to be legally bound, hereby agree as follows:
Section 1.    Definitions; Construction. All terms that are capitalized and used herein (and are not otherwise specifically defined herein) shall be used in this Agreement as defined in the Merger Agreement. The parties hereby incorporate by this reference the principles of construction set forth in Section 12.2 of the Merger Agreement.
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Section 2.    Representations and Warranties. Each Principal Shareholder, as to himself or herself and not jointly, represents and warrants that as of the date hereof, he or she:
(a)owns beneficially and of record the number of shares of Company Class A Voting Common Stock as is set forth opposite such Principal Shareholder’s name on the signature page attached hereto;
(b)has the sole, or joint with such Principal Shareholder’s spouse or any other Principal Shareholder, voting power with respect to such shares of Company Class A Voting Common Stock; and
(c)has all necessary power and authority to enter into this Agreement and further represents and warrants that this Agreement is the legal, valid and binding agreement of such Principal Shareholder, and is enforceable against such Principal Shareholder in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity.
Section 3.    Voting Agreement. Each Principal Shareholder hereby agrees that at any meeting of the Company’s shareholders however called, and in any action by written consent of the Company’s shareholders, such Principal Shareholder shall vote, or cause to be voted, all shares of Company Class A Voting Common Stock now or at any time hereafter owned or controlled by him or her at the time of such meeting of the Company’s shareholders or action by written consent:
(a)for the approval and adoption of the Merger Agreement and in favor of the Merger and the other Contemplated Transactions as described in the Merger Agreement;
(b)against any Acquisition Proposal involving any party other than Acquiror or an Affiliate of Acquiror; and
(c)against any action or agreement that would reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement.
Additionally, each Principal Shareholder hereby agrees that such Principal Shareholder shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with this Section 3.
Section 4.    Additional Covenants. Except as required by law, each Principal Shareholder agrees that he or she will:
(a)not sell, assign, transfer or otherwise dispose of, and will use commercially reasonable efforts to prevent any of his or her Affiliates prior to the Effective Time from selling, assigning, transferring or otherwise disposing of, any Company Class A Voting Common Stock owned of record or beneficially by such Principal Shareholder, whether such shares of Company
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Class A Voting Common Stock are owned of record or beneficially by such Principal Shareholder on the date of this Agreement or are subsequently acquired by any method, except: (i) for transfers by will or by operation of law (in which case this Agreement shall bind the transferee); (ii) a transfer for estate and tax planning purposes, subject in each case to the transferee agreeing in writing to be bound by the terms of this Agreement; (iii) with the prior written consent of Acquiror (which consent shall not be unreasonably withheld), for any sales, assignments, transfers or other dispositions necessitated by hardship; or (iv) as Acquiror may otherwise agree in writing;
(b)not vote or execute any action by written consent to rescind or amend in any manner any prior vote or action by written consent to approve or adopt the Merger Agreement or any of the other Contemplated Transactions;
(c)if the Principal Shareholder is a director of the Company, use his or her best efforts to cause any necessary meeting of the Company’s shareholders to be duly called and held, or any necessary consent of shareholders to be obtained, for the purpose of approving or adopting the Merger Agreement and the Contemplated Transactions;
(d)use commercially reasonable efforts to cause any of his or her Affiliates to cooperate with Acquiror in connection with the Merger Agreement and the Contemplated Transactions; and
(e)execute and deliver such additional instruments and documents and take such further action as may be reasonably necessary to effectuate and comply with his or her respective obligations under this Agreement.
Section 5.    No Economic Benefit. Nothing contained in this Agreement shall be deemed to vest in Acquiror any direct or indirect ownership or incidence of ownership of or with respect to any of the Company Class A Voting Common Stock. All rights, ownership and economic benefits of and relating to the Company Class A Voting Common Stock shall remain and belong to the applicable shareholder and Acquiror shall have no power or authority to direct any shareholder in the voting of any of the Company Class A Voting Common Stock or the performance by any shareholder of its duties or responsibilities as a shareholder of the Company, except as otherwise provided herein. For the avoidance of doubt, this is a voting and support agreement only, and is not to be interpreted as a written consent to the Merger or as granting Acquiror a proxy to vote the Company Class A Voting Common Stock subject to this Agreement.
Section 6.    Termination. Notwithstanding any other provision of this Agreement, this Agreement shall automatically terminate on the earlier of: (a) the date of termination of the Merger Agreement as set forth in Article 10 thereof, as such termination provisions may be amended by Acquiror and the Company from time to time; (b) the date of the Company Shareholder Approval; or (c) the date, if any, on which the Company publicly discloses that the Company Board has made a Company Adverse Recommendation.
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Section 7.    Amendment and Modification. This Agreement may be amended, modified or supplemented at any time by the written approval of such amendment, modification or supplement by the Company, Acquiror and all of the Principal Shareholders.
Section 8.    Entire Agreement. This Agreement evidences the entire agreement among the parties hereto with respect to the matters provided for herein and there are no agreements, representations or warranties with respect to the matters provided for herein other than those set forth herein and in the Merger Agreement and any written agreements related thereto. Except for the Merger Agreement, this Agreement supersedes any agreements among any of the Company, its shareholders or Acquiror concerning the acquisition, disposition or control of any Company Class A Voting Common Stock.
Section 9.    Absence of Control. Subject to any specific provisions of this Agreement, it is the intent of the parties to this Agreement that Acquiror by reason of this Agreement shall not be deemed (until consummation of the Contemplated Transactions) to control, directly or indirectly, the Company and shall not exercise, or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of the Company.
Section 10.    Informed Action. Each Principal Shareholder acknowledges that he or she has had an opportunity to be advised by counsel of his or her choosing with regard to this Agreement and the transactions and consequences contemplated hereby. Each Principal Shareholder further acknowledges that he or she has received a copy of the Merger Agreement and is familiar with its terms.
Section 11.    Severability. The parties agree that if any provision of this Agreement shall under any circumstances be deemed invalid or inoperative, this Agreement shall be construed with the invalid or inoperative provisions deleted and the rights and obligations of the parties shall be construed and enforced accordingly.
Section 12.    Counterparts; PDF Signatures. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed and accepted by portable data file (pdf) signature and any such signature shall be of the same force and effect as an original signature.
Section 13.    Governing Law. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Washington applicable to agreements made and wholly to be performed in such state without regard to conflicts of laws.
Section 14.    Successors; Assignment. This Agreement shall be binding upon and inure to the benefit of the Company and Acquiror, and their successors and permitted assigns, and the Principal Shareholders and their respective spouses, executors, personal representatives, administrators, heirs, legatees, guardians and other legal representatives. This Agreement shall survive the death or incapacity of any Principal Shareholder. This Agreement may be assigned only by Acquiror, and then only to an Affiliate of Acquiror.
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Section 15.    Directors’ Duties. The parties hereto acknowledge that each Principal Shareholder is entering into this Agreement solely in his or her capacity as a shareholder of the Company and, notwithstanding anything to the contrary in this Agreement, nothing in this Agreement is intended or shall be construed to require any Principal Shareholder, in his or her capacity as a director and/or officer of the Company and/or the Bank, as applicable, to act or fail to act in accordance with his or her fiduciary duties in such director and/or officer capacity. Furthermore, no Principal Shareholder makes any agreement or understanding herein in his or her capacity as a director and/or officer of the Company and/or the Bank. For the avoidance of doubt, nothing in this Section shall in any way limit, modify or abrogate any of the obligations of the Principal Shareholders hereunder to vote the shares of Company Class A Voting Common Stock owned by him or her in accordance with the terms of the Agreement and not to transfer any shares except as permitted by this Agreement.
Section 16.    WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY OR DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION.
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IN WITNESS WHEREOF, the parties hereto have executed this Agreement individually, or have caused this Agreement to be executed by their respective officers, on the day and year first written above.

ACQUIROR:		COMPANY:

HERITAGE FINANCIAL CORPORATION		OLYMPIC BANCORP, INC.

By:		By:
Name:	Bryan D. McDonald	Name:	Steven L. Politakis
Title:	President and Chief Executive Officer	Title:	Chief Executive Officer

Principal Shareholders	Shares Owned

[●]
Name: Cynthia Langer Smith

[●]
Name: Melinda Smith Pigors

[●]
Name: Steven Politakis

[●]
Name: John Hogan

[●]
Name: Robert Wise

[●]
Name: Anthony Panagiotu

[●]
Name: Tina Pappas

[●]
Name: Jeff Dolven

[●]
Name: Anthony George

[●]
Name: Alan Crain

Exhibit B
Form of Acquiror Voting Agreement
See attached.

VOTING AND SUPPORT AGREEMENT
This Voting and Support Agreement (this “Agreement”) is entered into as of September 25, 2025, among OLYMPIC BANCORP, INC., a Washington corporation (the “Company”), and those directors and/or officers of HERITAGE FINANCIAL CORPORATION, a Washington corporation (“Acquiror”), whose names appear on the signature page of this Agreement and who own or control the voting of any shares of common stock of Acquiror (such shareholders collectively referred to in this Agreement as the “Principal Shareholders,” and individually as a “Principal Shareholder”).
RECITALS
A.    As of the date hereof, each Principal Shareholder is the owner or controls the vote of certain shares of Acquiror’s common stock, with no par value per share (“Acquiror Stock”).
B.    Acquiror is contemplating the acquisition of the Company by means of a merger (the “Merger”) of the Company with and into Acquiror, all pursuant to an Agreement and Plan of Merger, dated as of September 25, 2025 (the “Merger Agreement”), between Acquiror and the Company.
C.    Acquiror and the Company are unwilling to expend the substantial time, effort and expense necessary to implement the Merger, including applying for and obtaining necessary approvals of regulatory authorities, unless all of the Principal Shareholders enter into this Agreement.
D.    Each Principal Shareholder believes it is in his or her best interest as well as the best interest of the Company for Acquiror and the Company to consummate the Merger.
AGREEMENTS
In consideration of the foregoing premises, which are incorporated herein by this reference, and the covenants and agreements of the parties herein contained, and as an inducement to Acquiror and the Company to enter into the Merger Agreement and to incur the expenses associated with the Merger, the parties hereto, intending to be legally bound, hereby agree as follows:
Section 1.    Definitions; Construction. All terms that are capitalized and used herein (and are not otherwise specifically defined herein) shall be used in this Agreement as defined in the Merger Agreement. The parties hereby incorporate by this reference the principles of construction set forth in Section 12.2 of the Merger Agreement.
Section 2.    Representations and Warranties. Each Principal Shareholder, as to himself or herself and not jointly, represents and warrants that as of the date hereof, he or she:
(a)owns beneficially and of record each of his or her shares of Acquiror Stock;
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(b)has the sole, or joint with such Principal Shareholder’s spouse or any other Principal Shareholder, voting power with respect to such shares of Acquiror Stock; and
(c)has all necessary power and authority to enter into this Agreement and further represents and warrants that this Agreement is the legal, valid and binding agreement of such Principal Shareholder, and is enforceable against such Principal Shareholder in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity.
Section 3.    Voting Agreement. Each Principal Shareholder hereby agrees that at any meeting of Acquiror’s shareholders however called, and in any action by written consent of Acquiror’s shareholders, such Principal Shareholder shall vote, or cause to be voted, all shares of Acquiror Stock now or at any time hereafter owned or controlled by him or her at the time of such meeting of Acquiror’s shareholders or action by written consent:
(a)for the approval of the Acquiror Stock Issuance; and
(b)against any action or agreement that would reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation of Acquiror under the Merger Agreement.
Additionally, each Principal Shareholder hereby agrees that such Principal Shareholder shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with this Section 3.
Section 4.    Additional Covenants. Except as required by law, each Principal Shareholder agrees that he or she will:
(a)not sell, assign, transfer or otherwise dispose of, and will use commercially reasonable efforts to prevent any of his or her Affiliates prior to the Effective Time from selling, assigning, transferring or otherwise disposing of, any Acquiror Stock owned of record or beneficially by such Principal Shareholder, whether such shares of Acquiror Stock are owned of record or beneficially by such Principal Shareholder on the date of this Agreement or are subsequently acquired by any method, except: (i) for transfers by will or by operation of law (in which case this Agreement shall bind the transferee); (ii) a transfer for estate and tax planning purposes, subject in each case to the transferee agreeing in writing to be bound by the terms of this Agreement; (iii) with the prior written consent of Acquiror (which consent shall not be unreasonably withheld), for any sales, assignments, transfers or other dispositions necessitated by hardship; (iv) net settlement of a Principal Shareholders’ stock options, restricted stock units, or other equity awards under Acquiror Stock Plans to pay the exercise price thereof and satisfy any tax withholding obligations; (v) withholding of Acquiror Stock in connection with vesting of any stock options, restricted stock units, or other equity awards under Acquiror Stock Plans to satisfy tax withholding obligations; and (vi) as the Company may otherwise agree in writing;
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(b)not vote or execute any action by written consent to rescind or amend in any manner any prior vote or action by written consent to approve the Acquiror Stock Issuance, except in compliance with Section 3;
(c)if the Principal Shareholder is a director of Acquiror, use his or her best efforts to cause any necessary meeting of Acquiror’s shareholders to be duly called and held, or any necessary consent of shareholders to be obtained, for the purpose of approving Acquiror Stock Issuance;
(d)use commercially reasonable efforts to cause any of his or her Affiliates to cooperate with the Company in connection with the Merger Agreement and the Contemplated Transactions; and
(e)execute and deliver such additional instruments and documents and take such further action as may be reasonably necessary to effectuate and comply with his or her respective obligations under this Agreement.
Section 5.    No Economic Benefit. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any of the Acquiror Stock. All rights, ownership and economic benefits of and relating to the Acquiror Stock shall remain and belong to the applicable shareholder and the Company shall have no power or authority to direct any shareholder in the voting of any of the Acquiror Stock or the performance by any shareholder of its duties or responsibilities as a shareholder of Acquiror, except as otherwise provided herein. For the avoidance of doubt, this is a voting and support agreement only, and is not to be interpreted as a written consent to the Merger or as granting the Company a proxy to vote the Acquiror Stock subject to this Agreement.
Section 6.    Termination. Notwithstanding any other provision of this Agreement, this Agreement shall automatically terminate on the earlier of: (a) the date of termination of the Merger Agreement as set forth in Article 10 thereof, as such termination provisions may be amended by Acquiror and the Company from time to time; (b) the date of the Acquiror Shareholder Approval; or (c) the date, if any, on which the Company discloses that the Company Board has made a Company Adverse Recommendation.
Section 7.    Amendment and Modification. This Agreement may be amended, modified or supplemented at any time by the written approval of such amendment, modification or supplement by the Company, Acquiror and all of the Principal Shareholders.
Section 8.    Entire Agreement. This Agreement evidences the entire agreement among the parties hereto with respect to the matters provided for herein and there are no agreements, representations or warranties with respect to the matters provided for herein other than those set forth herein and in the Merger Agreement and any written agreements related thereto. Except for the Merger Agreement, this Agreement supersedes any agreements among any of Acquiror, its shareholders or the Company concerning the acquisition, disposition or control of any Acquiror Stock.
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Section 9.    Absence of Control. Subject to any specific provisions of this Agreement, it is the intent of the parties to this Agreement that the Company by reason of this Agreement shall not be deemed (until consummation of the Contemplated Transactions) to control, directly or indirectly, Acquiror and shall not exercise, or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of Acquiror.
Section 10.    Informed Action. Each Principal Shareholder acknowledges that he or she has had an opportunity to be advised by counsel of his or her choosing with regard to this Agreement and the transactions and consequences contemplated hereby. Each Principal Shareholder further acknowledges that he or she has received a copy of the Merger Agreement and is familiar with its terms.
Section 11.    Severability. The parties agree that if any provision of this Agreement shall under any circumstances be deemed invalid or inoperative, this Agreement shall be construed with the invalid or inoperative provisions deleted and the rights and obligations of the parties shall be construed and enforced accordingly.
Section 12.    Counterparts; PDF Signatures. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed and accepted by portable data file (pdf) signature and any such signature shall be of the same force and effect as an original signature.
Section 13.    Governing Law. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware applicable to agreements made and wholly to be performed in such state without regard to conflicts of laws.
Section 14.    Successors; Assignment. This Agreement shall be binding upon and inure to the benefit of the Company and Acquiror, and their successors and permitted assigns, and the Principal Shareholders and their respective spouses, executors, personal representatives, administrators, heirs, legatees, guardians and other legal representatives. This Agreement shall survive the death or incapacity of any Principal Shareholder. This Agreement may be assigned only by the Company, and then only to an Affiliate of the Company.
Section 15.    Directors’ Duties. The parties hereto acknowledge that each Principal Shareholder is entering into this Agreement solely in his or her capacity as a shareholder of Acquiror and, notwithstanding anything to the contrary in this Agreement, nothing in this Agreement is intended or shall be construed to require any Principal Shareholder, in his or her capacity as a director and/or officer of Acquiror and/or Acquiror Bank, as applicable, to act or fail to act in accordance with his or her fiduciary duties in such director and/or officer capacity. Furthermore, no Principal Shareholder makes any agreement or understanding herein in his or her capacity as a director and/or officer of Acquiror and/or Acquiror Bank. For the avoidance of doubt, nothing in this Section shall in any way limit, modify or abrogate any of the obligations of the Principal Shareholders hereunder to vote the shares of Acquiror Stock owned by him or her
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in accordance with the terms of the Agreement and not to transfer any shares except as permitted by this Agreement.
Section 16.    WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY OR DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION.
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In Witness Whereof, the parties hereto have executed this Agreement individually, or have caused this Agreement to be executed by their respective officers, on the day and year first written above.

COMPANY:		ACQUIROR:

OLYMPIC BANCORP, INC.		HERITAGE FINANCIAL CORPORATION

By:		By:
Name:	Steven L. Politakis	Name:	Bryan D. McDonald
Title:	Chief Executive Officer	Title:	President and Chief Executive Officer

Principal Shareholders

Name: Brian S. Charneski

Name: Trevor D. Dreyer

Name: Kimberly T. Ellwanger

Name: Gail B. Giacobbe

Name: Bryan D. McDonald

Name: Jeffrey S. Lyon

Name: Frederick B. Rivera

Name: Brian L. Vance

Name: Ann Watson

Name: Donald Hinson

Name: Tom Henning

Name: Matt Ray

Name: Amy Curran

Principal Shareholders

Name: Sabrina Robison

Name: Kelli Wilson

Name: Bill Glasby

Name: Tony Chalfant

Name: Nic Bley

Exhibit C
Form of Employment Agreement
See attached.

HERITAGE BANK
EMPLOYMENT AGREEMENT
This Employment Agreement is made and entered into as of September [●], 2025, by and between HERITAGE BANK, a bank chartered under the laws of the State of Washington, with its main office located in Olympia, Washington (the “Company”) and [●] (“Employee”). As used in this Agreement, capitalized terms have the meanings set forth in Section 21.
RECITALS
A.    Employee is currently employed by Kitsap Bank (“Kitsap Bank,” which is a wholly-owned subsidiary of Olympic Bancorp, Inc. (“Olympic”)).
B.    Olympic anticipates entering into an Agreement and Plan of Merger (the “Merger Agreement”) with Heritage Financial Corporation (“Parent”), pursuant to which Olympic will be merged with and into Parent (the “Merger”).
C.    The Company is a wholly-owned subsidiary of Parent.
D.    In connection with, and contingent upon the consummation of, the Merger, the Company desires to employ Employee pursuant to the terms of this Agreement and Employee desires to be employed by the Company pursuant to such terms.
E.    The Parties have made commitments to each other on a variety of important issues concerning Employee’s employment with the Company, including the performance that will be expected of Employee, the compensation Employee will be paid, how long and under what circumstances Employee will remain employed, and the financial details relating to any decision that either the Company or Employee may make to terminate this Agreement and Employee’s employment with the Company.
F.    The Parties desire to sign this Agreement as of the date written in the first paragraph of this Agreement, to be effective as of the Effective Date and, to the extent provided herein, to have this Agreement supersede all Prior Employment Agreements, and to have any such Prior Employment Agreements become null and void as of the Effective Date.
AGREEMENT
In consideration of the foregoing and the mutual promises and covenants of the Parties set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby expressly covenant and agree as follows:
1.Employment Period. The Company shall employ Employee during the Employment Period and Employee shall remain in the employ of the Company and provide services to the Company during the Employment Period in accordance with the terms of this Agreement. The “Employment Period” shall be the period beginning on the Effective Date and ending on the 18-month anniversary of the Effective Date, provided however, that the Employment Period may be terminated prior to such date in accordance with the terms of Section 4. To the extent Employee remains employed by the Company
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following the expiration of the Employment Period, or other termination of this Agreement, Employee shall be considered an at-will employee of the Company.
2.Duties. During the Employment Period, Employee shall devote Employee’s full business time, energy and talent to serving as [●] of the Company, subject to the direction of the [●] of the Company. Employee shall have the duties that are commensurate with Employee’s position(s) and any other duties that may be assigned to Employee by the [●] of the Company (the “[●]”) and Employee shall perform all such duties faithfully and efficiently. Employee shall have such powers as are inherent to the undertakings applicable to Employee’s position and necessary to carry out the duties required of Employee hereunder. Employee shall perform the duties required by this Agreement at the [Company]’s [●] office in [●], [●], unless the nature of such duties requires otherwise. Notwithstanding the foregoing provisions of this Section 2, during the Employment Period, Employee may devote reasonable time to activities other than those required under this Agreement, including activities of a charitable, educational, religious, or similar nature to the extent such activities do not, in the judgment of the CEO or the Board, inhibit, prohibit, interfere with, or conflict with Employee’s duties under this Agreement or conflict in any material way with the business of the Company or an Affiliate; provided, however, that Employee shall not serve on the board of directors of any business (other than the Company or an Affiliate) or hold any other position with any business without receiving the prior written consent of the Board.
3.Compensation and Benefits. During the Employment Period, while Employee is employed by the Company, the Company shall compensate Employee for Employee’s services as follows:
(a)Employee shall be paid a base salary at an annual rate of $[●] (the “Annual Base Salary”), which shall be payable in accordance with the normal payroll practices of the Company then in effect.
(b)For fiscal year 2026, Employee shall be eligible to receive a performance-based annual incentive bonus (the “Incentive Bonus”) for such fiscal year. The Incentive Bonus shall be established and determined in accordance with the Parent’s annual cash incentive plan, as may be in effect for fiscal year 2026, or otherwise as determined by the Parent Board, provided that Employee’s target bonus percentage of Annual Base Salary shall be comparable to other similarly situated employees of the Company, subject at all times to the absolute discretion of the Parent Board. Employee’s eligibility for such Incentive Bonus is conditioned upon Employee’s continued active employment through the applicable payment date of the Incentive Bonus. The Incentive Bonus may be prorated by the Company, based on the number of days Employee is employed by the Company during calendar year 2026.
(c)Employee shall be eligible to participate, subject to the terms thereof, in the Parent’s equity based incentive plan as may be in effect from time to time with respect to employees of the Company, provided that Employee’s target equity compensation plan award percentage of Annual Base Salary shall be comparable to other similarly situated employees of the Company, subject at all times to the absolute discretion of the Parent Board. Employee shall first become eligible for such equity awards in the first quarter of 2027, based on Employee’s 2026 performance. Except for the special equity award grant described in Section 3(f) below, all other equity awards granted to Employee during the Employment Period shall provide for vesting and other terms and conditions as determined in the sole discretion of the Parent Board.
(d)During the Employment Period, Employee and Employee’s dependents, as the case may be, shall be eligible to participate, subject to the terms thereof, in all tax-qualified retirement and similar benefit plans and all medical, dental, disability, group life, accidental death and travel accident
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insurance, and other similar welfare benefit plans of the Company as may be in effect from time to time with respect to similarly situated employees of the Company; provided, however, that Employee’s eligibility to participate in legacy benefit plans or programs of Olympic or Kitsap Bank following the Effective Date, as applicable, shall be deemed to satisfy the obligations of the Company under this Section 3(c).
(e)Employee shall be entitled to accrue paid vacation in accordance with and subject to the Company’s vacation programs and policies as may be in effect from time to time, provided such vacation shall accrue at a rate of no less than four (4)weeks per year.
(f)Within 60 days following commencement of the Employment Period, Employee shall receive a one-time award of restricted stock units with a grant date fair market value equal to approximately One Hundred Thousand Dollars ($100,000) (the “Award”). The Award will vest ratably over a three-year period. The Award shall be subject to approval by the Parent Board and the terms and conditions of the applicable award agreement and the Company’s equity incentive plan then in effect.
(g)Employee shall be eligible to be reimbursed by the Company, on terms that are substantially similar to those that apply to other similarly situated and performing employees of the Company, for reasonable out-of-pocket expenses for entertainment, travel, meals, lodging, and similar items that are consistent with the Company’s expense reimbursement policy and that are actually incurred by Employee in the promotion of the Company’s business, and shall be reimbursed for tolls paid in connection with business travel and during the commute to and from work.
4.Rights upon Termination. This Agreement and Employee’s employment under this Agreement may be terminated for any of the reasons described in this Section 4. Employee’s right to benefits, if any, for periods after the Termination Date shall be determined in accordance with this Section 4:
(a)Minimum Benefits. If the Termination Date occurs during the Employment Period for any reason, Employee shall be entitled to the Minimum Benefits, in addition to any other benefits to which Employee may be entitled under the following provisions of this Section 4 or the express terms of any employee benefit plan or as required by law. Any benefits to be provided to Employee pursuant to this Section 4(a) shall be provided within 30 days after the Termination Date; provided, however, that any benefits, incentives or awards payable as described in this Section 4(a) shall be provided in accordance with the terms of the applicable plan, program or arrangement. Except as may expressly be provided to the contrary in this Agreement, nothing in this Agreement shall be construed as requiring Employee to be treated as employed by the Company or any Affiliate following the Termination Date for purposes of any plan, program, or arrangement.
(b)Termination for Cause, Death, Disability, or Voluntary Resignation. If the Termination Date occurs during the Employment Period and is a result of a Termination for Cause, Employee’s death or Disability, or a termination by Employee other than for Good Reason, then, other than the Minimum Benefits, Employee shall have no right to benefits under this Agreement (and the Company and its Affiliates shall have no obligation to provide any such benefits) for periods after the Termination Date or the date of this Agreement’s expiration, as applicable. For the avoidance of doubt, the expiration of the Employment Period, or any termination of the Employee’s employment following the expiration of the Employment Period, shall not entitle the Employee to payment of any severance or benefits hereunder.
(c)Termination other than a Termination for Cause or Termination for Good Reason During Employment Period. Subject to Section 6 below, if Employee’s employment is subject
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to a Termination during the Employment Period, then, in addition to the Minimum Benefits, the Company shall provide Employee the following benefits:
(i)Commencing on the first regularly-scheduled payroll date that occurs on or following the 60th day following the Termination Date, Employee shall commence receiving the Severance Amount (less any amount described in Section 4(c)(ii)), with such amount to be paid in 18 substantially equal monthly installments (subject to the remaining provisions of this paragraph), with each successive payment being due on the next monthly payroll date following the first installment.
(ii)To the extent any portion of the Severance Amount exceeds the “safe harbor” amount described in Treasury Regulation Section 1.409A-1(b)(9)(iii)(A), Employee shall receive such portion of the Severance Amount that exceeds the “safe harbor” amount in a single lump sum payment payable on the first regularly-scheduled payroll date that occurs on or following the 60th day following the Termination Date (but in no event later than 2½ months following the end of the year in which the Termination Date occurs).
(d)Golden Parachute Payment Adjustment. It is the intention of the Parties that no portion of any payment under this Agreement, or payments to or for the benefit of Employee under any other agreement or plan, be deemed to be an “excess parachute payment” (as defined in Code Section 280G(b)). The present value of payments to or for the benefit of Employee in the nature of compensation, receipt of which is contingent on a Change in Control, and to which Code Section 280G applies shall not exceed an amount equal to $1.00 less than the maximum amount that the Company or any Affiliate may pay without loss of deduction under Code Section 280G(a).
(e)Other Benefits.
(i)Employee’s rights following a termination of employment with the Company and its Affiliates for any reason with respect to any benefits, incentives, or awards provided to Employee pursuant to the terms of any plan, program, or arrangement sponsored or maintained by the Company or its Affiliates, whether tax-qualified or not, which are not specifically addressed herein, shall be subject to the terms of such plan, program, or arrangement and this Agreement shall have no effect upon such terms except as specifically provided herein.
(ii)Except as specifically provided herein, the Company and its Affiliates shall have no further obligations to Employee under this Agreement following Employee’s termination of employment for any reason.
(f)Removal from any Boards and Positions. Upon Employee’s termination of employment for any reason under this Agreement, Employee shall be deemed to resign (i) if a member, from the Board and the board of directors of any Affiliate and any other board to which Employee has been appointed or nominated by or on behalf of the Company or an Affiliate, (ii) from each position with the Company and any Affiliate, including as an officer of the Company or an Affiliate and (iii) as a fiduciary of any employee benefit plan of the Company and any Affiliate.
(g)Regulatory Suspension and Termination.
(i)If Employee is suspended or temporarily prohibited from participating in the conduct of the affairs of the Company or an Affiliate by a notice served under Section 8(e) or 8(g) of the FDIA, or pursuant to Section 30.12.040 of the Revised Code of Washington, all obligations of the Company and its Affiliates under this Agreement shall be suspended as of the
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date of service, unless stayed by appropriate proceedings; if the charges in such notice are dismissed, the Company may in its discretion (A) pay Employee all or part of the compensation withheld while its and its Affiliates’ obligations under this Agreement were suspended and (B) reinstate in whole or in part any of its and its Affiliates’ obligations that were suspended, all in accordance with Code Section 409A.
(ii)If Employee is removed or permanently prohibited from participating in the conduct of the affairs of the Company or an Affiliate by an order issued under Section 8(e) or 8(g) of the FDIA, or pursuant to Section 30.12.040 of the Revised Code of Washington, all obligations of the Company and its Affiliates under this Agreement shall terminate as of the effective date of the order, provided that this Section 4(g) shall not affect any vested rights of the Parties.
(iii)If the Company is in default as defined in Section 3(x) of the FDIA, all obligations of the Company under this Agreement shall terminate as of the date of default, provided that this Section 4(g) shall not affect any vested rights of the Parties.
(iv)All obligations of the Company under this Agreement shall be terminated, except to the extent determined by the FDIC that continuation of this Agreement is necessary for the continued operation of the institution, at the time the FDIC enters into an agreement to provide assistance to or on behalf of the Company under the authority contained in Section 13(c) of the FDIA, or when the Company is determined by the FDIC to be in an unsafe or unsound condition, provided that this Section 4(g) shall not affect any vested rights of the Parties.
(v)Any payments made to Employee pursuant to this Agreement, or otherwise, are subject to and conditioned upon their compliance with Section 18(k) of the FDIA.
5.Clawback. Any payment or benefit received under this Agreement shall be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any applicable Company or Affiliate clawback policy, as such policy may be amended from time to time, or any applicable law. In addition, and notwithstanding. In addition, and notwithstanding any provision of this Agreement to the contrary, if any Severance Restrictions require the recapture or “clawback” of any Severance Amount paid to Employee under this Agreement, Employee shall repay to the Company the aggregate amount of any such payments, with such repayment to occur no later than 30 days following Employee’s receipt of a written notice from the Company indicating that payments received by Employee under this Agreement are subject to recapture or clawback pursuant to the Severance Restrictions.
6.Release. Notwithstanding any provision of this Agreement to the contrary, no benefits owed to Employee under Section 4 (other than the Minimum Benefits) or Section 7(c)(vi)(if applicable) shall be provided to Employee unless Employee executes (without subsequent revocation) and delivers to the Company a Release within 45 days (or such shorter period as may be provided for in the Release) following the Termination Date.
7.Restrictive Covenants. Employee acknowledges that Employee has been and will continue to be provided intimate knowledge of the business practices, trade secrets, and other confidential and proprietary information of the Company and its Affiliates (including the Confidential Information), which, if exploited by Employee, would seriously, adversely, and irreparably affect the interests of the Company and its Affiliates and the ability of each to continue its business and therefore hereby agrees to be bound by the restrictions contained in this Section 7 (the “Restrictive Covenants”).
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(a)Confidential Information.
(i)Employee acknowledges that, during the course of Employee’s employment with the Company or any Affiliate, Employee may produce and have access to Confidential Information. Employee shall not directly or indirectly use, disclose, copy, or make lists of Confidential Information for the benefit of anyone other than the Company and its Affiliates, either during or after Employee’s employment with the Company, except to the extent that such information is or thereafter becomes lawfully available from public sources, or such disclosure is authorized in writing by the Company, required by law, or any competent administrative agency or judicial authority, or otherwise as reasonably necessary or appropriate in connection with the performance by Employee of Employee’s duties hereunder. Unless otherwise prohibited by law, if Employee receives a subpoena or other court order or is otherwise required by law to provide information to a governmental authority or other person concerning the activities of the Company or its Affiliates, or Employee’s activities in connection with the business of the Company or its Affiliates, Employee shall immediately notify the Company of such subpoena, court order, or other requirement and deliver forthwith to the Company a copy thereof and any attachments and non-privileged correspondence related thereto. Employee shall take reasonable precautions to protect against the inadvertent disclosure of Confidential Information. Employee shall abide by the Company’s and its Affiliates’ policies, as in effect from time to time, respecting avoidance of interests conflicting with those of the Company and its Affiliates. In this regard, Employee shall not directly or indirectly render services to any person or entity where Employee’s service would involve the use or disclosure of Confidential Information. Employee shall not use any Confidential Information to guide Employee in searching publications or other publicly available information, selecting a series of items of knowledge from unconnected sources, and fitting them together to claim that Employee did not violate any terms set forth in this Agreement.
(ii)Notwithstanding the foregoing, an individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that—(A) is made - (1) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (2) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Accordingly, Employee has the right to disclose in confidence trade secrets to Federal, State, and local government officials, or to an attorney, for the sole purpose of reporting or investigating a suspected violation of law. Employee also has the right to disclose trade secrets in a document filed in a lawsuit or other proceeding, but only if the filing is made under seal and protected from public disclosure. Nothing in this Agreement is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly allowed by 18 U.S.C. § 1833(b). Nothing in this Agreement shall be construed to authorize, or limit liability for, an act that is otherwise prohibited by law, such as the unlawful access of material by unauthorized means.
(iii)Nothing contained herein shall impede Employee’s ability to report possible federal securities law violations to the Securities and Exchange Commission and other governmental agencies (1) without the Company’s prior approval, and (2) without having to forfeit or forego any resulting whistleblower awards.
(iv)Nothing contained herein shall impede Employee’s ability to disclose sexual harassment or sexual assault occurring in the workplace, at work related events
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coordinated by or through the Company or its Affiliates, or between employees, or between employees off of the premises of the Company or an Affiliate.
(b)Documents and Property.
(i)All records, files, documents, and other materials or copies thereof relating to the business of the Company or its Affiliates that Employee prepares, receives, or uses, shall be and remain the sole property of the Company and, other than in connection with the performance by Employee of Employee’s duties hereunder, shall not be removed from the premises of the Company or its Affiliates without the Company’s prior written consent, and shall be immediately returned to the Company upon Employee’s termination of employment for any reason, together with all copies (including copies or recordings in electronic form), abstracts, notes, or reproductions of any kind made from or about the records, files, documents, or other materials. Employee shall disclose to the Company all computer and internet user identifications and passwords used by Employee in the course of Employee’s performance of Employee’s duties hereunder or necessary for accessing information on the Company’s or its Affiliates’ computer systems upon Employee’s termination of employment for any reason.
(ii)Employee acknowledges that Employee’s access to and permission to use the Company’s and its Affiliates’ computer systems, networks, and equipment, and all Company and Affiliate information contained therein, is restricted to legitimate business purposes on behalf of the Company. Any other access to or use of such systems, network, equipment, and information is without authorization and is prohibited. The restrictions contained in this Section 7(b) extend to any personal computers or other electronic devices of Employee that are used for business purposes relating to the Company or its Affiliates (including smart phones, PDAs, digital tablets, or other portable electronic devices). Employee shall not transfer any Company or Affiliate information to any personal computer or other electronic device that is not otherwise used for any business purpose relating to the Company or an Affiliate. Upon the termination of Employee’s employment with the Company for any reason, Employee’s authorization to access and permission to use the Company’s and its Affiliates’ computer systems, networks, and equipment, and any Company and Affiliate information contained therein, shall cease.
(c)Non-Competition and Non-Solicitation. The primary service area of the Company’s and its Affiliates’ businesses in which Employee will actively participate extends to the Restricted Area. Therefore, as an essential ingredient of and in consideration of this Agreement and Employee’s employment, or continued employment, with the Company and its Affiliates, Employee shall not, during Employee’s employment with the Company or during the Restricted Period, whether the termination of Employee’s employment occurs during the Employment Period or thereafter, directly or indirectly do any of the following:
(i)Engage or invest in, own, manage, operate, finance, control, participate in the ownership, management, operation, or control of, be employed by, associated with, or in any manner connected with, serve as a director, officer, or consultant to, lend Employee’s name or any similar name to, lend Employee’s credit to, or render services or advice to, any person, firm, partnership, corporation, or trust that owns, operates, or is in the process of forming a Competitor with an office located, or to be located at an address identified in a filing with any regulatory authority, within the Restricted Area; provided, however, that the ownership by Employee of shares of the capital stock of any institution, which shares are listed on a securities exchange and that do not represent more than 1% of the institution’s outstanding capital stock,
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shall not violate any terms of this Agreement. For purposes of clarification and not limitation or expansion, it is the intent of the Parties that the foregoing is not intended to limit Employee from performing services outside of the Restricted Area for a person or entity solely because the person or entity has a location within the Restricted Area, unless Employee’s services are directed towards or are in support or furtherance of activities on behalf of such person or entity within the Restricted Area.
(ii)(A) Induce or attempt to induce an employee of the Company or its Affiliates to leave the employ of the Company or its Affiliates; (B) in any way interfere with the relationship between the Company or its Affiliates and any employee of the Company or its Affiliates; or (C) induce or attempt to induce any customer, supplier, licensee, or other business relation of the Company or its Affiliates to cease doing business with the Company or its Affiliates or in any way interfere with the relationship between the Company or its Affiliates and their respective customers, suppliers, licensees, or other business relationships.
(iii)Solicit the business of any person or entity known to Employee to be a customer of the Company or its Affiliates, where Employee, or any person reporting to Employee, had accessed Confidential Information of, had an ongoing business relationship with, or had made Substantial Business Efforts with respect to, such person or entity, with respect to products, activities, or services that compete in whole or in part with the products, activities, or services of the Company or its Affiliates.
(iv)Serve as the agent, broker, or representative of, or otherwise assist, any person or entity in obtaining services or products from any Competitor within the Restricted Area, with respect to products, activities, or services that compete in whole or in part with the products, activities, or services of the Company or its Affiliates.
(v)Accept employment, provide services to, or act in any other such capacity for or with any Competitor, if in such employment or capacity Employee would, because of Employee’s knowledge of the Company’s Confidential Information or trade secrets, inevitably use and/or disclose Company’s Confidential Information or trade secrets in Employee’s work or service for such Competitor. For purposes of clarification and not limitation or expansion, it is the intent of the Parties that the foregoing is not intended to limit Employee from performing services outside of the Restricted Area for a person or entity solely because the person or entity has a location within the Restricted Area, unless Employee’s services are directed towards or are in support or furtherance of activities on behalf of such person or entity within the Restricted Area.
(vi)Notwithstanding the foregoing, if the Termination Date occurs following the expiration of the Employment Period and if Employee’s employment is terminated other than as a result of a Termination for Cause, the restrictions set forth in Section 7(c)(i) and Section 7(c)(v) shall not apply during the Restricted Period.
(d)Works Made for Hire Provisions. The Parties acknowledge that all work performed by Employee for the Company or its Affiliates shall be deemed a work made for hire. The Company shall at all times own and have exclusive right, title, and interest in and to all Confidential Information and Inventions, and the Company shall retain the exclusive right to license, sell, transfer, and otherwise use and dispose of the same. All enhancements of the technology of the Company or its Affiliates that are developed by Employee shall be the exclusive property of the Company. Employee hereby assigns to the Company any right, title, and interest in and to all Inventions that Employee may
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have, by law or equity, without additional consideration of any kind whatsoever from the Company or its Affiliates. Employee shall execute and deliver any instruments or documents and do all other things (including the giving of testimony) requested by the Company (both during and after the termination of Employee’s employment with the Company) in order to vest more fully in the Company or its Affiliates all ownership rights in the Inventions (including obtaining patent, copyright, or trademark protection therefore in the United States and/or foreign countries). To the extent required by applicable state statute, this Section 7(d) shall not apply to an Invention for which no equipment, supplies, facility, or trade secret information of the Company or its Affiliates was used and that was developed entirely on Employee’s own time, unless the Invention (i) relates to the business of the Company or an Affiliate or to the Company’s or an Affiliate’s actual or demonstrably anticipated research or development or (ii) results from any work performed by Employee for the Company or an Affiliate.
(e)Remedies for Breach of Restrictive Covenants. Employee has reviewed the provisions of this Agreement with legal counsel, or has been given adequate opportunity to seek such counsel, and Employee acknowledges that the covenants contained in this Section 7 are reasonable with respect to their duration, geographical area, and scope. Employee further acknowledges that the restrictions contained in this Section 7 are reasonable and necessary for the protection of the legitimate business interests of the Company and its Affiliates, that they create no undue hardships, that any violation of these restrictions would cause substantial injury to the Company and its Affiliates and such interests, and that such restrictions were a material inducement to the Company to enter into this Agreement. In the event of any violation or threatened violation of the restrictions contained in this Section 7, the Company and the Affiliates, in addition to and not in limitation of, any other rights, remedies, or damages available under this Agreement or otherwise at law or in equity, (i) shall be entitled to preliminary and permanent injunctive relief to prevent or restrain any such violation by Employee and all persons directly or indirectly acting for or with Employee, as the case may be, without any requirement that the Company or an Affiliate post bond and (ii) shall be temporarily relieved of any obligation to pay or provide any amounts or benefits pursuant to this Agreement during such dispute until the final adjudication is made, and if Employee is found to have violated the restrictions contained in this Section 7, the Company will be permanently relieved of any obligation to pay or provide any amounts or benefits pursuant to this Agreement. If Employee violates the Restrictive Covenant and the Company brings legal action for injunctive or other relief, the Company shall not, as a result of the time involved in obtaining such relief, be deprived of the benefit of the full period of the Restrictive Covenant; accordingly, the Restrictive Covenant shall be deemed to have the duration specified herein computed from the date the relief is granted but reduced by the time between the period when the Restricted Period began to run and the date of the first violation of the Restrictive Covenant by Employee.
(f)Other Agreements. In the event of the existence of another agreement between the Parties that (i) is in effect during the Restricted Period, and (ii) contains restrictive covenants that conflict with any of the provisions of this Section 7, then the more restrictive of such provisions from the two agreements shall control for the period during which both agreements would otherwise be in effect.
8.No Set-Off; No Mitigation. Except as provided herein, the Company’s obligation to provide benefits under this Agreement and otherwise to perform its obligations hereunder shall not be affected by any circumstances, including any set-off, counterclaim, recoupment, defense, or other right the Company may have against Employee or others. In no event shall Employee be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to Employee under any of the provisions of this Agreement, and, except as provided herein, such amounts shall not be reduced whether or not Employee obtains other employment.
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9.Notices. Notices and all other communications under this Agreement shall be in writing and shall be deemed given when mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows: if to the Company, Heritage Financial Corporation, Attention: Chief Human Resources Officer; 201 Fifth Avenue S.W.; Olympia, Washington 98501; and if to Employee, to Employee’s most recent address in the Company’s records; or, in each respective case, to such other address as either Party may furnish to the other in writing, except that notices of changes of address shall be effective only upon receipt.
10.Applicable Law. All questions concerning the construction, validity, and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Washington applicable to agreements made and wholly to be performed in such state without regard to conflicts of law provisions of any jurisdiction.
11.Mandatory Arbitration. Except as provided in Section 7(e), if any dispute or controversy arises under or in connection with this Agreement, and such dispute or controversy cannot be settled through negotiation, the Parties shall first try in good faith to settle the dispute or controversy by mediation administered by the American Arbitration Association under its Commercial Mediation Procedures. If such mediation is not successful, the dispute or controversy shall be settled exclusively by arbitration in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator’s award in any court having jurisdiction. Notwithstanding the foregoing, the Company may resort to the Superior Court of Thurston County, Washington for injunctive relief and such other relief as may be available in the event that Employee engages in conduct, after termination of this Agreement, that amounts to a violation of the Washington Trade Secrets Act, amounts to unlawful interference with the business expectations of the Company or its Affiliates, or violates the Restrictive Covenants contained herein. The FDIC may appear at any arbitration hearing but any decision made thereunder shall not be binding on the FDIC.
12.Entire Agreement; Modification. This Agreement (a) constitutes the entire agreement between the Parties concerning the subject matter hereof, and supersedes all prior negotiations, undertakings, agreements, and arrangements with respect thereto, whether written or oral; and (b) supersedes all prior negotiations, undertakings, agreements, and arrangements between Employee and Parent and/or Heritage Bank (and any of their respective affiliates) with respect to the subject matter hereof, whether written or oral (including any Prior Employment Agreement). If a court of competent jurisdiction determines that any provision of this Agreement is invalid or unenforceable, then the invalidity or unenforceability of that provision shall not affect the validity or enforceability of any other provision of this Agreement and all other provisions shall remain in full force and effect. The various covenants and provisions of this Agreement are intended to be severable and to constitute independent and distinct binding obligations. Without limiting the generality of the foregoing, if the scope of any covenant contained in this Agreement is too broad to permit enforcement to its full extent, such covenant shall be enforced to the maximum extent permitted by law, and the Parties hereby agree that such scope may be judicially modified accordingly.
13.Withholding of Taxes. The Company may withhold from any benefits payable under this Agreement all federal, state, city and other taxes as may be required pursuant to any law, governmental regulation, or ruling.
14.No Assignment. Employee’s rights to receive benefits under this Agreement shall not be assignable or transferable whether by pledge, creation of a security interest, or otherwise, other than a transfer by will or by the laws of descent or distribution. In the event of any such attempted assignment or
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transfer contrary to this Section 14, the Company and its Affiliates shall have no liability to pay any amount so attempted to be assigned or transferred. This Agreement shall inure to the benefit of and be enforceable by Employee’s personal and legal representatives, executors, administrators, successors, heirs, distributees, devisees, and legatees. The Company may assign this Agreement or any portion thereof without Employee’s prior written consent.
15.Successors. This Agreement shall be binding upon and inure to the benefit of the Company, its successors, and assigns.
16.Legal Fees. In the event that either Party commences mediation, arbitration, or litigation to enforce or protect such Party’s rights in accordance with and under this Agreement, the prevailing Party in any such action shall be entitled to recover reasonable attorneys’ fees and costs (including the costs of experts, evidence, and counsel) and other costs relating to such action, in addition to all other entitled relief, including damages and injunctive relief.
17.Amendment. Except as set forth in Section 18, this Agreement may not be amended or modified except by written agreement signed by the Parties.
18.Code Section 409A.
(a)To the extent any provision of this Agreement or action by the Company would subject Employee to liability for interest or additional taxes under Code Section 409A, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Company. It is intended that this Agreement will comply with, or be exempt from, Code Section 409A, and this Agreement shall be administered accordingly and interpreted and construed on a basis consistent with such intent. Notwithstanding any provision of this Agreement to the contrary, no termination or similar payments or benefits (which constitute deferred compensation subject to Code Section 409A) shall be payable hereunder on account of Employee’s termination of employment unless such termination constitutes a “separation from service” within the meaning of Code Section 409A. For purposes of Code Section 409A, each payment under this Agreement and each installment payment made hereunder, or pursuant to another plan or arrangement, shall be deemed to be separate payments. To the extent any reimbursements or in-kind benefit payments under this Agreement are subject to Code Section 409A, such reimbursements and in-kind benefit payments shall be made in accordance with Treasury Regulation Section 1.409A-3(i)(1)(iv). This Agreement may be amended to the extent necessary (including retroactively) by the Company (without Employee’s consent) to avoid the application of taxes or interest under Code Section 409A, while maintaining to the maximum extent practicable the original intent of this Agreement. This Section 18 shall not be construed as a guarantee of any particular tax effect for Employee’s benefits under this Agreement and the Company does not guarantee that any such benefits will satisfy the provisions of Code Section 409A.
(b)Notwithstanding any provision of this Agreement to the contrary, if Employee is determined to be a Specified Employee as of the Termination Date, then, to the extent required pursuant to Code Section 409A, payments due under this Agreement that are deemed to be deferred compensation shall be subject to a six-month delay following the Termination Date; and all delayed payments shall be accumulated and paid in a lump-sum payment as of the first day of the seventh month following the Termination Date (or, if earlier, as of Employee’s death). Any portion of the benefits hereunder that were not otherwise due to be paid during the six-month period following the Termination Date shall be paid to Employee in accordance with the payment schedule established herein.
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19.Scope of Company and Affiliate Obligations. Although the Company and its Affiliates may have jointly obligated themselves to Employee under certain provisions of this Agreement, in no event shall Employee be entitled to more than what is explicitly provided for hereunder, such that no duplicative payments shall be provided under this Agreement.
20.Construction. In this Agreement, unless otherwise stated, the following uses apply: (a) references to a statute shall refer to the statute and any amendments and any successor statutes, and to all regulations promulgated under or implementing the statute, as amended, or its successors, as in effect at the relevant time; (b) in computing periods from a specified date to a later specified date, the words “from” and “commencing on” (and the like) mean “from and including,” and the words “to,” “until,” and “ending on” (and the like) mean “to, but including”; (c) references to a governmental or quasi-governmental agency, authority or instrumentality shall also refer to a regulatory body that succeeds to the functions of the agency, authority, or instrumentality; (d) indications of time of day shall be based upon the time applicable to the location of the principal headquarters of the Company; (e) the words “include,” “includes,” and “including” (and the like) mean “include, without limitation,” “includes, without limitation,” and “including, without limitation,” (and the like) respectively; (f) all references to preambles, recitals, sections, and exhibits are to preambles, recitals, sections, and exhibits in or to this Agreement; (g) the words “hereof,” “herein,” “hereto,” “hereby,” “hereunder,” (and the like) refer to this Agreement as a whole (including exhibits); (h) any reference to a document or set of documents, and the rights and obligations of the parties under any such documents, means such document or documents as amended from time to time, and all modifications, extensions, renewals, substitutions, or replacements thereof; (i) all words used shall be construed to be of such gender or number as the circumstances and context require; (j) the captions and headings of preambles, recitals, sections, and exhibits appearing in or attached to this Agreement have been inserted solely for convenience of reference and shall not be considered a part of this Agreement, nor shall any of them affect the meaning or interpretation of this Agreement or any of its provisions and (k) all accounting terms not specifically defined herein shall be construed in accordance with GAAP. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same Agreement.
21.Definitions. As used in this Agreement, the terms defined in this Section 21 have the meanings set forth below.
(a)“1934 Act” means the Securities Exchange Act of 1934.
(b)“Affiliate” means each Business Entity that, directly or indirectly, is controlled by, controls, or is under common control with, the Company, where “control” means (i) the ownership of 51% or more of the Voting Securities or other voting or equity interests of any Business Entity, or (ii) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Business Entity.
(c)“Agreement” means this employment agreement, made and entered into as of the Effective Date, by and between the Parties.
(d)“Annual Base Salary” has the meaning set forth in Section 3(a).
(e)“Board” means the Board of Directors of the Company.
(f)“Business Entity” means any corporation, partnership, limited liability company, joint venture, association, partnership, business trust or other business entity.
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(g)“CEO” has the meaning set forth in Section 2.
(h)“Change in Control” means the first to occur of the following:
(i)The acquisition in one or more transactions by any “person” (for purposes of this definition, as such term is used for purposes of Section 13(d) or 14(d) of the 1934 Act) of “beneficial ownership” (for purposes of this definition, within the meaning of Rule 13d-3 promulgated under the 1934 Act) of 50% or more of the combined voting power of Parent’s then outstanding Voting Securities; provided, however, that for purposes of this definition, the Voting Securities acquired directly from Parent by any person shall be excluded from the determination of such person’s beneficial ownership of Voting Securities (but such Voting Securities shall be included in the calculation of the total number of Voting Securities then outstanding); or
(ii)During any 12-month period, the individuals who are members of the Incumbent Board cease for any reason to constitute more than 50% of Parent Board; provided, however, that if the election, or nomination for election by Parent’s shareholders, of any new director was approved by a vote of at least two-thirds of the Incumbent Board, such new director shall, for purposes of this Agreement, be considered as a member of the Incumbent Board, but excluding for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than Parent Board; or
(iii)The consummation of a merger or consolidation involving Parent if Parent’s shareholders immediately before such merger or consolidation do not own, directly or indirectly immediately following such merger or consolidation, more than 50% of the combined voting power of the outstanding voting securities of the corporation resulting from such merger or consolidation in substantially the same proportion as their ownership of the Voting Securities immediately before such merger or consolidation; or
(iv)The consummation of a complete liquidation or dissolution of Parent or an agreement for the sale or other disposition of all or substantially all of the assets of Parent; or
(v)Acceptance by Parent’s shareholders of shares in a share exchange if Parent’s shareholders immediately before such share exchange do not own, directly or indirectly immediately following such share exchange, more than 50% of the combined voting power of the outstanding voting securities of the corporation resulting from such share exchange in substantially the same proportion as their ownership of the Voting Securities outstanding immediately before such share exchange.
Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because 50% or more of the then outstanding Voting Securities is acquired by (A) a trustee or other fiduciary holding securities under one or more employee benefit plans maintained by Parent or any of its Affiliates, or (B) any corporation that, immediately prior to such acquisition, is owned directly or indirectly by Parent’s shareholders in the same proportion as their ownership of stock in Parent immediately prior to such acquisition.
Further, notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any person (the “Subject Person”) acquires beneficial ownership of more than the permitted amount of the outstanding Voting Securities as a result of the acquisition of Voting Securities
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by Parent that, by reducing the number of Voting Securities outstanding, increases the proportional number of shares beneficially owned by the Subject Person, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of Voting Securities by Parent, and after such share acquisition by Parent, the Subject Person becomes the beneficial owner of any additional Voting Securities that increases the percentage of the then outstanding Voting Securities beneficially owned by the Subject Person, then a Change in Control shall be deemed to have occurred.
Further notwithstanding the foregoing, in the event that any amount or benefit under this Agreement constitutes deferred compensation subject to Code Section 409A and the settlement of or distribution of such amount or benefit is to be triggered by a Change in Control, then such settlement or distribution shall be subject to the event constituting the Change in Control also constituting a “change in control event” under Code Section 409A.
(i)“Code” means the Internal Revenue Code of 1986.
(j)“Company” has the meaning set forth in the first paragraph of this Agreement.
(k)“Competitor” means a bank, savings bank, savings and loan association, credit union, or similar financial institution.
(l)“Confidential Information” means confidential or proprietary, non-public information concerning the Company or its Affiliates, including research, development, designs, formulae, processes, specifications, technologies, marketing materials, financial and other information concerning customers and prospective customers, customer lists, records, data, computer programs, source codes, object codes, database structures, trade secrets, proprietary business information, pricing and profitability information and policies, strategic planning, commitments, plans, procedures, litigation, pending litigation, and other information not generally available to the public.
(m)“Disability” means that (i) Employee is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) Employee is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident or health plan covering employees of the Company.
(n)“Effective Date” means the “Effective Time” of the Merger, as such term is defined in the Merger Agreement.
(o)“Employee” has the meaning set forth in the first paragraph of this Agreement.
(p)“Employment Period” has the meaning set forth in Section 1.
(q)“FDIA” means the Federal Deposit Insurance Act.
(r)“FDIC” means the Federal Deposit Insurance Corporation.
(s)“Good Reason” means the occurrence of any one of the following events, unless Employee agrees in writing that such event shall not constitute Good Reason:
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(i)A material and adverse change in the nature, scope, or status of Employee’s position, authorities, or duties from those in effect in accordance with Section 2 immediately following the Effective Date;
(ii)A material reduction in Employee’s Annual Base Salary or target Incentive Bonus opportunity, or a material reduction in Employee’s aggregate benefits or other compensation plans in effect immediately following the Effective Date;
(iii)Unless otherwise contemplated herein, a relocation of Employee’s primary place of employment of more than 25 miles from Employee’s primary place of employment immediately following the Effective Date;
(iv)The failure by an acquirer to assume this Agreement at the time of Change in Control; or
(v)A material breach by the Company of this Agreement.
Notwithstanding any provision of this Good Reason definition to the contrary, (A) prior to Employee’s Termination for Good Reason, Employee must give the Company written notice of the existence of any condition set forth in a clause immediately above within 90 days of its initial existence and the Company shall have 30 days from the date of such notice in which to cure the condition giving rise to Good Reason, if curable, and if, during such 30-day period, the Company cures the condition giving rise to Good Reason, such condition shall not constitute Good Reason and (B) any Termination for Good Reason must occur within six months of the initial existence of the condition constituting Good Reason.
(t)“Incentive Bonus” has the meaning set forth in Section 3(a).
(u)“Incumbent Board” means the members of the Parent Board as of the Effective Date.
(v)“Inventions” means all systems, procedures, techniques, manuals, databases, plans, lists, inventions, trade secrets, copyrights, patents, trademarks, discoveries, innovations, concepts, ideas, and software conceived, compiled, or developed by Employee in the course of Employee’s employment with the Company or its Affiliates and/or comprised, in whole or part, of Confidential Information. Notwithstanding the foregoing sentence, Inventions shall not include: (i) any inventions independently developed by Employee and not derived, in whole or part, from any Confidential Information or (ii) any invention made by Employee prior to Employee’s exposure to any Confidential Information.
(w)“Kitsap Bank” has the meaning set forth in the recitals.
(x)“Merger” has the meaning set forth in the recitals.
(y)“Merger Agreement” has the meaning set forth in the recitals.
(z)“Minimum Benefits” means, as applicable, the following:
(i)Employee’s earned but unpaid Annual Base Salary for the period ending on the Termination Date;
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(ii)Employee’s earned but unpaid Incentive Bonus, if any, for any completed fiscal year preceding the Termination Date; provided, however, that Employee shall not be entitled to any Incentive Bonus in the event of a Termination for Cause;
(iii)Employee’s accrued but unpaid vacation pay for the period ending on the Termination Date;
(iv)Employee’s unreimbursed business expenses and all other items earned and owed to Employee by the Company through and including the Termination Date, provided that all required submissions for expense reimbursement are made in accordance with the Company’s expense reimbursement policy and within 15 days following the Termination Date; and
(v)The benefits, incentives, and awards described in Section 4(e).
(aa)“Olympic” has the meaning set forth in the recitals.
(ab)“Parent” has the meaning set forth in the recitals.
(ac)“Parent Board” means the Board of Directors of Parent.
(ad)“Parties” means the Company and Employee.
(ae)“Prior Employment Agreements” means all employment, change in control or similar agreements in effect prior to the Effective Date, whether or not in writing, between the Parties or between Employee and Olympic and/or Kitsap Bank.
(af)“Release” means a general release and waiver substantially in the form attached hereto as Exhibit A.
(ag)“Restricted Area” means the area that encompasses the Washington counties of Callam, Jefferson, Grays Harbor, Mason, Pierce, and King, and any county in which Olympic or Kitsap Bank maintained locations immediately prior to the Effective Date.
(ah)“Restricted Period” means the 18-month period following the date of Employee’s termination of employment for any reason, provided however that if the Termination Date occurs after the end of the Employment Period, the Restricted Period shall mean the 12-month period following the date of Employee’s termination of employment for any reason.
(ai)“Restrictive Covenant” has the meaning set forth in Section 7.
(aj)“Severance Amount” means an amount equal to 150% of Employee’s Annual Base Salary as of the Termination Date.
(ak)“Severance Restrictions” means any applicable statute, law, regulation, or regulatory interpretation or other guidance, including FIL-66-2010 and any related or successor FDIC guidance, that would require the Company or any Affiliate to seek or demand repayment or return of any payments made to Employee for any reason, including the Company, an Affiliate or their successors later obtaining information indicating that Employee has committed, is substantially responsible for, or has violated, the respective acts or omissions, conditions, or offenses outlined under 12 C.F.R. 359.4(a)(4).
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(al)“Specified Employee” means any person who is a “key employee” (as defined in Code Section 416(i) without regard to paragraph (5) thereof), as determined by the Company based upon the 12-month period ending on each December 31st (such 12-month period is referred to below as the “identification period”). If Employee is determined to be a key employee, Employee shall be treated as a Specified Employee for purposes of this Agreement during the 12-month period that begins on the April 1 following the close of the identification period. For purposes of determining whether Employee is a key employee, “compensation” means Employee’s W-2 compensation as reported by the Company for a particular calendar year.
(am)“Substantial Business Efforts” means marketing, promotional, purchasing, sales, or solicitation activities undertaken on behalf of the Company or an Affiliate, which include (i) in person and voice communications and (ii) either or both of (A) delivery of a quote, bid, proposal, or request for any of the foregoing or (B) visits to the site of the actual or potential business development and other similar meetings or visits (conducted alone or with other employees of the Company or an Affiliate), where such activities would enjoy a reasonable prospect of success in the absence of any breach of this Agreement.
(an)“Termination” means a termination of Employee’s employment with the Company and all Affiliates during the Employment Period either:
(i)By the Company, other than (A) a Termination for Cause or (B) a termination as a result of Employee’s death or Disability; or
(ii)By Employee for Good Reason.
(ao)“Termination Date” means the date of termination (whether or not such termination constitutes a “Termination”) of Employee’s employment with the Company and all Affiliates.
(ap)“Termination for Cause” means a termination of Employee’s employment by the Company as a result of any of the following (in each case as determined by the CEO):
(i)Employee’s willful and continuing failure to perform Employee’s obligations hereunder, which failure is not remedied within five business days after receipt of written notice of such failure from the Company;
(ii)Employee’s conviction of, or plea of nolo contendere to, a crime of embezzlement or fraud or any felony under the laws of the United States or any state thereof;
(iii)Employee’s breach of fiduciary responsibility;
(iv)An act of dishonesty by Employee that is materially injurious to the Company or an Affiliate;
(v)Employee’s engagement in one or more unsafe or unsound banking practices that have a material adverse effect on the Company or an Affiliate;
(vi)Employee’s removal or permanent suspension from banking pursuant to Section 8(e) of the FDIA or any other applicable state or federal law;
(vii)A material breach by Employee of this Agreement;
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(viii)An act or omission by Employee that leads to a material harm (financial or reputational) to the Company or an Affiliate in the community; or
(ix)A material breach of Company policies as may be in effect from time to time.
Further, a Termination for Cause shall be deemed to have occurred if, after the termination of Employee’s employment with the Company and any Affiliate, facts and circumstances arising during the course of such employment are discovered that would have warranted a Termination for Cause.
Further, with respect to clauses (i), (vii), (viii), and (ix) of this definition, Employee shall be entitled to at least 30 days’ prior written notice of the Company’s intention to terminate Employee’s employment in a Termination for Cause, which notice shall specify the grounds for the Termination for Cause; and Employee shall be provided a reasonable opportunity to cure any conduct or act, if curable, alleged as grounds for the Termination for Cause.
Further, all rights Employee has or may have under this Agreement shall be suspended automatically during (A) the pendency of any investigation by the Board or its designee (provided that any such suspension shall not exceed 60 days, except as set forth in clause (B)), or (B) any negotiations between the Board or its designee and Employee regarding any actual or alleged act or omission by Employee of the type that would warrant a Termination for Cause (provided that any passage of time during such negotiations shall not be counted for purposes of the 60-day limit set forth in clause (A)), and any such suspension shall not give rise to a claim of Good Reason by Employee.
(aq)“Voting Securities” means any securities that ordinarily possess the power to vote in the election of directors without the happening of any precondition or contingency.
22.Survival. The provisions of Section 7 shall survive the termination of this Agreement.
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IN WITNESS WHEREOF, the Company has caused this Agreement to be executed in its name and on its behalf, and Employee acknowledges understanding and acceptance of, and agrees to, the terms of this Agreement, all as of the Effective Date.

HERITAGE BANK

By:

Print Name:

Title:

EMPLOYEE

[●]
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EXHIBIT A
Release and Waiver Agreement
This Release and Waiver Agreement (“Agreement”) is made and entered into by and between Heritage Bank (the “Company”) and [______________] (“Employee”).
Whereas, Heritage Financial Corporation (“Heritage”) and Olympic Bancorp, Inc. (“Olympic”) merged effective [__________], 202[6] pursuant to that certain Agreement and Plan of Merger between Heritage and Olympic dated [_________], 202[6] (the “Merger”);
Whereas, Employee and the Company are parties to that certain employment agreement, made and entered into as of [__________], 20[5], effective as of the Merger (the “Employment Agreement”); and
Whereas, Employee’s execution and non-revocation of this Agreement is a condition of the Company’s obligation to pay any severance benefits pursuant to the Employment Agreement.
Now, therefore, for and in consideration of the mutual promises contained herein, and for other good and sufficient consideration, receipt of which is hereby acknowledged, Employee and the Company (collectively, the “Parties” and, individually, each a “Party”), intending to be legally bound, hereby agree as follows:
1.Termination of Employment. Employee’s employment with the Company shall terminate effective as of the close of business on [_______________] (the “Termination Date”).
2.Compensation and Benefits. Subject to the terms of this Agreement, the Company shall compensate Employee under this Agreement as follows (collectively, the “Severance Payments”):
(a)Severance Amount. Subject to the terms of this Agreement, including its execution and non-revocation, the Company shall pay to Employee the Severance Amount of [_______________], subject to and in accordance with the terms and conditions of the Employment Agreement.
(b)Accrued Salary and Vacation. Employee shall be entitled to a lump sum payment in an amount equal to Employee’s earned but unpaid annual base salary and vacation pay for the period ending on the Termination Date, with such payment to be made on the first payroll date following the Termination Date.
(c)Employee Acknowledgement. Employee acknowledges that, subject to fulfillment of all obligations provided for herein, Employee has been fully compensated by the Company, including under all applicable laws, and that nothing further is owed to Employee with respect to wages, bonuses, severance, other compensation, or benefits. Employee further acknowledges that the Severance Payments (other than (b) above) are consideration for Employee’s promises contained in this Agreement, and that the Severance Payments are above and beyond any wages, bonuses, severance, other compensation, or benefits to which Employee is entitled from the Company under the terms of Employee’s employment or under any other contract or law that Employee would be entitled to absent execution of this Agreement.
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(d)Withholding. The Severance Payments shall be treated as wages and subject to all taxes and other payroll deductions required by law.
3.Termination of Benefits. Except as provided in Section 2 above or as may be required by law, Employee’s participation in all employee benefit (pension and welfare) and compensation plans of the Company shall cease as of the Termination Date. Nothing contained herein shall limit or otherwise impair Employee’s right to receive pension or similar benefit payments that are vested as of the Termination Date under any applicable tax-qualified pension or other plans, pursuant to the terms of the applicable plan.
4.Release of Claims and Waiver of Rights. Employee, on Employee’s own behalf and that of Employee’s heirs, executors, attorneys, administrators, successors, and assigns, fully releases and discharges the Company, its predecessors (specifically including Olympic and its affiliates), successors, parents, subsidiaries, affiliates, and assigns, and its and their directors, officers, trustees, employees, and agents, both in their individual and official capacities, and the current and former trustees and administrators of each retirement and other benefit plan applicable to the employees and former employees of the Company and its predecessors, both in their official and individual capacities (the “Releasees”) from all liability, claims, demands, and actions Employee now has, may have had, or may ever have, whether currently known or unknown, as of or prior to Employee’s execution of this Agreement (the “Release”), including liability claims, demands, and actions:
(a)Arising from or relating to Employee’s employment or other association with the Company, Olympic, or their respective affiliates,
(b)Relating to wages, bonuses, other compensation, or benefits,
(c)Relating to any Prior Agreement (as defined in the Employment Agreement),
(d)Relating to any employment law, including: (i) The United States, and State of Washington Constitutions, (ii) The Civil Rights Act of 1964, (iii) The Civil Rights Act of 1991, (iv) The Equal Pay Act, (v) The Employee Retirement Income Security Act of 1974, (vi) The Age Discrimination in Employment Act (the “ADEA”), (vii) The Americans with Disabilities Act, (viii) Executive Order 11246, and (ix) Any other federal, state, or local statute, ordinance, or regulation relating to employment,
(e)Relating to any right of payment for disability,
(f)Relating to any statutory or contractual right of payment, and
(g)For relief on the basis of any alleged tort or breach of contract under the common law of the State of Washington, or any other state, including defamation, intentional or negligent infliction of emotional distress, breach of the covenant of good faith and fair dealing, promissory estoppel, and negligence.
Employee acknowledges that Employee is aware that statutes exist that render null and void releases and discharges of any claims, rights, demands, liabilities, actions, and causes of action that are unknown to the releasing or discharging party at the time of execution of the release and discharge. Employee waives, surrenders, and shall forego any protection to which Employee would otherwise be entitled by virtue of the existence of any such statutes in any jurisdiction, including the State of Washington.
5.Exclusions from General Release.
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(a)Excluded from the Release are any claims or rights that cannot be waived by law (including claims for unemployment compensation pursuant to Title 50 of the Revised Code of Washington, or for workers compensation pursuant to Title 51 of the Revised Code of Washington), as well as Employee’s right to file a charge with an administrative agency or participate in any agency investigation. Employee is, however, waiving the right to recover any money in connection with a charge or investigation. Employee is also waiving the right to recover any money in connection with a charge filed by any other individual or by the Equal Employment Opportunity Commission or any other federal or state agency.
(b)Notwithstanding the foregoing, Employee is not waiving the right to report possible securities law violations to the Securities and Exchange Commission and other governmental agencies or the right to receive any resulting whistleblower awards.
6.Covenant Not to Sue.
(a)A “covenant not to sue” is a legal term that means Employee promises not to file a lawsuit in court. It is different from the release of claims and waiver of rights contained in Section 4 above. Besides waiving and releasing the claims covered by Section 4 above, Employee shall never sue the Releasees in any forum for any reason covered by the Release. Notwithstanding this covenant not to sue, Employee may bring a claim against the Company to enforce this Agreement, to challenge the validity of this Agreement under the ADEA or for any claim that arises after execution of this Agreement. If Employee sues any of the Releasees in violation of this Agreement, Employee shall be liable to them for their reasonable attorneys’ fees and costs (including the costs of experts, evidence, and counsel) and other litigation costs incurred in defending against Employee’s suit. In addition, if Employee sues any of the Releasees in violation of this Agreement, the Company can require Employee to return all but a sum of $100 of the Severance Payments, which sum is, by itself, adequate consideration for the promises and covenants in this Agreement. In that event, the Company shall have no obligation to make any further Severance Payments.
(b)If Employee has previously filed any lawsuit against any of the Releasees, Employee shall immediately take all necessary steps and execute all necessary documents to withdraw or dismiss such lawsuit to the extent Employee’s agreement to withdraw, dismiss, or not file a lawsuit would not be a violation of any applicable law or regulation.
7.Representations by Employee. Employee warrants that Employee is legally competent to execute this Agreement and that Employee has not relied on any statements or explanations made by the Company or its attorneys. Employee acknowledges that Employee has been, and hereby is, advised in writing to consult with legal counsel regarding the terms of this Agreement, including the Release, before executing this Agreement. Employee acknowledges that Employee has been offered at least [21 / 45] days to consider this Agreement. After being so advised, and without coercion of any kind, Employee freely, knowingly, and voluntarily enters into this Agreement. Employee acknowledges that Employee may revoke this Agreement within 7 days after Employee has signed this Agreement and acknowledges understanding that this Agreement shall not become effective or enforceable until 7 days after Employee has signed this Agreement (the “Effective Date”), as evidenced by the date set forth below Employee’s signature on the signature page hereto. Any revocation must be in writing and directed to [Heritage Financial Corporation – Chief Human Resources Officer]. If sent by mail, any revocation must be postmarked within the seven-day period described above and sent by certified mail, return receipt requested.
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8.Restrictive Covenants. Section 7 of the Employment Agreement (entitled “Restrictive Covenants”), shall continue in full force and effect as if fully restated herein.
9.Non-Disparagement. Employee shall not engage in any disparagement or vilification of the Releasees, and shall refrain from making any false, negative, critical, or disparaging statements, implied or expressed, concerning the Releasees, including regarding management style, methods of doing business, the quality of products and services, role in the community, or treatment of employees. Employee shall do nothing that would damage the Company’s business reputation or goodwill.
10.Company Property.
(a)Employee shall return to the Company all information, property, and supplies belonging to the Company or any of its affiliates, including any confidential or proprietary information, Company autos, keys (for equipment or facilities), laptop computers and related equipment, cellular phones, smart phones or PDAs (including SIM cards), security cards, corporate credit cards, and the originals and all copies of all files, materials, and documents (whether in tangible or electronic form) containing confidential or proprietary information or relating to the business of the Company or any of its affiliates.
(b)Employee shall not, at any time on or after the Termination Date, directly or indirectly use, access, or in any way alter or modify any of the databases, e-mail systems, software, computer systems, or hardware or other electronic, computerized, or technological systems of the Company or any of its affiliates. Employee acknowledges that any such conduct by Employee would be illegal and would subject Employee to legal action by the Company, including claims for damages and/or appropriate injunctive relief. For purposes of clarification, all such systems of information contained therein of any predecessor of the Company shall be the Company’s systems and information.
11.Intellectual Property. At all times from and after the date of the date of this Agreement, Employee agrees to not, directly or indirectly, use, register, or assist others to use or register, any designation (including, without limitation, any service mark, trademark, trade name or other indicia of source) that is the same as or confusingly similar to the Company or any of its affiliates, or to Olympic Bancorp, Inc. or Kitsap Bank, in connection with any banking, wealth management, lending, trust or other financial services or products. Employee further acknowledges and agrees that Employee’s obligations under this paragraph are necessary to protect consumers from confusion as to source, affiliation, association or sponsorship, and that such obligations are reasonable and will not preclude or materially impede Employee from gainful employment.
12.Confidentiality of Agreement. Employee shall keep the existence and the terms of this Agreement confidential, except for Employee’s immediate family members and Employee’s legal and tax advisors in connection with services related hereto and except as may be required by law or in connection with the preparation of tax returns.
13.Non-Waiver. The Company’s waiver of a breach of this Agreement by Employee shall not be construed or operate as a waiver of any subsequent breach by Employee of the same or of any other provision of this Agreement.
14.Applicable Law; Mandatory Arbitration and Equitable Relief. All questions concerning the construction, validity, and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by Sections 10 and 11 of the Employment Agreement as if restated herein in their entirety.
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15.Legal Fees. In the event that either Party commences mediation, arbitration, or litigation to enforce or protect such Party’s rights under this Agreement, the prevailing Party in any such action shall be entitled to recover reasonable attorneys’ fees and costs (including the costs of experts, evidence, and counsel) and other costs relating to such action, in addition to all other entitled relief, including damages and injunctive relief.
16.Entire Agreement. This Agreement sets forth the entire agreement of the Parties regarding the subject matter hereof, and shall be final and binding as to all claims that have been or could have been advanced on behalf of Employee pursuant to any claim arising out of or related in any way to any Prior Agreement or Employee’s employment with the Company, Olympic, or their affiliates. Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to impair the rights and obligations of the Parties under the restrictive covenant provisions of the Employment Agreement.
17.Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.
18.Successors. This Agreement shall be binding upon and inure to the benefit of the Company, its successors and assigns.
19.Enforcement and Severability. The provisions of this Agreement shall be regarded as divisible and separable and if any provision should be declared invalid or unenforceable by a court of competent jurisdiction, the validity and enforceability of the remaining provisions shall not be affected thereby. If the scope of any restriction or requirement contained in this Agreement is too broad to permit enforcement of such restriction or requirement to its full extent, then such restriction or requirement shall be enforced to the maximum extent permitted by law, and Employee hereby consents that any court of competent jurisdiction may so modify such scope in any proceeding brought to enforce such restriction or requirement. In addition, Employee stipulates that breach by Employee of restrictions and requirements under this Agreement will cause irreparable damage to the Releasees in the case of Employee’s breach and that the Company would not have entered into this Agreement without Employee binding Employee to these restrictions and requirements. In the event of Employee’s breach of this Agreement, in addition to any other remedies the Company may have, and without bond and without prejudice to any other rights and remedies that the Company may have for Employee’s breach of this Agreement, the Company shall be entitled to an injunction to prevent or restrain any such violation by Employee and all persons directly or indirectly acting for or with Employee. Employee stipulates that the restrictive period for which the Company is entitled to an injunction shall be extended for a period that equals the time period during which Employee is or has been in violation of the restrictions contained herein.
20.Future Cooperation. In connection with any and all claims, disputes, negotiations, governmental, internal or other investigations, lawsuits, or administrative proceedings (the “Legal Matters”) involving the Company or any of its affiliates, or any of their current or former officers, employees or board members (collectively, the “Disputing Parties” and, individually, each a “Disputing Party”), Employee shall make Employee reasonably available, upon reasonable notice from the Company and without the necessity of subpoena, to provide information and documents, provide declarations and statements regarding a Disputing Party, meet with attorneys and other representatives of a Disputing Party, prepare for and give depositions and testimony, and otherwise cooperate in the investigation, defense, and prosecution of any and all such Legal Matters, as may, in the good faith and judgment of the Company, be reasonably requested. The Company shall consult with Employee and make reasonable efforts to schedule such assistance so as not to materially disrupt Employee’s business and personal
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affairs. The Company shall reimburse all reasonable expenses incurred by Employee in connection with such assistance, including travel, meals, rental car, and hotel expenses, if any; provided such expenses are approved in advance by the Company and are documented in a manner consistent with expense reporting policies of the Company as may be in effect from time to time.
IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the dates set forth below their respective signatures below.

HERITAGE BANK	EMPLOYEE

By:

[Name]	[Name]
[Title]

Date:	Date:
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Exhibit D
Form of Resignation and Confidentiality Agreement
See attached.

RESIGNATION AND CONFIDENTIALITY AGREEMENT
THIS RESIGNATION AND CONFIDENTIALITY AGREEMENT (this “Agreement”) is entered into as of [●], 2025 (but shall be effective at the Effective Time (as hereinafter defined)) by and between Olympic Bancorp, Inc., a Washington corporation (the “Company”), and [Name] (the “Fiduciary”).
WHEREAS, the Fiduciary is a member of the board of directors of the Company and/or the Company’s wholly-owned subsidiary, Kitsap Bank, a Washington state-chartered nonmember bank (the “Bank” and, together with the Company, the “Company Entities”);
WHEREAS, the Company is simultaneously herewith entering into an Agreement and Plan of Merger (the “Merger Agreement”) with Heritage Financial Corporation, a Washington corporation (“Heritage”), providing for, among other things, the merger of the Company with and into Heritage (the “Merger”) and the merger of the Bank with and into Heritage Bank, a Washington state-chartered nonmember bank and wholly-owned subsidiary of Heritage (the “Bank Merger”);
WHEREAS, the Fiduciary is entering into this Agreement to induce Heritage to simultaneously enter into the Merger Agreement and to consummate the Merger and Bank Merger; and
WHEREAS, the Fiduciary will derive significant pecuniary benefit from the consummation of the Merger by virtue of the Fiduciary holding Class A Voting Common Stock of the Company, Class B Non-Voting Common Stock, and/or certain phantom interests in the Bank and/or the Company.
NOW THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties, the Company and the Fiduciary hereby agree as follows:
1.In consideration of Fiduciary’s promises under this Agreement, the Company shall pay or cause to be paid to Fiduciary One Hundred Dollars ($100) in one (1) single lump sum on Kitsap Bank’s next regularly scheduled payroll date following the Effective Time.
2.The Fiduciary does hereby resign, to the extent applicable, as a member of the board of directors of the Company at the effective time of the consummation of the Merger (the “Effective Time”) and, to the extent replicable, as a member of the board of directors of the Bank at the time of the consummation of the Bank Merger.
3.(a)    The Company and the Fiduciary acknowledge and agree that: (i) various business connections, clientele and customers of the Company Entities have been established by the Company Entities and will be maintained at a great expense to Heritage; (ii) by virtue of the Fiduciary’s service as a member of the boards of directors of the Company Entities, the Fiduciary has become familiar with the identity and the business needs of the customers and clientele of the Company Entities; and (iii) Heritage will sustain great loss and damage if the
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Fiduciary violates the covenants and agreements hereinafter set forth, for which loss and damage Heritage does not have an adequate remedy at law.
(b)Based on the foregoing, the Fiduciary hereby expressly covenants and agrees, which covenants and agreements are the essence of this Agreement, that for a period of twelve (12) months from the Effective Time (the “Restricted Period”), the Fiduciary shall not, unless acting with the prior written consent of Heritage, whether for the Fiduciary’s own benefit or for the benefit of any other person, firm, corporation or other business organization: (i) refer any current customers, including but not limited to loan, deposit and asset management customers, of the Company Entities to any financial institution other than the financial institution subsidiaries of Heritage; (ii) solicit the business or patronage of any current customer of any of the Company Entities for the purpose of providing financial services by a financial institution other than Heritage or any of its financial institution subsidiaries; (iii) induce any current customer to terminate or reduce any aspect of its relationship with Heritage or any of its financial institution subsidiaries in any material respect; or (iv) directly or indirectly solicit or offer employment to any current officer or employee of the Company Entities, Heritage or any of its subsidiaries, or take any action intended, or that a reasonable person acting in like circumstances would expect, to have the effect of causing any current officer or employee of, or vendor or service provider doing business with, the Company Entities, Heritage or any of its subsidiaries to terminate his, her or its employment or independent contractor relationship with the Company Entities, Heritage or any of its subsidiaries. For purposes of this section “financial institution” includes any business engaged in the business of banking or that of owning or managing or controlling a bank or banks (which term shall include, but is not limited to, commercial banks, mortgage companies, savings and loan associations, credit unions and savings banks, or a holding company thereof).
(c)The restrictions in paragraph 3(b)(iv) above with respect to officers or employees of the Company Entities, Heritage and its subsidiaries shall not apply to: (i) general solicitations of employment through employment advertisements that are placed in publications of general circulation or in trade journals or posted on the internet; (ii) contacts initiated by an officer or employee of the Company Entities, Heritage or its subsidiaries without direct contact or communication with the Fiduciary; or (iii) the employment by an employer of the Fiduciary of an officer or employee of the Company Entities, Heritage or its subsidiaries following the activities set forth in clauses (i)-(ii) of this subparagraph (c).
(d)The Fiduciary acknowledges and agrees that during the Restricted Period, he or she will not make any public remarks or statements, whether orally or in writing, about Heritage or any of its subsidiaries, any of their respective products or services, or any of their respective current or former directors, officers, employees, agents or representatives that are derogatory. The restrictions in this subparagraph, however, do not prohibit the Fiduciary from taking any action relating to the enforcement of his or her rights under the Merger Agreement and the related documents.
4.The Fiduciary hereby further covenants and agrees that at all times after the Effective Time, he or she shall not use for his or her personal benefit, or disclose, communicate
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or divulge to, or use for the direct or indirect benefit of any person or entity other than Heritage and its subsidiaries, any confidential information regarding the business methods, business policies, procedures, techniques, research or development projects or results, trade secrets, or other confidential and proprietary knowledge or processes of or developed by the Company Entities or any names and addresses of customers or any data on or relating to past, present or prospective customers or any other information relating to or dealing with the business operations or activities of the Company Entities (including that which gives the Bank an opportunity to obtain an advantage over competitors who do not know or use it), made known to the Fiduciary or learned or acquired by the Fiduciary while an employee or director of the Company Entities; provided, however, that the foregoing restrictions shall not apply to: (i) any such information which is or comes into the public domain other than through a breach of this paragraph 4 by the Fiduciary; (ii) any disclosure ordered by a court of competent jurisdiction or as otherwise required by law; (iii) any disclosure in connection with any legal proceedings relating to the enforcement of any rights of the Fiduciary under the Merger Agreement and the related documents; or (iv) any confidential disclosure to legal and tax advisors of the Fiduciary for any proper purposes, including, without limitation, preparation of tax returns, and obtaining tax, estate planning and financial advice for the Fiduciary and his or her family.
5.If the Restricted Period should be adjudged to be unreasonable by any court of competent jurisdiction, then the court making such judgment shall have the power to reduce the period of time by such number of months as is required so that such restriction may be enforced for such time as is adjudged to be reasonable. Similarly, if any other portion of paragraph 3 or 4 above is adjudged to be unreasonable by any court of competent jurisdiction, then the court making such judgment shall have the power to, and shall, reduce such scope or restriction so that it shall extend to the maximum extent permissible under the law and no further.
6.The Fiduciary acknowledges that the restraints imposed under paragraphs 3 and 4 of this Agreement are fair and reasonable under the circumstances and that if the Fiduciary should commit a breach of any of the provisions of paragraph 3 or 4 of this Agreement Heritage’s remedies at law would be inadequate to compensate it for its damages. The parties agree that in the event of any breach by the Fiduciary of any of the provisions of paragraph 3 or 4 of this Agreement, Heritage shall be entitled to (a) injunctive relief and (b) such other relief as is available at law or in equity. In the event of any legal action between the Fiduciary and Heritage under this Agreement, the prevailing party in such action shall be entitled to recover reasonable fees and disbursements of his, her or its counsel (plus any court costs) incurred by such prevailing party in connection with such legal action from the other party. Moreover, if the Fiduciary has violated any of the provisions of paragraph 3, Heritage’s right to injunctive relief shall include, without limitation, the imposition of an additional period of time during which the Fiduciary will be required to comply with the violated provisions thereof, which period of time shall not be less than the period of time the Fiduciary was in violation of said provisions of paragraph 3. If Heritage is required in any injunction proceeding to post a bond, the parties agree that it shall be in a nominal amount.
7.This Agreement shall be governed by the laws of the State of Washington.
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8.This Agreement represents the entire agreement between the Company and the Fiduciary concerning its subject matter and may not be modified except by a written agreement signed by the parties.
9.This Agreement may be executed in counterparts, each of which shall be deemed an original.
10.This Agreement shall become effective at the Effective Time and shall terminate and be null and void upon any termination of the Merger Agreement in accordance with its terms.
11.This Agreement shall be binding upon and inure to the benefit of the parties hereto and the Company’s successors in interest.
[The Remainder of this Page Is Left Intentionally Blank]
[Signature Page Follows]
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IN WITNESS WHEREOF, the parties hereto have executed this Agreement individually, or have caused this Agreement to be executed by their respective officers, on the day and year first written above.

Olympic Bancorp, Inc.

By:
Name:
Title:

Fiduciary

Name:
[Signature Page to Resignation and Confidentiality Agreement]

Exhibit E
Form of Employment Continuity Agreement
See attached.
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HERITAGE FINANCIAL CORPORATION
EMPLOYMENT CONTINUITY AGREEMENT
This Employment Continuity Agreement (this “Agreement”) is made and entered into as of [●], 2025, by and between Heritage Financial Corporation (“Heritage”) and [Name] (“Executive,” and together with Heritage, the “Parties”).
RECITALS
A.Executive is currently employed as an executive officer of Olympic Bancorp, Inc., a Washington corporation (the “Company”), and/or the Company’s wholly-owned subsidiary, Kitsap Bank, a Washington state-chartered nonmember bank (the “Bank”).
B.Executive is currently subject to that certain Change in Control Agreement by and among the Company, the Bank and Executive dated April 22, 2025 (the “CIC Agreement”).
C.The Company is simultaneously herewith entering into an Agreement and Plan of Merger (the “Merger Agreement”) with Heritage, providing for, among other things, the merger of the Company with and into Heritage (the “Merger”) and the merger of the Bank with and into Heritage Bank, a Washington state-chartered nonmember bank wholly-owned subsidiary of Heritage (the “Bank Merger”).
D.Executive is entering into this Agreement to induce Heritage to simultaneously enter into the Merger Agreement and to consummate the Merger and the Bank Merger.
AGREEMENTS
In consideration of the foregoing and the mutual promises and covenants of the Parties set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby expressly covenant and agree as follows:
1.Effective Date; Contingency. This Agreement shall become effective as of the date on which the consummation of the Merger occurs pursuant to the Merger Agreement (the “Effective Date”). This Agreement shall be contingent on the consummation of the Merger as contemplated by the Merger Agreement. If the Merger is not consummated for any reason, this Agreement will be null and void as of the date of the public announcement of the cancellation of the intent to consummate the Merger.
2.Continuity of Employment. Upon the consummation of the Merger, Heritage shall assume and continue the CIC Agreement. Executive agrees that Executive will remain in the continuous employment of Heritage for the ninety (90) day period immediately following the Effective Date (such period of employment, the “Continuity Period”). The Parties acknowledge and agree that Executive’s employment with Heritage shall automatically terminate as of the close of business on the last day of the Continuity Period; provided, however, each of Heritage and Executive reserves the right to terminate Executive’s employment with Heritage prior to such date for any reason (such termination date, the “Termination Date”). During the Continuity Period, Executive agrees that Executive will devote his full time and best efforts to the business affairs of Heritage and shall report directly to and provide services as may be requested or directed by Heritage’s [Title].
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3.Compensation During the Continuity Period. During the Continuity Period, Executive shall continue to be compensated at the same rate of annual base salary as in effect as of the Effective Date. In addition, as a full-time employee of Heritage, Executive will continue to be eligible to participate in any Heritage employee benefit plans in accordance with the applicable terms and conditions of each as may be in effect from time to time.
4.Payment Following Termination Date.
(1)Following the Termination Date, Executive shall receive the Severance Amount (as defined in the CIC Agreement) and shall be entitled to the medical and dental benefits described in Section 4 of the CIC Agreement, in each case, in accordance with the terms and conditions of the CIC Agreement. Pursuant to Section 5 of the CIC Agreement, as a condition to receipt of the Severance Amount, Executive must execute and deliver to Heritage within forty-five (45) days following the Termination Date a general release and waiver in the form attached hereto as Exhibit A (the “Release and Waiver Agreement”), and any applicable revocation period with respect to such Release and Waiver Agreement must expire without Executive revoking such Release and Waiver Agreement on or prior to the sixtieth (60th) day following the Termination Date. Notwithstanding the foregoing, if Executive dies or suffers a “disability” (as such term is defined under Section 409A of the Internal Revenue Code of 1986, as amended, and Treasury Regulations promulgated thereunder), on or following the Effective Date but prior to the Termination Date, Executive shall be entitled to receive the Severance Amount, to be paid as if the date of such death or Disability was the Termination Date, provided that Executive, Executive’s estate, or Executive’s legal representative, as the case may be, complies with the requirement to execute and not revoke the Release and Waiver Agreement as described herein.
(2)The parties acknowledge that upon the consummation of the Merger, Executive would have the right to terminate Executive’s employment with Heritage for Good Reason (as defined in the CIC Agreement) pursuant to the CIC Agreement resulting from the transactions contemplated by the Merger Agreement. Notwithstanding such right, but subject to this Section 4(b), Executive hereby waives any right Executive may have to terminate Executive’s employment with Company, Bank or Heritage for Good Reason (as defined in the CIC Agreement) resulting from the transactions contemplated by the Merger Agreement provided that, notwithstanding anything in the CIC Agreement or herein to the contrary, Executive shall receive the Severance Amount and benefits described in Section 4(a), with the receipt of such payment and benefits conditioned only upon Executive’s execution and non-revocation of the Release and Waiver Agreement pursuant to Section 4(a) and Executive’s compliance with the Restrictive Covenants (defined below) regardless of the reason of termination of Executive employment with Heritage, including but not limited to any termination of Executive’s employment by Heritage or Executive prior to the expiration of the ninety (90) day period immediately following the Effective Date.
5.Restrictive Covenants. Executive hereby reaffirms his obligation to comply with the restrictive covenants set forth in Sections 7 through 10 of the CIC Agreement (the “Restrictive Covenants”).
6.Governing Law. This Agreement shall be construed in accordance with the laws of the State of Washington, without regard to the conflict of law provisions of any jurisdiction.
7.Captions. The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.
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8.Entire Agreement. This Agreement sets forth the entire agreement between the Parties concerning the subject matter hereof and supersedes all prior agreements or understandings, whether written or oral, relating to the subject matter hereof.
9.Counterparts. The Parties may execute this Agreement in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument. Delivery of an executed signature page of this Agreement by facsimile, electronic mail (in .pdf format) or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document has the same effect as delivery of an executed original of this Agreement.
[Signature Page Follows]
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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

HERITAGE FINANCIAL CORPORATION	EXECUTIVE

By:
Name: [Name]
Title: [Title]
[Signature Page to Employment Agreement Termination Agreement]

Exhibit A
Release and Waiver Agreement
[Signature Page to Employment Agreement Termination Agreement]

Exhibit F
Form of Bank Merger Agreement
See attached.

AGREEMENT AND PLAN OF MERGER OF
KITSAP BANK
WITH AND INTO
HERITAGE BANK
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of September 25, 2025, between Heritage Bank (“Acquiror Bank”), a Washington-chartered nonmember bank having its main office at 201 5th Avenue Southwest, Olympia, Washington 98501, and Kitsap Bank (the “Bank”), a Washington-chartered nonmember bank having its main office at 619 Bay Street, Port Orchard, Washington 98366.
W I T N E S E T H:
WHEREAS, Acquiror Bank is a Washington-chartered nonmember bank, the main and branch offices of which are attached hereto as Exhibit A and made a part hereof, and the authorized capital stock which consists of 10,000,000 shares of common stock, $1.00 par value per share, and 5,000,000 shares of preferred stock, $1.00 par value per share, and all the issued and outstanding shares of which are owned as of the date hereof directly by Heritage Financial Corporation, a Washington corporation (“Acquiror”);
WHEREAS, as of June 30, 2025, Acquiror Bank had capital stock outstanding of approximately $1.8 million, divided into 1,809,606 shares of issued and outstanding common stock, $1.00 par value per share, and no shares of issued and outstanding preferred stock, $1.00 par value per share, surplus of $686.3 million, undivided profits of approximately $252.8 million and accumulated other comprehensive loss of approximately $37.2 million;
WHEREAS, the Bank is a Washington-chartered nonmember bank, the main and branch offices of which are attached hereto as Exhibit B and made a part hereof, and authorized capital stock which consists of 302,400 shares of common stock, $10.00 par value per share, and all the issued and outstanding shares of which are owned as of the date hereof by Olympic Bancorp, Inc., a Washington corporation (the “Company”);
WHEREAS, as of June 30, 2025, the Bank had capital stock outstanding of approximately $10.7 million, divided into 283,280 shares of issued and outstanding common stock, $10.00 par value per share, surplus of $39.7 million, undivided profits of approximately $162.2 million and accumulated other comprehensive loss of approximately $54.5 million;
WHEREAS, Acquiror and the Company have entered into an Agreement and Plan of Merger, dated as of an even date herewith (the “Merger Agreement”), pursuant to which the Company will merge with and into Acquiror, with Acquiror as the surviving entity (the “Merger”);
WHEREAS, the Merger Agreement contemplates that, immediately following the Merger, the Bank will merge with and into Acquiror Bank (the “Bank Merger”), with Acquiror Bank as the surviving entity; and
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WHEREAS, prior to the Merger, the respective Boards of Directors of Acquiror Bank and the Bank determined the transactions contemplated by this Agreement, including the Bank Merger, are advisable and in the best interests of the respective banks, and the Boards of Directors of Acquiror Bank and the Bank have authorized and approved the execution and delivery of this Agreement by their respective officers.
NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein contained, the parties hereto do hereby agree as follows:
ARTICLE 1
BANK MERGER
Subject to the terms and conditions of this Agreement, on the Effective Date (as hereinafter defined), immediately follow the Merger or such later time as agreed to by the parties to this Agreement, the Bank shall be merged with and into Acquiror Bank pursuant to the provisions of, and with the effect provided in, RCWA 30A.49.060 (said transaction being hereinafter referred to as the “Bank Merger”). On the Effective Date, (i) the separate existence of the Bank shall cease, and Acquiror Bank, as the surviving entity (Acquiror Bank being hereinafter sometimes referred to as the “Surviving Bank”), shall continue unaffected and unimpaired by the Bank Merger, (ii) all of the property, rights, privileges, powers and franchises of the Bank and Acquiror Bank shall be vested in the Surviving Bank, and (iii) the Surviving Bank shall be liable for all the liabilities of the Bank and Acquiror Bank existing at the Effective Date. The business of the Surviving Bank shall be that of a Washington state-chartered nonmember bank and shall be conducted at its main office and its legally established branches.
ARTICLE 2
CHARTER AND BY-LAWS
The Articles of Incorporation and By-Laws of Acquiror Bank in effect immediately prior to the Effective Date shall be the Articles of Incorporation and By-Laws of the Surviving Bank, in each case until amended in accordance with applicable law.
ARTICLE 3
BOARD OF DIRECTORS
On the Effective Date, the Board of Directors of the Surviving Bank shall consist of those persons serving as directors of Acquiror Bank immediately prior to the Effective Date, attached hereto as Exhibit C and made a part hereof. On the Effective Date, the executive officers of the Surviving Bank shall consist of those persons serving as executive officers of Acquiror Bank immediately prior to the Effective Date, attached hereto as Exhibit D and made a part hereof.
ARTICLE 4
CAPITAL
The shares of capital stock of Acquiror Bank issued and outstanding immediately prior to the Effective Date shall, on the Effective Date, continue to be issued and outstanding.
The shares of capital stock of the Bank held by Acquiror immediately after the Merger and immediately prior to the Effective Date shall, on the Effective Date, by virtue of the Bank
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Merger, and without any action on the part of the holder thereof, be canceled and retired, and no cash, new shares of common stock, or other property shall be delivered in exchange therefor.
Upon completion of the Bank Merger, the Surviving Bank will have capital stock outstanding of approximately $1.8 million, divided into 10,000,000 shares of common stock, $1.00 par value per share, and 5,000,000 shares of preferred stock, $1.00 par value per share, surplus of approximately $[●], undivided profits of approximately $[●] and accumulated other comprehensive income of approximately $[●].
ARTICLE 5
EFFECTIVE DATE OF THE BANK MERGER
The Bank Merger shall be effective at the time and on the date specified in the certificate of merger issued by the Director of the Washington Department of Financial Institutions (the “Director”) with respect thereto, such date and time to immediately follow the Merger or such later time as agreed to by the parties to this Agreement (such date and time being herein referred to as the “Effective Date”). Notwithstanding the foregoing, the consummation and effectiveness of the Merger shall be a condition precedent to the effectiveness of the Bank Merger.
ARTICLE 6
OFFICES
The main office of the Surviving Bank shall be 201 5th Avenue Southwest, Olympia, Washington 98501. The main and branch offices of Acquiror Bank existing immediately prior to the Effective Date, attached hereto as Exhibit A, shall be the main and branch offices of the Surviving Bank. The main and branch offices of the Bank existing immediately prior to the Effective Date, attached hereto as Exhibit B, shall be branch offices of the Surviving Bank.
ARTICLE 7
APPROVALS
This Agreement is subject to approval by the Director. This Agreement is also subject to approval by the sole shareholder of each of Acquiror Bank and the Bank and, in accordance with such requirement, this Agreement has been unanimously ratified and confirmed by the sole shareholder of Acquiror Bank on September 24, 2025 and by the sole shareholder of the Bank September 25, 2025, in accordance with RCWA 30A.49.050.
ARTICLE 8
FURTHER ASSURANCES
If at any time the Surviving Bank shall consider or be advised that any further assignments, conveyances or assurances are necessary or desirable to vest, perfect or confirm in the Surviving Bank title to any property or rights of the Bank, or otherwise carry out the provisions hereof, the proper officers and directors of the Bank, as of immediately following the Merger and prior to the Bank Merger, and thereafter the officers of the Surviving Bank acting on behalf of the Bank shall execute and deliver any and all proper assignments, conveyances and assurances, and do all things necessary or desirable to vest, perfect or confirm title to such property or rights in the Surviving Bank and otherwise carry out the provisions hereof.
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ARTICLE 9
TERMINATION
Anything contained in this Agreement to the contrary notwithstanding, this Agreement shall terminate automatically with no further action by either party in the event that the Merger Agreement is terminated in accordance with the provisions thereof prior to the effectiveness of the Merger.
ARTICLE 10
DISSENTING SHAREHOLDERS
Pursuant to the unanimous ratification and confirmation of this Agreement by the sole shareholder of each of Acquiror Bank and the Bank, the rights of dissenting shareholders provided by the banking Laws of the United States and the State of Washington, including RCWA 30A.49.090, shall not apply.
ARTICLE 11
AMENDMENTS
Before the Merger, any provision of this Agreement may be amended or modified at any time, but only by a written agreement executed in the same manner as this Agreement, except to the extent that any such amendment would violate applicable law.
ARTICLE 12
GOVERNING LAW
This Agreement is governed by, and will be interpreted in accordance with, the Laws of the State of Washington applicable to contracts made and to be performed entirely within that State.
ARTICLE 13
COUNTERPARTS
This Agreement may be executed in multiple counterparts, and may be delivered by means of facsimile or email (or any other electronic means such as “.pdf” or “.tiff” files), each of which shall be deemed to constitute an original, but all of which together shall be deemed to constitute one and the same instrument.
[The Remainder of this Page Is Left Intentionally Blank]
[Signature Page Follows]
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IN WITNESS WHEREOF, the parties hereto have executed this Agreement individually, or have caused this Agreement to be executed by their respective officers, on the day and year first written above.

ATTEST:	HERITAGE BANK

By:
Name:	Name:	Bryan D. McDonald
Title:	Title:	President and Chief Executive Officer

ATTEST:	KITSAP BANK

Name:	Name:	Steven L. Politakis
Title:	Title:	President and Chief Executive Officer

EXHIBIT A
ACQUIROR BANK OFFICES
•201 5th Avenue Southwest, Olympia, WA 98501
•20333 Ballinger Way NE, Shoreline, WA 98155
•401 N Main Street, Coupeville, WA 98239
•537 W 2nd Avenue, Toppenish, WA 98948
•1307 E Main, Puyallup, WA 98372
•927 Commerce Avenue, Longview, WA 98632
•450 SW Bayshore Drive, Oak Harbor, WA 98277
•165 McElroy Drive, Camano Island, WA 98282
•105 1st Street, #101, Langley, WA 98260
•1800 S Burlington Boulevard, Burlington, WA 98233
•265 York Street, Bellingham, WA 98225
•2202 Commercial Avenue, Anacortes, WA 98221
•5590 S Harbor Avenue, Freeland, WA 98249
•2205 S 1st Street, Yakima, WA 98903
•301 W Yakima Avenue, Yakima, WA 98902
•12803 Canyon Road E, Puyallup, WA 98373
•19510 58th Avenue W, Lynnwood, WA 98036
•1504 132nd Street SE, Mill Creek, WA 98012
•11832 Mukilteo Speedway, Mukilteo, WA 98275
•301 E Wallace Kneeland Boulevard, Suite 115, Shelton, WA 98584
•4400 Pacific Avenue SE, Lacey, WA 98503
•850 Trosper Road SW, Tumwater, WA 98512
•900 Cooper Point Road SW, Olympia, WA 98502
•10318 Gravelly Lake Drive SW, Tacoma, WA 98499
•909 A Street, Suite 710, Tacoma, WA 98402
•1700 Urban Avenue, Mount Vernon, WA 98273
•415 W James Street, Kent, WA 98032
•1031 State Avenue, Marysville, WA 98270
•26317 72nd Avenue NW, Stanwood, WA 98292
•10500 NE 8th Street, Suite 1500, Bellevue, WA 98004
•535 Market Street, Suite A, Friday Harbor, WA 98250
•1005 Wood Avenue, Sumner, WA 98390
•700 Washington Street, Suite 300, Vancouver, WA 98660
•920 W Bakerview Road, Bellingham, WA 98226
•32303 Pacific Highway S, Federal Way, WA 98003
•4220 172nd Street Northeast, Arlington, WA 98223
•4627 S Meridian, Puyallup, WA 98373
•5119 Olympic Drive, Gig Harbor, WA 98335
•1420 5th Avenue, Suite 3600, Seattle, WA 98101
•1722 S Union Avenue, Tacoma, WA 98405
•5801 Tacoma Mall Boulevard, Tacoma, WA 98409

•1001 D Street NE, Auburn, WA 98002
•2831 Colby Avenue, Everett, WA 98201
•1000 SW Broadway, Suite 2170, Portland, OR 97205
•1201 NE Lloyd Boulevard, Suite 290, Portland, OR 97232
•9515 NE Windsor Street, Beaverton, OR 97006
•314 E Main Street, Hillsboro, OR 97123
•3011 N Delta Highway, Suite 103, Eugene, OR 97408
•250 S 5th Street, #660, Boise, ID 83702
•10300 SW Greenburg Road, Suite 180, Portland, OR 97223

EXHIBIT B
BANK OFFICES
•619 Bay Street, Port Orchard, WA 98366
•3425 Wheaton Way, Bremerton, WA 98310
•1700 Village Lane SE, Port Orchard, WA 98366
•10488 Silverdale Way NW, Silverdale, WA 98383
•10140 High School Road NE, Bainbridge Island, WA 98110
•4714 Point Fosdick Drive, Gig Harbor, WA 98335
•24180 NE State Route 3, Belfair, WA 98528
•716 E Front Street, Port Angeles, WA 98362
•8190 NE State Highway 104, Kingston, WA 98346
•3324 Bethel Road SE, Port Orchard, WA 98366
•19725 7th Avenue NE, Poulsbo, WA 98370
•2313 E Sims Way, Port Townsend, WA 98368
•69 Oak Bay Road, Port Hadlock, WA 98339
•1320 W Washington Street, Sequim, WA 98382
•1000 6th Street, Suite 300, Bremerton, WA 98337
•1498 Pacific Avenue, Suite 100, Tacoma, WA 98402

EXHIBIT C
ACQUIROR BANK DIRECTORS

Name	Mailing Address
Brian L. Vance	201 5th Avenue Southwest, Olympia, Washington 98501
Brian S. Charneski	201 5th Avenue Southwest, Olympia, Washington 98501
Trevor D. Dryer	201 5th Avenue Southwest, Olympia, Washington 98501
Kimberly T. Ellwanger	201 5th Avenue Southwest, Olympia, Washington 98501
Gail B. Giacobbe	201 5th Avenue Southwest, Olympia, Washington 98501
Bryan D. McDonald	201 5th Avenue Southwest, Olympia, Washington 98501
Jeffrey S. Lyon	201 5th Avenue Southwest, Olympia, Washington 98501
Frederick B. Rivera	201 5th Avenue Southwest, Olympia, Washington 98501
Karen R. Saunders	201 5th Avenue Southwest, Olympia, Washington 98501
Ann Watson	201 5th Avenue Southwest, Olympia, Washington 98501

EXHIBIT D
ACQUIROR BANK OFFICERS

Name	Title	Mailing Address
Bryan D. McDonald	President and Chief Executive Officer	201 5th Avenue Southwest, Olympia, Washington 98501
Nicholas Bley	Executive Vice President and Chief Operating Officer	201 5th Avenue Southwest, Olympia, Washington 98501
Donald Hinson	Executive Vice President and Chief Financial Officer	201 5th Avenue Southwest, Olympia, Washington 98501
Matthew Ray	Executive Vice President and Chief Lending Officer	201 5th Avenue Southwest, Olympia, Washington 98501
Tony Chalfant	Executive Vice President and Chief Credit Officer	201 5th Avenue Southwest, Olympia, Washington 98501
Kelli Wilson	Executive Vice President and Chief Banking Officer	201 5th Avenue Southwest, Olympia, Washington 98501
Tom Henning	Executive Vice President and Chief Risk Officer	201 5th Avenue Southwest, Olympia, Washington 98501
Amy Curran	Executive Vice President and Director of Commercial Lending	201 5th Avenue Southwest, Olympia, Washington 98501
Sabrina Robison	Executive Vice President and Chief Human Resources Officer	201 5th Avenue Southwest, Olympia, Washington 98501
William Glasby	Executive Vice President and Chief Information Officer	201 5th Avenue Southwest, Olympia, Washington 98501

Exhibit G
Form of Transition and Separation Agreement
See attached.

TRANSITION AND SEPARATION AGREEMENT
This TRANSITION AND SEPARATION AGREEMENT (this “Agreement”) is entered into by and between Heritage Bank, a Washington banking corporation (“Heritage Bank”), and [EMPLOYEE NAME] (“Employee”) (Heritage Bank and Employee each a “Party” and collectively the “Parties”) effective as of the Effective Date set forth in Section 1 below.
RECITALS
A.    Employee is currently employed by Kitsap Bank (“Kitsap”), a Washington-chartered nonmember bank (or Heritage Bank following the Mergers (defined below)), as an at-will employee.
B.    Kitsap is and/or was a wholly-owned subsidiary of Olympic Bancorp, Inc. (“Olympic”).
C.    Heritage Bank is a wholly-owned subsidiary of Heritage Financial Corporation, Inc., a Washington corporation (“Heritage Financial”).
D.    Heritage Financial and Olympic are parties to that certain Agreement and Plan of Merger dated September 25, 2025 (the “Merger Agreement”) pursuant to which, upon the Closing (as defined in the Merger Agreement), Olympic merges into Heritage Financial and immediately following Kitsap merges into Heritage Bank (collectively the “Mergers”).
E.    In connection with the Mergers, Heritage Bank requires Employee’s services for only a specified period of time to facilitate the successful integration of Kitsap’s operations into Heritage Bank.
F.    Heritage Bank desires to provide Employee with an incentive to remain employed by Heritage Bank for the specified period of time and to perform Employee’s duties to Heritage Bank during that time, and to set forth the terms and conditions of Employee’s expected separation from Heritage Bank.
NOW THEREFORE, in consideration of the recitals and the mutual covenants hereinafter set forth, the sufficiency of which is hereby acknowledged, the Parties agree as follows:
AGREEMENT
1.Effective Date / Contingency on Consummation of the Mergers. This Agreement shall become effective upon the later of (a) immediately following the Closing, provided that Employee is employed by Kitsap as of the Closing; or (b) the date Employee executes this Agreement (such date the “Effective Date”). For the avoidance of doubt, in the event that the Mergers do not occur, or in the event that Employee is not employed by Kitsap as of the Closing, then this Agreement shall be null and void and shall have no force or effect.
2.Employment During Retention Period.
(a)Employee’s employment with Heritage Bank pursuant to this Agreement shall commence as of the Effective Date and, unless terminated earlier in accordance with Section 3 shall continue until [DATE] (such date the “Retention Date” and such period from the Effective Date until the Retention Date the “Retention Period”). Subject to Sections 3 and 5, Employee’s employment with Heritage Bank shall terminate automatically at the close of
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business on the Retention Date, and the date of Employee’s termination for any reason shall be referred to herein as the “Termination Date.”
(b)During the Retention Period, Employee shall have such duties and responsibilities as Heritage Bank may designate from time to time, and Employee shall perform all such duties and responsibilities in good faith and to the best of Employee’s abilities, in all cases subject to and in compliance with applicable law and any Heritage Bank policies or procedures as may be in force from time to time in Heritage Bank’s sole discretion.
(c)During the Retention Period Employee shall continue to be paid Employee’s regular base salary or regular hourly wages (as applicable) as was in effect immediately prior to the Effective Date, and shall be entitled to participate in any of Heritage Bank’s benefits plans and programs as may be in effect from time to time with respect to similarly situated employees, but in all cases subject to the terms and conditions of such plans and programs, and, provided further, that Employee’s eligibility to participate in legacy benefit plans or programs of Olympic or Kitsap following the Effective Date, as applicable, shall be deemed to satisfy the obligations under this Section 2(c).
3.Early Termination of the Retention Period. Employee’s employment may be terminated by either Party prior to the Retention Date in accordance with the following:
(a)Termination by Heritage Bank for Cause. Heritage Bank may terminate Employee’s employment for Cause (as defined below) at any time effective upon written notice to Employee or upon such other date as may be specified in such notice, which such notice shall include a brief description of the grounds for the termination for Cause.
(i)For purposes of this Agreement, “Cause” shall mean the occurrence or existence of any of the following, as determined by Heritage Bank in its reasonable discretion:
(A)    Employee’s failure to perform Employee’s duties or responsibilities to Heritage Bank to Heritage Bank’s reasonable satisfaction;
(B)    Employee’s conviction of, or plea of nolo contender to, a crime of embezzlement or fraud, or any felony under the laws of the United States or any state thereof;
(C)    Employee’s material failure to comply with any legal requirement applicable to the performance of Employee’s duties or responsibilities to Heritage Bank;
(D)    Any act of dishonesty by Employee affecting Heritage Bank or any of its customers, clients, suppliers, vendors, or business partners;
(E)    Any act or omission by Employee that would reasonably be expected to result in material harm (financial or reputational) to Heritage Bank;
(F)    Employee’s removal or permanent suspension from banking pursuant to any applicable state or federal law; or
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(G)    A material breach by Employee of any Heritage Bank policies as may be in effect from time to time.
(b)Termination by Heritage Bank without Cause. Heritage Bank may terminate Employee’s employment without Cause at any time effective upon 30 days’ prior written notice to Employee, provided however that Heritage Bank may terminate Employee’s employment on less than 30 days’ prior written notice by paying to Employee an amount equal to Employee’s daily base salary or regular hourly wages (as applicable) multiplied by the difference between 30 and the number of days’ notice provided to Employee.
(c)Termination by Employee. Employee may terminate Employee’s employment at any time, and for any reason, effective upon written notice to Heritage Bank or upon such other date as may be specified in such notice, provided however that, upon receipt of such written notice, Heritage Bank may, in its sole discretion, accelerate the termination date specified in such notice without any pay in lieu thereof. For the avoidance of doubt, the termination of employee’s employment following such an acceleration of the termination date shall still be deemed a termination by Employee pursuant to this Section 3(c).
4.Retention Bonus and Severance. In the event that either (a) Employee remains continuously employed by Heritage Bank from the Effective Date through and until the Retention Date and Employee’s employment terminates automatically at the close of business on the Retention Date as contemplated in Section 2, or (b) Employee’s employment with Heritage Bank is terminated by Heritage Bank without Cause prior to the Retention Date pursuant to Section 3(b) then, in either case, provided Employee executes and delivers to Heritage Bank a waiver and release of claims substantially in the form attached hereto at Exhibit A (the “Release”) within twenty-one (21) days following the Termination Date (if Employee is under the age of 40) or forty-five (45) days following the Termination Date (if Employee is aged 40 or over) (or, in either case, such shorter period of time as may be specified in the Release) and, if applicable, does not revoke such Release within the time period specified therein, then:
(a)Retention Bonus. As soon as reasonably practicable following the date the Release becomes effective in accordance with its terms (such date the “Release Effective Date”) (but in no event later than 2½ months following the end of the year in which the Termination Date occurs), Heritage Bank shall pay to Employee an amount equal to (i) twenty percent (20%) of Employee’s monthly base salary or hourly wages (as applicable) (determined as of immediately prior to the Termination Date), multiplied by (ii) the number of whole and partial calendar months between the Closing and the Retention Date (such amount the “Retention Bonus Amount,” such payment the “Retention Bonus,” and the date of such payment the “Payment Date”) provided however, that, if Employee’s employment is terminated by Heritage Bank without Cause prior to the Retention Date pursuant to Section 3(b), then the Retention Bonus Amount shall be an amount equal to (i) twenty percent (20%) of Employee’s monthly base salary or hourly wages (as applicable) (determined as of immediately prior to the Termination Date), multiplied by (ii) the number of whole and partial calendar months between the Closing and the Termination Date.
(b)Severance. On the Payment Date, Heritage Bank shall pay to Employee an amount equal to one week of Employee’s annual base salary or regular hourly wages (as applicable) (determined as of immediately prior to the Termination Date) for every completed full year of employment at Kitsap (or any successor thereof) since Employee’s most recent hire date with Kitsap through the Termination Date, but subject to a minimum of five (5) weeks of Employee’s annual base salary or regular hourly wages (as applicable) (determined as of immediately prior to the Termination
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Date) and a maximum of twenty-six (26) weeks of Employee’s annual base salary or regular hourly wages (as applicable) (determined as of immediately prior to the Termination Date) (the “Severance”).
For the avoidance of doubt, the Retention Bonus and the Severance shall be subject to all taxes and other deductions as may be required by any applicable law or contract.
5.Effect of Accepting Subsequent Offer of Employment with Heritage Bank. At any time during the Retention Period, Heritage Bank may make an offer of employment to Employee which contemplates continued employment with Heritage Bank following the Retention Date (such offer an “Offer”). In the event that Employee accepts such Offer then, effective on such date of acceptance (such date the “Acceptance Date”):
(a)Section 2 of this Agreement shall be of no further force or effect, Employee’s employment with Heritage Bank shall be solely subject to the terms and conditions of the applicable Offer, and Employee’s employment with Heritage Bank will no longer automatically terminate at the close of business on the Retention Date; and
(b)Provided Employee executes and delivers to Heritage Bank the Release within twenty-one (21) days following the Acceptance Date (if Employee is under the age of 40) or forty-five (45) days following the Acceptance Date (if Employee is aged 40 or over) (or, in either case, such shorter period of time as may be specified in the Release) and, if applicable, does not revoke such Release within the time period specified therein then, as soon as reasonably practicable following the Release Effective Date (but in no event later than 2½ months following the end of the year in which the Acceptance Date occurs), Heritage Bank shall pay to Employee a pro-rated portion of the Retention Bonus Amount based on the number of days between the Closing and the Acceptance Date.
For the avoidance of doubt, in the event Employee accepts an Offer, Employee shall no longer be eligible for or entitled to the Severance pursuant to Section 4(b) following any later termination of Employee’s employment with Heritage Bank.
6.Restrictive Covenants. Employee acknowledges that Employee has been and/or will be provided non-public knowledge of the business practices, trade secrets, and other confidential and proprietary information of Kitsap and Heritage Bank, and their respective affiliates, as described below, which, if exploited by Employee, would seriously, adversely, and irreparably affect the interests of Heritage Bank and its ability to continue its business. Therefore, in consideration of the offer of transitional employment pursuant to this Agreement, and Employee’s eligibility for the Retention Bonus and/or the Severance, Employee agrees as follows (all of which are collectively referred to in this Agreement as the “Restrictive Covenants”):
(a)Confidentiality. Heritage Bank and Employee agree that this Agreement is a private agreement between them, and therefore, agree not to make public or disclose to any third parties the terms or conditions hereof, with the exception of discussions with Employee’s immediate family, attorney and financial or tax advisors. Further, Employee agrees that Employee shall not discuss with any person or entity any information that Kitsap and/or Heritage Bank deem confidential and is not generally known to the public, such as financial information, marketing plans and strategies, promotional plans, business methodologies, new product developments, and the like. Unauthorized disclosure of any such information would be detrimental to Heritage Bank’s business. Employee shall not disclose any such confidential information to any person, firm, corporation, association or other entity for any reason or
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purpose whatsoever, nor shall Employee make use of any such confidential information for Employee’s own purposes or for the benefit of any person, firm, corporation or other entity under any circumstances.
(i)     Notwithstanding the foregoing, nothing in this Agreement is intended to limit, restrict, prohibit, or impair Employee from: (A) making any disclosures that may be required by any law or order of any court of competent jurisdiction; (B) communicating with any governmental agency; (C) discussing or disclosing information regarding actual or alleged violations of law; and/or (D) discussing or disclosing the terms and conditions of Employee’s employment (including but not limited to this Agreement) with co-workers or other third parties for the purposes of engaging in concerted activities protected under Section 7 of the National Labor Relations Act.
(b)Notwithstanding the foregoing, and notwithstanding anything else in this Agreement to the contrary, pursuant to 18 U.S.C. § 1833, (i) Employee will not be in breach of this Agreement, and will not be held criminally or civilly liable under any federal or state trade secret law (A) for the disclosure of a trade secret that is made in confidence to a federal, state or local government officials or to an attorney solely for the purpose of reporting or investigating a suspected violation of law, or (B) for the disclosure of a trade secret that is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal; and (ii) if Employee files a lawsuit for retaliation by Heritage Bank for reporting a suspected violation of law, Employee may disclose the trade secret to Employee’s attorney and may use the trade secret information in the court proceeding, if Employee files any document containing the trade secret under seal, and does not disclose the trade secret, except pursuant to court order. Notwithstanding the foregoing, if Employee receives any subpoena or becomes subject to any legal obligation that might require Employee to disclose confidential information, Employee will, to the extent not prohibited by law, provide prompt written notice of that fact to Heritage Bank, including a copy of the subpoena and any other documents describing the legal obligations. In the event that Heritage Bank objects to the disclosure of confidential information by way of a legal proceeding, Employee agrees not to disclose any confidential information while such legal process is pending, unless Employee is legally ordered to do so.
(c)Documents and Property.
(i)All records, files, documents, and other materials or copies thereof relating to the business of Kitsap and/or Heritage Bank, or any of their respective affiliates, that Employee prepares, receives, or uses, shall be and remain the sole property of Heritage Bank and shall be immediately returned to Heritage Bank upon Employee’s termination of employment for any reason, together with all copies of any kind (including copies or recordings in electronic form) made from or about the records, files, documents, or other materials. Upon Employee’s termination of employment for any reason, Employee shall disclose to Heritage Bank all computer and internet user identifications and passwords used by Employee in the course of Employee’s performance of Employee’s duties hereunder or necessary for accessing information on Heritage Bank’s computer systems.
(ii)Employee acknowledges that Employee’s access to and permission to use Heritage Bank’s computer systems, networks, and equipment, and all Heritage Bank information contained therein, is restricted to legitimate business purposes on behalf of Heritage Bank. Upon the termination of Employee’s employment with Heritage Bank for any reason, Employee’s authorization to access and permission to use Heritage Bank’s computer systems, networks, and equipment, and any Heritage Bank information contained therein, shall cease.
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(d)Non-Solicitation. Employee shall not, from the date of this Agreement and continuing through the end of the one (1) year period following Employee’s Termination Date, directly or indirectly do any of the following:
(i)Induce or attempt to induce any employee of Heritage Bank or any of its affiliates to leave the employ of Heritage Bank or the applicable affiliate; or
(ii)Solicit the business of any person or entity known to Employee to be a customer of Heritage Bank (including Kitsap customers that become Heritage Bank customers due to the Merger) or its affiliates, where Employee, or any person reporting to Employee, had accessed confidential information of, or had an ongoing business relationship with, such person or entity, with respect to products, activities, or services that compete in whole or in part with the products, activities, or services of Heritage Bank or its affiliates.
(e)Remedies for Breach of Restrictive Covenants. Employee has been given adequate opportunity to review the provisions of this Agreement with legal counsel of Employee’s choice and has done so to the extent Employee deemed necessary before executing this Agreement. Employee acknowledges that the covenants contained in this Section 6 are reasonable with respect to their duration, geographical area, and scope. Employee further acknowledges that the restrictions contained in this Section 6 are reasonable and necessary for the protection of the legitimate business interests of Heritage Bank and its affiliates, that they create no undue hardships, that any violation of these restrictions would cause substantial injury to Heritage Bank and its affiliates and such interests, and that such restrictions were a material inducement to Heritage Bank to enter into this Agreement. In the event of any violation or threatened violation of the restrictions contained in this Section 6, Heritage Bank, in addition to and not in limitation of, any other rights, remedies, or damages available under this Agreement or otherwise at law or in equity, shall be entitled to seek and obtain preliminary and permanent injunctive relief from any court of competent jurisdiction to prevent or restrain any such violation by Employee and all persons directly or indirectly acting for or with Employee, as the case may be, without any requirement that Heritage Bank post bond. In addition, in the event Employee violates any of the restrictions contained in this Section 6, Heritage Bank shall have no further obligation to pay and/or provide to Employee the Severance or the Retention Bonus, and Employee shall repay to Heritage Bank any portion of the Severance and/or the Retention Bonus that may have been paid to Employee.
7.Applicable Law. All questions concerning the construction, validity, and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Washington applicable to agreements made and wholly to be performed in such state without regard to conflicts of law provisions of any jurisdiction.
8.Mandatory Arbitration. Except as provided in Section 6(e), if any dispute or controversy arises under or in connection with this Agreement and such dispute or controversy cannot be settled through negotiation, the parties shall first try in good faith to settle the dispute or controversy by mediation administered by the American Arbitration Association under its Commercial Mediation Procedures. If such mediation is not successful, the dispute or controversy shall be settled exclusively by arbitration in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator’s award in any court having jurisdiction. Notwithstanding the foregoing, Heritage Bank may file suit in any court of competent jurisdiction for injunctive and for such other relief as may be available in the event that Employee engages in conduct that amounts to a violation of the Federal Defend Trade Secrets Act, or the Washington Trade Secrets Act or amounts to unlawful interference with the business expectations of Heritage Bank or its affiliates.
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9.Entire Agreement and Severability. This Agreement constitutes the entire agreement between the Parties concerning the subject matter hereof, and supersedes all prior negotiations, undertakings, agreements, and arrangements with respect thereto, whether written or oral. If a court of competent jurisdiction determines that any provision of this Agreement is invalid or unenforceable, then the invalidity or unenforceability of that provision shall not affect the validity or enforceability of any other provision of this Agreement and all other provisions shall remain in full force and effect. The various covenants and provisions of this Agreement are intended to be severable and to constitute independent and distinct binding obligations. Without limiting the generality of the foregoing, if the scope of any covenant contained in this Agreement is too broad to permit enforcement to its full extent, such covenant shall be enforced to the maximum extent permitted by law, and such scope may be judicially modified accordingly.
10.Withholding of Taxes. Heritage Bank may withhold from any benefits payable under this Agreement all federal, state, city and other taxes as may be required pursuant to any law, governmental regulation, or ruling.
11.No Assignment. Employee’s rights to receive benefits under this Agreement shall not be assignable or transferable other than a transfer by will or by the laws of descent or distribution.
12.Successors. This Agreement shall be binding upon and inure to the benefit of Heritage Bank, its successors, and assigns.
13.Amendment. This Agreement may not be amended or modified except by written agreement signed by both of the Parties.
14.Acknowledgements. Employee acknowledges and agrees that:
(a)Employee has been, and hereby is, advised in writing to consult with an attorney before executing this Agreement and Employee has done so, to the extent Employee deemed necessary, before signing this Agreement;
(b)Employee knowingly, freely, and voluntarily agrees to all of the terms and conditions set forth in this Agreement; and
(c)Employee is executing this agreement in exchange for good and valuable consideration in addition to anything else to which Employee may otherwise be entitled.
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IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the dates set forth below their respective signatures below.

HERITAGE BANK		EMPLOYEE

By:

	Sabrina Robison	[NAME]
EVP, Chief Human Resources Officer

Date:		Date:
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EXHIBIT A
RELEASE AND WAIVER AGREEMENT
This Release and Waiver Agreement (this “Release Agreement”) is made and entered into by and between Heritage Bank, a Washington banking corporation (“Heritage”), and [EMPLOYEE NAME] (“Employee”) (Heritage Bank and the Employee each a “Party” and collectively the “Parties”) effective as of the Effective Date set forth in Section 14 below.
Recitals
A.    Employee and Heritage are party to that certain Transition and Separation Agreement dated [date] (the “Transition Agreement”).
B.    Pursuant to the terms of the Transition Agreement, Employee is entitled to payment of certain monies (the “Payment”) provided that Employee executes and, if applicable, does not revoke this Release Agreement.
C.    Employee desires to receive, and Heritage is willing to provide, the Payment subject to the terms and conditions of the Transition Agreement and this Release Agreement.
D.    Now, therefore, the Parties, intending to be legally bound, covenant and agree as follows.
Agreements
1.No Admission of Liability. Nothing in this Release Agreement shall be construed to be an admission by Heritage of any wrongdoing or noncompliance with any federal, state, or local constitution, statute, regulation, ordinance, common law, or public policy, nor any breach of any contract or duty of any nature, nor of any other unlawful conduct, liability, or wrongdoing of any sort. Heritage specifically disclaims and denies any wrongdoing or liability to Employee of any sort.
2.The Payment. In consideration for the Employee’s execution and (if applicable) non-revocation of this Release Agreement, including the waiver and release of claims contained herein, Heritage shall provide to Employee the Payment subject to and in accordance with the terms of the Transition Agreement. For the avoidance of doubt, the Payment shall be subject to any taxes or other deductions as may be required by any applicable law or contract.
3.Release of Claims and Waiver of Rights. In consideration for Employee’s receipt of the Payment, Employee, on Employee’s own behalf and that of Employee’s heirs, executors, attorneys, administrators, successors, and assigns, fully releases and discharges Heritage, its predecessors (specifically including Olympic Bancorp, Inc., Kitsap Bank, and any of their affiliates), successors, parents, subsidiaries, affiliates, and assigns, and its and their directors, officers, trustees, employees, and agents, both in their individual and official capacities (collectively the “Heritage Parties”), and the current and former trustees and administrators of each retirement and other benefit plan applicable to the employees and former employees the Heritage Parties and its and/or their predecessors, both in their official and individual capacities (collectively the “Releasees”) from all liability, claims, demands, and actions Employee now has, may have had, or may ever have, whether currently known or unknown, as of or prior to Employee’s execution of this Agreement (such release and waiver of claims the “Release”), including liability claims, demands, and actions:
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(a)Arising from or relating to Employee’s employment or other association with any of the Heritage Parties;
(b)Relating to wages, bonuses, other compensation, or benefits;
(c)Relating to any employment law, including: (i) The United States, and State of Washington Constitutions, (ii) The Civil Rights Act of 1964, (iii) The Civil Rights Act of 1991, (iv) The Equal Pay Act, (v) The Employee Retirement Income Security Act of 1974, (vi) The Age Discrimination in Employment Act (the “ADEA”), (vii) The Americans with Disabilities Act, (viii) Executive Order 11246, and (ix) Any other federal, state, or local statute, ordinance, or regulation relating to employment;
(d)Relating to any right of payment for disability;
(e)Relating to any statutory or contractual right of payment; and
(f)For relief on the basis of any alleged tort or breach of contract under the common law of the State of Washington, or any other state, including defamation, intentional or negligent infliction of emotional distress, breach of the covenant of good faith and fair dealing, promissory estoppel, and negligence.
Employee acknowledges that Employee is aware that statutes exist that render null and void releases and discharges of any claims, rights, demands, liabilities, actions, and causes of action that are unknown to the releasing or discharging party at the time of execution of the release and discharge. Employee waives, surrenders, and shall forego any protection to which Employee would otherwise be entitled by virtue of the existence of any such statutes in any jurisdiction, including the State of Washington.
4.Exclusions from General Release.
(a)Excluded from the Release are (i) any claims or rights that cannot be waived by law (including claims for unemployment compensation pursuant to Title 50 of the Revised Code of Washington, or for workers compensation pursuant to Title 51 of the Revised Code of Washington), (ii) any claims or rights arising under or relating to Employee’s employment with Heritage following the Acceptance Date (as defined in the Transition Agreement) or any agreement between Heritage and Employee relating to such employment following the Acceptance Date; (iii) claims arising after the date that Employee executes this Release Agreement; and (iv) Employee’s right to file a charge with an administrative agency or participate in any agency investigation. Employee is, however, waiving the right to recover any money in connection with a charge or investigation. Employee is also waiving the right to recover any money in connection with a charge filed by any other individual or by the Equal Employment Opportunity Commission or any other federal or state agency.
(b)Notwithstanding the foregoing, Employee is not waiving the right to report possible violations of law to the Securities and Exchange Commission, the FDIC, the OCC, or any other federal, state, or local regulatory or government agency, or to receive any monetary award pursuant to any applicable whistleblower plan or program.
5.Covenant Not to Sue.
(a)A “covenant not to sue” is a legal term that means Employee promises not to file a lawsuit in court. It is different from the release of claims and waiver of rights contained in Section 3
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above. Besides waiving and releasing the claims covered by Section 3 above, Employee shall never sue the Releasees in any forum for any reason covered by the Release. Notwithstanding this covenant not to sue, Employee may bring a claim against Heritage to enforce this Release Agreement, to challenge the validity of this Agreement under the ADEA or for any claim that arises after execution of this Release Agreement. If Employee sues any of the Releasees in violation of this Agreement, Employee shall be liable to them for their reasonable attorneys’ fees and costs (including the costs of experts, evidence, and counsel) and other litigation costs incurred in defending against Employee’s suit.
(b)If Employee has previously filed any lawsuit against any of the Releasees, Employee shall immediately take all necessary steps and execute all necessary documents to withdraw or dismiss such lawsuit to the extent Employee’s agreement to withdraw, dismiss, or not file a lawsuit would not be a violation of any applicable law or regulation.
6.Representations by Employee.
(a)Employee warrants that Employee is legally competent to execute this Agreement and that Employee has not relied on any statements or explanations made by Heritage or its attorneys.
(b)Employee acknowledges that Employee has been, and hereby is, advised in writing to consult with legal counsel regarding the terms of this Agreement, including the Release, before executing this Agreement.
(c)Employee acknowledges that, if Employee is under the age of 40, then Employee has been offered at least 21 days to consider this Agreement, and that, if Employee is 40 years old or older, Employee has been offered at least 45 days to consider this Agreement. After being so advised, and without coercion of any kind, Employee freely, knowingly, and voluntarily enters into this Agreement.
(d)If Employee is aged 40 or over, Employee acknowledges that Employee may revoke this Agreement within 7 days after Employee has signed this Agreement, as evidenced by the date set forth below Employee’s signature on the signature page hereto. Any revocation must be in writing and directed to Heritage Financial Corporation – Chief Human Resources Officer, 201 Fifth Avenue SE, Olympia Washington, 98501. If sent by mail, any revocation must be postmarked within the seven-day period described above and sent by certified mail, return receipt requested.
7.Non-Disparagement. Employee shall not engage in any disparagement or vilification of the Releasees, and shall refrain from making any false, negative, critical, or disparaging statements, implied or expressed, concerning the Releasees, including regarding management style, methods of doing business, the quality of products and services, role in the community, or treatment of employees. Employee shall do nothing that would damage the Heritage Parties’ business reputation or goodwill.
8.Non-Waiver. Heritage’s waiver of a breach of this Release Agreement by Employee shall not be construed or operate as a waiver of any subsequent breach by Employee of the same or of any other provision of this Release Agreement.
9.Applicable Law. All questions concerning the construction, validity, and interpretation of this Release Agreement and the performance of the obligations imposed by this Release Agreement shall be governed by the internal laws of the State of Washington, without regard to the principles of conflicts of law.
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10.Legal Fees. In the event that either Party commences mediation, arbitration, or litigation to enforce or protect such Party’s rights under this Release Agreement, the prevailing Party in any such action shall be entitled to recover reasonable attorneys’ fees and costs (including the costs of experts, evidence, and counsel) and other costs relating to such action, in addition to all other entitled relief, including damages and injunctive relief.
11.Entire Agreement. This Release Agreement sets forth the entire agreement of the Parties regarding the subject matter hereof, and shall be final and binding as to all claims that have been or could have been advanced on behalf of Employee pursuant to any claim arising out of or related in any way to any of the claims that are the subject of the Release.
12.Counterparts. This Release Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Release Agreement.
13.Successors. This Release Agreement shall be binding upon and inure to the benefit of Heritage, its successors and assigns.
14.Acknowledgements. Employee acknowledges and agrees that:
(a)Employee has been, and hereby is, advised in writing to consult with an attorney of Employee’s choice before executing this Release Agreement, and that Employee has consulted which such counsel to the extent Employee deemed necessary before executing this Release Agreement;
(b)If Employee is under the age of 40 years old, Employee has been given at least twenty-one (21) days to consider whether to execute this Release Agreement, although the Employee may execute the Release Agreement before the end of that 21-day period of the Employee so-desires;
(c)If Employee is 40 years old or older, Employee has been given at least 45-days to consider whether to execute this Release Agreement, although the Employee may execute the Release Agreement before the end of that 45-day period if the Employee so-desires;
(d)If Employee is 40 years old or order, Employee has seven (7) days after executing this Release Agreement to revoke Employee’s acceptance of this Release Agreement, provided however, that if Employee revokes Employee’s acceptance of this Release Agreement, this Release Agreement as a whole will fail to become effective and Employee will not be or become entitled to the Retention Bonus or the Severance or any portion thereof;
If Employee is aged 40 or over, Employee has received and understood the Older Workers Benefit Protection Act Disclosure Statement attached hereto as Appendix 1;
(e)If Employee is (i) under the age of 40 years old, this Release Agreement will become effective upon the date of Employee’s execution of this Release Agreement; or
(ii) if Employee is aged 40 or over, this Release Agreement will become effective on the date that is the 8th day following Employee’s execution of this Release Agreement, provided that the Employee has not previously revoked Employee’s acceptance of this Release Agreement in accordance with the above (such applicable date upon which this Release Agreement becomes effective, the “Effective Date”);
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(f)Employee is knowingly, freely, and voluntarily, and without coercion of any kind, executing this Release Agreement in exchange for good and valuable consideration in addition to anything else to which Employee is otherwise entitled.
IN WITNESS WHEREOF, the Parties have duly executed this Release Agreement as of the dates set forth below their respective signatures below.

HERITAGE BANK		EMPLOYEE

By:

	[Name]	[Name]
[Title]

Date:		Date:
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Appendix 1
Older Workers Benefit Protection Act Disclosure Statement
This Older Workers Benefit Protection Act Disclosure Statement (the “Disclosure Statement”) is being provided to you pursuant to the Older Workers Benefit Protection Act of 1990 (the “OWBPA”). Please read this Disclosure Statement carefully.
EXPLANATION OF THE RELEASE AGREEMENT
This Disclosure Statement is attached to a Transition and Separation Agreement (the “Transition Agreement”) under which you are or may be entitled to payment of certain monies if you sign (and do not revoke) the associated Release and Waiver Agreement (the “Release Agreement”) which his attached to the Transition Agreement as Exhibit A.
By signing the Release Agreement, you are giving up your right to sue Heritage Bank (the “Bank”) and each of its predecessors, successors, parents, subsidiaries, affiliates, and all other related business entities, as well as their directors, officers, trustees, employees, and agents, as well as the current and former trustees and administrators of any of their retirement or benefit plans, each in their individual and official capacities, as described in the Release Agreement.
By signing the Release Agreement, you release each such person and entity from all legal claims, including but not limited to any claim arising under the Age Discrimination in Employment Act of 1967 (the “ADEA”).
ELIGIBILITY AND ELIGIBILITY FACTORS
On or around [MERGER DATE], your former employer, Kitsap Bank (“Kitsap”), merged into the Bank (the “Merger”). At the time of the Merger, all [number] Kitsap employees became Bank employees.
In advance of the Merger, the Bank analyzed Kitsap’s operations and employee population and identified a total of [number] Kitsap employees who the Bank expected to retain indefinitely. The Bank expects that the remaining [number] Kitsap employees would only be needed for a limited period of time following the Merger in order to facilitate the successful integration of Kitsap’s operations with the Bank’s. The Bank’s decisions were based on an assessment of identified redundancies, business trends, and the anticipated future business direction of the Bank following the Merger.
Each of the [number] Kitsap employees who are expected to be needed for only a limited period of time following the Merger is being offered the Transition Agreement and the associated Release Agreement and each is expected to be terminated following the conclusion of their respective retention periods. In general, the expected duration of the retention periods ranges from [range of time]. The bank is seeking and/or expects to seek a release and waiver of claims from each of those individuals, including you. Your Release Agreement contains a release of claims under the ADEA.
Each individual offered a Transition Agreement is being offered a retention bonus and, for those whose employment is terminated following their retention period, severance in exchange for execution of the Release Agreement. The amount of the retention bonus is calculated as 20% of each individual’s base
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monthly compensation multiplied by the number of whole or partial months in their individual retention periods. The amount of the severance is equal to one week of each individual’s annualized base compensation for every completed full year of Employee’s employment with Heritage Bank and/or Kitsap, with a minimum of five (5) weeks and a maximum of twenty-six (26) weeks pay.
You are being given at least 45 days to consider the terms and conditions of the release Agreement and the information contained in this Disclosure Statement. To accept the retention bonus and (if applicable) the severance, you must execute and return the Release Agreement by no later than the 45th day following your termination or, if applicable, the 45th day after your Acceptance Date (as defined in the Transition Agreement). Additionally, you will be permitted to revoke the Release Agreement for seven (7) days following its execution.
STATISTICAL INFORMATION (AS OF [DATE])
Each individual employed by Kitsap as of [date] is identified by job title and their age in the chart below. Those who have been offered, or are expected to be offered, indefinite employment with the Bank following the Merger are identified with an “X” in the “Continuing Employee” column. Those who have been offered, or are expected to be offered, employment for only a limited period of time following the Merger, and who are being offered Transition Agreements and Release Agreements, are identified with an “X” in the “Transitional Employee” column.

Job Title	Age	Continuing Employee	Transitional Employee
[TO BE FILLED OUT]
If you would like additional information, or if you would like the information presented in a different format, please contact Sabrina Robison, the Chief Human Resources Officer for the Bank, at Sabrina.Robison@heritagebanknw.com, and she will consider your request.
Please contact your attorney, at your own expense, with questions regarding this Disclosure Statement. In addition, the Bank encourages you to seek the advice of an attorney (at your own expense) prior to signing the Release Agreement.
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Exhibit H
Form of Landlord Estoppel Certificate
See attached.
8

LANDLORD ESTOPPEL CERTIFICATE
THIS LANDLORD ESTOPPEL CERTIFICATE (this “Estoppel”) is made this [__] day of [_________________], 2025, by [__________________], a [__________________] (“Landlord”).
WITNESSETH:
WHEREAS, by that certain [Lease Agreement] dated [___________], [as amended by that certain ___________ dated ___________] ([collectively,] the “Lease”), a copy of which is attached hereto and incorporated herein by reference as Exhibit A, [Kitsap Bank, a Washington-chartered bank headquartered in Port Orchard, Washington/ Olympic Bancorp, Inc., a Washington corporation] (“Tenant”), leased from Landlord certain premises (the “Premises”) situated in the building located at [__________________________________], as more particularly described in the Lease;
WHEREAS, Tenant is merging with, and assigning its rights under the Lease to, Heritage Financial Corporation, a Washington corporation, or one of its affiliates (together, “Assignee”), pursuant to that certain Agreement and Plan of Merger, dated [___________, 2025] by and between Heritage Financial Corporation and Olympic Bancorp, Inc. (the “Transaction”);
WHEREAS, Assignee has requested Landlord to execute and deliver this Estoppel in connection with said transfer; and
WHEREAS, Landlord understands that Assignee will rely upon information contained in this Estoppel in connection with the Transaction and the assumption of the Lease.
Accordingly, Landlord hereby certifies and agrees as follows:
1.    The Lease, attached hereto as Exhibit A, and incorporated herein by this reference, is a true, complete and accurate copy of the Lease, including, without limitation, all amendments, renewals and assignments thereto.
2.    The Lease constitutes the entire agreement and the only written agreement between Landlord and Tenant with respect to the Premises.
3.    The Lease is in full force and effect (and has not been further modified or amended in any way except as shown in Exhibit A).
4.    To Landlord’s actual knowledge, Tenant has no claim against Landlord for any security deposit or prepaid rent. Landlord has no claim against Tenant for any security deposit or prepaid rent. Landlord has not received any rent under the Lease that has been paid more than one month in advance of its due date under the Lease.
5.    The Lease term commenced on [_____________], and expires on [_____________].
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6.    Tenant has no renewal options, extension options, rights of first offer or refusal (to lease or purchase), or expansion options under the Lease, except as set forth in the Lease.
7.    The security deposit provided by the Tenant and held by the Landlord is $[________________], and the monthly base rent payable during the term of the Lease as of the date of this Estoppel and throughout the remainder of the term is as follows:

Period	Base Rent per Month
[ - ]	$_________________
[ - ]	$_________________
8.    As of the date of this Estoppel, to the knowledge of Landlord, Tenant is not in default in the performance of the Lease, and has not committed any breach of the Lease, and no notice of default has been given to Tenant.
9.    To Landlord’s actual knowledge, Landlord has not received any written notices from Tenant alleging that Landlord is in default of its obligations under the Lease that have not been previously cured or waived.
10.    This Estoppel shall be binding upon Landlord and its successor and assigns and Assignee may rely on the statements contained herein.
11.    The undersigned is authorized to execute this Estoppel on behalf of Landlord.
12.    This Estoppel is not intended to, and does not, amend or modify the Lease in any manner. To the extent of any conflict between the terms of this Estoppel and the terms of the Lease, the terms of the Lease shall in all cases govern and control.
[THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK, SIGNATURE PAGE APPEAR ON THE FOLLOWING PAGES]
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IN WITNESS WHEREOF, Landlord has executed this Estoppel as of the day and year first above written.

LANDLORD:
[	, a
]

By:
Name:
Its:
11

EXHIBIT A
Lease
[To be attached]
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Appendix B
WASHINGTON DISSENTERS’ RIGHTS STATUTES
SUBCHAPTER 13 OF THE
WASHINGTON BUSINESS CORPORATION ACT
23b.13.010. Definitions.
As used in this chapter:
(1) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.
(2) “Dissenter” means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.
(3) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.
(4) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.
(5) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.
(6) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.
(7) “Shareholder” means the record shareholder or the beneficial shareholder.
23b.13.020. Right to Dissent.
(1) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:
(a) Consummation of a merger to which the corporation is a party (i) if shareholder approval is required for the merger by RCW 23B.11A.040 or the articles of incorporation, or would be required but for the provisions of RCW 23B.11A.045, and the shareholder is, or but for the provisions of RCW 23B.11A.045 would be, entitled to vote on the merger, except that the right to dissent will not be available to any shareholder of the corporation with respect to shares of any class or series that remain outstanding after consummation of the merger; or (ii) if the corporation is a subsidiary and the merger is governed by RCW 23B.11A.050;
(b) A plan of share exchange, which has become effective, to which the corporation is a party as the corporation whose shares have been acquired, if the shareholder was entitled to vote on the plan;
(c) A sale, lease, exchange, or other disposition, which has become effective, of all, or substantially all, of the property and assets of the corporation other than in the usual and regular course of business, if the shareholder was entitled to vote on the sale, lease, exchange, or other disposition, including a disposition in dissolution, but not including a disposition pursuant to court order or a disposition for cash pursuant to a plan by which all or substantially all of the net proceeds of the disposition will be distributed to the shareholders within one year after the date of the disposition;
(d) An amendment of the articles of incorporation, whether or not the shareholder was entitled to vote on the amendment, if the amendment effects a redemption or cancellation of all of the shareholder’s shares in exchange for cash or other consideration other than shares of the corporation;
(e) Any action described in RCW 23B.25.120;
(f) Any corporate action approved pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares;
(g) A plan of entity conversion in the case of a conversion of a domestic corporation to a foreign corporation, which has become effective, to which the domestic corporation is a party as the converting entity, if: (i) The shareholder was entitled to vote on the plan; and (ii) the shareholder does not receive shares in the surviving entity that have terms as favorable to the shareholder in all material respects and that represent at least the same percentage interest of the total voting rights of the outstanding shares of the surviving entity as the shares held by the shareholder before the conversion; or
(h) Consummation of a conversion of the corporation to another entity which is not a foreign corporation pursuant to RCW 23B.09.010.
(2) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.831 through 25.10.886, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.
(3) The right of a dissenting shareholder to obtain payment of the fair value of the shareholder’s shares shall terminate upon the occurrence of any one of the following events:
(a) The proposed corporate action is abandoned or rescinded;
(b) A court having jurisdiction permanently enjoins or sets aside the corporate action; or
(c) The shareholder’s demand for payment is withdrawn with the written consent of the corporation.
23b.13.030. Dissent by Nominees and Beneficial Owners.
(1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to the corporation a notice of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter’s other shares were registered in the names of different shareholders.
(2) A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if:
(a) The beneficial shareholder delivers to the corporation the record shareholder’s executed written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and
(b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.
23b.13.200. Notice of Dissenters’ Rights.
(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval by a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.
(2) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 would be submitted for approval by a vote at a shareholders’ meeting but for the provisions of RCW 23B.11A.045, the offer made pursuant to RCW 23B.11A.045 must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.
(3) If corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval without a vote of shareholders in accordance with RCW 23B.07.040, the shareholder consent described in RCW 23B.07.040(1)(b) and the notice described in RCW 23B.07.040(3)(a) must include a statement that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.
23b.13.210. Notice of Intent to Demand Payment.
(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights must (a) deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed corporate action is effected, and (b) not vote such shares in favor of the proposed corporate action.
(2) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 does not require shareholder approval pursuant to RCW 23B.11A.045, a shareholder who wishes to assert dissenters’ rights with respect to any class or series of shares:
(a) Shall deliver to the corporation before the shares are purchased pursuant to the offer under RCW 23B.11A.045 written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed corporate action is effected; and

(b) Shall not tender, or cause to be tendered, any shares of such class or series in response to such offer.
(3) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval without a vote of shareholders in accordance with RCW 23B.07.040, a shareholder who wishes to assert dissenters’ rights must not execute the consent or otherwise vote such shares in favor of the proposed corporate action.
(4) A shareholder who does not satisfy the requirements of subsection (1), (2), or (3) of this section is not entitled to payment for the shareholder’s shares under this chapter.
23b.13.220. Dissenters’ Rights—Notice.
(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved at a shareholders’ meeting, the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders who satisfied the requirements of RCW 23B.13.210(1) a notice in compliance with subsection (6) of this section.
(2) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved without a vote of shareholders in accordance with RCW 23B.11A.045, the corporation shall within 10 days after the effective date of the corporate action deliver to all shareholders who satisfied the requirements of RCW 23B.13.210(2) a notice in compliance with subsection (6) of this section.
(3) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved without a vote of shareholders in accordance with RCW 23B.07.040, the notice delivered pursuant to RCW 23B.07.040(3)(b) to shareholders who satisfied the requirements of RCW 23B.13.210(3) shall comply with subsection (6) of this section.
(4) In the case of proposed corporate action creating dissenters’ rights under RCW 23B.13.020(1)(a)(ii), the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders of the subsidiary other than the parent a notice in compliance with subsection (6) of this section.
(5) In the case of proposed corporate action creating dissenters’ rights under RCW 23B.13.020(1)(d) that, pursuant to RCW 23B.10.020(4)(b), is not required to be approved by the shareholders of the corporation, the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders entitled to dissent under RCW 23B.13.020(1)(d) a notice in compliance with subsection (6) of this section.
(6) Any notice under subsection (1), (2), (3), (4), or (5) of this section must:
(a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;
(b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;
(c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;
(d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1), (2), (3), (4), or (5) of this section is delivered; and
(e) Be accompanied by a copy of this chapter.
23b.13.230. Duty to Demand Payment.
(1) A shareholder sent a notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to RCW 23B.13.220(6)(c), and deposit the shareholder’s certificates, all in accordance with the terms of the notice.
(2) The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.
(3) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the notice, is not entitled to payment for the shareholder’s shares under this chapter.
23b.13.240. Share Restrictions.
(1) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment under RCW 23B.13.230 is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

(2) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.
23b.13.250. Payment.
(1) Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder's shares, plus accrued interest.
(2) The payment must be accompanied by:
(a) The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;
(b) An explanation of how the corporation estimated the fair value of the shares;
(c) An explanation of how the interest was calculated;
(d) A statement of the dissenter’s right to demand payment under RCW 23B.13.280; and
(e) A copy of this chapter.
23b.13.260. Failure to Take Corporate Action.
(1) If the corporation does not effect the proposed corporate action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.
(2) If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to effect the proposed corporate action, it must deliver a new dissenters’ notice under RCW 23B.13.220 and repeat the payment demand procedure.
23b.13.270. After-Acquired Shares.
(1) A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.
(2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after the effective date of the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall deliver with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under RCW 23B.13.280.
23b.13.280. Procedure if Shareholder Dissatisfied with Payment or Offer.
(1) A dissenter may deliver a notice to the corporation informing the corporation of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate, less any payment under RCW 23B.13.250, or reject the corporation’s offer under RCW 23B.13.270 and demand payment of the dissenter’s estimate of the fair value of the dissenter’s shares and interest due, if:
(a) The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;
(b) The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or
(c) The corporation does not effect the proposed corporate action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.
(2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter’s shares.

23b.13.300. Court Action.
(1) If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.
(2) The corporation shall commence the proceeding in the superior court of the county where a corporation’s principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.
(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.
(4) The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.
(5) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.
(6) Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.
23b.13.310. Court Costs and Counsel Fees.
(1) The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.
(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:
(a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or
(b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.
(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

Appendix C
September 24, 2025
Board of Directors
Heritage Financial Corporation
201 Fifth Avenue SW
Olympia, WA 98501
Members of the Board:
We understand that Heritage Financial Corporation, Inc., a Washington corporation (“Acquiror”), proposes to enter into an Agreement and Plan of Merger (the “Agreement”) with Olympic Bancorp, Inc., a Washington corporation (the “Company”), pursuant to which, among other things, the Company will merge with and into Acquiror (the “Merger”), which will be the surviving corporation, and each outstanding share of the capital stock of the Company (“Company Capital Stock”), immediately prior to the Effective Time, will be converted into the right to receive 45.0 paid and nonassessable shares of capital stock of Acquiror (“Acquiror Common Stock” and, such 45.0 shares of Acquiror Common Stock for a share of Company Capital Stock, the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Agreement.
Capitalized terms used herein without definition have the respective meanings ascribed to them in the Agreement.
You have requested our opinion as to the fairness, from a financial point of view, to Acquiror of the Merger Consideration in the proposed Merger.
In connection with preparing our opinion, we have reviewed, among other things:
(i)    a draft of the Agreement, dated September 19, 2025;
(ii)    certain financial statements and other historical financial and business information about Acquiror and the Company made available to us from published sources and/or from the internal records of Acquiror and the Company that we deemed relevant;
(iii)    certain publicly available analyst earnings estimates for Acquiror for the years ended December 31, 2025 and December 31, 2026, and an estimated long-term growth rate for the years thereafter, in each case as discussed with and confirmed by, senior management of Acquiror;
(iv)    certain financial projections for the Company for the years ended December 31, 2025 and December 31, 2026, and an estimated long-term growth rate for the years thereafter, in each case as discussed with and confirmed by, senior management of Acquiror;
(v)    a comparison of the financial and operating performance of Acquiror and the Company with publicly available information concerning certain other companies that we deemed relevant;
(vi)    a comparison of the proposed financial terms of the Merger with the publicly available financial terms of certain other transactions that we deemed relevant;
(vii)    a comparison of the current and historical market prices and trading activity of Acquiror Common Stock with that of certain other publicly-traded companies that we deemed relevant;
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(viii)    the pro forma financial effects of the Merger, taking into consideration the amounts and timing of transaction costs, earnings estimates, potential cost savings, and other financial and accounting considerations in connection with the Merger, in each case as prepared by or at the direction of senior management of Acquiror, as approved for our use by Acquiror;
(ix)    the implied valuations derived by discounting future cash flows and a terminal value of each of the Company and Acquiror based upon the financial projections and estimates for Acquiror and the Company referred to above and certain other financial forecasts for Acquiror and the Company (such forecasts discussed with and approved for our use by senior management of Acquiror) at discount rates that we deemed appropriate;
(x)    other such financial studies, analyses, investigations, economic and market information that we considered relevant including discussions with the respective senior managements and other representatives and advisors of Acquiror and the Company concerning the business, financial condition, results of operations and prospects of Acquiror and the Company.
In arriving at our opinion, we have, with your consent, assumed and relied upon the accuracy and completeness of all information that was publicly available or supplied or otherwise made available to, discussed with or reviewed by or for us. We have not independently verified (nor have we assumed responsibility for independently verifying) such information or its accuracy or completeness. We have relied on the assurances of senior management of Acquiror and senior management of the Company that they are not aware of any facts or circumstances that would make any of such information, forecasts or estimates inaccurate or misleading. We have not undertaken or been provided with any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Acquiror or the Company. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of Acquiror or the Company, and have not been provided with any reports of such physical inspections. We have assumed that there has been no material change in Acquiror’s or the Company’s business, assets, financial condition, results of operations, cash flows or prospects since the date of the most recent financial statements provided to us.
With respect to the financial projections and estimates (including information relating to the amounts and timing of the merger costs, cost savings, and revenue enhancements) provided to or otherwise reviewed by or for or discussed with us, we have been advised by senior management of Acquiror and senior management of the Company, and have assumed with your consent, that such projections and estimates were reasonably prepared on bases reflecting (or in the case of publicly available analyst earning estimates for Acquiror are reasonable estimates consistent with) the best currently available estimates and good faith judgments of senior management of Acquiror and senior management of the Company as to the future financial performance of Acquiror and the Company and the other matters covered thereby, and that the financial results reflected in such projections and estimates will be realized in the amounts and at the times projected. We assume no responsibility for and express no opinion as to these projections and estimates or the assumptions on which they were based. We have relied on the assurances of senior management of Acquiror and senior management of the Company that they are not aware of any facts or circumstances that would make any of such information, projections or estimates inaccurate or misleading.
We are not experts in the evaluation of loan and lease portfolios, classified loans or other real estate owned or in assessing the adequacy of the allowance for credit with respect thereto, and we did not make an independent evaluation or appraisal thereof, or of any other specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Acquiror or the Company or any of their respective subsidiaries. We have not reviewed any individual loan or credit files relating to Acquiror or the Company. We have assumed, with your consent, that the respective allowances for credit losses for both Acquiror and the Company are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. We did not make an independent evaluation of the quality of Acquiror’s or the Company’s deposit base, nor have we independently evaluated potential deposit concentrations or the deposit composition of Acquiror or the Company. We did not make an independent evaluation of the quality of Acquiror’s or the Company’s investment securities portfolio, nor have we independently evaluated potential concentrations in the investment securities portfolio of Acquiror or the Company.

We have assumed that all of the representations and warranties contained in the Agreement and all related agreements are true and correct in all respects material to our analysis, and that the Merger will be consummated in accordance with the terms of the Agreement, without waiver, modification or amendment of any term, condition or covenant thereof the effect of which would be in any respect material to our analysis. We also have assumed that all material governmental, regulatory or other consents, approvals, and waivers necessary for the consummation of the Merger will be obtained without any material adverse effect on Acquiror or the contemplated benefits of the Merger. Further, we have assumed that the executed Agreement will not differ in any material respect from the draft Agreement, dated September 19, 2025, reviewed by us. In addition, we have assumed, with your consent, that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes and that there will be no adjustment to the Merger Consideration.
We have assumed in all respects material to our analysis that Acquiror and the Company will remain as a going concern for all periods relevant to our analysis. We express no opinion regarding the liquidation value of Acquiror and the Company or any other entity.
Our opinion is limited to the fairness, from a financial point of view, to Acquiror of the Merger Consideration to be paid to the holders of the Company Capital Stock in the proposed Merger. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Merger (including, without limitation, the form or structure of the Merger) or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into in connection with the Merger, or as to the underlying business decision by Acquiror to engage in the Merger. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of Acquiror or the Company, or any class of such persons, relative to the Merger Consideration to be paid to holders of Company Capital Stock in the proposed Merger, or with respect to the fairness of any such compensation.
We express no view as to, and our opinion does not address, the relative merits of the Merger as compared to any alternative business transactions or strategies, or whether such alternative transactions or strategies could be achieved or are available. In addition, our opinion does not address any legal, regulatory, tax or accounting matters, as to which we understand that Acquiror obtained such advice as it deemed necessary from qualified professionals.
We express no opinion as to the actual value of Acquiror Common Stock when issued in the Merger or the prices at which Acquiror Common Stock will trade following announcement of the Merger or at any future time.
We have not evaluated the solvency or fair value of Acquiror or the Company under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. This opinion is not a solvency opinion and does not in any way address the solvency or financial condition of Acquiror or the Company. We are not expressing any opinion as to the impact of the Merger on the solvency or viability of Acquiror or the Company or the ability of Acquiror or the Company to pay their respective obligations when they come due.
We have acted as Acquiror’s financial advisor in connection with the Merger and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon consummation of the Merger. In addition, Acquiror has agreed to reimburse our reasonable expenses and indemnify us against certain liabilities arising out of our engagement.
Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have provided any investment banking services to Acquiror or the Company for which we have received a fee. Neither we nor our affiliates have had any other material commercial relations with Acquiror or the Company during the two years preceding the date of this letter.
In the ordinary course of our business, D.A. Davidson & Co. and its affiliates may actively trade or hold securities of Acquiror or the Company for our own accounts or for the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities. We may seek to provide investment banking or other financial services to Acquiror or the Company in the future for which we would expect to receive compensation.

This fairness opinion was reviewed and approved by a D.A. Davidson & Co. Fairness Opinion Committee.
This opinion is solely for the information of the Board of Directors of Acquiror (solely in its capacity as such) in connection with its consideration of the Merger and shall not be relied upon by any other party or disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written consent other than as required by any law or regulation.
Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.
(xi)
(xii)    Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid to holders of Company Capital Stock in the proposed Merger is fair, from a financial point of view, to Acquiror.
Very truly yours,
/s/ D.A. Davidson
D.A. Davidson & Co.

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Appendix D
September 25, 2025
Board of Directors
Olympic Bancorp, Inc.
619 Bay Street
Port Orchard, WA 98366
Ladies and Gentlemen:
Olympic Bancorp, Inc. (“Company”) and Heritage Financial Corporation (“Acquiror”) are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Company will, subject to the terms and conditions set forth therein, merge with and into Acquiror (the “Merger”) so that Acquiror is the surviving corporation in the Merger. As set forth in the Agreement, at the Effective Time, each share of Company Capital Stock issued and outstanding immediately prior to the Effective Time, except for certain shares of Company Capital Stock as specified in the Agreement, shall be automatically converted into the right to receive 45.0 (the “Exchange Ratio”) shares of Acquiror Common Stock. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Company Capital Stock.
Piper Sandler & Co. (“Piper Sandler”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) a draft of the Agreement, dated September 19, 2025; (ii) certain publicly available financial statements and other historical financial information of Company that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Acquiror that we deemed relevant; (iv) internal financial projections for Company for the years ending December 31, 2025 through December 31, 2029 as well as estimated dividends per share for Company for the years ending December 31, 2025 through December 31, 2029, as provided by the senior management of Company; (v) publicly available mean analyst estimates for Acquiror for the years ending December 31, 2025 and December 31, 2026, as well as an estimated long-term annual asset and net income growth rate for Acquiror for the years ending December 31, 2027 through December 31, 2029 and estimated dividends per share for Acquiror for the years ending December 31, 2027 through December 31, 2029, as directed by the senior management of Acquiror; (vi) the pro forma financial impact of the Merger on Acquiror based on certain assumptions relating to transaction expenses, cost savings, purchase accounting adjustments and certain adjustments for current expected credit losses (CECL) accounting standards, as well as estimated net income for Company for the years ending December 31, 2025 and December 31, 2026 with estimated annual asset and income growth rates for Company for the years ending December 31, 2027 through December 31, 2029, as directed by the senior management of Acquiror; (vii) the publicly reported historical price and trading activity for Acquiror Common Stock, including a comparison of certain stock trading information for Acquiror Common Stock and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded; (viii) a comparison of certain financial and market information for Company and Acquiror with similar financial institutions for which information is publicly available; (ix) the financial metrics of certain recent business combinations in the bank industry, to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of Company the business, financial condition, results of operations and prospects of Company and held similar discussions with certain members of the senior management of Acquiror and its representatives regarding the business, financial condition, results of operations and prospects of Acquiror.
In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Company, Acquiror and its representatives, or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have further relied on the assurances of the respective senior managements of Company and Acquiror that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any respect material to our analyses. We have not been asked to undertake, and have not undertaken, an independent verification of any such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Company or Acquiror, nor were we furnished with any such evaluations or appraisals. We render no opinion on or evaluation of the collectability of any assets or the future performance of any loans of Company or Acquiror, nor any of their respective subsidiaries. We did not make an independent evaluation of the adequacy of the allowance for credit losses of Company or Acquiror, any of their respective subsidiaries or the combined entity after the Merger, and we have not reviewed any individual credit files relating to Company or Acquiror or any of their respective subsidiaries. We have assumed, with your consent, that the respective allowances for credit losses for Company and Acquiror and their respective subsidiaries are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.
In preparing its analyses, Piper Sandler used internal financial projections for Company for the years ending December 31, 2025 through December 31, 2029 as well as estimated dividends per share for Company for the years ending December 31, 2025 through December 31, 2029, as provided by the senior management of Company. In addition, Piper Sandler used publicly available mean analyst estimates for Acquiror for the years ending December 31, 2025 and December 31, 2026, as well as an estimated long-term annual asset and net income growth rate for Acquiror for the years ending December 31, 2027 through December 31, 2029 and estimated dividends per share for Acquiror for the years ending December 31, 2027 through December 31, 2029, as directed by the senior management of Acquiror. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, cost savings, purchase accounting adjustments and certain adjustments for CECL accounting standards, as well as estimated net income for Company for the years ending December 31, 2025 and December 31, 2026 with estimated annual asset and income growth rates for Company for the years ending December 31, 2027 through December 31, 2029, as directed by the senior management of Acquiror. With respect to the foregoing information, the respective senior managements of Company and Acquiror confirmed to us that such information reflected (or in the case of the publicly available analyst estimates referred to above, was consistent with) the best currently available projections, estimates and judgements of those respective senior managements as to the future financial performance of Company and Acquiror, respectively, and we assumed that the financial results reflected in such information would be achieved. We express no opinion as to such projections, estimates or judgements, or the assumptions on which they are based. We have also assumed that there has been no material change in Company’s or Acquiror’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analyses that Company and Acquiror will remain as going concerns for all periods relevant to our analyses.
We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements required to effect the Merger, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Company, Acquiror, the Merger or any related transactions, and (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with your consent, we have relied upon the advice that Company has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement. We express no opinion as to any such matters.
Our opinion is necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of Acquiror Common Stock at any time or what the value of Acquiror Common Stock will be once the shares are actually received by the holders of Company Capital Stock.
We have acted as Company’s financial advisor in connection with the Merger and will receive a fee for our services, which fee is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the advisory fee which will become payable to Piper Sandler upon consummation of the Merger. Company has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. In the two years preceding the date hereof, Piper Sandler has not provided any other investment banking services to Company, nor has Piper Sandler provided any investment banking services to Acquiror. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Company, Acquiror and their respective affiliates. We may also actively trade the equity and debt securities of Acquiror and its affiliates for our own account and for the accounts of our customers.
Our opinion is directed to the Board of Directors of Company in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of Company as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the Agreement and the Merger. Our opinion is directed only as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Company Capital Stock and does not address the underlying business decision of Company to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for Company or the effect of any other transaction in which Company might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any Company officer, director or employee, or class of such persons, if any, relative to the amount of compensation to be received by any other shareholder. This opinion has been approved by Piper Sandler’s fairness opinion committee. This opinion may not be reproduced without Piper Sandler’s prior written consent; provided, however, Piper Sandler will provide its consent for the opinion to be included in any regulatory filings, including the Proxy Statement and the Registration Statement, to be filed with the SEC and mailed to shareholders in connection with the Merger.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the holders of Company Capital Stock from a financial point of view.

Very truly yours,

/s/ Piper Sandler & Co

PART II
Information Not Required in Prospectus
Item 20. Indemnification of Directors and Officers.
Section 23B.08.320 of the WBCA provides that the personal liability of directors and officers to a corporation imposed by Section 23B.08.310 of the WBCA may be eliminated by the articles of incorporation of the corporation, except in the case of acts or omissions involving certain types of conduct. Article 9 of the Heritage charter provides that directors of Heritage shall not be personally liable to Heritage or its shareholders for monetary damages for conduct as a director to the fullest extent permitted by the WBCA. Pursuant to the Heritage charter, its directors and officers are not personally liable to Heritage or its shareholders for monetary damages for conduct as a director or officer, except for liability incurred with respect to: (i) acts or omissions finally adjudged to be intentional misconduct or a knowing violation of law; (2) conduct finally adjudged to be in violation of Section 23B.08.310 of the WBCA; or (3) any transaction for which it was finally adjudged that the director or officer personally received a benefit in money, property or services to which such person was not legally entitled. If Washington law is amended to authorize corporate action that further eliminates or limits the liability of directors or officers, then the liability of Heritage’s directors and officers will be eliminated or limited to the fullest extent permitted by Washington law, as so amended.
Section 23B.08.520 of the WBCA provides that, unless limited by its articles of incorporation, a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because of being a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding. Section 23B.08.560 of the WBCA further provides that if authorized by (i) the articles of incorporation, (ii) a bylaw adopted or ratified by the shareholders, or (iii) a resolution adopted or ratified, before or after the event, by the shareholders, a corporation will have the power to indemnify or agree to indemnify a director made party to a proceeding, or to obligate itself to advance or reimburse expenses incurred in a proceeding, without regard to the limitations on indemnification contained in Sections 23B.08.510 through 23B.08.550 of the WBCA, provided that no such indemnity may indemnify any director from or on account of: (a) acts or omissions of the director finally adjudged to be intentional misconduct or a knowing violation of law; (b) conduct of the director finally adjudged to be in violation of Section 23B.08.310 of the WBCA; or (c) any transaction with respect to which it was finally adjudged that such director personally received a benefit in money, property, or services to which the director was not legally entitled. In Article VI of the Heritage bylaws and Article 8 of the Heritage charter, Heritage has elected, subject to certain exceptions, to indemnify and hold harmless its directors and officers against liabilities incurred because of service as its directors or officers, or service at the request of Heritage as a director, officer, partner, trustee, employee or agent of another foreign or domestic enterprise, to the extent permitted by law. Such indemnification does not include indemnification for the items addressed in clause (a) through (c) of this paragraph, or as otherwise prohibited by applicable law.
Pursuant to Section 23B.08.510 of the WBCA, a corporation may not indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding: (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or (ii) in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in the director’s official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by the director.
The foregoing description of the Heritage charter and bylaws is qualified in its entirety by reference to each such document, which are included as Exhibits 3.1 and 3.2, respectively, to Heritage’s Annual Report on Form 10-K for the year ended December 31, 2024.
Heritage also maintains directors’ and officers’ liability insurance which covers certain liabilities and expenses of its directors and officers and covers it for reimbursement of payments to its directors and officers in respect of such liabilities and expenses, in each case subject to certain limits and exceptions.
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Item 21. Exhibits and Financial Statement Schedules.
(a)Exhibits:

Exhibit Number	Description of Exhibit

2.1	Agreement and Plan of Merger, between Heritage Financial Corporation and Olympic Bancorp, Inc. dated as of September 25, 2025 (included as Appendix A to this joint proxy statement/prospectus).†

3.1	Amended and Restated Articles of Incorporation of Heritage Financial Corporation (incorporated herein by reference to Exhibit 3.1(b) on Form 8-K filed on May 18, 2010).

3.2	Amendment to Amended and Restated Articles of Incorporation of Heritage Financial Corporation (incorporated herein by reference to Proposal 5 of Form DEF14A filed on March 18, 2011).

3.3	Amended and Restated Bylaws of Heritage Financial Corporation (incorporated herein by reference to Exhibit 3.3 on Form 8-K filed on June 30, 2020).

4.1	Description of Common Stock and Preferred Stock of Heritage Financial Corporation (incorporated herein by reference to Exhibit 4.2 on Form 10-K filed on February 27, 2025).

5.1**	Opinion of Barack Ferrazzano Kirschbaum & Nagelberg LLP as to the validity of the securities being registered.

8.1**	Tax Opinion of Barack Ferrazzano Kirschbaum & Nagelberg LLP.

8.2**	Tax Opinion of Otteson Shapiro LLP.

21.1	Subsidiaries of Heritage Financial Corporation (incorporated herein by reference to Exhibit 21.0 on Form 10-K filed on February 27, 2025).

23.1*	Consent of Crowe LLP (Heritage Financial Corporation financial statements).

23.2*	Consent of CliftonLarsonAllen LLP (Olympic Bancorp, Inc. financial statements).

23.3**	Consent of Barack Ferrazzano Kirschbaum & Nagelberg LLP (included in Exhibit 5.1).

23.4**	Consent of Barack Ferrazzano Kirschbaum & Nagelberg LLP (included in Exhibit 8.1).

23.5**	Consent of Otteson Shapiro LLP (included in Exhibit 8.2).

24.1**	Powers of Attorney (contained in signature page to this Registration Statement).

99.1**	Form of proxy card of Heritage Financial Corporation.

99.2**	Form of proxy card of Olympic Bancorp, Inc.

99.3
Voting and Support Agreement, by and among Heritage Financial Corporation, Olympic Bancorp, Inc., and the directors and officers of Olympic Bancorp, Inc. identified therein, dated September 25, 2025 (incorporated herein by reference to Exhibit 10.1 on Form 8-K filed on September 26, 2025).

99.4
Voting and Support Agreement, by and among Olympic Bancorp, Inc., Heritage Financial Corporation, and the directors and officers of Heritage Financial Corporation identified therein, dated September 25, 2025 (incorporated herein by reference to Exhibit 10.2 on Form 8-K filed on September 26, 2025).

99.5*	Consent of D.A. Davidson & Co.

99.6*	Consent of Piper Sandler & Co.

107**	Filing Fee Table.
___________________
†       Certain schedules and attachments to the merger agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Heritage Financial Corporation agrees to furnish a supplemental copy of any omitted schedule or attachment to the SEC upon request.
*       Filed herewith.
**     Previously filed.

Item 22: Undertakings.
(a)The undersigned registrant hereby undertakes:
(1)To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
(iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(b)The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c)
(1)The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer/registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(2)The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to this registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(d)Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(e)The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
(f)The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tacoma, State of Washington, on this 2nd day of December, 2025.

HERITAGE FINANCIAL CORPORATION

By:	/s/ Bryan D. McDonald
Bryan D. McDonald
President and Chief Executive Officer
POWER OF ATTORNEY
Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Form S-4 has been signed by the following persons in the capacities and on this 2nd day of December, 2025.

Name	Title

/s/ Bryan D. McDonald	Director, President and Chief Executive Officer
Bryan D. McDonald	(principal executive officer)

/s/ Donald J. Hinson.	Executive Vice President and Chief Financial Officer
Donald J. Hinson	(principal financial and principal accounting officer)

*	Director
Brian S. Charneski

*	Director
Trevor D. Dryer

*	Director
Kimberly T. Ellwanger

*	Director
Gail B. Giacobbe

*	Director
Jeffrey S. Lyon

*	Director
Frederick B. Rivera

*	Director
Karen R. Saunders

*	Director
Brian L. Vance

*	Director
Ann Watson

* By: /s/Bryan D. McDonald
Bryan D. McDonald, as
Attorney-in-Fact
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